    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 16, 1997

                                                REGISTRATION NO. 333-25293

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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                FORM S-4/A
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------
                         MAGELLAN INTERNATIONAL, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

        DELAWARE                     4899                     95-460-7698
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL       (I.R.S. EMPLOYER
     JURISDICTION OF     CLASSIFICATION CODE NUMBER)     IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)




                              ONE PICKWICK PLAZA
                         GREENWICH, CONNECTICUT 06830
                                (203) 622-6664
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                ROBERT M. HALL
                                   SECRETARY
                         MAGELLAN INTERNATIONAL, INC.
                      C/O HUGHES ELECTRONICS CORPORATION
                              7200 HUGHES TERRACE
                            LOS ANGELES, CALIFORNIA
                                  90045-0066
                                (213) 568-7200
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                               ----------------

                                  COPIES TO:

       DENNIS J. FRIEDMAN, ESQ.                   GARY OLSON, ESQ.
        CHADBOURNE & PARKE LLP                    LATHAM & WATKINS
         30 ROCKEFELLER PLAZA                   633 WEST FIFTH STREET
       NEW YORK, NEW YORK 10012             LOS ANGELES, CALIFORNIA 90071
            (212) 408-5100                         (213) 485-1234

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective and all other conditions under the Reorganization Agreement, dated as of September 20, 1996, as amended, described in the enclosed Proxy Statement/Prospectus, have been satisfied or waived.

  If the only securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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

                               LOGO PANAMSAT
                                                                 April 18, 1997

Dear Fellow Stockholder:

  You are cordially invited to attend the Special Meeting of Stockholders (the "Special Meeting") of PanAmSat Corporation ("PanAmSat"), which will be held on Thursday, May 8, 1997 at 11:00 a.m. local time at the Equinox Hotel, Historic Route 7A, Manchester Village, Vermont.

  At the Special Meeting you will be asked to consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization dated as of September 20, 1996, as amended on April 4, 1997 (the "Reorganization Agreement"), and an Agreement and Plan of Merger dated as of April 4, 1997 (the "Merger Agreement") that provide for the combination of PanAmSat and the existing commercial satellite business of Hughes Communications, Inc. and certain of its subsidiaries (the "Galaxy Business").

  Upon completion of the transactions contemplated by the Reorganization Agreement, the Merger Agreement and various ancillary agreements (the "Transaction"):

  . PanAmSat will become a wholly owned subsidiary of a newly formed holding company that will be known as "PanAmSat Corporation" ("New PanAmSat"), which will also own and operate the Galaxy Business;

  . each issued and outstanding share of Class A Common Stock and Common
    Stock will be converted into, at the election of each holder, either (a) the right to receive an amount in cash equal to $15, plus interest under certain circumstances, plus one half ( 1/2) share of Common Stock of New PanAmSat ("New PanAmSat Common Stock"), (b) the right to receive (subject to proration, as applicable) one share of New PanAmSat Common Stock or
    (c) the right to receive (subject to proration, as applicable) an amount in cash equal to $30, plus interest under certain circumstances;

  . New PanAmSat will acquire all of the capital stock of an entity that indirectly owns all of the issued and outstanding shares of Class B Common Stock in exchange for consideration at the election of such entity's owner that is equal in amount and form (subject to proration, as applicable), per share of Class B Common Stock indirectly owned by such entity, to the consideration payable on account of each share of Class A Common Stock and Common Stock in the Transaction; and

  . Hughes Communications, Inc. and certain of its subsidiaries will receive an aggregate of 106,622,807 shares of New PanAmSat Common Stock, which will represent approximately 71.5% of the outstanding shares of New PanAmSat Common Stock after the Transaction assuming that New PanAmSat pays the direct and indirect stockholders of PanAmSat half stock and half cash as consideration in the Transaction.

  At the Special Meeting you will also be asked to consider and vote upon a proposal to approve and adopt an amendment (the "Charter Amendment") to PanAmSat's Amended and Restated Certificate of Incorporation. The Charter Amendment would (i) change the name of PanAmSat to "PanAmSat International Systems, Inc.," (ii) clarify that the shares of Class A Common Stock and Class B Common Stock will not lose their status as such as a result of the Transaction and (iii) clarify that certain restrictions in PanAmSat's Certificate of Incorporation regarding the consideration that must be received in a merger, consolidation or business combination will not apply to the Transaction.

  Detailed descriptions of the Reorganization Agreement, the Merger Agreement and the Charter Amendment are set forth in the accompanying Proxy
Statement/Prospectus, which you should read carefully.

  PANAMSAT'S BOARD OF DIRECTORS HAS DETERMINED THAT THE TRANSACTION IS FAIR TO AND IN THE BEST INTERESTS OF PANAMSAT AND ITS STOCKHOLDERS. PANAMSAT'S BOARD OF DIRECTORS HAS ALSO DETERMINED THAT THE CHARTER

AMENDMENT IS ADVISABLE AND IN THE BEST INTERESTS OF PANAMSAT AND ITS STOCKHOLDERS. PANAMSAT'S BOARD OF DIRECTORS HAS APPROVED THE REORGANIZATION AGREEMENT, THE MERGER AGREEMENT AND THE CHARTER AMENDMENT AND RECOMMENDS A VOTE "FOR" APPROVAL OF THE REORGANIZATION AGREEMENT AND THE MERGER AGREEMENT AND RECOMMENDS A VOTE "FOR" APPROVAL OF THE CHARTER AMENDMENT.

  The affirmative vote of (i) the holders of a majority of the votes of the outstanding shares of Class A Common Stock and Common Stock, voting together as a single class, and the holders of a majority of the votes of the outstanding shares of Class B Common Stock and Common Stock, voting together as a single class, as well as (ii) the holders of a majority of the votes of the outstanding shares of each of the Class A Common Stock and the Class B Common Stock (as long as the outstanding shares of Class A Common Stock and/or Class B Common Stock represent at least 5% of the total outstanding shares of Class A Common Stock, Class B Common Stock and Common Stock), is necessary to approve the Reorganization Agreement, the Merger Agreement and the Charter Amendment. In addition, the affirmative vote of the holders of the majority of votes of the outstanding shares of Class A Common Stock, Class B Common Stock and Common Stock, each voting as a separate class, is necessary to approve the Charter Amendment. Pursuant to an agreement executed in connection with the Reorganization Agreement, the beneficial owners of all of the issued and outstanding shares of Class A Common Stock and Class B Common Stock have agreed to vote all of their shares of stock of PanAmSat to approve the Reorganization Agreement and the Merger Agreement and to take any actions required in furtherance thereof. In connection therewith, immediately before the record date for the Special Meeting, the holders of Class A Common Stock voluntarily converted the number of shares of Class A Common Stock necessary to constitute a majority of the outstanding shares of Common Stock from Class A Common Stock into Common Stock (such shares of Common Stock, the "Converted Shares"). On the record date for the Special Meeting, the beneficial owners of all of the outstanding shares of Class A Common Stock, Class B Common Stock and the Converted Shares held the voting power required to approve the Reorganization Agreement, the Merger Agreement and the Charter Amendment. Accordingly, approval thereof by the PanAmSat stockholders is assured.

  Whether or not you plan to attend the Special Meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage prepaid envelope. If you attend the Special Meeting, you may vote in person if you wish, even though you previously have returned your proxy card. Your prompt cooperation is greatly appreciated.

  Please do not send your Stock Certificates with your proxy card. Concurrently herewith, a transmittal form and instructions for the surrender and exchange of your shares are being mailed to you.

                                          Very truly yours,

                                          /s/ Frederick A. Landman
                                          Frederick A. Landman
                                          President and Chief Executive
                                           Officer

        PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD.

                             PANAMSAT CORPORATION
                              ONE PICKWICK PLAZA
                         GREENWICH, CONNECTICUT 06830
                                (203) 622-6664

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD ON MAY 8, 1997

                               ----------------

TO THE STOCKHOLDERS OF PANAMSAT CORPORATION:

  Notice Is Hereby Given that a Special Meeting of Stockholders (the "Special Meeting") of PanAmSat Corporation ("PanAmSat") will be held on Thursday, May 8, 1997 at 11:00 a.m. local time at the Equinox Hotel, Historic Route 7A, Manchester Village, Vermont for the following purposes:

    1. To consider and vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization dated September 20, 1996, as amended on April 4, 1997 (the "Reorganization Agreement"), among Hughes Communications, Inc., a California corporation ("HCI"), Hughes Communications Galaxy, Inc., a California corporation ("HCG"), Hughes Communications Satellite Services, Inc., a California corporation, Hughes Communications Services, Inc., a California corporation, Hughes Communications Carrier Services, Inc., a California corporation, Hughes Communications Japan, Inc., a California corporation, Magellan International, Inc., a Delaware corporation ("New PanAmSat"), and PanAmSat, and an Agreement and Plan of Merger dated as of April 4, 1997 (the "Merger Agreement") by and among PanAmSat, PAS Merger Corp., a Delaware corporation and newly formed subsidiary of New PanAmSat, and New PanAmSat.

    2. To consider and vote upon a proposal to approve and adopt an amendment (the "Charter Amendment") to PanAmSat's Amended and Restated Certificate of Incorporation. The Charter Amendment would (i) change the name of PanAmSat to "PanAmSat International Systems, Inc.," (ii) clarify that the shares of Class A Common Stock, par value $.01 per share, of PanAmSat (the "PAS Class A Common Stock") and the shares of Class B Common Stock, par value $.01 per share, of PanAmSat (the "PAS Class B Common Stock") will not convert into shares of Common Stock, par value $.01 per share, of PanAmSat (the "PAS Ordinary Common Stock," and together with the PAS Class A Common Stock and PAS Class B Common Stock, the "PAS Common Stock") in connection with the Reorganization Agreement, the Univisa Contribution Agreement (as defined below) and the transactions contemplated thereby and (iii) clarify that the provisions in PanAmSat's Amended and Restated Certificate of Incorporation regarding the consideration that must be received in a merger, consolidation or business combination will not apply to the transactions contemplated by the Reorganization Agreement, the Merger Agreement and the Univisa Contribution Agreement (as defined below).

    3. To transact such other matters relating to the conduct of the Special Meeting or any adjournments or postponements thereof.

  See pages 12 and 13 of the Proxy Statement/Prospectus for charts depicting the existing corporate structure of the entities that will engage in the transactions described above, the structure of such transactions and the corporate structure that will be achieved if such transactions are approved and consummated.

  The Reorganization Agreement and the Merger Agreement contemplate, among other things, that PAS Merger Corp. will be merged with and into PanAmSat (the "Merger") and the existing commercial satellite business of HCI and certain of its subsidiaries (the "Galaxy Business") will be contributed to New PanAmSat, with the result that: (a) PanAmSat will become a wholly owned subsidiary of New PanAmSat, (b) each issued and outstanding share of PAS Class A Common Stock and PAS Ordinary Common Stock will be converted, at the election of each holder, into either (i) the right to receive an amount in cash equal to $15, plus one half ( 1/2) share of Common Stock, par value $.01 per share, of New PanAmSat (the "New PAS Common Stock"), (ii) the right to receive (subject to proration, as applicable) one share of New PAS Common Stock or (iii) the right to receive (subject to proration, as applicable) an amount in cash equal to $30 (collectively, the "Merger Consideration"), (c) New PanAmSat will own and operate the Galaxy Business and (d) HCI and certain of its subsidiaries will receive an aggregate of 106,622,807 shares of New PAS Common Stock.

  Assuming that New PanAmSat pays half stock and half cash as consideration in the Merger and the Univisa Contribution (as defined below), the shares of New PAS Common Stock received by HCI and certain of its subsidiaries will represent approximately 71.5% of the outstanding shares of New PAS Common Stock after the Merger. The Reorganization Agreement and the Merger Agreement provide that the maximum aggregate cash consideration to be paid in connection with the Merger and the Univisa Contribution will be equal to $15 multiplied by the number of shares of PAS Common Stock outstanding at the time of the Merger. In addition, if the closing of the Merger has not occurred on or prior to September 20, 1997, the cash portion of the consideration payable in the Merger and the Univisa Contribution will be increased at a rate equal to 9% per annum from September 20, 1997, to the date of the closing of the Merger. Finally, New PanAmSat may limit the aggregate number of shares of New PAS Common Stock that may be issued in the Merger and the Univisa Contribution to as few as one half ( 1/2) of the number of shares of PAS Common Stock outstanding at the time of the Merger.

  An election to receive all cash in connection with the Reorganization may result in the receipt of either all cash or, in the event that the aggregate amount of all elections to receive cash exceeds $15 multiplied by the number of shares of PAS Common Stock outstanding at the time of the Reorganization, a combination of cash and shares of New PAS Common Stock. For example, in the event that all cash is elected by all direct and indirect holders of PAS Common Stock, each such holder will receive $15 in cash plus one half ( 1/2) share of New PAS Common Stock on account of each share of PAS Common Stock held directly or indirectly by such holder.

  An election to receive all stock in connection with the Reorganization may result in the receipt of either all stock or, in the event that (i) the direct and indirect holders of more than one half ( 1/2) of the number of shares of PAS Common Stock outstanding at the time of the Reorganization elect to receive stock on account of such shares and (ii) New PanAmSat exercises its option to limit the number of additional shares of New PAS Common Stock to be issued, a combination of cash and shares of New PAS Common Stock. For example, in the event that all stock is elected by all direct and indirect holders of PAS Common Stock and New PanAmSat exercises its option to limit the number of additional shares of New PAS Common Stock to be issued, each such holder will receive one half ( 1/2) share of New PAS Common Stock plus $15 in cash on account of each share of PAS Common Stock held directly or indirectly by such holder. An election to receive $15 in cash and one half ( 1/2) share of New PAS Common Stock on account of each share of PAS Common Stock will not be affected by the proration procedures.

  The impact of the elections on New PanAmSat will depend upon whether such elections direct New PanAmSat to issue more stock or pay more cash. If more stock is issued, less debt will be incurred by New PanAmSat, making it less highly leveraged. If more cash is paid (up to the proration limits), New PanAmSat will incur more indebtedness as a result of such payments.

  Immediately prior to the Merger, in a separate but related transaction (the "Univisa Contribution"), pursuant to the Stock Contribution and Exchange Agreement dated as of September 20, 1996 (the "Univisa Contribution Agreement") among Grupo Televisa, S.A., a Mexican corporation ("Televisa"), Satellite Company, L.L.C., a Nevada limited liability company ("S Company"), New PanAmSat and HCI, New PanAmSat will acquire from S Company all of the capital stock of Univisa, Inc., a Delaware corporation ("Univisa"), which is the indirect holder of all of the outstanding shares of PAS Class B Common Stock. In connection with the Univisa Contribution, S Company will receive, for each share of PAS Class B Common Stock indirectly owned by Univisa, at S Company's election, consideration that is equal in amount and form

(subject to proration, as applicable) to the consideration payable on account of each share of PAS Class A Common Stock and PAS Ordinary Common Stock in the Merger.

  Concurrently with the Merger and immediately following the Univisa Contribution, 7.5 million shares of New PAS Common Stock received by S Company in connection with the Univisa Contribution will be repurchased by New PanAmSat for $225 million (the "Share Repurchase"). Following the Share Repurchase, either Televisa, S Company and/or their designees will purchase for $225 million all of PanAmSat's rights to purchase equity interests in certain joint ventures to be formed to offer direct-to-home ("DTH") services in Latin America and the Iberian Peninsula pursuant to the DTH Option Purchase Agreement dated September 20, 1996 between PanAmSat, Televisa and S Company.

  The affirmative vote of (i) the holders of a majority of the votes of the outstanding shares of PAS Class A Common Stock and PAS Ordinary Common Stock, voting together as a single class, and the holders of a majority of the votes of the outstanding shares of PAS Class B Common Stock and PAS Ordinary Common Stock, voting together as a single class, as well as (ii) the holders of a majority of the votes of the outstanding shares of each of the PAS Class A Common Stock and the PAS Class B Common Stock (as long as the outstanding shares of PAS Class A Common Stock and/or PAS Class B Common Stock represent at least 5% of the total outstanding shares of PAS Common Stock), is necessary to approve the Reorganization Agreement, the Merger Agreement and the Charter Amendment. In addition, the affirmative vote of the holders of the majority of votes of the outstanding shares of PAS Class A Common Stock, PAS Class B Common Stock and PAS Ordinary Common Stock, each voting as a separate class, is necessary to approve the Charter Amendment. Pursuant to an agreement executed in connection with the Reorganization Agreement, the beneficial owners of all issued and outstanding shares of PAS Class A Common Stock and PAS Class B Common Stock have agreed to vote all of their shares of PAS Common Stock to approve the Reorganization Agreement, the Merger Agreement and the Charter Amendment. Immediately before the record date for the Special Meeting, the holders of PAS Class A Common Stock voluntarily converted the number of shares of PAS Class A Common Stock necessary to constitute a majority of the outstanding shares of PAS Ordinary Common Stock from PAS Class A Common Stock into PAS Ordinary Common Stock (such shares of PAS Ordinary Common Stock, the "Converted Shares"). On the record date for the Special Meeting, the beneficial owners of all of the outstanding shares of PAS Class A Common Stock, PAS Class B Common Stock and the Converted Shares held the voting power required to approve the Reorganization Agreement, the Merger Agreement and the Charter Amendment. Accordingly, approval thereof by the PanAmSat stockholders is assured.

  Only holders of record of shares of PAS Common Stock at the close of business on April 8, 1997, the record date for the Special Meeting, are entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. A complete list of the stockholders entitled to vote at the Special Meeting shall be open to examination of any stockholder, for any purpose germane to the Special Meeting, during ordinary business hours for a period of ten days prior to the Special Meeting at the Equinox Hotel, Historic Route 7A, Manchester Village, Vermont.

                                          By Order of the Board of Directors

                                          Berta Escurra
                                          Secretary

April 18, 1997

                                   IMPORTANT

   ALL STOCKHOLDERS ARE INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. IF YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE AND RETURN THE FORM ENCLOSED WITH YOUR PROXY CARD, AND AN ADMITTANCE CARD WILL BE FORWARDED TO YOU PROMPTLY.

   WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE. THE ENVELOPE REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE SPECIAL MEETING. ANY STOCKHOLDER WHO SIGNS AND SENDS IN A PROXY CARD MAY REVOKE IT AT ANY TIME BEFORE IT IS VOTED, AS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

 PLEASE DO NOT SEND IN ANY STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD. CONCURRENTLY HEREWITH, A LETTER OF TRANSMITTAL AND ELECTION FORM ARE BEING MAILED TO YOU.

                             PANAMSAT CORPORATION

                                PROXY STATEMENT
                     FOR A SPECIAL MEETING OF STOCKHOLDERS
                            OF PANAMSAT CORPORATION
                           TO BE HELD ON MAY 8, 1997

                               ----------------

                         MAGELLAN INTERNATIONAL, INC.
  (TO BE RENAMED "PANAMSAT CORPORATION" UPON CONSUMMATION OF THE TRANSACTIONS
                               DESCRIBED HEREIN)

                                  PROSPECTUS

                               ----------------
  PanAmSat Corporation, a Delaware corporation ("PanAmSat"), is furnishing this Proxy Statement/ Prospectus to its stockholders in connection with the solicitation of proxies by the Board of Directors of PanAmSat (the "PanAmSat Board") for use at its Special Meeting of Stockholders and at any adjournments or postponements thereof (the "Special Meeting").

  The Special Meeting has been called to consider and vote upon (i) a proposal to approve and adopt an Agreement and Plan of Reorganization dated as of September 20, 1996, as amended on April 4, 1997 (the "Reorganization Agreement"), among Hughes Communications, Inc., a California corporation ("HCI"), Hughes Communications Galaxy, Inc., a California corporation ("HCG"), Hughes Communications Satellite Services, Inc., a California corporation ("HCSS"), Hughes Communications Services, Inc., a California corporation ("HCS"), Hughes Communications Carrier Services, Inc., a California corporation ("HCCS"), Hughes Communications Japan, Inc., a California corporation ("HCJ," and together with HCI, HCG, HCSS, HCS and HCCS, the "Hughes Parties"), Magellan International, Inc., a Delaware corporation ("New PanAmSat"), and PanAmSat, and an Agreement and Plan of Merger dated as of April 4, 1997 (the "Merger Agreement") by and among PanAmSat, PAS Merger Corp., a Delaware corporation ("PAS Merger Corp.") and newly formed subsidiary of New PanAmSat, and New PanAmSat and (ii) a proposal to approve and adopt an amendment (the "Charter Amendment") to the Amended and Restated Certificate of Incorporation of PanAmSat (the "PanAmSat Certificate of Incorporation") that would (A) change the name of PanAmSat to "PanAmSat International Systems, Inc." immediately prior to the Merger (as defined below), (B) clarify that the shares of Class A Common Stock, par value $.01 per share, of PanAmSat (the "PAS Class A Common Stock") and the

                                                       (Continued on next page)

    SEE "RISK FACTORS" BEGINNING ON PAGE 34 FOR INFORMATION THAT SHOULD BE
                     CONSIDERED BY PANAMSAT STOCKHOLDERS.

  See pages 12 and 13 of this Proxy Statement/Prospectus for charts depicting the existing corporate structure of the entities that will engage in the transactions described herein, the structure of such transactions and the corporate structure that will be achieved if such transactions are approved and consummated.

  This Proxy Statement/Prospectus is first being mailed to stockholders on or about April 18, 1997.

                               ----------------

THE SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE, OF NEW PANAMSAT (THE "NEW PAS COMMON STOCK") ISSUABLE IN THE MERGER, THE UNIVISA CONTRIBUTION AND THE ASSET CONTRIBUTION (AS DEFINED BELOW) HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                               ----------------

        The date of this Proxy Statement/Prospectus is April 16, 1997.

(Continued from previous page)

shares of Class B Common Stock, par value $.01 per share, of PanAmSat (the "PAS Class B Common Stock") will not convert into shares of Common Stock, par value $.01 per share, of PanAmSat (the "PAS Ordinary Common Stock") in connection with the Reorganization Agreement, the Univisa Contribution Agreement (as defined below) and the transactions contemplated thereby and (C) clarify that the provisions in the PanAmSat Certificate of Incorporation regarding the consideration that must be received in a merger, consolidation or business combination will not apply to the transactions contemplated by the Reorganization Agreement, the Merger Agreement and the Univisa Contribution Agreement.

  As a result of the transactions contemplated by the Reorganization Agreement and the Merger Agreement, among other things, at the Effective Time (as defined below), PAS Merger Corp. will be merged with and into PanAmSat (the "Merger") and the existing commercial satellite business of the Hughes Parties will be contributed to New PanAmSat (the "Asset Contribution"), with the result that: (a) PanAmSat will become a wholly owned subsidiary of New PanAmSat, (b) each issued and outstanding share of PAS Class A Common Stock and PAS Ordinary Common Stock will be converted into, at the election of each holder, either (i) the right to receive an amount in cash equal to $15, plus one half ( 1/2) share of New PAS Common Stock, (ii) the right to receive (subject to proration, as applicable) one share of New PAS Common Stock, or
(iii) the right to receive (subject to proration, as applicable) an amount in cash equal to $30, (c) New PanAmSat will own and operate the existing commercial satellite business of the Hughes Parties and (d) HCI and certain of its subsidiaries will receive an aggregate of 106,622,807 shares of New PAS Common Stock. Assuming that New PanAmSat pays half stock and half cash as consideration in the Merger and the Univisa Contribution (as defined below), the shares of New PAS Common Stock received by HCI and certain of its subsidiaries will represent approximately 71.5% of the outstanding shares of New PAS Common Stock after the Merger. The Reorganization Agreement and the Merger Agreement provide that the maximum aggregate cash consideration to be paid in connection with the Merger and the Univisa Contribution will be equal to $15 multiplied by the number of shares of PAS Ordinary Common Stock, PAS Class A Common Stock and PAS Class B Common Stock (collectively, the "PAS Common Stock") outstanding at the time of the Merger. In addition, if the closing of the Merger has not occurred on or prior to September 20, 1997, the cash portion of the consideration payable in the Merger and the Univisa Contribution will be increased at a rate equal to 9% per annum from September 20, 1997 to the date of the closing of the Merger. Finally, New PanAmSat may limit the aggregate number of shares of New PAS Common Stock to be issued in the Merger and the Univisa Contribution to as few as one half ( 1/2) of the number of shares of PAS Common Stock outstanding at the time of the Merger.

  An election to receive all cash in connection with the Reorganization may result in the receipt of either all cash or, in the event that the aggregate amount of all elections to receive cash exceeds $15 multiplied by the number of shares of PAS Common Stock outstanding at the time of the Reorganization, a combination of cash and shares of New PAS Common Stock. For example, in the event that all cash is elected by all direct and indirect holders of PAS Common Stock, each such holder will receive $15 in cash plus one half ( 1/2) share of New PAS Common Stock on account of each share of PAS Common Stock held directly or indirectly by such holder.

  An election to receive all stock in connection with the Reorganization may result in the receipt of either all stock or, in the event that (i) the direct and indirect holders of more than one half ( 1/2) of the number of shares of PAS Common Stock outstanding at the time of the Reorganization elect to receive stock on account of such shares and (ii) New PanAmSat exercises its option to limit the number of additional shares of New PAS Common Stock to be issued, a combination of cash and shares of New PAS Common Stock. For example, in the event that all stock is elected by all direct and indirect holders of PAS Common Stock and New PanAmSat exercises its option to limit the number of additional shares of New PAS Common Stock to be issued, each such holder will receive one half ( 1/2) share of New PAS Common Stock plus $15 in cash on account of each share of PAS Common Stock held directly or indirectly by such holder. An election to receive $15 in cash and one half ( 1/2) share of New PAS Common Stock on account of each share of PAS Common Stock will not be affected by the proration procedures.

  The impact of the elections on New PanAmSat will depend upon whether such elections direct New PanAmSat to issue more stock or pay more cash. If more stock is issued, less debt will be incurred by New PanAmSat, making it less highly leveraged. If more cash is paid (up to the proration limits), New PanAmSat will incur more indebtedness as a result of such payments.

  Immediately prior to the Merger, in a separate but related transaction (the "Univisa Contribution"), pursuant to the Stock Contribution and Exchange Agreement dated as of September 20, 1996 (the "Univisa Contribution Agreement") among Grupo Televisa, S.A., a Mexican corporation ("Televisa"), Satellite Company, L.L.C., a Nevada limited liability company ("S Company"), New PanAmSat and HCI, New PanAmSat will acquire from S Company all of the capital stock of Univisa, Inc., a Delaware corporation ("Univisa"), which is the indirect holder of all of the outstanding shares of PAS Class B Common Stock. In connection with the Univisa Contribution, S Company will receive for each share of PAS Class B Common Stock indirectly held by Univisa, at S Company's election, consideration that is equal in amount and form (subject to proration, as applicable) to the consideration payable on account of each share of PAS Class A Common Stock and PAS Ordinary Common Stock in the Merger.

  Concurrently with the Merger and immediately following the Univisa Contribution, 7.5 million shares of New PAS Common Stock received by S Company in connection with the Univisa Contribution will be repurchased by New PanAmSat for $225 million (the "Share Repurchase"). Following the Share Repurchase, either Televisa, S Company and/or their designees will purchase for $225 million all of PanAmSat's rights to purchase from Televisa equity interests in certain joint ventures to be formed to offer direct-to-home ("DTH") services in Latin America and the Iberian Peninsula (the "DTH Options"), pursuant to the DTH Option Purchase Agreement dated as of September 20, 1996 (the "DTH Option Purchase Agreement") between PanAmSat, Televisa and S Company.

  The affirmative vote of (i) the holders of a majority of the votes of the outstanding shares of PAS Class A Common Stock and PAS Ordinary Common Stock, voting together as a single class, and the holders of a majority of the votes of the outstanding shares of PAS Class B Common Stock and PAS Ordinary Common Stock, voting together as a single class, as well as (ii) the holders of a majority of the votes of the outstanding shares of each of the PAS Class A Common Stock and the PAS Class B Common Stock (as long as the outstanding shares of PAS Class A Common Stock and/or PAS Class B Common Stock represent at least 5% of the total outstanding shares of PAS Common Stock), is necessary to approve the Reorganization Agreement, the Merger Agreement and the Charter Amendment. In addition, the affirmative vote of the holders of the majority of votes of the outstanding shares of PAS Class A Common Stock, PAS Class B Common Stock and PAS Ordinary Common Stock, each voting as a separate class, is necessary to approve the Charter Amendment. Pursuant to an agreement executed in connection with the Reorganization Agreement, the beneficial owners of all issued and outstanding shares of PAS Class A Common Stock and PAS Class B Common Stock have agreed to vote all of their shares of PAS Common Stock in favor of the Reorganization Agreement, the Merger Agreement and the Charter Amendment. Immediately before the record date for the Special Meeting, the holders of PAS Class A Common Stock voluntarily converted the number of shares of PAS Class A Common Stock necessary to constitute a majority of the outstanding shares of PAS Ordinary Common Stock from PAS Class A Common Stock into PAS Ordinary Common Stock (such shares of PAS Ordinary Common Stock, the "Converted Shares"). On the record date for the Special Meeting, the beneficial owners of all of the outstanding shares of PAS Class A Common Stock, PAS Class B Common Stock and the Converted Shares held the voting power required to approve the Reorganization Agreement, the Merger Agreement and the Charter Amendment. Accordingly, approval thereof by the PanAmSat stockholders is assured.

  This Proxy Statement/Prospectus constitutes the Prospectus of New PanAmSat filed as part of a Registration Statement on Form S-4 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), relating to the shares of New PAS Common Stock issuable in connection with the Merger and the Univisa Contribution. All information concerning New PanAmSat contained in this Proxy Statement/Prospectus has been furnished by New PanAmSat, all information concerning Galaxy (as defined below) has been furnished by HCI and all information concerning PanAmSat prior to the Merger contained in this Proxy Statement/Prospectus has been furnished by PanAmSat.

                             AVAILABLE INFORMATION

  PanAmSat is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxies and other information with the Commission. Such reports, proxies and other information may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The PAS Ordinary Common Stock (other than the Converted Shares) is quoted on the Nasdaq National Market ("Nasdaq") and therefore such reports, proxy statements and other information can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

  The Registration Statement has been filed with the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and the exhibits and schedules thereto. Statements contained in this Proxy Statement/Prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified by such reference. For further information with respect to New PanAmSat and the New PAS Common Stock offered hereby, reference is made to the Registration Statement. A copy of the Registration Statement may be inspected by anyone without charge at the Commission's principal office in Washington, D.C. and copies of all or any part thereof may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the Commission.

  Additional information concerning PanAmSat and a copy of the Registration Statement also can be obtained via the Internet web site maintained by the Commission at http://www.sec.gov.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   4
INDEX OF DEFINED TERMS....................................................   7
SUMMARY...................................................................   9
RISK FACTORS..............................................................  34
THE SPECIAL MEETING.......................................................  44
 Special Meeting..........................................................  44
 Record Date; Shares Entitled to Vote; Vote Required......................  44
 Proxies; Proxy Solicitation..............................................  45
THE COMPANIES.............................................................  46
 PanAmSat.................................................................  46
 Galaxy...................................................................  46
 New PanAmSat.............................................................  46
 PAS Merger Corp..........................................................  46
THE REORGANIZATION........................................................  47
 Background of the Reorganization.........................................  47
 Recommendation of the PanAmSat Board and Reasons for the Merger..........  50
 Opinion of PanAmSat's Financial Advisor..................................  51
 Accounting Treatment.....................................................  54
 Certain Federal Income Tax Consequences..................................  54
 Regulatory Approvals.....................................................  56
 Agreement of the Class A Holders and the Class B Holder to Vote in Favor
  of the Reorganization...................................................  57
 Stock Exchange Listings..................................................  57
 Federal Securities Laws Consequences.....................................  57
 Appraisal Rights.........................................................  58
 Interests of Certain Persons in the Reorganization.......................  60
 Management and Operations of New PanAmSat and PanAmSat After the Merger..  63
 Financing in Connection with the Reorganization..........................  64
THE REORGANIZATION AGREEMENT..............................................  65
 Terms of the Reorganization..............................................  65
 Elections by Holders of PAS Common Stock; Exchange of Certificates in the
  Merger..................................................................  67
 Certain Representations and Warranties...................................  70
 Conditions to the Reorganization.........................................  71
 Conduct of Business Prior to the Effective Time..........................  73
 Non-Solicitation.........................................................  76
 Standstill Agreement.....................................................  77
 Indemnification..........................................................  77
 Certain Benefits Matters.................................................  80
 Termination..............................................................  80
 Termination Fee..........................................................  81
 Certain Related Party Transactions.......................................  81
 Expenses.................................................................  81
 Amendment................................................................  81
THE UNIVISA CONTRIBUTION AGREEMENT........................................  82
THE DTH SALE..............................................................  86
 Background...............................................................  86
 Terms of the DTH Option Purchase Agreement...............................  87
 Opinion of PanAmSat's Financial Advisor Regarding the DTH Sale...........  87

                                                                          PAGE
                                                                          ----
OTHER AGREEMENTS.........................................................  89
 Assurance Agreement.....................................................  89
 Principal Stockholders Agreement........................................  89
 Stockholder Agreement...................................................  91
 Registration Rights Agreement...........................................  93
 Income Tax Indemnification and Allocation Agreement.....................  94
BUSINESS OF PANAMSAT.....................................................  95
 Overview................................................................  95
 Customers and Markets...................................................  95
 Conversion and Initial Public Offering..................................  96
 Business Strategy.......................................................  97
 Services................................................................  99
 DTH Strategy............................................................ 103
 PanAmSat Satellites..................................................... 105
 Launch Arrangements..................................................... 116
 Insurance............................................................... 117
 Sales and Marketing..................................................... 118
 Competition............................................................. 118
 Government Regulation................................................... 120
 Employees............................................................... 126
 Properties.............................................................. 126
 Legal Proceedings....................................................... 126
BUSINESS OF GALAXY....................................................... 128
 Overview................................................................ 128
 Business Strategy....................................................... 128
 Satellite Services...................................................... 130
 Satellite Technology.................................................... 133
 Galaxy Satellites....................................................... 134
 Satellite Development and Construction.................................. 142
 Launch Arrangements..................................................... 142
 Insurance .............................................................. 143
 Sale-Leaseback Arrangements............................................. 144
 Competition............................................................. 145
 Government Regulation................................................... 145
 Employees............................................................... 150
 Properties.............................................................. 150
 Legal Proceedings....................................................... 150
BUSINESS OF NEW PANAMSAT................................................. 151
 Liquidity and Capital Resources......................................... 151
PER SHARE MARKET PRICE AND DIVIDEND INFORMATION OF PAS ORDINARY COMMON
 STOCK................................................................... 152
SELECTED HISTORICAL FINANCIAL INFORMATION OF PANAMSAT.................... 153
PANAMSAT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS................................................... 155
 Overview................................................................ 155
 Results of Operations................................................... 156
 1996 Compared to 1995................................................... 157

                                      PAGE
                                      ----
 1995 Compared to 1994............... 159
 Liquidity and Capital Resources..... 161
SELECTED HISTORICAL FINANCIAL
 INFORMATION OF GALAXY............... 163
GALAXY MANAGEMENT'S DISCUSSION AND
 ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS............... 164
 Overview............................ 164
 Transponders in Service and
  Available.......................... 164
 Satellite Capacity Contracts........ 165
 Backlog............................. 166
 Results of Operations............... 167
 1996 Compared to 1995............... 167
 1995 Compared to 1994............... 168
 Liquidity and Capital Resources..... 169
 Accounting Change................... 171
UNAUDITED PRO FORMA COMBINED
 FINANCIAL STATEMENTS................ 172
DESCRIPTION OF NEW PANAMSAT CAPITAL
 STOCK............................... 177
 General............................. 177
 Common Stock........................ 177
 New PAS Preferred Stock............. 177
 Registration Rights................. 177
 Advance Notice Provisions for
  Stockholder Nominations and
  Stockholder Proposals.............. 178
 Stockholder Meetings................ 178
 Board of Directors.................. 178
 Limitation of Liability of
  Directors.......................... 179
 Indemnification of Directors and
  Officers........................... 179
 Delaware General Corporation Law
  Section 203........................ 179
COMPARISON OF STOCKHOLDERS' RIGHTS... 180
 Voting.............................. 180
 Board of Directors.................. 181
 Limitation of Liability of
  Directors.......................... 181
 Indemnification of Directors and
  Officers; Advancement of Expenses
  and Insurance...................... 181
 Stockholder Nominations of
  Candidates for the Board of
  Directors and Other Proposals...... 182
 Amendment or Repeal of the
  Certificate of Incorporation and
  Bylaws............................. 182
 Preemptive Rights................... 183
 Liquidation Rights.................. 183
 Delaware General Corporation Law
  Section 203........................ 184
MANAGEMENT OF NEW PANAMSAT........... 185
 Executive Officers.................. 185
 Executive Compensation.............. 186
 Employment Agreements............... 186

                                     PAGE
                                    ------
 Board of Directors...............     187
 Director Compensation;
  Committees......................     188
NEW PANAMSAT EMPLOYEE BENEFIT AND
 OPTION PLANS.....................     190
 Employee Benefit Plans...........     190
 Long-Term Stock Incentive Plan...     190
 Annual Incentive Plan............     193
 Deferred Compensation Plan.......     194
OWNERSHIP OF PANAMSAT CAPITAL
 STOCK............................     195
PRO FORMA OWNERSHIP OF NEW
 PANAMSAT CAPITAL STOCK...........     198
CERTAIN TRANSACTIONS..............     200
 PanAmSat.........................     200
 Hughes Parties...................     202
PROPOSAL TO APPROVE AND ADOPT THE
 CHARTER AMENDMENT................     203
LEGAL MATTERS.....................     205
EXPERTS...........................     205
FUTURE STOCKHOLDER PROPOSALS......     205
PANAMSAT FINANCIAL STATEMENTS.....   FIN-1
GALAXY FINANCIAL STATEMENTS.......  FIN-20
MAGELLAN INTERNATIONAL, INC.
 FINANCIAL STATEMENTS.............  FIN-31
Appendix A--Agreement and Plan of
 Reorganization...................     A-1
Appendix AA--Amendment to
 Agreement and Plan of
 Reorganization...................    AA-1
Appendix B--Agreement and Plan of
 Merger...........................     B-1
Appendix C--Stock Contribution and
 Exchange Agreement...............     C-1
Appendix D--Opinion of Morgan
 Stanley & Co. Incorporated.......     D-1
Appendix E--Opinion of Salomon
 Brothers Inc.....................     E-1
Appendix F--Form of Restated New
 PanAmSat Certificate of
 Incorporation....................     F-1
Appendix G--Form of Restated New
 PanAmSat Bylaws..................     G-1
Appendix H--DTH Option Purchase
 Agreement........................     H-1
Appendix I--Delaware General
 Corporation Law Section 262......     I-1
Appendix J--Charter Amendment.....     J-1
Appendix K--Assurance Agreement...     K-1
Appendix L--Principal Stockholders
 Agreement........................     L-1
Appendix M--Amended and Restated
 Stockholder Agreement............     M-1
Appendix N--Amended and Restated
 Registration Rights Agreement....     N-1
Appendix O--Income Tax
 Indemnification and Allocation
 Agreement........................     O-1

                             INDEX OF DEFINED TERMS

TERM                                                                        PAGE
----                                                                        ----
401(k) Plan................................................................ 190
1993 Indentures............................................................ 118
1993 Notes.................................................................  97
1995 Stock Plan............................................................  62
1996 Letter Agreement......................................................  86
1997 Stock Plan............................................................ 190
AARs.......................................................................  62
Acquisition Proposal.......................................................  77
Allocation Determination...................................................  68
Annual Incentive Plan...................................................... 193
Anselmo Group..............................................................  97
Antitrust Division.........................................................  18
Arianespace................................................................  34
Article VII Trust.......................................................... 196
Asset Contribution.........................................................   2
Assurance Agreement........................................................  23
Brazil Transponder Agreement...............................................  96
BSS........................................................................  38
Capital Expenditures for Satellites Under Construction.....................  76
Cash Cap...................................................................  69
Cash Election..............................................................  67
CDV........................................................................ 101
Certificate of Designation................................................. 117
Charter Amendment..........................................................   1
Class A Holders............................................................  22
Class A Trustee............................................................  22
Class B Holder.............................................................  22
Closed System..............................................................  76
Closing....................................................................  16
Closing Date...............................................................  16
Code.......................................................................  55
Collateral Agreements......................................................  84
Commencement Date..........................................................  91
Commission.................................................................   1
Committing Companies.......................................................  92
Communications Act......................................................... 121
Comsat.....................................................................  37
Comsat Litigation..........................................................  40
Contributed Entities.......................................................   9
Conversion.................................................................  25
Converted Shares...........................................................   3
CSU........................................................................ 132
Damages....................................................................  84
DGCL.......................................................................  14
DIRECTV....................................................................  42
DISCO I.................................................................... 146
Discount Note Indenture.................................................... 118
Discount Notes.............................................................  97
Disinterested Director.....................................................  77
Dissenting Shares..........................................................  58
DTH........................................................................   3
DTH Option Purchase Agreement..............................................   3
DTH Options................................................................   3
DTH Sale...................................................................  23
DTH Termination Date.......................................................  87
DTVI.......................................................................  42
Early Buy Out Option.......................................................  40
EBITDA.....................................................................  26
Effective Time.............................................................  16
Election Deadline..........................................................  68
Election Form..............................................................  67

TERM                                                                        PAGE
----                                                                        ----
Employee Separation Plan...................................................  20
Excess Cash................................................................  69
Exchange Act...............................................................   4
Exchange Agent.............................................................  68
Exchange Debentures........................................................ 117
Exchange Fund..............................................................  68
Exchange Indenture......................................................... 117
Expenses...................................................................  81
Extension Period...........................................................  87
FCC........................................................................  19
FCC Applications...........................................................  57
Final Date.................................................................  80
Flex Credits............................................................... 190
FTC........................................................................  19
GAAP.......................................................................  19
Galaxy.....................................................................   9
Galaxy Assets..............................................................  65
Galaxy Business............................................................  65
Galaxy Financial Statements................................................  29
Galaxy Liabilities.........................................................  65
Galaxy Permit..............................................................  72
GE Americom................................................................  37
General Motors.............................................................   9
GLA........................................................................  86
Globo......................................................................  86
HAC........................................................................  36
HAC PAS-5 Contract......................................................... 115
HCCS.......................................................................   1
HCG........................................................................   1
HCI........................................................................   1
HCJ........................................................................   1
HCS........................................................................   1
HCSS.......................................................................   1
HE.........................................................................   9
HE Pension Plan............................................................ 190
HSC........................................................................ 130
HSCC....................................................................... 201
HSCI....................................................................... 142
HSR Act....................................................................  18
HSR Filings................................................................  56
Hughes Indemnified Party...................................................  79
Hughes Parties.............................................................   1
IDS........................................................................ 103
Indebtedness............................................................... 144
Indemnified Liabilities....................................................  78
Indemnified Party..........................................................  79
Indemnified Person.........................................................  78
Indemnified Persons........................................................  78
Indemnifying Party.........................................................  79
Intelsat...................................................................  37
Interim Period.............................................................  73
IPO........................................................................  25
IRS........................................................................  55
ISOs.......................................................................  62
ITU........................................................................  38
ITU Radio Regulations Board................................................ 124
Joint Trustees............................................................. 196
Known Liabilities Estimate.................................................  84
Latin America JVs..........................................................  86
Launch Agreement........................................................... 142
Leases..................................................................... 144

TERM                                                                        PAGE
----                                                                        ----
Letter of Transmittal......................................................  68
LKE........................................................................  35
LKE Launch Contract........................................................ 116
Lockheed................................................................... 142
Loral Space................................................................ 125
Loral SpaceCom.............................................................  37
Maximum Cash Amount........................................................  69
MDC........................................................................  34
Mercer.....................................................................  47
Merger.....................................................................   2
Merger Agreement...........................................................   1
Merger Consideration.......................................................  66
Minority Stockholders......................................................  23
Morgan Stanley.............................................................  15
Morgan Stanley Opinion.....................................................  51
Named Executive Officers...................................................  20
Nasdaq.....................................................................   4
New Financing..............................................................  40
New PanAmSat...............................................................   1
New PanAmSat Board.........................................................  24
New PanAmSat Bylaws........................................................  66
New PanAmSat Certificate of Incorporation..................................  66
New PanAmSat Certificates..................................................  68
New PanAmSat Indemnified Party.............................................  79
New PanAmSat Savings Plan..................................................  80
New PAS Common Stock.......................................................   1
New PAS Preferred Stock.................................................... 177
News Corp..................................................................  40
NQSOs......................................................................  62
NYSE.......................................................................  57
Option Consideration.......................................................  62
Options....................................................................  62
Optus...................................................................... 117
Original MOU...............................................................  86
Orion...................................................................... 119
Pacstar.................................................................... 125
PanAmSat...................................................................   1
PanAmSat Board.............................................................   1
PanAmSat Capital........................................................... 118
PanAmSat Certificate of Incorporation......................................   1
PanAmSat Financial Statements..............................................  25
Parent Company............................................................. 170
Partnership................................................................  25
PAS-9/R....................................................................  35
PAS Class A Common Stock...................................................   1
PAS Class B Common Stock...................................................   2
PAS Common Stock...........................................................   2
PAS Global System..........................................................  98
PAS Merger Corp. ..........................................................   1
PAS Ordinary Common Stock..................................................   2
PAS Permit.................................................................  72
PAS Preferred Stock........................................................  39
PAS Shares.................................................................  66
PAS Treasury Stock.........................................................  66
PCSI....................................................................... 121
Permits....................................................................  71
Person.....................................................................  76
Plan Year.................................................................. 193
Principal Stockholders.....................................................  22

TERM                                                                        PAGE
----                                                                        ----
Principal Stockholders Agreement...........................................  22
Prorated Cash Amount.......................................................  69
Prorated Stock Amount......................................................  69
PSTN....................................................................... 121
PTT........................................................................ 124
Record Date................................................................  11
Registration Rights Agreement..............................................  24
Registration Rights Holders................................................  24
Registration Statement.....................................................   3
Related Agreements.........................................................  71
Reorganization.............................................................  14
Reorganization Agreement...................................................   1
Requested Cash Amount......................................................  69
Requested Stock Amount.....................................................  69
Revised MOU................................................................  86
S Company..................................................................   3
Salomon Brothers...........................................................  23
Salomon Brothers Opinion...................................................  87
Section 262................................................................  22
Securities Act.............................................................   3
Senior Secured Note Indenture.............................................. 118
Senior Secured Notes.......................................................  97
Severance Agreements.......................................................  61
Share Repurchase...........................................................   3
SIN........................................................................ 185
SPACEWAY...................................................................  42
Spain Joint Venture........................................................  86
Spain Transponder Agreement................................................  96
Special Meeting............................................................   1
SS/Loral...................................................................  36
SS/Loral Satellite Contract................................................ 115
Standard Cash Consideration................................................  66
Standard Consideration.....................................................  66
Standard Election..........................................................  67
Stock Certificate..........................................................  67
Stock Consideration........................................................  67
Stock Election.............................................................  67
Stockholder Agreement......................................................  23
Stockholder Notice Procedure............................................... 178
Superior Acquisition Proposal..............................................  76
Surviving Corporation......................................................  65
Tax Agreement..............................................................  24
TCI........................................................................  86
Televisa...................................................................   3
Televisa Spain.............................................................  87
Termination Fee............................................................  81
Trust Holdback.............................................................  85
TT&C.......................................................................   9
Univisa....................................................................   3
Univisa Contribution.......................................................   3
Univisa Contribution Agreement.............................................   3
USHI.......................................................................  10
Value Unit.................................................................  82
Value Unit Consideration...................................................  82
Voting Trust...............................................................  57
Voting Trust Agreement.....................................................  22
VSAT....................................................................... 103
Welfare Benefits...........................................................  61
XIPS.......................................................................  35

                                    SUMMARY

  Certain significant matters discussed in this Proxy Statement/Prospectus are summarized below. This summary is not intended to be complete and is qualified by reference to the more detailed information appearing or incorporated by reference in this Proxy Statement/Prospectus (including the Appendices hereto). As used in this Proxy Statement/Prospectus, (i) "PanAmSat" refers to PanAmSat Corporation and, unless the context requires otherwise, its subsidiaries, and
(ii) "Galaxy" refers to the operations of HCI, HCG, HCSS, HCS, HCCS and HCJ related specifically to the "Galaxy Business" (as such term is defined in the section captioned "THE REORGANIZATION AGREEMENT--Terms of the Reorganization-- The Asset Contribution").

                                 THE COMPANIES

PanAmSat....................  PanAmSat operates the world's first privately owned global (excluding domestic U.S.) satellite communications system and currently owns and operates four satellites serving Latin America, the Caribbean, Europe, Asia, the Middle East and Africa. PanAmSat currently provides satellite services primarily to the broadcasting and business communications markets and also provides services to the long-distance telephone markets. In connection with its current services, PanAmSat is pursuing international opportunities in the satellite DTH television market. PanAmSat plans to launch additional satellites in the future to meet anticipated increases in customer demand and currently has four satellites under construction.

                              The mailing address of PanAmSat's principal executive offices is One Pickwick Plaza, Greenwich, Connecticut 06830, and its telephone number is (203) 622-6664. See "THE COMPANIES-- PanAmSat."

Galaxy......................  Galaxy is a leading provider of domestic commercial satellite services, operating a fleet of ten geostationary fixed service satellites, nine of which primarily serve the United States and one of which serves both the United States and Latin America. Galaxy offers satellite transponder capacity to cable television programmers, broadcast television programmers, business communications customers and DTH service providers, for video, audio and data communications applications. Galaxy also provides satellite tracking, telemetry and control ("TT&C") services for its own satellite fleet as well as for satellites owned by others. Galaxy plans to launch and operate additional satellites in the future to meet anticipated demand and presently has five satellites in various stages of development.

                              Galaxy is owned and operated by HCI through its subsidiaries HCG, HCSS, HCS, HCCS and HCJ (all such subsidiaries collectively, the "Contributed Entities"). HCI is an indirect, wholly owned subsidiary of Hughes Electronics Corporation ("HE"), which is itself a wholly owned subsidiary of General Motors Corporation ("General Motors"). The mailing address of HCI's principal executive offices is P.O. Box 9712, Long Beach, California 90810-9928 and its telephone number is (310) 525-5000. See "THE COMPANIES--Galaxy."

New PanAmSat................  New PanAmSat is currently a wholly owned subsidiary of HCI that does not conduct any business activities. As a result of the Merger and the Univisa Contribution, PanAmSat will become a wholly owned subsidiary of New PanAmSat and, assuming that New PanAmSat pays half stock and half cash as consideration in the Merger and the Univisa Contribution (and giving effect to the Share Repurchase), (i) HCI and certain of its subsidiaries will own approximately 71.5% of the New PAS Common Stock and (ii) the former direct and indirect holders of PAS Common Stock will own approximately 28.5% of New PAS Common Stock. If all of PanAmSat's stockholders elect to receive all stock in the Merger and pursuant to the Univisa Contribution (and giving effect to the Share Repurchase) and New PanAmSat does not exercise its option to limit the number of additional shares of New PAS Common Stock to be issued in lieu of cash to PanAmSat stockholders,
                              (i) HCI and certain of its subsidiaries will own approximately 53.5% of the outstanding shares of New PAS Common Stock and (ii) the former direct and indirect holders of PAS Common Stock will own approximately 46.5% of the outstanding shares of New PAS Common Stock after the Merger. Pursuant to the terms of the Reorganization Agreement, New PanAmSat may exercise its option to limit the number of shares of New PAS Common Stock to be issued, at any time prior to the payment to stockholders pursuant to the elections.

                              The mailing address of New PanAmSat's principal executive offices is One Pickwick Plaza, Greenwich, Connecticut 06830, and its telephone number is (203) 622-6664. See "THE COMPANIES--New PanAmSat."

PAS Merger Corp.............  PAS Merger Corp., a wholly owned subsidiary of
                              New PanAmSat, was formed by New PanAmSat solely for the purpose of effecting the Merger.

                              The mailing address of PAS Merger Corp.'s principal executive offices is c/o PanAmSat Corporation, One Pickwick Plaza, Greenwich, Connecticut 06830, and its telephone number is
                              (203) 622-6664. See "THE COMPANIES--PAS Merger Corp."

Televisa....................  Televisa is a Mexican corporation that indirectly owns all of the issued and outstanding shares of PAS Class B Common Stock. S Company is a 100% directly and indirectly owned subsidiary of Televisa. Univisa is a wholly owned subsidiary of S Company. Univisa Satellite Holdings, Inc., a Delaware corporation ("USHI"), is a wholly owned subsidiary of Univisa and directly owns all issued and outstanding shares of PAS Class B Common Stock.

                    SPECIAL MEETING OF PANAMSAT STOCKHOLDERS

Date, Time and Place of the
 Special Meeting............
                              The Special Meeting is to be held on Thursday, May 8, 1997 at 11:00 a.m. local time at the Equinox Hotel, Historic Route 7A, Manchester Village, Vermont. See "THE SPECIAL MEETING-- Special Meeting."

Purpose of the Special        The purpose of the Special Meeting is to approve
 Meeting....................  and adopt (a) the Reorganization Agreement and the Merger Agreement and (b) the Charter
                              Amendment. See "THE SPECIAL MEETING."

Record Date; Shares           Only holders of record of PAS Common Stock at the
 Entitled to Vote...........  close of business on April 8, 1997 (the "Record
                              Date") are entitled to notice of and to vote at the Special Meeting. See "THE SPECIAL MEETING--
                              Record Date; Shares Entitled to Vote; Vote
                              Required."

Vote Required...............  The approval and adoption of the Reorganization
                              Agreement, the Merger Agreement and the Charter Amendment require the affirmative vote of (i) the holders of a majority of the votes of the outstanding shares of PAS Class A Common Stock and PAS Ordinary Common Stock, voting together as a single class, and the holders of a majority of the outstanding shares of PAS Class B Common Stock and PAS Ordinary Common Stock, voting together as a single class, as well as (ii) the holders of a majority of the votes of the outstanding shares of PAS Class A Common Stock (as long as the outstanding shares of PAS Class A Common Stock represent at least 5% of the total outstanding shares of PAS Common Stock) and a majority of the votes of the outstanding shares of PAS Class B Common Stock (as long as the outstanding shares of PAS Class B Common Stock represent at least 5% of the total outstanding shares of PAS Common Stock). In addition, the affirmative vote of the holders of the majority of votes of the outstanding shares of PAS Class A Common Stock, PAS Class B Common Stock and PAS Ordinary Common Stock, each voting as a separate class, is necessary to approve the Charter Amendment. See "THE SPECIAL MEETING--Record Date; Shares Entitled to Vote; Vote Required." Pursuant to the Principal Stockholders Agreement, the beneficial owners of all outstanding shares of PAS Class A Common Stock and PAS Class B Common Stock have agreed to vote all of their shares of PAS Common Stock in favor of the Reorganization Agreement and the Merger Agreement and to take any actions required in furtherance thereof. In connection therewith, immediately before the Record Date, the holders of PAS Class A Common Stock voluntarily converted the number of shares of PAS Class A Common Stock necessary to constitute a majority of the outstanding shares of PAS Ordinary Common Stock from PAS Class A Common Stock into PAS Ordinary Common Stock. On the Record Date, the beneficial owners of all of the outstanding shares of PAS Class A Common Stock, PAS Class B Common Stock and the Converted Shares held the voting power required to approve the Reorganization Agreement, the Merger Agreement and the Charter Amendment. ACCORDINGLY, APPROVAL THEREOF BY THE PANAMSAT STOCKHOLDERS IS ASSURED. See "OTHER AGREEMENTS--Principal Stockholders Agreement." As of the Record Date, the directors and executive officers of PanAmSat and their affiliates owned approximately 81% of the outstanding shares of PAS Common Stock. See "OWNERSHIP OF PANAMSAT CAPITAL STOCK."

                     OWNERSHIP AND CORPORATE STRUCTURE OF
                       PANAMSAT AND THE GALAXY BUSINESS
                         PRIOR TO THE REORGANIZATION




                                     CHART



-------------------------------------------------------------------------------

                         DIAGRAM OF THE REORGANIZATION




                                     CHART

                            OWNERSHIP AND CORPORATE
                           STRUCTURE OF NEW PANAMSAT
                         FOLLOWING THE REORGANIZATION*




                                     CHART

                               THE REORGANIZATION

General.....................  On the Closing Date (as defined below), (i) PAS
                              Merger Corp. will merge with and into PanAmSat and the shares of PAS Class A Common Stock and PAS Ordinary Common Stock will be converted into the right to receive shares of New PAS Common Stock and/or cash, (ii) S Company will contribute all of its capital stock of Univisa to New PanAmSat in exchange for shares of New PAS Common Stock and/or cash and (iii) HCI and certain of its subsidiaries will contribute all of Galaxy's assets and liabilities comprising the Galaxy Business to New PanAmSat in exchange for shares of New PAS Common Stock. See "THE REORGANIZATION AGREEMENT--Terms of the Reorganization--The Merger." The Merger, the Univisa Contribution, the Asset Contribution and the transactions contemplated thereby are collectively referred to as the "Reorganization."

The Merger..................  PAS Merger Corp. will be merged with and into
                              PanAmSat in accordance with the applicable provisions of the Delaware General Corporation Law ("DGCL"). PanAmSat will be the surviving corporation in the Merger and shall continue its existence under the DGCL. As a result of the Merger and the Univisa Contribution, New PanAmSat will own, directly or indirectly, all outstanding shares of PAS Common Stock and PanAmSat will become a wholly owned subsidiary of New PanAmSat. See "THE REORGANIZATION AGREEMENT--Terms of the Reorganization--The Merger."

                              At the Effective Time (as defined below), each issued and outstanding share of PAS Class A Common Stock and PAS Ordinary Common Stock (except for PAS Common Stock held in treasury and dissenting shares) will be converted into the right to receive, at the election of each holder of PAS Class A Common Stock and PAS Ordinary Common Stock, one of (i) an amount in cash equal to $15 plus one half ( 1/2) share of New PAS Common Stock, (ii) one share of New PAS Common Stock (subject to proration, as applicable) or
                              (iii) an amount in cash equal to $30 (subject to proration, as applicable). In addition, if the closing of the Merger has not occurred on or prior to September 20, 1997, the cash portion of the Merger Consideration with respect to PAS Shares (as defined below) will be increased at a rate equal to 9% per annum from and including September 20, 1997, but excluding the Closing Date (as defined below). See "THE REORGANIZATION AGREEMENT--Terms of the Reorganization--Merger Consideration."

Univisa Contribution........  Immediately prior to the Merger, in a separate but related transaction, New PanAmSat will acquire from S Company all of the capital stock of Univisa, which indirectly owns all of the shares of PAS Class B Common Stock. In connection with the Univisa Contribution, S Company will receive, for each share of PAS Class B Common Stock indirectly owned by Univisa, at S Company's election, consideration equal in amount and form

                              (subject to proration, as applicable) to the consideration payable on account of each share of PAS Class A Common Stock and PAS Ordinary Common Stock in the Merger. See "THE UNIVISA CONTRIBUTION AGREEMENT."

Asset Contribution..........  At the Effective Time, HCI and certain of its subsidiaries will contribute all of Galaxy's assets and liabilities to New PanAmSat in exchange for an aggregate of 106,622,807 shares of New PAS Common Stock, representing approximately 71.5% of the outstanding shares of New PAS Common Stock after the Merger (assuming that New PanAmSat pays half stock and half cash as consideration in the Merger and the Univisa Contribution). See "THE REORGANIZATION AGREEMENT--Terms of the Reorganization--The Asset Contribution."

Fractional Shares...........  No fractional shares of New PAS Common Stock will be issued in the Merger or pursuant to the Univisa Contribution. In lieu of the issuance of any such fractional shares, cash adjustments will be paid to each holder of PAS Common Stock who otherwise would be entitled to receive a fractional share of New PAS Common Stock in the Merger or pursuant to the Univisa Contribution and the amount of such cash adjustment shall be equal to the product of such fractional amount and the Standard Cash Consideration (as defined below). See "THE REORGANIZATION AGREEMENT--Terms of the Reorganization--Fractional Shares."

Recommendations of the
 PanAmSat Board.............
                              The PanAmSat Board has approved the
                              Reorganization Agreement and the Merger Agreement and deemed advisable and approved the Charter Amendment, and recommends that PanAmSat stockholders vote "FOR" approval and adoption of the Reorganization Agreement and the Merger Agreement and "FOR" approval and adoption of the Charter Amendment. See "THE REORGANIZATION-- Recommendation of the PanAmSat Board and Reasons for the Merger."

Opinion of PanAmSat's
 Financial Advisor..........
                              PanAmSat has received the written opinion of Morgan Stanley & Co. Incorporated ("Morgan Stanley"), PanAmSat's financial advisor, to the effect that, as of September 20, 1996, the consideration in the aggregate to be received by the holders of shares of PAS Common Stock in connection with the Merger and the Univisa Contribution and the transactions contemplated thereby was fair from a financial point of view to such holders and the consideration to be paid in the Share Repurchase was fair from a financial point of view to New PanAmSat. Morgan Stanley subsequently delivered its opinion to the PanAmSat Board that, as of the date of this Proxy Statement/Prospectus, the consideration in the aggregate to be received by the holders of shares of PAS Common Stock in connection with the Merger and the Univisa Contribution and the transactions contemplated thereby is fair from a financial point of view to such holders and the consideration to be paid in the Share Repurchase is fair from a financial point of view to New PanAmSat. The full text of the opinion of Morgan Stanley, dated the date of this Proxy Statement/Prospectus, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached hereto as Appendix D. Each PanAmSat stockholder should read such opinion carefully in its entirety. The opinion of Morgan Stanley is directed only to the matters set forth therein and does not constitute a recommendation to any holder of PAS Common Stock as to how such holder should vote with respect to the Reorganization Agreement, the Merger Agreement and the Charter Amendment or as to whether a PanAmSat stockholder should elect to receive the Standard Consideration, the Stock Consideration or the Standard Cash Consideration (as such terms are defined below). See""THE REORGANIZATION--Opinion of PanAmSat's Financial Advisor."

Closing Date; Closing.......  The closing date of the Merger, the Univisa
                              Contribution and the Asset Contribution (the
                              "Closing Date") shall occur on the seventh business day following satisfaction or waiver of the conditions to the Reorganization, unless another date is agreed to in writing by the parties to the Reorganization Agreement and the parties to the Univisa Contribution Agreement (the "Closing").

Effective Time of the         The Merger will be consummated and become
 Merger.....................  effective at the time (the "Effective Time") at which the certificate of merger to be filed pursuant to the DGCL is accepted for filing by the Secretary of State of the State of Delaware or such later date and time as may be specified in such certificate of merger. See "THE
                              REORGANIZATION AGREEMENT--Conditions to the
                              Reorganization."

Business of PanAmSat
 Pending the Merger.........
                              PanAmSat has agreed that prior to the Effective Time or earlier termination of the Reorganization Agreement, except as contemplated by the Reorganization Agreement, each of PanAmSat and its subsidiaries will conduct its operations in the ordinary course of business consistent with past practice. In addition, unless agreed to in writing or except as otherwise permitted pursuant to the Reorganization Agreement or as previously disclosed to the Hughes Parties, prior to the Effective Time neither PanAmSat nor any of its subsidiaries is permitted to engage in any of a number of actions specified in the Reorganization Agreement. See "THE REORGANIZATION AGREEMENT-- Conduct of Business Prior to the Effective Time."

Non-Solicitation;             PanAmSat has agreed that, prior to the Closing or
 Termination Fee............  earlier termination of the Reorganization
                              Agreement, neither PanAmSat nor any of its subsidiaries or any of their officers, employees, representatives, agents or affiliates will, directly or indirectly, enter into, solicit, initiate, continue, encourage or respond to any discussions or negotiations with any third party (other than HCI, HCG or any of their affiliates or representatives) concerning any merger, consolidation, share exchange or similar transaction, any purchase of significant assets or equity of PanAmSat or its significant subsidiaries, or any other transaction that would involve the transfer or potential transfer of control of PanAmSat, other than the transactions contemplated by the Reorganization Agreement. See
                              "THE REORGANIZATION AGREEMENT--Non-Solicitation."
                              In the event that the Reorganization Agreement is terminated as a result of certain actions by the PanAmSat Board or certain stockholders of PanAmSat, PanAmSat will be obligated to pay to HCI a termination fee of $80 million and concurrently pay or reimburse HCI for up to $7.5 million of fees and expenses incurred by HCI and its affiliates in connection with the Reorganization. See "THE REORGANIZATION
                              AGREEMENT--Termination Fee."

Management and Operations
 of PanAmSat and New
 PanAmSat After the
 Merger.....................
                              After the Merger, PanAmSat will be a wholly owned subsidiary of New PanAmSat and will operate as one of New PanAmSat's business units. The corporate headquarters of New PanAmSat will be in Greenwich, Connecticut. See "THE REORGANIZATION-- Management and Operations of New PanAmSat and PanAmSat After the Merger." Frederick A. Landman, the current President and Chief Executive Officer of PanAmSat, will be President and Chief Executive Officer of New PanAmSat. Other members of the executive management team will be as follows: Lourdes Saralegui, current Executive Vice President of PanAmSat, will be Executive Vice President of New PanAmSat; Carl A. Brown, current Senior Vice President, Galaxy Satellite Services of HCI, will be Executive Vice President of New PanAmSat; Kenneth N. Heintz, current Vice President of Corporate Development of HE, will be Executive Vice President and Chief Financial Officer of New PanAmSat; James W. Cuminale, current Senior Vice President and General Counsel of PanAmSat, will be Senior Vice President, General Counsel and Secretary of New PanAmSat; and Robert A. Bednarek, current Senior Vice President, Engineering and Operations of PanAmSat, will be Senior Vice President and Chief Technology Officer of New PanAmSat. See "MANAGEMENT OF NEW PANAMSAT."

New PanAmSat Employee
 Benefit and Stock Option
 Plans......................
                              New PanAmSat will adopt certain benefit and stock option plans which will be available to certain of its employees. See "NEW PANAMSAT EMPLOYEE BENEFIT AND OPTION PLANS."

Financing in Connection
 with the Reorganization....
                              The total amount of funds required to be paid by New PanAmSat as consideration in the Reorganization will be approximately $1.725 billion, comprised of (i) up to approximately $1.5 billion to be paid to holders of PAS Class A Common Stock and PAS Ordinary Common Stock, holders of options to acquire PAS Ordinary Common Stock and S Company as consideration in the

                              Merger and the Univisa Contribution and (ii) $225 million to fund the Share Repurchase. Pursuant to the Assurance Agreement, HE has agreed to lend up to $1.725 billion to New PanAmSat on the Closing Date to pay the cash consideration in the Merger and the Univisa Contribution and to fund the Share Repurchase. See "OTHER AGREEMENTS-- Assurance Agreement." The terms of such loan will be no less favorable than the terms that New PanAmSat would obtain from a third-party commercial lender. See "THE REORGANIZATION-- Financing in Connection with the Reorganization." Any additional funds needed by New PanAmSat on the Closing Date will be funded from cash on hand. See "RISK FACTORS--Substantial Leverage and Additional Capital Requirements" and "BUSINESS OF NEW PANAMSAT--Liquidity and Capital Resources."

Conditions to the
 Reorganization;
 Termination................
                              The consummation of the Reorganization is conditioned upon the fulfillment or waiver (where permissible) of certain conditions set forth in the Reorganization Agreement. See "THE REORGANIZATION AGREEMENT--Conditions to the Reorganization." The Reorganization Agreement may be terminated (i) by mutual consent of PanAmSat and HCI, (ii) by either PanAmSat or HCI if the Merger, the Univisa Contribution and the Asset Contribution have not been consummated by December 20, 1997 or (iii) under certain other limited circumstances. See "THE REORGANIZATION AGREEMENT--Termination."

Certain Federal Income Tax
 Consequences...............
                              For federal income tax purposes, no income, gain or loss will be recognized by PanAmSat pursuant to the Merger. The holders of PAS Ordinary Common Stock or PAS Class A Common Stock that receive:
                              (i) solely shares of New PAS Common Stock will not recognize gain or loss as a result of the Merger; (ii) solely cash consideration will recognize gain or loss equal to the difference between the cash consideration and the tax basis of their shares; or (iii) both shares of New PAS Common Stock and cash consideration will recognize gain equal to the lesser of (A) the cash consideration that they receive, or (B) the gain that they realize. See "THE REORGANIZATION-- Certain Federal Income Tax Consequences." PanAmSat stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger.

Regulatory Approvals........  Consummation of the Reorganization was
                              conditioned upon, among other things, expiration or termination of the waiting periods under the Hart-Scott-Rodino Improvements Act of 1976, as amended, and the rules promulgated thereunder (the "HSR Act"). The waiting periods under the HSR Act, however, have expired without a Request for Additional Information by the Antitrust Division of the Department of Justice (the "Antitrust Division") or the Federal

                              Trade Commission ("FTC"). Accordingly, no antitrust approvals are required from the Antitrust Division or the FTC to consummate the Reorganization.

                              In addition, consummation of the Reorganization was conditioned upon, among other things, ap-proval by the Federal Communications Commission (the "FCC") of the transfer of control of PanAmSat and the receipt of other necessary regu-latory approvals. The FCC issued its approval or-der on April 4, 1997 and the applicable appeal period will expire on May 5, 1997. See "THE REOR-GANIZATION--Regulatory Approvals."

Listing of New PAS Common     New PanAmSat has obtained conditional approval
 Stock......................  for the listing of the New PAS Common Stock on the Nasdaq. It is presently anticipated that the PAS Ordinary Common Stock, which is currently listed on the Nasdaq under the symbol "SPOT," will be replaced by the listing of New PAS Common
                              Stock and trade under the same symbol. See "THE
                              REORGANIZATION--Stock Exchange Listings."

Accounting Treatment........  The Reorganization will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles ("GAAP"), with Galaxy as the acquirer of PanAmSat. See "THE REORGANIZATION--Accounting Treatment."

Interests of Certain
 Persons in the
 Reorganization.............
                              In considering the Reorganization Agreement, the Merger Agreement and the transactions contemplated thereby, PanAmSat's stockholders should be aware that certain members of the management of PanAmSat and the PanAmSat Board and certain principal stockholders of PanAmSat have certain interests in the Reorganization that are in addition to the interests of stockholders of PanAmSat generally:

                              Televisa. Under the Univisa Contribution
                              Agreement, S Company, as the indirect holder of all of the shares of PAS Class B Common Stock, will receive, for each share of PAS Class B Common Stock indirectly owned by Univisa, at S Company's election, consideration that is equal in amount and form (subject to proration, as applicable) to the consideration payable on account of each share of PAS Class A Common Stock and PAS Ordinary Common Stock in the Merger. In addition, concurrently with the Merger and immediately following the Univisa Contribution,
                              7.5 million shares of New PAS Common Stock received by S Company in connection with the Univisa Contribution will be repurchased by New PanAmSat for $225 million. Following such Share Repurchase, either Televisa, S Company and/or their designees will purchase the DTH Options from PanAmSat for $225 million pursuant to the DTH Option

                              Purchase Agreement. It is a condition to the Reorganization that the sale of the DTH Options shall have occurred. See "THE REORGANIZATION-- Interests of Certain Persons in the Reorganization," "THE UNIVISA CONTRIBUTION AGREEMENT" and "THE DTH SALE."

                              General Severance Policy. On April 22, 1996, the PanAmSat Board adopted a general severance policy for all employees upon termination without cause. Under such policy, Frederick A. Landman, President and Chief Financial Officer of PanAmSat, Lourdes Saralegui, Executive Vice President of PanAmSat, Patrick J. Costello, Chief Financial Officer of PanAmSat, James W. Cuminale, Senior Vice President and General Counsel of PanAmSat, and Robert A. Bednarek, Senior Vice President, Engineering and Operations, of PanAmSat (the "Named Executive Officers") would be entitled to receive a minimum of four weeks' salary and a maximum of 52 weeks' salary as severance.

                              Employee Separation Plan. On April 22, 1996, the PanAmSat Board adopted an Employee Separation Plan (the "Employee Separation Plan") providing that for a one-year period following a "change of control" (as defined below) any employee who is terminated without cause would be entitled to receive six months' continuation of certain additional benefits. The Employee Separation Plan applies to all employees of PanAmSat, other than any employee that is otherwise covered by a Severance Agreement (as defined below). The Employee Separation Plan is effective for one year and is renewable at PanAmSat's option. PanAmSat has extended the Employee Separation Plan until the first anniversary following the Closing Date.

                              Executive Severance Pay Program. On April 22, 1996, the PanAmSat Board adopted an executive severance pay program covering the Named Executive Officers and approximately 55 other key employees. Pursuant to severance agreements between PanAmSat and each covered officer, severance benefits are payable to such officers under certain circumstances following a change of control and are determined by multiplying base salary and a cash bonus component by 3 in the case of Mr. Landman, Ms. Saralegui, Mr. Costello, Mr. Cuminale and Mr. Bednarek and by 1.5 in the case of the remaining key employees. Covered officers would be entitled to certain other welfare and insurance benefits until the earlier of (i) 36 months in the case of Mr. Landman and Ms. Saralegui, (ii) 24 months in the case of the remaining three covered officers and (iii) 18 months in the case of the remaining key employees, or the obtaining of similar benefits on reemployment. The severance agreements restrict the ability of the Named Executive Officers and remaining key employees to compete with PanAmSat for 18 and 12 month periods following their respective termination from PanAmSat.

                              Stock Incentive Plan. PanAmSat has granted to certain of its employees options to purchase an aggregate of 1,250,000 shares of Common Stock, including grants to Mr. Landman, Ms. Saralegui, Mr. Costello, Mr. Cuminale and Mr. Bednarek for 200,000 shares, 150,000 shares, 75,000 shares,
                              75,000 shares and 75,000 shares, respectively. At the Effective Time, each of the foregoing holders will receive for each share of PAS Ordinary Common Stock subject to such options an amount (subject to applicable withholding tax) in cash equal to the difference between $30 and the per share exercise price of such option. Such options are exercisable at the price of $17 per share. After discussions with HCI, PanAmSat did not grant any new options to its employees in September 1996, the first anniversary of its initial public stock offering, as previously anticipated. Instead, in lieu of such options, PanAmSat paid cash in the aggregate amount of $4.8 million to 195 of its employees, including $950,000 to Mr. Landman, $500,000 to Ms.
                              Saralegui, $300,000 to Mr. Costello, $225,000 to Mr. Cuminale and $225,000 to Mr. Bednarek.

                              Indemnification. The Reorganization Agreement provides for certain rights of indemnification, payment of attorneys' fees and maintenance of liability insurance policies of directors or officers of the Contributed Entities, New PanAmSat or PanAmSat or their respective subsidiaries after the Closing Date, with respect to matters existing or occurring at or prior to the Closing Date. See "THE REORGANIZATION-- Interests of Certain Persons in the Reorganization" and "THE REORGANIZATION AGREEMENT--Indemnification."

                              Registration Rights. Pursuant to the Registration Rights Agreement (as defined below) certain directors, executive officers and affiliates of PanAmSat have rights, under certain circumstances and subject to certain conditions, to require New PanAmSat to register all or any portion of the shares of New PAS Common Stock which they hold. See "OTHER AGREEMENTS--Registration Rights Agreement."

                              Employment Agreements. New PanAmSat anticipates that it will enter into employment agreements with Mr. Landman and Ms. Saralegui on terms and conditions to be negotiated by the parties thereto. New PanAmSat also anticipates that for a one-year transition period after the Effective Time, New PanAmSat will pay HE for the services of Mr. Heintz, who will continue to be employed by HE during such transition period.

Exchange of Certificates....  Concurrently herewith, holders of certificates that formerly represented shares of PAS Ordinary Common Stock or PAS Class A Common Stock are receiving a letter of transmittal, instructions for use in effecting the surrender of such certificates in exchange for the Merger Consideration and an election form providing for such holders to make an election as to the Merger Consideration to be received by them in respect of their shares of PAS Ordinary Common Stock and PAS Class A Common Stock. See "THE REORGANIZATION AGREEMENT--Elections by Holders of PAS Common Stock; Exchange of Certificates in the Merger."

                              STOCKHOLDERS SHOULD NOT SEND STOCK CERTIFICATES WITH THEIR PROXIES. AN ELECTION FORM AND A LETTER OF TRANSMITTAL ARE BEING MAILED CONCURRENTLY HEREWITH TO EACH PERSON WHO IS A HOLDER OF OUTSTANDING PAS ORDINARY COMMON STOCK OR PAS CLASS A COMMON STOCK ON THE RECORD DATE, AND UPON REQUEST TO THE EXCHANGE AGENT, WILL BE MAILED TO EACH PERSON WHO BECOMES A HOLDER OR BENEFICIAL OWNER OF PAS ORDINARY COMMON STOCK OR PAS CLASS A COMMON STOCK PRIOR TO THE ELECTION DEADLINE. PAS ORDINARY COMMON STOCK AND PAS CLASS A COMMON STOCK CERTIFICATES WILL BE EXCHANGED FOR THE MERGER CONSIDERATION FOLLOWING CONSUMMATION OF THE MERGER IN ACCORDANCE WITH INSTRUCTIONS CONTAINED IN THE ELECTION FORM AND LETTER OF TRANSMITTAL.

Appraisal Rights............  In connection with the Merger, holders of shares of PAS Ordinary Common Stock will be entitled to demand appraisal rights in respect of their shares of PAS Ordinary Common Stock under Section 262 of the DCGL ("Section 262"), subject to the satisfaction by such stockholders of the conditions for appraisal rights established by
                              Section 262. Failure to take any of the steps required under Section 262 on a timely basis may result in the loss of appraisal rights. Section 262 is set forth in full in Appendix I to this Proxy Statement/Prospectus. See "THE REORGANIZATION--Appraisal Rights."

                                OTHER AGREEMENTS

Principal Stockholders        Concurrently with the execution of the
 Agreement..................  Reorganization Agreement, HCI, HCG, S Company,
                              USHI (the "Class B Holder"), the holders of the
                              PAS Class A Common Stock and the Converted Shares
                              (the "Class A Holders") and the Trustees (the
                              "Class A Trustee") under the Voting Trust
                              Agreement dated as of February 28, 1995 (the
                              "Voting Trust Agreement") among certain holders of PAS Class A Common Stock (the Class A Trustee,
                              S Company, the Class B Holder, together with the
                              Class A Holders, the "Principal Stockholders") entered into the Principal Stockholders Agreement dated September 20, 1996 (the "Principal
                              Stockholders Agreement") pursuant to which each Principal Stockholder agreed to vote in favor of the Merger, the Reorganization Agreement and the other actions contemplated thereby. In addition, the Principal

                              Stockholders agreed to vote against certain actions which would be inconsistent with the terms of the Principal Stockholders Agreement, the Reorganization Agreement and the other actions contemplated thereby. As of the Record Date, the Class A Holders and the Class B Holder owned (i) 100% of the outstanding shares of PAS Class A Common Stock, (ii) 100% of the outstanding shares of PAS Class B Common Stock and (iii) approximately 50.1% of the outstanding shares of PAS Ordinary Common Stock. See "THE REORGANIZATION--Agreement of the Class A Holders and the Class B Holder to Vote in Favor of the Reorganization" and "OTHER AGREEMENTS--Principal Stockholders Agreement."

DTH Sale....................  It is a condition to the Reorganization that
                              PanAmSat dispose of the DTH Options. See "THE REORGANIZATION--Background of the
                              Reorganization," "THE REORGANIZATION AGREEMENT-- Conditions to the Reorganization" and "THE DTH SALE." After the Share Repurchase, pursuant to the DTH Option Purchase Agreement, PanAmSat will sell to either Televisa, S Company and/or their designees the DTH Options for a purchase price of $225 million (the "DTH Sale"). The closing of the DTH Sale will occur substantially concurrently with the receipt by S Company of the consideration to be paid to it pursuant to the Univisa Contribution Agreement. See "THE DTH SALE." PanAmSat has received the written opinion dated September 19, 1996 of Salomon Brothers Inc ("Salomon Brothers"), PanAmSat's financial advisor with respect to the DTH Sale, to the effect that, as of such date and based upon and subject to the qualifications described therein, the consideration to be received by PanAmSat for the sale of the DTH Options represented fair value to PanAmSat for the DTH Options from a financial point of view. The full text of the opinion of Salomon Brothers, which sets forth the assumptions made and matters considered, is attached hereto as Appendix E. See "THE DTH SALE."

Assurance Agreement.........  Pursuant to the Assurance Agreement dated
                              September 20, 1996 (the "Assurance Agreement") among HE, PanAmSat, S Company and New PanAmSat, HE agreed to lend or arrange for a third party to lend to New PanAmSat, on or before the Closing Date, $1.725 billion (plus any interest accrued pursuant to the Reorganization Agreement). HE further agreed, among other things, to cause its subsidiaries to perform their respective obligations under the Reorganization Agreement and related agreements. See "OTHER AGREEMENTS-- Assurance Agreement."

Stockholder Agreement.......  On the Closing Date, HCI, S Company, the Class A
                              Holders (the Class A Holders together with S
                              Company, the "Minority Stockholders") and New PanAmSat will enter into the Amended and Restated Stockholder Agreement (the "Stockholder Agreement") pursuant to which the parties thereto will agree to (i) certain restrictions on HCI, the Minority Stockholders and New PanAmSat regarding the sale of shares of New PAS Common Stock, and on HCI and its affiliates regarding the purchase of more than 81% of New PAS Common Stock, (ii) the designation of directors to the Board of Directors of New PanAmSat (the "New PanAmSat Board") and (iii) certain covenants of HE and any entity owned 50% or more by HE not to compete with New PanAmSat. See "OTHER AGREEMENTS--Stockholder Agreement."

Registration Rights           Pursuant to the Amended and Restated Registration
 Agreement..................  Rights Agreement to be entered into on the
                              Closing Date (the "Registration Rights
                              Agreement"), HCI, S Company and the Class A
                              Holders (collectively, the "Registration Rights
                              Holders") and New PanAmSat, the Registration
                              Rights Holders will have, among other things, the right, under certain circumstances and subject to certain conditions and exceptions, to require New
                              PanAmSat to register all or any portion of New
                              PAS Common Stock held by them provided the aggregate value of such shares is at least $100 million. See "THE REORGANIZATION--Interests of
                              Certain Persons in the Reorganization" and "OTHER
                              AGREEMENTS--Registration Rights Agreement."

Income Tax Indemnification
 and Allocation Agreement...
                              On the Closing Date, HE and New PanAmSat will enter into the Tax Indemnification and Allocation Agreement (the "Tax Agreement"), pursuant to which HE will be responsible for and indemnify New PanAmSat and its subsidiaries for certain income taxes and transfer taxes. See "OTHER AGREEMENTS--Income Tax Indemnification and Allocation Agreement."

                                  RISK FACTORS

Risk Factors................  The information set forth under "RISK FACTORS"
                              should be reviewed and carefully considered in evaluating the Reorganization and the ownership of New PAS Common Stock to be issued in the Merger.

               PANAMSAT SUMMARY HISTORICAL FINANCIAL INFORMATION

  The following summary financial information for and as of each year in the five-year period ended December 31, 1996 has been derived from the consolidated financial statements of PanAmSat and its subsidiaries and predecessor entities, audited by Arthur Andersen LLP, independent public accountants (including the related notes thereto, the "PanAmSat Financial Statements"). This summary financial information should be read in conjunction with the PanAmSat Financial Statements and "PANAMSAT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" appearing elsewhere in this Proxy Statement/Prospectus.

                                               YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------------
                             1996           1995           1994         1993        1992
                          ----------     ----------     ----------    --------    --------
                                                (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Total revenues..........    $246,943       $116,155        $63,744     $50,798     $40,328
Income from operations..     108,774         32,783         20,401      23,038      19,092
Interest (income)
 expense, net...........         622(1)      (1,592)(1)      2,403(1)    6,103(1)    1,208
Income before taxes.....     108,152         34,375         17,998      16,935      17,108
Income taxes(2).........      46,432         16,829            --          --          --
Net income..............      61,720         17,546         17,998      16,935      17,108
Preferred stock dividend
 requirement............      41,422         25,976            --          --          --
Net income (loss) to
 common shares..........     $20,298        $(8,430)       $17,998     $16,935     $17,108
CERTAIN PRO FORMA
 DATA(3)
OTHER FINANCIAL DATA:
EBITDA(4)...............    $170,108(5)     $66,195(5)     $36,732     $31,269     $25,306
EBITDA margin...........          69%(5)         57%(5)         58%         62%         63%
Capital expenditures for
 satellite systems under
 development............    $280,858       $333,052       $300,217    $260,134     $22,555
Payments due from
 customers under long-
 term contracts(6)......  $2,435,608     $1,928,200     $1,270,000    $764,500    $239,700
Customers under long-
 term contracts at end
 of period(6)...........         199            177            121         108          89

                                                             DECEMBER 31, 1996
                                                              (IN THOUSANDS)
                                                             -----------------
BALANCE SHEET DATA:
Working capital (deficit)...................................    $   (8,758)
Total assets................................................     1,615,363
Long-term debt (less current portion)(7)....................       626,010
Long-term debt (less current portion) plus Preferred
 Stock(7)...................................................       955,080
Stockholders' equity........................................       497,368

--------
 (1) Net of capitalized interest of $9.0 million, $41.0 million, $37.8 million and $39.5 million for the years ended December 31, 1993, 1994, 1995, and 1996, respectively.
 (2) As a partnership, PanAmSat, L.P., a Delaware limited partnership and a predecessor of PanAmSat (the "Partnership"), was not subject to federal or state income taxes. Accordingly, no income taxes were deducted from net income on the Partnership's financial statements. However, the Partnership was obligated under its Partnership Agreement to make certain tax distributions to its partners. On March 2, 1995, the Partnership was converted to corporate form (the "Conversion") and, accordingly, is now subject to income taxes. See "BUSINESS OF PANAMSAT--Conversion and Initial Public Offering."
 (3) The following Certain Pro Forma Data gives effect to the Conversion and the consummation of the initial public offering of PanAmSat's Common Stock on September 20, 1995 (the "IPO") as if each had occurred at January 1, 1995. See "BUSINESS OF PANAMSAT-- Conversion and Initial Public Offering." The pro forma adjustment to income taxes for the periods indicated is based on a pro forma statutory tax rate of 40.3%.

                                                              YEAR ENDED
                                                          DECEMBER 31, 1995
                                                        ----------------------
                                                        (DOLLARS IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
   STATEMENT OF OPERATIONS DATA (UNAUDITED):
   Pro forma adjustment to income tax provision........          $(1,207)
   Pro forma net income................................           18,753
   Pro forma loss to available common stockholders.....           (7,223)
   Pro forma loss per common share.....................          $  (.07)
   Pro forma weighted average common shares
    outstanding........................................      100,000,000

                                         (footnotes continued on following page)

   Pro forma loss per share included in the PanAmSat Financial Statements appearing elsewhere in this Proxy Statement/Prospectus of $(.08) per share for the year ended December 31, 1995 is based on 89,678,638 weighted average shares outstanding as of December 31, 1995, reflecting the IPO which occurred on September 21, 1995.

 (4) Represents earnings before net interest expense, income taxes, depreciation and amortization ("EBITDA"). EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA should not be considered a measure of profitability or liquidity as determined in accordance with generally accepted accounting principles in the statements of operations and cash flows.

 (5) Includes expenses related to the assumption by PanAmSat of phantom stock plans of a predecessor company and the grant of a limited partnership interest in the Partnership to the Executive Vice President of PanAmSat in connection with the corporate reorganization of PanAmSat of $8.3 million for the year ended December 31, 1995 and expenses related to the Reorganization Agreement and a corporate compensation plan totaling $9.6 million for the year ended December 31, 1996. EBITDA and EBITDA margin excluding such expenses were $74.5 million and 64% for the year ended December 31, 1995 and $179.7 million and 73% for the year ended December 31, 1996. See Notes 11 and 13 of the PanAmSat Financial Statements.

 (6) Represents future payments due from customers under long-term contracts at the end of the periods indicated, excluding arrangements for satellite capacity for DTH services in Latin America. At December 31, 1996, approximately $22.6 million of PAS-1 customer payments, $92.4 million of PAS-2 customer payments, $35.6 million of PAS-3 customer payments and $79.2 million of PAS-4 customer payments were under contracts which are terminable by the customer under certain circumstances. Certain contracts may also be terminated if certain technical performance specifications contained in the agreements, including useful life, are not achieved, or, at the customer's option after a minimum service period. Future cash payments expected from customers may be reduced for outage or transponder failure and may be further reduced for "lowest price" provisions for like transponder capacity given to similarly situated customers. The terms of PanAmSat's long-term contracts range from one year to the life of the satellite. See "PANAMSAT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Overview."

 (7) Excludes, as to each of PAS-5 and PAS-6, a portion of the respective purchase prices which will become payable after such satellite is delivered and which amount may be paid immediately in cash or deferred over periods of up to 15 years with interest rates ranging from 8.0% to 10.0% per annum. At December 31, 1996, these amounts aggregated approximately $34.5 million. A portion of the respective purchase prices of PAS-7 and PAS-8 may also be deferrable. PanAmSat presently intends to defer such payments at the time they become payable to the extent such deferral is permitted under the terms of its then-outstanding indebtedness and preferred stock. PanAmSat anticipates that if, at the time such payments become payable, PanAmSat is prohibited from incurring such indebtedness under the terms of its outstanding indebtedness or preferred stock, it will either seek the consent of the holders thereof to incur such indebtedness or will obtain funds from sources permitted under the terms thereof to make such payments. There can be no assurance that such consent will be obtained or that funds will be available to PanAmSat from sources permitted under the terms of its outstanding indebtedness and preferred stock. See Notes 6, 7 and 8 of the PanAmSat Financial Statements appearing elsewhere in this Proxy/Statement Prospectus and "BUSINESS OF PANAMSAT--PanAmSat Satellites."

                        PANAMSAT SUMMARY SATELLITE DATA

                        PAS-1             PAS-2            PAS-3             PAS-4             PAS-5
                   ---------------- ----------------- ---------------- ------------------ ----------------
 Region Covered..   Atlantic Ocean    Pacific Ocean    Atlantic Ocean     Indian Ocean     Atlantic Ocean
 Expected
  Launch(1)......    Operational       Operational      Operational       Operational           1997
 Satellite.......      GE 3000           HS 601            HS 601            HS 601          HS 601 HP
 Expected End of
  Useful
  Life(3)........        2001             2010              2010              2011              2012
 Orbital
  Location.......  45(degrees) W.L. 191(degrees) W.L. 43(degrees) W.L. 68.5(degrees) E.L. 58(degrees) W.L.(4)
 TRANSPONDERS(7)
 Ku-band.........     6 @ 72 MHz       12 @ 54 MHz      12 @ 54 MHz       16 @ 27 MHz       24 @ 36 MHz
                                       4 @ 64 MHz        4 @ 64 MHz        8 @ 54 MHz
 C-band..........     6 @ 72 MHz       12 @ 54 MHz      12 @ 54 MHz       12 @ 54 MHz       24 @ 36 MHz
                     12 @ 36 MHz       4 @ 64 MHz        4 @ 64 MHz        4 @ 64 MHz
 Usable Band-
  width (8)......     1,296 MHz         1,808 MHz        1,808 MHz         1,768 MHz         1,728 MHz
 OUTPUT POWER(9)
 Ku-band.........    6 @ 16 Watts     16 @ 63 Watts    16 @ 63 Watts      24 @60 Watts     18 @110 Watts
                                                                                            6 @ 60 Watts
 C-band..........    6 @ 16 Watts     16 @ 30 Watts    16 @ 34 Watts     16 @ 30 Watts     24 @ 50 Watts
                    12 @ 8.5 Watts
 Total Output
  Power(9).......     294 Watts        1,488 Watts      1,552 Watts       1,920 Watts       3,540 Watts
                        PAS-6                   PAS-7                 PAS-8
                   ---------------------- --------------------- --------------------
 Region Covered..   Atlantic Ocean           Indian Ocean         Pacific Ocean
 Expected
  Launch(1)......        1997                    1998                 1998
 Satellite.......    SS/L FS-1300            SS/L FS-1300(2)      SS/L FS-1300(2)
 Expected End of
  Useful
  Life(3)........        2012                    2011                 2013
 Orbital
  Location.......  43(degrees) W.L.(4)(5) 68.5(degrees) E.L.(6) 194(degrees) W.L.(6)
 TRANSPONDERS(7)
 Ku-band.........    36 @ 36 MHz             30 @ 36 MHz           24 @ 36 MHz
 C-band..........         --                 14 @ 36 MHz           24 @ 36 MHz
 Usable Band-
  width (8)......     1,296 MHz               1,584 MHz             1,728 MHz
 OUTPUT POWER(9)
 Ku-band.........   36 @100 Watts           30 @100 Watts         24 @100 Watts
 C-band..........         --                14 @ 50 Watts         24 @ 50 Watts
 Total Output
  Power(9).......    3,600 Watts             3,700 Watts           3,600 Watts

--------
(1) PAS-1 was launched in June 1988 and commenced commercial service in November 1988. PAS-2 was launched in July 1994 and commenced commercial service in August 1994. PAS-4 was launched in August 1995 and commenced commercial service in September 1995. PAS-3 was launched in January 1996 and commenced commercial service in February 1996. Future launch dates are based on PanAmSat estimates.
(2) PanAmSat has entered into a contract with Space Systems/Loral, Inc. for the construction and delivery of PAS-6, PAS-7 and PAS-8, with options to purchase additional satellites and/or replacement satellites for PAS-7 or PAS-8. PAS-6 has been delivered to the launch site. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." The contract contemplates delivery of PAS-7 in 1997 and PAS-8 in 1998.
(3) The information for PAS-1, PAS-2, PAS-3 and PAS-4 is based on fuel level estimates at January 31, 1997. The information for PAS-5, PAS-6, PAS-7 and PAS-8 is based on the terms of their satellite contracts, current mass projections and their launch contracts. Based upon current launch vehicle capabilities, each of PAS-5, PAS-6 and PAS-8 may have sufficient fuel to achieve a significantly longer life, in excess of 20 years. The construction design life of each satellite remains 15 years, which conservatively is the basis for the predicted life specified above. PAS-7 also has a design life of 15 years, but SS/Loral has informed PanAmSat that it is expected to exceed its contractual weight specifications. To ensure that the excess weight does not affect the satellite's intended operational lifetime, PanAmSat is exploring several options, including satellite modifications by SS/Loral or the use of an alternative Ariane IV launcher configuration to deploy the spacecraft.
(4) The application for PAS-5 is pending with the FCC. PanAmSat has received conditional regulatory approval for PAS-6, which approval is subject to a full financial showing and demonstration of consultation with Intelsat.
(5) PanAmSat has requested FCC approval to co-locate PAS-6 with PAS-3. PanAmSat expects to receive final authorization from the FCC to locate PAS-6 at 43(degrees) W.L. prior to its anticipated launch.
(6) PanAmSat has received conditional regulatory approval for the orbital slot of 72(degrees) E.L. from the FCC, which approval is subject to a full financial showing and demonstration of consultation with Intelsat. In addition, PanAmSat has requested approval to co-locate a satellite with PAS-4 at 68.5(degrees) E.L. PanAmSat intends to locate PAS-7 at the 68.5(degrees) E.L. orbital location if its application for such orbital location is granted, in which case the 72(degrees) E.L. orbital slot could be used for another satellite. PanAmSat tentatively plans to locate PAS-8 at 194(degrees) W.L. and has an application for that orbital slot pending with the FCC.
(7) Satellite transponders receive transmissions from Earth and relay them back to Earth. Transponders are composed of receivers, preamplifiers, power amplifiers, frequency shifters and a host of other electronics. C-band and Ku-band are ranges of frequencies used worldwide for commercial satellite communications. The C-band frequency is widely used for the distribution of television programming. The Ku-band frequency is widely used for DTH television broadcasting, satellite news-gathering applications and on-site business communications networks that require the use of very small antennas. Construction of PAS-6 has been completed and it has been delivered to the launch site. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." The designs of PAS-5 and PAS-7 are complete. The design for PAS-8 is still to be completed.
                                         (footnotes continued on following page)

(8) Bandwidth is one measure of the information carrying capacity of a transponder. A transponder's bandwidth and power together determine the amount of information that can be carried. Construction of PAS-6 has been completed and it has been delivered to the launch site. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." The designs of PAS-5 and PAS-7 are complete. The design for PAS-8 is still to be completed.
(9) Output power is the transmitter power of each transponder and is not a measure of the signal power received on Earth. Total output power is the aggregate power of all the transponders on the satellite. High output power allows for the use of smaller and less expensive receiving antennas to obtain the satellite signal. Construction of PAS-6 has been completed and it has been delivered to the launch site. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." The designs of PAS-5 and PAS-7 are complete. The design for PAS-8 is still to be completed.

                GALAXY SUMMARY HISTORICAL FINANCIAL INFORMATION

  The summary financial information of Galaxy as of December 31, 1996, 1995 and 1994 and for each of the four years in the period ended December 31, 1996 has been derived from the financial statements of Galaxy and audited by Deloitte & Touche LLP, independent auditors. The summary financial information set forth below as of December 31, 1993 and 1992 and for the period ended December 31, 1992 has been derived from unaudited financial statements of Galaxy which, in the opinion of management, include all adjustments necessary for a fair and consistent presentation of such information. This summary financial information should be read in conjunction with the above mentioned audited and unaudited Galaxy financial statements (including the related notes thereto, the "Galaxy Financial Statements") and "GALAXY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" appearing elsewhere in this Proxy Statement/Prospectus.

                                          YEAR ENDED DECEMBER 31,
                           ---------------------------------------------------
                             1996        1995       1994      1993      1992
                           ---------  ----------  --------  --------  --------
                                         (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Total revenues............ $ 482,770    $386,126  $328,243  $220,247  $371,642
                           ---------  ----------  --------  --------  --------
Costs and expenses
 Cost of outright sales
  and sales-type leases...    52,969      49,616    45,747    34,530   117,230
 Leaseback expense, net of
  deferred gain...........    59,927      36,597    36,617    36,576    18,524
 Depreciation and
  amortization............    58,523      76,522    54,126    52,025    59,403
 Direct operating costs...    34,794      29,931    33,627    35,034    58,826
 Selling, general &
  administrative..........    34,119      30,146    51,595    19,278    22,289
                           ---------  ----------  --------  --------  --------
Operating income..........   242,438     163,314   106,531    42,804    95,370
 Interest expense,
  net(1)..................    (4,903)     (5,828)   (6,826)   (5,848)   (3,525)
 Other income.............     2,184       7,892     3,885    44,876     2,818
                           ---------  ----------  --------  --------  --------
Income before taxes.......   239,719     165,378   103,590    81,832    94,663
Income tax expense........    89,895      62,017    38,846    30,687    35,499
                           ---------  ----------  --------  --------  --------
Net income................ $ 149,824    $103,361   $64,744   $51,145   $59,164
                           =========  ==========  ========  ========  ========
OTHER FINANCIAL DATA:
EBITDA(2)................. $ 303,145    $247,728  $164,542  $139,705  $157,591
EBITDA margin.............        63%         64%       50%       63%       42%
Capital expenditures......   308,735     280,543   114,660   111,104   290,481
Total assets.............. 1,275,516   1,137,978   868,408   850,640   872,948

--------
 (1) Net of capitalized interest of $14.6 million, $10.1 million, $5.1 million, $1.6 million and $9.7 million for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively.
 (2) Represents earnings before net interest expense, income tax expense, depreciation and amortization. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA should not be considered as a measure of profitability or liquidity as determined in accordance with generally accepted accounting principles in the statements of income and cash flows.

                         GALAXY SUMMARY SATELLITE DATA
OPERATIONAL SATELLITES

                              GALAXY I-R       GALAXY III-R       GALAXY IV         GALAXY V         GALAXY VI
                           ----------------- ----------------- ---------------- ----------------- ----------------
 Region Covered..........    United States    Latin America/    United States     United States    United States
                                               United States
 Satellite...............       HS 376            HS 601            HS 601           HS 376            HS 376
 Expected End of Useful
  Life(1)................        2006              2004              2005             2004              2002
 Orbital Location........  133(degrees) W.L. 95(degrees) W.L.  99(degrees) W.L. 125(degrees) W.L. 74(degrees) W.L.
 Transponders(2)
 Ku-band(3)..............         --            16 @ 27 MHz      16 @ 27 MHz           --               --
                                                8 @ 54 MHz        8 @ 54 MHz
 C-band(4)...............     24 @ 36 MHz       24 @ 36 MHz      24 @ 36 MHz       24 @ 36 MHz      24 @ 36 MHz
 Usable Bandwidth(5).....       864 MHz          1,728 MHz        1,728 MHz          864 MHz          864 MHz
 Output Power(6)
 Ku-band.................         --           24 @ 63 Watts    24 @ 50 Watts          --               --
 C-band..................    24 @ 16 Watts     24 @ 16 Watts    24 @ 16 Watts     24 @ 16 Watts    24 @ 10 Watts
 Total Output Power......      384 Watts        1,896 Watts      1,584 Watts        384 Watts        240 Watts
                              GALAXY VII         GALAXY IX          SBS 4             SBS 5            SBS 6
                           ----------------- ----------------- ---------------- ----------------- ----------------
 Region Covered..........    United States     United States    United States     United States    United States
 Satellite...............       HS 601            HS 376            HS 376           HS 376            HS 393
 Expected End of Useful
  Life(1)................        2006              2008              2002             1999              2005
 Orbital Location........  91(degrees) W.L.  123(degrees) W.L. 77(degrees) W.L. 123(degrees) W.L. 74(degrees) W.L.
                                                                  (inclined)(7)
 Transponders(2)
 Ku-band(3)..............     16 @ 27 MHz           --           10 @ 43 MHz       10 @ 43 MHz      19 @ 43 MHz
                                  8 @ 54 MHz                                          4 @ 110 MHz
 C-band(4)...............     24 @ 36 MHz       24 @ 36 MHz          --                --               --
 Usable Bandwidth(5).....      1,728 MHz          864 MHz          430 MHz           870 MHz          817 MHz
 Output Power(6)
 Ku-band.................    24 @ 50 Watts          --          10 @ 20 Watts     14 @ 20 Watts    19 @ 41 Watts
 C-band..................    24 @ 16 Watts     24 @ 16 Watts         --                --               --
 Total Output Power......     1,584 Watts        384 Watts        200 Watts         280 Watts        779 Watts

EXPECTED FUTURE SATELLITES

                       GALAXY VIII-I       GALAXY X         GALAXY XI        GALAXY XII     GALAXY XIII-I     GALAXY XIV-I
                      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
 Region Covered.....   Latin America     United States    United States   To be determined To be determined To be determined
 Expected Launch....        1997             1998              1998       To be determined       1999             2000
 Satellite..........      HS 601HP         HS 601HP           HS 702          HS 601HP          HS 702           HS 702
 Expected End of
  Useful Life(8)....        2012             2010              2013       To be determined       2014             2015
 Orbital Location...  95(degrees) W.L. 123(degrees) W.L. 74(degrees) W.L. To be determined To be determined To be determined
 Transponders(2)
 Ku-band(3).........    32 @ 24 MHz       24 @ 36 MHz      24 @ 36 MHz      24 @ 36 MHz    To be determined To be determined
 C-band(4)..........        --            24 @ 36 MHz      24 @ 36 MHz      24 @ 36 MHz    To be determined To be determined
 Usable
  Bandwidth(5)......      768 MHz          1,728 MHz        1,728 MHz        1,728 MHz      1440-1944 MHz    1440-1944 MHz
 Output Power(6)
 Ku-band............   32 @ 115 Watts    24 @ 63 Watts    24 @ 75 Watts   To be determined To be determined To be determined
 C-band.............        --           24 @ 20 Watts    24 @ 20 Watts   To be determined To be determined To be determined
 Total Output
  Power.............    3,680 Watts       1,992 Watts      2,280 Watts    To be determined To be determined To be determined

                                                   (footnotes on following page)

--------
 (1) The expected end of useful life for each of Galaxy's operational satellites (other than SBS 4) is based on a fuel level estimate at December 31, 1996. The expected end of useful life for SBS 4 is based on the degree of its north-south inclination at December 31, 1996.
 (2) Satellite transponders receive transmissions from Earth and relay them back to Earth. Transponders are composed of receivers, preamplifiers, power amplifiers, frequency shifters and a host of other electronics.
 (3) Ku-band is a range of relatively high frequencies (between approximately 12 GHz and 14 GHz) used for commercial satellite communications. Ku-band is widely used for distribution of broadcast television and DTH services, as well as business communications, and allows for the use of relatively small receive antennas.
 (4) C-band is a range of relatively low frequencies (between approximately 4 GHz and 6 GHz) used for commercial satellite communications. C-band is used primarily for cable and broadcast distribution and requires the use of relatively large receive antennas on the ground.
 (5) Bandwidth is one measure of the information carrying capacity of a transponder. A transponder's bandwidth and power together determine the amount of information that can be carried.
 (6) Output power is the transmitter power of each transponder and is not a measure of the signal power received on Earth. High output power allows for the use of smaller and less expensive receive antennas to obtain a satellite signal.
 (7) Satellite operators may opt to extend the life of a satellite by allowing it to move into a fuel-conserving mode called "inclined orbit." When a satellite is put into inclined orbit, only east-west station-keeping is continued. While in this mode, the satellite moves in a figure-8 crossing the equator twice daily. The uncorrected north-south inclination increases over time and certain customers must retrofit their existing ground equipment or purchase new equipment to enable them to track the movement of the satellite. After reaching a certain degree of north-south inclination, tracking antennas can no longer reliably follow the movement of the satellite and its useful life ends.
 (8) The expected end of useful life for each of Galaxy's expected future satellites is based on the terms (with respect to Galaxy VIII-i and Galaxy
     X) or anticipated terms (with respect to Galaxy XI, Galaxy XIII-i and Galaxy XIV-i) of the relevant satellite construction contract and the terms (with respect to Galaxy VIII-i, Galaxy X and Galaxy XI) or anticipated terms (with respect to Galaxy XIII-i and Galaxy XIV-i) of the relevant satellite launch arrangement.

           SUMMARY UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

  The Summary Unaudited Pro Forma Combined Financial Statements of New PanAmSat as of and for the year ended December 31, 1996 have been derived from the PanAmSat Financial Statements and the Galaxy Financial Statements, combined to give effect to the Merger, the Univisa Contribution (including the Share Repurchase) and the Asset Contribution, as if such transactions had occurred at January 1, 1996 for purposes of the Unaudited Pro Forma Combined Statement of Income and on December 31, 1996 for purposes of the Unaudited Pro Forma Combined Balance Sheet, applying the purchase method of accounting with Galaxy as the acquirer of PanAmSat.

  The following Unaudited Pro Forma Combined Financial Statements do not purport to present information regarding the financial position or results of operations of New PanAmSat had the transactions and events assumed therein occurred on the dates specified, nor information that is necessarily indicative of the results of operations that may be achieved in the future. The Unaudited Pro Forma Combined Statement of Income does not give effect to (i) any cost savings that may be realized as a result of the combination of the two companies or (ii) nonrecurring costs that may be incurred after the Reorganization is consummated, consisting primarily of expenses related to relocating employees and modifying facilities. The significance of such potential cost savings and nonrecurring cost increases will depend on how New PanAmSat decides in the future to structure its operations. The Unaudited Pro Forma Combined Financial Statements are based on certain assumptions and adjustments described in the Notes to Unaudited Pro Forma Combined Financial Statements and should be read in conjunction therewith and with "THE REORGANIZATION," "PANAMSAT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "GALAXY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and the PanAmSat Financial Statements and Galaxy Financial Statements appearing elsewhere in this Proxy Statement/Prospectus.

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1996
                                                               -----------------
                                                                (IN THOUSANDS,
                                                               EXCEPT PER SHARE
                                                                     DATA)
INCOME STATEMENT DATA
 Total revenues...............................................     $ 726,847
 Costs and expenses:
 Costs of outright sales and sales-type leases................        52,969
 Leaseback expense, net of deferred gain......................        59,927
 Depreciation and amortization................................       188,063
 Direct operating costs.......................................        59,770
 Selling, general and administrative expenses.................        73,480
 Compensatory programs........................................         4,874
 Reorganization costs.........................................         4,758
                                                                   ---------
   Total costs and expenses...................................       443,841
                                                                   ---------
 Operating income.............................................       283,006
 Interest expense, net........................................      (123,626)
 Other income.................................................         2,184
                                                                   ---------
 Income before income taxes and minority interest.............       161,564
 Income tax expense...........................................        89,087
 Minority interest............................................        28,263
                                                                   ---------
 Net income (loss)............................................     $  44,215
                                                                   =========
 Income per share.............................................     $    0.30
                                                                   =========
 Weighted average number of common shares outstanding.........       149,123
                                                                   =========
                                                               DECEMBER 31, 1996
                                                               -----------------
BALANCE SHEET DATA
 Cash and cash equivalents....................................     $ 213,482
 Working capital..............................................       109,464
 Total assets.................................................     6,239,187
 Total debt...................................................     2,342,850
 Shareholders' equity.........................................     2,720,991

          COMPARATIVE HISTORICAL AND PRO FORMA COMBINED PER SHARE DATA

  The following table sets forth (i) the historical income per share from continuing operations, the historical net income per share, the historical book value per share and the cash dividends declared per share of PAS Common Stock and (ii) the unaudited pro forma combined net income per share, the unaudited pro forma combined book value per share and the unaudited pro forma combined cash dividends declared per share of New PanAmSat Common Stock after giving effect to the Reorganization. The historical and pro forma combined net income per share information is derived from the historical and pro forma combined information presented elsewhere herein. The pro forma combined financial information should be read in conjunction with the PanAmSat Financial Statements and Galaxy Financial Statements appearing elsewhere herein. The pro forma combined information does not purport to be indicative of the financial position or operating results which would have been achieved had the Reorganization been consummated as of January 1, 1996 and should not be construed as representative of future financial performance or operating results.

                               PANAMSAT      NEW PANAMSAT     PANAMSAT PRO
                            HISTORICAL DATA PRO FORMA DATA FORMA EQUIVALENT(1)
                            --------------- -------------- -------------------
Income (loss) per share
 from continuing
 operations:
  Year ended December 31,
   1996....................     $  .20          $  .30           $  .15
Net income (loss) per
 share:
  Year ended December 31,
   1996....................     $  .20          $  .30           $  .15
Book value per share:
  December 31, 1996........     $ 4.96          $18.25           $ 9.13
Cash dividends declared:
  Year ended December 31,
   1996....................     $  --           $  --            $  --

--------
(1) The PanAmSat Pro Forma Equivalent represents the pro forma income and book value per share multiplied by .50 (the conversion factor assuming PanAmSat stockholders receive one-half share of New PanAmSat Common Stock for each share of PanAmSat Common Stock) so that the PanAmSat Pro Forma Equivalent amounts represent the respective values of one share of PanAmSat Common Stock.

                                 RISK FACTORS

  This Proxy Statement/Prospectus contains certain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. The following factors, among others, could cause actual results to differ materially from those contained in such forward-looking statements. When used in this Proxy Statement/Prospectus, and in the documents incorporated by reference herein, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements. In addition, the following important factors should be considered by the holders of shares of PAS Common Stock in connection with any decision made with respect to the matters to be voted upon at the Special Meeting.

  Risk of Launch Failure. Satellites are subject to significant launch risks, including launch failure, destruction and damage, which prevent proper commercial operation and cause incorrect orbital placement. Since September 1991, approximately 12% of all commercial geosynchronous satellites have experienced a launch failure, failure to achieve geosynchronous orbit from transfer orbit or failure to operate upon reaching orbit. The launch failure rate varies by launch vehicle and manufacturer. Of the five satellite launches by PanAmSat since 1988 and the 17 satellite launches by Galaxy since 1983, PanAmSat has experienced one launch failure and Galaxy has experienced two launch failures: on December 1, 1994, PanAmSat's third satellite, the original PAS-3, was destroyed upon launch as a result of a malfunction of an Ariane IV launch vehicle; on August 22, 1992, Galaxy's original Galaxy I-R satellite was destroyed upon launch as a result of an Atlas launch vehicle malfunction; and Galaxy's Leasat 4, which was launched on August 27, 1985, never became operational due to the failure of its communications payload. Each of PAS-3, Galaxy I-R and Leasat 4 was insured in an amount sufficient to construct, launch and insure a replacement satellite, and each was subsequently replaced with a satellite that was successfully launched on January 12, 1996, February 19, 1994 and January 9, 1990, respectively. There can be no assurance that any future launches of satellites owned by PanAmSat, Galaxy or New PanAmSat will be successful. An unsuccessful launch of any of New PanAmSat's future satellites could have a material adverse effect on New PanAmSat.

  Certain launch vehicles scheduled to be used by PanAmSat and Galaxy have unproven track records and are susceptible to certain risks associated with new launch vehicles. For example, PanAmSat may launch PAS-7 on an Ariane IV or Ariane V rocket. On June 4, 1996, the maiden flight of the Ariane V launch vehicle ended in failure and there can be no assurance that future Ariane V launches will be reliable. Arianespace S.A. ("Arianespace") is going forward with the development of Ariane V, but the timing of the availability of the Ariane V launch vehicle for commercial launches is uncertain. In the event that the Ariane V program is delayed, PanAmSat has contractual rights that could be used to maintain the launch of PAS-7 substantially on schedule. PanAmSat expects to launch PAS-5 and PAS-8 on a Proton launch vehicle. On November 17, 1996, a Proton launch vehicle suffered a launch failure, the second such failure in 1996. Preliminary indications are that the failure may have been caused by the satellite and not the launcher, and as such PanAmSat does not believe that such failure will cause any delay to future PanAmSat launches or Proton launches. An investigation of the failure has commenced, but a final report has not been issued. Likewise, Galaxy plans to launch Galaxy X on a McDonnell Douglas Corporation ("MDC") Delta III rocket, which, like the Ariane V rocket, has never before been used to launch a satellite. On January 17, 1997, a Delta II launch vehicle (the previous generation of Delta launch vehicles) suffered a launch failure. An investigation into the failure has commenced, and pending the report of such investigation, MDC has given notice that there may be delays requiring an extension of the launch schedule. In addition, Galaxy XI will be the first commercial launch by Sea Launch Co., a newly-formed venture among Boeing Commercial Space Co. (United States), Kvaerner a.s. (Norway), RSC-Energia (Russia) and NPO-Yuzhnoye (Ukraine), which plans to launch satellites from a newly-developed, ocean-going platform. There can be no assurance that Galaxy's planned launch on the Delta III rocket or Galaxy's planned launch using the Sea Launch Co. platform will be successful.

  PanAmSat and Galaxy also are susceptible to certain risks associated with utilizing launch vehicles constructed by companies located in or launching from locations within Russia and other republics of the former Soviet Union. The launch vehicle to be used for Galaxy XI in connection with the Sea Launch Co. platform is a Ukrainian-built Zenit rocket. PanAmSat plans to launch PAS-5, PAS-8 and possibly future satellites utilizing a

Russian-built Proton rocket provided by Lockheed-Khrunichev-Energia International, Inc. (now known as International Launch Services) ("LKE"). A U.S.-constructed satellite that is to be launched outside of the United States requires an export license from the U.S. government. Additionally, launches by a Russian launch company, including those by LKE, are governed by a United States-Russia launch agreement, which contains certain restrictions as to the number and pricing of Russian launches. Either of these requirements could result in denial of permission, or unacceptable delay in granting permission, to launch a satellite in a republic of the former Soviet Union. In addition to the risk of not being able to obtain permits required to launch from former Soviet republics and using previously untested technology (such as the Sea Launch Co. launch platform), the evolving nature of the governmental, political, social and legal structures within Russia and the Ukraine create additional risks. Changes in policies of the Russian and Ukrainian governments or the political leadership of such governments may have a significant adverse impact on the political and economic environment in such countries. Because the governmental and legal systems in Russia and the Ukraine are evolving and untested, there is and will continue to be uncertainty concerning the value, transferability and enforceability of the contract rights which PanAmSat and Galaxy may acquire. Moreover, economic reforms could result in further political or social instability. Any political or social instability could affect the cost, timing and overall advisability of using a Russian-built Proton rocket, a Ukrainian-built Zenit rocket or a Russian launch provider. In the event that a launch scheduled with a Russian launch provider or Ukranian rocket becomes unavailable or impractical, PanAmSat and Galaxy believe that alternative launch arrangements would be available. There can be no assurance, however, that such alternative launch arrangements would not result in delay or additional expense to New PanAmSat.

  PanAmSat and Galaxy typically have insured satellite launches for an amount sufficient to construct, launch and insure a replacement satellite, and PanAmSat and Galaxy expect that New PanAmSat will continue to purchase such insurance for its future satellites. PanAmSat already has obtained insurance in an amount sufficient to cover the construction, launch and insurance costs for PAS-5, PAS-6, PAS-7 and PAS-8 and an additional satellite that would be used in case of loss of any of the foregoing satellites or to be launched as PAS-9 if none of the aforementioned satellites fail (hereafter "PAS-9/R"). Galaxy recently obtained insurance in an amount sufficient to cover the construction, launch and insurance costs for Galaxy VIII-i, but has not yet obtained launch insurance for any of its other future launches. Launch insurance typically does not cover lost operating revenues or customers, and, depending on individual customer contracts, the delay of service caused by a launch failure may result in the loss of customers that pre-booked transponder capacity. A launch failure, to the extent that insurance proceeds are inadequate to compensate for losses resulting therefrom, could have a material adverse effect on New PanAmSat and any such failure could significantly delay the ability of New PanAmSat to expand its satellite fleet.

  Risk of In-Orbit Failure. Satellites are also subject to risks after they have been properly deployed and are operational. Over the period from 1989 to 1996, the risk of an insured commercial satellite failing prematurely due to, among other things, mechanical failure, a collision with objects in space or an inability to maintain proper orbit was approximately 1.6%. More recently, in January 1997, AT&T Corp.'s Skynet Satellite Services lost its Telstar 401 satellite to an in-orbit failure. The likelihood of in-orbit failure may be heightened by PanAmSat's and Galaxy's use on certain of their satellites of new satellite technology, including PanAmSat's use of a new xenon ion propulsion system ("XIPS") on PAS-5, and Galaxy's use of XIPS on Galaxy VIII-i, Galaxy XI, Galaxy XIII-i and Galaxy XIV-i. In addition, Galaxy's planned deployment of new HS 702 model satellites may increase the risk of such failure. See "BUSINESS OF PANAMSAT--PanAmSat Satellites" and "BUSINESS OF GALAXY--Galaxy Satellites." Neither PanAmSat nor Galaxy has ever experienced an in-orbit failure of a satellite as a whole or any major nonredundant subsystem after it achieved full operational capability and prior to the end of its expected life, but both PanAmSat and Galaxy maintain in-orbit insurance in order to mitigate in-orbit risks. For each PanAmSat or Galaxy satellite, PanAmSat or Galaxy, as the case may be, purchases in-orbit insurance coverage calculated to avoid, at a minimum, a book loss in the event of a casualty. The amount of this coverage, however, is not sufficient to construct, launch and insure a replacement satellite. New PanAmSat's future practices with regard to the amount of in-orbit insurance coverage have not yet been determined, but New PanAmSat is likely to maintain at least enough insurance to protect against a book loss in the event of the in-orbit failure of one of its satellites. In-orbit satellite insurance purchased by PanAmSat, Galaxy or New PanAmSat will not compensate for business interruption and similar losses (including, among other things, loss of operating revenue and incidental and consequential damages) which might arise from the in-orbit failure of a satellite. In addition, PanAmSat's and Galaxy's in-orbit and launch insurance policies typically include customary commercial satellite insurance exclusions including, among other things, damage or loss caused by military actions or acts of war, anti-satellite devices, government action, frequency interference or nuclear reaction. Damage to or loss of a satellite that is excluded from coverage under New PanAmSat's insurance policies could have a material adverse effect on New PanAmSat. See "BUSINESS OF PANAMSAT-- Insurance" and "BUSINESS OF GALAXY--Insurance."

  Risk of Satellite Damage or Loss from Acts of War, Electrostatic Storm and Space Debris. The loss, damage or destruction of any of PanAmSat's, Galaxy's or New PanAmSat's satellites as a result of military actions or acts of war, anti-satellite devices, electrostatic storm or collision with space debris would have a material adverse effect on New PanAmSat. PanAmSat's and Galaxy's insurance policies include customary exclusions, including for (i) military or similar actions, (ii) laser, directed-energy or nuclear anti-satellite devices, (iii) insurrection and similar acts or governmental action to prevent such acts, (iv) governmental confiscation, (v) nuclear reaction or radiation contamination, (vi) willful or intentional acts of PanAmSat, Galaxy or their respective contractors, (vii) loss of market, loss of revenue, extra expenses, incidental and consequential damages, (viii) third-party claims against PanAmSat or Galaxy and (ix) electromagnetic or radio frequency interference, except for physical damage to a satellite directly resulting from such interference.

  Risk of Delays; Excess Weight. A significant delay in the delivery or launch of any of New PanAmSat's future satellites would adversely affect New PanAmSat's marketing plan for such satellite. Such a delay can result from the construction of satellites and launch vehicles, launch failures, the periodic unavailability of reliable launch opportunities and possible delays in obtaining regulatory approvals. If satellite construction schedules are not met, there can be no assurance that a launch opportunity will be available at the time a satellite is ready to be launched. The occurrence of a launch failure would result in a more significant delay in the deployment of a particular satellite because of the need both to construct a replacement satellite and obtain another launch opportunity. New PanAmSat also must obtain authorizations from the FCC to launch and operate satellites, and there can be no assurance that New PanAmSat will obtain such authorization in a timely manner. A significant delay in the launch of any of PanAmSat's or Galaxy's satellites could enable customers who have pre-purchased or agreed to lease capacity of such satellite to terminate their contracts. Such a delay also could adversely affect the ability of New PanAmSat to expand the existing PanAmSat and Galaxy satellite fleets as currently contemplated.

  Certain recent events have occurred that will cause PanAmSat's launch of PAS-5 and PAS-7 to be delayed, although PanAmSat does not believe that there is a substantial risk to its ability to launch its satellites within the time limits required by its existing customer contracts. The launch of PAS-5 has been rescheduled for July 1997 to allow time for Hughes Aircraft Company ("HAC"), which is building PAS-5, to secure certain satellite subcomponents, the production of which has been delayed. There can be no assurance that SS/Loral or HAC will be able to meet the applicable revised schedules. PanAmSat expects completion and delivery of PAS-7 in December 1997 followed by an anticipated launch in the first quarter of 1998. In addition to the revised delivery schedule, SS/Loral has informed PanAmSat that it expects that the satellite will exceed its contractual weight specifications. To ensure that the excess weight does not affect the satellite's intended operational lifetime of approximately 15 years, PanAmSat is exploring several options, including satellite modifications by SS/Loral or the use of an alternative Ariane IV launcher configuration to deploy the spacecraft. There can be no assurance that SS/Loral will be able to reduce the mass of the satellite from its current projections or that PanAmSat will be able to reach an agreement with Arianespace on the terms or timing of a more powerful launch than currently specified in PanAmSat's launch contract.

  The launch of PAS-6 has been rescheduled for May 1997 to allow time for Space Systems/Loral, Inc. ("SS/Loral"), which built PAS-6, to replace the power control units on the spacecraft. Construction of PAS-6 has been completed and it has been delivered to the launch site. Additionally, SS/Loral has recently informed

PanAmSat of circumstances that have developed which could affect the power system of PAS-6. The matter is under investigation and could result in a delay in the launch. This situation could result in a delay in the launch of PAS-6 and may require the return of the spacecraft to SS/Loral's facilities for further testing or other work. In the event the spacecraft is required to be returned to SS/Loral, rescheduling of the launch of PAS-6 with Arianespace will be required. There can be no assurance that SS/Loral will be able to resolve the matter within the time available to maintain the current launch schedule and, if it is unable to maintain the current schedule, there can be no assurance that a new launch opportunity for the satellite will be available from Arianespace in order to avoid additional delay. PanAmSat believes that there is sufficient time to resolve this matter within the time period required by its existing customer contracts.

  Competition and Market Demand. The telecommunications industry is highly competitive. PanAmSat and Galaxy face, and New PanAmSat will face, competition from other satellite companies and from other telecommunications companies which offer competing services using satellites or terrestrial facilities. Many of these existing and potential competitors have or could have equal or greater resources than PanAmSat, Galaxy and New PanAmSat and some of these competitors are government-sponsored. Increased competition may also result from: (i) a recent FCC decision that allows all U.S.-licensed satellite operators to provide service anywhere within their coverage areas, (ii) a pending proceeding in which the FCC has proposed to codify the terms under which foreign licensed satellite systems may serve the United States and (iii) a World Trade Organization agreement pursuant to which the United States has committed to further opening its telecommunications market, including its satellite services markets, with the exception of DTH and direct broadcast satellite services, to foreign-owned and foreign-licensed competitors from World Trade Organization countries.

  PanAmSat faces and New PanAmSat will face significant competition in the provision of international satellite services. Intelsat, an international consortium owned by 140 governments ("Intelsat"), provides satellite services around the world with a fleet of 24 satellites and is presently considering privatizing all or part of its operations. In February 1996, Comsat Corporation ("Comsat") and the Clinton Administration agreed to submit a proposal to Intelsat regarding a restructuring that would divide Intelsat into two separate entities through the creation of a new Intelsat affiliate company. Intelsat is also considering other proposals and is expected to take up the issue of restructuring at the 1997 meeting of its member governments. If the proposal or any other proposal on restructuring is approved and an affiliate company of Intelsat is established, this could result in increased competition to PanAmSat and New PanAmSat. In addition, PanAmSat faces an increasing number of competitors in each region where PanAmSat conducts its business, from foreign, domestic, national and regional systems. See "BUSINESS OF PANAMSAT--Competition." Galaxy faces and New PanAmSat will face significant competition in the provision of satellite services to the United States. GE American Communications, Inc., ("GE Americom"), Comsat and Loral SpaceCom Corporation ("Loral SpaceCom") are all competitors of Galaxy. Also, Loral SpaceCom recently acquired AT&T Corp.'s Skynet Satellite Services business, making Loral SpaceCom a more formidable direct competitor of New PanAmSat. In addition, subject to meeting certain financial requirements, Orion Network Systems, Inc. and Echostar Communications Corporation have been authorized by the FCC to construct, launch and operate satellites to serve the United States and may compete with New PanAmSat in the future. See "BUSINESS OF GALAXY-- Competition."

  The satellites of PanAmSat and Galaxy have been, and those of New PanAmSat will continue to be, designed to satisfy future demand for their services. As a result, it is likely that most of the future satellites of New PanAmSat, notwithstanding pre-launch marketing efforts, will have excess available capacity at the time of their launch. If the expanding supply of telecommunications services, including those of PanAmSat and Galaxy, exceeds the demand for such services, such overcapacity could have a negative impact on New PanAmSat's operating results. To the extent that New PanAmSat's competitors offer services that are more sophisticated, cost-effective, efficient or reliable than those now offered or to be offered by PanAmSat or Galaxy, such competing services also could have a material adverse effect on New PanAmSat's operations. Further, New PanAmSat's satellites may face increasing competition from other technologies, including fiber optic cable technology, which could reduce the demand for New PanAmSat's satellite services. See "BUSINESS OF PANAMSAT--Competition" and "BUSINESS OF GALAXY-- Competition."

  Regulatory Risks. The satellite industry is highly regulated both in the United States and internationally. New PanAmSat will be subject to the regulatory authority of the U.S. government (primarily the FCC) and the national communications authorities of the countries in which it operates. The business prospects of New PanAmSat could be adversely affected by the adoption of new laws, policies or regulations, or changes in the interpretation or application of existing laws, policies and regulations, that modify the present regulatory environment. While PanAmSat and Galaxy have generally been successful in obtaining necessary licenses, there can be no assurance that New PanAmSat will succeed in obtaining all requisite regulatory approvals for the construction, launch and operation of any of New PanAmSat's future satellites and for the orbital slots planned for these satellites or, if obtained, that such licenses will not impose operational restrictions on New PanAmSat. Nor can there be any assurance that New PanAmSat will succeed in coordinating any or all of its future satellites internationally.

  In furtherance of their business plans, each of Galaxy and PanAmSat currently has applications pending before the FCC for authorizations for new and replacement satellites at various orbital locations. As part of the regulatory process for orbital slot allocation, PanAmSat and Galaxy are required to engage in frequency coordination with other satellite operators. Although PanAmSat has been able to coordinate PAS-1, PAS-2 and PAS-3 and Galaxy has been able to coordinate its existing satellites, there can be no assurance that satisfactory coordination will be achieved for any of PanAmSat's, Galaxy's or New PanAmSat's future satellites. In addition, up to one half of the C-band transponders on PAS-4 overlap in frequency with a Russian satellite operating at 70(degrees) E.L. PanAmSat, under the auspices of the U.S. government, has attempted to coordinate PAS-4 and the Russian satellite with the Russian authorities. The Russian authorities, however, have refused to provide full technical information regarding the satellite and claim that PAS-4 interferes with the Russian satellite. The Russian authorities have filed a complaint with the International Telecommunications Union (the "ITU") and have requested that the U.S. authorities require PanAmSat to cease the alleged interference. The U.S. government has challenged the Russian authorities' claim of interference and has urged the Russian authorities to provide additional technical information regarding the satellite and to proceed with coordination. The ITU has declined to rule against PanAmSat and has referred the matter to the parties for further coordination efforts. PanAmSat believes that PAS-4 and the Russian satellite could be coordinated successfully with reduced adverse effects on PAS-4 capacity. However, until coordination is completed successfully, PanAmSat's ability to provide services in Russia or to Russian customers will be affected adversely, both technically and politically. It is PanAmSat's belief that the Russian authorities have taken the position that they will not license within Russia the use of the PanAmSat satellites. If PAS-7 is to be co-located with PAS-4, it is unlikely that PAS-7 will be permitted to operate its C-band transponders for commercial use until the above described coordination issues with Russia have been resolved successfully. Also, the governments of Tonga and Papua New Guinea have filed notices of intended use which conflict with the registrations for PAS-2, PAS-4 and PAS-8. PanAmSat believes that these notices are not likely to have any material impact on its ability to provide service on PAS-2, PAS-4 and PAS-8.

  Satellite companies, including Galaxy and PanAmSat, increasingly are attempting to expand the range of usable frequencies for satellite communications as the frequencies that traditionally have been used for fixed satellite services are becoming saturated at desirable orbital locations. Some of the new frequencies are subject to special coordination requirements, and there can be no assurance that Galaxy, PanAmSat or New PanAmSat will be able to satisfy these requirements without there being a material adverse effect on New PanAmSat's business. For example, the frequencies that are intended to be used to uplink to PAS-7 and PAS-6 include frequencies in the 13.75-14.0 GHz band, which constitute approximately 33% of the frequencies on PAS-6 and approximately 80% of the Ku-band frequencies on PAS-7. These frequencies must be coordinated with the U.S. government on an earth-station-by-earth-station basis to insure that harmful interference to primary government operations is minimized. PanAmSat presently is undertaking such coordination and believes that it will be able to coordinate successfully with federal government users. While PanAmSat believes that it will successfully coordinate with such earth stations or will institute operational solutions that will mitigate the problem, there can be no assurance that PanAmSat's efforts will be successful. See "BUSINESS OF PANAMSAT--Government Regulation--Authorizations to Construct, Launch and Operate Satellites." Similarly, certain of Galaxy's FCC applications request authority to make use of certain Broadcast Satellite Services ("BSS") frequencies at twelve orbital locations. Uses of the BSS frequency bands at particular orbital locations have been assigned to countries in accordance with the ITU's BSS band plan. Under the ITU's regulations, satellite operators also can make additional uses of BSS frequencies, provided that those uses do not interfere with the uses set forth in the ITU BSS band plan. In light of the fact that use of the BSS frequencies in accordance with Galaxy's FCC applications is such an additional use, Galaxy's use of the BSS frequencies must not unacceptably interfere with the planned and existing BSS systems by any more than the degree permitted under the ITU's regulations. While Galaxy believes that its use of such frequencies can be conducted on an acceptable interference basis consistent with the ITU's regulations, there can be no assurance that the ITU will modify the BSS band plan to accommodate such use or that the FCC will authorize Galaxy to use the BSS frequencies at all or any of the requested locations. See "BUSINESS OF GALAXY-- Government Regulation-- International Telecommunications Union Coordination."

  Regulatory schemes in countries in which PanAmSat operates, or New PanAmSat may seek to operate, may impose impediments on PanAmSat's or New PanAmSat's operations. PanAmSat, its customers or companies with which PanAmSat does business must have authority from each country in which PanAmSat provides services. Although PanAmSat believes that it, its customers and/or companies with which it does business presently hold the requisite licenses and approvals for the countries in which PanAmSat currently provides services, the regulatory schemes in each country are different and thus there may be instances of noncompliance of which PanAmSat is not aware. In addition, portions of PanAmSat's future satellites are being designed to provide service to countries in which regulatory impediments continue to exist. Although PanAmSat believes these regulatory schemes will not prevent New PanAmSat from pursuing its business plan, there can be no assurance that any current regulatory approvals held by PanAmSat are, or will remain, sufficient in the view of foreign regulatory authorities, or that any additional necessary approvals will be granted on a timely basis, or at all, in all jurisdictions in which PanAmSat or New PanAmSat wishes to operate its new satellites or that restrictions applicable thereto will not be unduly burdensome.

  Risks from International Operations. PanAmSat derives and New PanAmSat will derive substantial revenues by providing international telecommunication services. Such operations are subject to certain risks such as changes in domestic and foreign government regulations and telecommunications standards, licensing requirements, tariffs, taxes and other trade barriers, exchange controls and political and economic instability, including fluctuations in the value of foreign currencies which may make payment in U.S. dollars more expensive for foreign customers.

  Substantial Leverage and Additional Capital Requirements. At December 31, 1996, PanAmSat had outstanding long-term indebtedness of approximately $626.0 million (excluding vendor financing that PanAmSat intends to incur if permitted by the terms of its outstanding indebtedness and preferred stock as satellites are launched or become operational) and the 12 3/4% Mandatorily Exchangeable Senior Redeemable Preferred Stock of PanAmSat (the "PAS Preferred Stock") with an aggregate liquidation preference of approximately $329 million, which PAS Preferred Stock PanAmSat currently expects will be exchanged for debt securities in the third quarter of 1997. The indentures governing PanAmSat's outstanding debt and the certificate of designation for outstanding PAS Preferred Stock contain, and the indenture that will be entered into in connection with the issuance of the debt securities to be issued in exchange for the PAS Preferred Stock will contain, various financial and operating covenants that, among other things, restrict PanAmSat's ability to borrow funds or guarantee borrowings of New PanAmSat, restrict the payment of dividends, other distributions or the redemption of capital stock and other restricted payments to its stockholders, including New PanAmSat, restrict transactions with affiliates, restrict the use of proceeds from the sale of assets, restrict the merger, consolidation or sale of PanAmSat or the sale of substantially all of the assets of PanAmSat and restrict the ability of New PanAmSat to use the assets of PanAmSat as collateral for any new borrowing. PanAmSat presently anticipates that its indebtedness and the PAS Preferred Stock will remain outstanding following the consummation of the transactions contemplated by the Reorganization Agreement and the Univisa Contribution Agreement.

  At the Effective Time, New PanAmSat will be obligated to pay up to approximately $1.5 billion to holders of PAS Ordinary Common Stock and PAS Class A Common Stock, holders of options to acquire PAS Ordinary

Common Stock and S Company as the cash portion of the consideration payable in connection with the Merger and the Univisa Contribution, and pay an additional $225 million in the Share Repurchase. Pursuant to the Assurance Agreement, HE has agreed to loan up to $1.725 billion to New PanAmSat (the "New Financing"). The terms of the New Financing will be comparable to the terms that New PanAmSat would obtain from a third-party commercial lender. Although the precise terms have not been finalized, the New Financing is expected to be in the form of a three year term loan that will be fully negotiated prior to the Closing Date. The New Financing will include covenants that prohibit or limit, among other things, transactions with affiliates and pledges of New PanAmSat's assets and will require that New PanAmSat and its subsidiaries maintain a certain minimum consolidated net worth. Because the indentures governing PanAmSat's existing debt and the certificate of designation for the PAS Preferred Stock restrict the ability of PanAmSat to pay dividends to New PanAmSat, prohibit the use of PanAmSat's assets as collateral for any new borrowing and restrict PanAmSat's ability to guarantee indebtedness of others, the terms of the New Financing are less favorable to New PanAmSat than if New PanAmSat were able to borrow against the consolidated credit of PanAmSat and Galaxy. As a result of the New Financing, the existing PanAmSat indebtedness and the PAS Preferred Stock, New PanAmSat will be highly leveraged. The restrictions contained in the loan documents for the indebtedness of New PanAmSat (including the indebtedness of its subsidiaries), in combination with the leveraged nature of New PanAmSat, could limit the ability of New PanAmSat to respond to market conditions or to engage in certain business activities.

  PanAmSat and Galaxy currently have substantial capital programs in place for constructing, launching and insuring future satellites. On the Closing Date, assuming PAS-6 is successfully launched as scheduled, PanAmSat and Galaxy together will have nine satellites under various stages of development for which PanAmSat and Galaxy have budgeted capital expenditures. PanAmSat will require approximately $330 million following the Closing Date for the construction, insurance and launch of PAS-5, PAS-6, PAS-7 and PAS-8. Similarly, Galaxy will require approximately $743 million following the Closing Date to complete construction, insurance and launch of Galaxy VIII-i, Galaxy X, Galaxy XI, Galaxy XII, Galaxy XIII-i and Galaxy XIV. Galaxy and PanAmSat currently are discussing whether certain changes should be made to the technical specifications and locations of certain of their satellites under development in order to better serve the business objectives of New PanAmSat, which changes may impact the amount and timing of future capital expenditures made by New PanAmSat and PanAmSat. The aggregate amount of cash needed to fund development of all of PanAmSat's and Galaxy's satellites is expected to be funded from cash on hand and cash flow of the consolidated operations of New PanAmSat and PanAmSat. In addition to funding new satellites, New PanAmSat also expects to exercise options under Galaxy's sale-leaseback arrangements to purchase all of the transponders subject to such leases at a purchase price equal to the fair market value of such transponders at such time before the end of the initial term of such lease at a specified purchase price (the "Early Buy Out Option"), which exercise will require New PanAmSat to fund additional outlays of approximately $152 million in 1998 and approximately $366 million in 1998. See "BUSINESS OF GALAXY--Sale-Leaseback Arrangements." The ability of New PanAmSat to exercise such options and fund its other capital programs and meet its debt obligations depends on the success of New PanAmSat's business strategy, which is subject to uncertainties and contingencies that will be beyond New PanAmSat's control.

  Litigation. On or about March 11, 1996, an action was commenced by Comsat against PanAmSat, The News Corporation Limited ("News Corp.") and Televisa in the United States District Court for the District of Maryland (the "Comsat Litigation"). The complaint alleged that News Corp. wrongfully terminated an agreement with Comsat for the use of transponders on an Intelsat satellite in the amount of $261,240,000 over the term of a five-year agreement and breached its alleged obligations under a tariff filed by Comsat with the FCC. As to PanAmSat, the complaint alleged that PanAmSat, alone and in conspiracy with others, interfered in a manner which would subject PanAmSat to liability with the alleged contract and News Corp.'s alleged obligations under the tariff. The complaint sought compensatory damages of $250 million and unspecified punitive damages. On April 30, 1996, PanAmSat and the other defendants filed motions to dismiss the complaint on numerous grounds, including lack of personal jurisdiction. By order dated October 10, 1996, the District Court dismissed the complaint without prejudice on the ground that the Court lacked personal jurisdiction over all of the defendants. On or about October 25, 1996, Comsat commenced a similar action against PanAmSat, News Corp. and Televisa in the United States District Court for the Central District of California. The complaint alleges that News Corp. wrongfully terminated an agreement with Comsat for the lease of transponders on an Intelsat satellite over the term of a five-year lease, breached certain alleged promises related to such agreement and breached its alleged obligations under a tariff filed by Comsat with the FCC. As to PanAmSat, the complaint alleges that PanAmSat, alone and in conspiracy with Televisa, intentionally interfered with the alleged agreement and with Comsat's economic relationship with News Corp. The complaint in the present action seeks actual and consequential damages, and punitive or exemplary damages, in an amount to be determined at trial but which Comsat alleges exceeds $50,000. On December 11, 1996, PanAmSat, News Corp. and Televisa filed motions to dismiss the action on various grounds, including that the FCC has primary jurisdiction over the dispute, that federal law preempts the claims asserted against PanAmSat and Televisa, that the claims asserted against Televisa and PanAmSat are not recognized by federal law, that such claims fail to state a cause of action and that because such claims depend upon the existence of enforceable rights under the tariff Comsat filed with the FCC, the claims fail if the FCC determines that Comsat has no such rights. In this regard, in April 1996, News Corp. filed a complaint with the FCC challenging Comsat's tariff. Thereafter Comsat filed a motion with the FCC to hold that proceeding in abeyance pending resolution of Comsat's civil suit. By letter ruling dated December 6, 1996, the FCC denied Comsat's motion and established a schedule to resolve the issues raised by News Corp.'s complaint. On January 27, 1997, the parties appeared before Judge Wardlaw for a hearing on the motion to dismiss. From the bench, the Judge denied the motions to dismiss and the parties have proceeded to discovery. PanAmSat believes the claims against it are without merit and intends to vigorously contest any further prosecution of these claims, although there can be no assurance that PanAmSat will prevail.

  Uncertainties of Post-Merger Operations. The success of the Reorganization and the related transactions will depend in part on the ability of New PanAmSat to effectively integrate the businesses of PanAmSat and Galaxy. PanAmSat's operations are primarily focused on international markets and Galaxy's operations are primarily focused on North America. Although the management of both companies believe that the operations of PanAmSat and Galaxy will be complementary, there can be no assurance that the parties will not encounter difficulties in merging the operations of PanAmSat with those of Galaxy or that the benefits expected from the Reorganization will be realized. The process of integrating the businesses of PanAmSat and Galaxy may also require a disproportionate amount of time and attention of New PanAmSat's management and financial and other resources of New PanAmSat. In addition, integrating the two companies may be made more difficult initially by the necessity of coordinating geographically separated organizations and integrating personnel with disparate business backgrounds and corporate cultures. As is typical in many business combinations, if PanAmSat and Galaxy are not successful in integrating their corporate strategies and operations or if their integrated operations fail to achieve market acceptance, their combined business could be adversely affected.

  Effect of Loss of Key Personnel. The success of New PanAmSat's business will depend in part upon the performance of Frederick A. Landman, President and Chief Executive Officer, Carl A. Brown, Executive Vice President, and Lourdes Saralegui, Executive Vice President, of New PanAmSat. The loss of such executives could have an adverse effect on New PanAmSat's business. New PanAmSat is not the beneficiary of any keyman life insurance policies for any of Mr. Landman, Mr. Brown or Ms. Saralegui. See "THE REORGANIZATION-- Management and Operations of New PanAmSat and PanAmSat After the Merger."

  Control by the Principal Stockholder of New PanAmSat. Upon consummation of the Reorganization, HCI will own at least a majority of the outstanding shares of New PAS Common Stock. HCI will generally be able to control the vote on all matters submitted to a vote of the holders of shares of outstanding New PAS Common Stock, including election of New PanAmSat's directors, amendments to New PanAmSat's Certificate of Incorporation and Bylaws and approval of significant corporate transactions and other actions pertaining to New PanAmSat which require approval of New PanAmSat's stockholders. Additionally, HCI will be in a position to prevent a takeover of New PanAmSat by one or more third parties, which could deprive New PanAmSat's minority stockholders of a control premium that might otherwise be realized by them in connection with an acquisition of New PanAmSat. See "OTHER AGREEMENTS--Stockholder Agreement."

  Potential Conflicts of Interest. After the Reorganization is consummated, HCI may have significant on-going conflicts of interest between its ownership of up to approximately 71.5% of New PAS Common Stock, its interests in contracts to which its affiliates and New PanAmSat are parties and HCI's and its affiliates' other interests in the communications industry. PanAmSat and Galaxy have entered into material contracts and transactions with certain affiliates of HCI, including satellite construction contracts and an agreement for New PanAmSat to use three launch service opportunities. See "BUSINESS OF PANAMSAT--Launch Arrangements," "BUSINESS OF GALAXY--Satellite Development and Construction" and "--Launch Arrangements." New PanAmSat may enter into similar contracts in the future. The Stockholder Agreement, however, provides that agreements entered into between New PanAmSat and HCI or its affiliates must be on terms no less favorable to New PanAmSat than those agreements ordinarily entered into in comparable transactions by HCI or its relevant affiliate on an arm's length basis with an unrelated party. In addition, a committee of the New PanAmSat Board that is composed entirely of directors who are not current or former employees of New PanAmSat or any of its affiliates must approve all such agreements. With certain exceptions, pursuant to the Stockholder Agreement, HCI and its affiliates may not compete with New PanAmSat in the business presently conducted by Galaxy from the Closing Date until five years after Closing. Nonetheless, HCI and certain of its affiliates have other interests in the communications industry which may not coincide with New PanAmSat's interests. For example, Hughes Network Systems sells satellite-based business communications services on very small aperture terminals, DIRECTV, Inc. ("DIRECTV") and DIRECTV International, Inc. ("DTVI") provide DTH services and Hughes Satellite and Communications constructs satellites for companies, which, in some cases, will compete directly with New PanAmSat. In addition, HCI is developing a satellite business known as "SPACEWAY" for high speed point-to-point transmission of voice, video, audio and data using Ka-band frequencies ("SPACEWAY").

  Shares Eligible for Future Sale. Upon completion of the Reorganization, New PanAmSat is expected to have an aggregate of 149,122,807 shares of New PAS Common Stock outstanding, assuming that New PanAmSat does not issue more stock than cash as consideration in the Merger and the Univisa Contribution. In addition, up to 50,000,000 additional shares of New PAS Common Stock could be issued in connection with the Merger and the Univisa Contribution if New PanAmSat chooses, at its option, to issue additional shares of New PAS Common Stock as consideration in the Univisa Contribution and the Merger to satisfy elections by holders of PAS Class A Common Stock and PAS Ordinary Common Stock and S Company to receive additional shares of such stock in lieu of cash consideration. See "THE REORGANIZATION AGREEMENT--Elections by Holders of PAS Common Stock; Exchange of Certificates in the Merger." The shares of New PAS Common Stock that are paid as consideration in the Merger will be freely tradable on the public market without restriction or further registration under the Securities Act, except to the extent that such shares are held by a person deemed to be an "affiliate" (as defined in the Securities Act) of New PanAmSat or a person that would be deemed to have been an "affiliate" of PanAmSat prior to the Merger, in which case such shares may be resold only in transactions permitted by the resale provisions of Rule 145 under the Securities Act or as otherwise permitted under the Securities Act. See "THE REORGANIZATION--Federal Securities Laws Consequences." All of the other shares of New PAS Common Stock issued in connection with the Merger, the Univisa Contribution and the Asset Contribution will be "restricted securities" within the meaning of Rule 144 promulgated under the Securities Act, but will be eligible for public sale pursuant to Rule 144. New PanAmSat also may decide to issue additional shares of New PAS Common Stock in the future. No predictions can be made as to the effect, if any, that market sales of shares of New PAS Common Stock, or the availability of shares for future sales, will have on the market price of shares of New PAS Common Stock prevailing from time to time. Sales of substantial amounts of New PAS Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for New PAS Common Stock and could impair New PanAmSat's future ability to raise capital through an offering of its equity securities. Neither PanAmSat nor Galaxy currently anticipates that New PanAmSat will issue any shares of preferred stock.

  Pursuant to the Stockholder Agreement, New PanAmSat, HCI, the Class A Holders and S Company will be subject to certain restrictions on the sale of their shares of New PAS Common Stock after the Closing Date. The parties to the Stockholder Agreement are considering modifying the sale restrictions so that the Class A Holders and S Company would be permitted to sell a substantial portion of their shares of New PanAmSat Common Stock during the first year after the Closing. See "OTHER AGREEMENTS--Stockholder Agreement." In addition, concurrently with the consummation of the Merger and the Univisa Contribution, HCI, S Company and the Class A Holders will become parties to a Registration Rights Agreement with New PanAmSat pursuant to which such parties will have the right, under specific circumstances, to cause New PanAmSat to register their shares of New PAS Common Stock under the Securities Act at the expense of New PanAmSat. See "OTHER AGREEMENTS--Registration Rights Agreement."

  No Prior Public Market; Potential Volatility of Stock Price. Prior to the Reorganization, there has been no public market for New PAS Common Stock. It is anticipated that the New PAS Common Stock will be listed on the Nasdaq under the symbol "SPOT" subject to official notice of issuance. However, there can be no assurance that an active public market will develop or be sustained after the Reorganization or that the price at which New PAS Common Stock will trade in the public market subsequent to the Reorganization will correspond with expectations. Further, the stock market may experience volatility that affects the market prices of companies in ways unrelated to the operating performance of such companies. These market fluctuations may adversely affect the market price of New PAS Common Stock.

  No Dividends. PanAmSat and Galaxy anticipate that New PanAmSat will retain future earnings for use in its business and does not anticipate paying any dividends on New PAS Common Stock in the near future.

                              THE SPECIAL MEETING

SPECIAL MEETING

  This Proxy Statement/Prospectus is being furnished to PanAmSat stockholders in connection with the solicitation by the PanAmSat Board of proxies for use at the Special Meeting to be held on Thursday, May 8, 1997 at 11:00 a.m. local time at the Equinox Hotel, Historic Route 7A, Manchester Village, Vermont.

  At the Special Meeting, PanAmSat stockholders will consider and vote upon the following proposals: (a) the approval and adoption of the Reorganization Agreement and the Merger Agreement and (b) the approval and adoption of the Charter Amendment. See "PROPOSAL TO APPROVE AND ADOPT THE CHARTER AMENDMENT."

  THE PANAMSAT BOARD HAS APPROVED THE REORGANIZATION AGREEMENT AND THE MERGER AGREEMENT AND HAS DEEMED ADVISABLE AND APPROVED THE CHARTER AMENDMENT AND RECOMMENDS THAT PANAMSAT STOCKHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE REORGANIZATION AGREEMENT AND THE MERGER AGREEMENT AND "FOR" APPROVAL AND ADOPTION OF THE CHARTER AMENDMENT. See "THE REORGANIZATION--Recommendation of the PanAmSat Board and Reasons for the Merger." The Reorganization Agreement has been approved by all of the required Hughes Parties.

  This Proxy Statement/Prospectus also contains certain information concerning the sale by PanAmSat of the DTH Options. The PanAmSat Board has determined that the sale of the DTH Options is fair to and in the best interests of PanAmSat and its stockholders and has approved such sale. No stockholder approval is required or sought in connection with such sale. See "THE REORGANIZATION--Background of the Reorganization," "THE REORGANIZATION AGREEMENT--Conditions to the Reorganization" and "THE DTH SALE."

RECORD DATE; SHARES ENTITLED TO VOTE; VOTE REQUIRED

  The close of business on April 8, 1997 has been fixed as the Record Date for determining the holders of PAS Common Stock who are entitled to notice of and to vote at the Special Meeting. As of the Record Date, there were 100,011,620 shares of PAS Common Stock outstanding of which 21,231,415 shares consisted of PAS Class A Common Stock, 40,459,431 shares consisted of PAS Class B Common Stock and 38,320,774 shares consisted of PAS Ordinary Common Stock outstanding and entitled to vote. The holders of record on the Record Date of shares of PAS Class A Common Stock and PAS Class B Common Stock are entitled to 15 votes per share of PAS Class A Common Stock and PAS Class B Common Stock, as the case may be, on each matter submitted to a vote at the Special Meeting. As of the Record Date, the directors, executive officers and affiliates of PanAmSat owned approximately 81% of the outstanding shares of PAS Common Stock. The holders of record of shares of PAS Ordinary Common Stock are entitled to one vote per share of PAS Ordinary Common Stock on each matter submitted to a vote at the Special Meeting. The presence in person or by proxy of the holders of record of a majority of the votes of the outstanding shares entitled to vote is necessary to constitute a quorum for the transaction of business at the Special Meeting. The affirmative vote of (i) the holders of a majority of the votes of the outstanding shares of PAS Class A Common Stock and PAS Ordinary Common Stock, voting together as a single class, and the holders of a majority of the outstanding shares of PAS Class B Common Stock and PAS Ordinary Common Stock, voting together as a single class, as well as (ii) the holders of a majority of the votes of the outstanding shares of PAS Class A Common Stock (as long as the outstanding shares of PAS Class A Common Stock represent at least 5% of the total outstanding shares of PAS Common Stock) and a majority of the votes of the outstanding shares of PAS Class B Common Stock (as long as the outstanding shares of PAS Class B Common Stock represent at least 5% of the total outstanding shares of PAS Common Stock), is necessary to approve the Reorganization Agreement, the Merger Agreement and the Charter Amendment. In addition, the affirmative vote of the holders of the majority of votes of the outstanding shares of PAS Class A Common Stock, PAS Class B Common Stock and PAS Ordinary Common Stock, each voting as a separate class, is necessary to approve the Charter Amendment.

  Pursuant to the Principal Stockholders Agreement, the Class A Holders and Class B Holder have agreed to vote all of their shares of PAS Common Stock in favor of the Reorganization Agreement and the Merger Agreement and to take any actions required in furtherance thereof. In connection therewith, immediately before the Record Date, the Class A Holders voluntarily converted the number of shares of PAS Class A Common Stock necessary to constitute a majority of the outstanding PAS Ordinary Common Stock from PAS Class A Common Stock into PAS Ordinary Common Stock. On the Record Date, the beneficial owners of all of the outstanding shares of PAS Class A Common Stock, PAS Class B Common Stock and the Converted Shares held the voting power required to approve the Reorganization Agreement, the Merger Agreement and the Charter Amendment. Accordingly, approval thereof by the PanAmSat stockholders is assured.

PROXIES; PROXY SOLICITATION

  Shares of PAS Common Stock represented by properly executed proxies at or prior to the Special Meeting which have not been revoked will be voted at the Special Meeting in accordance with the instructions contained therein. Shares of PAS Common Stock represented by properly executed proxies for which no instruction is given will be voted "FOR" approval and adoption of the Reorganization Agreement and the Merger Agreement and "FOR" approval and adoption of the Charter Amendment. PanAmSat stockholders are requested to complete, sign, date and return promptly the enclosed proxy card in the postage prepaid envelope provided for this purpose to ensure that their shares are voted. A stockholder may revoke a proxy by submitting, at any time prior to the vote on the Reorganization Agreement, the Merger Agreement and the Charter Amendment, a later-dated proxy with respect to the same shares, by delivering written notice of revocation to the Secretary of PanAmSat at any time prior to such vote or by attending the Special Meeting and voting in person. Mere attendance at the Special Meeting will not in and of itself revoke a proxy.

  If the Special Meeting is postponed or adjourned for any reason, at any subsequent reconvening of the Special Meeting all proxies will be voted in the same manner as such proxies would have been voted at the original convening of the meeting (except for any proxies which have theretofore effectively been revoked or withdrawn), notwithstanding that they may have been effectively voted on the same or any other matter at a previous meeting. Abstentions and broker non-votes will have the effect of a vote against the approval of the Reorganization Agreement, the Merger Agreement and the Charter Amendment. PanAmSat's Board knows of no other matter that will be presented for action at the PanAmSat Special Meeting. If, however, any other matter properly comes before the PanAmSat Special Meeting, the persons named in the proxy or their substitutes will vote thereon in accordance with their best judgment.

  PanAmSat will bear the cost of soliciting proxies from its stockholders. In addition to solicitation by mail, directors, officers and employees of PanAmSat may solicit proxies by telephone, telegram or otherwise. Such directors, officers and employees of PanAmSat will not be additionally compensated for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Brokerage firms, fiduciaries and other custodians who forward soliciting material to the beneficial owners of shares of PAS Common Stock held of record by them will be reimbursed for their reasonable expenses incurred in forwarding such material.

                                 THE COMPANIES

PANAMSAT

  PanAmSat operates the world's first privately owned global (excluding domestic U.S.) satellite communications system and currently owns and operates four satellites serving Latin America, the Caribbean, Europe, Asia, the Middle East and Africa. PanAmSat currently provides satellite services primarily to the broadcasting and business communications markets and also provides services to the long-distance telephony market. In connection with its current services, PanAmSat is pursuing international opportunities in the satellite DTH television market. PanAmSat plans to launch additional satellites in the future to meet anticipated increases in customer demand and currently has four satellites under construction.

  PanAmSat's first satellite, PAS-1, was launched in 1988 for service over the Atlantic Ocean Region and is a leading satellite for television and cable programming distribution in Latin America. PanAmSat's second satellite, PAS-2, was launched in July 1994 for service over the Pacific Ocean Region and is a leading satellite for programming distribution in the Asia-Pacific region. PanAmSat's PAS-4 satellite was launched in August 1995 for service over the Indian Ocean Region and is a leading satellite for programming distribution in south Asia and Africa. PanAmSat's PAS-3 satellite was launched on January 12, 1996 for service over the Atlantic Ocean Region. PAS-3 and PAS-1 are the leading satellites for television and cable programming distribution in Latin America. PanAmSat expects to launch two additional satellites to serve the Atlantic Ocean Region: PAS-6 in May 1997; and PAS-5 in July 1997. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." PanAmSat intends to launch PAS-7 and PAS-8 in early 1998, which are expected to serve the Indian Ocean Region and the Pacific Ocean Region, respectively. PanAmSat expects that in the future it will launch additional satellites to meet then-anticipated customer demand. There can be no assurance, however, that the schedule for PanAmSat's future satellite launches will be met.

GALAXY

  Galaxy is a leading provider of commercial satellite services in the United States. Galaxy offers satellite transponder capacity to cable television programmers, broadcast television programmers, business communications customers and DTH service providers for video, audio and data communications applications. Galaxy operates a fleet of ten commercial geostationary fixed service satellites, nine of which primarily serve the United States and one of which serves both the United States and Latin America. Galaxy also provides satellite TT&C services for its own satellite fleet as well as for other satellites owned by DIRECTV, PanAmSat and American Mobile Satellite Corporation.

  Galaxy was established by HE in 1979 and launched its first satellite in 1983. Galaxy's expansion of service to customers in the United States was accelerated by the acquisitions of the three-satellite Westar C-band system in 1989 and the three-satellite SBS Ku-band system in 1990. Today, in addition to Galaxy's fleet of ten commercial satellites, Galaxy has two satellites under construction (Galaxy VIII-i and Galaxy X) and three additional satellites in various stages of development (Galaxy XI, Galaxy XIII-i and Galaxy XIV-i) which are expected to provide new and replacement transponder capacity for satellite customers. Subject to regulatory approvals, Galaxy expects to launch these five satellites by 2000. There can be no assurance, however, that regulatory approvals will be obtained or that the schedule for Galaxy's future satellite launches will be met.

NEW PANAMSAT

  New PanAmSat, a wholly owned subsidiary of HCI, has not conducted any substantial business activities to date, other than those incident to its formation, its execution of the Reorganization Agreement and related agreements and its participation in the preparation of this Proxy Statement/Prospectus. Immediately following the consummation of the Merger, New PanAmSat will own and operate Galaxy and become a holding company for PanAmSat and its subsidiaries. Accordingly, the business of New PanAmSat, operated directly and through its wholly owned subsidiary, will be the businesses currently conducted by PanAmSat and Galaxy. See "BUSINESS OF NEW PANAMSAT," "BUSINESS OF PANAMSAT" and "BUSINESS OF GALAXY."

PAS MERGER CORP.

  PAS Merger Corp., a Delaware corporation and wholly owned subsidiary of New PanAmSat, was formed by New PanAmSat solely for the purpose of effecting the Merger.

                              THE REORGANIZATION

BACKGROUND OF THE REORGANIZATION

  In late January 1996, Mrs. Mary Anselmo, the majority beneficial owner of the PAS Class A Common Stock, and Mr. Emilio Azcarraga, the Chairman of Televisa, the beneficial owner of all of the PAS Class B Common Stock, agreed to explore options for achieving liquidity with respect to their respective stock positions in PanAmSat.

  The two stockholders accordingly instructed management of PanAmSat to explore options that would allow the stockholders to achieve their strategic objectives, and management conducted discussions with PanAmSat's financial advisor, Morgan Stanley, and PanAmSat's lawyers, Chadbourne & Parke LLP, in order to determine how the respective goals of the holders of the PAS Class A Common Stock and the holder of the PAS Class B Common Stock could be achieved in a manner that would ensure equal treatment for all holders of PAS Common Stock. Televisa's representatives stated that a condition to any transaction would be that the transaction be structured in a tax efficient manner from Televisa's perspective.

  On February 15, 1996, the PanAmSat Board met to discuss the options available to PanAmSat, including the possibility of conducting an auction for the sale of PanAmSat, a search for a strategic buyer or buyers, a secondary sale of stock to the public or some combination of the foregoing. The PanAmSat Board also authorized management to design and implement retention arrangements for the officers and employees of PanAmSat.

  On March 21, 1996 the PanAmSat Board held a special meeting at which it formally agreed to engage Morgan Stanley to act as financial advisor to PanAmSat to explore strategic alternatives, including joint ventures, alliances, mergers or the sale of PanAmSat. Over the next few weeks management worked with Morgan Stanley to refine the methodology for a corporate transaction and with Chadbourne & Parke LLP to evaluate certain employee and officer retention issues. The PanAmSat Board discussed with its legal and financial advisors the desirability of proceeding both with a secondary offering for the sale of shares of PAS Class A Common Stock and PAS Class B Common Stock and an exploration of strategic alternatives. In connection with the former, the PanAmSat Board authorized the filing of a secondary offering with the Commission at or before the time that PanAmSat announced its intention to seek a business combination or sale of its stock in order to permit PanAmSat to proceed quickly with an offering and provide liquidity to the holders of the PAS Class A Common Stock and the PAS Class B Common Stock if a business combination or strategic alliance did not materialize. The PanAmSat Board also authorized Morgan Stanley to approach a select group of companies to gauge their level of interest in a transaction involving PanAmSat. At the March 21, 1996 meeting, the PanAmSat Board also authorized the engagement of William M. Mercer, Incorporated ("Mercer") to advise PanAmSat with respect to employee retention arrangements that would be comparable to those at similar companies.

  On April 2, 1996, PanAmSat publicly announced that it was exploring alternatives to enable its stockholders to meet their financial objectives and in connection therewith filed a registration statement with the Commission for an underwritten secondary offering of PAS Common Stock anticipated to be in the amount of approximately $350 million.

  On the day of the public announcement, pursuant to PanAmSat's instructions, Morgan Stanley called a number of potentially interested parties, including HE, to solicit interest in a transaction involving PanAmSat. Over the course of the following weeks, confidentiality agreements with various interested parties were executed and information requests were made of and responded to by PanAmSat. HE signed its confidentiality agreement on April 10, 1996 and commenced its information requests the next day, which requests were responded to by PanAmSat on April 13, 16, 19 and 22.

  On April 18, 1996, Morgan Stanley forwarded to the various interested parties a letter outlining the procedures for written preliminary indications of interest and a copy of the draft merger agreement proposed by PanAmSat. Over the next two to three weeks, the interested parties responded with preliminary indications of interest to Morgan Stanley, and on May 3, 1996, HE submitted its preliminary indication of interest to Morgan Stanley.

  Pursuant to PanAmSat's instructions, Morgan Stanley notified certain of the interested parties of their selection to proceed to the due diligence phase of the process in the following week and a number of the interested parties and their representatives, including HE and its representatives, met at the offices of Chadbourne & Parke LLP in New York City over the following month to attend management presentations, if requested, to review certain documents of PanAmSat made available in a due diligence room and to discuss with PanAmSat and its representatives follow-up questions with respect to the management presentations and the due diligence materials.

  During the week beginning June 7, 1996, Morgan Stanley met with various interested parties to discuss the preliminary indications of interest, the sale process and the related timetable, and on June 13, 1996, Morgan Stanley sent out a letter to interested parties, including HE, outlining the procedures for a firm written offer for PanAmSat.

  On June 25, 1996, HE submitted to Morgan Stanley a proposal to combine Galaxy with PanAmSat in a 100% stock transaction. Morgan Stanley also received bids from other interested parties that were not all stock bids. Since PanAmSat and the holders of the PAS Class A Common Stock and PAS Class B Common Stock deemed an all stock bid unsatisfactory, representatives of PanAmSat and its management commenced discussions with other of the interested parties and indicated to HE that an all stock bid was not satisfactory.

  On July 19, 1996, HE submitted a revised proposal to Morgan Stanley wherein HE proposed to combine Galaxy with PanAmSat in a half cash, half stock transaction. The HE proposal involved stock in a new venture that would include Galaxy and contained as a condition to the transaction that PanAmSat divest the DTH Options. PanAmSat's representatives and advisors met with HE's representatives and advisors at HCI's offices in Long Beach, California to conduct preliminary due diligence on Galaxy intermittently during the period of July 20, 1996 to August 1, 1996. As PanAmSat was not satisfied with the proposed structure, which involved leaving PanAmSat as a public holding company with an interest in a new joint venture company into which both parties would place their geostationary satellite businesses, a meeting was held in Darien, Connecticut on July 26, 1996, among C. Michael Armstrong, Chairman and Chief Executive Officer of HE, Charles H. Noski, Senior Vice President and Chief Financial Officer of HE, Kenneth N. Heintz, Vice President Corporate Development of HE, Carl A. Brown, Senior Vice President, Galaxy Satellite Services of HCI, Frederick A. Landman, Patrick J. Costello and James
W. Cuminale of PanAmSat and representatives of the Anselmo family, together with representatives of Morgan Stanley, Greenhill & Co. and Donaldson, Lufkin & Jenrette Securities Corporation, the latter two also acting as advisors to HE, and Lawrence W. Dam and Guillermo Canedo White (by telephone) of Televisa to discuss the proposed transaction structure. The foregoing meetings and discussions were followed with meetings in New York on August 6, 7, and 8, 1996, with all representatives and advisors, for the purpose of discussing alternate structures that would achieve the parties' objectives. At the end of such meetings, the parties agreed on a structure that closely approximated the structure ultimately used in the transaction. Each of the earlier proposals received between July 19, 1996 and August 14, 1996 contained ranges of stated notional valuations of PanAmSat, which in some cases were higher than the final proposal ultimately agreed to by the parties. However, none of the earlier proposals contained a cash component and all involved an assumed valuation for the Galaxy Business which varied from the actual valuation. At the direction of the holders of PAS Class A Common Stock and PAS Class B Common Stock, PanAmSat required that bids be comprised of cash. PanAmSat and its advisors conducted negotiations with the goal of obtaining the highest value for PanAmSat's stockholders.

  On August 14, 1996, PanAmSat and representatives of the Anselmo family and the PAS Class B Common Stock and counsel to and representatives of Televisa met at Morgan Stanley's offices in New York City to review the status of the transaction. This meeting was followed immediately by a meeting between the principal executive officers of PanAmSat and HE, their representatives and advisors, and a representative of the Anselmo family to discuss the exact percentages of the new company that each side would hold at the end of the transaction. This meeting ended inconclusively but was followed by an additional meeting on August 15, 1996 at which the parties agreed on a structure and the percentage split that ultimately formed the basis for the transaction: New PanAmSat would acquire Galaxy and would offer $1.5 billion in cash and an additional amount of stock in New PanAmSat to the stockholders of PanAmSat in a combination or merger with a subsidiary of New PanAmSat. Assuming that all of the available cash was used in the merger, following the transaction HE would hold 72% and the former stockholders of PanAmSat would hold 28% of New PanAmSat. HE indicated that, following the Closing, it would consider causing New PanAmSat to sell shares in an offering in an aggregate amount equal to $1.5 billion (assuming a $30 per share offering price for New PanAmSat stock, HE would hold approximately 52.5% of New PanAmSat, and the public, together with the former stockholders of PanAmSat, would hold the remainder). At the August 15, 1996 meeting the parties also agreed on all of the other principal points of the transaction, subject to the negotiation and execution of definitive agreements and approval of the parties' respective Boards.

  From August 20 to 26, 1996, PanAmSat's representatives and advisors met with HE's representatives and advisors at HCI's facility in Long Beach, California to continue due diligence on Galaxy. From August 26 to 29, 1996, HE representatives and advisors met with PanAmSat representatives and advisors at Chadbourne & Parke LLP in New York City to perform confirmatory due diligence. Latham & Watkins, counsel to HE, also sent out a first draft of the proposed Reorganization Agreement at this time and the parties held preliminary discussions at the offices of Chadbourne & Parke LLP on major points of understanding that would form the basis for the initial negotiation on the documents. This was followed by a day of negotiations at Latham & Watkins' offices in Los Angeles on September 4, 1996.

  In mid-August 1996, the members of the DTH Committee of the PanAmSat Board (comprised of three directors unaffiliated with Televisa) determined that it was desirable to engage Salomon Brothers to represent PanAmSat in connection with the sale of the DTH Options. The DTH Committee believed that, given that the interest of PanAmSat in the DTH Options is held derivatively through Televisa, Televisa-controlled entities would be equity participants in the joint ventures to which the DTH Options applied and the interests in the DTH Options were subject to certain prohibitions on transfers, Televisa would be the most logical party to purchase the DTH Options. Accordingly, over this time period representatives of the two companies, including Frederick A. Landman and Guillermo Canedo White (who is also a member of the PanAmSat Board), had discussions to establish a price for this asset. The parties agreed on a purchase price of $225 million in shares of New PAS Common Stock assuming a valuation of $30 per share of New PAS Common Stock. Since Televisa required that the purchase be made with stock of New PanAmSat and the 1993 Indentures (as defined below) require that PanAmSat receive at least 85% in cash in connection with certain sales of assets, the parties agreed on the structure ultimately adopted: a share repurchase by New PanAmSat of 7.5 million shares of the New PAS Common Stock received by S Company pursuant to the Univisa Contribution for $225 million, followed by a purchase of the DTH Options by either Televisa, S Company and/or their designees for $225 million. See "THE DTH SALE."

  The parties reconvened at the offices of Chadbourne & Parke LLP in New York from September 11 to 19, 1996, to conclude the negotiation and drafting of the definitive agreements, which ultimately provided, among other things, that if all of the available cash was used in the merger following the transaction HE would indirectly hold 71.5%, and the former stockholders of PanAmSat would hold 28.5%, of New PanAmSat. At various times during the months preceding the announcement of the transaction, PanAmSat's Common Stock traded above $30 per share. During the negotiations, PanAmSat and its advisors focused primarily on obtaining the highest value for PanAmSat's stockholders.

  On September 19, 1996, the PanAmSat Board met to consider the final terms of the proposed Reorganization. After a detailed discussion of the consideration in the aggregate to be received by the holders of the PAS Common Stock pursuant to the Merger and the Univisa Contribution, the consideration to be received by PanAmSat for the DTH Options, the consideration to be paid in the Share Repurchase and other legal, accounting and financial issues, the PanAmSat Board received the opinion of Morgan Stanley that the consideration in the aggregate to be received by the holders of the PAS Common Stock pursuant to the Merger and the Univisa Contribution is fair to such holders from a financial point of view. See "THE

REORGANIZATION--Opinion of PanAmSat's Financial Advisor." The PanAmSat Board also received the opinion of Salomon Brothers that the consideration to be received by PanAmSat for the DTH Options represented fair value for the DTH Options from a financial point of view. See "THE DTH SALE--Opinion of PanAmSat's Financial Advisor Regarding the DTH Sale." The PanAmSat Board then determined that the Reorganization, upon the terms and conditions set forth in the Reorganization Agreement, is fair to, and in the best interests of, the stockholders of PanAmSat and unanimously approved and adopted the Reorganization Agreement and the Merger and resolved to recommend to the stockholders of PanAmSat that they vote to approve the Reorganization Agreement, the Merger and the transactions contemplated thereby. The parties signed the definitive agreements on September 20, 1996 and issued a press release announcing the Reorganization and the related transactions the same day.

  On April 4, 1997, the parties entered into an Amendment to the Reorganization Agreement pursuant to which they agreed to amend the Reorganization Agreement and the forms of Stockholder Agreement and Registration Rights Agreement to be entered into at the Closing to, among other things, (i) reflect the voluntary conversion by the holders of PAS Class A Common Stock to PAS Ordinary Common Stock immediately prior to the Record Date and (ii) clarify certain other provisions.

RECOMMENDATION OF THE PANAMSAT BOARD AND REASONS FOR THE MERGER

  In considering the recommendations of the PanAmSat Board with respect to the Reorganization Agreement, the Merger Agreement and the transactions contemplated thereby, PanAmSat's stockholders should be aware that certain members of PanAmSat's management, the PanAmSat Board and the Principal Stockholders have certain interests in the Reorganization that are different from and in addition to their duties as directors and officers of PanAmSat. See "THE REORGANIZATION--Interests of Certain Persons in the Reorganization."

  The PanAmSat Board believes that the terms of the Reorganization are fair to, and in the best interests of, PanAmSat and its stockholders. Accordingly, the PanAmSat Board, by a unanimous vote of those directors present, has approved the Reorganization Agreement and the Merger Agreement and recommends their adoption by the holders of PAS Common Stock. The PanAmSat Board believes that the Reorganization represents a unique opportunity. The Reorganization will result in shareholder liquidity for PanAmSat stockholders, each of whom will have the opportunity to receive a minimum of $15 in cash for each of their shares. For the holders of shares of PAS Class A Common Stock and S Company, the indirect holder of PAS Class B Common Stock, which represent more than 80% of the outstanding shares of PAS Common Stock, the Reorganization provides an alternative to obtaining cash for shares in a public offering. The Reorganization will result in the combination of PanAmSat and Galaxy, two premiere satellite service companies with complementary businesses, and provide unusual opportunities for those PanAmSat stockholders who elect to take stock in the combined enterprise to participate in its growth. This growth will derive from operating efficiencies obtained from: economies of scale; the ability to provide one point of contact for global satellite services in one company; improved opportunities for cost reductions; geographic market diversification, which reduces risk and affords unusual growth opportunities; the ability to provide domestic and international satellite coverage; and the long-term financial capability of a larger company. In the judgment of the PanAmSat Board, these factors combine to offer stockholders improved opportunities for earnings.

  In reaching this conclusion, the PanAmSat Board considered: (i) the prospective financial strength of each company individually and the benefits of the combination discussed above; (ii) current industry, economic and market conditions which encourage consolidation to reduce risk and create new avenues for earnings growth; (iii) the proposed structure of the transaction between PanAmSat and Galaxy and the terms of the Reorganization Agreement and other documents to be executed in connection with the Reorganization, which provide for reciprocal representations and warranties, conditions to closing and rights to termination, and balanced rights and obligations; and (iv) the opinion of Morgan Stanley to the effect that the consideration in the aggregate to be received by the holders of shares of PAS Common Stock in connection with the Merger and the Univisa Contribution, is fair from a financial point of view to such holders. See "--Opinion of PanAmSat's Financial Advisor" below and Appendix D. In determining that the Merger is fair to and in the best interests of its stockholders, the PanAmSat Board considered the above facts as a whole and did not assign specific or relative weights to them.

  THE PANAMSAT BOARD HAS APPROVED THE REORGANIZATION AGREEMENT, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND BELIEVES THAT THE TERMS OF THE MERGER ARE FAIR TO, AND IN THE BEST INTEREST OF, PANAMSAT'S STOCKHOLDERS. THE PANAMSAT BOARD ALSO HAS DEEMED ADVISABLE AND APPROVED THE CHARTER AMENDMENT. THE PANAMSAT BOARD RECOMMENDS A VOTE "FOR" APPROVAL OF THE REORGANIZATION AGREEMENT AND THE MERGER AGREEMENT AND A VOTE "FOR" APPROVAL OF THE CHARTER AMENDMENT.

OPINION OF PANAMSAT'S FINANCIAL ADVISOR

  In March 1996, PanAmSat retained Morgan Stanley to act as its financial advisor in connection with a proposed sale or business combination involving PanAmSat.

  At the September 19, 1996 meeting of the PanAmSat Board, Morgan Stanley rendered its oral opinion that, as of such date and subject to the various considerations to be set forth in its written opinion, the consideration in the aggregate to be received by the holders of shares of PAS Common Stock, in connection with the Merger and the Univisa Contribution, is fair from a financial point of view to such holders. Morgan Stanley subsequently delivered to the PanAmSat Board a written opinion dated September 20, 1996 confirming such oral opinion and containing its additional opinion that the consideration to be paid in the Share Repurchase is fair from a financial point of view to New PanAmSat. Morgan Stanley subsequently confirmed its September 20, 1996 opinion by delivery of a written opinion dated as of the date of this Proxy Statement/Prospectus (the "Morgan Stanley Opinion").

  THE FULL TEXT OF THE MORGAN STANLEY OPINION WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MORGAN STANLEY, IS ATTACHED AS APPENDIX D TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE MORGAN STANLEY OPINION IS DIRECTED TO THE PANAMSAT BOARD AND ADDRESSES ONLY THE FAIRNESS OF THE CONSIDERATION IN THE AGGREGATE TO BE RECEIVED BY THE HOLDERS OF SHARES OF PAS COMMON STOCK, IN CONNECTION WITH THE MERGER AND THE UNIVISA CONTRIBUTION, FROM A FINANCIAL POINT OF VIEW AND THE FAIRNESS OF THE CONSIDERATION TO BE PAID BY NEW PANAMSAT IN THE SHARE REPURCHASE FROM A FINANCIAL POINT OF VIEW. IT DOES NOT ADDRESS ANY OTHER ASPECT OF THE REORGANIZATION AND DOES NOT CONSTITUTE AN OPINION OR A RECOMMENDATION AS TO HOW ANY HOLDERS OF SHARES OF PAS COMMON STOCK SHOULD VOTE AT THE SPECIAL MEETING OR WHETHER SUCH HOLDERS SHOULD ELECT TO RECEIVE THE STANDARD CONSIDERATION, THE STOCK CONSIDERATION OR THE STANDARD CASH CONSIDERATION (AS SUCH TERMS ARE DEFINED BELOW). IN ADDITION, THE MORGAN STANLEY OPINION DOES NOT IN ANY MANNER ADDRESS THE PRICES AT WHICH THE SHARES OF NEW PAS COMMON STOCK WILL TRADE FOLLOWING CONSUMMATION OF THE REORGANIZATION. THE SUMMARY OF THE MORGAN STANLEY OPINION SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF SUCH OPINION. THE HOLDERS OF SHARES OF PAS COMMON STOCK ARE URGED TO READ THE MORGAN STANLEY OPINION IN ITS ENTIRETY.

  In arriving at its opinion, Morgan Stanley, among other things: (i) analyzed certain publicly available financial statements of PanAmSat and other publicly available information relating to PanAmSat and Galaxy; (ii) analyzed certain internal financial statements and other financial and operating data concerning PanAmSat and Galaxy prepared by the respective managements of PanAmSat and HCI and discussed certain of this data with senior executives of PanAmSat and HCI; (iii) analyzed certain financial projections of PanAmSat and Galaxy prepared by the respective managements of PanAmSat and HCI; (iv) discussed the past and current operations and financial condition and the prospects of PanAmSat and Galaxy with senior executives of PanAmSat and HCI, respectively; (v) reviewed the reported prices and trading activity for PAS Common Stock; (vi) analyzed the estimated pro forma impact of the Merger, the Univisa Contribution and the Asset Contribution on New PanAmSat's financial ratios; (vii) reviewed and considered the financial and other information prepared by members of senior management of PanAmSat and HCI relating to the relative contributions of PanAmSat and Galaxy to New PanAmSat; (viii) participated in discussions and negotiations among representatives of PanAmSat, HCI and certain other parties and their financial and legal advisors; (ix) reviewed the Reorganization Agreement, the Univisa Contribution Agreement and certain related documents; and (x) performed such other analyses as Morgan Stanley deemed appropriate.

  In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by Morgan Stanley for purposes of its opinion. Morgan Stanley assumed that the financial projections of PanAmSat and Galaxy were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of PanAmSat and Galaxy, respectively. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of PanAmSat or Galaxy, nor was it furnished with any such appraisals. The Morgan Stanley Opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion. Morgan Stanley assumed that the Merger, the Univisa Contribution and the Asset Contribution and the Share Repurchase will be consummated in accordance with the terms set forth in the Reorganization Agreement, the Univisa Contribution Agreement and certain related agreements. In addition, Morgan Stanley assumed that the Merger, the Univisa Contribution and the Asset Contribution together will be treated as a tax-free exchange, pursuant to the Code (as defined below). Morgan Stanley also assumed that in connection with the receipt of all necessary regulatory approvals for the Merger, the Univisa Contribution and the Asset Contribution, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger, the Univisa Contribution and the Asset Contribution.

  The following is a brief summary of certain analyses performed by Morgan Stanley and reviewed with the PanAmSat Board in connection with its opinions to the PanAmSat Board.

  PAS Common Stock Performance. Morgan Stanley's analysis of the performance of the PAS Common Stock consisted of a historical analysis of closing prices and trading volumes from the date of PanAmSat's IPO on September 21, 1995 to September 16, 1996. During this period, PAS Common Stock, since its IPO price of $17, achieved a high of $33.25 and a low of $14, based on closing prices. PAS Common Stock closed at a price of $28 on September 16, 1996.

  Transaction Consideration Analysis. Morgan Stanley noted that, based on the financial projections of New PanAmSat as of June 30, 1997 and assuming that New PanAmSat pays half stock and half cash as consideration in the Merger and the Univisa Contribution, the consideration to be received by S Company and the holders of shares of PAS Class A Common Stock and PAS Ordinary Common Stock--i.e., 28.50% of New PanAmSat (following consummation of the sale of the DTH Options and Share Repurchase) plus the Standard Cash Consideration (as defined below) of $1.5 billion--is between $29.25 and $31.50 for each outstanding share of PAS Common Stock. Morgan Stanley observed that this range of consideration to be received represents a 35.7% to 41.4% internal rate of return as compared to the IPO price of $17 on September 21, 1995, a 51.1% to 57.3% internal rate of return to the historical low close of $14 on October 9, 1995, and a (6.2%) to (2.7%) internal rate of return to the historical high close of $33.25 on April 30, 1996.

  Discounted Cash Flow Analysis. Morgan Stanley conducted a discounted cash flow analysis of PanAmSat and Galaxy for the fiscal years ended 1997 through 2003 to estimate the present value of the stand-alone unlevered free cash flows that PanAmSat and Galaxy are expected to generate if PanAmSat and Galaxy perform in accordance with scenarios based upon certain financial forecasts. The discounted cash flow analysis for PanAmSat and Galaxy was based upon certain discussions with the senior management of PanAmSat and HCI as well as upon certain financial forecasts prepared by the management of PanAmSat and HCI. Unlevered free cash flows of PanAmSat and Galaxy were calculated as net income plus depreciation and amortization plus deferred taxes plus other noncash expenses plus after-tax net interest expense less noncash revenues less capital expenditures less investment in working capital.

  Morgan Stanley calculated terminal values for PanAmSat by applying a 7% perpetual growth rate, valued as of June 30, 1997, to the unlevered free cash flow in fiscal 2003, representing an estimated long-term cash flow growth rate for PanAmSat. The unlevered free cash flow streams and terminal values for PanAmSat were then discounted to the present using a range of discount rates from 14.2% to 15.2%. The discount rate ranges were selected based upon a weighted average cost of capital analysis of PanAmSat. Using the financial information and forecasts provided by management of PanAmSat, Morgan Stanley derived an implied per share equity value range for PanAmSat ranging from $30.66 to $35.40. Morgan Stanley also derived an implied per share equity value range for PanAmSat based on applying certain sensitivities to the projections provided by PanAmSat's management, which indicated an implied per share equity value ranging from $24.85 to $28.67.

  Morgan Stanley calculated terminal values for Galaxy by applying perpetual growth rates, valued as of June 30, 1997, in the range of 6.5% to 7.0% to the unlevered free cash flow in fiscal 2003, representing a range of estimated long-term cash flow growth rates for Galaxy. The unlevered free cash flow streams and terminal values for Galaxy were then discounted to the present using a range of discount rates from 12.7% to 13.7%. The discount rate ranges were selected based upon a weighted average cost of capital analysis of Galaxy. Using the financial information and forecasts provided by management of HCI, Morgan Stanley derived an implied equity value range for Galaxy. This analysis indicated an implied equity value range for Galaxy for the case where Galaxy's plan to expand internationally through the launch of certain satellites (Galaxy XIII-i, Galaxy XIV-i, Galaxy XV-i and Galaxy XVI-i) was fully implemented, of $3.8 billion to $4.6 billion. Morgan Stanley also derived an implied equity value range for Galaxy for the case where Galaxy's international expansion plan was partially implemented, of $3.1 billion to $3.7 billion. In the case where Galaxy's international expansion plan was not implemented, the implied equity value of Galaxy ranged from $2.2 billion to $2.5 billion.

  Relative Contribution Analysis. Morgan Stanley analyzed the pro forma contribution of each of PanAmSat and Galaxy to New PanAmSat. Such analysis included, among other things, relative contributions of equity value determined in accordance with the discounted cash flow methodology described above, sales and EBITDA, tangible invested capital, tangible book value, and contract revenue backlog. Morgan Stanley observed that, depending on the full, partial or non-implementation of Galaxy's international expansion plan, PanAmSat would contribute a range of 42.5% to 56.4% of the discounted cash flow equity value of New PanAmSat, 41.5% to 55.1% of 1996 to 1998 projected sales, 40.1% to 55.3% of 1996 to 1998 projected EBITDA, 51.3% of the tangible invested capital estimated as of June 30, 1997, 43.6% of the tangible book value estimate as of June 30, 1997 and 46.4% of the contract revenue backlog as of August 31, 1996.

  Pro Forma Analysis. Morgan Stanley analyzed the pro forma impact of the Reorganization on New PanAmSat. Such analysis was based on cash flow estimates for the fiscal years 1996 through 2000 based on financial projections prepared by the respective managements of PanAmSat and Galaxy. Morgan Stanley noted that PanAmSat's one year forward EBITDA multiple based on financial projections prepared by management was 10.6x on September 16, 1996. Morgan Stanley observed that if New PanAmSat traded at between 8.5x to 9.5x pro forma estimated EBITDA for 1998, then this would result in an estimated per share equity value in June 1997 for New PanAmSat ranging from $27.96 to $33.37. Morgan Stanley also analyzed the estimated trading performance of New PanAmSat based on the combined discounted cash flow values of PanAmSat and Galaxy. This analysis indicated that the estimated trading value range of New PanAmSat in June 1997 for the case where Galaxy's international expansion plan was fully implemented of $34.33 to $42.78 per share. In the case where such expansion plan was partially implemented, the estimated trading value of New PanAmSat ranged from $29.61 to $37.18 per share. In the case where Galaxy's international expansion plan was not implemented at all, the estimated trading value of New PanAmSat ranged from $23.84 to $29.21 per share.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portions of Morgan Stanley's analyses, without considering all analyses, would create an incomplete view of the process underlying the Morgan Stanley Opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of PanAmSat, Galaxy or New PanAmSat.

  In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of PanAmSat or HCI. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of the Morgan Stanley Opinion and were provided to the PanAmSat Board in connection with the delivery of the Morgan Stanley Opinion. The analyses do not purport to be appraisals or to reflect the prices at which PanAmSat, Galaxy or New PanAmSat might actually be sold. Because such estimates are inherently subject to uncertainty, none of PanAmSat, HCI or Morgan Stanley nor any other person assumes responsibility for their accuracy. In addition, as described above, the Morgan Stanley Opinion, including Morgan Stanley's presentation to the PanAmSat Board, was one of many factors taken into consideration by the PanAmSat Board in making its determination to approve the Merger and the Univisa Contribution. Consequently, the Morgan Stanley analyses described above should not be viewed as determinative of the opinion of the PanAmSat Board with respect to the value of PanAmSat, Galaxy or New PanAmSat.

  The PanAmSat Board retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is continually engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Morgan Stanley is a full-service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking and financial advisory services. In the ordinary course of its trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in securities of PanAmSat or General Motors (including its GMH "targeted" stock). In the past, Morgan Stanley and its affiliates have provided financial advisory services to PanAmSat, Televisa and HCI and certain of their affiliates, including acting as lead underwriter in connection with the IPO in September 1995, acting as lead underwriter in connection with the public offering of the PAS Preferred Stock in April 1995 and in connection with financial advice involving the DTH joint venture in December 1995, and has received fees of approximately $16 million for rendering such services in the past two years to PanAmSat and its affiliates. In addition, as of the date of the opinion and concurrently with the negotiation of the Merger, the Univisa Contribution and the Asset Contribution and at the request of Televisa, certain principal investing funds affiliated with Morgan Stanley engaged in preliminary discussions with Televisa concerning the potential acquisition or financing of some or all of the New PAS Common Stock to be received by S Company.

  Pursuant to an engagement letter between PanAmSat and Morgan Stanley, PanAmSat agreed to pay Morgan Stanley (i) an advisory fee estimated to be $250,000 in the event the Merger, the Univisa Contribution and the Asset Contribution are not consummated and, (ii) if the Merger, the Univisa Contribution and the Asset Contribution are consummated, a transaction fee equal to approximately $12,000,000. Any advisory fees previously paid will be credited against the transaction fee. In addition to the foregoing compensation, PanAmSat agreed to reimburse Morgan Stanley for its expenses, including reasonable fees and expenses of its counsel, and to indemnify Morgan Stanley for liabilities and expenses arising out of the engagement and the transactions in connection therewith, including liabilities under federal securities laws.

ACCOUNTING TREATMENT

  The Merger, the Univisa Contribution and the Asset Contribution will be accounted for under the purchase method of accounting in accordance with generally accepted accounting principles, with Galaxy as the acquirer of PanAmSat. Under the purchase method of accounting, the purchase price of PanAmSat will be allocated to the assets acquired and liabilities assumed based upon their fair values, with the excess purchase consideration allocated to goodwill. The results of New PanAmSat's operations will include the results of operations of PanAmSat and Galaxy commencing at the Effective Time.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the material U.S. federal income tax consequences of the Merger to PanAmSat and its stockholders. The summary is based upon the Internal Revenue Code of 1986, as amended and all regulations promulgated thereunder (collectively, the "Code"), administrative pronouncements, judicial decisions, and subsequent changes to any of the foregoing which may affect the tax consequences described herein. This summary does not purport to be a comprehensive description of all of the tax consequences applicable to a particular taxpayer. In particular, this summary does not address the tax treatment to holders subject to special tax rules, such as banks, insurance companies, dealers in securities or stockholders who acquired PAS Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. In addition, except as set forth below, this summary only applies to holders (a) who are U.S. citizens or residents, U.S. corporations, partnerships or other entities created or organized under the laws of the United States, or estates or trusts, the income of which is subject to U.S. federal income taxation regardless of its source and (b) that hold shares as capital assets. Stockholders are urged to consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Merger and as to the foreign, state, local and other tax consequences thereof.

  Chadbourne & Parke LLP has provided an opinion to the effect that, under current law, the transfer of PAS Ordinary Common Stock or PAS Class A Common Stock by the stockholders of PanAmSat to New PanAmSat pursuant to the Merger in exchange for the Merger Consideration (as defined below) will constitute a transfer described in Section 351 of the Code, and accordingly, that the Merger will have the tax consequences set forth below. Such opinion is subject to the conditions, qualifications and assumptions set forth therein and has been filed as an exhibit to the Registration Statement of which this Proxy Statement/Prospectus is a part. Opinions of counsel are not binding on the Internal Revenue Service ("IRS") or the courts, and the parties do not intend to request a ruling from the IRS with respect to the Merger. Accordingly, there can be no assurance that the IRS will not challenge such conclusion or that a court will not sustain such challenge.

  Tax Consequences of the Merger to Stockholders. The holders of PAS Ordinary Common Stock or PAS Class A Common Stock that receive solely New PAS Common Stock will not recognize gain or loss as a result of the Merger. The holders of PAS Ordinary Common Stock or PAS Class A Common Stock that receive solely cash consideration will recognize gain or loss equal to the difference between the cash consideration and the tax basis of their shares. Such gain, if any, will be long-term capital gain if such PAS Ordinary Common Stock or PAS Class A Common Stock was held for more than one year at the time of consummation of the Merger. Any increase in the cash portion of the Merger Consideration (as defined below) as a result of the Merger not closing on or before September 20, 1997, will constitute additional cash consideration received in the Merger rather than interest income.

  Subject to the discussion below concerning fractional shares, holders of PAS Ordinary Common Stock or PAS Class A Common Stock who receive both cash consideration and New PAS Common Stock will recognize gain measured by the lesser of (i) the excess, if any, of (x) the sum of the fair market value (at the Effective Time) of the New PAS Common Stock and cash consideration received by them over (y) the aggregate tax basis of their shares of PAS Ordinary Common Stock or PAS Class A Common Stock, and (ii) the cash consideration received by them (not including any cash received in lieu of fractional shares as discussed below). Such gain, if any, will be long-term capital gain if such PAS Ordinary Common Stock or PAS Class A Common Stock was held for more than one year at the time of consummation of the Merger. A loss would not be recognized by such holder. A stockholder who holds more than one block of PAS Ordinary Common Stock or PAS Class A Common Stock (i.e., shares acquired at different times or prices) will determine the amount of gain recognized and loss not recognized pursuant to the Merger separately with respect to each such block of PAS Common Stock. For this purpose, all of the cash consideration and New PAS Common Stock received by a holder of PAS Ordinary Common Stock or PAS Class A Common Stock will be allocated proportionately among the blocks of PAS Ordinary Common Stock or PAS Class A Common Stock surrendered by such holder.

  The aggregate tax basis of the shares of New PAS Common Stock received by PanAmSat's stockholders, including the fractional shares deemed to be received (as discussed below), will be the same as the aggregate tax basis of the shares of PAS Ordinary Common Stock or PAS Class A Common Stock exchanged therefor (i) increased by the gain recognized (as calculated above) and (ii) decreased by the cash consideration received (other than cash received in lieu of fractional shares). The holding period of the shares of New PAS Common

Stock received in the Merger will include the holding period of the shares of PAS Ordinary Common Stock or PAS Class A Common Stock surrendered therefor.

  PanAmSat stockholders who receive cash in lieu of fractional shares of New PAS Common Stock will be treated as having received such fractional shares pursuant to the Merger and then as having sold those fractional shares in the market for cash. Such stockholders will recognize gain or loss with respect to such fractional shares in an amount equal to the difference between the tax basis allocated to such fractional shares (as calculated above), and the cash received in respect thereof. Any such gain or loss will be capital gain or loss and will constitute long-term capital gain or loss if the holding period of the PAS Ordinary Common Stock or PAS Class A Common Stock in exchange for which such fractional shares are deemed issued (as determined above) exceeds one year.

  Backup Withholding. Certain non-corporate stockholders may be subject to backup withholding at a rate of 31% on payments of cash consideration and cash with respect to fractional shares. Backup withholding will not apply, however, to a stockholder who furnishes a correct taxpayer identification number or certification of foreign status and makes any other required certification or who otherwise is exempt from backup withholding. Generally, a stockholder of PanAmSat will provide such certification on Form W-9 (Request for Taxpayer Identification Number and Certification) or on Form W-8 (Certificate of Foreign Status).

  Reporting Requirements. Each PanAmSat stockholder (other than stockholders that receive solely the Standard Cash Consideration (as defined below) for their shares or who exercise and perfect dissenters' rights as objecting stockholders, as applicable) will be required to retain records and file with such holder's U.S. federal income tax return a statement setting forth certain facts relating to the Merger. It is also expected that such stockholders will be asked to indicate in the letter of transmittal their tax basis in the shares of PAS Ordinary Common Stock or PAS Class A Common Stock surrendered by them pursuant to the Merger.

  Tax Consequences to New PanAmSat and PanAmSat. No income, gain or loss will be recognized by New PanAmSat or PanAmSat pursuant to the Merger. In addition, no income, gain or loss will be recognized by New PanAmSat as a result of the Asset Contribution or the Univisa Contribution.

  Tax Consequences to Stockholders upon Exercise of Objecting or Dissenting Stockholders' Rights. A holder of PAS Ordinary Common Stock or PAS Class A Common Stock who exercises and perfects dissenters' right or rights of objecting stockholders, as applicable, with respect to all stock owned actually or constructively, will generally recognize capital gain or loss equal to the difference between the amount of cash received (other than in respect of interest awarded by a court) and such stockholder's tax basis in his or her shares of stock. Such capital gain or loss will be long-term capital gain or loss if such shares have a holding period exceeding one year at the time of the consummation of the Merger. Interest, if any, awarded by a court to an objecting or dissenting stockholder will be includible in such stockholder's income as ordinary income for U.S. federal income tax purposes.

REGULATORY APPROVALS

  HSR Act and Antitrust. Under the HSR Act, the Merger may not be consummated until notifications have been given and certain information has been furnished ("HSR Filings") to the Antitrust Division and the FTC and specified waiting period requirements have been satisfied. Each of Televisa's ultimate parent entity, two holders of PAS Class A Common Stock and General Motors have made HSR Filings. All of such filings were made by November 5, 1996, and the specified waiting periods under the HSR Act have expired without a Request for Additional Information by the Antitrust Division or the FTC. Accordingly, no antitrust approvals are required from the Antitrust Division or the FTC.

  State or federal antitrust authorities may still bring legal action under the antitrust laws. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

  FCC Approval Process. Consummation of the Reorganization was subject to the prior approval of the FCC. On October 8, 1996, the parties filed applications with the FCC (collectively, the "FCC Applications") requesting: (i) consent to transfer of control of the FCC licenses, permits and authorizations held by PanAmSat Licensee Corp. and PanAmSat Carrier Services, Inc. from the voting trust created by the Voting Trust Agreement (the "Voting Trust") to New PanAmSat; (ii) consent to a pro forma assignment to New PanAmSat of the FCC licenses, permits and authorizations held by HCG and HCSS; (iii) consent to a pro forma transfer of control to New PanAmSat of HCS and HCCS; and (iv) associated waivers relating to certain pending FCC applications. The FCC granted these applications on April 4, 1997, and the applicable appeal period will expire on May 5, 1997.

AGREEMENT OF THE CLASS A HOLDERS AND THE CLASS B HOLDER TO VOTE IN FAVOR OF THE REORGANIZATION

  Concurrently with the execution of the Reorganization Agreement, (i) S Company and the Class B Holder, (ii) the Class A Holders, along with the Class A Trustee, and (iii) HCI and HCG entered into the Principal Stockholders Agreement. Pursuant to the Principal Stockholders Agreement, each of the Class A Holders, the Class A Trustee and the Class B Holder has agreed to vote all shares of PAS Common Stock, for which such holder has the right to vote, for approval and adoption of the Reorganization Agreement and the Merger Agreement and to take any actions required in furtherance thereof. As of the Record Date, the Class A Holders and the Class B Holder owned (i) 100% of the outstanding shares of PAS Class A Common Stock, (ii) 100% of the outstanding shares of PAS Class B Common Stock and (iii) approximately 50.1% of the outstanding shares of PAS Ordinary Common Stock. In addition, the Principal Stockholders Agreement restricts the ability of each holder of PAS Class A Common Stock and PAS Class B Common Stock to sell or transfer any of their shares, subject to certain exceptions. See "OTHER AGREEMENTS--Principal Stockholders Agreement."

STOCK EXCHANGE LISTINGS

  In the Reorganization Agreement, New PanAmSat has agreed to use reasonable efforts to cause the shares of New PAS Common Stock, which are to be issued pursuant to the Reorganization, to be listed for trading on either the New York Stock Exchange (the "NYSE") or the Nasdaq. New PanAmSat has obtained conditional approval for the listing of New PAS Common Stock on the Nasdaq. It is presently anticipated that the PAS Ordinary Common Stock, which is currently listed on the Nasdaq under the symbol "SPOT," will be replaced by the listing of New PAS Common Stock and trade under the same symbol.

FEDERAL SECURITIES LAWS CONSEQUENCES

  All shares of New PAS Common Stock received by holders of PAS Ordinary Common Stock and PAS Class A Common Stock in the Merger will be freely transferable, except that (i) shares of New PanAmSat received by persons who are deemed "affiliates" (as such term is defined under the Securities Act) of PanAmSat prior to the Merger may be resold by them only in transactions permitted by the resale provisions of Rule 145 promulgated under the Securities Act (or Rule 144 in the case of such persons who become affiliates of New PanAmSat) or as otherwise permitted under the Securities Act and (ii) shares of New PAS Common Stock issued to the Class A Holders and S Company will be subject to restrictions under the Stockholder Agreement. Persons who may be deemed to be affiliates of PanAmSat or New PanAmSat generally include individuals or entities that control, are controlled by, or are under common control with, such party and may include certain officers and directors of such party as well as principal stockholders of such party. The Reorganization Agreement requires PanAmSat to use reasonable best efforts to deliver or cause to be delivered to New PanAmSat, prior to the Closing Date, from each affiliate of PanAmSat, a letter agreement to the effect that such person will not offer or sell or otherwise dispose of any of the shares of New PAS Common Stock issued to such persons in or pursuant to the Merger in violation of the Securities Act or the rules and regulations promulgated by the Commission thereunder.

APPRAISAL RIGHTS

  Holders of shares of PAS Common Stock will be entitled to appraisal rights under Section 262 of the DGCL as to shares owned by them. Section 262 is reprinted in its entirety as Appendix I to this Proxy Statement/Prospectus. The Class A Holders and the Class B Holder, however, will vote their shares in favor of the Merger and therefore will not be entitled to appraisal rights.

  The following discussion is not a complete statement of the law relating to appraisal rights and is qualified by reference to Appendix I. THIS DISCUSSION AND APPENDIX I SHOULD BE REVIEWED CAREFULLY BY ANY HOLDER OF PANAMSAT COMMON STOCK WHO WISHES TO EXERCISE STATUTORY APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO BECAUSE FAILURE TO STRICTLY COMPLY WITH THE PROCEDURES SET FORTH HEREIN AND THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS.

  A record holder of shares of PAS Common Stock who makes the demand described herein with respect to such shares, who continuously is the record holder of such shares through the Effective Time, and who neither votes in favor of the Merger nor consents thereto in writing, will be entitled to seek an appraisal by the Delaware Court of Chancery of the fair value of his or her shares of Common Stock. All references in this summary to a "stockholder" are to the record holder of the shares of PAS Common Stock as to which appraisal rights are asserted. A person having a beneficial interest in shares of PAS Common Stock that are held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to properly follow the steps summarized below and in a timely manner to perfect whatever appraisal rights the record holder may have.

  Under Section 262, where a merger is to be submitted for adoption at a meeting of stockholders, a constituent corporation must notify each of the record holders of its stock who were such as of the record date and for whom appraisal rights are available, not less than 20 days prior to such meeting, of the availability of such appraisal rights and include in each such notice a copy of Section 262. This Proxy Statement/Prospectus shall constitute such notice to the record holders of PAS Common Stock.

  HOLDERS OF PAS COMMON STOCK WHO DESIRE TO EXERCISE THEIR APPRAISAL RIGHTS MUST NOT VOTE IN FAVOR OF THE MERGER. EACH STOCKHOLDER ELECTING TO DEMAND THE APPRAISAL OF HIS OR HER SHARES OF PAS COMMON STOCK ("DISSENTING SHARES") MUST DELIVER TO PANAMSAT, BEFORE THE TAKING OF THE VOTE ON THE MERGER AT THE SPECIAL MEETING, A WRITTEN DEMAND FOR APPRAISAL OF HIS OR HER SHARES OF PAS COMMON STOCK. ANY SUCH STOCKHOLDER MUST MAIL OR DELIVER HIS OR HER WRITTEN DEMAND TO THE SECRETARY OF PANAMSAT AT ONE PICKWICK PLAZA, GREENWICH, CONNECTICUT 06830. Such demand for appraisal will be sufficient if it reasonably informs PanAmSat of the stockholder's identity and that the stockholder intends to thereby demand appraisal of his or her shares of PAS Common Stock. Appraisal rights will not be available under Section 262 if the stockholder does not continuously hold through the Effective Time the shares of PAS Common Stock with respect to which appraisal is being demanded. Within ten days after the Effective Time, PanAmSat must provide notice of the Effective Time to all stockholders who have therefore complied with Section 262.

  A demand for appraisal must be executed by, or by another as agent for, the stockholder of record, fully and correctly, as such stockholder's name appears on PanAmSat's list of stockholders. Beneficial owners who are not record owners and who desire their corresponding record holder to exercise appraisal rights should instruct the record holder to comply strictly with the statutory requirements with respect to the exercise of appraisal rights BEFORE the taking of the vote on the Merger at the Special Meeting. If the shares of PAS Common Stock are held of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary or by an agent on his behalf. If the shares of PAS Common Stock are held of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, such person is acting as agent for the record holder. If a stockholder

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

holds shares of PAS Common Stock through a broker who in turns holds the shares through a central securities depository nominee, a demand for appraisal of such shares must be made by or on behalf of the depository nominee and must identify the depository nominee as the record holder.

  A record holder, such as a broker, who holds shares of PAS Common Stock as nominee for others, may exercise appraisal rights with respect to the shares of PAS Common Stock held for all or less than all beneficial owners of shares of PAS Common Stock as to which such person is the record holder. In such case the written demand must set forth the number of shares of PAS Common Stock covered by such demand. Where the number of shares of PAS Common Stock is not expressly stated, the demand will be presumed to cover all shares of PAS Common Stock outstanding in the name of such record holder.

  Within 120 days after the Effective Time, either PanAmSat, as the surviving corporation in the Merger, or any stockholder who previously has complied with the required conditions of Section 262 and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of PAS Common Stock. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and will appraise the shares of PAS Common Stock owned by such stockholders, determining the fair value of such shares of PAS Common Stock exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP Inc., decided February 1, 1983, the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered and that "[f]air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In Cede & Co. v. Technicolor, Inc., decided October 21, 1996, the Delaware Supreme Court stated that such exclusion is a "narrow exclusion [that] does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered." In addition, Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may or may not be a stockholder's exclusive remedy in connection with transactions such as the Merger.

  Stockholders considering seeking appraisal should have in mind that the "fair value" of their shares of PAS Common Stock determined under Section 262 could be more than, the same as or less than the market value of such securities or the Merger Consideration. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed against the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including without limitation, reasonable attorneys' fees and the fees and expenses of experts, be charged pro rata against the value of all shares of PAS Common Stock entitled to appraisal.

  Within 120 days after the Effective Time, any stockholder who has previously complied with the requirements for exercise of appraisal rights as discussed above is entitled, upon written request, to receive from the surviving corporation in the Merger a statement setting forth the aggregate number of shares of PAS Common Stock not voted in favor of the Merger and with respect to which demands for appraisal have been made and the aggregate number of holders of such shares. Such statement must be mailed to the stockholders within 10 days after the written request therefor has been received by the Surviving Corporation.

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

  Any stockholder who has duly demanded appraisal in compliance with Section 262 will not, from and after the Effective Time, be entitled to vote for any purpose the shares of PAS Common Stock subject to such demand or to receive payment of dividends or other distribution on such shares of PAS Common Stock, except for dividends or distributions payable to stockholders of record at a date prior to the Effective Time.

  At any time within 60 days after the Effective Time, any stockholder shall have the right to withdraw his or her demand for appraisal and to accept the terms offered in the Merger whereby such holder will be deemed to have made a Standard Election (as hereafter defined); after this period, the stockholder may withdraw his or her demand for appraisal only with the consent of New PanAmSat. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders' rights to appraisal shall cease. Inasmuch as PanAmSat will have no obligation to file such a petition, and has no present intention to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Any holder of PAS Common Stock who effectively withdraws his or her demand for appraisal, or whose right to an appraisal shall cease, shall be deemed to have lost such holder's appraisal rights.

INTERESTS OF CERTAIN PERSONS IN THE REORGANIZATION

  In considering the Reorganization Agreement, the Merger Agreement and the transactions contemplated thereby, PanAmSat's stockholders should be aware that certain members of PanAmSat's management and the PanAmSat Board and the Principal Stockholders have certain interests in the Reorganization that are different from and in addition to the interests of stockholders of PanAmSat generally:

  Televisa. Televisa, through its subsidiary Univisa, indirectly owns all of the shares of PAS Class B Common Stock. The primary purpose of the Univisa Contribution is to facilitate the consummation of the Merger and the sale of the DTH Options and to provide a tax efficient structure for Televisa to participate indirectly in the Reorganization. See "THE REORGANIZATION-- Background of the Reorganization." As a result of the structure of the Univisa Contribution, S Company will be offered consideration equal in amount and form (subject to proration, as applicable) to that offered to the holders of the PAS Ordinary Common Stock and the PAS Class A Common Stock. See "--Background of the Reorganization" and "THE UNIVISA CONTRIBUTION AGREEMENT."

  In addition, concurrently with the Merger and immediately following the Univisa Contribution, New PanAmSat will repurchase for $225 million 7.5 million shares of New PAS Common Stock received by S Company in connection with the Univisa Contribution. Following such Share Repurchase, either Televisa, S Company and/or their designees will purchase for $225 million all of PanAmSat's interest in the DTH Options, pursuant to the DTH Option Purchase Agreement. It is a condition to the Merger, the Univisa Contribution and the Asset Contribution that the DTH Sale shall have occurred. See "THE REORGANIZATION AGREEMENT--Conditions to the Reorganization" and "THE DTH SALE."

  General Severance Policy. On April 22, 1996, the PanAmSat Board adopted a general severance policy for all employees providing for payments upon termination without cause equal to: (i) one week of salary for every year of service up to five years, (ii) two weeks of salary for every year of service over five years and (iii) minimum and maximum severance levels depending upon the nature of such employee's position at PanAmSat. Under the policy, the Named Executive Officers are eligible to receive a minimum of four weeks' salary and a maximum of 52 weeks' salary as severance. Other employees of PanAmSat are eligible to receive a minimum of two weeks' salary and a maximum of 29 weeks' salary, depending on their classification, as severance.

  Employee Separation Plan. On April 22, 1996, the PanAmSat Board also adopted an Employee Separation Plan providing that for a one-year period following a "change of control" any employee who is terminated

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without cause is eligible to receive, in addition to the benefits covered by
PanAmSat's general severance policy, six months' continuation of such employee's: (i) base salary and annual cash bonus (which shall be prorated for such period), (ii) medical and dental insurance benefits, (iii) long-term disability insurance benefits and (iv) life and accidental death and dismemberment insurance benefits ("Welfare Benefits"). The Employee Separation Plan applies to all employees of PanAmSat, other than any employee who is otherwise covered by a Severance Agreement (as defined below). The Employee Separation Plan shall be effective for one year and is renewable at PanAmSat's option. PanAmSat has extended the Employee Separation Plan until the first anniversary following the Closing Date.

  Generally, a "change in control" will be deemed to have occurred under the Employee Separation Plan or the Severance Agreements referred to below upon:
(a) the sale of all or substantially all of the assets of PanAmSat; (b) the loss by the holders of the PAS Class A Common Stock of the power to elect a majority of the PanAmSat Board; (c) a majority of the PanAmSat Board ceasing to consist of nominees of the holders of the PAS Class A Common Stock; or (d) a complete liquidation or dissolution of PanAmSat. For purposes of the Employee Separation Plan and the Severance Agreements, the Merger will constitute a "change in control."

  Executive Severance Pay Program. On April 22, 1996, the PanAmSat Board adopted an executive severance pay program that would be triggered by a change in control. The program covers the Named Executive Officers and approximately 55 key employees. The program consists of individual change in control agreements ("Severance Agreements") for all covered officers and key employees.

  The principal purposes of the Employee Separation Plan and the executive severance pay program are (a) to help assure that executives give impartial consideration to evaluating and negotiating a potential business combination which is in the best interest of PanAmSat's stockholders, but which may result in the loss of, or reduction in, the executive's job; (b) to make PanAmSat's plans more competitive with severance plans of other comparable companies and to facilitate PanAmSat's ability to attract, retain and motivate talented employees in an uncertain, rapidly consolidating communications industry environment; (c) to provide security and ensure that key executives are retained during critical negotiations prior to and through any change in control; and (d) to avoid the legal expense and reduce the management time associated with contested terminations, to allow for better forecasts of amounts due to employees terminated after a change in control and to provide for a general release of legal claims associated with such terminations.

  The benefits under the Severance Agreements covering Frederick A. Landman and Lourdes Saralegui would be triggered if, within two years following a change in control, (i) the covered officer's employment is terminated with or without cause by PanAmSat or (ii) the covered officer voluntarily terminates his or her employment.

  The benefits under the Severance Agreements covering Patrick J. Costello, James W. Cuminale and Robert A. Bednarek would be triggered if, (x) within two years following a change in control, (i) the covered officer's employment is terminated without cause, (ii) the covered officer's responsibilities and/or duties are materially reduced or changed such that they are inconsistent with such officer's former responsibilities or duties, including a change in location of employment of more than 35 miles from the officer's current location of employment (unless the move is to New York City from PanAmSat's Greenwich offices), or (iii) PanAmSat reduces or fails to pay or award to the covered officer when due any salary, bonus or benefits or (y) the covered officer voluntarily terminates employment at any time during the 30 days following the one year anniversary of the change in control.

  The benefits under the Severance Agreements covering all other key employees would be triggered if, within two years following a change in control, (i) the covered officer's employment is terminated without cause, (ii) the covered officer's responsibilities and/or duties are materially reduced or the covered officer's responsibilities are changed such that they are inconsistent with such officer's former responsibilities, including relocation of employment of more than 35 miles from the officer's current location of employment (unless the covered officer is moved to New York City from PanAmSat's Greenwich offices), or (iii) PanAmSat reduces or fails to pay or award to the covered officer when due any salary, bonus, or benefits.

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

  Each Severance Agreement is effective for three years from May 1, 1996 and will automatically be extended for additional one-year periods unless PanAmSat gives a termination notice prior to the second anniversary or any subsequent anniversary of the Severance Agreement.

  Severance benefits payable to officers covered by Severance Agreements are determined by multiplying base salary and a cash bonus component by 3 in the case of the Named Executive Officers and by 1.5 in the case of remaining key employees. Covered officers are entitled to Welfare Benefits until the earlier of (i) 36 months in the case of Frederick A. Landman and Lourdes Saralegui,
(ii) 24 months in the case of the remaining three Named Executive Officers and
(iii) 18 months in the case of the remaining key employees, or the obtaining of similar benefits on reemployment. The Severance Agreements restrict the ability of (x) the Named Executive Officers and (y) the remaining key employees to compete with PanAmSat for 18 and 12 month periods, respectively, following termination from PanAmSat.

  PanAmSat has reserved the right to grant additional severance benefits to certain recently hired key employees. In PanAmSat's discretion, such severance benefits may be greater than 1.5 but may not exceed 3 times base salary and a bonus component.

  In addition, the Named Executive Officers would be entitled to reimbursement of any legal fees incurred in connection with the enforcement or defense of their Severance Agreements. If a Named Executive Officer becomes subject to the 20% excise tax on excess parachute payments under Section 4999 of the Code, including, without limitation, as a result of any payments made under the Stock Plan (as defined below), PanAmSat would be required to make an additional payment in an amount such that the officer will be in the same after-tax position as though the 20% excise tax had not been imposed. Under the executive severance pay program, "bonus" shall generally mean an annual cash amount that is not less than the greater of the annual cash bonus awarded to an employee by PanAmSat for the fiscal year preceding the fiscal year in which a change in control occurs and the bonus set for the fiscal year in which termination occurs, in any case prorated for a partial year.

  Mr. Costello, who will no longer serve as Chief Financial Officer of PanAmSat after the Closing Date, will be entitled to receive a severance payment of $975,000 as a result of the Reorganization. See "MANAGEMENT OF NEW PANAMSAT--Board of Directors" for a description of Mr. Costello's anticipated role at New PanAmSat.

  Stock Incentive Plan. Effective March 2, 1995, PanAmSat adopted the PanAmSat Corporation Long-Term Stock Investment Plan (the "1995 Stock Plan"), which provides for the granting of nonqualified stock options ("NQSOs"), incentive stock options ("ISOs" and, collectively with NQSOs, the "Options"), alternate appreciation rights ("AARs"), restricted stock, performance units and performance shares to executive officers and other key employees of PanAmSat, and to other service providers, including independent contractors of PanAmSat. PanAmSat has granted to certain of its employees Options under the 1995 Stock Plan to purchase an aggregate of 1,250,000 shares of Common Stock, including grants to Frederick A. Landman, Lourdes Saralegui, Patrick J. Costello, James
W. Cuminale and Robert A. Bednarek for 200,000 shares, 150,000 shares, 75,000 shares, 75,000 shares and 75,000 shares, respectively. At the Effective Time, each of the foregoing holders will receive for each share of PAS Ordinary Common Stock subject to such Options an amount (subject to applicable withholding tax) in cash equal to the difference between (i) the Standard Cash Consideration, and (ii) the per share PAS Ordinary Common Stock exercise price of such Option, to the extent such difference is a positive number (the "Option Consideration"), provided that with respect to any person subject to
Section 16(b) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. All but 57,500 of such Options are exercisable at the price of $17 per share and each will become fully vested upon consummation of the Merger. See "--THE REORGANIZATION AGREEMENT-- Terms of the Reorganization" and "--Certain Benefits Matters."

  After discussions with HCI, PanAmSat did not grant any new options to its employees in September 1996, the first anniversary of its IPO, as previously anticipated. Instead, in consultation with HE, PanAmSat engaged

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

Mercer to advise as to what companies comparable to PanAmSat would award on an annual basis in the form of stock options and to assist PanAmSat in determining the cash value of such stock options. After consulting with Mercer, PanAmSat set the amount of the cash awards that would be paid in lieu of stock options. Accordingly, in September 1996 PanAmSat paid cash awards in the aggregate amount of $4.8 million to 195 employees, including $950,000 to Mr. Landman, $500,000 to Ms. Saralegui, $300,000 to Mr. Costello, $225,000 to Mr. Cuminale and $225,000 to Mr. Bednarek.

  Registration Rights. Pursuant to the Registration Rights Agreement, the Registration Rights Holders will have the right, under certain circumstances and subject to certain conditions, to require New PanAmSat to register under the Securities Act all or any portion of the shares of New PAS Common Stock which they hold unless (i) the shares have been effectively registered under
Section 5 of the Securities Act and disposed of pursuant to an effective Registration Statement, or (ii) all of a holder's shares of New PAS Common Stock may be freely sold and transferred without restriction under Rule 144 or Rule 145 under the Securities Act or any successor rule such that, after any such transfer referred to in this clause (ii), such securities may be freely transferred without restriction under the Securities Act. Under the Registration Rights Agreement, the Class A Holders as a group and the Class B Holder each will be able to demand on three occasions, under certain circumstances and subject to certain limitations, that New PanAmSat register their shares under the Securities Act. See "OTHER AGREEMENTS--Registration Rights Agreement."

  Indemnification. The Reorganization Agreement provides that all rights to indemnification existing on the date of the Reorganization Agreement in favor of the present or former directors or officers of any of the Contributed Entities, New PanAmSat or PanAmSat or their respective subsidiaries, will continue to be in full force and effect for five years after the Closing Date with respect to matters existing or occurring at or prior to the Closing Date. New PanAmSat will, to the fullest extent permitted by law, indemnify and hold harmless such current and former directors from and after the Closing Date against all losses, claims, damages, costs, expenses, liabilities or judgments or amounts paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) in connection with any proceeding based on or arising out of any matter occurring at or prior to the Closing Date. HCI and PanAmSat, prior to the Closing Date and New PanAmSat, from and after the Closing Date, will pay the attorneys' fees of any indemnified person and assist in the vigorous defense of any such matter. The Reorganization Agreement provides that, with respect to matters arising before the Closing Date, New PanAmSat will maintain directors' and officers' liability insurance policies as currently maintained by HCI, the Contributed Entities, New PanAmSat or PanAmSat, as the case may be, and their respective subsidiaries, for a period of five years after the Closing Date to the extent that such policies are obtainable at an annual cost of not greater than 175% of the last annual premium paid prior to the date of the Reorganization Agreement. See "THE REORGANIZATION AGREEMENT--Indemnification."

 Employment Agreements.

  It is anticipated that Frederick A. Landman and Lourdes Saralegui will enter into employment agreements with New PanAmSat. See "MANAGEMENT OF NEW PANAMSAT--Executive Officers."

MANAGEMENT AND OPERATIONS OF NEW PANAMSAT AND PANAMSAT AFTER THE MERGER

  After the Merger, PanAmSat will be a wholly owned subsidiary of New PanAmSat. PanAmSat will operate as one of New PanAmSat's business units, and the corporate headquarters of New PanAmSat will be in Greenwich, Connecticut.

  Frederick A. Landman, the current president and Chief Executive Officer of PanAmSat, will be President and Chief Executive Officer and a Director of New PanAmSat. Other members of the executive management team will include: Lourdes Saralegui, current Executive Vice President of PanAmSat, who will be Executive Vice President of New PanAmSat; Carl A. Brown, current Senior Vice President, Galaxy Satellite Services of HCI, who will be Executive Vice President of New PanAmSat; Kenneth N. Heintz, current Vice President of Corporate Development of HE, who will be Executive Vice President and Chief Financial Officer of New

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PanAmSat; James W. Cuminale, current Senior Vice President and General Counsel of PanAmSat, who will be Senior Vice President, General Counsel and Secretary of New PanAmSat, and Robert A. Bednarek, current Senior Vice President, Engineering and Operations of PanAmSat, who will be Senior Vice President and Chief Technology Officer of New PanAmSat. See "MANAGEMENT OF NEW PANAMSAT."

FINANCING IN CONNECTION WITH THE REORGANIZATION

  The total amount of funds required to be paid by New PanAmSat as consideration in the Reorganization is expected to be approximately $1.725 billion, including (i) approximately $1.5 billion to be paid to holders of PAS Class A Common Stock and PAS Ordinary Common Stock, holders of options to acquire PAS Ordinary Common Stock and S Company in consideration in the Merger and the Univisa Contribution and (ii) $225 million to fund the Share Repurchase. Pursuant to the Assurance Agreement, HE has agreed to lend up to $1.725 billion to New PanAmSat on the Closing Date. The terms of such New Financing will be no less favorable than the terms that New PanAmSat would obtain from a third-party commercial lender. HE intends to borrow from General Motors the funds necessary to provide the New Financing. Any additional funds needed by New PanAmSat on the Closing Date will be funded from cash on hand. The precise terms of the New Financing have not been finalized, but will be fully negotiated prior to the Closing Date. Generally, HE's provision of the New Financing will be in the form of a three year term loan bearing interest at a rate of 2% above the London Inter-Bank Offering Rate (which interest rate is subject to renegotiation if New PanAmSat attains an investment grade credit rating or PanAmSat ceases to be subject to the restricted payments and restrictions on pledging its assets contained in the indentures governing PanAmSat's existing indebtedness and the certificate of designation for the PAS Preferred Stock). Under the New Financing, New PanAmSat will be required to pay seven quarterly installments of $50 million each commencing 15 months after the Closing Date, with the balance of the loans payable on the maturity date of the New Financing. In addition, New PanAmSat will be required to make certain prepayments of principal upon the occurrence of certain events, including the issuance of equity, the issuance of certain debt, the sale of material assets of New PanAmSat and the receipt of insurance proceeds. The New Financing will include covenants that prohibit or limit, among other things, transactions with affiliates and pledges of New PanAmSat's assets and will require that New PanAmSat and its subsidiaries maintain a certain consolidated net worth.

  Because the indentures governing PanAmSat's existing debt and the certificate of designation for the PAS Preferred Stock restrict the use of PanAmSat's assets as collateral for any new borrowing or its ability to guarantee indebtedness of others, the terms of the New Financing are less favorable to New PanAmSat than if New PanAmSat were able to borrow against the consolidated credit of PanAmSat and Galaxy. See "RISK FACTORS--Substantial Leverage and Additional Capital Requirements."

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

                         THE REORGANIZATION AGREEMENT

TERMS OF THE REORGANIZATION

  The following is a summary of certain provisions of the Reorganization Agreement, a copy of which is attached hereto as Appendix A, and the Amendment to the Reorganization Agreement, a copy of which is attached hereto as Appendix AA, both of which are incorporated herein by reference. The following summary is qualified by reference to the complete text of the Reorganization Agreement.

  The Merger. Pursuant to the Reorganization Agreement and the Merger Agreement, at the Effective Time, PAS Merger Corp. will be merged with and into PanAmSat and all of the outstanding shares of the PAS Class A Common Stock and the PAS Ordinary Common Stock will be exchanged for the Merger Consideration (as defined below). At the Effective Time, the separate corporate existence of PAS Merger Corp. will cease and the internal corporate affairs of PanAmSat (the "Surviving Corporation") will continue to be governed by the laws of the State of Delaware. The Merger will be consummated promptly following receipt of all required governmental approvals and satisfaction or waiver (where permissible) of the other conditions to the Merger. The Merger will become effective at the time at which the certificate of merger to be filed pursuant to the DGCL is accepted for filing by the Secretary of State of the State of Delaware or such later date and time as may be specified in such certificate of merger.

  The Univisa Contribution. Immediately prior to the Merger, in a separate but related transaction pursuant to the Univisa Contribution Agreement, New PanAmSat will acquire from S Company all of the capital stock of Univisa, which indirectly owns all of the shares of PAS Class B Common Stock. In connection with the Univisa Contribution, S Company will receive for each share of PAS Class B Common Stock indirectly owned by Univisa, at S Company's election, consideration equal in amount and form (subject to proration, as applicable), to the consideration payable on account of each share of PAS Class A Common Stock and PAS Ordinary Common Stock in the Merger. See "THE UNIVISA CONTRIBUTION AGREEMENT" and "THE REORGANIZATION--Background of the Reorganization" for a description of the reason that the PAS Class B Common Stock has been treated in the manner set forth above.

  The Asset Contribution. Pursuant to the Reorganization Agreement, on the Closing Date, HCI will cause the Galaxy Assets (as defined below) and the Galaxy Liabilities (as defined below) to be conveyed to or assumed by New PanAmSat. In order to effect the foregoing transfer, (x) HCG and HCSS shall convey to New PanAmSat all right, title and interest in and to the Galaxy Assets owned by them, and (y) HCI shall convey, transfer, assign and deliver to New PanAmSat all of HCI's right, title and interest in and to all of the issued and outstanding shares of common stock of HCS, HCCS and HCJ. For purposes of the Reorganization Agreement, "Galaxy Assets" include any and all of the assets, properties, interests and rights owned by or used in the Galaxy Business (as defined below) of every kind and description, whether located in HCG, HCSS, HCS, HCCS or HCJ, but excluding certain assets, including all assets of HCI or its subsidiaries related to HCI's SPACEWAY business, its mobile telecommunications business, American Mobile Satellite Corporation and ICO Global Communications. For purposes of the Reorganization Agreement, "Galaxy Liabilities" include, with certain exceptions, all direct and indirect liabilities of any type arising out of or relating to the Galaxy Business. For purposes of the Reorganization Agreement, the "Galaxy Business" means the business of HE or any of HE's affiliates existing on the Closing Date relating to (i) the sale or lease of, or the provision of satellite services via, transponder capacity on satellites operating in geostationary earth orbit in the C-band, Ka-band and Ku-band frequencies for the transmission of video, audio and data signals; and (ii) the provision of TT&C services for such satellites and for other satellites operating in geostationary earth orbit in the C-band, Ka-band, Ku-band, L-band and UHF-band frequencies or other frequency bands that may be utilized in the future; but in each case, excluding the sale or lease of transponder capacity and TT&C services provided on or for any satellite that has both (x) multiple (six or more) receive and transmit beams and (y) an on-board satellite payload processor which can switch uplink signals in one beam to a downlink signal in one of multiple beams. As consideration for the Asset Contribution, on the Closing Date New PanAmSat will issue to HCI, HCG and HCSS, in such proportions as HCI shall determine, an aggregate of 106,622,807 shares of New PAS Common Stock.

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

  Corporate Structure Following Reorganization. As a result of the Merger and the Univisa Contribution, New PanAmSat will own, directly and indirectly, all of the shares of PAS Common Stock (but not the PAS Preferred Stock, which will remain outstanding) and PanAmSat will become a wholly owned subsidiary of New PanAmSat. As a result of the Asset Contribution, New PanAmSat will become the owner and operator of the Galaxy Business. At the Effective Time, New PanAmSat will change its corporate name to "PanAmSat Corporation" and PanAmSat will change its name to "PanAmSat International Systems, Inc."

  Certificate of Incorporation and Bylaws. The Reorganization Agreement provides that the certificate of incorporation of New PanAmSat (the "New PanAmSat Certificate of Incorporation") and the bylaws of New PanAmSat (the "New PanAmSat Bylaws") will be in the form attached as Appendices F and G hereto, respectively. The Reorganization Agreement provides that the PanAmSat Certificate of Incorporation as in effect at the Effective Time will become the certificate of incorporation of the Surviving Corporation until duly amended in accordance with the terms thereof and the DGCL; provided that the PanAmSat Certificate of Incorporation will be amended prior to the Reorganization pursuant to the Charter Amendment. See "THE SPECIAL MEETING" and "PROPOSAL TO APPROVE AND ADOPT THE CHARTER AMENDMENT." The Bylaws of PanAmSat in effect at the Effective Time will become the Bylaws of the Surviving Corporation.

  Directors and Officers. The directors of PAS Merger Corp. at the Effective Time will become the directors of the Surviving Corporation until their successors have been duly elected or appointed in accordance with applicable law. The officers of PanAmSat at the Effective Time will become the officers of the Surviving Corporation until their successors have been duly elected or appointed in accordance with applicable law. See "THE REORGANIZATION-- Management and Operations of New PanAmSat and PanAmSat after the Merger."

  Effect of the Merger on the Securities of PanAmSat and PAS Merger Corp. In addition, at the Effective Time, the shares of the common stock of PAS Merger Corp. outstanding immediately prior to the Effective Time shall be converted into and become (a) the number of shares of Class A Common Stock of the Surviving Corporation that is equal to the number of shares of, and having terms identical in all respects to, the PAS Class A Common Stock outstanding immediately prior to the Merger and (b) the number of shares of Common Stock of the Surviving Corporation that is equal to the number of shares of, and having terms identical in all respects to, the PAS Ordinary Common Stock outstanding immediately prior to the Merger. At the Effective Time, (i) all shares of PAS Class A Common Stock and PAS Ordinary Common Stock held by any person other than New PanAmSat or any of its subsidiaries shall cease to be outstanding and shall be canceled and retired, and the holder thereof shall have no rights except the right to receive, without interest, the Merger Consideration and cash in lieu of fractional shares as described below, and
(ii) each share of PAS Common Stock held in treasury ("PAS Treasury Stock") will be canceled and retired without payment of any consideration therefor. All outstanding shares of PAS Class B Common Stock will remain outstanding and continue to be held indirectly by Univisa, which will become a subsidiary of New PanAmSat, as a result of the Univisa Contribution. The PAS Preferred Stock shall remain outstanding.

  Merger Consideration. Pursuant to the Reorganization Agreement, at the Effective Time each issued and outstanding share of PAS Class A Common Stock and PAS Ordinary Common Stock other than Dissenting Shares and PAS Treasury Stock (collectively, the "PAS Shares") will be converted, at the election of the holder thereof, into one of the following (collectively, the "Merger Consideration"):

    (a) the right to receive (x) an amount in cash equal to one half ( 1/2) of the Standard Cash Consideration (as defined below) plus (y) one half ( 1/2) share of New PAS Common Stock (collectively, the "Standard Consideration"). The "Standard Cash Consideration" means an amount in cash equal to $30, provided that if the Closing has not occurred on or prior to September 20, 1997, the Standard Cash Consideration with respect to PAS Shares will be increased at a rate equal to 9% per annum from and including the first anniversary date to but excluding the Closing Date; or

    (b) the right to receive (subject to proration, as applicable) New PAS Common Stock in an amount equal to one share of New PAS Common Stock (the "Stock Consideration"); or

    (c) the right to receive (subject to proration, as applicable) the Standard Cash Consideration.

  The number of shares of New PAS Common Stock and the amount of cash distributed with respect to elections for the Stock Consideration and/or the Standard Cash Consideration may be limited under certain circumstances. However, the number of shares of New PAS Common Stock and the amount of cash distributed to PanAmSat stockholders that elect to receive the Standard Consideration on account of their PAS Shares will not in any way be affected by such limits. See "--Elections by Holders of PAS Common Stock; Exchange of Stock Certificates in the Merger."

  Treatment of Options for PAS Common Stock. Each holder of a then-outstanding Option to purchase shares of PAS Ordinary Common Stock under the Stock Plan, whether or not then exercisable, will, in settlement thereof, receive for each share of PAS Ordinary Common Stock subject to such Option an amount (subject to applicable withholding tax) in cash equal to the Option Consideration, provided that with respect to any person subject to Section 16(b) of the Exchange Act, any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. Upon receipt of the Option Consideration, each Option will be canceled. The surrender of an Option to PanAmSat in exchange for the Option Consideration will be deemed a release of all rights the holder had in respect of such Option. Except as otherwise agreed to by the parties to the Reorganization Agreement, the Stock Option Plans will terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any interest in respect of the capital stock of PanAmSat or any of its subsidiaries will be canceled.

  Fractional Shares. No fractional shares of New PAS Common Stock will be issued in the Merger or the Univisa Contribution. In lieu of the issuance of any such fractional shares, each holder of PAS Common Stock who otherwise would be entitled to receive a fractional share of New PAS Common Stock pursuant to the Merger or the Univisa Contribution will be paid a cash adjustment in respect of any fractional share of New PAS Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to the product of such fractional amount and the Standard Cash Consideration.

  Transfer Restrictions. At or after the Effective Time, there will be no transfers on the stock transfer books of PanAmSat of the certificates representing PAS Common Stock (each, a "Stock Certificate") which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates formerly representing any such Stock Certificates are presented to the Surviving Corporation, they will be canceled and exchanged for the consideration, if any, deliverable in respect thereof pursuant to the Reorganization Agreement. Stock Certificates surrendered in exchange for Merger Consideration by any person constituting an "affiliate" of PanAmSat for purposes of Rule 145(c) under the Securities Act shall not be exchanged until New PanAmSat has received a written agreement from such person not to transfer shares of New PAS Common Stock in violation of Rule 145.

ELECTIONS BY HOLDERS OF PAS COMMON STOCK; EXCHANGE OF CERTIFICATES IN THE
MERGER

  Elections. Concurrently herewith, an election form (the "Election Form") is being mailed to each person who is a record holder of PAS Shares on the Record Date. Each such holder will have the right to submit an Election Form specifying the number of shares of PAS Common Stock that such person desires to have converted into the right to receive the Standard Consideration (a "Standard Election"), the number of shares of PAS Common Stock that such person desires to have converted into the right to receive the Stock Consideration (a "Stock Election") and the number of shares of PAS Common Stock that such person desires to have converted into the right to receive the Cash Consideration (a "Cash Election"). All PAS Shares for which such an election is not made will be deemed to have made the Standard Election. The same procedure regarding the foregoing elections will be used to determine the consideration to be paid to S Company in the Univisa Contribution. See "THE UNIVISA CONTRIBUTION AGREEMENT." The number of shares of New PAS Common Stock issued to PanAmSat stockholders that make an effective Stock Election and the amount of cash distributed to New PanAmSat stockholders that make an effective Cash Election may be subject to the proration procedures described below. HOWEVER, THE NUMBER OF SHARES OF NEW PAS COMMON STOCK AND THE AMOUNT OF CASH DISTRIBUTED TO PANAMSAT STOCKHOLDERS THAT MAKE AN EFFECTIVE STANDARD ELECTION WILL NOT IN ANY WAY BE AFFECTED BY THE PRORATION PROCEDURES.

  The Reorganization Agreement requires that, prior to the Effective Time, HCI must designate a bank or trust company reasonably acceptable to PanAmSat to act as the exchange agent for purposes of paying the Merger Consideration (the "Exchange Agent"). HCI has appointed Boston EquiServe, L.P. to serve as the Exchange Agent. Concurrently herewith, the Exchange Agent mailed an Election Form to each person who was a holder of record of PAS Shares immediately prior to the Record Date (i) a letter of transmittal (the "Letter of Transmittal") which specifies that delivery shall be effected, and risk of loss and title to each Stock Certificate will pass, only upon delivery of such Stock Certificates to the Exchange Agent, (ii) instructions for use in effecting the surrender of such Stock Certificate in exchange for the Merger Consideration with respect to the PAS Common Stock formerly represented thereby and (iii) an Election Form providing for such holders to make the Standard Election, the Stock Election or the Cash Election. An election will be valid only if a properly completed and executed Election Form accompanied by the Stock Certificate of the holder submitting such Election Form is received by the Exchange Agent by 5:00 p.m. (Eastern Standard Time) on the day immediately preceding the date of the Special Meeting, as the same may be postponed or adjourned (the "Election Deadline"). Holders of all PAS Shares transferred following the Record Date or for which an effective election has not been made will be deemed to have made a Standard Election.

  HOLDERS OF PAS COMMON STOCK SHOULD NOT SEND ANY CERTIFICATES REPRESENTING PAS COMMON STOCK WITH THE ENCLOSED PROXY CARD. CONCURRENTLY HEREWITH, AN ELECTION FORM AND A LETTER OF TRANSMITTAL ARE BEING MAILED TO EACH PERSON WHO IS A HOLDER OF OUTSTANDING PAS ORDINARY COMMON STOCK OR PAS CLASS A COMMON STOCK ON THE RECORD DATE, AND UPON REQUEST TO THE EXCHANGE AGENT, WILL BE MAILED TO EACH PERSON WHO BECOMES A HOLDER OR BENEFICIAL OWNER OF PAS ORDINARY COMMON STOCK OR PAS CLASS A COMMON STOCK PRIOR TO THE ELECTION DEADLINE. PANAMSAT STOCKHOLDERS SHOULD SEND CERTIFICATES REPRESENTING PAS ORDINARY COMMON STOCK AND PAS CLASS A COMMON STOCK TO THE EXCHANGE AGENT ONLY AFTER THEY RECEIVE, AND IN ACCORDANCE WITH, THE INSTRUCTIONS CONTAINED IN THE ELECTION FORM AND LETTER OF TRANSMITTAL.

  As soon as practicable after the Election Deadline, the Exchange Agent will determine the allocation of the cash and stock portions of the Merger Consideration and shall notify New PanAmSat of its determination (the "Allocation Determination"). Promptly after the Allocation Determination, New PanAmSat will deposit (or cause to be deposited) with the Exchange Agent, for the benefit of the holders of PAS Common Stock and S Company, (i) cash in an amount sufficient to pay the aggregate cash portion of the Merger Consideration and the cash consideration payable in connection with the Univisa Contribution and (ii) certificates representing the shares of New PAS Common Stock ("New PanAmSat Certificates") for exchange in accordance with the Reorganization Agreement and the Univisa Contribution Agreement (the cash and shares deposited are hereafter referred to as the "Exchange Fund"). Upon surrender of a Stock Certificate, the holder of such Stock Certificate (or, S Company, upon the consummation of the Univisa Contribution) will be entitled to receive promptly after the Allocation Determination, in exchange therefor
(a) a certified or bank cashier's check in the amount equal to the cash, if any, which such holder has the right to receive (including any cash in lieu of fractional shares of New PAS Common Stock) pursuant to the Reorganization Agreement and/or (b) a New PanAmSat Certificate representing the number of shares of New PAS Common Stock, if any, which such holder has the right to receive pursuant to the Reorganization Agreement, in each case less the amount of any required withholding taxes. Until so surrendered, each Stock Certificate will be deemed, from and after the Effective Time, to represent only the right to receive the Merger Consideration with respect to the PAS Shares formerly represented thereby.

  Proration of Cash Elections. The amount of cash distributed to PanAmSat stockholders that make effective Cash Elections may be limited under certain circumstances. The Reorganization Agreement provides that the aggregate amount of cash to be paid in the Merger and pursuant to the Univisa Contribution Agreement will not exceed the product of (x) $15 (plus any interest applicable to the Standard Cash Consideration) and (y) the aggregate number of shares of PAS Common Stock issued and outstanding immediately prior to the Effective Time (the "Maximum Cash Amount"). In the event that the sum of (a) the aggregate amount of cash represented by the Cash Elections under the Reorganization Agreement and the Univisa Contribution Agreement and (b) the product of the aggregate number of Dissenting Shares and the Standard Cash Consideration (such sum, the "Requested Cash Amount") exceeds the Maximum Cash Amount minus the aggregate amount of cash payable pursuant to Standard Elections made or deemed to have been made (such difference, the "Cash Cap"), each holder making (or deemed to make) a Cash Election under the Reorganization Agreement and the Univisa Contribution Agreement will receive
(a) cash in an amount equal to the greater of (i) $15 (plus any interest applicable to the Standard Cash Consideration) and (ii) the product of the Standard Cash Consideration and a fraction, the numerator of which is the Cash Cap and the denominator of which is the Requested Cash Amount (the "Prorated Cash Amount") and (b) a number of shares of New PAS Common Stock equal to a fraction, the numerator of which is equal to the Standard Cash Consideration minus the Prorated Cash Amount and the denominator of which is the Standard Cash Consideration. See "THE UNIVISA CONTRIBUTION AGREEMENT."

  Proration of Stock Elections. The number of shares of New PAS Common Stock that may be issued pursuant to Stock Elections under the Reorganization Agreement and the Univisa Contribution Agreement may be limited under certain circumstances. The Reorganization Agreement provides that, at New PanAmSat's option, in the event that the Requested Cash Amount is less than the Cash Cap, each holder making a Stock Election will receive, at New PanAmSat's option, for each share for which a Stock Election has been made, (i) not more than the Stock Consideration and not less than a number of shares of New PAS Common Stock equal to a fraction, the numerator of which is the product of the aggregate number of shares of New PAS Common Stock represented by Stock Elections and the Standard Cash Consideration (the "Requested Stock Amount") minus the difference between the Cash Cap and the Requested Cash Amount, and the denominator of which is the Requested Stock Amount (such whole or fractional share, the "Prorated Stock Amount") and (ii) cash in an amount equal to the product of the Standard Cash Consideration and one minus the Prorated Stock Amount. As of the date of this Proxy Statement/Prospectus, New PanAmSat has not determined whether it will limit the Requested Stock Amount.

  Certain Prorations of Excess Cash. In addition, the holders of PAS Class A Common Stock and S Company have agreed between themselves, without affecting the rights of the holders of the PAS Ordinary Common Stock, that to the extent that $15 multiplied by the number of outstanding shares of PAS Common Stock exceeds the sum of (x) one half ( 1/2) of the cash represented by the shares of PAS Common Stock that make effective Cash Elections under the Reorganization Agreement and the Univisa Contribution Agreement, plus (y) the cash represented by shares of PAS Common Stock as to which Standard Elections were effectively made under the Reorganization Agreement and the Univisa Contribution Agreement ("Excess Cash"), then the first $30 million of such Excess Cash (plus any interest as provided in the Reorganization Agreement) that S Company would have been entitled to receive pursuant to the Univisa Contribution Agreement shall instead be paid to the holders of PAS Class A Common Stock, and S Company shall receive the second $30 million (plus any interest as provided in the Reorganization Agreement) that holders of PAS Class A Common Stock would have been entitled to receive pursuant to the Reorganization Agreement. If cash is transferred from one holder to another, then the number of shares of New PAS Common Stock equal to the additional cash that was delivered divided by $30 will be transferred from the transferee of such cash to the transferor of such cash.

  Value Unit Proration. The Univisa Contribution Agreement contemplates that the Share Repurchase of 7.5 million shares of New PAS Common Stock in exchange for $225 million will occur immediately after S Company receives the consideration payable in exchange for the Univisa Contribution. The Reorganization Agreement assures that 7.5 million shares will be available for redemption under the Univisa Contribution

Agreement by providing that if, as a result of all elections and prorations,
7.5 million shares would not be available for repurchase pursuant to the Univisa Contribution Agreement, then S Company's elections would be further prorated to ensure that a minimum of 7.5 million shares of New PAS Common Stock would be available for the Share Repurchase. See "THE UNIVISA CONTRIBUTION AGREEMENT" and "THE DTH SALE."

  Unclaimed Amounts. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of New PAS Common Stock) that remains unclaimed by former stockholders of PanAmSat six months after the Effective Time will be delivered to New PanAmSat. Thereafter, former stockholders of PanAmSat will be entitled to look only to New PanAmSat for payment of the consideration payable on account of the Merger, cash in lieu of fractional shares and unpaid dividends and distribution on New PAS Common Stock deliverable in respect of each share such stockholder holds as determined pursuant to the Reorganization Agreement, in each case without any interest thereon. None of HCI, its affiliates, PanAmSat, New PanAmSat, the Exchange Agent or any other person will be liable to any former holder of PAS Shares or shares of PAS Class B Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  An election to receive all cash in connection with the Reorganization may result in the receipt of either all cash or, in the event that the aggregate amount of all elections to receive cash exceeds $15 multiplied by the number of shares of PAS Common Stock outstanding at the time of the Reorganization, a combination of cash and shares of New PAS Common Stock. For example, in the event that all cash is elected by all direct and indirect holders of PAS Common Stock, each such holder will receive $15 in cash plus one half ( 1/2) share of New PAS Common Stock on account of each share of PAS Common Stock held directly or indirectly by such holder.

  An election to receive all stock in connection with the Reorganization may result in the receipt of either all stock or, in the event that (i) the direct and indirect holders of more than one half ( 1/2) of the number of shares of PAS Common Stock outstanding at the time of the Reorganization elect to receive stock on account of such shares and (ii) New PanAmSat exercises its option to limit the number of additional shares of New PAS Common Stock to be issued, a combination of cash and shares of New PAS Common Stock. For example, in the event that all stock is elected by all direct and indirect holders of PAS Common Stock and New PanAmSat exercises its option to limit the number of additional shares of New PAS Common Stock to be issued, each such holder will receive one half ( 1/2) share of New PAS Common Stock plus $15 in cash on account of each share of PAS Common Stock held directly or indirectly by such holder. An election to receive $15 in cash and one half ( 1/2) share of New PAS Common Stock on account of each share of PAS Common Stock will not be affected by the proration procedures.

  The impact of the elections on New PanAmSat will depend upon whether such elections direct New PanAmSat to issue more stock or pay more cash. If more stock is issued, less debt will be incurred by New PanAmSat, making it less highly leveraged. If more cash is paid (up to the proration limits), New PanAmSat will incur more indebtedness as a result of such payments.

CERTAIN REPRESENTATIONS AND WARRANTIES

  The Reorganization Agreement contains various representations and warranties by both PanAmSat and the Hughes Parties and New PanAmSat as of the date of the Reorganization Agreement as to, among other things, (i) due organization, good standing and corporate authority to enter into the Reorganization Agreement and related agreements; (ii) capital structure; (iii) ability of the parties to execute and deliver the Reorganization Agreement and related agreements and to perform their respective obligations thereunder; lack of violation thereby under their respective charters, bylaws or material contracts; (iv) the need for governmental or third-party consents to enter into the Reorganization Agreement and related agreements; (v) compliance with laws; (vi) absence of certain litigation; (vii) certain tax matters; (viii) absence of material liabilities related to employee benefit plans and the absence of material labor disputes; (ix) accuracy of statements supplied for inclusion in this Proxy Statement/Prospectus; (x) absence of non-ordinary course changes to the respective businesses; (xi) status of insurance; (xii) ownership of intellectual property; (xiii) absence of material environmental liabilities; (xiv) investment banking fees; (xv) material contracts; (xvi) ownership of real and personal property; (xvii) ownership of certain satellite-related assets; and (xviii) consultations with Intelsat, Eutelsat and other similar intergovernmental entities.

  The Reorganization Agreement also contains separate representations and warranties by PanAmSat as to (i) the filing of certain documents and financial statements with the Commission and (ii) the receipt of fairness opinions from Morgan Stanley and Salomon Brothers.

  The Hughes Parties and New PanAmSat also made separate representations as to the accuracy of certain financial statements of Galaxy and that, as of June 30, 1996, the Contributed Entities had made Capital Expenditures for Satellites Under Construction (as defined below) of at least $175 million for the six-month period ended June 30, 1996.

CONDITIONS TO THE REORGANIZATION

  Obligations of PanAmSat, the Hughes Parties and New PanAmSat. The respective obligations of PanAmSat, the Hughes Parties and New PanAmSat to consummate the Merger, the Univisa Contribution and the Asset Contribution are subject to the satisfaction on or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by the party benefiting thereby: (i) no government entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation or order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the transactions contemplated by the Reorganization Agreement or any of the related agreements; (ii) the Reorganization Agreement and the transactions contemplated thereby shall have been approved in the manner required by applicable law or by the applicable regulations of any stock exchange by the holders of the issued and outstanding shares of PAS Common Stock; (iii) the expiration or termination of any waiting period under the HSR Act shall have occurred, and no action shall have been instituted by the Antitrust Division or the FTC challenging or seeking to enjoin the consummation of the transactions contemplated by the Reorganization Agreement, which action shall not have been withdrawn by the party instituting such action or dismissed or terminated pursuant to a final, non-appealable judgment of a U.S. federal court; (iv) (A) the FCC shall have granted by final order the FCC Applications, without conditions, qualifications or other restrictions that are likely to have a material adverse effect immediately after the Closing Date, on New PanAmSat or any of its subsidiaries; and (B) except for Permits (as defined below) which lapse, expire or are terminated due to ordinary course changes in the business of PanAmSat and Galaxy, each of the Galaxy Permits and PAS Permits (as such terms are defined below) issued to Galaxy or PanAmSat by the FCC will be in full force and effect; notwithstanding the foregoing, HCI will have the unilateral right within 60 days after public notice of such final order, action or decision by the FCC to elect to waive this condition if HCI determines, in its sole discretion, that any pending appeal is not likely to have a material adverse effect on New PanAmSat and its subsidiaries, taken as a whole; provided that, if HCI fails to waive this condition within such 60-day period, then either PanAmSat or HCI shall have the right to terminate the Reorganization Agreement; (v) receipt of all necessary approvals from all government entities, other than the FCC, that have issued any Permits with respect to any PanAmSat satellites, PanAmSat ground stations, Galaxy satellites, Galaxy ground stations or other broadcasting and communications services; (vi) receipt of all other approvals or orders and the completion of all filings, notices or declarations required to be made before any government entity, other than the FCC, except where the failure to obtain such approval or make such filing would not be likely to have a material adverse effect on New PanAmSat or its subsidiaries; (vii) the effectiveness of the Registration Statement and the absence of any stop order suspending the effectiveness thereof and no proceeding for that purpose having been initiated by the Commission and all necessary approvals under state securities laws shall have been received; (viii) each of several agreements related to the Reorganization (the "Related Agreements") shall have been executed, delivered and, to the extent required to be performed by such agreements on or prior to the Closing Date, performed (or capable of being performed concurrently with consummation of the transactions contemplated under the Reorganization Agreement) by the parties thereto; (ix) the shares of New PAS Common Stock issuable in the Merger shall have been approved, upon official notice of issuance, for listing on either the NYSE or the Nasdaq. For purposes of the Reorganization Agreement, the term "Permits" means all permits (including conditional use permits), licenses, franchises, approvals, certificates, concessions, privileges, immunities, consents or other authorizations issued or authorized by any government entity, the term "PAS Permit" means any Permit that is material to PanAmSat and the term "Galaxy Permit" means any Permit that is material to the Galaxy Business.

  Obligation of PanAmSat. The obligation of PanAmSat to effect the transactions contemplated by the Reorganization Agreement is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by PanAmSat: (i) each of the representations and warranties of the Hughes Parties set forth in the Reorganization Agreement shall be true and correct in all material respects (without regard to any materiality limitations contained in any such representation or warranty and except that the representation of HCI with respect to the Contributed Entities' Capital Expenditures for Satellites Under Construction (as defined below) shall be true and correct in all respects without regard to materiality), in each case as of the date of the Reorganization Agreement and except for inaccuracies or omissions having or reasonably likely to have, individually or in the aggregate, an economic impact on Galaxy of less than $50 million (excluding the representation of the Hughes' Parties with respect to Capital Expenditures for Satellites Under Construction) provided that a breach of the representation and warranty with respect to Capital Expenditures for Satellites Under Construction shall not be considered a failure of this condition, if any deficiency is cured by the Closing Date; (ii) each of the Hughes Parties and HE shall have performed in all material respects (other than the obligations of the Hughes Parties and HE with respect to the establishment and maintenance of a closed accounting system, dispositions of assets and the obligation of HCI and/or HE to add at least $575 million to the Capital Expenditures for Satellites Under Construction account between June 30, 1996 through the Closing Date, which will be performed without regard to materiality) all obligations required to be performed by it under the Reorganization Agreement and the Related Agreements to which it is a party on or before the Closing Date; notwithstanding the foregoing, the obligations of PanAmSat to effect the transactions contemplated by the Reorganization Agreement shall not be relieved by the failure of the foregoing condition if such failure is the result, directly or indirectly, of any breach by PanAmSat of any of its material obligations under the Reorganization Agreement; (iii) no material adverse change shall have occurred since September 20, 1996 with respect to the Galaxy Business having or reasonably likely to have, individually or in the aggregate, an adverse economic impact or consequence (including diminution in value) of more than $200 million; provided, however, that none of the following shall be deemed to be a "change": (a) the loss, denial or dismissal of any pending application for a Galaxy Permit that has been filed with the FCC or (b) a loss, to the extent caused by or related to
(1) a mere delay in the receipt of revenue, as opposed to the cancellation or modification of a contract, and the consequent loss of revenue related to such delay or (2) the launch or in-orbit failure of any Galaxy satellite, to the extent such loss is covered by insurance.

  Obligations of the Hughes Parties. The obligations of the Hughes Parties to effect the transactions contemplated by the Reorganization Agreement are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by HCI: (i) each of the representations and warranties of PanAmSat set forth in the Reorganization Agreement shall be true and correct in all material respects (without regard to any materiality limitations contained in any such representation or warranty) as of the date of the Reorganization Agreement, except for inaccuracies or omissions having or reasonably likely to have, individually or in the aggregate, an economic impact on PanAmSat and its subsidiaries taken as a whole of less than $50 million; (ii) PanAmSat shall have performed in all material respects all obligations required to be performed by it under the Reorganization Agreement and the related agreements to which it is a party on or before the Closing Date; notwithstanding the foregoing, the obligations of HCI to effect the transactions contemplated by the Reorganization Agreement shall not be relieved by the failure of the foregoing condition if such failure is the result, directly or indirectly, of any breach by any Hughes Party of any of its material obligations under the Reorganization Agreement; (iii) no material adverse change shall have occurred since September 20, 1996 with respect to PanAmSat having or reasonably likely to have, individually or in the aggregate, an adverse economic impact or consequence (including diminution in value) of more than $200 million; provided, however, that none of the following shall be deemed to be a "change": (a) the loss, denial or dismissal of any pending application for a PAS Permit that has been filed with the FCC or (b) a loss, to the extent caused by or related to (1) a mere delay in the receipt of revenue, as opposed to the cancellation or modification of a contract, and the consequent loss of revenue related to such delay or (2) the launch or in-orbit failure of any PanAmSat satellite, to the extent such loss is covered by insurance, but provided further that the parties have agreed that the Comsat Litigation and any possible exposure in respect thereof may be evaluated in connection with a determination of whether a material adverse change has occurred notwithstanding the fact that the Comsat Litigation is disclosed in the schedules to the Reorganization Agreement; (iv) PanAmSat shall have delivered to HCI written evidence of the agreement by each holder of Options to terminate such Options on or before the Effective Time; (v) PanAmSat shall have delivered to HCI evidence satisfactory to HCI that PanAmSat will, as of the Closing Date, terminate all of its obligations under the Original MOU (as defined below under the caption "THE DTH SALE") and the related oral agreement regarding an equity interest in a DTH venture in the Iberian Peninsula; and
(vi) PanAmSat shall have delivered to HCI a letter of resignation from each person that is a director of PanAmSat immediately prior to the Closing, which resignation shall be effective as of the Effective Time.

CONDUCT OF BUSINESS PRIOR TO THE EFFECTIVE TIME

  Except as contemplated by the Reorganization Agreement, or with the prior written consent of the other parties thereto, each of PanAmSat, as to PanAmSat and its subsidiaries, and HCI and HCG, as to the Galaxy Business, have agreed, among other things, that during the period from September 20, 1996 through the Closing Date (the "Interim Period"), except as otherwise disclosed on the
Schedules: (i) each of PanAmSat and the Contributed Entities will carry on their respective businesses in the ordinary course and use commercially reasonable efforts to keep intact its present business organizations, keep available the services of its current officers and employees and preserve its goodwill and relationships with customers, suppliers and others having business dealings with it; (ii) neither PanAmSat nor any of the Contributed Entities will (a) declare any dividends on or make other distributions in respect of any class or series of its capital stock, except for noncash dividends in respect of preferred stock, or cash dividends or distributions paid on or with respect to the capital stock of a wholly owned subsidiary; (b) split or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of its capital stock; or (c) repurchase or redeem or otherwise acquire any shares of its capital stock or other securities of it, or any of its affiliates; (iii) neither PanAmSat nor any of the Contributed Entities will, subject to certain exceptions, (a) issue or sell additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, or any other securities in respect of shares of common stock outstanding or (b) amend, waive or otherwise modify any of the terms of any option, warrant or stock option plan; (iv) neither PanAmSat nor any of the Contributed Entities will amend or propose to amend their respective articles of incorporation or bylaws; (v) neither PanAmSat nor any of the Contributed Entities will, subject to certain exceptions, (a) acquire or agree to acquire any satellite or other spacecraft which it has not previously agreed in writing to acquire, or (b) except as otherwise required, make one or more investments or capital expenditures exceeding $35 million in the aggregate in any twelve-month period for all such investments or expenditures that occur from September 20, 1996; provided, however, that (1) PanAmSat or any Contributed Entity may replace any satellite lost in a launch or in orbit, and (2) PanAmSat may continue existing capital programs (plus additional expenses solely for change orders of up to 10% of the progress payments on each satellite remaining to be paid as of the date of the Reorganization Agreement) and purchase such terrestrial equipment as necessary to supply customers in the ordinary course in connection with leases of transponder capacity by such customers; and provided further, that PanAmSat shall not make additional investments in, or make any capital expenditures for the benefit of, any business engaged in DTH services unless ancillary to the sale or lease of, or other provision of services or capacity via, transponders; (vi) neither PanAmSat nor any of the Contributed Entities will sell, pledge, lease, dispose of or encumber any of its assets other than in the ordinary course of business consistent with past practice; (vii) neither PanAmSat nor any of the Contributed Entities will authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution; (viii) neither PanAmSat nor any of the Hughes Parties will take any action that results in any of their respective representations or warranties being untrue in any material respect or any of their respective covenants or any other conditions to the Asset Contribution, the Univisa Contribution or the Merger not being satisfied in all material respects; (ix) neither PanAmSat nor any of the Contributed Entities will, subject to certain exceptions, assume, incur or pre-pay any indebtedness or guarantee any such indebtedness or issue or sell any

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debt securities or warrants or rights to acquire any debt securities or guarantee any such indebtedness or enter into any lease other than in the ordinary course, or create any mortgages, liens, security interests or other encumbrances on their property in connection with any indebtedness thereof, or enter into any keepwell or other agreements to maintain the financial condition of another person; (x) neither PanAmSat nor any of the Contributed Entities will, subject to certain exceptions and other than in the ordinary course of business consistent with past practice, enter into, materially modify or amend any of the terms or provisions of any material contract, other than in the ordinary course of business consistent with past practice; (xi) neither PanAmSat nor any of the Contributed Entities will take any action, other than in the ordinary course of business, consistent with past practice or as required by the Commission or by law, to effect any material change in any of its current accounting policies, procedures and practices; (xii) neither PanAmSat nor any of the Contributed Entities will pay, discharge or satisfy any material claims, liabilities or obligations other than in the ordinary course of business and consistent with past practice; (xiii) neither PanAmSat nor any of the Contributed Entities will waive any rights of substantial value or make any payment, direct or indirect, of any material liability before the same comes due, except to the extent to which fair value is received in exchange for such waiver or payment; (xiv) neither PanAmSat nor any of the Contributed Entities will fail to maintain its existing insurance coverage; (xv) neither PanAmSat nor any of the Contributed Entities will engage in any transaction, agreement or understanding with, directly or indirectly, any of such entity's affiliates (as defined in Rule 12b-2 under the Exchange Act) which involves the transfer of consideration or has a financial impact on such entity, other than pursuant to existing agreements which are done on terms that the respective board of directors determines in good faith to be equal to, or more favorable than, the terms that could be obtained from third parties in similar transactions and/or for similar goods or services or which are otherwise permitted; (xvi) except for Permits which lapse or expire due to ordinary course changes in the business of PanAmSat or Galaxy, and subject to certain other exceptions, neither PanAmSat nor Galaxy will surrender or fail to renew or extend any of the Permits issued to them by the FCC (other than those related to PanAmSat or Galaxy ground stations) or give the FCC or other government entity with jurisdiction any grounds to institute any proceeding for the revocation, suspension or adverse modification of any PAS Permit, or Galaxy Permit, issued by the FCC; (xvii) each of the Contributed Entities and PanAmSat will, subject to certain exceptions, use commercially reasonable efforts to maintain each material FCC construction Permit until the applicable construction projects are complete and will use commercially reasonable efforts to avoid having certain permits dismissed or denied; (xviii) each of the Contributed Entities and PanAmSat will use commercially reasonable efforts to protect the transmissions to and from PanAmSat's satellites and ground stations and to and from Galaxy's satellites and ground stations from interference from other radio communications facilities (existing or proposed) to the extent such interference is prohibited by FCC rules or rights accorded to such satellites under the ITU's Radio Regulations and shall promptly notify the other party of any actual or threatened interference; and (xix) subject to certain exceptions, neither PanAmSat nor the Contributed Entities will enter into any contract, agreement or other instrument that (a) does not expire by the later of one year after the date of the Reorganization Agreement or six months after the Closing Date or (b) is not subject to termination upon less than six months' written notice to the other party thereto, which in either case materially restricts or limits its right to conduct business or compete.

  In addition to the foregoing and subject to certain exceptions, PanAmSat and HCI also have agreed that none of PanAmSat, its subsidiaries or the Contributed Entities will, during the Interim Period: (i) increase any compensation or fringe benefits of any of its directors, officers, or key employees; (ii) pay or agree to pay any pension, retirement allowance, severance, termination or other employee benefit not required or contemplated by any of its existing benefit plans to any such director, officer or key employee, whether past or present; (iii) enter into any new, or materially amend any existing, employment or severance or termination agreement with any such director, officer or key employee (other than with respect to new hires consistent with past practice); or (iv) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except in each case
(a) to the extent required by applicable law or regulation, (b) pursuant to existing collective bargaining agreements, (c) in the case of PanAmSat and its subsidiaries only, for cash bonuses in lieu of options not to exceed $5 million in the

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aggregate, (d) normal bonuses and normal increases to officers and key employees consistent with past practice or other agreements which PanAmSat and HCI believe are necessary for the continued conduct of their respective business in the ordinary course, or (e) for amendments to its existing benefits plans which were disclosed to the other parties prior to the execution of the Reorganization Agreement or which would not materially increase the cost of benefits to PanAmSat and its subsidiaries, taken as a whole, or to the Galaxy Business, as the case may be. During the Interim Period, control of the operations of PanAmSat and its subsidiaries will remain with PanAmSat and control of the Galaxy Business will remain with HCI and the Contributed Entities. No action will be taken constituting an assignment or transfer of control of an FCC permit requiring the consent of the FCC without first obtaining such consent or approval.

  Subject to certain exceptions, New PanAmSat has agreed that during the Interim Period it will conduct no operations and will preserve intact its business organization. In addition, subject to certain exceptions, New PanAmSat will not, prior to the Closing Date, without the prior written consent of PanAmSat: (i) amend its certificate of incorporation or bylaws (other than as contemplated by the Reorganization Agreement); (ii) issue, pledge or sell additional shares of capital stock of any class or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, or any other securities in respect of, in lieu of, or in substitution for, shares of common stock outstanding on September 20, 1996; (iii) declare any dividend or other distribution in respect of any class or series of its capital stock; (iv) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution; (v) take any action that would make any representation or warranty of the Hughes Parties contained in the Reorganization Agreement inaccurate in any respect at, or as of any time prior to, the Closing Date; or (vi) enter into a contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

  The parties to the Reorganization Agreement have also agreed: (i) to provide each other during the Interim Period with reasonable access to information about their respective businesses, other than competitively sensitive information such as pricing or customer specific information; (ii) to treat as confidential each other's confidential information; (iii) to cooperate in preparing filings in connection with obtaining any necessary regulatory approvals, including FCC consent, to the transactions contemplated by the Reorganization Agreement; (iv) to give notice to each other of certain events;
(v) to consult with each other as to any press releases or public announcements relating to the Reorganization Agreement or the transactions contemplated thereby; (vi) that PanAmSat will deliver to HCI a letter identifying, to the best of PanAmSat's knowledge, all persons whom PanAmSat expects will be deemed to be affiliates of PanAmSat for purposes of Rule 145 under the Securities Act; (vii) that New PanAmSat will prepare and submit to the NYSE or the Nasdaq a listing application covering the shares of New PAS Common Stock issuable in the Merger; (viii) that, on or prior to the Closing Date, each Contributed Entity shall enter into written agreements to document all previously undocumented arrangements with Affiliates of the Contributed Entities for material goods or services provided to the Galaxy Business; (ix) that promptly following the Closing, New PanAmSat will enter into a customary agreement to pay and indemnify HE for obligations arising under existing guarantees provided by HE of leveraged leases of transponders used in the Galaxy Business; (x) to supplement their respective schedules delivered in connection with the Reorganization Agreement as of the Closing Date to the extent necessary to reflect matters permitted by, or consented to by, the other parties or as may be necessary to make the schedules accurate and complete in all material respects as of the Closing Date; (xi) subject to the fulfillment at or before the Closing Date of each of the conditions of performance set forth in the Reorganization Agreement or the waiver thereof, to perform such further acts and execute such documents as may be reasonably required to effect the transactions contemplated by the Reorganization Agreement; (xii) to enter into and take all actions necessary to consummate the transactions contemplated by each of the Related Agreements to which they are a party, subject in each case to the terms and conditions of each such Related Agreement; and (xiii) to cooperate in the preparation of this Proxy Statement/Prospectus and the related Registration Statement pertaining to the shares of New PAS Common Stock issuable in connection with the Merger.

  Pursuant to the Reorganization Agreement, HCI shall cause one of the Contributed Entities to acquire a leasehold interest, for a term of at least 30 years and otherwise on commercially reasonable terms and conditions, in and to the real property on which are located the ground station and other improvements currently owned by HCSS located off

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

East Garton Road in Castle Rock, Colorado. In addition, such lease shall provide that any domestic or international satellite arc shall not be blocked by any improvement or structure on any adjoining land owned or controlled by HCSS, its successors and assigns. HCI shall cause one of the Contributed Entities to continue to negotiate, on commercially reasonable terms, for the acquisition of the fee interest of Texaco Exploration and Production, Inc. in and to approximately 752 acres located off Telegraph Road in Fillmore, California.

  The Reorganization Agreement further provides that, as of July 1, 1996, the Galaxy Business will operate as a separate stand-alone entity with respect to all aspects of its cash management including retention of the cash receipts and proceeds from all sources of the business together with the payment of all necessary operating expenses of the business (excluding noncash outlays for expenses such as depreciation and amortization) and capital outlays (including those expenses and capital outlays that are directly attributable to the business but which may, for convenience purposes, be paid by HE and redistributed to the Galaxy Business) (the "Closed System"). The Galaxy Business also will be responsible for the payment of all properly allocated costs of the Galaxy Business, including its allocated share of corporate and sector "General & Administrative" costs consistent with the past accounting practices of the Galaxy Business. The Galaxy Business will compute an income tax provision for the taxable earnings of the business in accordance with GAAP and will provide for the appropriate income taxes of the business including the determination and recognition of necessary deferred tax amounts (which deferred tax amounts may not be deducted as cash expenses). In addition, HCI will cause all proceeds received during the Interim Period from any source with respect to the disposition of any asset or group of assets disposed of in related transactions valued in excess of $60,000 (other than for satellites under construction) included in the Galaxy Business to be separately identified and retained within the Closed System. The aforementioned practices will constitute a Closed System of cash management. HCI will be required to use cash proceeds retained in the business to fund additions to its Capital Expenditures for Satellites Under Construction accounts. For purposes of the Reorganization Agreement, "Capital Expenditures for Satellites Under Construction" includes manufacturing, launch and launch insurance, progress payments and capitalized interest amounts. HCI, with the assistance of HE, will continue to manage and pursue its capital expenditures program for the construction and development of satellites during the period from July 1, 1996 through the Closing Date as it deems necessary in the ordinary course of its business and consistent with prudent business practices. To the extent that additions to HCI's Capital Expenditures for Satellites Under Construction accounts, as determined on a consistent basis and in accordance with GAAP and HCI's historical accounting practices and procedures, during the period from July 1, 1996 through the Closing of the Merger, do not equal or exceed $575 million in the aggregate, HE shall be obligated to contribute any difference in cash at the Closing. At Closing, the Galaxy Business will not participate in any cash management programs of HE and New PanAmSat will operate as an independent company.

NON-SOLICITATION

  Under the Reorganization Agreement, PanAmSat agreed that it will not, and will not permit its subsidiaries to, directly or indirectly, enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any other way with, any corporation, partnership, person or other entity or group (each, a "Person") (other than HCI, HCG or any of their affiliates or representatives), concerning any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal (as defined below); provided that the PanAmSat Board may, in the event of an unsolicited Acquisition Proposal, engage in negotiations or discussions with, or provide information or data to, any Person relating to an Acquisition Proposal if (x) the Acquisition Proposal is a bona fide fully-financed written offer submitted to the PanAmSat Board and, after consulting with a nationally recognized investment bank, the PanAmSat Board determines that such Acquisition Proposal is economically superior to the transactions contemplated by the Reorganization Agreement and the related agreements (a "Superior Acquisition Proposal"), and (y) the PanAmSat Board determines, after having received the written opinion of outside legal counsel to PanAmSat, that the failure to engage in such negotiations or discussions or provide such information would result in a breach of the fiduciary duties of the PanAmSat Board under applicable law. Then, in such event, the PanAmSat Board may withdraw or modify its approval or recommendation of the Merger or the Reorganization Agreement, approve or recommend the

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Superior Acquisition Proposal or terminate the Reorganization Agreement. HCI shall have the right to match any such Superior Acquisition Proposal and to have such matching proposal immediately accepted by PanAmSat, for five business days after HCI is informed of the necessary determinations with respect to such Superior Acquisition Proposal. Any information furnished to any Person in connection with an Acquisition Proposal shall be provided pursuant to a confidentiality agreement in customary form on terms not more favorable to such Person than the terms contained in the Confidentiality Agreement dated as of July 19, 1996 between PanAmSat and HE. Subject to all of the foregoing requirements, PanAmSat will immediately notify HCI orally and in writing if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made or any information is requested by any Person with respect to any actual or potential Acquisition Proposal, and immediately notify HCI of all material terms of any proposal which it may receive in respect of any such Acquisition Proposal (as defined below), including the identity of the Person making the Acquisition Proposal or the request for information, if known, and thereafter shall inform HCI on a timely, ongoing basis of the status and content of any discussions or negotiations with such a third party, including immediately reporting any material changes to the terms and conditions thereof. PanAmSat will, and will cause its subsidiaries and affiliates to and will use its best efforts to ensure that their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents, immediately cease and cause to be terminated all discussions and negotiations that have taken place prior to the date of the Reorganization Agreement, if any, with any Persons conducted heretofore with respect to any Acquisition Proposal. As used in the Reorganization Agreement, "Acquisition Proposal" means any of the following (other than the transactions contemplated by the Reorganization Agreement) involving PanAmSat or any of its subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction; (ii) any sale, lease exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of PanAmSat and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange for or other purchase of 10% or more of the outstanding shares of the capital stock of PanAmSat or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing. Nothing contained in the foregoing summary shall prohibit PanAmSat or the PanAmSat Board from taking and disclosing to its stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or making such disclosure as may be required by applicable law. Note, however, that subject to certain exceptions, under the Principal Stockholders Agreement, stockholders controlling over 98% of the vote have agreed to use their reasonable efforts to remove any member of the PanAmSat Board that fails to submit the Merger to the stockholders for their approval. See "OTHER AGREEMENTS--Principal Stockholders Agreement."

STANDSTILL AGREEMENT

  The Reorganization Agreement provides that for five years following the Closing, none of the Hughes Parties or their affiliates shall acquire, or come to hold, beneficially or otherwise, whether by purchase, exchange or otherwise, individually or in the aggregate, more than 81% of the outstanding equity interests in New PanAmSat, except (i) pursuant to a merger which is approved by the holders of a majority of the shares of New PAS Common Stock not owned directly or indirectly by HE or any of its affiliates, (ii) pursuant to a tender offer recommended by the Disinterested Directors (as defined below) of New PanAmSat and a second-step merger which offers the same per share consideration to all holders of New PAS Common Stock and in which more than one half of the outstanding New PAS Common Stock not owned by HCI and its affiliates at the inception of the transaction is either tendered or voted in favor of the transaction, and (iii) except pursuant to such other transaction as shall provide for equal treatment of holders of New PAS Common Stock and is approved by the holders of a majority of the shares of New PAS Common Stock not owned by HCI and its affiliates and by a majority of the Disinterested Directors of New PanAmSat. For purposes of the Reorganization Agreement "Disinterested Director" means a director of New PanAmSat that is not an existing or retired employee of New PanAmSat or any of its affiliates.

INDEMNIFICATION

  Indemnification and Insurance for Directors and Officers. The Reorganization Agreement provides that, from and after the Closing Date, all rights to indemnification existing on September 20, 1996 in favor of individuals who at or prior to the Closing Date were directors or officers of any of the Contributed Entities, New

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PanAmSat, PanAmSat or any of their respective subsidiaries, as set forth in their respective organizational documents, will survive the Merger, the Univisa Contribution and the Asset Contribution with respect to matters existing or occurring at or prior to the Closing Date and shall continue in full force and effect for a period of five years following the Closing Date. Each of HCI, the Contributed Entities, New PanAmSat, and PanAmSat will, and from and after the Closing Date, New PanAmSat will indemnify, defend and hold harmless each person who was on September 20, 1996, or has been at any time prior to September 20, 1996 or who becomes prior to the Closing Date, an officer or director of HCI, any Contributed Entity, New PanAmSat or PanAmSat, or any of their respective subsidiaries (each individually an "Indemnified Person" and, collectively, the "Indemnified Persons") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the Indemnified Person (which approval shall not be unreasonably withheld) as a result of, or in connection with, any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, the fact that such person is or was a director or officer of HCI, any Contributed Entity, New PanAmSat or PanAmSat, or any of their respective subsidiaries or out of or in connection with activities in such capacity, whether pertaining to any matter existing or occurring at or prior to the Closing Date and whether asserted or claimed prior to, at or after the Closing Date ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Reorganization Agreement or the transactions contemplated by the Reorganization Agreement, in each case to the full extent a corporation is permitted under the corporate law of the state in which it is incorporated to indemnify any such person and, without limiting the generality or effect of the foregoing, to the fullest extent provided in the respective organizational documents of HCI, the Contributed Entities, New PanAmSat and PanAmSat and their respective subsidiaries as in effect on September 20, 1996. New PanAmSat will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Person to the fullest extent permitted by law. In the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Persons (whether arising before or after the Closing Date), (i) the Indemnified Persons may retain counsel reasonably satisfactory to HCI or PanAmSat, or from and after the Closing, New PanAmSat and HCI or PanAmSat will, or from and after the Closing, New PanAmSat will pay all fees and expenses of such counsel for the Indemnified Persons promptly as statements therefore are received and
(ii) HCI or PanAmSat shall, or from and after the Closing, New PanAmSat will, use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of HCI or PanAmSat, or from and after the Closing, New PanAmSat, will be liable for any settlement effected without its prior written consent, which consent will not unreasonably be withheld. Any Indemnified Party wishing to claim indemnification under this section, upon learning of any such claim, action, suit, proceeding or investigation, shall notify HCI or PanAmSat, or from and after the Closing, New PanAmSat (but the failure so to notify shall not relieve a party from any liability which it may have under this section except and only to the extent such failure materially prejudices such party), and shall deliver to HCI or PanAmSat, or from and after the Closing, New PanAmSat, any undertaking contemplated or required by the corporate law of its state in which it is incorporated. The Indemnified Persons as a group may retain only one law firm to represent them with respect to each such matter unless there is, in the opinion of counsel to an Indemnified Person, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Persons or unless different defenses may exist. Each of HCI, the Contributed Entities, New PanAmSat and PanAmSat agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Persons with respect to matters occurring through the Closing Date, will survive the Asset Contribution, the Univisa Contribution and the Merger and will continue in full force and effect for a period of not less than four years from the Closing Date; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period will continue until the disposition of such Indemnified Liabilities.

  For a period of five years after the Closing Date, New PanAmSat will maintain in effect or replace with equivalent policies of directors' and officers' liability insurance as maintained by HCI, the Contributed Entities, New PanAmSat or PanAmSat, as the case may be, and their respective subsidiaries with respect to matters arising before the Closing Date, provided that New PanAmSat will not be required to pay an annual premium for such

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

insurance in excess of 175% of the last annual premium paid by HCI, a Contributed Entity, New PanAmSat or PanAmSat, as the case may be, prior to September 20, 1996, but in such case will purchase as much coverage as possible for such amount.

  Indemnification for Excluded and Contributed Liabilities. Pursuant to the Reorganization Agreement, HCI agrees to indemnify, defend and hold harmless New PanAmSat and each of its subsidiaries and their respective successors-in-interest against any losses, claims, damages or liabilities, joint or several, arising out of or in connection with any loss, claim, damage or liability against or pertaining to any Hughes Party and/or their Affiliates (other than New PanAmSat and its subsidiaries) other than the Galaxy Liabilities, and HCI shall reimburse New PanAmSat, each such subsidiary and each such successor-in-interest (each, a "New PanAmSat Indemnified Party") for any legal or any other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage or liability.

  New PanAmSat agrees to indemnify, defend and hold harmless each of HCI and HCG and their subsidiaries and successors-in-interest after the Closing against any losses, claims, damages or liabilities, joint or several, arising out of or in connection with the Galaxy Liabilities assumed by New PanAmSat pursuant to the terms of the Reorganization Agreement, and New PanAmSat shall reimburse HCI or HCG, as the case may be, and each of their subsidiaries and each such successor-in-interest (each, a "Hughes Indemnified Party") for any legal or any other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action.

  Whenever any claim shall arise for indemnification as described above, the New PanAmSat Indemnified Party or the Hughes Indemnified Party, as the case may be (in either case, an "Indemnified Party"), shall promptly notify the other party providing such indemnification (an "Indemnifying Party") in writing of such claim and, when known, the facts constituting the basis for such claim. Failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve such Indemnifying Party of any liability hereunder except to the extent that such failure materially prejudices such Indemnifying Party.

  After receipt of the foregoing notice, if the Indemnifying Party undertakes to defend any such claim, then the Indemnifying Party shall be entitled, if it so elects, to take control of the defense and investigation with respect to such claim and to employ and engage attorneys of its own choice to handle and defend the same, at the Indemnifying Party's cost, risk and expense, upon written notice to the Indemnified Party of such election, which notice acknowledges such Indemnifying Party's obligation to provide indemnification hereunder. The Indemnifying Party shall not settle any third-party claim that is the subject of indemnification without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld; provided, however, that the Indemnifying Party may settle a claim without the Indemnified Party's consent if such settlement (i) makes no admission or acknowledgment of liability or culpability with respect to such Indemnified Party, (ii) includes a complete release of the Indemnified Party and (iii) does not require the Indemnified Party to make any payment or forego or take any action. The Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of any lawsuit or action with respect to such claim and any appeal arising therefrom. The Indemnified Party may, at its own cost, participate in any investigation, trial and defense of such lawsuit or action controlled by the Indemnifying Party and any appeal arising therefrom. If, after receipt of notice described in the preceding paragraph, the Indemnifying Party does not undertake to defend any such claim, the Indemnified Party may, but shall have no obligation to, contest any lawsuit or action with respect to such claim and the Indemnifying Party shall be bound by the result obtained with respect thereto by the Indemnified Party (including, without limitation, the settlement thereof without the consent of the Indemnifying Party). If there are one or more legal defenses available to the Indemnified Party that conflict with those available to the Indemnifying Party, the Indemnified Party shall have the right, at the expense of the Indemnifying Party, to assume the defense of the lawsuit or action; provided, however, that the Indemnified Party may not settle such lawsuit or action without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

  At any time after the commencement of a defense of any lawsuit or action, the Indemnifying Party may request the Indemnified Party to agree in writing to the abandonment of such contest or to the payment or compromise by the Indemnifying Party of such claim, whereupon such action shall be taken unless the

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Indemnified Party determines that the contest should be continued and so notifies the Indemnifying Party in writing within 15 days of receipt of such request from the Indemnifying Party. If the Indemnified Party determines that the contest should be continued, the Indemnifying Party shall be liable only to the extent of the lesser of (i) the amount which the other parties to the contested claim had agreed to accept in payment or compromise as of the time the Indemnifying Party made its request therefor to the Indemnified Party or
(ii) such amount for which the Indemnifying Party may be liable with respect to such claim by reason of the provisions of the Reorganization Agreement.

CERTAIN BENEFITS MATTERS

  The Reorganization Agreement provides that, unless otherwise agreed to by PanAmSat and HE, New PanAmSat shall establish, as of the Effective Time, a defined contribution pension plan (the "New PanAmSat Savings Plan") which shall be qualified under Sections 401(a) and (k) of the Code and a trust related thereto which shall be exempt from taxation under Section 501(a) of the Code. The New PanAmSat Savings Plan shall provide for employee deferrals and employer matching contributions at the rate of 4% of compensation, with employer matching contributions made in stock of New PanAmSat. To the extent permitted by law, credit for past service with the Galaxy Business or PanAmSat prior to the Effective Time shall be provided under the New PanAmSat Savings Plan to participants for the purpose of vesting and eligibility to participate.

  New PanAmSat shall provide stock options to certain employees from and after the time that New PanAmSat's stock is publicly held. The New PanAmSat Board will act upon the recommendations of a joint committee of representatives of PanAmSat and HCI with regard to such stock options.

TERMINATION

  The Reorganization Agreement is subject to termination by mutual consent of HCI and PanAmSat or at the option of either PanAmSat or HCI if the Merger, the Univisa Contribution and the Asset Contribution are not consummated on or before December 20, 1997 (the "Final Date"), provided that such right to terminate will not be available to any party whose failure to fulfill any obligation under the Reorganization Agreement has been the cause of or resulted in the failure of the Asset Contribution, the Univisa Contribution or the Merger to occur on or before such date, provided further that the non-breaching party will have the right to proceed with the Reorganization in such case. In addition, prior to such time, the Reorganization Agreement is subject to termination upon: (i) a breach of any representation, warranty, covenant or agreement by either party, or if any representation or warranty shall have become materially inaccurate or incomplete, in either case, such that the conditions to Closing could not be satisfied, provided that willful or reckless breaches shall be deemed to cause the conditions to Closing to become incapable of fulfillment; (ii) the issuance of any permanent, final and non-appealable injunction or order of a court or other competent authority preventing the consummation of any of the Asset Contribution, the Univisa Contribution or the Merger; or (iii) failure to receive the requisite vote for approval and adoption by the PanAmSat stockholders for the Reorganization Agreement and the Merger.

  In addition to the foregoing termination events, the Reorganization Agreement may be terminated by HCI at any time prior to the Closing Date if
(i) the PanAmSat Board withdraws, modifies or changes its recommendation of the Reorganization Agreement in any manner adverse to HCI or resolves to do any of the foregoing, (ii) the PanAmSat Board recommends to its stockholders any Acquisition Proposal, or (iii) a tender offer or exchange offer for 15% or more of the outstanding PAS Common Stock is commenced, and the PanAmSat Board recommends that the holders of such stock tender their shares in such tender or exchange offer. See "--Termination Fee."

  The Reorganization Agreement also may be terminated by the PanAmSat Board at any time prior to the Closing Date if in the exercise of its good faith judgment as to fiduciary duties owed to its stockholders imposed by law, and provided that the PanAmSat Board shall have complied with each of the other requirements set forth in the Reorganization Agreement with respect to alternative proposals, the PanAmSat Board adopts a Superior Acquisition Proposal.


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

TERMINATION FEE

  PanAmSat has agreed that, in the event that the Reorganization Agreement shall be terminated as a result of (i) the failure to consummate the Merger, the Univisa Contribution and the Asset Contribution prior to the Final Date when (A) an Acquisition Proposal has been made but not rejected by PanAmSat and (B) PanAmSat or any of its subsidiaries or stockholders shall thereafter consummate or agree to consummate a transaction that would constitute an Acquisition Proposal with any person within twelve (12) months from the date of such termination, (ii) PanAmSat's stockholders have failed to approve the Reorganization Agreement and the Merger and an Acquisition Proposal has been made and not withdrawn or rejected, or (iii) action of the PanAmSat Board (A) to withdraw, modify or change its recommendation of the Reorganization Agreement in a manner adverse to the Hughes Parties, (B) to recommend to the PanAmSat stockholders any Acquisition Proposal, or (C) a tender offer or exchange offer for 15% or more of the outstanding shares of PAS Common Stock is commenced and the PanAmSat Board recommends that the holders of stock tender their shares in such tender or exchange offer, or (iv) if in the exercise of its good faith judgment as to fiduciary duties of the PanAmSat Board owed to its stockholders imposed by law, the PanAmSat Board adopts a Superior Acquisition Proposal, then PanAmSat shall pay to HCI $80 million (the "Termination Fee"). The Termination Fee is payable in the case of termination under clause (i) described above at the earlier of the signing of a definitive agreement relating to such Acquisition Proposal or at the closing of such Acquisition Proposal, and within one business day of termination described in clauses (ii), (iii) and (iv) above. If a Termination Fee is payable by PanAmSat, PanAmSat also shall assume and concurrently pay or reimburse HCI for all reasonable fees and expenses (the "Expenses") incurred by HCI and its affiliates (including the fees and expenses of their counsel, accountants, financial advisors and funding sources) related to the matters contemplated by the Reorganization Agreement and the Related Agreements, up to $7.5 million in the aggregate. If PanAmSat fails to pay the Termination Fee or the Expenses when due, PanAmSat shall also pay to HCI all costs and expenses (including fees and disbursements of counsel) incurred in collecting such overdue amounts, together with interest on such overdue amounts from the date such payment was required to be made until the date such payment is received at a rate per annum equal to the "reference rate" as announced from time to time by Bank of America NT&SA.

CERTAIN RELATED PARTY TRANSACTIONS

  Pursuant to the Reorganization Agreement, in the enforcement, interpretation or amendment of the Reorganization Agreement and the related agreements by New PanAmSat affecting the rights and obligations of HE or its affiliates following the Closing, New PanAmSat will be represented by a committee of the New PanAmSat Board comprised of Disinterested Directors. See "DESCRIPTION OF NEW PANAMSAT CAPITAL STOCK."

EXPENSES

  Whether or not the Reorganization is consummated, each party will pay its own expenses in connection with the transactions contemplated by the Reorganization Agreement, except that (i) the filing fees in connection with filings under the HSR Act, (ii) the filing fee in connection with the filing of this Proxy Statement/Prospectus or the Registration Statement with the Commission, (iii) the filing fees in connection with necessary applications to the FCC and similar foreign agencies, (iv) the expenses incurred in connection with the printing and mailing of the Registration Statement and the Proxy Statement/Prospectus and (v) fees and expenses related to any expert consultants (excluding attorneys and accountants) retained in connection with certain regulatory filings will be shared equally by the Hughes Parties, on the one hand, and PanAmSat, on the other hand.

AMENDMENT

  Subject to applicable law, the Reorganization Agreement may be amended, modified and supplemented, whether before or after the vote of the stockholders of PanAmSat contemplated hereby, by written agreement of the parties thereto, at any time prior to the Closing Date; provided, however, that after the approval of the Merger and the Reorganization Agreement by the stockholders of PanAmSat, no such amendment or modification may reduce or change the consideration to be received by the stockholders of PanAmSat in the Merger.

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

                      THE UNIVISA CONTRIBUTION AGREEMENT

  The following is a summary of certain provisions of the Univisa Contribution Agreement, a copy of which is attached hereto as Appendix C and incorporated herein by reference. The following summary is qualified by reference to the complete text of the Univisa Contribution Agreement.

  Concurrently with the execution of the Reorganization Agreement, HCI, New PanAmSat, Televisa and S Company entered into the Univisa Contribution Agreement pursuant to which S Company agreed to contribute to New PanAmSat all of the outstanding capital stock of Univisa, which is the indirect owner of all outstanding shares of PAS Class B Common Stock.

  The Univisa Contribution. The Univisa Contribution Agreement provides that on the Closing Date (immediately after the Asset Contribution and immediately before the Merger), S Company will contribute to New PanAmSat all of the outstanding shares of capital stock of Univisa. In exchange for such contribution, S Company will receive consideration with an aggregate value deemed by the parties as of the date of the Univisa Contribution Agreement to be equal to the product of $30 multiplied by the number of shares of PAS Class B Common Stock indirectly owned by S Company (the "Value Unit Consideration"), which shall be divided into units with a deemed value of $30 each (each such unit, a "Value Unit"), each such Value Unit to be exchanged, at the election of S Company, for one of the following:

    (i) the right to receive the Standard Consideration (consisting of an amount in cash equal to one half ( 1/2) of the Standard Cash Consideration plus one half ( 1/2) share of New PAS Common Stock); or

    (ii) the right to receive the Stock Consideration (consisting of one (1) share of New PAS Common Stock); or

    (iii) the right to receive the Standard Cash Consideration (consisting of an amount in cash equal to $30, plus any interest that accrues pursuant to the Reorganization Agreement if the Closing has not occurred on or prior to September 20, 1997).

S Company's election to receive the Stock Consideration or the Standard Cash Consideration in exchange for Value Units shall be subject to adjustment in accordance with the proration procedures specified in the Reorganization Agreement. See "THE REORGANIZATION AGREEMENT--Elections by Holders of PAS Common Stock; Exchange of Certificates in the Merger." At the time that the Value Unit Consideration is paid, a portion of such consideration equal to the Trust Holdback (as defined below) will be assigned and delivered to a trustee to be selected by New PanAmSat, HCI, S Company and Televisa, to be held in trust to satisfy certain indemnification obligations of S Company and Televisa. See "--Indemnification." As a result of the Univisa Contribution, Univisa will become a wholly owned subsidiary of New PanAmSat. Thereafter, New PanAmSat will indirectly own all of the outstanding shares of PAS Class B Common Stock, which shall remain outstanding after the Merger as Class B Common Stock of the Surviving Corporation.

  Repurchase of Shares and Purchase of DTH Option. Immediately after S Company receives the consideration payable in exchange for the Univisa Contribution, New PanAmSat will repurchase 7.5 million shares of New PAS Common Stock received by S Company in exchange for $225 million. Following the Share Repurchase, either Televisa, S Company and/or their designees will purchase the DTH Options for $225 million. See "THE DTH SALE."

  Certain Representations and Warranties. The Univisa Contribution Agreement contains customary representations and warranties by each of Televisa, S Company, HCI and New PanAmSat as to due organization, good standing and corporate authority, capital structure (with respect to Televisa and S Company), enforceability of the Univisa Contribution Agreement, no violations of its charter, bylaws or material agreements, and the absence of government and third party consents required to consummate the Univisa Contribution. The Univisa Contribution Agreement contains additional representations and warranties as to, among other things, the preparation of Univisa's financial statements in accordance with United States generally accepted accounting

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

principles, the preparation of Televisa's financial statements in accordance with Mexican generally accepted accounting principles, and the tax returns filed and taxes paid (or reserved for) by Univisa and its subsidiaries. Each of HCI and New PanAmSat also has represented and warranted that it has no plan or intention to liquidate (completely or partially) or dissolve Univisa or USHI, or merge, consolidate or combine either of them with or into New PanAmSat, PanAmSat or any other entity, other than a merger of USHI into Univisa qualifying as a tax free liquidation for Federal income tax purposes, and it has no plan or intention to cause or permit Univisa, USHI or PanAmSat to take any of the foregoing actions.

  Certain Covenants. Pursuant to the Univisa Contribution Agreement, each of Televisa and S Company has agreed, among other things, that during the Interim
Period: (i) neither Univisa nor any of its subsidiaries will engage in any new business activities; (ii) Univisa and its subsidiaries shall pay, discharge and satisfy all direct and indirect liabilities, indebtedness or other obligations that become due on or before the Closing Date; (iii) on or prior to the Closing Date, Univisa and its subsidiaries shall distribute to Televisa, S Company and their designees all assets of Univisa and its subsidiaries (other than shares of USHI stock, shares of PAS Class B Common Stock and cash sufficient to pay all liabilities and expenses, including taxes, incurred by Univisa or USHI in connection with the transactions contemplated by the Univisa Contribution Agreement (that are the responsibility of Univisa) which are not paid prior to the Closing Date); and
(iv) Televisa and S Company will assume any and all liabilities of Univisa and USHI relating to occurrences or events prior to or through the last date on which transactions contemplated by the Univisa Contribution Agreement and the Reorganization Agreement are consummated relating to the assets transferred out of Univisa or USHI. Each of Televisa, S Company, HCI and New PanAmSat has agreed that, during the Interim Period, none of them will take or permit any of their subsidiaries to take any action that results in any condition to Closing not being satisfied in all material respects. The parties to the Univisa Contribution Agreement also have agreed to certain other customary covenants regarding access to Univisa's properties, books and records, cooperation in the preparation of filings to obtain any required governmental approvals, providing notice of certain events and consulting with each other as to press releases or public announcements. In addition, Univisa is required to change the names of "Univisa, Inc." and "Univisa Satellite Holdings, Inc." to names that do not include "Univisa" prior to the Closing Date, and to cooperate in preparing a Known Liabilities Estimate (as such term is defined in the Univisa Contribution Agreement) of the amount reasonably necessary to satisfy in full all of the liabilities of each of Univisa and USHI estimated or projected as of the Closing Date together with the amount reasonably necessary to satisfy all taxes for all taxable years and other periods ending on the Closing Date, including any such taxes attributable to any distributions of assets by Univisa made in contemplation of the transactions contemplated by the Univisa Contribution Agreement.

  Conditions to the Univisa Contribution. The obligations of the parties to consummate the Univisa Contribution are subject to the satisfaction on or prior to the Closing Date of the following conditions, any or all of which may be waived in whole or in part by the party benefiting thereby: (i) no order, rule or statute by a government entity restricting or prohibiting the Univisa Contribution shall have been issued or entered which would materially restrict or prevent consummation of the Univisa Contribution; (ii) the waiting period under the HSR Act or any related action shall have expired or been terminated or withdrawn; (iii) all necessary governmental approvals shall have been obtained; (iv) PanAmSat's Certificate of Incorporation shall have been amended so that the consummation of the Univisa Contribution will not cause shares of PAS Class B Common Stock to be converted or exchanged into any other shares of the capital stock of PanAmSat; (v) all of the conditions to the obligations of HCI (in the case of HCI and New PanAmSat) and PanAmSat (in the case of Televisa and S Company) under the Reorganization Agreement shall have been satisfied or waived; (vi) each of certain representations and warranties set forth in the Univisa Contribution Agreement shall be true and correct in all material respects as of the date of the Univisa Contribution Agreement and (except to the extent such representations or warranties speak as of an earlier date) as of the Closing Date; (vii) each of the parties shall have performed in all material respects all obligations required to be performed by it under the Univisa Contribution Agreement on or before the Closing Date, provided that the failure of the foregoing condition shall not relieve the party relying on such condition of its obligations under the Univisa Contribution Agreement if such failure is the result, directly or indirectly, of any breach by such party of any of its material obligations under the Univisa Contribution Agreement; and (viii) each of the parties shall have executed and delivered certain agreements and shall have received written opinions of legal counsel to the other parties regarding certain specified matters.

  The Univisa Contribution Agreement also contains the following conditions to the obligations of HCI and New PanAmSat: (i) on the Closing Date, Univisa's sole subsidiary will be USHI, and Univisa's sole assets will consist of all of the USHI stock and cash sufficient to pay all liabilities and expenses, including taxes, incurred by Univisa or USHI in connection with the transactions contemplated by the Univisa Contribution Agreement; (ii) on the Closing Date, except for certain known liabilities, neither Univisa nor USHI shall have any liabilities; (iii) the Known Liabilities Estimate (as such term is defined in the Univisa Contribution Agreement) shall be equal to or less than $150 million; (iv) neither Univisa nor USHI shall have any employees at Closing and all members of the boards of directors of Univisa and USHI shall resign from such boards effective as of the Closing Date; and (v) there shall have been no material change in the financial condition, results of operations, business or assets of Televisa which materially adversely affects the ability of Televisa to perform its obligations under the Univisa Contribution Agreement and certain agreements related to the collateral securing the indemnification obligations of Televisa and S Company under the Univisa Contribution Agreement (the "Collateral Agreements").

  Agreement to Maintain Existing Capital Structure. For a period of two years from the Closing Date, neither HCI nor New PanAmSat shall, and neither shall cause or permit Univisa, USHI or PanAmSat to: (i) liquidate (completely or partially), dissolve, merge, consolidate or combine Univisa or USHI with or into New PanAmSat, PanAmSat or any other entity; (ii) recapitalize in any way the classes of PAS Class A Common Stock, PAS Class B Common Stock and PAS Ordinary Common Stock as they exist on the Closing Date; (iii) liquidate (partially or completely), dissolve, merge, consolidate or combine PanAmSat with or into (a) Univisa or USHI, (b) New PanAmSat or (c) any other person, except in the case of clause (c), a merger, consolidation or combination of which PanAmSat is the survivor; or (iv) distribute or otherwise transfer shares of PAS Class B Common Stock to New PanAmSat or any other person, or contribute or otherwise transfer shares of PAS Class A Common Stock or PAS Ordinary Common Stock to Univisa or USHI.

  Indemnification. Pursuant to the Univisa Contribution Agreement, Televisa and S Company have agreed to jointly and severally indemnify each of HCI and New PanAmSat, their affiliates, subsidiaries, representatives, successors and assigns, against any costs, losses, taxes, liabilities, obligations, damages, claims, demands, expenses, lost profits, damage to the environment, reasonable attorneys' fees and all costs of defending any of the foregoing (collectively, "Damages") incurred in connection with or arising out of, without duplication,
(i) any breach or inaccuracy of any representation or warranty, or breach of any covenant, made by Televisa or S Company pursuant to the Univisa Contribution Agreement, (ii) administering the Collateral Agreements, (iii) any liabilities of Univisa and USHI existing prior to the Closing Date or relating to the transfer of assets out of Univisa or USHI, (iv) any taxes of Univisa, USHI or their subsidiaries or affiliates for all periods prior to the Closing Date, including taxes attributable to distributions of assets by Univisa and/or its subsidiaries contemplated by the Univisa Contribution Agreement or the Reorganization Agreement, (v) any taxes imposed on taxable income or gain recognized by Univisa or USHI for U.S. income tax purposes with respect to the PAS Class B Common Stock held by USHI solely with respect to the Reorganization, (vi) any liability imposed upon either HCI or New PanAmSat by reason of New PanAmSat's status as transferee of the shares of capital stock of Univisa, and (vii) any taxes of either HCI or New PanAmSat imposed on receipt of indemnity payments in respect of Damages to the extent necessary to make the after-tax amount of such payment equal to the amount of such Damages incurred by HCI and New PanAmSat. Notwithstanding clauses (ii) through (vii) above, Televisa and S Company need not provide indemnification for any Damages incurred in connection with (a) HCI or New PanAmSat liquidating, dissolving or combining Univisa or USHI in breach of certain representations and covenants contained in the Univisa Contribution Agreement, (b) the breach by HCI or New PanAmSat of a covenant in the Univisa Contribution Agreement regarding the manner in which the Univisa Contribution will be reported for U.S. tax purposes, (c) the breach by HCI or New PanAmSat of a covenant that, for two years following the Closing Date, HCI and New PanAmSat shall not consummate (and shall not permit Univisa, USHI

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

or PanAmSat to consummate) certain corporate transactions involving Univisa, USHI, PanAmSat, New PanAmSat or other entities, certain changes to the capital structure of PanAmSat and certain stock transfers involving shares of capital stock of PanAmSat, or (d) any other transaction consummated after the Closing Date. Under the Collateral Agreements to be entered into on the Closing Date, Televisa and S Company have agreed to deposit the following assets in trust to secure their indemnification obligations described in this paragraph: (x) $25 million cash, (y) cash or cash equivalents in the amount of the Damages for which Televisa and S Company are obligated to indemnify as described in this paragraph and (z) at least five million shares of New PAS Common Stock or $30 in cash per share in lieu thereof (collectively, the "Trust Holdback"). The Univisa Contribution Agreement also provides that HCI and New PanAmSat will jointly and severally indemnify each of Televisa and S Company and their respective affiliates, subsidiaries, representatives, successors and assignees from and against any Damages incurred in connection with any breach or inaccuracy of any representation or warranty, or breach of any covenant, made by HCI or New PanAmSat in the Univisa Contribution Agreement.

  Termination. The Univisa Contribution Agreement is subject to termination by mutual consent of S Company and HCI, or by either of S Company or HCI if: (i) the Univisa Contribution is not consummated on or before the Final Date and the terminating party is not in material breach of its obligations under the Univisa Contribution Agreement; (ii) the conditions to the terminating party's obligations under the Univisa Contribution Agreement have not been complied with or performed on or before the Closing Date and such party has materially breached any of its material representations, warranties or covenants without curing such non-compliance or non-performance; (iii) any injunction or order of a court or other competent authority preventing the consummation of the Univisa Contribution shall have become permanent, final and non-appealable; or
(iv) for any reason the Reorganization Agreement is terminated, except that S Company shall not be able to terminate if the Reorganization Agreement is terminated because PanAmSat's stockholders fail to approve and adopt the Merger and the Reorganization Agreement or the PanAmSat Board takes or fails to take certain action with respect to its recommendation of the Reorganization Agreement.

  Expenses. Whether or not the Univisa Contribution is consummated, each party will pay its own expenses in connection with the transactions contemplated by the Univisa Contribution Agreement, except that Univisa shall reimburse HCI and New PanAmSat for the reasonable fees and disbursements of their counsel (including any opinions to be rendered by such counsel), the fees and disbursements of their certified public accountants, and their out-of-pocket expenses (including all out-of-pocket expenses incurred by them or any of their subsidiaries in complying with the covenant by HCI and New PanAmSat not to take certain corporate actions with respect to Univisa or USHI for two years following the Closing Date), in each case to the extent all such expenses are incurred incident to the preparation of the Univisa Contribution Agreement and the consummation of the transactions contemplated thereby, and the aggregate amount of all such expenses does not exceed $500,000.

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

                                 THE DTH SALE

BACKGROUND

  On March 27, 1995, PanAmSat and Televisa entered into a DTH System in Latin America Memorandum of Understanding (the "Original MOU") evidencing their intent to form various joint ventures to provide DTH services in Latin America (the "Latin America JVs").

  In November 1995, PanAmSat announced that it would serve as a satellite provider for the Latin America DTH service to be offered by Globo Participacoes, Ltd. ("Globo"), Televisa, News Corp. and Tele-Communications International, Inc. ("TCI"). On February 29, 1996, PanAmSat, Televisa, Globo and News Corp. entered into a letter agreement (as subsequently amended, the "1996 Letter Agreement") pursuant to which PanAmSat agreed to provide service to the Latin America JVs on 48 transponders ultimately on PAS-5 and PAS-6, with temporary service on PAS-3 pending the commencement of service on PAS-6. Under the 1996 Letter Agreement, Globo, Televisa and News Corp. agreed to proportionally guaranty 100% of PanAmSat's fees for transponder services provided to the Latin America JVs.

  The Original MOU was terminated and superseded on September 20, 1996 by the Revised DTH System in Latin America Memorandum of Understanding (the "Revised MOU"), except with respect to the guaranty obligations described above. Pursuant to the Revised MOU and certain oral agreements with Televisa, PanAmSat has certain options to purchase equity interests in certain Televisa-controlled entities that would take equity interests in the Latin America JVs and companies formed to sell DTH services to consumers in Latin America. In addition, the Revised MOU provides that with respect to the matters described therein, all prior written or oral agreements and understandings related thereto are terminated, other than an indemnification agreement between Televisa and PanAmSat dated January 22, 1996 relating to certain agreements between PanAmSat and Irdeto, B.V., which survives the Revised MOU.

  PanAmSat and Televisa also have an oral agreement in principle that grants to PanAmSat certain options to purchase equity interests in a joint venture to offer DTH services in Spain (the "Spain Joint Venture") that would have the capacity to broadcast approximately 24-80 digital channels to subscribers in Spain using small 24-36 inch (60-90 cm) antennas.

  An HCI affiliate is an investor in Galaxy Latin America ("GLA"), a partnership that provides DTH services in Latin America. During the negotiation of the Merger, HCI made it a condition to the Reorganization that PanAmSat divest itself of the DTH Options. See "THE REORGANIZATION--Background of the Reorganization," and "THE REORGANIZATION AGREEMENT--Conditions to the Reorganization." Accordingly, on September 20, 1996, PanAmSat, Televisa and S Company entered into the DTH Option Purchase Agreement, pursuant to which either Televisa, S Company and/or their designees will acquire PanAmSat's interests in the Latin America JVs and the Spain Joint Venture. The DTH Option Purchase Agreement has no effect on the 1996 Letter Agreement and does not terminate or alter any agreements regarding PanAmSat's provision of transponder services to the Latin America JVs.

  On August 16, 1996, the members of the DTH Committee of the PanAmSat Board (comprised of directors unaffiliated with Televisa) engaged Salomon Brothers to represent it in connection with the sale of the DTH Options. Given that the interest of PanAmSat in the DTH Options is held derivatively through Televisa and that Televisa-controlled entities would be equity participants in the Latin America JVs and the Spain Joint Venture, it was determined that Televisa would be the appropriate party to purchase the DTH Options. After negotiations, it was agreed that either Televisa, S Company and/or their designees would purchase the DTH Options for $225 million. Televisa required that the purchase be made with stock of New PanAmSat, and the 1993 Indentures require that, in connection with any sale of PanAmSat assets, at least 85% of the proceeds be paid in cash. As a result, the parties agreed to the following structure: immediately after New PanAmSat's payment of consideration to S Company in the Univisa Contribution, New PanAmSat will repurchase 7.5 million shares of the New PAS Common Stock received by S Company pursuant to the Univisa Contribution for $225 million, and then either Televisa, S Company and/or their designees will purchase the DTH Options for $225 million. See "THE REORGANIZATION--Background of the Reorganization."


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  In a separate transaction, on September 20, 1996, PanAmSat agreed to provide
Televisa, S.A. de C.V., a wholly owned subsidiary of Televisa ("Televisa Spain"), with transponder service from five PAS-3 Ku-band transponders, at least three of which will be for the delivery of television services to Spain, which may include DTH services. The transponder service fees reflect market rates. This agreement is unaffected by the DTH Sale.

  As a result of the DTH Sale, PanAmSat will no longer have options to acquire any equity interests in the Latin America JVs and the Spain Joint Venture. Notwithstanding the foregoing, the 1996 Letter Agreement will remain in effect with respect to 36 transponders. The Brazil Transponder Agreement has since been entered into for 12 of the transponders originally covered by the 1996 Letter Agreement. Accordingly, PanAmSat will provide transponder service to the Latin America JVs pursuant to the 1996 Letter Agreement and the Brazil Transponder Agreement. See "BUSINESS OF PANAMSAT--Customers and Markets."

TERMS OF THE DTH OPTION PURCHASE AGREEMENT

  The following is a summary of certain provisions of the DTH Option Purchase Agreement, a copy of which is attached hereto as Appendix H and incorporated herein by reference. The following summary is qualified by reference to the complete text of the DTH Option Purchase Agreement.

  The DTH Option Purchase Agreement provides that PanAmSat will sell the DTH Options (which are comprised of PanAmSat's rights to purchase equity interests in the Latin America JVs and the Spain Joint Venture), at Televisa's option, to Televisa and/or its designees or, under certain circumstances, at S Company's option, to S Company and/or its designees, for a purchase price of $225 million. The closing of the DTH Sale will occur substantially concurrently with the receipt by S Company of the consideration to be paid by New PanAmSat to it in connection with the Univisa Contribution.

  Pursuant to the DTH Option Purchase Agreement, the parties have made certain representations and warranties to each other, as to, among other things (i) corporate power and authority to execute and deliver the DTH Option Purchase Agreement and to effect the transactions contemplated thereby, (ii) due authorization by all necessary corporate action, (iii) due execution and delivery of the DTH Option Purchase Agreement and enforceability of the DTH Option Purchase Agreement and (iv) required governmental consents. The parties have also agreed to cooperate and endeavor in good faith to take all actions required in connection with the consummation of the transactions contemplated by the DTH Option Purchase Agreement.

  The DTH Option Purchase Agreement may be terminated at any time prior to the closing thereof (the "DTH Termination Date") if the Reorganization Agreement is terminated. Notwithstanding such a termination, Televisa may extend the DTH Option Purchase Agreement for a period of up to 12 months after the DTH Termination Date (the "Extension Period") by giving written notice to PanAmSat within the Extension Period. If the DTH Option Purchase Agreement is so extended, the purchase price shall be increased at the rate of 10% per annum. If PanAmSat enters into an agreement to effect a business combination within the Extension Period and if Televisa has committed to purchase the DTH Options in connection with such business combination, the closing of the DTH Options shall be adjourned, at Televisa's option, until the consummation of such business combination.

OPINION OF PANAMSAT'S FINANCIAL ADVISOR REGARDING THE DTH SALE

  On September 19, 1996, Salomon Brothers delivered its written opinion (the "Salomon Brothers Opinion") to the PanAmSat Board that, as of such date, and based upon and subject to the qualifications described below, the consideration to be paid by Televisa to acquire the DTH Options represented fair value for the DTH Options from a financial point of view.

  A copy of the Salomon Brothers Opinion is attached hereto as Appendix E. Stockholders of PanAmSat are urged to read the Salomon Brothers Opinion in its entirety for information with respect to the procedures followed, assumptions made, matters considered and limits of the review by Salomon Brothers in rendering the Salomon Brothers Opinion. References herein to the Salomon Brothers Opinion are qualified by reference to the full text of the Salomon Brothers Opinion, which is incorporated herein by reference.


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

  In connection with rendering the Salomon Brothers Opinion, Salomon Brothers reviewed certain publicly available information concerning PanAmSat and certain other financial information concerning PanAmSat, the Latin America JVs and the Spain Joint Venture, including financial forecasts, that were provided to Salomon Brothers by PanAmSat and Televisa. Salomon Brothers discussed the business operations and financial condition of the Latin America JVs and the Spain Joint Venture, as well as other matters Salomon Brothers believed to be relevant to its inquiry, with certain officers and employees of PanAmSat and Televisa. Salomon Brothers also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that it deemed relevant.

  In its review and analysis and in arriving at its opinion, Salomon Brothers assumed and relied upon the accuracy and completeness of the financial and other information reviewed by it, and Salomon Brothers did not assume any responsibility for independent verification of such information. With respect to the financial forecasts relating to the Latin America JVs and the Spain Joint Venture, Salomon Brothers assumed that such financial forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Latin America JVs and the Spain Joint Venture as to the future financial performance of the Latin America JVs and the Spain Joint Venture, and Salomon Brothers expressed no opinion with respect to such forecasts or the assumptions on which they were based. Salomon Brothers did not make or obtain or assume any responsibility for making or obtaining any independent evaluations or appraisals of any of the assets (including properties and facilities) or liabilities of the Latin America JVs and the Spain Joint Venture. Salomon Brothers was not asked to, and did not, solicit other proposals for the acquisition of the DTH Options. No limitations were imposed by PanAmSat with respect to the Salomon Brothers Opinion.

  The Salomon Brothers Opinion is necessarily based upon conditions as they existed as of the date of such opinion. The Salomon Brothers Opinion does not address PanAmSat's underlying business decision to sell the DTH Options to any party, including Televisa, in connection with the Merger. The Salomon Brothers Opinion does not address the fairness of the Merger. The Salomon Brothers Opinion is directed only to the consideration to be paid by Televisa to acquire the DTH Options and does not constitute a recommendation concerning how any stockholder of PanAmSat should vote with respect to the Merger.

  Based upon the terms of Salomon Brothers' engagement, the Salomon Brothers Opinion is intended solely for the benefit and use of PanAmSat (including its management, directors and attorneys) in considering the sale of the DTH Options. Salomon Brothers was retained by PanAmSat solely as an advisor to PanAmSat, and not as an advisor to or agent of any other person, and PanAmSat's engagement of Salomon Brothers was not intended to confer rights upon any such other person (including any stockholder, employee or creditor of PanAmSat) as against Salomon Brothers, Salomon Brothers' affiliates or their respective directors, officers, agents and employees.

  Salomon Brothers has acted as financial advisor to PanAmSat and will receive a fee for its services. Pursuant to an engagement letter dated August 16, 1996, PanAmSat has agreed to pay Salomon Brothers for the rendering of the Salomon Brothers Opinion a cash fee of $900,000, of which $400,000 will be payable upon consummation of the sale of the DTH Options. PanAmSat has also agreed to (i) reimburse Salomon Brothers for certain out-of-pocket expenses incurred by Salomon Brothers in connection with its services and (ii) indemnify Salomon Brothers and certain related persons against certain liabilities, including liabilities under the federal securities law, relating to or arising out of its engagement by or services to PanAmSat. In the ordinary course of business, Salomon Brothers may actively trade the securities of PanAmSat, Televisa and General Motors (including its GMH "targeted stock") for Salomon Brothers' own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

  Salomon Brothers is an internationally recognized investment banking firm that provides financial services in connection with a wide range of business transactions. As part of its business, Salomon Brothers regularly engages in the valuation of companies and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and for other purposes. PanAmSat retained Salomon Brothers based on Salomon Brothers' expertise in the valuation of companies as well as its familiarity with the telecommunications industry.

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

                               OTHER AGREEMENTS

  The following is a summary of certain provisions of the Assurance Agreement, Principal Stockholders Agreement, Stockholder Agreement, Registration Rights Agreement and Tax Agreement, copies of which are attached hereto as Appendices K, L, M, N and O and incorporated herein by reference. The following summaries are qualified by reference to the complete text of such agreements.

ASSURANCE AGREEMENT

  Contemporaneously with the execution of the Reorganization Agreement, HE entered into the Assurance Agreement for the benefit of PanAmSat, S Company and New PanAmSat, pursuant to which HE made assurances with respect to certain obligations of HE's subsidiaries under the Reorganization Agreement and the Univisa Contribution Agreement. The Assurance Agreement requires HE to loan or arrange for a third party to loan to New PanAmSat, on or before the Closing Date, $1.725 billion (plus any interest that accrues pursuant to the Reorganization Agreement and Univisa Contribution Agreement) to pay the cash consideration in the Merger and the Univisa Contribution and to fund the Share Repurchase. This obligation is conditioned upon the satisfaction of all of the conditions to the obligations of HCI and the entities currently comprising the Galaxy Business to effect the Reorganization pursuant to the Reorganization Agreement. If the loan is funded by a third party, HE is not required to provide a guarantee or credit enhancement of such loan and, if the loan is provided by HE, it shall be on commercially reasonably terms. HE has determined that it will loan the $1.725 billion to New PanAmSat pursuant to the terms of the New Financing that will be fully negotiated prior to Closing. See "THE REORGANIZATION--Financing in Connection with the Reorganization."

  The Assurance Agreement also provides that HE will cause its subsidiaries
(i) to operate the Galaxy Business in a manner consistent with its operations prior to September 20, 1996, and (ii) to perform their respective obligations under such agreements.

  HE is obligated under the Assurance Agreement to take certain other affirmative actions: HE will continue, after the Closing Date, to provide a guaranty of New PanAmSat's obligations under all leveraged leases of Galaxy transponders that were entered into prior to September 20, 1996, and HE will cause its subsidiaries to negotiate and enter into a non-exclusive, royalty-free, perpetual cross-license with New PanAmSat with respect to intellectual property of HE that is used in the Galaxy Business prior to the Closing Date and intellectual property of Galaxy that is used by HE prior to the Closing Date.

PRINCIPAL STOCKHOLDERS AGREEMENT

  Voting of Shares. Concurrently with the execution of the Reorganization Agreement, the Principal Stockholders entered into the Principal Stockholders Agreement pursuant to which each Principal Stockholder has agreed that, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of PAS Common Stock, however called, or in connection with any written consent of the holders of PAS Common Stock, such Principal Stockholder will vote (or cause to be voted) the shares of PAS Common Stock held of record or beneficially owned by such Principal Stockholder (i) in favor of the Merger, the Reorganization Agreement and the approval and adoption of the terms thereof and each of the other actions contemplated by the Reorganization Agreement and the Principal Stockholders Agreement; (ii) against any Acquisition Proposal and against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement under the Reorganization Agreement, the Univisa Contribution Agreement or the Principal Stockholders Agreement; and (iii) against the following actions (other than pursuant to the terms of the Principal Stockholders Agreement, the Reorganization Agreement or the Univisa Contribution Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving PanAmSat or its subsidiaries; (B) any sale, lease or transfer by PanAmSat of a material amount of assets (including stock) of PanAmSat or its subsidiaries, or a reorganization, restructuring, recapitalization, special dividend, dissolution or liquidation of PanAmSat or its subsidiaries; or (C) (1) any change in a majority of the persons who constitute the board of directors of PanAmSat or its subsidiaries, including any proposal to sell a substantial equity interest in PanAmSat or its subsidiaries; (2) any change in the present capitalization of PanAmSat including any proposal to sell a substantial

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

equity interest in PanAmSat and its subsidiaries; (3) any amendment of PanAmSat's or any of its subsidiaries' charters or bylaws; (4) any other change in PanAmSat's or any of its subsidiaries' corporate structure or business; or (5) any other action which is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by the Principal Stockholders Agreement, the Reorganization Agreement and the Univisa Contribution Agreement. Each Principal Stockholder also has agreed (a) not to enter into any agreement or understanding that would be inconsistent with the provisions of the Principal Stockholders Agreement and (b) to take certain actions intended to cause the transactions contemplated by the Reorganization Agreement to be approved by PanAmSat's stockholders, if the PanAmSat Board has failed or refused (other than as a result of a breach by HCI or any of its affiliates under the Reorganization Agreement or because HCI and its affiliates will not be able to satisfy the conditions precedent thereto) to submit the transactions contemplated by the Reorganization Agreement to the holders of PAS Common Stock.

  Limitation on Transfer of Shares. Pursuant to the Principal Stockholders Agreement, the Principal Stockholders have also agreed that they will not: (i) sell, transfer or pledge any or all of their shares of PAS Common Stock or any interest therein (or enter into any agreement or consent to do the same), except for certain limited sales and transfers specified in the Principal Stockholders Agreement and provided that a Principal Stockholder may pledge its shares in connection with bona fide loan transactions with institutional lenders if the terms of such pledge satisfy certain conditions; (ii) grant any proxies or powers of attorney, deposit the shares into a voting trust or enter into a voting agreement with respect to their shares of PAS Common Stock, except that a Principal Stockholder may deposit its shares into a voting trust or enter into a voting agreement in connection with any loan from an institutional lender if certain conditions are satisfied; or (iii) take any action that would be in contravention of the Principal Stockholders Agreement or result in a breach by PanAmSat of its obligations under the Reorganization Agreement.

  Permitted sales and transfers under the Principal Stockholders Agreement are limited to, for each of S Company, on the one hand, and the Class A Holders as a group, on the other hand, sales of up to an aggregate of 2,500,000 shares of PAS Common Stock (up to an aggregate of 5,000,000 shares collectively), provided that such amounts may be increased to up to 5,000,000 shares each (or 10,000,000 shares collectively) upon the mutual agreement between S Company and the Class A Holders, and provided further that except in the case of transfers pursuant to Rule 144 or a registered public offering, any shares so transferred convert to PAS Ordinary Common Stock and the transferee of such shares becomes a party to the Principal Stockholders Agreement and agrees not to make an Acquisition Proposal and not to dissent in the Merger. Each Principal Stockholder has further agreed that it will not transfer any shares of PAS Common Stock during a period of up to 30 days prior to the Closing Date commencing on such date as HCI shall notify the Principal Stockholders to cease transfers pursuant to this sentence.

  No Solicitation. The Principal Stockholders Agreement requires that none of the Principal Stockholders will, nor will they permit any of their respective subsidiaries, or any of its or their officers, directors, employees, agents of their affiliates (including any investment banker, attorney or accountant retained by any Principal Stockholder) to, directly or indirectly, enter into, solicit, initiate, or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any other way with, any person or group, other than HCI, HCG and their affiliates, concerning any Acquisition Proposal. Each of the Principal Stockholders is obligated to immediately notify HCI and HCG if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is requested with respect to any Acquisition Proposal, and must notify HCI and HCG of the terms it receives regarding any such Acquisition Proposal, including the identity of the prospective purchaser or soliciting party if known. Each of the Principal Stockholders has further agreed to use its best efforts as a stockholder of PanAmSat to cause PanAmSat not to solicit any inquiries or any proposal which constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. Nothing contained in the provisions described above will prohibit any director of PanAmSat from taking actions in his or her capacity as such which are permitted or required under the Reorganization Agreement.

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

  Stockholder Termination Fee. The Principal Stockholders Agreement further provides that in the event that the Reorganization Agreement is terminated and a Termination Fee is payable by PanAmSat to HCI pursuant to the Reorganization Agreement, then each of the Principal Stockholders will be obligated to pay to HCI an amount equal to (x) the number of shares of PAS Common Stock beneficially owned by such Principal Stockholder on September 20, 1996, multiplied by (y) the excess of (i) the per share value of consideration paid or payable in consequence of consummation of the Acquisition Proposal over
(ii) $30.

STOCKHOLDER AGREEMENT

  On the Closing Date, the Minority Stockholders, HCI and New PanAmSat will enter into the Stockholder Agreement, pursuant to which the parties thereto will agree to (i) certain restrictions on the purchase and sale of shares of New PAS Common Stock, (ii) the designation of directors to the New PanAmSat Board and (iii) certain covenants not to compete.

  Tag-Along Right. The Stockholder Agreement will provide that each Minority Stockholder will have the right to participate on a "tag-along" basis in any proposed disposition by HCI or its affiliates (other than New PanAmSat) of more than 5% of the then-outstanding shares of New PAS Common Stock. A Minority Stockholder may participate in any such disposition by selling the number of its shares of New PAS Common Stock that is equal to the product of
(a) the total number of shares proposed to be transferred and (b) a fraction, the numerator of which is the total number of shares owned by such Minority Stockholder and the denominator of which is the total number of shares owned by HCI and all stockholders proposing to participate in such sale.

  Sale Restrictions on HCI and New PanAmSat. The Stockholder Agreement will provide that HCI and its affiliates (other than New PanAmSat) will be restricted from disposing of their shares of New PAS Common Stock from the Closing through the earlier of (i) the date of the disposition of shares by the Minority Stockholders which causes the Minority Stockholders to beneficially own, in the aggregate, less than 5% of the number of shares of New PAS Common Stock outstanding immediately after the Closing, or (ii) the date that is twelve months (plus certain additional periods of time) after the date (the "Commencement Date") that is the earlier of (x) the first anniversary of the Closing (or eighteen months after the Closing in the event the Minority Stockholders sell more than five million shares of PAS Common Stock (except as provided in the Stockholders Agreement) between September 20, 1996 and the Closing) and (y) the date New PanAmSat notifies the Minority Stockholders that it has completed the refinancing of up to $1.725 billion of indebtedness incurred by New PanAmSat in connection with the Reorganization. New PanAmSat will be subject to similar restrictions on issuances of new shares of New PAS Common Stock, except that such restrictions will not apply to sales of New PAS Common Stock by New PanAmSat prior to the Commencement Date to the extent that the net proceeds of such sales are used entirely to refinance the $1.725 billion in new indebtedness that will be incurred by New PanAmSat on the Closing. None of the foregoing sale restrictions will apply to reasonable issuances of shares by New PanAmSat for employee plans, in acquisitions from non-affiliates, pursuant to a dividend reinvestment plan or upon exercise or conversion of previously issued options, warrants or convertible securities.

  Sale Restrictions on the Minority Stockholders. The Stockholder Agreement will provide that each of the Minority Stockholders be restricted from disposing of its shares of New PAS Common Stock after the Closing Date and prior to the Commencement Date except to certain permitted transferees. Notwithstanding the foregoing, Minority Stockholders may sell New PAS Common Stock in private transactions with the consent of HCI, which consent will be granted if, in HCI's reasonable judgment, such transfer will not materially adversely affect New PanAmSat's financing plans or the price of or demand for New PAS Common Stock.

  The Minority Stockholders, HCI and New PanAmSat are considering modifying the above described sale restrictions applicable to New PanAmSat and the Minority Stockholders. In general, such modifications would permit the Minority Stockholders to sell shares of New PanAmSat Common Stock during the period from the Closing until the Commencement Date, and permit New PanAmSat to sell shares of New PanAmSat Common Stock for the twelve to eighteen month period after the Commencement Date.


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  Standstill Right. The Stockholder Agreement will require that, for five years after the Closing Date, HCI and its affiliates will be prohibited from acquiring more than 81% of the outstanding common equity interests in New PanAmSat, except (i) pursuant to a merger approved by a majority of the shares of New PAS Common Stock not owned by HCI and its affiliates, (ii) pursuant to a tender offer recommended by a majority of the Disinterested Directors of New PanAmSat and a second-step merger which offers the same per share consideration to all holders of New PAS Common Stock and in which more than half of the outstanding New PAS Common Stock not owned by HCI and its affiliates at the inception of the transaction is either tendered or voted in favor of the transaction and (iii) pursuant to another transaction that provides for parity of treatment of holders of New PAS Common Stock and is approved by the holders of a majority of the shares of New PAS Common Stock not owned by HCI and its affiliates and by a majority of the Disinterested Directors of New PanAmSat.

  Board of Directors. The Stockholder Agreement also will provide that each of HCI and the Minority Stockholders will be obligated to cause the New PanAmSat Board to consist of ten members, eight of which will be designated by HCI (one of whom shall be Frederick A. Landman so long as he is the Chief Executive Officer of New PanAmSat). The former holders of PAS Class A Common Stock and their transferees, as a group, will be entitled to appoint one director so long as such holders and their permitted transferees, collectively, own more than 4% of the shares of New PAS Common Stock outstanding immediately after the Closing Date. Similarly, S Company will be entitled to appoint one director so long as S Company and its permitted transferees collectively own more than 4% of the shares of New PAS Common Stock outstanding immediately after the Closing Date.

  Transactions with Affiliates. The Stockholder Agreement will provide that, for five years after the Closing Date, HCI and its affiliates (other than New PanAmSat) will be prohibited from proposing, approving or amending any contract, agreement or understanding with New PanAmSat, except on terms that are no less favorable to New PanAmSat than those ordinarily entered into in comparable transactions by HCI or the relevant HCI affiliate on an arms' length basis with an unrelated party. All material transactions between HCI or an HCI affiliate and New PanAmSat will be subject to approval by a committee comprised of Disinterested Directors of New PanAmSat.

  HE's Covenant Not to Compete. The Stockholder Agreement also will provide that, for five years after the Closing Date, HE and any entity owned 50% or more by HE (excluding New PanAmSat and its subsidiaries) (the "Committing Companies") will be restricted from competing with New PanAmSat in the Galaxy Business in any geographic area. The covenant not to compete described in the preceding sentence will not apply to the Committing Companies with respect to
(a) all aspects of the DTH satellite business, (b) all aspects of value-added services, including the provision of transponder capacity that is ancillary to the services rendered by such company, (c) all aspects of the business of providing satellite capacity to the U.S. government or any department or agency thereof; (d) the provision of project financing, or taking of a minority equity position in any other satellite operating or service company as part of a satellite sale, (e) all aspects of the business of manufacturing and selling or leasing satellites in their entirety, other than the sale or lease of individual transponders or portions thereof (unless otherwise permitted by these exceptions) and (f) the acquisition of a third party where the competing business is not a substantial part of such acquired business, provided that such competing business shall be disposed of in a commercially reasonable manner as soon as commercially reasonable after such acquisition. In addition, HE will retain and continue to operate all aspects of the business of providing mobile satellite services and all aspects of SPACEWAY.

  New PanAmSat's Covenant Not to Compete. The Stockholder Agreement also will require that, for five years after the Closing Date, New PanAmSat and its controlled affiliates will not engage in any aspect of the direct broadcast satellite business or the sale or lease of transponders, other than through the provision of transponder services and the provision of other value-added services ancillary thereto to third parties engaged in the direct broadcast satellite business, provided that New PanAmSat will not be precluded from providing project financing to such third parties, or taking minority equity positions in such third parties, in connection with sale or lease of transponders or channels therein or the provision of transponder services. In addition, for so long as

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Televisa and its controlled affiliates own any New PAS Common Stock, neither
New PanAmSat nor any of its controlled affiliates may own any equity interest in a DTH enterprise offering predominantly Spanish language programming in the Americas or the Iberian Peninsula.

  First Offer Rights. The Stockholder Agreement will provide that if New PanAmSat determines to launch a satellite that uses certain Ku-band BSS frequencies into certain specified orbital slots within five years after the Closing Date, HE will have a right of first offer to commence negotiations for up to a three month period to attempt to enter into a full life service agreement with respect to some or all, but not less than half, of the available capacity on the BSS band transponders on the first such satellite that New PanAmSat determines to place into each slot on terms and conditions to be negotiated in good faith and consistent with normal business practice. Generally, if negotiations are not commenced or do not result in a signed agreement within the specified periods, neither party shall have any obligation to the other with respect to such satellite.

REGISTRATION RIGHTS AGREEMENT

  On the Closing Date, the Registration Rights Holders and New PanAmSat will enter into the Registration Rights Agreement with respect to the shares of New PAS Common Stock to be received by the Registration Rights Holders in the Merger, the Univisa Contribution and the Asset Contribution. The Registration Rights Agreement will give the Registration Rights Holders the right to demand that New PanAmSat register all or any portion of New PAS Common Stock held by them, provided that the aggregate value of shares of New PAS Common Stock requested to be registered pursuant to any demand (including shares held by Registration Rights Holders not making such demand but requesting to be included in such registration) shall be at least $100 million. The Registration Rights Holders that receive shares of New PAS Common Stock in respect of shares of PAS Class A Common Stock and Converted Shares and certain of their transferees, as a group, and S Company and certain of its transferees, as a group, will each be entitled to three such demand registrations and HCI will be entitled to six demand registrations. Such demand registrations will be subject to certain restrictions including postponement by New PanAmSat for a limited period if such registration would interfere with any proposed offering of shares, pending financing, acquisition, corporate reorganization or other significant transaction involving New PanAmSat.

  The Registration Rights Agreement will provide that demand registrations will also be subject to customary underwriter "cutbacks," in which event the amount of shares to be offered for the account of each Registration Rights Holder shall be reduced pro rata on the basis of the number of shares to be registered by each Registration Rights Holder.

  If New PanAmSat seeks to register, in a proposed firm commitment underwritten offering solely for cash for its own account (other than a registration statement (a) on Form S-8 or any successor forms thereto, or
(b) filed solely in connection with a dividend reinvestment plan or employee benefit plan of New PanAmSat or its affiliates) or for the account of any holder of New PAS Common Stock, each of the Registration Rights Holders also will have the right to request that New PanAmSat include any or all of their shares in the proposed offering. The Registration Rights Agreement will limit the ability of each Registration Rights Holder to effect a public sale or distribution of its shares of New PAS Common Stock during certain periods if New PanAmSat or an underwriter (in the case of an underwritten public offering by New PanAmSat), as the case may be, determines that a public sale or distribution of such shares would have a material adverse impact on an offering of New PAS Common Stock for which New PanAmSat has filed a registration statement.

  In any registration effected pursuant to the Registration Rights Agreement, each Registration Rights Holder will be required to pay all underwriting discounts, commissions or fees and transfer taxes related to the offering and sale of its shares of New PAS Common Stock as well as all other fees and expenses, including its counsel, in connection with such registration. New PanAmSat will be obligated to pay all registration and filing fees, printing expenses, fees and disbursements of counsel, independent certified public accountants, and other persons retained by New PanAmSat and other expenses incurred by New PanAmSat in connection with any such registration.

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

  The Registration Rights Agreement also will contain certain customary indemnification provisions whereby New PanAmSat will indemnify the Registration Rights Holders, the prospective underwriters and other securities industry personnel participating in the distribution of shares of New PAS Common Stock for liabilities arising out of actual or alleged material misstatements or omissions in a registration statement that were not furnished by the Registration Rights Holders or underwriters. Likewise, each Registration Rights Holder will indemnify New PanAmSat for liabilities arising out of actual or alleged material misstatements or omissions made in the registration statement in reliance on information provided in writing to New PanAmSat by such Registration Rights Holder.

INCOME TAX INDEMNIFICATION AND ALLOCATION AGREEMENT

  Pursuant to the Reorganization Agreement, on the Closing Date, HE and New PanAmSat will enter into the Tax Agreement. The Tax Agreement principally will provide that, following consummation of the transactions contemplated by the Reorganization Agreement, HE will be responsible for and indemnify New PanAmSat and its direct and indirect subsidiaries against (i) any federal, state or local income taxes of any of the entities comprising the Galaxy Business prior to the Asset Contribution for all taxable years or other periods ending on or before the Closing Date and (ii) any liability for transfer taxes applicable to the asset transfers made in connection with the Reorganization. The Tax Agreement also will establish, as between HE and New PanAmSat, certain procedures for the filing of state income tax returns and the allocation and payment of state income tax liabilities, in each case, for periods subsequent to the Closing Date.

                             BUSINESS OF PANAMSAT

OVERVIEW

  PanAmSat operates the world's first privately owned global (excluding domestic U.S.) satellite communications system. PanAmSat currently provides satellite services primarily to the broadcasting and business communications markets and also provides services to the long-distance telephony market. In connection with its current services, PanAmSat is pursuing international opportunities in the satellite DTH television market. See "--DTH Strategy."

  PanAmSat's first satellite, PAS-1, was launched in June 1988 for service over the Atlantic Ocean Region and is a leading satellite for television and cable programming distribution in Latin America. PanAmSat's second satellite, PAS-2, was launched in July 1994 for service over the Pacific Ocean Region and is a leading satellite for programming distribution in the Asia-Pacific Region. PanAmSat's PAS-4 satellite was launched in August 1995 for service over the Indian Ocean Region and is a leading satellite for programming distribution in south Asia and Africa. PanAmSat's PAS-3 satellite was launched in January 1996 for service over the Atlantic Ocean Region. PAS-3 and PAS-1 are the leading satellites for television and cable programming distribution in Latin America. PanAmSat expects to launch two additional satellites to serve the Atlantic Ocean Region: PAS-6 in May 1997; and PAS-5 in July 1997. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." PanAmSat intends to launch PAS-7 during the first quarter of 1998 and PAS-8 during the second quarter of 1998. PAS-7 and PAS-8 are expected to serve the Indian Ocean Region and the Pacific Ocean Region, respectively. PanAmSat expects that in the future it will launch additional satellites to meet then-anticipated customer demand. There can be no assurance, however, that the schedule for PanAmSat's future satellite launches will be met.

CUSTOMERS AND MARKETS

  PanAmSat is the first private company to provide global (excluding domestic U.S.) satellite services. PanAmSat has several hundred customers and, at December 31, 1996, had signed long-term contracts to provide satellite capacity on PAS-1, PAS-2, PAS-3, PAS-4, PAS-5 and PAS-6 aggregating approximately $3.7 billion. At December 31, 1996, PanAmSat's long-term contracts were comprised of approximately $293.7 million expected to be received in the year ending December 31, 1997, $342.0 million expected to be received in the year ending December 31, 1998, $342.4 million expected to be received in the year ending December 31, 1999, $338.1 million expected to be received in the year ending December 31, 2000 and $2,332.4 million expected to be received on and after January 1, 2001. PanAmSat's customers for television programming distribution and other broadcasting services include ABS-CBN Broadcasting Co., Arab Radio and Television, the BBC, Bloomberg Information Television, CBS, China Central Television, Chinese Television Network, Country Music Television, Discovery, Disney, ESPN, 20th Century Fox, Fuji TV, HBO, Fox Sports International, Liberty Sports, M-Net/MultiChoice, NBC, NHK, SABC/Sentech, Sony, Taiwan Asia Space Cable, Tele-Communications, Inc., Televisa, Television Broadcasts International, Television Corporation of Singapore, Turner Broadcasting Systems (CNN, Cartoon Network, TNT) and Viacom (MTV, Nickelodeon), and for business communications services include the Associated Press, Citicorp, Credit Suisse, Dow Jones/Telerate, El Tiempo, Ji Tong, Impsat, MCI, Procedatos, PT. Primacom, Reuters, Sara Lee, Sprint, Transtel and the U.S. government. PanAmSat's customers for DTH Services include Sky Entertainment Services Latin America, one of the Latin America JVs, Showtime (also known as Gulf DTH) and Firstnet, which operate in the Middle East; and M-Net/MultiChoice and SABC/Sentech, which operate in South Africa; and TVBI and Taiwan Asia Satellite Cable Inc., which operate in Taiwan.

  PanAmSat's video distribution services, which generated approximately 83% of PanAmSat's total revenues for the year ended December 31, 1996, include the provision of satellite capacity and services for (i) television programming distribution, (ii) "backhaul" operations (i.e., the transmission of video feeds from one location to another) and (iii) ad hoc services, such as the transmission of special events and live news reports. PanAmSat's business communications services, which generated approximately 16% of PanAmSat's total revenues for the year ended December 31, 1996, include (a) the provision of satellite capacity to communications carriers that provide private business networks for data, voice, corporate video and Internet communications and (b) the

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

provision of such networks and related services by PanAmSat directly to end-users. PanAmSat's telephony services provide satellite capacity for use in domestic (non-U.S.) and international public telephone networks.

  PanAmSat plans to provide DTH satellite services to specific television markets around the world. In November 1995, PanAmSat announced that it would serve as a satellite service provider for the Latin America DTH service to be offered by Globo, Televisa, News Corp. and TCI. On February 29, 1996, PanAmSat entered into the 1996 Letter Agreement with Globo, Televisa and News Corp. to provide service to the Latin America JVs to be formed by Globo, Televisa, News Corp. and TCI on 48 transponders ultimately on PAS-5 and PAS-6, with temporary service on PAS-3 pending the commencement of service on PAS-6. This capacity would enable the Latin America JVs to broadcast to Latin America, the Caribbean and certain areas of the southern United States approximately 500 digital channels to subscribers using small 24-36 inch (60-90 cm) antennas and to permit distribution of program packages of approximately 120 digital channels to specific market areas. The 1996 Letter Agreement contemplates that three separate full-scale transponder agreements will be entered into for the regions of (i) Brazil, (ii) Mexico, including other Spanish- and Portuguese-speaking parts of North America, and (iii) Latin America (except Brazil and Mexico). A full-scale transponder agreement has been entered into (and subsequently amended) with respect to 12 transponders for Brazil (the "Brazil Transponder Agreement") and the 1996 Letter Agreement remains in force as to the remaining 36 transponders for the other regions. Execution of full-scale transponder agreements for the other two regions is subject to negotiation and no assurance can be given that such full-scale agreements will be consummated. See "--DTH Strategy" and "THE DTH SALE."

  The 1996 Letter Agreement and the Brazil Transponder Agreement provide for minimum payments over their respective terms of approximately $1.3 billion, depending upon the actual useful life of the satellites in question, their predicted performance and their in-service dates. For most of the transponders, the amounts to be paid reflect service fees that are equal to PanAmSat's best estimate of the cost to design, construct, launch, insure and operate the satellites, and for the balance of the transponders, the amounts to be paid reflect service fees that are based on a fixed price. On the cost-based transponders, PanAmSat also could receive revenue sharing from the Latin America JVs. The Brazil Transponder Agreement was entered into on the same economic terms as to the applicable 12 transponders as were set forth in the 1996 Letter Agreement. Subsequent amendments to the Brazil Transponder Agreement and the 1996 Letter Agreement address the possibility of a longer than originally anticipated life of PAS-6 (under which the agreements may be, but are not required to be, extended beyond the originally anticipated useful life of PAS-6) but do not alter the minimum values anticipated under the 1996 Letter Agreement, as originally entered into.

  Under an agreement dated as of September 20, 1996 (the "Spain Transponder Agreement"), PanAmSat will provide to Televisa Spain transponder service from five PAS-3 Ku-band transponders, at least three of which will be for the delivery of television services to Spain, that may include DTH services. The transponder service fees reflect market rates. This agreement is unaffected by the DTH Sale.

  PanAmSat has also designed PAS-2, PAS-4 and PAS-7 and is designing PAS-8 with the capability of providing high-powered digital DTH service in their respective coverage areas. PanAmSat's satellites are platforms for operational DTH services in Brazil, the Middle East and South Africa, and for planned DTH services for India and Spanish-speaking Latin America. Digital DTH channels on PanAmSat's satellites are capable of providing image and sound quality superior to current cable, MMDS or broadcast television services.

  PanAmSat believes that the demand for international satellite services in the broadcasting and business communications markets will grow substantially in the foreseeable future. This growth is expected to result from (i) increased distribution of television programming to national, regional and international audiences, (ii) continuing worldwide deregulation of telecommunications markets, (iii) continuing technological advancements and
(iv) economic development worldwide and the increasing globalization of business.

CONVERSION AND INITIAL PUBLIC OFFERING

  Between 1992 and March 2, 1995, PanAmSat operated as the Partnership and prior to 1992, as a sole proprietorship and through other forms of organization. On March 2, 1995, pursuant to an amended Exchange

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

and Subscription Agreement and Plan of Reorganization, PanAmSat, the Partnership (PanAmSat's predecessor) and its partners consummated the Conversion. In connection therewith, (i) Rene Anselmo, PanAmSat's late Chairman of the Board and Chief Executive Officer, members of the family of the late Mr. Anselmo, trusts for the benefit of certain Anselmo family members, Frederick A. Landman, PanAmSat's current President and Chief Executive Officer, and Lourdes Saralegui, Executive Vice President of PanAmSat (collectively, the "Anselmo Group"), exchanged their interests in the Partnership for shares of PAS Class A Common Stock, representing approximately 49.66% of the outstanding common stock of PanAmSat, (ii) USHI exchanged its interest in the Partnership for shares of PAS Class B Common Stock, representing approximately 50.15% of the outstanding common stock of PanAmSat and (iii) a partner of the Partnership exchanged his interest in the Partnership for shares of PAS Ordinary Common Stock, representing approximately .19% of the outstanding capital stock of PanAmSat. On September 27, 1995, PanAmSat completed its IPO of 18,920,000 shares of PAS Ordinary Common Stock, including 4,595,676 shares held by members of the Anselmo Group and Televisa, and PanAmSat received net proceeds of approximately $229 million. In addition, PanAmSat has issued 9 3/4% Senior Secured Notes due 2000 (the "Senior Secured Notes"), 11 3/8% Senior Subordinated Discount Notes due 2003 (the "Discount Notes," and together with the Senior Secured Notes, the "1993 Notes") and the PAS Preferred Stock. Copies of the indentures and certificate of designation relating thereto have been filed or incorporated by reference as exhibits to the Registration Statement of which this Proxy Statement/Prospectus is a part. Summaries of the Senior Secured Notes, Discount Notes and PAS Preferred Stock are also available in PanAmSat's registration statement on Form S-1, filed on April 2, 1996 under file number 333-3114.

BUSINESS STRATEGY

  PanAmSat's strategy has evolved from its experience with the development and marketing of PAS-1, PAS-2, PAS-3 and PAS-4 and its analysis of the current and anticipated worldwide market for satellite communications services. PanAmSat believes that implementation of its strategy has established PanAmSat as an international leader for broadcasting and business communication services. PanAmSat's strategy is to continue to focus on six key elements:

  . Customer-driven service offerings;

  . Superior satellite system technical characteristics;

  . Emphasis on broadcasting services;

  . Concentration on other high-growth communications services;

  . Early market entry; and

  . Global coverage.

 Customer-Driven Service Offerings

  PanAmSat believes that the most important aspect of its business strategy is that PanAmSat is market driven and responsive to its customers' needs. PanAmSat offers customers ease-of-access and operation with respect to the use of satellite capacity. PanAmSat also offers customers a complete end-to-end package of satellite communications services on a one-stop shopping basis. The end-to-end services provided by PanAmSat include satellite capacity, teleport services and network services, including the design, integration, management and maintenance of networks and the procurement of ground equipment. PanAmSat furnishes substantially all of its terrestrial services outside of the United States through independent contractors.

  PanAmSat developed its service strategy when it first commenced operations, at which time Intelsat was PanAmSat's only significant competitor. Intelsat generally provides services only through its signatories and not directly to end-users. Intelsat's rates are often inflexible, fixed by tariff and customarily include a markup by

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

each signatory. In addition, Intelsat and its signatories have historically focused on international telephony services, rather than the requirements of other users, such as television broadcasters and business communications network users. Intelsat also typically has launched satellites with generic beam designs that have generally been suitable primarily for transmission to the large, expensive "gateway" earth stations of national telephone companies. See "--Competition."

 Superior Satellite System Technical Characteristics

  The satellites in PanAmSat's global (excluding domestic U.S.) satellite system (the "PAS Global System") are designed to provide high-transmission power, a key technical characteristic sought by broadcasting and business communications customers. The satellites' high power and other technical characteristics permit high-quality transmissions for the distribution of television programming and enable broadcasting and business communications customers to utilize cost-effective networks using small, low-cost antennas on the ground.

  The orbital slots for PanAmSat's satellites were selected to optimize the satellites' coverage and the global connectivity of the PAS Global System. Since orbital slots are limited in number and each slot provides a different range of coverage areas, PanAmSat believes that its early selection of orbital slots enhanced its technological capabilities and scope of coverage. The geographic coverage patterns of the satellites in the PAS Global System are custom-designed to focus signal power over centers of population and economic activity.

 Emphasis on Broadcasting Services

  PanAmSat expects the international broadcasting market to experience significant growth as broadcasters and cable television programmers seek to expand the distribution of their programming to national, regional and international audiences worldwide. Future demand is expected to include international television programming distribution, backhaul operations and ad hoc services. PanAmSat has designed its satellite services to meet the program distribution requirements of broadcasters and programmers. The technical characteristics and coverage areas of each of PAS-2, PAS-3, PAS-4, PAS-5, PAS-6 and PAS-7 were specified after extensive discussions with PanAmSat's major customers and potential customers regarding their service needs. The technical specifications of PAS-8 are in the design stages and subject to change. PanAmSat facilitates television programming distribution by offering satellite capacity, teleport services and technical services.

  In addition, PanAmSat provides satellite capacity on PAS-3, and plans to provide satellite capacity on PAS-5 and PAS-6, for digital DTH services in response to the desire of broadcasters and programmers to increase their viewing audiences in Latin America. PanAmSat expects there to be significant demand for digital DTH services in Latin America because of the large number of television households without cable services or access to extensive programming in the region. See "--DTH Strategy."

 Concentration on Other High-Growth Communications Services

  PanAmSat targets other high-growth markets where its satellites provide advantages to users of private business networks and long-distance telephony services in rural and underdeveloped areas. Business and other organizations, particularly those with sites in remote locations or inadequate terrestrial-based services available to them, have become increasingly dependent upon satellites to serve their communications requirements. These communications requirements are based on the need to collect, process, respond to and disseminate information, such as ATM and credit card verification and inventory control. Organizations such as banks and retail chains are, in increasing numbers, installing very small on-site antennas to set up satellite-based communications networks instead of using higher cost and/or unreliable terrestrial telephone lines. In addition, a growing number of domestic and regional telephone companies, especially in developing countries, are using the satellite capacity of PanAmSat and others to offer long-distance telephony services in rural areas. Internet service providers in several countries in Latin America and Asia also use satellites for international access to the Internet.


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

 Early Market Entry

  PanAmSat's strategy is to launch high-powered satellites early in their respective markets that are capable of delivering broadcast and business communications services via signals that may be received by users of small antennas. Partly as a result of its early market entry, PanAmSat believes it has established PAS-1, PAS-2, PAS-3 and PAS-4 as leading satellites for television programming distribution in their respective coverage areas and as important satellites for private business networks.

 Global Coverage

  PanAmSat is the first private company to provide global (excluding domestic U.S.) satellite services. Accordingly, customers are able to contract solely with PanAmSat for all of their global satellite communications requirements. Previously, users of satellites who wanted to communicate or transmit over broad areas were required to enter into contracts with a number of different Intelsat signatories and/or regional and domestic operators that often provided overlapping coverage or had substantial gaps in their coverage. Customers with global communications requirements include video programmers, broadcasters, news and sports organizations and operators of public and/or private communications networks.

  PanAmSat believes that its orbital slots provide a competitive advantage for PanAmSat's global satellite services due to the limited number of available slots that provide commercially desirable transoceanic coverage. Applications for orbital slots for C-band and Ku-band geostationary satellites have been filed by the U.S. government with the ITU on behalf of PanAmSat at 45(degrees) W.L. (Atlantic Ocean Region), 43(degrees) W.L. (Atlantic Ocean Region), 68.5(degrees) E.L. (Indian Ocean Region), 72(degrees) E.L. (Indian Ocean Region), 191(degrees) W.L. (Pacific Ocean Region) and 194(degrees) W.L. (Pacific Ocean Region). PanAmSat has requested registration of a second satellite at 43(degrees) W.L. (Atlantic Ocean Region) and a satellite at 58(degrees) W.L. (Atlantic Ocean Region). See "--Government Regulation-- International Telecommunications Union Coordination." In addition, PanAmSat has applied for U.S. government authorization to use 79(degrees) W.L. (PanAmSat has informally asked that the FCC associate this application with the 81(degrees) W.L. orbital location) and 93(degrees) W.L. for C-band and Ku-band geostationary satellites. If these two applications are granted, the FCC would have to assign different orbital locations because it since has assigned the 79(degrees) and 93(degrees) W.L. locations to other applicants. PanAmSat also has applied for nine orbital slots for Ka-band geostationary satellites, one of which the FCC tentatively has assigned to it subject to final action on its applications for those orbital locations. Pursuant to an agreement among all the Ka-band applicants that is subject to FCC approval, PanAmSat expects to be assigned a second Ka-band orbital location. The U.S. government has filed with the ITU for these additional slots, substantially all of which are sought by other U.S. applicants as well. See "--Government Regulation--U.S. Regulation."

SERVICES

  In the year ended December 31, 1996, PanAmSat's revenues were derived from the following markets:

      SERVICES                                                     1996 REVENUES
      --------                                                     -------------
   Video Distribution.............................................       86%
   Business Communications........................................       13
   Telephony......................................................        1
                                                                        ---
     Total........................................................      100%
                                                                        ===

 Video Distribution

  Local, domestic and international broadcasters use satellite capacity and services for (i) television programming distribution, (ii) "backhaul" operations (i.e., the transmission of video feeds from one location to another) and (iii) ad hoc services such as the transmission of special events and live news reports from the scene of the event. Currently, the largest market for broadcasting services is the full-time leasing of satellite capacity

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

by programmers for distributing programming to television stations, local cable operators, master antenna systems and, on a limited basis, directly to homes.

  Television Programming Distribution. PanAmSat's program distribution strategy is to establish each of its satellites as a leading satellite for the distribution of television programming to cable and other redistribution systems in its service region and to position the PAS Global System as a single source for the global (excluding domestic U.S.) distribution of television programming.

  In January 1989, CNN became the first international programmer to use PAS-1 to distribute television programming in Latin America. Over the next twenty-four months, PanAmSat entered into agreements with other full-time programmers, such as ESPN, HBO, Televisa and TNT. Local cable television operators and over-the-air broadcasters installed antennas to receive programming from this core group of international programmers, thus creating an infrastructure in Latin America to receive PAS-1 signals. As a result of the installed base of antennas pointed at PAS-1, programmers desiring regional distribution sought to use PAS-1 to reach that audience and compete effectively with the major full-time video programmers in Latin America. Upon the commencement of PAS-3 services on February 19, 1996, PanAmSat started migrating some broadcast customers from PAS-1 to PAS-3, under a plan to provide additional PAS-1 capacity for business communications services. PAS-1 and PAS-3 are now the leading satellites for television and cable programming distribution in Latin America. As of December 1996, PAS-1 and PAS-3 cumulatively distributed more than 60 television and cable programming channels to Latin America.

  For domestic Latin America broadcasters, PanAmSat offers the ability to create national networks where, due to local geography and high costs, none was possible before. For example, Telefe, the leading television network in Argentina, was created when a group of independent local Argentine television stations began using PAS-1 in December 1990 for national programming distribution. Domestic broadcasters in Peru and Chile also used PAS-1 to create national networks.

  PanAmSat offers broadcasters direct access to PanAmSat satellites from their own facilities. This direct access leads to both economic and operational efficiencies for the broadcasters. PanAmSat satellites also offer a number of other advantages for domestic broadcasters. Domestic broadcasters may, for example, purchase certain segments of an international programmer's feed (e.g., a sports event from ESPN or a news show from CNN) for broadcast as part of their own programming, without incurring the cost of adding a separate earth station to receive the international programmer's segments. In addition, domestic broadcasters can sell their programming (e.g., a local sports event) regionally or internationally because PanAmSat satellites allow them to use the same transmission antenna to relay their programming internationally as well as domestically.

  Local cable and television station operators also benefit from the use of PanAmSat satellites for television programming distribution. For example, in Latin America, such operators need only two small earth stations pointed at each of PAS-1 and PAS-3 to receive dozens of channels from both domestic and regional broadcasters.

  In the Pacific Ocean Region, PanAmSat's strategy has been to establish PAS-2 as the leading satellite for the trans-Pacific distribution of television and cable programming. As of December 1996, PAS-2 provided pan-Asian C-band coverage and access to the western United States for more than 20 broadcast customers, including ABS-CBN (Philippines), Asia Business News, the BBC, Bloomberg Information Television, China Central Television, Chinese Television Network (Hong Kong), Discovery, Disney, ESPN and Liberty Sports, NBC, NHK (Japan), Television Broadcasts International (Hong Kong) and Television Corporation of Singapore.

  In the Indian Ocean Region, PanAmSat's strategy has been to establish PAS-4 as the leading satellite for the distribution of television and cable programming throughout southern Asia, including the Indian Subcontinent and the Middle East. Broadcast customers for PAS-4 C-band services throughout southern Asia include Asia Business News, the BBC, China Central Television, Discovery, Disney, Doordarshan (India), ESPN, HBO, Jain TV, Sony and Turner Broadcasting Systems. In addition, PAS-4 is designed to provide C-band program distribution services throughout Africa and northern Asia.

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  For the global distribution of television programming, customers that have agreements with PanAmSat for service over several satellites include the BBC, China Central Television, ESPN, Doordarshan (India), Liberty Sports, NHK, Turner International and Viacom International.

  Compressed Digital Video. At December 31, 1992, PanAmSat had sold out its capacity on PAS-1 for full-time television programming distribution to Latin America. Since February 1993, PanAmSat has used compressed digital video ("CDV") technology to expand its satellite channel capacity and offer digital television channels to its broadcast customers at a lower cost than comparable analog capacity. As part of its marketing strategy, PanAmSat designates certain capacity on each satellite for digital channels that have generated, and PanAmSat expects will continue to generate, substantially more revenue per transponder as a result of video compression even though each customer's cost per channel distributed by satellite is reduced. PanAmSat also believes that CDV technology provides television viewers with higher quality channels, movie programming options, new data and other service applications. PanAmSat is using a range of leading CDV suppliers for broadcast services on PAS-2, PAS-3 and PAS-4 from various teleport facilities throughout the world. In April 1996, PanAmSat announced that it would provide global CDV services using equipment by Scientific-Atlanta that meets the MPEG-2/DVB international digital transmission standards.

  Backhaul Operations. Broadcasters use satellite capacity for backhaul operations, such as transporting programming from a broadcaster's foreign news bureau to its broadcast center for simultaneous or later transmission. PanAmSat's services in this area are focused on the transportation of program material and syndicated programming for broadcasters on a scheduled basis. Program distributors utilize 24-hour full-time channels or scheduled part-time video services on PanAmSat satellites to transport programming between locations. NHK, a leading Japanese broadcaster, for example, utilizes full-time transponders on PAS-1, PAS-2 and PAS-4 for the transportation of programming and news.

  Special Events and Live News Coverage. Broadcasters use PanAmSat to transmit coverage of live scheduled special events to programmers on a short-term ad hoc basis. For instance, PanAmSat transmitted approximately 10,000 hours of television coverage of the 1996 Summer Olympics over the PAS Global System. PanAmSat also provides broadcast services to relay live news coverage, short duration video feeds and syndicated programming for broadcasters on a scheduled or ad hoc basis. For instance, PanAmSat broadcasted more than 150 hours of international news coverage of the 1996 U.S. Presidential election for U.S., European and Asian broadcasters.

  Radio. Radio broadcasters use satellites for program distribution, coverage of news and sporting events and other broadcast and backhaul applications. Customers for radio services on PAS-1 include BBC World Service, Radio France International, Caribbean News Agency and Radio Netherlands.

  DTH Distribution. High powered DTH satellites are designed to enable broadcasters and programmers to reach the maximum number of television viewers possible. Programming distributed over a DTH satellite is accessed by households and also by local cable systems that redistribute that programming through ground-based cable to households. In addition, the total television audience can be increased significantly because the satellite's high transmission power enables households equipped with 24-36 inch (60-90 cm) satellite dishes and related equipment to receive the programming directly from the satellite.

  PanAmSat's strategy includes launching and operating satellites capable of providing DTH services. Each of PAS-2 through PAS-8 has or will have the capability to provide high-powered DTH service in its respective coverage area. For instance, M-Net/MultiChoice and SABC/Sentech commenced transmissions in September 1995 of a multichannel DTH service throughout South Africa using transponders on PAS-4. PanAmSat's satellites are also platforms for operational DTH services in Brazil and the Middle East and planned DTH services in India and Spanish-speaking Latin America. See "--DTH Strategy."

  Other Services. PanAmSat offers a number of additional services to broadcasters. These include teleport services such as complete network support and signal turnaround (e.g., retransmission of a signal from a U.S.

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domestic satellite through PanAmSat's teleports to PAS-1 for distribution to
Latin America and to PAS-2 for distribution to Asia). For instance, PanAmSat provides transmission uplink services from its teleport in Homestead, Florida, for the Latin America JVs. PanAmSat also provides third-party services and equipment such as trucks equipped for live news reports and sporting events and domestic satellite capacity, if required. In addition, PanAmSat offers one-stop service management such as coordination and traffic management for international live news reporting.

 Business Communications

  PanAmSat's business communications services include (i) the provision of satellite capacity to communications carriers that provide private business networks for data, voice, corporate video and Internet communications and (ii) the provision of such networks and related services by PanAmSat directly to end-users. Network users utilize satellites rather than ground-based transmission media because satellite systems provide customers:

  . cost savings for large, geographically dispersed networks;

  . independence from telephone companies;

  . predictability of costs over a long period;

  . flexibility in changing and adding remote locations to a network;

  . integrated network management and control of all remote locations; and

  . increased network availability and lower transmission error rates.

Many businesses and organizations currently use satellite communications networks for certain of their communications needs. For example, retail chains use satellite business communications networks for rapid credit card authorization and inventory control. Banks use satellite networks to connect automated teller machines to processing computers. News agencies use satellite networks to distribute information continuously to numerous locations, and paging operators use satellite networks to distribute paging information from a central switch to multiple remote transmitters for retransmission to pagers.

  Carrier Services. The largest portion of PanAmSat's revenues in the business communications market is derived from the provision of satellite capacity to domestic and regional communications carriers in Latin America. PanAmSat does not provide substantial value-added services to such carriers. The provision of satellite capacity to carriers involves relatively low marketing and operating costs, while promoting the use of PAS-1 and PAS-3 for business communications in Latin America. Carriers in Latin America that use PanAmSat satellite capacity include Infosat of Venezuela, Telegan, S.A. of Colombia and Impsat of Argentina. U.S. carriers include Sprint and MCI. In addition, the carrier Ji Tong of China and PT. Primacom of Indonesia use capacity on PAS-2 and Transtel of South Africa uses capacity on PAS-4.

  Internet service providers also are using several PanAmSat satellites for international Internet access. As of December 1996, PanAmSat's satellites provided access to the U.S. Internet network for Internet service providers in more than 20 countries in Latin America and Asia.

  Governments currently represent one of the single largest users of communications facilities. The U.S. government has stated that it intends to move governmental traffic, particularly nonclassified military traffic, off of dedicated satellites and onto commercial satellites. PanAmSat has participated from time to time in bids for the U.S. Defense Department's procurements of several commercial satellite transponders. PanAmSat has provided services directly to the U.S. State and Defense Departments and currently is providing services to the U.S. government as a subcontractor to government carriers. U.S. government users accounted for approximately 2% of PanAmSat's total revenue for the year ended December 31, 1996.

  Private Networks. PanAmSat offers end-to-end satellite services for two types of private business communications networks: International Digital Services ("IDS") networks and very small aperture terminal ("VSAT") networks. IDS networks consist of rooftop antennas and are used by customers that have relatively steady flows of information to and/or from all of the points in the network. Because of their large transmission requirements, IDS networks require dedicated, permanent communication links to each point. VSAT networks differ from IDS networks in that VSAT networks consist of very small (e.g., 1.2 to 1.8 meters) rooftop antennas and are utilized by customers that need to send short bursts of data over the network for relatively short periods of time. Through the use of VSAT technology and sophisticated software, these networks can be served with a relatively small amount of satellite capacity.

  In addition to providing satellite capacity, PanAmSat's services to its business communications customers include the purchase and installation of on-site antennas and the design, integration, management, operation and maintenance of business networks. These services are provided by PanAmSat's teleports in Ellenwood, Georgia, Homestead, Florida and Napa, California, or through subcontractors. Examples of PanAmSat's business communications services using PanAmSat's satellites and teleports include an IDS network linking Citicorp's regional headquarters in Miami, Florida with eight locations in Latin America, five other IDS networks for banks and another IDS network linking several of Reuters' Latin American offices to Reuters offices in the United States.

  Networks using VSATs have been growing rapidly to meet the specialized data requirements of particular industries, such as banking, mining and retailing. PanAmSat expects the international VSAT market to grow significantly in the future. Recognizing both the demand for this service as well as the failure of existing carriers to provide adequate VSAT services, many governments have recently deregulated this market.

 Telephony

  Although PanAmSat was initially not permitted by the FCC to offer international public telephone service between the United States and any other country, PanAmSat currently provides domestic and international long-distance telephony services. PanAmSat provides satellite capacity to domestic telephone companies in Chile, Nicaragua and Honduras. PanAmSat also provides satellite capacity to Tricom, a Dominican Republic-based carrier which provides international long-distance telephone service between the United States and the Dominican Republic. Tricom is currently the only international telephone carrier under contract with PanAmSat.

  Effective January 1, 1997, the FCC no longer restricts the number of public switched circuits for fully connected telephone traffic that PanAmSat may carry. See "--Government Regulation." The emergence of competition for long-distance services and significant deregulation in several countries such as the United Kingdom, Japan, Korea, New Zealand, the Philippines and Australia has led PanAmSat to believe that the long-distance telephony market offers PanAmSat future opportunities globally.

DTH STRATEGY

  PanAmSat has designed the Ku-band capacity on the PAS Global System (other than PAS-1) with the capability of providing DTH services. PanAmSat's strategy is to provide satellite capacity to customers that provide DTH services. PanAmSat also contemplates facilitating the development of DTH service in certain regions by providing satellite capacity and coordinating technical issues with its customers, without direct investment in the DTH service, although PanAmSat may receive equity interests under certain circumstances in connection with its provision of transponder capacity. Based on this strategy, PanAmSat's satellites are platforms for current DTH services in Brazil, the Middle East and South Africa and for planned DTH services in India and Spanish-speaking Latin America.

  As part of PanAmSat's digital DTH strategy, PanAmSat intends to provide satellite capacity on PAS-3, PAS-5 and PAS-6 for digital DTH services in Latin America, the Caribbean and certain areas of the southern United States. PanAmSat believes there is significant demand for digital DTH service in these regions in part because of the limited percentage of households that receive television programming (except in the United States) through other transmission systems such as cable and wireless cable and, in the United States, the limited amount of Spanish-language programming available.

  Pursuant to the Original MOU, PanAmSat and Televisa intended to establish and operate a Ku-band digital DTH satellite broadcasting business serving Latin America. The Original MOU was superseded and terminated by the Revised MOU, except with respect to certain indemnification obligations in favor of PanAmSat. Pursuant to Section 1.1 of the Revised MOU and certain oral agreements in principle with Televisa, PanAmSat has DTH Options to acquire equity interests in the Latin America JVs and companies formed to sell program services to consumers in the Iberian Peninsula. An affiliate of HCI is an investor in a venture that provides DTH services in Latin America. HCI has made it a condition to the Merger, the Univisa Contribution and the Asset Contribution that PanAmSat dispose of these DTH Options. See "THE REORGANIZATION AGREEMENT--Conditions to the Reorganization." Accordingly, PanAmSat, Televisa and S Company have entered into the DTH Option Purchase Agreement whereby immediately after the Share Repurchase PanAmSat will sell the DTH Options to either Televisa, S Company and/or their designees, for a purchase price of $225 million. The closing of the DTH Sale will occur substantially concurrently with the receipt by S Company of the consideration to be paid by New PanAmSat to it pursuant to the Univisa Contribution Agreement. In connection with the DTH Sale, PanAmSat has received the opinion of Salomon Brothers, PanAmSat's financial advisor with respect to the DTH Sale, to the effect that as of September 19, 1996 and based upon and subject to the qualifications described therein, the consideration to be received by PanAmSat for the sale of the DTH Options represented fair value to PanAmSat for the DTH Options from a financial point of view. See "THE DTH SALE."

 DTH Services in Latin America

  In November 1995, PanAmSat announced that it would serve as a satellite service provider for the Latin America DTH service to be offered by Globo, Televisa, News Corp. and TCI. On February 29, 1996, PanAmSat signed the 1996 Letter Agreement with Globo, Televisa and News Corp. to provide service to the Latin America JVs on 48 transponders ultimately on PAS-5 and PAS-6, with temporary service on PAS-3 pending the commencement of service on PAS-6. This capacity would enable the Latin America JVs to broadcast to Latin America, the Caribbean and certain areas of the southern United States approximately 500 digital channels to subscribers using small 24-36 inch (60-90 cm) antennas and to permit distribution of program packages of approximately 120 digital channels to specific market areas.

  Under the 1996 Letter Agreement, Globo, Televisa and News Corp. have agreed to proportionally guarantee 100 percent of the fees for transponder services to the Latin America JVs. These guarantee obligations may be assigned to TCI and, with PanAmSat's prior written consent, to new equity participants in the Latin America JVs. PanAmSat will receive minimum service fees equivalent to PanAmSat's best estimate of the cost per transponder to PanAmSat of designing, launching, operating and insuring each satellite for transponders used by the Latin America JVs. PanAmSat also will receive additional revenue based on subscriber revenues of the Latin America JVs above a certain threshold, except that the transponders that will be used by the Latin America JV operating in Brazil will be charged on a fixed fee basis.

  The 1996 Letter Agreement contemplates that three separate full-scale transponder agreements will be entered into for the regions of (i) Brazil,
(ii) Mexico, including other Spanish- and Portuguese-speaking parts of North America, and (iii) Latin America (except Brazil and Mexico). The Brazil Transponder Agreement has been entered into with respect to 12 transponders on PAS-6 for Brazil, while the 1996 Letter Agreement remains in force as to the remaining 24 transponders on PAS-6 and 12 transponders on PAS-5 for the other regions. Execution of full-scale transponder agreements for the other two regions is subject to negotiation and no assurance can be given that such full-scale transponder agreements will be executed. See "--Customers and Markets."

  The 1996 Letter Agreement and the Brazil Transponder Agreement provide for minimum payments over their respective terms of approximately $1.3 billion, depending upon the actual useful life of the satellites in question, their predicted performance and their in-service dates. For most of the transponders, the amounts to be paid reflect service fees that are equal to PanAmSat's best estimate of the cost to design, construct, launch, insure and operate the satellites, and for the balance of the transponders, the amounts to be paid reflect service fees that are based on a fixed price. On the cost-based transponders, PanAmSat also could receive revenue sharing from the Latin America JVs.

 DTH Services in Spain

  Pursuant to the Spain Transponder Agreement, PanAmSat will provide Televisa Spain with transponder service from five PAS-3 Ku-band transponders, at least three of which will be for the delivery of television services to Spain, which may include DTH services. The transponder service fees reflect market rates. The Spain Transponder Agreement is unaffected by the DTH Sale.

PANAMSAT SATELLITES

 Coverage Areas

  PAS-1 and PAS-3 provide coverage of the Atlantic Ocean Region, and PAS-2 provides, and PAS-8 will provide, coverage of the Pacific Ocean Region. PAS-5 and PAS-6 will provide additional coverage of the Atlantic Ocean Region and PAS-4 provides, and PAS-7 will provide, coverage of the Indian Ocean Region. PanAmSat is the first private company to provide global (excluding domestic U.S.) satellite services. Accordingly, customers are able to contract solely with PanAmSat for all of their international satellite needs.

  Construction of PAS-6 has been completed and it has been delivered to the launch site. PAS-5 and PAS-7 are under construction and their designs are complete. The coverage areas of PAS-8 are in the design stage and therefore are subject to change. The coverage areas of a satellite are determined by the shape of the satellite beams and are not alterable after launch. However, certain of the transponders on PAS-2, PAS-3, PAS-4, PAS-6, PAS-7 and PAS-8 may be transferred from one beam to another if market conditions warrant and PAS-5 has a moveable beam that can be focused over different regions.

                                     PAS-1

  PAS-1 provides four separate C-band coverage beams for all or parts of Latin America and two Ku-band beams, one for the United States and one for Europe.

  One PAS-1 C-band beam provides nearly complete coverage of Latin America and reaches the southern United States. Until March 1993, when PanAmSat began to use CDV technology, all of the long-term capacity on this beam was sold out. See "--Services--Video Distribution." As of December 1996, full-time broadcasters and programmers who use this beam included Cinecanal, ESPN, NBC, USA and VCC.

  The three other PAS-1 C-band beams focus coverage on different parts of Latin America. As of December 1996, programmers using these beams on a full-time basis included Cinecanal, CTC, HBO Ole, channels 2, 4, 5 and 13 (Peru), Sony, Telefe (Argentina), Television Nacional de Chile and Warner Bros. These C-band beams are also used for business communications services by Citicorp, Reuters, Credit Suisse, Pacific National Bank and others. Carriers that use PAS-1 include Telegan, S.A. of Colombia and Impsat of Argentina. The PAS-1 Ku-band beams are used for broadcasting and business communication services between the United States and Europe. Customers for this service include BBC, CBS News and NHK.

  Upon the commencement of PAS-3 services on February 19, 1996, PanAmSat started implementing a plan to migrate some broadcast customers from PAS-1 to PAS-3, thereby providing additional PAS-1 capacity for business communications services.



                                [MAP OF PAS-1 COVERAGE]

                                     PAS-2

  PAS-2 contains two C-band beams. These beams enable broadcasters to distribute programming throughout Asia, Australia and New Zealand. One of these beams also reaches across the Pacific Ocean to the western coasts of Canada and the United States. Prior to the launch of PAS-2, U.S. programmers had to use one satellite to cross the Pacific Ocean and another to distribute programming within Asia. Because of PAS-2's coverage and high transmission power, North American broadcasters can now distribute programming directly via PAS-2 from the United States to Asia, and Asian broadcasters can distribute their programming throughout Asia to North America. For instance, ESPN and Viacom are using PAS-2 for United States-to-Asia program distribution, while ABS-CBN (Philippines) is using PAS-2 for intra-Asian distribution and access to the U.S. cable market.

  Three Ku-band beams on PAS-2 provide high-powered coverage that is focused on Korea, Japan, China, including Hong Kong and Taiwan, Australia and New Zealand. For instance, Television Broadcasting International and Taiwan Asia Space Cable are using PAS-2 Ku-band capacity for high-power program distribution services throughout Taiwan.



                           [MAP OF PAS-2 COVERAGE]

                                     PAS-3

  PanAmSat has established PAS-3, in conjunction with PAS-1, as the leading satellites for cable and television programming distribution in Latin America. Certain broadcasting customers on PAS-1 have moved to PAS-3, and the resulting available capacity on PAS-1 is being used primarily for broadcasting and business communications services in Latin America. PAS-3's two C-band beams provide nearly total coverage of North America, South America, Western Europe and Africa. This coverage creates new options for broadcast distribution among these four continents as well as expanding channel capacity in Latin America.

  As of December 1996, PAS-3 customers for Pan-American C-band broadcast services included Arab Radio and Television, Artear (Argentina), BBC, Bravo, Caracol, China Central Television, Country Music Television, Discovery, ESPN, 20th Century Fox, HBO Ole, Liberty, NBC, Teledifusora Paraguaya, Televisa, TVN, TV-5, Universidad Catolica and The Weather Channel. In addition, PAS-3 will serve as an initial platform for the introduction of Latin America DTH services offered by the Latin America JVs. It is also anticipated that PAS-3 will serve as the platform for the Spain Transponder Agreement.





                            [MAP OF PAS-3 COVERAGE]

                                     PAS-4

  PAS-4 provides extensive coverage of the Indian Ocean Region with three C-band and five Ku-band beams. The three C-band and five Ku-band beams provide coverage of most of Europe, Africa, India and Asia, the Middle East and Australia. The Ku-band transponders offer communications services to key regions of economic activity including southern Africa, Far East Asia, Europe, India and the Middle East. Due to the satellite's strategic orbital location and the satellite's design, PanAmSat's customers are able to access the satellite from as far east as Tokyo and as far west as Great Britain.

  PAS-4 links together key regions of the world for broadcast distribution, business communications and telephony services. For instance, broadcasters in Europe using PAS-4 are able to reach the Far East and Australia directly over one satellite.

  Broadcast customers that use C-band capacity on PAS-4 for program distribution in south Asia include Asia Business News, the BBC, China Central Television, Discovery, Disney, Doordarshan, ESPN, HBO, Liberty, Home TV, Jain TV, Sony, Turner Broadcasting and Viacom. Customers that use C-band capacity for pan-African program distribution include M-Net/MultiChoice for its multichannel digital C-band pan-African DTH platform and Viacom. In addition, M-Net/MultiChoice and SABC/Sentech use PAS-4 Ku-band capacity to provide DTH services in South Africa.





                            [MAP OF PAS-4 COVERAGE]

                                     PAS-5

  PAS-5 will be a high-powered satellite and will contain 24 Ku-band and 24 C-band transponders. Twelve of the satellite's 24 Ku-band transponders will be used by the Latin America JVs to provide DTH services in Mexico, the Caribbean and the southern United States. The C-band transponders have been designed to provide coverage for broadcast distribution and other services in North America, South America and Europe. It is anticipated that PAS-5 will serve as a platform for the Latin America DTH Services offered by the Latin America JVs.





                            [MAP OF PAS-5 COVERAGE]

                                     PAS-6

  PanAmSat has designed PAS-6 to provide DTH services in Latin America. All 36 transponders will be used by the Latin America JVs to provide DTH services in Latin America. Subject to FCC approval, PanAmSat plans to co-locate PAS-6 with PAS-3. It is anticipated that PAS-6 will serve as the main platform for the DTH Services offered by the Latin America JVs.






                            [MAP OF PAS-6 COVERAGE]

                                     PAS-7

  PAS-7 will be a high-powered satellite providing service over the Indian Ocean Region. PAS-7 is expected to contain 14 C-band and 30 Ku-band transponders and to be co-located with PAS-4. PAS-7 has been designed to expand upon the DTH, broadcast and business communications services that are offered on PAS-4. See "RISK FACTORS--Regulatory Risks."






                            [MAP OF PAS-7 COVERAGE]

                                     PAS-8

  PAS-8 will be a high-powered satellite providing service over the Pacific Ocean Region. PAS-8 is expected to contain 24 C-band and 24 Ku-band transponders. PanAmSat's strategy with PAS-8 is to expand upon the broadcast and business communications services that are offered on PAS-2. PAS-8 is in the design stages and subject to change.

 Operational and Expected Future Satellites

  Set forth below is a description of the specifications of PanAmSat's operational and expected future satellites as currently contemplated by PanAmSat's management. However, the specifications concerning PanAmSat's future satellites are subject to change as a result of continuing discussions between representatives of PanAmSat and Galaxy regarding the likely needs of New PanAmSat following the Reorganization. The PAS Global System will consist of the following eight satellites:

                       PAS-1             PAS-2            PAS-3             PAS-4             PAS-5
                  ---------------- ----------------- ---------------- ------------------ ----------------
Region Covered..   Atlantic Ocean    Pacific Ocean    Atlantic Ocean     Indian Ocean     Atlantic Ocean
Expected
 Launch(1)......    Operational       Operational      Operational       Operational           1997
Satellite.......      GE 3000           HS 601            HS 601            HS 601          HS 601 HP
Expected End of
 Useful
 Life(3)........        2001             2010              2010              2011              2012
Orbital
 Location.......  45(degrees) W.L. 191(degrees) W.L. 43(degrees) W.L. 68.5(degrees) E.L. 58(degrees) W.L.(4)
TRANSPONDERS(7)
 Ku-band........     6 @ 72 MHz       12 @ 54 MHz      12 @ 54 MHz       16 @ 27 MHz       24 @ 36 MHz
                                      4 @ 64 MHz        4 @ 64 MHz        8 @ 54 MHz
 C-band.........     6 @ 72 MHz       12 @ 54 MHz      12 @ 54 MHz       12 @ 54 MHz       24 @ 36 MHz
                    12 @ 36 MHz       4 @ 64 MHz        4 @ 64 MHz        4 @ 64 MHz
 Usable Band-
  width (8).....     1,296 MHz         1,808 MHz        1,808 MHz         1,768 MHz         1,728 MHz
OUTPUT POWER(9)
 Ku-band........    6 @ 16 Watts     16 @ 63 Watts    16 @ 63 Watts     24 @ 60 Watts     18 @ 110 Watts
                                                                                           6 @ 60 Watts
 C-band.........    6 @ 16 Watts     16 @ 30 Watts    16 @ 34 Watts     16 @ 30 Watts     24 @ 50 Watts
                   12 @ 8.5 Watts
 Total Output
  Power(9)......     294 Watts        1,488 Watts      1,552 Watts       1,920 Watts       3,540 Watts
                       PAS-6                   PAS-7                 PAS-8
                  ---------------------- --------------------- --------------------
Region Covered..   Atlantic Ocean           Indian Ocean         Pacific Ocean
Expected
 Launch(1)......        1997                    1998                 1998
Satellite.......    SS/L FS-1300         SS/L FS-1300(2)        SS/L FS-1300(2)
Expected End of
 Useful
 Life(3)........        2012                    2011                 2013
Orbital
 Location.......  43(degrees) W.L.(4)(5) 68.5(degrees) E.L.(6) 194(degrees) W.L.(6)
TRANSPONDERS(7)
 Ku-band........    36 @ 36 MHz             30 @ 36 MHz           24 @ 36 MHz
 C-band.........        --                  14 @ 36 MHz           24 @ 36 MHz
 Usable Band-
  width (8).....     1,296 MHz               1,584 MHz             1,728 MHz
OUTPUT POWER(9)
 Ku-band........   36 @ 100 Watts          30 @ 100 Watts       24 @ 100 Watts
 C-band.........        --                 14 @ 50 Watts         24 @ 50 Watts
 Total Output
  Power(9)......    3,600 Watts             3,700 Watts           3,600 Watts

-------
(1) PAS-1 was launched in June 1988 and commenced commercial service in November 1988. PAS-2 was launched in July 1994 and commenced commercial service in August 1994. PAS-4 was launched in August 1995 and commenced commercial service in September 1995. PAS-3 was launched in January 1996 and commenced commercial service in February 1996. Future launch dates are based on PanAmSat estimates.
(2) PanAmSat has entered into a contract with SS/Loral for the construction and delivery of PAS-6, PAS-7 and PAS-8, with options to purchase additional satellites and/or replacement satellites for PAS-7 or PAS-8. PAS-6 has been delivered to the launch site. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." The contract contemplates delivery of PAS-7 in 1997 and PAS-8 in 1998.
(3) The information for PAS-1, PAS-2, PAS-3 and PAS-4 is based on fuel level estimates at January 31, 1997. The information for PAS-5, PAS-6, PAS-7 and PAS-8 is based on the terms of their satellite contracts, current mass projections and their launch contracts. Based upon current launch vehicle capabilities, each of PAS-5, PAS-6 and PAS-8 may have sufficient fuel to achieve a significantly longer life, in excess of 20 years. The construction design life of each satellite remains 15 years, which conservatively is the basis for the predicted life specified above. PAS-7 also has a design life of 15 years, but SS/Loral has informed PanAmSat that it is expected to exceed its contractual weight specifications. To ensure that the excess weight does not affect the satellite's intended operational lifetime, PanAmSat is exploring several options, including satellite modifications by SS/Loral or the use of an alternative Ariane IV launcher configuration to deploy the spacecraft.
(4) The application for PAS-5 is pending with the FCC. PanAmSat has received conditional regulatory approval for PAS-6, which approval is subject to full financial showing and demonstration of consultation with Intelsat.
(5) PanAmSat has requested FCC approval to co-locate PAS-6 with PAS-3. PanAmSat expects to receive final authorization from the FCC to locate PAS-6 at 43(degrees) W.L. prior to its anticipated launch.
(6) PanAmSat has received conditional regulatory approval for the orbital slot of 72(degrees) E.L. from the FCC, which approval is subject to a full financial showing and demonstration of consultation with Intelsat. In addition, PanAmSat has requested approval to co-locate a satellite with PAS-4 at 68.5(degrees) E.L. PanAmSat intends to locate PAS-7 at the 68.5(degrees) E.L. orbital location if its application for such orbital location is granted, in which case the 72(degrees) E.L. orbital slot could be used for another satellite. PanAmSat tentatively plans to locate PAS-8 at 194(degrees) W.L. and has an application for that orbital slot pending with the FCC.
(7) Satellite transponders receive transmissions from Earth and relay them back to Earth. Transponders are composed of receivers, preamplifiers, power amplifiers, frequency shifters and a host of other electronics. C-band and Ku-band are ranges of frequencies used worldwide for commercial satellite communications. The C-band frequency is widely used for the distribution of television programming. The Ku-band frequency is widely used for DTH television broadcasting, satellite news-gathering applications and on-site business communications networks that require the use of very small antennas. Construction of PAS-6 has been completed and it has been delivered to the launch site. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." The designs of PAS-5 and PAS-7 are complete. The design for PAS-8 is still to be completed.
(8) Bandwidth is one measure of the information carrying capacity of a transponder. A transponder's bandwidth and power together determine the amount of information that can be carried. Construction of PAS-6 has been completed and it has been delivered to the launch site. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." The designs of PAS-5 and PAS-7 are complete. The design for PAS-8 is still to be completed.
(9) Output power is the transmitter power of each transponder and is not a measure of the signal power received on Earth. Total output power is the aggregate power of all the transponders on the satellite. High output power allows for the use of smaller and less expensive receiving antennas to obtain the satellite signal. Construction of PAS-6 has been completed and it has been delivered to the launch site. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." The designs of PAS-5 and PAS-7 are complete. The design for PAS-8 is still to be completed.

 Types of Satellites

  PAS-1 is a GE Series 3000 satellite with 12 36-MHz and six 72-MHz transponders at C-band and six 72-MHz transponders at Ku-band. The satellite offers coverage of the Americas and Europe. PAS-1 was launched in June 1988 and has an expected in-orbit life of 13.25 years from the date of launch. PAS-1 has not experienced any anomalies that have affected or which are expected to affect the satellite's continued operation through its projected end-of-life. In late 1989, PAS-1 experienced a loss of approximately one half of the power on one transponder. A spare amplifier was switched over to the transponder which effectively restored the lost power. No problems occurred during the switchover, and this transponder currently meets all performance specifications. In November 1992, PAS-1 experienced a loss of approximately one half the power on another transponder in the same transponder bank. A spare amplifier was not available because the spare amplifier assigned to the transponder bank had already been switched to the transponder which experienced power loss in late 1989. However, the transponder which experienced the power loss in November 1992 continues to meet the performance requirements under PanAmSat's contracts with the two customers which are using this transponder, and PanAmSat has given these customers a nominal one-time credit related to this loss of power. See "--Insurance."

  PAS-2 and PAS-3 are Hughes HS 601 satellites, each with 12 54-MHz and four 64-MHz transponders at C-band and 12 54-MHz and four 64-MHz transponders at Ku-band. PAS-2 offers coverage of Asia and western North America. PAS-3 offers coverage of the Americas, Europe and Africa. PAS-2 was launched in July 1994 and has an expected in-orbit life of 15 years from the date of launch. PAS-2 has not experienced any anomalies that have affected or which are expected to affect the satellite's continued operation through its projected end-of-life. In February 1995, the satellite experienced a brief outage on one transponder amplifier and a spare amplifier was switched over. An additional amplifier experienced a loss of gain in January 1996 and a spare amplifier was switched over. No problems occurred during these switchovers, and these transponders currently meet all performance specifications. PAS-3 was successfully launched in January 1996, and commenced service in February 1996. PAS-3 has an in-orbit expected life of 14 to 15 years from the date of launch. During in-orbit testing, a Ku-band amplifier on PAS-3 was determined to be defective and a spare amplifier was switched over.

  PAS-4 is a Hughes HS 601 satellite with 12 54-MHz and four 64-MHz transponders at C-band and 16 27-MHz and eight 54-MHz transponders at Ku-band. PAS-4 offers coverage of Europe, Africa, India and Asia, the Middle East, and Australia. PAS-4 was successfully launched in August 1995 and commenced service in September 1995. PAS-5 is also a Hughes HS 601 satellite designed to meet PanAmSat's operational requirements. PAS-6 was constructed by SS/Loral.

  The design of PAS-5 is complete and construction has commenced. PAS-5 is expected to carry 24 36-MHz transponders at Ku-band and 24 36-MHz transponders at C-band. PanAmSat expects that the satellite will be able to carry 96 to 120 digital program channels over Ku-band transponders for reception within the satellite's coverage area by households equipped with 24-36 inch (60-90 cm) antennas. The satellite also can be used for other broadcast and business communications services employing small, low-cost antennas on the ground. Construction of PAS-6 has been completed and it has been delivered to the launch site. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." PAS-6 will carry 36 36-MHz transponders at Ku-band that will be able to carry 288 to 360 digital program channels. PanAmSat has contracted with SS/Loral to build PAS-7 and PAS-8. PAS-7 has been designed to contain 14 36-MHz C-band and 30 36-MHz Ku-band transponders. PAS-8 is expected to contain 24 36-MHz C-band and 24 36-MHz Ku-band transponders. PAS-8 is in the design stages and subject to change.

  When launched, each of PanAmSat's new satellites will have at least five times (twelve times in the case of PAS-6) the transmission power of PAS-1. This added power will allow PanAmSat and its customers to reduce their ground segment costs significantly by allowing the use of smaller earth stations.

  The new satellites will offer a high-powered, multi-beam design. The provision of both C-band and Ku-band capacity on each satellite, except for PAS-6, will give PanAmSat flexibility to meet its customers' needs for domestic, regional and international communications services.


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  The C-band frequency is widely used for the distribution of television programming. C-band is optimal for areas with relatively low levels of microwave interference or relatively high levels of rainfall and in markets which have a tolerance for a range of earth station sizes. C-band is currently widely used in South America, Asia, Africa and the United States.

  The Ku-band frequency is widely used for DTH television broadcasting, satellite news gathering applications and on-site business communications networks that require the use of very small antennas. Ku-band is optimal for areas with high levels of terrestrial microwave interference and where small earth stations are required due to zoning or other physical considerations or market needs. Ku-band is utilized throughout Europe, Australia and Japan and, increasingly, in North America.

 The HAC PAS-5 Contract

  PanAmSat has contracted with HAC for the construction and delivery of PAS-5 (the "HAC PAS-5 Contract"). The HAC PAS-5 Contract calls for the delivery to support an early May 1997 launch. HAC has notified PanAmSat that construction is delayed and that HAC will be able to support a launch no earlier than late June 1997. After a specified grace period, there will be liquidated damages payable by HAC in the event of a late delivery which is the fault of HAC. Payments representing approximately 80% of the total cost of the satellite will be made during the period of the satellite's construction and upon completion of the satellite's in-orbit testing with the remainder of such costs to be paid in the form of incentive payments based upon the satellite's orbital performance over the 15-year period following launch. PanAmSat has the option of prepaying the incentive obligations at any time. The incentive obligations are subject to reduction or refund if the satellite fails to meet specific technical operating standards. The HAC PAS-5 Contract provides for a limited pre-launch warranty by HAC which requires HAC to correct or replace any non-conforming goods with conforming goods, if such correction or replacement can be reasonably accomplished as determined by HAC. If the delivery is delayed due to the fault of PanAmSat, PanAmSat will be obligated to pay to HAC its reasonable costs incurred as a result of the delay plus a profit component.

 The SS/Loral Satellite Contract

  PanAmSat has contracted with SS/Loral for the construction and delivery of PAS-6, PAS-7 and PAS-8, and for the option to purchase up to two additional satellites and up to four spare satellites (the "SS/Loral Satellite Contract"). The SS/Loral Satellite Contract calls for the delivery of PAS-6, PAS-7 and PAS-8 no later than November 10, 1996, August 4, 1997 and February 21, 1998, respectively. Despite the specified November 10, 1996 delivery date, PAS-6 was delivered to the launch site in March 1997. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." PanAmSat expects completion and delivery of PAS-7 in December 1997 followed by an anticipated launch in the first quarter of 1998. In addition to the revised delivery schedule, SS/Loral has informed PanAmSat that it expects that the satellite will exceed its contractual weight specifications. To ensure that the excess weight does not affect the satellite's intended operational lifetime of approximately 15 years, PanAmSat is exploring several options, including satellite modifications by SS/Loral or the use of an alternative Ariane IV launcher configuration to deploy the spacecraft. There are limited liquidated damages payable by SS/Loral in the event of a late delivery that is the fault of SS/Loral and reductions in price that are specified for excess weight. Payments representing approximately 80% of the total cost of the satellite will be made during the period of the satellite's construction and upon completion of the satellite's in-orbit testing with the remainder of such cost to be paid in the form of incentive payments based on orbital performance which will be made over the 15-year period following launch. PanAmSat has the option of prepaying the incentive obligations at any time. The incentive obligations are subject to reduction or refund if the satellite fails to meet specific technical operating standards. The SS/Loral Satellite Contract provides for a pre-launch warranty by SS/Loral which requires that the satellite be free from defects and perform in accordance with technical specifications.


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LAUNCH ARRANGEMENTS

 Launch Services for PAS-5, PAS-6, PAS-7, PAS-8 and Future Satellites

  PanAmSat expects to launch PAS-5 and PAS-8 on a Proton launch vehicle, PAS-6 on an Ariane IV launch vehicle and PAS-7 on an Ariane IV or Ariane V launch vehicle. Arianespace has had a successful launch rate of approximately 93% since it began operations in May 1984 and an approximately 95% success rate with the Ariane IV launch vehicle. The Ariane V is Arianespace's latest-generation launch vehicle and is capable of carrying heavier payloads. The first experimental launch of Ariane V suffered a launch failure on June 4, 1996. Arianespace is going forward with the development of Ariane V, but the timing of the availability of Ariane V for commercial launches is uncertain. In addition, on November 17, 1996, a Proton launch vehicle suffered a launch failure, the second such failure in 1996. Preliminary indications are that the failure may have been caused by the satellite and not the launch vehicle, and as such PanAmSat does not believe that such failure will cause any delay to future PanAmSat or Proton launches. An investigation of the failure has commenced, but a final report has not been issued. Detailed information about the nature of the launch failure or whether it will have an impact on the timing of the launch of PAS-5 is not currently available.

  PanAmSat has entered into a contract with Arianespace for the launch of PAS-6, which is expected to be launched from Arianespace's launch base in French Guiana. In connection with the delayed delivery of PAS-6, PanAmSat has amended its launch agreement with Arianespace to specify an April 1997 launch slot (or earlier if both PanAmSat and Arianespace can accommodate it) for PAS-6. However, Arianespace has informed PanAmSat that because of a delay in its preceding launch with another customer, the launch of PAS-6 will likely be delayed until May 1997. If PAS-6 is required to be returned to SS/Loral, rescheduling of the launch of PAS-6 with Arianespace will be required.

  In December 1995, PanAmSat signed a multi-launch service contract with Arianespace for one firm launch, which PanAmSat currently plans to use for PAS-7, and rights for additional launches. PanAmSat has exercised its rights for an additional launch in late 1999 or early 2000 for an unspecified satellite. Arianespace has indicated its ability to provide a first quarter 1998 launch to accommodate the delay in the construction of PAS-7. It may be possible to negotiate an agreement with Arianespace for a more powerful launch, but there can be no assurance that PanAmSat will be able to reach agreement with Arianespace on the terms or timing of a more powerful launch than currently specified in PanAmSat's launch contract.

  PanAmSat has entered into an agreement (the "LKE Launch Contract") with LKE which provides for launch services on the Proton launch vehicle. The Proton, which is built in Russia and launched in Khazakhstan, has a reliability rate of 94% over the last 50 launches. If the Proton is unavailable due to technical, regulatory or other factors, LKE would provide launch services for at least one launch using an alternative launch vehicle. See "RISK FACTORS-- Risks of Launch Failure." The LKE Launch Contract provides for the launch of three of PanAmSat's satellites. It is anticipated that two of these launches will be used for PAS-5 and PAS-8. PanAmSat and LKE have agreed to a revised launch schedule for PAS-5 for July 1997.

  PanAmSat has reached agreements with SS/Loral, Arianespace and LKE that will give PanAmSat contractual rights for the construction and launch of replacement satellite(s) within 12 months or less of the launch failure of any one or more of PAS-5, PAS-6, PAS-7 or PAS-8, in all cases in less time than it took for the replacement satellite for PAS-3 to be constructed and launched after the original satellite suffered a launch failure. Based upon provisions that PanAmSat has been able to negotiate in contracts for its existing in-orbit satellites and negotiations thus far with respect to services for its future satellites, PanAmSat believes that these contractual rights for replacement satellite(s) will allow it to retain its anticipated customer contracts for these satellites in most circumstances (as was the case when PAS-3 suffered a launch failure), including in the event of a launch failure. However, any further delay to the launch of PAS-5 (more than currently anticipated) could mean that replacement satellites, if required, would not be available in time to avoid certain customers' rights to terminate their contracts with respect to such satellites. Moreover, if PAS-6 is returned to the manufacturer, as described above under the section captioned "RISK FACTORS--Risk of Delays; Excess Weight,"

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it would be unlikely, if there is a launch failure of PAS-6, that a replacement satellite could be launched in time to avoid the termination rights of the PAS-6 customer contracts.

  The launch contracts provide that PanAmSat may terminate such contracts at its option, and the contracts include termination liability schedules that increase in magnitude as the timing of any such termination approaches the date of launch. The maximum liability, calculated in accordance with such schedules, for launch services that have been ordered in connection with any individual launch (including postponement fees) is approximately $45.0 million. Payments made by PanAmSat prior to PanAmSat's election to terminate any such launch contract are offset against any such liability owed. The launch contracts also contain rights for replacement launches in the event of launch failures within specified periods following request for relaunch.

 Control of Satellites After Launch

  Once a satellite is placed at its orbital location, ground stations control it until the end of its in-orbit lifetime. PAS-1 is controlled under a long-term TT&C agreement by GE Capital Spacenet Services, Inc. from PanAmSat's earth station facility located in Ellenwood, Georgia. PanAmSat has an agreement with HCSS (and, in the case of PAS-5, with HAC) whereby HCSS will provide TT&C services for PAS-2, PAS-3 and PAS-5 from HCSS facilities, which will employ, in some cases, earth station facilities to be supplied by PanAmSat. HCSS presently provides TT&C services for twelve satellites in orbit. See "CERTAIN TRANSACTIONS." PanAmSat has an agreement with Optus Networks Pty Limited ("Optus"), a leading supplier, for the provision of TT&C for PAS-4. Optus is a recognized provider of such services with experience in maintaining Hughes' satellites in orbit at locations that are outside of the look angle of Hughes' U.S. facilities. PanAmSat and SS/Loral have an agreement pursuant to which SS/Loral would provide TT&C service for PAS-6, PAS-7 and PAS-8.

INSURANCE

  Under the satellite construction contracts, the contractor generally bears the risk of loss of a satellite during the construction phase up to the delivery, at which time title and risk of loss pass to PanAmSat (at which time the launch insurance will become operative).

  In January 1996, PanAmSat obtained launch insurance for the construction, launch and insurance costs for future satellites at a contracted premium rate of 16% of the amount insured for PAS-5, PAS-6, PAS-7 and PAS-8. In April 1996, PanAmSat obtained launch insurance for the construction, launch and insurance costs at a contracted premium rate of 16% for PAS-9/R. The Certificate of Designation (the "Certificate of Designation") for the PAS Preferred Stock contains, and the Indenture (the "Exchange Indenture") relating to PanAmSat's 12 3/4% Senior Subordinated Notes due 2005 (the "Exchange Debentures") would contain covenants requiring PanAmSat to obtain launch insurance for PAS-5 and PAS-6 sufficient to cover the estimated cost of construction, launch and launch insurance for a replacement satellite in the event of a total launch failure up to a maximum of $230 million. Coverage under PanAmSat's launch insurance will include claims arising from occurrences up to 180 days after the launch. As a general matter, however, PanAmSat anticipates that the insurance coverage will include not only catastrophic loss of a satellite during launch but also the failure of a satellite to obtain proper orbit or to perform in accordance with specifications once in orbit. If 50% or more of a satellite's capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. If the satellite is able to achieve more than 50% but less than 85% of its performance specifications, PanAmSat will be entitled to a portion of the amount of the insurance after taking into account a deductible equivalent to no more than 15% of the satellite's capability. Losses are measured in transponder years with Ku-band transponders weighted as 1.25 times the value of C-band transponders.

  The insurance policies include standard commercial launch insurance provisions and customary exclusions including (i) military or similar actions,
(ii) laser, directed-energy or nuclear anti-satellite devices,
(iii) insurrection and similar acts or governmental action to prevent such acts, (iv) governmental confiscation, (v) nuclear reaction or radiation contamination, (vi) willful or intentional acts of PanAmSat or its contractors, (vii) loss of market, loss of revenue, extra expenses, incidental and consequential damages, and (viii) third-party claims against PanAmSat.

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  Over the period from 1989 to 1996, the risk of an insured commercial satellite failing prematurely due to, among other things, mechanical failure, a collision with objects in space or an inability to maintain proper orbit, was approximately 1.6%. In-orbit insurance is typically purchased after a satellite has been satisfactorily tested in-orbit, and coverage would commence upon expiration of the launch insurance. The covenants under the Indenture dated as of August 5, 1993 (the "Senior Secured Note Indenture"), among PanAmSat, PanAmSat Capital Corporation ("PanAmSat Capital") and First Trust National Association, as trustee, pursuant to which the Senior Secured Notes were issued, and the Indenture dated as of August 5, 1993 (the "Discount Note Indenture," and together with the Senior Secured Note Indenture, the "1993 Indentures"), among PanAmSat, PanAmSat Capital and U.S. Trust Company of New York, as trustee, pursuant to which the Discount Notes require PanAmSat to maintain in-orbit insurance for PAS-1, PAS-2, PAS-3 and PAS-4 in specified amounts. The Certificate of Designation requires, and the Exchange Indenture would require, PanAmSat to maintain in-orbit insurance for PAS-1, PAS-2, PAS-3, PAS-4, PAS-5 and PAS-6. As of December 31, 1996, PanAmSat carried approximately $60.0 million of in-orbit insurance for PAS-1, $192.0 million of in-orbit insurance for PAS-2 (which amount decreases on a straight-line basis over the estimated useful life of the satellite), $219.8 million of in-orbit insurance for PAS-3 (which amount decreases on a straight-line basis over the estimated useful life of the satellite), and $216.5 million of in-orbit insurance for PAS-4 (which amount decreases on a straight-line basis over the estimated useful life of the satellite). PanAmSat is presently exploring its insurance options with respect to in-orbit coverage of each of PAS-5 and PAS-6 and intends to obtain in-orbit insurance initially for approximately 96% of the construction, launch and insurance costs of each satellite, as well as for PAS-7, PAS-8 and PAS-9/R. PanAmSat renewed its in-orbit insurance on PAS-1 in 1996 at an increased contracted annual premium rate of 3.75% of the coverage provided thereby. This increase is attributable to certain anomalies which appeared in 1995 in the performance of one of the command receivers on PAS-1. PanAmSat has put in place certain operational procedures which are designed to prevent the recurrence of these anomalies. The contracted annual premium rate for PAS-2, PAS-3 and PAS-4 in-orbit insurance is 2.15% of the coverage provided thereby.

  Coverage under PanAmSat's in-orbit insurance will include claims arising from occurrences subsequent to 180 days after the launch. The insurance coverage includes the failure of a satellite to continue to perform in accordance with specifications. If 50% or more of a satellite's remaining capability is lost, then a constructive total loss is deemed to have occurred, and the full amount of insurance would become due and payable. If the satellite is able to maintain more than 50% but less than 90% of its performance specifications, PanAmSat will be entitled to a portion of the amount of the insurance after taking into account a deductible equivalent to not more than 10% of the satellite's capability. PanAmSat's in-orbit policies typically include customary commercial satellite insurance exclusions, including, among other things, damage or loss caused by military actions or acts of war, anti-satellite devices, government action, frequency interference or nuclear reaction.

SALES AND MARKETING

  PanAmSat's sales and marketing activities are separated into three general service areas: full-time program distribution; part-time and ad hoc broadcast; and business communications and long-distance telephony.

  PanAmSat's Greenwich headquarters has a sales and marketing department for each service area. PanAmSat also has sales and marketing offices in Coral Gables, Florida, Sydney, Australia, London, England, Tokyo, Japan and Johannesburg, South Africa, which provide integrated sales and marketing for all three service areas in their respective regions. The senior executive officers of PanAmSat have been directly involved in marketing to key broadcasting and business communications customers.

COMPETITION

  PanAmSat competes with companies and organizations which own or utilize satellite or terrestrial transmission facilities. Many of such entities have greater financial resources than PanAmSat.

 Other Satellite Operators

  PanAmSat's largest competitor in the international satellite communications industry is Intelsat. Intelsat's mandate, established by international treaty, is to provide international satellite capacity on a non-discriminatory

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basis to countries around the world. Since its formation in 1964, Intelsat's primary business has been the provision of satellite capacity for long-distance telephony circuits. Historically, Intelsat has made available only a small fraction of its transponders on each of its satellites for broadcasting services. Comsat is the U.S. signatory of Intelsat and is the exclusive wholesale marketer of Intelsat satellite capacity in the United States.

  Intelsat's satellites have historically been general purpose, lower-powered satellites designed to serve large areas with public telephone service transmitted between large and expensive gateway earth stations. The technical features of Intelsat's satellites have not been well suited for services such as programming distribution and business communications networks, which involve large numbers of small earth stations. Intelsat's marketing flexibility is limited because it generally provides capacity directly to its signatories who then market such capacity to their customers. This marketing structure has hindered Intelsat from marketing directly to customers and has greatly increased the administrative procedures and costs involved in obtaining satellite services from Intelsat.

  In recent years, Intelsat has responded to international and regional competition from private satellite systems by purchasing higher-powered satellites, offering focused regional coverage and pursuing arrangements which are designed to permit broader marketing and support of its services, including establishing regional Intelsat offices. Intelsat has also begun to shift away from its historical focus on international telephony services towards providing television and business communications network services. For example, in October 1994, Intelsat's assembly of parties decided on a classification of its proposed DTH services that will make it easier for Intelsat to provide DTH services. Intelsat currently operates satellites that are capable of providing DTH services in Latin America and is considering the purchase and launch of a dedicated DTH satellite to serve Latin America. In December 1996, Intelsat approved a proposal to construct a satellite for DTH services in the Asia-Pacific Region. There can be no assurance that Intelsat will not obtain a competitive advantage over PanAmSat for broadcasting and business communications services. In February 1996, Comsat and the Clinton Administration agreed to submit a proposal regarding Intelsat restructuring that would divide Intelsat into two separate entities through the creation of a new Intelsat affiliate company. Comsat has been discussing the proposal with other Intelsat signatories, but based on trade press reports it appears that the proposal has little or no support outside the United States. Intelsat is also considering other proposals and is expected to take up the issue of restructuring at the 1997 meeting of its member governments. If the joint proposal or any other proposal on restructuring is approved and an affiliate company of Intelsat is established, this could result in increased competition to PanAmSat.

  For regional television distribution outside the United States, broadcasters use, among others, Arabsat (Middle East), Eutelsat (Europe), Astra (Europe), AsiaSat and APStar (Asia), Columbia Communications Corp. (Atlantic and Pacific Ocean regions), Orion Network Systems, Inc. ("Orion") (Atlantic Ocean region) and Palapa (Southeast Asia) and, to a lesser extent, Intelsat. While these entities are active in regions in which PanAmSat plans to provide facilities and services, only Intelsat is a global system. Countries that have domestic satellite systems include Argentina, Australia, Brazil, Canada, China, France, Germany, India, Italy, Japan, Malaysia, Mexico, Russia, South Korea, Spain, Thailand, Turkey and the United States. Argentina, Brazil, Malaysia, Mexico and Thailand also provide regional services on their domestic satellites.

  For example, AsiaSat, a private regional satellite operator based in Hong Kong, has granted an exclusive right for international program distribution on its current AsiaSat-1 satellite to one broadcaster, StarTV. StarTV requires broadcasters to distribute their programming under the StarTV name and also requires broadcasters to share a portion of their revenues with StarTV. AsiaSat-1 also offers satellite capacity for business communications and voice services. In 1995, AsiaSat launched the AsiaSat-2 satellite on a Chinese rocket and published reports indicate that AsiaSat has entered into a lease for satellite capacity with StarTV which was also granted an exclusive right for international programming distribution on AsiaSat-2.

 Proposed Satellite Systems

  Other companies have announced plans to operate regional or transoceanic satellite systems. Entry into the international satellite communications industry can be expensive and difficult. The construction and launch of a

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satellite comparable to PanAmSat's new satellites usually takes approximately three or more years and costs approximately $200 million to $250 million. In addition, there are a limited number of orbital slots. The operation of an international satellite communications system also requires approvals from national telecommunications authorities and Intelsat and, in certain cases, from regional satellite authorities, such as Eutelsat. See "--Government Regulation." While the trend around the world is to liberalize these regulatory requirements, at present obtaining the necessary licenses involves significant time, expense and expertise.

  Orion has announced plans to construct and launch an additional satellite in mid-to late-1997 in the Atlantic Ocean Region and a satellite thereafter in the Asia-Pacific region.

  Two Japanese domestic satellite operators plan to provide regional service throughout the Pacific Ocean Region. The first of three satellites was launched in August 1995. In January 1996, GE Capital Satellites International Inc. announced that the government of Gibraltar had filed applications on its behalf with the ITU for 12 orbital slots in which to operate satellites serving Africa, Asia and the Pacific Rim.

  Countries planning to launch domestic satellites include Egypt, Laos and the Philippines.

 Service Providers

  A number of U.S.-based service providers offer business communications services in competition with PanAmSat through Intelsat satellite capacity including Comsat, MCI and Sprint. In addition, MCI and Sprint are users of PanAmSat's satellites when they seek to use satellites for part or all of the network services they offer their customers. Certain service providers, such as Keystone Communications, utilize leased satellite capacity to provide limited services to broadcasters, primarily for ad hoc applications.

 Optical Fiber Cables

  Optical fiber cables generally do not compete with PanAmSat's services. The primary use of optical fiber cables is to carry high-volume telephony communications on a point-to-point basis, a market PanAmSat does not intend to enter. Transcontinental optical fiber cables currently carry video traffic, but this service is largely for point-to-point traffic (e.g., New York to London). Optical fiber cables are not readily usable for point-to- multipoint broadcast applications or for the transmission of ad hoc events which require short-term satellite capacity and transportable uplink earth stations. These areas are expected to constitute the largest segments of PanAmSat's broadcasting services.

 U.S. Domestic Satellites

  The FCC traditionally has not permitted U.S. domestic satellites to provide international service except in limited circumstances. However, on January 22, 1996, the FCC released a decision permitting all U.S.-licensed satellites to provide both domestic and international services without regard to whether the satellites initially had been licensed as domestic satellites or separate international systems. In practice, however, most existing U.S. domestic satellites are designed to serve principally the United States. The FCC's decision also authorized direct broadcast satellite systems licensed by the FCC to provide international service.

GOVERNMENT REGULATION

  The international communications environment is highly regulated. As an operator of a privately owned international satellite system, PanAmSat is subject to the regulatory authority of the U.S. government (primarily the FCC) and the national communications authorities of the countries in which it operates. In addition, PanAmSat is subject to the Intelsat consultation process as described below, which can result in the imposition of operational restrictions on PanAmSat. While PanAmSat has all necessary licenses and governmental approvals for the construction, launch and operation of PAS-1, PAS-2, PAS-3 and PAS-4, there can be no assurance that PanAmSat will succeed in obtaining all requisite regulatory approvals for PAS-5, PAS-6, PAS-7 and PAS-8 and for the orbital slots planned for these satellites without the imposition of operational restrictions on PanAmSat.

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 U.S. Regulation

  The FCC is the governmental body with primary authority in the United States over all satellite carriers.

 1. Licensing Terms

  PanAmSat is not regulated as a common carrier. As a non-common carrier, PanAmSat is free to set prices and serve customers according to its business judgment, without rate of return or price cap regulation or requirements not to discriminate among customers, and with minimal governmental scrutiny of its business decisions. PanAmSat is subject to the FCC's review primarily for: (i) the licensing of individual satellites and earth stations (e.g., meeting minimum financial, legal and technical standards); (ii) avoidance of interference with other radio stations; and (iii) compliance with rules the FCC has established specifically for U.S.-based international satellite companies.

  PanAmSat's original license from the FCC prohibited it from carrying any traffic to or from the United States that interconnected with a public switched telephone network ("PSTN"). This restriction was designed to protect Intelsat's public switched telephone services business from competition and broadly precluded any separate international satellite company, such as PanAmSat, from any connection, direct or indirect, into the PSTN on either side of a circuit that enters or leaves the United States. Thus, a customer could not terminate a private line carried by PanAmSat into a switchboard that would switch the call into the PSTN, either in the United States or at the other end of the circuit.

  In subsequent decisions, the FCC authorized PanAmSat to provide a wide range of services involving the PSTN. In response to a petition filed by PanAmSat with the FCC, and in recognition of changed conditions, the FCC in March 1992 modified this restriction to permit carriage of 1,250 64-kbps bearer circuits of fully connected telephone traffic per satellite and stated its intention to eliminate this restriction entirely by January 1, 1997. In March 1994, the FCC reaffirmed the 1,250 64-kbps bearer circuit standard for public switched services and authorized PanAmSat to provide an unlimited number of private lines that are connected to the PSTN. The interconnected private lines are subject to resale restrictions and to restrictions against using the interconnected private lines to provide public switched telephone service. In October 1994, Intelsat increased the threshold below which Intelsat presumes private international satellite systems do not cause economic harm to 8,000 64-kbps bearer circuits per satellite. In November 1996, the FCC brought its policies into line with this new standard, and effective January 1, 1997, the FCC no longer restricts the number of public switched circuits that PanAmSat may carry. For purposes of Intelsat consultation, however, the presumption that private international satellite systems do not cause economic harm continues to be limited to systems carrying 8,000 64-kbps bearer circuits or less per satellite. The FCC's previous separate system policies restricted PanAmSat's ability to provide U.S. domestic service, subject to certain exceptions. On January 22, 1996, however, the FCC released a decision abolishing those restrictions and also permitting all U.S.-licensed satellites to provide international service.

  The FCC has granted PanAmSat Carrier Services, Inc. ("PCSI"), a wholly owned subsidiary of PanAmSat, authority, pursuant to Section 214 of the Communications Act of 1934, as amended (the "Communications Act"), to provide international private line and public switched services via the PAS-1 satellite on a common carrier basis. Although PCSI is a common carrier, PanAmSat will continue to operate as a non-common carrier.

 2. Authorization to Construct, Launch and Operate Satellites

  PanAmSat has conditional or final authorization from the FCC for a total of five satellites. The U.S. government has filed with the ITU for, among other things, all of PanAmSat's orbital slots for PAS-1 through PAS-8. See "-- International Telecommunications Union."

  PanAmSat is licensed by the FCC to operate PAS-1 in geostationary orbit at 45(degrees) W.L. PanAmSat is required to engage in frequency coordination with other satellite operators. These include Orion Satellite Corporation, which has an FCC authorization for an international satellite in the orbital location adjacent to PAS-1. Orion has taken the position that PanAmSat must accept interference from Orion's satellite because PAS-1 does not have "full frequency reuse," while PanAmSat has disputed this position. The FCC has suggested that Orion's position

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is incorrect, but stated that it will not rule definitively on the issue unless the parties are unable to resolve their differences by frequency coordination. Orion announced in 1993 that it had canceled its contract for construction of the satellite which was intended for this orbital slot but reaffirmed its intention to build such satellite at an unspecified later date.

  PanAmSat is licensed to operate PAS-2 in geostationary orbit at 191(degrees) W.L. PAS-2 was launched in July 1994.

  PanAmSat is licensed to operate PAS-3 in geostationary orbit at 43(degrees) W.L. PAS-3 was launched in January 1996.

  PanAmSat is licensed to operate PAS-4 in geostationary orbit at 68.5(degrees) E.L. PAS-4 was launched in August 1995.

  PanAmSat has obtained conditional regulatory approval from the FCC to construct, launch and operate PAS-6 at 43(degrees) W.L., where it would be co-located with PAS-3 over the Atlantic Ocean Region in order to provide DTH television services throughout Latin America.

  PanAmSat has obtained conditional regulatory approvals from the FCC to construct, launch, operate and locate a satellite at 72(degrees) E.L. (over the Indian Ocean Region), subject to a full financial showing and demonstration of consultation with Intelsat. In addition, PanAmSat has requested approval to co-locate a satellite with PAS-4. PanAmSat intends to locate PAS-7 at the 68.5(degrees) E.L. orbital location if its application for such orbital location is granted. PanAmSat has requested a waiver that would enable its 68.5(degrees) E.L. co-located application to be processed under the pre-existing separate system policies, rather than under recently-adopted new FCC processing policies under which the FCC would not process the application until it had completed processing of all domestic satellite and separate system applications that were pending when the FCC adopted the new processing policies on January 19, 1996. If these policies were to apply, then after the FCC had finished processing pending applications it would issue a public notice establishing a new processing round including the 68.5(degrees) E.L. application and any other applications filed in response to the public notice. Absent a waiver, therefore, processing could be substantially delayed beyond the anticipated PAS-7 launch, which is scheduled for the third quarter of 1997. No delay would occur if PanAmSat elects to position PAS-7 at 72(degrees) E.L.

  None of these final or conditional authorizations, as appropriate, is subject to further administrative or judicial reconsideration or review. The FCC reserves the right to require the repositioning of a satellite's orbital slot if the FCC determines that it is in the national interest that such a change be made. The FCC has rarely used this authority.

  PanAmSat's conditional construction authorizations, by themselves, do not entitle PanAmSat to expend funds toward the construction of its satellites. Accordingly, from time to time PanAmSat has requested and received waivers pursuant to Section 319(d) of the Communications Act from the FCC permitting such expenditures in specified amounts.

  PanAmSat also has pending FCC applications for the following satellites:
PAS-8, to be located at 194(degrees) W.L. (over the Pacific Ocean Region) and PAS-5, to be located at 58(degrees) W.L. (to supplement the capacity of PAS-1 and PAS-3). PanAmSat may request approval to co-locate PAS-8 with PAS-2.

  Final FCC authorization for each of PanAmSat's satellites and orbital slots is subject to demonstration that PanAmSat has sufficient funds to construct, launch and operate the satellite for one year and completion of the Intelsat consultation process with at least one country in addition to the United States. The FCC recently revised its financial qualification requirements for separate system applicants, requiring that such applicants make a full financial showing at the time they file. The FCC's decision gives applicants whose applications are already on file an opportunity to amend their applications to conform to the new financial requirements. Applications that were filed prior to April 25, 1995 are "grandfathered" and need not comply. Applications that were filed after

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that date and that specified "uncongested" portions of the orbital arc may, upon "appropriate request," defer their full financial showing pursuant to the two-step financial standard that previously was applicable to separate systems. PAS-5 and PAS-8 are grandfathered under the new rules, and PanAmSat has requested that PAS-6 and PAS-7 be processed under the pre-existing two-step financial standard. PanAmSat therefore believes that these new financial requirements will not materially affect its ability to obtain final authority for PAS-5, PAS-6, PAS-7 and PAS-8. There can be no assurance, however, that these new requirements will not materially affect the ability of PanAmSat to obtain final authority for any future satellites.

  PanAmSat also has filed applications for satellites at 79(degrees) W.L. (PanAmSat has informally requested that the FCC associate this application with the 81(degrees) W.L. orbital location) and at 93(degrees) W.L. These applications, as well as the applications and authorizations discussed above for PAS-1 through PAS-8, all involve operations on C-band and Ku-band frequencies. If these two applications are granted, the FCC would have to assign different orbital locations because it since has assigned the 79(degrees) W.L. and 93(degrees) W.L. locations to other applicants. In addition, PanAmSat has filed applications for nine Ka-band satellites. Two of the nine applications were filed within the deadline for the first Ka-band "processing group" and the FCC tentatively has assigned to PanAmSat the orbital location it requested in one application subject to final action on its application for the orbital location. Pursuant to an agreement among all the Ka-band applicants that is subject to FCC approval, PanAmSat expects to be assigned a second Ka-band orbital location. The remaining seven applications were filed after the deadline, and the FCC's International Bureau denied PanAmSat's request to reopen the initial Ka-band processing round. Unless that decision is reversed on review or appeal, the seven applications might not be processed until the FCC commences a second Ka-band processing round. The FCC has an ongoing rulemaking process to determine on what basis it will authorize applicants to construct, launch and operate satellites in the Ka-band.

  The frequencies that are intended to be used to uplink to PAS-7 and PAS-6 include frequencies in the 13.75-14.0 GHz band, which constitute approximately 33% of the frequencies of PAS-6 and approximately 80% of the Ku-band frequencies on PAS-7. These frequencies must be coordinated with the U.S. government on an earth-station-by-earth-station basis to insure that harmful interference to primary government operations is minimized. PanAmSat presently is undertaking such coordination and believes that it will be able to coordinate successfully with federal government users. While PanAmSat believes that it will successfully coordinate with such earth stations or will institute operational solutions that will mitigate the problem, there can be no assurance that PanAmSat's efforts will be successful. See "RISK FACTORS-- Regulatory Risks."

 3. Intelsat Consultation

  Prior to receiving final licensing and launch authority, and prior to offering services between the United States and any overseas point, PanAmSat has to complete a consultation with Intelsat under Article XIV of the Intelsat Agreement. This requires arranging for the U.S. government and the appropriate governmental authority in at least one overseas point to consult with Intelsat to assure that use of the new satellite will cause Intelsat neither technical harm arising from signal interference nor "significant economic harm." Thereafter, in order to provide services involving additional countries, those countries have had to associate with the prior Article XIV consultation. In September 1994, Intelsat's board of governors eliminated the association requirement. To provide domestic services in any country other than the United States, PanAmSat need only make the technical showing. For PAS-1, the first private international satellite to go through the process, the consultation process was extremely difficult, as Intelsat initially took the view that any separate system would cause significant economic harm. Over time, however, Intelsat has modified its views. In November 1992, Intelsat adopted a resolution indicating that it will no longer scrutinize for significant economic harm any satellite services that do not connect with the public telephone network or which do not provide more than 1,250 64-kbps bearer circuits connecting to the PSTN per satellite. In October 1994, Intelsat approved an increase in this limitation to 8,000 64-kbps bearer circuits per satellite, and in November 1996, the FCC brought its policies into line with this new standard. The FCC is responsible for ensuring that PanAmSat has undergone the necessary consultation and that it operates in accordance with the technical parameters forming the basis for an Article XIV consultation. If PanAmSat changes the terms (either technical or service) of its operation in a significant way, it may need to reconsult with Intelsat.

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 Overseas National Telecommunications Authorities

  PanAmSat is the first private company to provide global (excluding domestic U.S.) satellite services. Most countries where PanAmSat operates are signatories of Intelsat. As a result, their national telecommunications authorities may require confirmation that PanAmSat successfully completed technical coordination with Intelsat before providing services on a given satellite. Beyond this consultation, PanAmSat may be subject to national communications and/or broadcasting laws. While these vary from country to country, national telecommunications authorities have not typically required PanAmSat to obtain licenses or regulatory authorizations in order to provide space segment capacity to licensed entities. PanAmSat believes that Argentina, Colombia and Pakistan are the only countries in which PanAmSat currently operates that require national regulatory approval for the provision of space services to licensed carriers. PanAmSat has obtained authorization from the Argentine National Telecommunications Commission to provide services on PAS-1 and PAS-3 in Argentina, and has applied for authorization for PAS-6. Recent changes in the law in Argentina, however, appear to limit the circumstances in which non-Argentinian satellites may be used to provide certain satellite services in Argentina. PanAmSat will oppose these measures vigorously to the extent the measures are determined to apply to PanAmSat's satellite system. There can be no assurance, however, that PanAmSat will be able to obtain the authorizations needed to serve customers in Argentina in the future or to avoid having its existing authorizations circumscribed in a manner that adversely affects its ability to serve existing customers in Argentina. PanAmSat has also received regulatory approval in Pakistan.

  National laws and regulatory practices governing access to satellite systems vary substantially among countries. Many countries have liberalized their national communications market, allowing multiple entities to seek licenses to provide voice, data or video services for their own use or for third-party use; to own and operate private earth station equipment; and to choose a provider of satellite capacity. Many countries allow licensed radio and television broadcasters and cable television providers to own their own transmission broadcast facilities and purchase satellite capacity without restriction. In such environments, customer access to PanAmSat's services can be a relatively simple procedure. PanAmSat may provide services through one or many licensed carriers or to end users of private network services directly. Such liberalization policies have been adopted in most Latin American countries and, increasingly, in Europe, Africa and Asia.

  In several countries, PanAmSat has chosen to apply to national telecommunications authorities to obtain licenses for provision of services directly to end users. In Ecuador, France, Germany, Japan and the United Kingdom, PanAmSat has obtained licenses covering its operations which permit PanAmSat to provide certain services directly to end users. In Colombia and Peru, PanAmSat has requested from the national telecommunications authorities its own licenses to service customers directly.

  Other countries, however, have maintained strict monopoly regimes, so that end-users may be required to access PanAmSat's services through a single, government owned entity. In such markets, the entity (often the Posts, Telephone and Telegraph authority, or the "PTT") may hold a monopoly on ownership and operation of facilities or on the provision of communications and/or broadcasting services to, from and within a country, including via satellite. In order to provide services in such environments, PanAmSat may be required to negotiate an operating agreement with the PTT that describes the types of services offered by each party, the contractual terms for service and each party's rates. Depending on the national regulatory requirements, these operating agreements may require that PanAmSat's services be obtained through the PTT alone at a pre-arranged markup, with all associated ground services provided by the PTT; or the operating agreement may allow customers to own and operate their own facilities but purchase PanAmSat's services through the PTT at a rate reflecting the pre-arranged markup.

  Notwithstanding the wide variety of regulatory regimes extant in the countries where PanAmSat currently provides service, PanAmSat believes that PanAmSat and its customers are in compliance in all material respects with all applicable laws and regulations governing its operations.

 International Telecommunications Union

  Nations are required to register their proposed use of orbital slots with the Radio Regulations Board of the ITU (formerly the International Frequency Registration Board) (the "ITU Radio Regulations Board") to ensure

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that there is an orderly process for accommodating each country's needs for orbital locations. After a nation has advised the ITU Radio Regulations Board of its desire to use a given orbital location at a given frequency, other nations may give notice of their use or intended use in a manner that would conflict with the first proposal. The nations are then obligated to negotiate in an effort to coordinate the proposed uses and resolve interference concerns. The FCC takes responsibility for filing and coordinating PanAmSat's orbital slots with the ITU Radio Regulations Board. If all disputes are resolved, the nations requesting proposed uses may be formally notified, which, theoretically, provides interference protection from subsequent or nonconforming uses. The ITU Radio Regulations Board has no dispute resolution or enforcement mechanisms, however, and if the nations cannot agree upon a coordination or upon resolution of an interference problem, there are no clear remedies under international law. Although PAS-1 has been operating since 1988, Brazil has not yet withdrawn certain objections which it raised to PAS-1's orbital slot, and, accordingly, the FCC has never received final notification from the ITU Radio Regulations Board that PAS-1's orbital slot has been finally registered. PanAmSat believes that Brazil's objections will not adversely affect PanAmSat's ability to continue to operate PAS-1.

  The government of Papua New Guinea and the government of Tonga have filed notices of intended use that potentially conflict with the registrations for PAS-2, PAS-4 and PAS-8. The government of Tonga has filed conflicting claims for orbital slots with regard to other ITU Radio Regulations Board filings in the past, but neither the government of Tonga nor the government of Papua New Guinea (whose filing that potentially conflicts with PAS-2 dates back to the mid-1980s) has ever launched a satellite. On September 12, 1994, however, an agreement was announced between an agent of Tonga and APT Satellite to locate APStar-1 at 138(degrees) E.L., an orbital location that Tonga had filed for at the ITU. Moreover, Tonga has entered into a series of agreements with a start-up company, Rimsat, that provides Rimsat access to the orbital locations claimed by Tonga. Rimsat, in turn, has arranged to acquire various Russian satellites to place in such locations. PanAmSat believes Rimsat placed two Russian-built satellites over the Pacific Ocean at 134(degrees) E.L. and 130(degrees) E.L., neither of which conflicts with orbital locations reserved for PanAmSat. Tonga and Rimsat, however, have announced similar arrangements that would place Russian satellites at 70(degrees) E.L., which could conflict with PAS-4's slot of 68.5(degrees) E.L., and at 189.25(degrees) W.L., which could conflict with PAS-2 at 191(degrees) W.L. Rimsat reportedly has defaulted on its payments to Tonga and to the vendor of its Russian satellites, and courts in Indiana and the island of Nevis, respectively, have appointed a bankruptcy trustee and a receiver to manage Rimsat's affairs. The Russian company from which Rimsat obtained its satellites reportedly has taken back control of the satellites. Papua New Guinea filed with the ITU for a slot at 192.55(degrees) W.L. prior to the time that the FCC filed on PanAmSat's behalf for PAS-2. PanAmSat believes the Papua New Guinea registration has expired but Papua New Guinea claims its registration will remain valid for several years. On June 16, 1993, PanAmSat filed an application with the FCC to change the orbital location of PAS-2 from 192(degrees) W.L. to 191(degrees) W.L. , in part to gain an additional degree of separation from the location claimed by Papua New Guinea. Pacific Satellite, Inc. ("Pacstar"), a company that is owned in part by Papua New Guinea and that claims rights to Papua New Guinea's orbital location, filed a "Petition to Deny or in the Alternative to Condition Approval on Showing of No Interference" against PanAmSat's application. The FCC has denied the Pacstar petition. Pacstar's appeal to the United States Court of Appeals for the District of Columbia was dismissed because it was untimely. According to press accounts, Papua New Guinea and Loral Space and Communications Ltd. ("Loral Space") entered into an agreement in early 1997 under which Loral Space would build and place three satellites into orbital locations claimed by Papua New Guinea, including the 192.55(degrees) W.L. orbital location, and Loral Space and Papua New Guinea would share capacity on the satellites.

  In addition, a Russian government satellite operates at 70(degrees) E.L. Up to one half of the C-band transponders on PAS-4 overlap in frequency with the Russian satellite. PanAmSat, under the auspices of the U.S. government, has attempted to coordinate the two satellites with Russian authorities. The Russian authorities, however, have refused to provide full technical information regarding the satellite, and claim that PAS-4 interferes with the Russian satellite. The Russian authorities have filed a complaint with the ITU and have requested that the U.S. authorities require PanAmSat to cease the alleged interference. The U.S. government challenged the Russian authorities' claim of interference and has urged the Russian authorities to provide additional technical information regarding the satellite, and to proceed with coordination. On November 8, 1996, the ITU declined to

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take action on the Russian complaint and referred the matter to the U.S. and
Russian authorities for further coordination efforts. PanAmSat believes that PAS-4 and the Russian satellite could be coordinated successfully with reduced adverse effects on PAS-4 capacity. However, until coordination is completed successfully, PanAmSat's ability to provide services in Russia or to Russian customers will be affected adversely, both technically and politically. It is PanAmSat's belief that Russia has taken the position that it will not license within Russia the use of PanAmSat's satellites. If PAS-7 is to be co-located with PAS-4, it is unlikely that PAS-7 will be permitted to operate its C-band transponders for commercial use until the above described coordination issues with Russia have been resolved successfully.

  In addition, after the registration for PAS-4 had been filed, Intelsat filed in August 1993 with the ITU Radio Regulations Board for an orbital location that could conflict with PAS-4's then-intended slot and Intelsat subsequently announced plans to place a satellite near its end-of-life at that location. PanAmSat reached an agreement with Intelsat pursuant to which PanAmSat was able to occupy 68.5(degrees) E.L.; Intelsat can locate its end-of-life satellite at 72(degrees) E.L. for a limited period and, at the conclusion of that period, PanAmSat may bring a satellite into service at 72(degrees) E.L.

  PanAmSat's FCC application for PAS-5 includes requests to use the so-called "planned band" frequencies. The U.S. planned band registration request for PAS-6 specifies 45(degrees) W.L., and needs to be modified to specify 43(degrees) W.L. Although PanAmSat believes the FCC will approve operations at 43(degrees) W.L. as requested by PanAmSat, there can be no guarantee of such approval or of successful registration at 43(degrees) W.L. in lieu of 45(degrees) W.L.

  The U.S. government has filed with the ITU for nine orbital slots for Ka-band geostationary satellites, substantially all of which are sought by PanAmSat and other U.S. applicants as well.

  All of the registrations for PanAmSat's satellites are or will be subject to the ITU coordination process. The filings described above that conflict with PanAmSat's registered slots may delay the receipt of final registration for PAS-2's and PAS-4's orbital locations with the ITU Radio Regulations Board.

EMPLOYEES

  At December 31, 1996, PanAmSat had 210 full-time employees. The Engineering and Operations department consists of 116 employees, all of whom, with the exception of the senior vice-president of engineering and three marketing support engineers, are based full-time at PanAmSat's teleports in Ellenwood, Georgia, Homestead, Florida and Napa, California. The broadcasting, business communications and new business development departments consist of 49 people. There are 45 employees involved in providing administrative, accounting, regulatory and public relations services. PanAmSat believes its relations with its employees are good.

PROPERTIES

  PanAmSat's executive offices are located in Greenwich, Connecticut. PanAmSat leases its executive offices pursuant to a lease that will expire on March 21, 2003. PanAmSat currently operates three teleports in conjunction with the PAS Global System. PanAmSat operates its primary teleport in Ellenwood, Georgia and operates regional teleports in Homestead, Florida for PAS-1 and PAS-3, and in Napa, California for PAS-2. All of such teleports are manned 24 hours a day. PanAmSat owns its Homestead, Florida teleport.

  PanAmSat also leases office space for its sales and marketing offices in Coral Gables, Florida, Sydney, Australia, London, England and Tokyo, Japan. PanAmSat's leases for its foreign offices have been entered into upon terms that PanAmSat deems to be reasonable and customary.

LEGAL PROCEEDINGS

  In July 1989, PanAmSat and its then chairman, Rene Anselmo, filed an antitrust lawsuit against Comsat, the U.S. signatory to Intelsat, in the United States District Court for the Southern District of New York. In September 1990, the District Court dismissed the complaint, primarily on the ground that Comsat is immune

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from suit for actions taken "in its role as the U.S. representative to
Intelsat." PanAmSat filed an appeal of the dismissal with the United States Court of Appeals for the Second Circuit. In September 1991, the Second Circuit reversed the dismissal and remanded the case to the District Court to permit the filing of an amended complaint alleging conduct not shielded by immunity. The amended complaint, which seeks substantial damages and injunctive relief, was filed on November 15, 1991. Comsat moved to dismiss the amended complaint, but on March 30, 1993, the court denied Comsat's motion and allowed PanAmSat to proceed on all points it had raised in its amended complaint. The amended complaint alleges anticompetitive conduct by Comsat, as well as actions by Comsat in concert with others, to prevent or delay PanAmSat's entry into various markets. On December 16, 1994, Comsat filed a summary judgment motion and on March 1, 1995 PanAmSat filed papers in opposition to Comsat's motion. On September 4, 1996, the District Court granted Comsat's motion for summary judgment against PanAmSat. PanAmSat filed a notice of appeal on October 2, 1996. Briefs have been submitted to the court, but a date for a hearing has not yet been set.

  On or about October 25, 1996, an action was commenced by Comsat against PanAmSat, News Corp. and Televisa, in the United States District Court for the Central District of California. The complaint alleges that News Corp. wrongfully terminated an agreement with Comsat for the lease of transponders on an Intelsat satellite over the term of a five-year lease, breached certain alleged promises related to such agreement, and breached its alleged obligations under a tariff filed by Comsat with the FCC. As to PanAmSat, the complaint alleges that PanAmSat, alone and in conspiracy with Televisa, intentionally interfered with the alleged agreement and with Comsat's economic relationship with News Corp. Comsat had previously filed a similar action in the United States District Court for the District of Maryland. By order dated October 10, 1996 the Maryland District Court dismissed without prejudice the complaint in that action on the ground that the court lacked personal jurisdiction over all of the defendants. The complaint in the present action seeks actual and consequential damages, and punitive or exemplary damages, in an amount to be determined at trial but which Comsat alleges exceed $50,000. On December 11, 1996, PanAmSat, News Corp. and Televisa filed motions to dismiss the action on various grounds, including that the FCC has primary jurisdiction over the dispute, that federal law preempts the claims asserted against PanAmSat and Televisa, that the claims asserted against Televisa and PanAmSat are not recognized by federal law, that the claims against PanAmSat and Televisa fail to state a cause of action and that because the claims against PanAmSat and Televisa depend upon the existence of enforceable rights under the tariff Comsat filed with the FCC, the claims fail if the FCC determines that Comsat has no such rights. In this regard, in April 1996, News Corp. filed a complaint with the FCC challenging Comsat's tariff. Thereafter, Comsat filed a motion with the FCC to hold that proceeding in abeyance pending resolution of Comsat's civil suit. By letter ruling dated December 6, 1996, the FCC denied Comsat's motion and established a schedule to resolve the issues raised by News Corp.'s complaint. On January 27, 1997, the parties appeared before Judge Wardlaw for a hearing on the motion to dismiss. From the bench, the Judge denied the motions to dismiss and the parties have proceeded to discovery. Although PanAmSat believes this action is without merit and intends to vigorously contest this matter, it is unable to predict the final outcome of this matter at this time.

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                              BUSINESS OF GALAXY

OVERVIEW

  Galaxy is a leading provider of commercial satellite services in the United States. Galaxy offers satellite transponder capacity to cable television programmers, broadcast television programmers, business communications customers and DTH service providers for video, audio and data communications applications. Galaxy operates a fleet of ten commercial geostationary fixed service satellites, nine of which primarily serve the United States and one of which serves both the United States and Latin America. Galaxy also provides satellite TT&C services for its own satellite fleet as well as for other satellites owned by DIRECTV, PanAmSat and American Mobile Satellite Corporation.

  Galaxy was established by HE in 1979 and launched its first satellite in 1983. Galaxy's expansion of service to customers in the United States was accelerated by the acquisitions of the three-satellite Westar C-band system in 1989 and the three-satellite SBS Ku-band system in 1990. Today, in addition to Galaxy's fleet of ten commercial satellites, Galaxy has two satellites under construction (Galaxy VIII-i and Galaxy X) and three additional satellites in various stages of development (Galaxy XI, Galaxy XIII-i and Galaxy XIV-i) which are expected to provide new and replacement transponder capacity with U.S. and international coverage. Subject to regulatory approval, Galaxy expects to launch these five satellites by 2000. See "--Government Regulation" and "RISK FACTORS--Regulatory Risks."

  Galaxy provides satellite transponder capacity to cable television programmers such as Time Warner, Inc., Viacom, Inc., The Walt Disney Company, Fox Basic Cable, Inc., MSNBC, Discovery Communications, Inc., and Black Entertainment Television, broadcast television programmers such as NBC, CBS, ABC, Warner Bros. and Group W Broadcasting, and business communications customers such as Hughes Network Systems, General Motors, WalMart, Circuit City, Westcott Communications, Scientific Atlanta, United Video, Microspace, General Communications, Inc., SPACECONNECTION, BAF Satellite & Technology, Keystone Communications and Vista Satellite Communications, Inc. In addition, Galaxy provides satellite capacity to a subsidiary of DTVI for use by GLA, a provider of DTH services in Latin America. GLA is a joint venture among a subsidiary of HE and several Latin American media companies.

  Galaxy provides its customers with whole or partial transponder capacity through sales contracts, sales-type lease contracts and operating lease contracts. Galaxy has over 180 customers and, at December 31, 1996, Galaxy's backlog of committed and likely future cash payments totaled approximately $3,399 million. See "GALAXY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Backlog."

BUSINESS STRATEGY

  Galaxy's business strategy is to provide its customers with high quality satellite transponder capacity supported by timely and responsive technical and customer service. Specifically, this business strategy emphasizes the following principal elements:

  . Innovative Marketing;

  . Customer Service;

  . Strategic Expansion of Satellite Fleet; and

  . Superior Technical Characteristics and Performance.

 Innovative Marketing

  Galaxy has utilized innovative marketing programs designed to enhance the value provided to customers by anticipating and responding to their demands for satellite communications services. Among the marketing initiatives utilized by Galaxy have been the (i) provision of satellite transponder capacity on a non-common

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carrier basis, (ii) marketing and sale of transponder capacity prior to launch, (iii) creation of cable and broadcast neighborhoods, (iv) provision of backup transponder capacity and (v) initiation of satellite-specific antenna voucher programs for cable system operators.

  Prior to the launch of Galaxy I, commercial satellite transponders were provided primarily on a common carrier basis. With the launch of Galaxy I in 1983, Galaxy began to provide transponder capacity to customers at negotiated rates. Today, full-time customers can choose among three financing alternatives to acquire satellite transponder capacity: a sale, a sales-type lease or an operating lease.

  An important element of Galaxy's marketing strategy has been Galaxy's practice of marketing transponder capacity on new satellites well before their launch. For example, Galaxy has obtained substantial long-term commitments for C-band and Ku-band capacity on Galaxy X, a hybrid satellite that is not scheduled to be launched until 1998.

  Galaxy has been a pioneer in the development and marketing of cable neighborhoods and a broadcast neighborhood. These innovations, which concentrate a broad range of quality cable programming or broadcast programming on certain Galaxy satellites, have made such Galaxy satellites particularly attractive to cable programmers or broadcast programmers desiring to widely distribute their programming to cable system operators or television stations. Galaxy I-R, Galaxy V, Galaxy VII and Galaxy IX operate as cable neighborhoods and Galaxy IV operates as a broadcast neighborhood.

  Galaxy has also been able to market its ability to provide its customers access to backup capacity in the event of transponder or satellite failure. Galaxy satellites have between 6 and 11 spare amplifiers per satellite to provide backup capacity. In addition, six of the Galaxy satellites contain two reserve transponders for every 22 primary transponders. Further, Galaxy VI serves as an in-orbit spare satellite for Galaxy's C-band capacity.

  Galaxy's marketing efforts have from time to time also included antenna voucher programs in which cable system operators are given vouchers which can be redeemed for credit toward the purchase price of a receive antenna which must be aimed at a specific Galaxy satellite. These programs encourage cable programmers to utilize capacity on certain Galaxy satellites because they increase the number of cable system operators with receive antennas aimed at such Galaxy satellites.

 Customer Service

  Galaxy makes customer service a top priority by seeking customer input and by responding to customer needs and requests in a timely and complete manner. Galaxy operations personnel are available 24 hours a day to respond to customers. In October 1996, Galaxy hosted its first annual Galaxy Users Group conference to inform customers in the cable, broadcast, business communications and occasional use areas of current and future Galaxy plans and to seek customer feedback. Galaxy is also increasing communication with its customers through direct mail, the Galaxy Website and increased account manager visits.

  In order to meet its customers' operational requirements, Galaxy recently constructed a state-of-the-art Satellite Operations Center and Network Operations Center in Long Beach, California. Using more efficient and user-friendly systems, the Galaxy operations personnel guide customers through the uplink process, coordinate satellite access, monitor signal transmissions, troubleshoot signal interference problems and advise customers regarding the adjustment of their equipment. In addition, Galaxy's engineering personnel work closely with Galaxy's marketing personnel to provide technical guidance to customers during the planning and development of their service requirements and coordinate with Network Operations Center personnel to facilitate service initiation.

 Strategic Expansion of Satellite Fleet

  Galaxy has sought to expand its satellite fleet in order to meet the demand of existing and potential customers. In addition to the expansion of its fleet through the construction and launch of new satellites, Galaxy has made strategic acquisitions of satellites and transponder capacity in order to supplement its service offerings.

Such acquisitions have included Galaxy's acquisition in 1989 of the three-satellite Westar fleet, which expanded Galaxy's C-band capacity and brought Galaxy's first broadcast television customer, and Galaxy's acquisition in 1990 of the three-satellite SBS system, which provided Galaxy's first Ku-band capacity.

  Galaxy's current plans for expansion of its satellite fleet both in the United States and internationally are designed to address the growing demand for satellite capacity by customers with a wide range of communications needs. Anticipating the requirement for additional C-band capacity, Galaxy established a new cable neighborhood with the launch of Galaxy IX in May 1996. In addition, each of Galaxy X and Galaxy XI, which are expected to be launched in 1998, is expected to provide an additional 24 C-band and 24 Ku-band transponders to serve the United States.

  Galaxy's expansion plans also include the development of additional satellites that will be designed to deliver high-power communications services to individual consumers, as well as business and broadcasting customers worldwide. Subject to FCC and ITU approval, two of these additional satellites will be Galaxy XIII-i, which is expected to be launched in 1999, and Galaxy XIV-i, which is expected to be launched in 2000. Galaxy's management is in the process of determining the payload configuration and specifications for Galaxy XIII-i and Galaxy XIV-i given the capabilities of the HS-702 satellite design and anticipated customer demand.

 Superior Technical Characteristics and Performance

  The Galaxy satellite fleet consists entirely of spacecraft built by Hughes Space and Communications ("HSC"). The newer Galaxy satellites, as well as the Galaxy satellites under construction and development, have been or will be designed to provide high transmission power and other technically advanced characteristics typically sought by Galaxy's primary customers in cable, broadcast, DTH and business communications. For example, the HS 702 satellite, HSC's newest design, will be configurable for up to 90 high power transponders and will contain a more efficient fuel system, thereby extending the satellite's life expectancy. Galaxy XI, Galaxy XIII-i and Galaxy XIV-i are expected to be HS 702 satellites.

  Galaxy provides support systems to control its satellites and serve its customers. Galaxy's network of ground control and uplink stations link Galaxy's satellites to Galaxy's Satellite Operations Center located in Long Beach, California. Ground stations in Fillmore, California, Castle Rock, Colorado, and Spring Creek, New York, relay orbit commands from the controllers at the Satellite Operations Center to the orbiting satellites. The ground stations also serve as back-up TT&C facilities and are able to track the spacecraft during launch. In 1995, Galaxy completed installation of a new satellite control system which enables operations personnel to interpret satellite operations data and conduct satellite stationkeeping using efficient user-friendly workstations. In addition, Galaxy employees at Galaxy's Network Operations Center, located in Long Beach, California, coordinate both full-time and occasional access to the Galaxy fleet of satellites. They also resolve problems relating to interference with other satellite signals and monitor satellite power levels through Galaxy's proprietary Transponder Access and Control System.

SATELLITE SERVICES

  Galaxy offers a broad range of commercial satellite communications services, providing transponder capacity for video distribution as well as business communications. In addition, Galaxy provides other satellite services, such as occasional-use transponder capacity and TT&C. In the year ended December 31, 1996, Galaxy's revenues were derived from the following services in the following percentages:

         SERVICES                                                 1996 REVENUES
         --------                                                 -------------
   Video Distribution............................................     65.1%
   Business Communications.......................................     26.2%
   Satellite Services and Other..................................      8.7%
                                                                      ----
     Total.......................................................      100%
                                                                      ====

 Video Distribution

  Cable Distribution. Galaxy is a leading provider of satellite transponder capacity to cable television programmers in the United States. Cable programmers utilize transponder capacity on Galaxy satellites primarily to transmit their programming to cable system operators throughout the United States for distribution on cable systems. Time Warner, Inc., Viacom, Inc., The Walt Disney Company, Fox Basic Cable, Inc., and MSNBC are among the cable programmers utilizing capacity on Galaxy satellites to transmit programming such as CNN, HBO, Cinemax, Showtime, MTV, Nickelodeon, The Movie Channel, The Disney Channel, ESPN, ESPN2, fX and MSNBC. Some of this programming is transmitted in "multiplex" format, enabling different versions to be transmitted for distribution in different parts of the country in order to accommodate time zone differences or provide programming variety.

  Galaxy has successfully developed premium cable neighborhoods on Galaxy I-R, Galaxy V, Galaxy VII and Galaxy IX. A cable neighborhood is formed when popular cable programming, such as HBO, ESPN, CNN, MTV and Showtime, is transmitted to cable system operators via particular Galaxy satellites. Because these Galaxy satellites carry such popular programming, they attract a base of cable system operators with receive antennas aimed at these satellites, thereby making such satellites more attractive to other cable programmers, including smaller niche-oriented programmers, that want cable system operators to be able to receive their programming without having to invest in additional receive antennas. This, in turn, enables cable system operators to utilize only one receive antenna aimed at a particular satellite to receive a wide variety of quality programming.

  Broadcast Distribution. Galaxy also provides satellite transponder capacity to broadcast television programmers, such as NBC, CBS and ABC, who use Galaxy's satellites for program distribution to local affiliates, satellite newsgathering operations and "backhaul" operations (i.e., the use of a satellite to transport a signal from a remote broadcasting site such as a sports stadium or convention center back to network headquarters). In addition, by providing satellite capacity on Galaxy IV to the CBS network, as well as syndicators like Warner Bros. and Group W Video Services, Galaxy has transformed Galaxy IV into a broadcast neighborhood through which broadcast television programmers may distribute a variety of network and syndicated programming to television stations with receive antennas aimed at Galaxy IV.

  In recent years, Galaxy has provided satellite transponder capacity to an increasing number of niche-oriented cable and broadcast programmers. Such niche-oriented programming focuses on a particular field of interest such as cooking, history, sports or foreign language programming. This programming is provided by both small programmers with only one channel and by larger programmers desiring to expand their channel offerings. Examples of such programmers on Galaxy satellites include Food Network, The Golf Channel, Asia Broadcast Network, The Family Channel and The Game Show Network. Some niche programmers provide foreign language news and entertainment programming which is packaged by a cable system or local broadcaster with other such programming into one channel. Niche-oriented programming has grown as cable system operators have expanded the capacity of their systems and as individual consumers have increasingly utilized backyard satellite dishes to watch niche-oriented programming that may not be available locally. Niche-oriented programming has also grown as a result of video compression, which can lower programmers' cost per channel by increasing the number of channels that may be transmitted on a transponder. In addition, niche-oriented programming has become more attractive as advertisers have increasingly sought to reach specific demographic groups.

  DTH Distribution. Galaxy also provides satellite transponder capacity to a subsidiary of DTVI for use by GLA, a provider of DTH services in Latin America. GLA, which is a joint venture among a subsidiary of HE and several Latin American media companies, utilizes 24 high-powered Ku-band transponders on Galaxy III-R to provide more than 140 channels of video and audio programming to subscribers in Mexico, the Caribbean and Central and South America. Following the successful launch of Galaxy VIII-i, this DTH service is expected to utilize transponder capacity on Galaxy VIII-i instead of Galaxy III-R.

  Subject to FCC and ITU approval, Galaxy XIII-i, Galaxy XIV-i and other future satellites are expected to be dual payload satellites carrying high-powered Ku-band (BSS) transponders and Ka-band transponders. See "--Government Regulation" and "RISK FACTORS--Regulatory Risks." The Ku-band (BSS) transponders on such satellites are expected to be well-suited for customers desiring to enter the DTH market or expand their current DTH offerings internationally.

 Business Communications

  Galaxy provides satellite transponder capacity for business communications
(i) directly to end-users, such as General Motors, Westcott Communications, WalMart and Circuit City and (ii) to system integrators, such as Hughes Network Systems, Scientific Atlanta and United Video, which provide data, voice and video communications networks to their business customers. Galaxy also provides transponder capacity to educational institutions, such as California State University ("CSU") and the Indiana Higher Education Telecommunication System, for use in distance learning programs.

  Galaxy provides satellite transponder capacity for use in two-way VSAT networks to both business end-users and communications carriers. Financial transactions, point-of-sale credit and debit card purchases, manufacturing control and inventory management, as well as ticketing and reservation functions within the travel and lodging industry, are some of the many VSAT applications now being served by Galaxy's transponder capacity. For example, WalMart utilizes Galaxy's VSAT technology in its point-of-sale tracking system, which transmits sales information via Galaxy's SBS 5 to a computer at WalMart corporate headquarters that automatically reorders inventory.

  Galaxy's satellite transponder capacity also serves two types of business television networks: (i) private networks, which link a company's headquarters with its branches or remote sites and (ii) programming networks, which supply educational and motivational programs to businesses within similar industries. For example, General Motors uses Galaxy satellites to reach thousands of its dealerships and suppliers and Westcott Communications uses Galaxy satellite capacity to broadcast its subscription networks, which provide training in the health and medical sciences, law enforcement, fire and emergency services, industrial security and automotive fields.

  Galaxy also provides satellite transponder capacity to educational institutions, such as CSU and the Indiana Higher Education Telecommunication System, for use in distance learning programs. For example, CSU uses Galaxy satellite capacity to offer distance learning programs through its CSUSAT network. Seven campuses use the CSUSAT network, which is carried on Galaxy V, to offer a full range of classes to more than 30 receive sites throughout California. CSU Chico, which pioneered the use of satellite technology in the CSU system, offers 25 upper-division courses via satellite and has served more than 12,000 off campus students since 1980.

 Other Satellite Services

  In addition to the sale and lease of satellite transponder capacity on its fleet of 10 commercial satellites, Galaxy provides several other satellite services to its customers. In particular, Galaxy (i) provides TT&C services for Galaxy satellites and several satellites owned by other companies, (ii) offers occasional-use transponder capacity, (iii) offers backup C-band transponder capacity on Galaxy VI and (iv) provides transponder capacity on satellites outside of its fleet of 10 commercial satellites.

  TT&C Services. When a customer commits to use Galaxy transponder capacity, the customer secures the technical support of Galaxy's Satellite Operations Center located in Long Beach, California. Galaxy's Satellite Operations Center provides 24-hour monitoring and control of the orbital positions and operating conditions of Galaxy's satellites. Satellite Operations Center personnel maintain proper orbital position and attitude, monitor on-board housekeeping systems, adjust transponder power levels and remotely "rewire" satellites, if necessary, to bring backup systems on-line in the event of a subsystem failure. The necessary TT&C satellite commands are generated by Satellite Operations Center personnel and communicated to the satellites from Galaxy's earth stations located in Spring Creek, New York, Castle Rock, Colorado, and Fillmore, California. In addition to providing TT&C services for its own fleet of satellites, Galaxy has contracted to provide
TT&C services for DIRECTV's three satellites, American Mobile Satellite Corporation's AMSC-1 and PanAmSat's PAS-2 and PAS-3 satellites.

  Occasional-Use Capacity. Galaxy serves occasional-use customers by offering satellite transponder capacity through two principal methods. First, Galaxy offers long-term transponder leases to satellite brokers, such as BAF Communications, SPACECONNECTION and The Williams Group, who sell occasional-use transponder capacity to their customers. These brokers resell this capacity and specialize in "value-added services," packaging transponder capacity with syndication distribution, fixed and transportable satellite transmission, video conferencing and special event services for broadcast, business, educational and government satellite users. Second, Galaxy's Video Timesharing Services department provides occasional-use transponder capacity directly to end-users. A computerized time availability system offers instant scheduling information and reservations and enables customers to reserve capacity in increments of as little as fifteen minutes.

  Backup Satellite Capacity. Galaxy customers may contract for C-band backup capacity on Galaxy VI. Generally, subject to the specific terms of individual contracts, such customers are entitled to replacement capacity on Galaxy VI if a transponder failure occurs and no spare amplifier or reserve transponder is available on the satellite on which they utilize capacity or if such satellite suffers a catastrophic failure. Galaxy VI can meet a customer's immediate needs by providing transponder capacity at Galaxy VI's current orbital position or, subject to FCC approval, from a relocated orbital position. Galaxy VI is able to serve as the in-orbit spare for the entire Galaxy C-band fleet because existing customers on Galaxy VI are subject to preemption (i.e., removal) if the capacity utilized by such existing customers is needed to provide backup transponder capacity to customers that have contracted for such capacity. However, Galaxy has never had to preempt an existing full-time customer on Galaxy VI.

  Other Satellite Capacity. In addition to providing transponder capacity on its fleet of 10 commercial satellites, Galaxy provides transponder capacity on Brasilsat A1. Galaxy has leased all of the capacity on Brasilsat Al (24 10-watt C-band transponders) from the Brazilian company EMBRATEL until the end of the satellite's life, which is currently expected to be 2002. Galaxy leased this capacity to provide backup protection for Galaxy III-R, Galaxy IX and future Galaxy satellites, and to meet the demand for occasional-use satellite capacity. Brasilsat A1 remains licensed by the Brazilian government and Galaxy has obtained interim authority from the FCC to use capacity on the satellite at the 79(degrees) W.L. orbital location until December 31, 1997 in order to provide service to the United States. Brasilsat A1 must relinquish this orbital location when the location is ready to be occupied by the satellite regularly assigned there by the FCC. Authorization has not yet been given to use capacity on Brasilsat A1 at another location. This satellite operates in inclined orbit mode and has already exceeded its design life expectancy. Galaxy also owns and operates Leasat 5, a satellite previously used to provide communications services to the U.S. Navy under an agreement that expired in February 1997. Leasat 5 is currently in an inclined orbit, and Galaxy management is exploring opportunities to lease the available capacity on Leasat 5.

SATELLITE TECHNOLOGY

  Fixed service satellites of the type utilized by Galaxy are well-suited for transmissions that must reach many locations over great distances simultaneously (i.e., point-to-multipoint transmission), such as the distribution of television programming to cable system operators, television stations and directly to homes. Fixed service satellites are capable of providing large geographic areas with signal coverage and, unlike terrestrial transmission systems, the cost of satellite services does not increase with the distance of transmission or the number of locations transmitting or receiving signals. Fixed service satellites are also well-suited for communications services that require access from transportable transmission points, such as the transmission of live news coverage from an on-site truck, because fixed service satellites can be accessed from virtually anywhere within the geographic area they cover.

  Fixed service satellites typically contain transponders that transmit in one or both of two bands of frequencies, C-band and Ku-band. C-band is a set of relatively low frequencies (between approximately 4 GHz and 6 GHz) that require the use of relatively large receive antennas. Cable and broadcast distribution accounts for most of the traffic on C-band satellites. Because C-band is shared with terrestrial point-to-point microwave stations, its use requires coordination with other users. Ku-band is a set of relatively high frequencies (between approximately 12 GHz and 14 GHz) which allow for the use of smaller receive antennas. Ku-band satellites are widely used for broadcast distribution, VSAT business communications and DTH services. Ku-band signals operate at frequencies that are susceptible to degradation due to rain and typically have lower availability rates than C-band signals. In addition to C-band and Ku-band frequencies, a third band called Ka-band recently has attracted the interest of satellite operators worldwide. Ka-band signals are transmitted at even higher frequencies (between approximately 17 GHz and 30
GHz) than Ku-band signals and allow the use of antennas that are even smaller than those utilized for Ku-band. However, because Ka-band signals operate at higher frequencies, rain and other atmospheric conditions may present challenges to effective transmission. In addition, because portions of the Ka-band are shared with terrestrial services, the use of such frequencies requires coordination with other users.

  Satellite communications service providers and their customers are increasingly utilizing digital technology. Digital technology is the ability to convert any form of data into the simple language of computers, expressed in values of "1" and "0." Reducing data, whether numbers, pictures or sounds, to those values increases the ability to manipulate and combine information. Digital technology provides superior signal control and quality and, when combined with compression technology, can increase the number of available channels and reduce the cost per channel to the customer. Digital compression levels ranging from 2:1 to 8:1, which allow the simultaneous transmission of between two and eight channels on a single transponder, are possible for video programming. The compression level is determined in part by the customers' broadcast quality requirements and the type of programming being distributed, with higher quality broadcasts and sports and other high action programming typically having lower levels of compression due to greater data flow requirements.

GALAXY SATELLITES

 General

  Galaxy's satellites can be divided into two basic categories: spin-stabilized satellites and body-stabilized satellites. The HS 376 (Galaxy I-R, Galaxy V, Galaxy VI, Galaxy IX, SBS 4 and SBS 5) and the HS 393 (SBS 6) are spin-stabilized satellites, in which the solar array drums, propellant tanks and other portions of the power and fuel systems spin at approximately 50 to 60 revolutions per minute while the antenna and communications shelf are despun so that they remain pointed toward Earth. Spin-stabilized satellites are less expensive and often require less time to develop and construct than body-stabilized satellites. However, body-stabilized satellites, including the HS 601 (Galaxy III-R, Galaxy IV and Galaxy VII), the HS 601 HP (Galaxy VIII-i, Galaxy X and Galaxy XII) and the HS 702 (Galaxy XI, Galaxy XIII-i and Galaxy XIV-i), which contain large deployable solar array wings, are designed to offer greater power and larger payloads. For example, the HS 702 satellite will offer customers nearly twice the capacity and power of most commercial satellites now in operation. In addition, Galaxy's HS 702 satellites and at least one of Galaxy's HS 601 HP satellites (Galaxy VIII-i) are expected to offer XIPS which, by utilizing fuel more efficiently, will extend the satellites' life expectancies.

 Coverage Areas





             [MAP OF GALAXY I-R, IV, V, VII, X AND SBS 5 COVERAGE]




                        [MAP OF GALAXY III-R COVERAGE]

                 [MAP OF GALAXY VI, SBS 4 AND SBS 6 COVERAGE]



                    [MAP OF GALAXY VIII-i KU-BAND COVERAGE]

 Operational Satellites

                            GALAXY I-R       GALAXY III-R       GALAXY IV         GALAXY V         GALAXY VI
                         ----------------- ----------------- ---------------- ----------------- ----------------
Region Covered..........   United States    Latin America/    United States     United States    United States
                                             United States
Satellite...............      HS 376            HS 601            HS 601           HS 376            HS 376
Expected End of Useful
 Life(1)................       2006              2004              2005             2004              2002
Orbital Location........ 133(degrees) W.L. 95(degrees) W.L.  99(degrees) W.L. 125(degrees) W.L. 74(degrees) W.L.
Transponders(2)
 Ku-band(3).............        --            16 @ 27 MHz      16 @ 27 MHz           --               --
                                              8 @ 54 MHz        8 @ 54 MHz
 C-band(4)..............    24 @ 36 MHz       24 @ 36 MHz      24 @ 36 MHz       24 @ 36 MHz      24 @ 36 MHz
Usable Bandwidth(5).....      864 MHz          1,728 MHz        1,728 MHz          864 MHz          864 MHz
Output Power(6)
 Ku-band................        --           24 @ 63 Watts    24 @ 50 Watts          --               --
 C-band.................   24 @ 16 Watts     24 @ 16 Watts    24 @ 16 Watts     24 @ 16 Watts    24 @ 10 Watts
Total Output Power......     384 Watts        1,896 Watts      1,584 Watts        384 Watts        240 Watts
                            GALAXY VII         GALAXY IX          SBS 4             SBS 5            SBS 6
                         ----------------- ----------------- ---------------- ----------------- ----------------
Region Covered..........   United States     United States    United States     United States    United States
Satellite...............      HS 601            HS 376            HS 376           HS 376            HS 393
Expected End of Useful
 Life(1)................       2006              2008              2002             1999              2005
Orbital Location........ 91(degrees) W.L.  123(degrees) W.L. 77(degrees) W.L. 123(degrees) W.L. 74(degrees) W.L.
                                                              (inclined)(7)
Transponders(2)
 Ku-band(3).............    16 @ 27 MHz           --           10 @ 43 MHz       10 @ 43 MHz      19 @ 43 MHz
                            8 @ 54 MHz                                           4 @ 110 MHz
 C-band(4)..............    24 @ 36 MHz       24 @ 36 MHz          --                --               --
Usable Bandwidth(5).....     1,728 MHz          864 MHz          430 MHz           870 MHz          817 MHz
Output Power(6)
 Ku-band................   24 @ 50 Watts          --          10 @ 20 Watts     14 @ 20 Watts    19 @ 41 Watts
 C-band.................   24 @ 16 Watts     24 @ 16 Watts         --                --               --
Total Output Power......    1,584 Watts        384 Watts        200 Watts         280 Watts        779 Watts

--------
 (1) The expected end of useful life for each of Galaxy's operational satellites (other than SBS 4) is based on a fuel level estimate at December 31, 1996. The expected end of useful life for SBS 4 is based on the degree of its north-south inclination at December 31, 1996.
 (2) Satellite transponders receive transmissions from Earth and relay them back to Earth. Transponders are composed of receivers, preamplifiers, power amplifiers, frequency shifters and a host of other electronics.
 (3) Ku-band is a range of relatively high frequencies (between approximately 12 GHz and 14 GHz) used for commercial satellite communications. Ku-band is widely used for distribution of broadcast television and DTH services, as well as business communications, and allows for the use of relatively small receive antennas.
 (4) C-band is a range of relatively low frequencies (between approximately 4 GHz and 6 GHz) used for commercial satellite communications. C-band is used primarily for cable and broadcast distribution and requires the use of relatively large receive antennas on the ground.
 (5) Bandwidth is one measure of the information carrying capacity of a transponder. A transponder's bandwidth and power together determine the amount of information that can be carried.
 (6) Output power is the transmitter power of each transponder and is not a measure of the signal power received on Earth. High output power allows for the use of smaller and less expensive receive antennas to obtain a satellite signal.
 (7) Satellite operators may opt to extend the life of a satellite by allowing it to move into a fuel-conserving mode called "inclined orbit." When a satellite is put into inclined orbit, only east-west station-keeping is continued. While in this mode, the satellite moves in a figure-8 crossing the equator twice daily. The uncorrected north-south inclination increases over time and certain customers must retrofit their existing ground equipment or purchase new equipment to enable them to track the movement of the satellite. After reaching a certain degree of north-south inclination, tracking antennas can no longer reliably follow the movement of the satellite and its useful life ends.

                                  GALAXY I-R

  Galaxy I-R was put into service at 133(degrees) W.L. in March 1994. Galaxy I-R's expected end of life is March 2006. Galaxy I-R is an HS 376 satellite with 24 16-watt C-band transponders. This satellite is a second-generation cable-dedicated satellite which features higher power and longer life than its predecessor, Galaxy I. Galaxy I-R provides U.S. cable distribution services to ESPN, Home Box Office, The Disney Channel, Turner Classic Movies, USA Network and other cable programmers.

                                 GALAXY III-R

  Galaxy III-R was launched in December 1995 and successfully placed into geostationary orbit at 95(degrees) W.L. The C-band portion of the satellite was placed into service on January 12, 1996 and the Ku-band portion of the satellite was put into service on July 17, 1996. Galaxy III-R's expected end of life is March 2005. Galaxy III-R is an HS 601 dual payload satellite, providing both C-band and Ku-band capacity for a variety of applications, including video, audio and data distribution. The 24 16-watt C-band transponders aboard Galaxy III-R are used to distribute programming throughout the continental United States, Alaska, Hawaii and the Caribbean. Customers include Home Box Office, Viacom, SPACECONNECTION, TVN Entertainment Corp. and Vista Satellite Communications, Inc. The 24 63-watt Ku-band transponders on Galaxy III-R are used for GLA's DTH service to Mexico, Central and South America, and the Caribbean. Upon the successful launch of Galaxy VIII-i, Galaxy anticipates that the Ku-band capacity on Galaxy III-R will be leased for U.S. service on a preemptible basis and will serve as backup capacity to Galaxy VIII-i.

                                   GALAXY IV

  Galaxy IV was placed into service at 99(degrees) W.L. in August 1993 and its expected end of life is July 2005. Galaxy IV is an HS 601 hybrid satellite with 24 16-watt C-band transponders and 24 50-watt Ku-band transponders. Galaxy IV serves broadcast video, radio and data network customers in the continental United States, Alaska, Hawaii and the Caribbean basin. Customers committed to Galaxy IV's C-band capacity include CBS, National Public Radio, Warner Bros. and Telemundo. The Ku-band capacity is used by ABS-CBN, Hughes Network Systems, Microspace and Reuters, among others.

                                   GALAXY V

  Galaxy V was placed into service at 125(degrees) W.L. in May 1992 and its expected end of life is May 2004. Galaxy V is an HS 376 satellite with 24 16-watt C-band transponders carrying cable television programming for distribution throughout the continental United States, Alaska, Hawaii and the Caribbean basin. Customers include Cable News Network, Arts & Entertainment, The Disney Channel, ESPN, Viacom, The Family Channel, Turner Network Television, Black Entertainment Television, CNBC, The Discovery Channel, Group W, Home Box Office and USA Network.

                                   GALAXY VI

  Galaxy VI was launched in October 1990 and operated at various orbital locations prior to its relocation to 74(degrees) W.L. in May 1994. Galaxy VI's expected end of life is December 2002. Galaxy VI, an HS 376 satellite, is the in-orbit spare for Galaxy's C-band fleet. Galaxy VI has 24 10-watt C-band transponders with coverage of the continental United States, Alaska, Hawaii and the Caribbean basin. As an in-orbit spare, Galaxy VI provides backup protection for those C-band customers who have contracted for such protection. In the event of a catastrophic failure on another satellite, Galaxy VI would meet their immediate needs by either moving to the appropriate orbital location, subject to FCC approval, or providing transponder capacity from Galaxy VI's current orbital location. Galaxy is able to utilize Galaxy VI as the in-orbit C-band backup satellite because its customers lease capacity on Galaxy VI on a preemptible basis. Some of these full-time video and data customers include Turner Broadcasting, Much Music, Midwest Sports, NHK, Vista Satellite Communications, Inc., Keystone Communications, Inc. and TV Asia.

                                  GALAXY VII

  Galaxy VII was placed into service at 91(degrees) W.L. in December 1992 and its expected end of useful life is December 2006. Galaxy VII, an HS 601 dual payload satellite, provides a variety of satellite services to users in the continental United States, Alaska, Hawaii and the Caribbean basin. Galaxy VII has 24 16-watt C-band transponders and 24 50-watt Ku-band transponders. Cable and broadcast customers utilizing the C-band payload include Fox, Bravo, Sega, The Disney Channel, WTCL, CBS, Black Entertainment Television and The Golf Channel. The Ku-band capacity is utilized by TCI as well as several business customers, including WESTCOTT Communications, Chrysler Satellite Network, Hughes Network Systems, the Indiana Higher Education Telecommunication System, Scientific Atlanta and Walgreens.

                                   GALAXY IX

  Galaxy IX was placed into service at 123(degrees) W.L. in June 1996 and its expected end of useful life is June 2008. Galaxy IX, an HS 376 satellite, has a payload consisting of 24 16-watt C-band transponders serving the continental United States, Alaska, Hawaii and the Caribbean basin. Customers utilizing capacity on Galaxy IX include General Communication, Inc., TVN Entertainment Corp., Vyvx, Inc., NHK, The Computer Television Network and Viacom, Inc., with the west coast feeds of Showtime, Nickelodeon, The Movie Channel and MTV and the national feed of The Sundance Channel.

                                     SBS 4

  SBS 4 was launched in August 1984 and operated at various orbital locations prior to its relocation to 77(degrees) W.L. in February 1993 where it has temporary authority to operate. SBS 4 is now in inclined orbit mode. SBS 4 has already exceeded its normal life expectancy. Although it is anticipated that SBS 4 will be operated through 2002, SBS 4 must relinquish the 77(degrees) W.L. orbital location when that location is ready to be occupied by the satellite regularly assigned there, and Galaxy has not been authorized to operate SBS 4 at another location. SBS 4, an HS 376 satellite, has a Ku-band payload of 10 20-watt transponders which are all occupied by NBC for news transmission services across the United States.

                                     SBS 5

  SBS 5 was placed into service at 123(degrees) W.L. in November 1988 and its expected end of useful life is November 1999. SBS 5, an HS 376 satellite, has a payload consisting of 14 20-watt Ku-band transponders serving the continental United States. Several transponders also provide coverage of Alaska and Hawaii. Video and data customers include Walmart, Circuit City, Oklahoma State University, Comsat, Hughes Network Systems, General Communications, Inc. and Ethnic American Broadcasting Company. SBS 5 will be replaced by Galaxy X when Galaxy X is launched. In order to continue operating SBS 5 thereafter, Galaxy will need to obtain appropriate regulatory authorization and there can be no assurance that such authorization will be granted.

                                     SBS 6

  SBS 6 was launched in October 1990 and operated at various orbital locations prior to its relocation to 74(degrees) W.L. in October 1995. SBS 6's expected end of useful life is November 2005. SBS 6, an HS 393 satellite, has 19 41-watt Ku-band transponders providing full coverage for the continental United States. The transponders on SBS 6 are primarily used for distributing broadcast and cable video, satellite newsgathering and occasional usage. Customers include BAF Satellite & Technology, Conus Communications, Turner Broadcasting, Vyvx, Inc., SPACECONNECTION and MSNBC.

 Expected Future Satellites

  Galaxy currently has six satellites under construction or in other stages of development. Set forth below is a description of the specifications of such satellites as currently contemplated by Galaxy's management. However, such specifications are subject to change as a result of continuing discussions between representatives of Galaxy and PanAmSat regarding the likely needs of New PanAmSat following the Reorganization. For a discussion regarding Galaxy's plans for funding the capital expenses of constructing and launching such satellites, see "GALAXY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Liquidity and Capital Resources."

                       GALAXY VIII-I       GALAXY X         GALAXY XI        GALAXY XII     GALAXY XIII-I     GALAXY XIV-I
                      ---------------- ----------------- ---------------- ---------------- ---------------- ----------------
Region Covered......   Latin America     United States    United States   To be determined To be determined To be determined
Expected Launch.....        1997             1998              1998       To be determined       1999             2000
Satellite...........      HS 601HP         HS 601HP           HS 702          HS 601HP          HS 702           HS 702
Expected End of
 Useful Life(1).....        2012             2010              2013       To be determined       2014             2015
Orbital Location....  95(degrees) W.L. 123(degrees) W.L. 74(degrees) W.L. To be determined To be determined To be determined
Transponders(2)
 Ku-band(3).........    32 @ 24 MHz       24 @ 36 MHz      24 @ 36 MHz      24 @ 36 MHz    To be determined To be determined
 C-band(4)..........         --           24 @ 36 MHz      24 @ 36 MHz      24 @ 36 MHz    To be determined To be determined
Usable
 Bandwidth(5).......      768 MHz          1,728 MHz        1,728 MHz        1,728 MHz      1440-1944 MHz    1440-1944 MHz
Output Power(6)
 Ku-band............   32 @ 115 watts    24 @ 63 watts    24 @ 75 watts   To be determined To be determined To be determined
 C-band.............         --          24 @ 20 watts    24 @ 20 watts   To be determined
Total Output Power..    3,680 Watts       1,992 Watts      2,280 Watts    To be determined To be determined To be determined

--------
(1) The expected end of useful life for each of Galaxy's expected future satellites is based on the terms (with respect to Galaxy VIII-i and Galaxy
    X) or anticipated terms (with respect to Galaxy XI, Galaxy XIII-i and Galaxy XIV-i) of the relevant satellite construction contract and the terms (with respect to Galaxy VIII-i, Galaxy X and Galaxy XI) or anticipated terms (with respect to Galaxy XIII-i and Galaxy XIV-i) of the relevant satellite launch arrangement.
(2) Satellite transponders receive transmissions from Earth and relay them back to Earth. Transponders are composed of receivers, preamplifiers, power amplifiers, frequency shifters and a host of other electronics.
(3) Ku-band is a range of relatively high frequencies (between approximately 12 GHz and 14 GHz) used for commercial satellite communications. Ku-band is widely used for distribution of broadcast television and DTH services, as well as business communications, and allows for the use of relatively small receive antennas.
(4) C-band is a range of relatively low frequencies (between approximately 4 GHz and 6 GHz) used for commercial satellite communications. C-band is used primarily for cable and broadcast distribution and requires the use of relatively large receive antennas on the ground.
(5) Bandwidth is one measure of the information carrying capacity of a transponder. A transponder's bandwidth and power together determine the amount of information that can be carried.
(6) Output power is the transmitter power of each transponder and is not a measure of the signal power received on Earth. High output power allows for the use of smaller and less expensive receive antennas to obtain a satellite signal.

                                 GALAXY VIII-I

  Subject to FCC approval of Galaxy's pending application for Galaxy VIII-i, this satellite, which is scheduled to be launched in 1997, will be co-located with Galaxy III-R and is to replace Galaxy III-R as the satellite by which GLA delivers DTH programming to Mexico, Central and South America and the Caribbean. Subject to FCC approval, Galaxy VIII-i is expected to have 32 115-watt Ku-band transponders. Galaxy VIII-i will be one of the first HS 601HP satellites to be launched carrying XIPS, a new technology designed to reduce a satellite's fuel requirements and lengthen its in-orbit life. This satellite will have a life expectancy of 15 years.


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

                                   GALAXY X

  Galaxy X, which the FCC recently authorized Galaxy to construct, launch and operate, will be an HS 601 HP hybrid satellite carrying 24 20-watt C-band transponders and 24 63-watt Ku-band transponders. Galaxy X is currently under construction and scheduled for launch in the spring of 1998 to 123(degrees) W.L. This satellite will have a life expectancy of 12 years. Galaxy IX and SBS 5 are currently located at 123(degrees) W.L. and will be moved after the successful launch of Galaxy X. Galaxy IX will move to its FCC assigned position at 127(degrees) W.L. and SBS 5 will either be sold or be moved to another yet-to-be determined location. Galaxy IX C-band customers migrating to Galaxy X after its launch will include Viacom, with the west coast feeds of Showtime, Nickelodeon, The Movie Channel and MTV, and the national feed of The Sundance Channel. Galaxy X will serve the continental United States, Alaska, Hawaii and the Caribbean basin. Galaxy X already has a number of customers contracted to use its Ku-band transponders full-time, including General Communications, Inc., Computer Television Network and Televideocomm.

                                   GALAXY XI

  Galaxy plans to file with the FCC for authority for Galaxy XI, which is expected to be the first HS 702 satellite, as a replacement satellite for Galaxy VI (C-band) and SBS 6 (Ku-band), co-located at 74(degrees) W.L. Subject to FCC approval, it is expected that Galaxy XI will be launched to such orbital location in the summer of 1998 and will have a life expectancy of 15 years. Galaxy XI is expected to carry a dual payload of 24 20-watt C-band transponders and 24 75-watt Ku-band transponders.

                                  GALAXY XII

  Galaxy's management intends to contract with HSC for the procurement of long-lead items for Galaxy XII, which will act as a ground spare providing backup for the launch of Galaxy X and Galaxy XI and which may be used as an additional satellite if not deployed as a spare. Galaxy XII is expected to be an HS 601 HP satellite with a life expectancy of 15 years. As currently contemplated, the satellite will be built by HSC and will have 24 Ku-band transponders and 24 C-band transponders. The management of Galaxy has not yet determined the precise orbital location, region covered or configuration for Galaxy XII. Accordingly, Galaxy has not yet filed an application with the FCC for authority to launch or operate Galaxy XII.

                                 GALAXY XIII-I

  Subject to FCC approval of Galaxy's pending application for Galaxy XIII-i, this HS 702 satellite is expected to provide international coverage. Galaxy XIII-i is expected to be launched in 1999 and is designed to have a life expectancy of 15 years. Galaxy's management is in the process of determining the payload configuration and specifications for Galaxy XIII-i given the capabilities of the HS-702 satellite design and anticipated customer demand. The orbital location for Galaxy XIII-i also remains to be determined.

                                 GALAXY XIV-I

  Subject to FCC approval of Galaxy's pending application for Galaxy XIV-i, this HS 702 satellite also is expected to provide international coverage. Galaxy XIV-i is expected to be launched in 2000 and is designed to have a life expectancy of 15 years. Galaxy's management is in the process of determining the payload configuration and specifications for Galaxy XIV-i given the capabilities of the HS-702 satellite design and anticipated customer demand. The orbital location for Galaxy XIV-i also remains to be determined.

 Additional Future Satellites

  Galaxy also has applied to the FCC for authorization to construct, launch and operate an international hybrid Ku-band and extended Ku-band satellite to be located at 91(degrees) W.L. and has applications pending to construct, launch and operate additional hybrid Ka-band and Ku-band (BSS) satellites that are expected, subject to FCC and ITU approval, to provide international coverage. See "--Government Regulation" and "RISK FACTORS--Regulatory Risks." In addition, Galaxy's business plan contemplates the filing of additional applications for authorization to launch and operate satellites that will provide U.S. and/or international service.


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

SATELLITE DEVELOPMENT AND CONSTRUCTION

  Galaxy currently has two satellites under construction (Galaxy VIII-i and Galaxy X) and three satellites in various stages of development (Galaxy XI, Galaxy XIII-i and Galaxy XIV-i). Galaxy has entered into agreements with HSC for the construction and testing of Galaxy VIII-i and Galaxy X, both HS 601 HP satellites, to be delivered in the fall of 1997. The agreement contains a limited pre-launch warranty that Galaxy VIII-i will be free from any defects in material or workmanship and will conform to all applicable specifications and drawings. This warranty is limited to correction or replacement of the defective item or system. Title and risk of loss will transfer to Galaxy upon the earlier of (i) the completion of in-orbit testing by HSC, (ii) 45 days after intentional ignition of any rocket motor on the launch vehicle or (iii) upon partial failure, total failure or total constructive failure of the satellite as defined in the applicable launch insurance contract. The agreements provide that if the delivery is delayed due to the fault of Galaxy, Galaxy will be obligated to pay HSC its reasonable costs incurred as a result of the delay plus a profit component. The Galaxy X agreement also provides for certain contract price reduction in the event of a delay due primarily to HSC's fault.

  Galaxy has also entered into letter agreements with HSC authorizing HSC to take certain limited actions in connection with the development of Galaxy XI, Galaxy XIII-i and Galaxy XIV-i. Prior to the Closing Date, Galaxy expects to enter into agreements with HSC for the construction and testing of Galaxy XI, Galaxy XIII-i and Galaxy XIV-i and for the procurement of long-lead items for Galaxy XII.

LAUNCH ARRANGEMENTS

  Galaxy has entered into an agreement (the "Launch Agreement") with Hughes Space & Communications International, Inc. ("HSCI"), whereby HSCI has agreed to provide certain launch services to Galaxy, such services to be provided by third-party launch providers under contract with HSCI. Subject to FCC approval, Galaxy intends to launch Galaxy VIII-i in the fall of 1997 from the Cape Canaveral Air Station in Florida on a Lockheed Martin ("Lockheed") Atlas IIA.S. launch vehicle. The Atlas IIA.S. is Lockheed Martin's latest generation of launch vehicle and provides increased performance and payload capacity. The successful launch rate for the Atlas II, Atlas IIA and Atlas IIA.S. launch vehicles has been 100%, with a successful launch rate of approximately 87.1% for all Atlas launch vehicles.

  Galaxy plans to launch Galaxy X in the spring of 1998 from the Cape Canaveral Air Station in Florida on an MDC Delta III launch vehicle. This launch will be the first commercial launch utilizing the Delta III, MDC's latest generation of launch vehicle, a high-performance launch vehicle capable of carrying larger payloads. The Delta II, MDC's previous generation launch vehicle, upon which the Delta III technology is based in part, has had a successful launch rate of approximately 97%. On January 17, 1997, a Delta II launch vehicle carrying a United States Air Force satellite suffered a launch failure. MDC has suspended its Delta II launch schedule pending its investigation into the failure, and, pending completion of such investigation, has notified HSCI that there may be delays requiring an extension of the Delta III launch schedule.

  Subject to FCC approval, Galaxy plans to launch Galaxy XI in the summer of 1998 via a Sea Launch Zenit launch vehicle. Sea Launch is a joint venture between Boeing Commercial Space Co. (United States), Kavaerner A.S. (Norway), RSC-Energia (Russia) and the NPO-Yuzhnoye space concern (Ukraine). This launch will be the first commercial launch via the Sea Launch service, which will utilize a three-stage launch vehicle launched from a novel 430-foot-long semi-submersible launch platform in the Pacific Ocean near the equator. The NPO-Yuzhnoye space concern will provide the first two stages of the launch vehicle, based upon prior generation Zenit launch vehicles, and RSC-Energia will provide the third stage of the launch vehicle, based upon the fourth stage of prior generation Proton launch vehicles. Prior generation Zenit launch vehicles have been utilized for several Russian government satellite launches with a success rate of approximately 89%, and the fourth stage of prior generation Proton launch vehicles has a launch success rate of approximately 95%. The Sea Launch service is designed to efficiently launch a large satellite payload into an orbit that is closer to the desired orbit, thereby saving satellite fuel and extending satellite life.

  Under the terms of the Launch Agreement, Galaxy may terminate each of the above-mentioned Lockheed, MDC and Sea Launch launches at its option, subject to the payment of a specified termination fee which increases as the applicable launch date approaches. In addition, Galaxy may terminate each of such launches without penalty if the applicable launch provider causes a delay that is longer than a specified period. The Launch Agreement also provides that Galaxy may postpone each of such launches for a specified period before the applicable launch provider is entitled to terminate its launch. In addition, in the event of a failure of any of such launches Galaxy may exercise the right to obtain a replacement or new launch within a specified period following its request for relaunch.

  Galaxy expects to enter into agreements to secure launches for additional future satellites as necessary. There can be no assurance, however, that Galaxy will be able to obtain necessary future launches. Additionally, a significant delay in the launch of any of Galaxy's satellites could enable customers who have pre-purchased or agreed to lease capacity on such satellites to terminate their contracts. See "RISK FACTORS--Risk of Delays, Excess Weight."

INSURANCE

  Galaxy historically has purchased satellite launch insurance in an amount sufficient to cover the in-orbit replacement cost of its satellites, including construction, launch and launch insurance costs. Galaxy typically purchases launch insurance approximately three months prior to the applicable launch. Launch insurance policies generally cover both total loss and partial loss and contain terms similar to the terms described below with respect to in-orbit insurance.

  Typically, in-orbit insurance coverage commences after a satellite has been satisfactorily tested in-orbit. Galaxy maintains in-orbit insurance for each of its operational satellites. At December 31, 1996, Galaxy carried approximately $117.2 million of in-orbit insurance for Galaxy I-R, $222 million of in-orbit insurance for Galaxy III-R, $201.1 million of in-orbit insurance for Galaxy IV, $68.8 million of in-orbit insurance for Galaxy V, $58.9 million of in-orbit insurance for Galaxy VI, $256.6 million of in-orbit insurance for Galaxy VII, $113 million of in-orbit insurance for Galaxy IX, $15.6 million of in-orbit insurance for SBS 4, $28.9 million of in-orbit insurance for SBS 5 and $103.9 million of in-orbit insurance for SBS 6. The amount of in-orbit insurance for a given satellite is calculated as follows: transponders sold are initially insured at the base sales price of the transponder; transponders leased under a sales-type lease are initially insured for the net present value of lease payments; transponders leased under operating leases are initially insured for the net book value of the transponder; and the amount of in-orbit insurance coverage for each satellite declines on a straight line or variable rate basis over the coverage period, except for Galaxy IX and Galaxy III-R with respect to which the amount of insurance is currently fixed. Under Galaxy's in-orbit insurance policies, if a total satellite failure occurs (meaning the satellite is completely unusable or has an actual remaining satellite capacity of 50% or less of predicted remaining satellite capacity) then the loss payee is entitled to the applicable amount of insurance. If there is a partial satellite failure (meaning the actual remaining satellite capacity is reduced to less than or equal to 90% (with respect to Galaxy III-R, Galaxy IV and Galaxy VII) or 100% (with respect to Galaxy I-R, Galaxy V, Galaxy VI, Galaxy IX, SBS 4, SBS 5 and SBS 6), but more than 50% of the predicted remaining satellite capacity), then the loss payee is entitled to receive the applicable amount of insurance multiplied by the percentage decrease in satellite capacity. With respect to Galaxy VII, Galaxy IV and Galaxy III-R only, if there is a total payload failure with respect to the C-band payload (meaning that there are fewer than 13 operating C-band transponders in the payload) then the loss payee is entitled to receive 40% of the applicable amount of insurance, and if there is a total payload failure with respect to the Ku-band payload (meaning that there are fewer than 13 operating Ku-band transponders in the payload), then the loss payee is entitled to receive 60% of the applicable amount of insurance. Galaxy typically obtains in-orbit insurance policies with two-year coverage periods and historically has renegotiated its policies in October of each year. Galaxy concluded its renegotiations for the in-orbit insurance policy for Galaxy I-R, Galaxy V, Galaxy VI, Galaxy IX, SBS 4, SBS 5 and SBS 6 on October 30, 1996, with an effective date for the new policy of October 12, 1996. Galaxy recently concluded negotiations with respect to the in-orbit insurance for Galaxy VIII-i for the two year period following its launch. Galaxy will be renegotiating its in-orbit insurance policy for Galaxy III-R, Galaxy IV and Galaxy VII in the first quarter of 1997, based on new estimates of satellite life predictions to be made available in late April.

  Galaxy's in-orbit and launch insurance policies typically include customary commercial satellite insurance exclusions including damage or loss caused by
(i) war or warlike action in time of peace or war, (ii) any anti-satellite device, or device employing atomic or nuclear fission and/or fusion or device employing laser or directed energy beams, (iii) insurrection, strikes, riot, civil commotion, rebellion, revolution, civil war, usurpation or action taken by a government authority in hindering, combating or defending against such an occurrence, whether there be declaration of war or not, (iv) confiscation by order of any government or governmental authority or agent (whether secret or otherwise) or public authority, (v) nuclear reaction, nuclear radiation or radioactive contamination of any nature, whether such loss or damage be direct or indirect, except for radiation naturally occurring in the space environment, (vi) electromagnetic or radio frequency interference, except for physical damage to a satellite directly resulting from such interference,
(vii) willful or intentional acts of Galaxy designed to cause loss or failure of a satellite, (viii) third-party liability and (ix) loss of revenue, extra expenses, incidental damages and/or consequential damages.

SALE-LEASEBACK ARRANGEMENTS

  Galaxy entered into several sale-leaseback arrangements with respect to certain transponders on SBS 6, Galaxy VII and Galaxy III-R in December 1991, September 1993 and February 1996, respectively. All of the other operational Galaxy satellites are owned by Galaxy and it is expected that all of Galaxy's planned future satellites will be owned by Galaxy. Pursuant to the agreements governing such arrangements, Galaxy sold 19 Ku-band transponders on SBS 6 for approximately $204.7 million, 16 Ku-band and 14 C-band transponders on Galaxy VII for approximately $314.8 million and 24 Ku-band transponders on Galaxy III-R for $252.0 million. Concurrently with such sale, Galaxy agreed to lease back the same transponders on terms that require Galaxy to make scheduled rent payments and operate and maintain such transponders and the applicable satellites for terms of 11.2 years, 11 years and 6.9 years, respectively (the "Leases"). During the initial term of each Lease, Galaxy is obligated to make semi-annual rent payments in an amount at least equal to the payments of interest and principal due on indebtedness that was incurred by the third party that purchased the transponders subject to such Lease (the "Indebtedness") and to enable such third party to recoup a significant part of its investment in such transponders. Such Indebtedness is secured by the related Lease and the transponders covered thereby.

  Galaxy's payment obligations under each sale-leaseback arrangement are guarantied by HE pursuant to related guaranty agreements. Although the Assurance Agreement provides that HE will continue to guaranty such arrangements after the Closing Date, the Reorganization Agreement requires New PanAmSat to enter into an agreement with HE to pay and indemnify HE for performing any of its obligations under such guaranties.

  At the end of the initial term of each Lease, Galaxy has the option of renewing such Lease through the end of the useful life of the applicable satellite. Renewed leases generally will be subject to the same terms and conditions of the Lease that was renewed, except that the rent amount will be the fair market rental value of the applicable transponders at the time of such renewal. Galaxy also has the right to terminate any Lease if Galaxy determines in good faith that the continued lease of the transponders subject to the Lease has become uneconomical or that the transponders subject to such Lease have become obsolete or surplus to Galaxy's needs. Upon any such termination, however, Galaxy is required to assist in reselling such transponders to another party and Galaxy will be responsible for making up any shortfall between the proceeds received in such sale and a specified termination amount. Finally, Galaxy has the option under each Lease to exercise an Early Buy Out Option. Under the Leases for SBS 6, Galaxy can exercise an Early Buy Out Option on 8 of SBS 6's transponders on June 26, 1998, or December 26, 1999, for $57.6 million or $46.2 million, respectively, and can exercise an Early Buy Out Option on SBS 6's remaining 11 transponders on January 3, 1998, or January 3, 2000, for $94.1 million or $65.3 million, respectively. Galaxy can exercise Early Buy Out Options for 22 of the transponders on Galaxy VII on January 2, 1999, for $138.6 million, and can exercise Early Buy Out Options with respect to the 8 remaining leased transponders on such satellite on July 2, 1999, for $57.3 million. With respect to the leased transponders on Galaxy III-R, Galaxy has an Early Buy Out Option on July 2, 1999, for $170.4 million. Payment of the Early Buy Out Option prices may be partially satisfied by Galaxy's assumption of the underlying leveraged lease debt. If Galaxy elects to exercise any Early Buy Out Option, the respective Early Buy Out Option payments would be reduced to the extent of the principal amount of such debt that is assumed.

  Galaxy also is required under each of the Leases to obtain and maintain in-orbit insurance on the satellite subject to such Lease and, upon the loss of one or more transponders, to either pay a specified loss amount or provide replacement transponder capacity to the lessor under such Lease. Galaxy has certain additional payment obligations under each Lease in the event that Galaxy fails to make lease payments or perform its other obligations under such Lease or if HE fails to adhere to the terms of its guaranty of such Lease. Finally, each of the Leases imposes limits on the ability to move the satellite on which transponders are located other than in certain specified situations and imposes limitations on the ability of Galaxy to consolidate or merge with another entity unless certain circumstances are satisfied.

COMPETITION

  The communications services market is highly competitive. Galaxy competes with several companies and other entities which own or utilize satellite and/or terrestrial transmission facilities. Most or all of such competitors have substantial resources and a few of such competitors have equal or greater resources than Galaxy.

 Other Satellite Operators

  Galaxy faces significant competition in the provision of satellite services to the United States. Galaxy, GE Americom, Loral SpaceCom and Comsat all currently provide fixed satellite services to the United States. Loral SpaceCom has received authorization from the FCC and, subject to meeting certain financial requirements, Orion and Echostar Communications Corporation have received authorization from the FCC to construct, launch and operate fixed service satellites with U.S. coverage. Also, Loral SpaceCom recently acquired AT&T's Skynet Satellite Services business. In addition, the FCC has a pending rulemaking proceeding that proposes to codify the terms under which foreign-licensed satellite systems, of which there are many, may serve the United States, and certain foreign-licensed satellites have coverage areas that include the United States. Increased competition may also result from a World Trade Organization agreement pursuant to which the United States has committed to opening its telecommunications market, including its satellite services markets with the exception of DTH and direct broadcast satellite services, to foreign-owned and foreign-licensed competitors from World Trade Organization countries. With respect to the operation of the Ku-band payload of Galaxy III-R, Galaxy also faces significant competition in Latin America, and Galaxy may, in the future, face significant competition in other international markets in which it may operate.

 Terrestrial Communications Service Providers

  Galaxy faces competition from terrestrial communications service providers, such as facilities-based long distance telephone companies, resellers of long-distance telephone capacity, local exchange carriers, cable companies and wireless cable companies. Such companies utilize various means of transmission, including copper wire, coaxial cable, fiber-optic cable and microwave-based facilities. Galaxy believes, however, that with respect to certain areas of its business, which primarily involve point-to-multipoint communications over great distances, satellite technology is often more efficient and less expensive than terrestrial technologies. There can be no assurance, however, that technological, regulatory or other developments will not hinder Galaxy's ability to compete or enhance terrestrial communications service providers' ability to compete in Galaxy's primary areas of business.

GOVERNMENT REGULATION

  The satellite industry is highly regulated both in the United States and internationally. The ownership and operation of Galaxy's fixed service satellite system is subject to the rules and regulations of the FCC, which acts pursuant to the Communications Act and related federal laws. The FCC regulates, among other things, the construction, launch and operation of U.S. satellites, and violations of the FCC's rules can result in various sanctions, including fines, loss of authorizations or the denial of applications for new authorizations or for renewals of existing authorizations. Galaxy also is subject to regulation by the national communications authorities of any foreign countries in which it may operate. In addition, Galaxy is subject to the Intelsat consultation process and the ITU frequency coordination process, which can result in the imposition of various restrictions on Galaxy's business that may have a material adverse effect on its operations.

  The following is a brief summary of relevant provisions of certain U.S. and international laws and regulations that are applicable to Galaxy's operations.

 FCC Regulation of U.S. Satellites

  The FCC is the governmental body with primary authority in the United States over satellite operators. Among other things, the FCC allocates portions of the radio frequency spectrum to certain services and grants licenses to and regulates individual entities using that spectrum. Various legislative and regulatory proposals under consideration from time to time by Congress, the FCC and various other federal agencies have in the past materially affected, and may in the future materially affect, Galaxy and the satellite industry. In addition, certain aspects of existing federal laws and regulations are the subject of legislative or administrative proposals to modify, repeal or adopt new laws and administrative regulations and policies.

 Elimination of Regulatory Distinctions Between Domestic and International
Systems

  Prior to recent changes to its regulations, the FCC distinguished between domestic U.S. satellites and "separate international systems," i.e., U.S.- licensed satellites that provided international service. Specifically, with certain exceptions for the provision of trans-border services and operators that obtained separate FCC authorizations, U.S. domestic satellite licensees were permitted to serve only the United States. Similarly, except for the provision of U.S. service that was ancillary to international service and except for operators that obtained separate FCC authorizations, separate system satellite licensees were permitted to provide only international service. On January 22, 1996, the FCC released its Domestic and International Satellite Consolidation Order ("DISCO I") eliminating the previous regulatory distinctions, and the FCC now regulates all U.S.-licensed geostationary fixed service satellites under a unified regulatory scheme in which they can provide a full range of domestic and international services. In practice, however, existing U.S. domestic satellites are designed to serve principally the United States. Petitions for reconsideration of the order establishing the new policies, including a petition filed by PanAmSat, are pending before the FCC. There can be no assurance that further modifications to the FCC's rules and policies will not be made as a result of those petitions for reconsideration, or that any such modifications will not have a material adverse effect on Galaxy's operations.

 Licensing Terms

  License Period. The FCC grants authorizations to satellite operators, such as Galaxy, that meet the FCC's legal, technical and financial qualification requirements. Such authorizations are for 10-year terms, although the FCC reserves the right to grant or renew satellite licenses for periods of less than 10 years if, in its judgment, the public interest, convenience and necessity will be served by such action. Certain Galaxy satellites are, or are expected to be, operational beyond their 10-year license terms. The authorization for the SBS 4 satellite held by Galaxy expired in 1994, and Galaxy has obtained successive 180-day grants of special temporary authorization from the FCC to enable it to continue to operate the satellite past the expiration of the satellite's license. There can be no assurance, however, that the FCC will continue to grant such special temporary authorizations or other extensions or renewals of license terms with respect to the SBS 4 satellite or other satellites. A denial of such authority could have a material adverse effect on Galaxy's operations.

  To conserve fuel and further extend the life of SBS 4, Galaxy currently is operating the satellite in "inclined orbit mode" pursuant to FCC authorization. Brasilsat A1 also is operating in inclined orbit mode. In inclined orbit, a satellite no longer operates within normal north-south stationkeeping parameters. The FCC requires that, if it assigns another satellite operating within normal stationkeeping parameters to an orbital location in use by an inclined orbit satellite, the inclined orbit satellite must be relocated or deorbited once the new satellite is ready to occupy that location. The FCC recently assigned satellites to 77(degrees) W.L. and 79(degrees) W.L., the orbital locations currently used by SBS 4 and Brasilsat A1. Once the newly assigned satellites are ready to occupy those locations,

Galaxy must relocate SBS 4 and cause the Brazilian government, which operates Brasilsat A1, to relocate that satellite as well. There can be no assurance that those satellites will be authorized to provide service at any other desirable orbital locations.

  Non-Common Carrier Operation. The FCC's authorizations permit Galaxy to operate its satellites on a non-common carrier basis. As a non-common carrier, Galaxy is free to set prices and serve customers according to its business judgment, without rate of return or price cap regulation or the obligation not to discriminate among customers, and with minimal governmental scrutiny of its business decisions. In addition to the licensing of individual satellites and earth stations, Galaxy is subject to the FCC's review primarily to ensure the avoidance of interference with other users of the radio frequency spectrum and compliance with various FCC rules of general application to satellite operators. The FCC reserves the right to require a satellite to be relocated to a different orbital location if the FCC determines that it is in the public interest that such a change be made, but the FCC rarely has used this authority.

 Authorizations To Construct, Launch and Operate Satellites

  Authorizations. Galaxy has obtained FCC authorization to construct, launch and operate, and it currently is operating: the C-band Galaxy I-R at 133(degrees) W.L.; the hybrid (C-band and Ku-band) Galaxy III-R at 95(degrees) W.L.; the hybrid (C-band and Ku-band) Galaxy IV at 99(degrees) W.L.; the C-band Galaxy V at 125(degrees) W.L.; the C-band Galaxy VI at 74(degrees) W.L.; the hybrid (C-band and Ku-band) Galaxy VII at 91(degrees) W.L.; the C-band Galaxy IX at 123(degrees) W.L. (to be relocated to 127(degrees) W.L. upon the launch of Galaxy X into the 123(degrees) W.L. orbital location); the Ku-band SBS 4 at 77(degrees) W.L.; the Ku-band SBS 5 at 123(degrees) W.L.; and the Ku-band SBS 6 at 74(degrees) W.L. In its May 7, 1996 Orbital Assignment Order and in a subsequent order released on November 21, 1996, the FCC authorized Galaxy to construct, launch and operate the hybrid (C-band and Ku-band) Galaxy X satellite, and assigned that satellite to the 123(degrees) W.L. orbital location. The FCC also has granted Galaxy special temporary authorization to utilize the transponder capacity of the Brazilian-owned and licensed C-band Brasilsat A1 satellite from the 79(degrees) W.L. location in order to provide U.S. service. Galaxy has applied for the proposed extended Ku-band Galaxy VIII-i satellite, upon the successful launch of which into the 95(degrees) W.L. orbital location the Ku-band payload of Galaxy III-R will be returned to U.S. service. Galaxy also has applied for a hybrid (Ku- and extended Ku-band) international satellite to be located at 91(degrees) W.L. In addition, Galaxy has an application pending for authorization for several hybrid Ka-band and Ku-band (BSS) international geostationary satellites, including Galaxy XIII-i and Galaxy XIV-i. In response to such application, the FCC has assigned to Galaxy 12 Ka-band orbital locations that are suitable for international satellite service, six of which will be retained by Galaxy after the Reorganization and six of which will be retained by HE for use in a separate business, subject to certain non-compete restrictions contained in the Stockholders Agreement. In addition, an application remains pending for an additional Ka-band location that Galaxy expects to utilize. Galaxy's applications with the FCC for Ku-band (BSS) satellites at 12 orbital locations are also pending before the FCC. Use of the orbital positions for Ku-band
(BSS) satellites is currently being coordinated through the ITU and is subject to approval by the ITU as a modification to its current BSS plan. See "-- International Telecommunications Union Coordination." Galaxy plans to file an application for authorization for the hybrid (C-band and Ku-band) Galaxy XI as a replacement satellite at 74(degrees) W.L. In addition, Galaxy's business plan contemplates the filing of additional applications for authorization for satellites that will provide U.S. and/or international service.

  Application Processing. In processing applications for authorization for new, or "expansion," satellites that will provide primarily domestic U.S. service, the FCC traditionally has granted such authorizations through consolidated "processing rounds" in which it considers and resolves contemporaneously filed applications. Prior to the FCC's DISCO I decision, this process had been limited to domestic satellite applications. The FCC's decision extended the processing round procedure to future applications for all U.S.-licensed satellites regardless of the proposed coverage area. The most recent processing round for domestic U.S. C-band and Ku-band fixed service satellites began in December 1994 and recently was completed following the issuance of the FCC's Orbital Assignment Order in May 1996 and individual orders in November 1996 assigning orbital locations and granting authorizations to construct, launch and operate satellites to applicants for proposed expansion and replacement satellites, including Galaxy IX and Galaxy
X. A petition for reconsideration of certain orbital assignments (other than assignments granted to Galaxy) made in the processing round presently is pending before the FCC. Applications for replacement satellites typically are resolved outside of a processing round.

  The FCC's rules limit the number of new satellite authorizations that operators may be granted at one time. The rules provide that legally, technically and financially qualified applicants not already holding satellite authorizations initially may be assigned up to two orbital locations in each pair of frequency bands proposed. For existing operators, the FCC's rules specify that legally, technically and financially qualified applicants may be assigned no more than one additional orbital location beyond their current authorizations in each frequency band in which they are authorized to operate, provided that their in-orbit satellites are essentially filled and that they have no more than two unused orbital locations for previously authorized but unlaunched satellites in that band. The FCC historically has interpreted the rules to allow applicants to be authorized for more than those one or two satellites at a time in a given frequency band when those additional satellites are needed to serve geographically separate areas, but there can be no assurance that the FCC will maintain this interpretation in the future. These rules impose limitations on the pace at which Galaxy may be able to add future satellites to its fleet.

  On December 16, 1996, the FCC released an order streamlining its rules and regulations governing satellite applications and licensing procedures. The new rules are expected to take effect in April 1997. Under the new rules, the FCC has, among other things, abolished the construction permit requirement for satellites in favor of a requirement that operators submit prior written notification that they plan to commence satellite construction at their own risk. The FCC also has eliminated the requirement to obtain FCC authorization prior to placing a satellite into inclined orbit and relaxed rules governing satellite licensee reports. Thus, under the FCC's new policy, satellite operators such as Galaxy will be able to construct future satellites, at their own risk, without prior FCC approval.

  Pending Proceedings. On May 14, 1996, the FCC released a notice of proposed rulemaking to require that U.S.-licensed earth stations that seek to communicate with foreign-licensed satellites demonstrate that the foreign-licensed satellite's markets provide U.S. licensees effective competitive opportunities to provide an equivalent service there. To the extent that the FCC's proposal, whether or not it is adopted, is viewed unfavorably by foreign regulators, it could complicate Galaxy's efforts to obtain those authorizations that may be necessary to provide international service to foreign nations.

 Foreign Telecommunications Authorities

  With respect to the provision of international satellite service, Galaxy may be subject to the communications and/or broadcasting laws and regulations of foreign telecommunications authorities. While these laws and regulations vary from country to country, foreign telecommunications authorities generally have not required companies to obtain licenses or regulatory authorizations in order to provide space segment capacity to licensed entities within those countries; however, foreign telecommunications authorities in certain countries may require that foreign-licensed satellite operators obtain authorizations in order to provide satellite services in such countries. Laws and regulatory practices governing access to satellite systems vary substantially among countries. Certain countries have liberalized their national communications market, allowing multiple entities to seek licenses to provide voice, data or video services for their own use or for third-party use, to own and operate private earth station equipment, and to choose a provider of satellite capacity. Some countries allow licensed radio and television broadcasters and cable television providers to own their own broadcast transmission facilities and to purchase satellite capacity without restriction. In such countries, customer access to Galaxy's services may be a relatively simple procedure. Other countries, however, have maintained strict monopoly regimes, so that end-users may be required to access satellite services through a single, government-owned entity. In such markets, the entity (often the PTT) may hold a monopoly on the ownership and operation of facilities or on the provision of communications and/or broadcasting services to, from and within a country, including via satellite, rendering the provision of service from U.S.-licensed satellites more complicated.

  Galaxy III-R currently is the only Galaxy satellite that provides international service, other than on an ancillary basis. GLA's local partners have applied for and, in certain countries, have obtained authorizations from foreign telecommunications authorities to use capacity on Galaxy III-R to provide DTH services to various countries in Latin America. Through its local partners, GLA currently is authorized to provide or expects to receive authorization shortly to provide, and is providing or expects shortly to begin providing, service throughout Latin America, although it has not yet obtained authorization to provide service in Argentina. There can be no assurance, however, that all of the foreign regulatory authorizations sought by GLA's local partners, or any future customers of Galaxy operating in foreign countries, will be granted.

 Intelsat Consultations

  Prior to receiving final licensing and launch authority and commencing service in the United States or internationally, Galaxy must complete a consultation process with Intelsat under Article XIV of the Intelsat Agreement. An Intelsat consultation for a U.S.-licensed spacecraft requires arranging for the U.S. government to consult with Intelsat to ensure that use of the new satellite will cause Intelsat neither technical harm arising from signal interference nor "significant economic harm."

  The FCC is responsible for ensuring that Galaxy has undergone the necessary consultations and that it operates in accordance with the technical parameters forming the basis for an Article XIV consultation. If Galaxy changes the terms (either technical or service) of its operation in a significant way, it may need to reconsult with Intelsat. Galaxy has requested that the FCC initiate Intelsat consultations with respect to certain satellites and expects that those consultations will be completed expeditiously. At the appropriate time, Galaxy will request that the FCC initiate Intelsat consultations with respect to those satellites for which applications presently are pending. There can be no assurance, however, that any such consultations will be completed successfully.

 International Telecommunications Union Coordination

  Nations register their proposed use of orbital locations with the ITU Radio Regulations Board to ensure that there is an orderly process for accommodating each country's needs for orbital locations. See "BUSINESS OF PANAMSAT-- Government Regulation."

  The U.S. government has filed with the ITU for all of Galaxy's existing and proposed orbital locations, and the use of any of these locations will need to be coordinated with foreign administrations that have filed for neighboring orbital locations. For the most part, the right to use certain frequencies at a given orbital location is determined on a "first-come, first-served" basis, based on the date on which a country makes certain filings at the ITU. However, the ITU has "planned" the use of certain frequency bands in a manner that effectively reserves for various countries the right to use those frequency bands at given locations in accordance with certain technical parameters. The ITU has "planned" the use of the Ku-band (BSS) frequencies in this manner and has adopted procedures that allow for countries to propose modifications to that plan: that is, proposals for additional uses of those frequencies that do not cause unacceptable interference with any preassigned uses. Proposed modifications that are filed with the ITU are reviewed by the ITU to ensure that they comply with its rules and procedures. A proposed modification that is approved formally becomes part of the ITU's Ku-band (BSS) plan and receives the associated regulatory protections.

  Galaxy's proposal to use the Ku-band (BSS) frequencies at 12 locations requires a modification to the ITU's BSS plan. Use of those orbital positions for Ku-band (BSS) services is subject to approval by the ITU as a modification to its current BSS plan. The U.S. government has forwarded the required filings to the ITU and Galaxy believes that those filings comply with ITU requirements in all material respects. However, the ITU plans to revise the BSS plan in the fall of 1997 and it is uncertain whether Galaxy's proposed modifications will be approved before that time or at all. If the ITU modifies its BSS plan, it is not clear what effect such revisions would have on Galaxy's proposal to use the Ku-band (BSS) frequencies at 12 locations around the world. Galaxy believes that its proposal has a very good chance of obtaining ITU approval, but there are significant competing interests and there can be no assurance that the ITU will approve Galaxy's proposal. See "RISK FACTORS--Regulatory Risks."

  The foregoing does not purport to describe all present and proposed U.S., foreign and international laws and regulations relating to the satellite industry. The changing laws, regulations and policies in the United States and other countries will continue to affect the satellite industry. Galaxy cannot predict the impact that these changes will have on its business or whether the general deregulatory trend observed in the United States and certain other countries in recent years will continue. Galaxy believes that continued deregulation would be beneficial to it, but deregulation also could reduce the limitations facing its existing and potential new competitors.

EMPLOYEES

  As of December 31, 1996, Galaxy had 275 full-time employees. The Engineering, Operations and Technology departments consist of 176 employees, all of whom are located at Galaxy's Long Beach, California facilities, with the exception of 34 employees based at Galaxy's teleports in Fillmore, California, Castle Rock, Colorado, and Spring Creek, New York. The Sales and Marketing department consists of 35 people. There are 64 employees involved in providing administrative, finance, human resources, legal and public relations services. The number of personnel is fairly stable and is not anticipated to increase substantially over the next few years. Galaxy is not a party to any collective bargaining agreement and believes its relations with its employees are good.

PROPERTIES

  Galaxy's Corporate Headquarters is located in Long Beach, California. Galaxy also has a Network Operations Center and a Satellite Operations Center and Warehouse located in Long Beach, California. In addition, Galaxy operates earth stations in Spring Creek, New York, Castlerock, Colorado, and Fillmore, California. Galaxy has leased its Corporate Headquarters and Network Operations Center through 2008. Galaxy owns its Satellite Operations Center and Warehouse as well as the Spring Creek Earth Station. Galaxy is currently in the process of negotiating the purchase of the Fillmore Earth Station from Texaco Exploration and Production, Inc., and is in the process of negotiating a lease of the Castlerock Earth Station from HE. The following table sets forth certain information concerning Galaxy's properties and those that it expects to purchase or lease prior to the Closing Date:

                                                        APPROXIMATE
                                                          SQUARE
                                                        FOOTAGE OR    OWNED
        DESCRIPTION/USE                 LOCATION          ACREAGE   OR LEASED
        ---------------                 --------        ----------- ---------
Corporate Headquarters and
 Network Facility............... Long Beach, California 189,791(1)   Leased
Satellite Operations Center and
 Warehouse...................... Long Beach, California 63,500       Owned
Spring Creek Earth Station...... Spring Creek, New York 10.36 acres  Owned
Fillmore Earth Station.......... Fillmore, California   752.1 acres  Leased(2)
Castlerock Earth Station........ Castlerock, Colorado   14,393       Leased(3)

--------
(1) It is anticipated that this space will be reduced.
(2) Galaxy is currently in the process of negotiating the purchase of the Fillmore Earth Station from Texaco Exploration and Production, Inc.
(3) Galaxy is currently negotiating a lease of the Castlerock Earth Station from HE.

LEGAL PROCEEDINGS

  There are no material legal proceedings pending or, to the knowledge of Galaxy's management, threatened against Galaxy.

                           BUSINESS OF NEW PANAMSAT

  New PanAmSat, a wholly owned subsidiary of HCI, has not conducted any business activities to date, other than those incident to its formation, its execution of the Reorganization Agreement and related agreements and its participation in the preparation of this Proxy Statement/Prospectus. Immediately following the consummation of the Reorganization, New PanAmSat will own and operate Galaxy and will own, directly and indirectly, all of the outstanding capital stock of PanAmSat. Accordingly, the business of New PanAmSat, operated directly and through its wholly owned subsidiary, will be the businesses currently conducted by PanAmSat and Galaxy. See "BUSINESS OF PANAMSAT" and "BUSINESS OF GALAXY." For a discussion of the benefits that the PanAmSat Board believes will result from the Reorganization, see "THE REORGANIZATION--Recommendation of the PanAmSat Board and Reasons for the Merger."

LIQUIDITY AND CAPITAL RESOURCES

  Upon consummation of the Reorganization, New PanAmSat will collect all cash receipts and disburse all cash payments related to the business previously operated by Galaxy, while PanAmSat, as a wholly-owned subsidiary of New PanAmSat, will continue to collect all cash receipts and disburse all cash payments related to PanAmSat's business. New PanAmSat and its subsidiaries will not participate in the cash management system utilized by HE and its subsidiaries, and HE is not required to provide any additional funding or financing to New PanAmSat other than the New Financing. At Closing, New PanAmSat will have outstanding approximately $1.725 billion in long-term indebtedness represented by the New Financing and PanAmSat will have outstanding long-term indebtedness of approximately $626 million (as of December 31, 1996) and the Preferred Stock with an aggregate liquidation preference of approximately $329 million (as of December 31, 1996). Management of PanAmSat and Galaxy expect that the consolidated operations of New PanAmSat and its subsidiaries going forward will be financed through cash on hand (including $60 million contributed by HE at Closing and $135 million received by PanAmSat net of taxes in the DTH Sale), cash flow from operations and additional vendor financing.

  For as long as PanAmSat's existing indebtedness and the PAS Preferred Stock are outstanding, PanAmSat will be subject to provisions contained in the indentures governing such indebtedness and the certificate of designation for such preferred stock that will significantly limit PanAmSat's ability to pay dividends or loans funds to New PanAmSat. As a result, New PanAmSat will be restricted from using PanAmSat's cash flows to fund New PanAmSat's capital expenditures. However, to the extent that New PanAmSat's cash on hand and cash flow from operations of New PanAmSat alone are not sufficient to fund capital expenditures at the New PanAmSat level, New PanAmSat will be able to either sell assets to PanAmSat for cash or assign satellites under development to PanAmSat which then would be developed by PanAmSat.

  The significant cash outlays for New PanAmSat and PanAmSat will continue to be primarily capital expenditures related to the construction and launch of satellites. On the Closing Date, assuming PAS-6 is successfully launched as scheduled, PanAmSat and Galaxy together will have nine satellites under various stages of development for which PanAmSat and Galaxy have budgeted capital expenditures. PanAmSat will require approximately $330 million following the Closing Date for the construction, insurance and launch of PAS-5, PAS-6, PAS-7 and PAS-8. Similarly, Galaxy will require approximately $743 million following the Closing Date to complete the construction, insurance and launch of Galaxy VIII-i, Galaxy X, Galaxy XI, Galaxy XII, Galaxy XIII-i and Galaxy XIV-i. Galaxy and PanAmSat currently are discussing whether certain changes should be made to the technical specifications and locations of certain of their satellites under development in order to better serve the business objectives of New PanAmSat, which changes may impact the amount and timing of future capital expenditures made by New PanAmSat and PanAmSat. The aggregate amount of cash needed to fund development of all of PanAmSat's and Galaxy's satellites is expected to be funded from cash on hand and cash flow of the consolidated operations of New PanAmSat and PanAmSat. In addition to funding new satellites, New PanAmSat also expects to exercise the Early Buy Out Options, which will require New PanAmSat to fund additional outlays of approximately $152 million in 1998 and approximately $366 million in 1999. See "BUSINESS OF GALAXY--Sale-Leaseback Arrangements." Such additional outlays also are expected to be funded from the cash flow from the consolidated operations of New PanAmSat and PanAmSat. There can be no assurance, however, that New PanAmSat will be able to fund such expenditures or any other future expenditures from the cash flow of New PanAmSat's consolidated operations and, if it is so unable, that New PanAmSat will be able to incur additional indebtedness sufficient to fund such expenditures. See "RISK FACTORS--Substantial Leverage and Additional Capital Requirements."

 PER SHARE MARKET PRICE AND DIVIDEND INFORMATION OF PAS ORDINARY COMMON STOCK

  The PAS Ordinary Common Stock has been quoted on Nasdaq under the symbol "SPOT" since September 21, 1995, the first day following the IPO. The table below sets forth, for the fiscal quarters indicated, the range of high and low sale prices per share of PAS Ordinary Common Stock on Nasdaq as reported by the Dow Jones Historical Stock Quote Reporter Service. These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

                                                                 HIGH      LOW
                                                               --------- -------
   1995
     Fourth Quarter (from September 21, 1995)................. $22 3/8   $12 1/4
   1996
     First Quarter............................................  33 1/2    19 1/2
     Second Quarter...........................................  34 19/64  27
     Third Quarter............................................  30        21 3/4
     Fourth Quarter ..........................................  30 3/8    27 1/4
   1997
     First Quarter............................................  30 3/4    27 3/4

  There is no public trading market for the PAS Class A Common Stock or the PAS Class B Common Stock. As of March 24, 1997, there were approximately 62 holders of record of PAS Ordinary Common Stock.

  PanAmSat has never declared or paid cash dividends on the PAS Common Stock. On April 2, 1996, the last full trading day prior to public announcement of PanAmSat's intention to pursue strategic alternatives, including the possible sale of PanAmSat, the reported high and low sale prices on Nasdaq per share of PAS Ordinary Common Stock were $31 1/4 and $30 1/2, respectively. On September 19, 1996, the last full trading day prior to the public announcement of the proposed Reorganization, the reported high and low sale prices on Nasdaq per share of PAS Ordinary Common Stock were $28 1/2 and $27 1/4, respectively. On April 14, 1997, the most recent practicable date prior to the printing of this Proxy Statement/Prospectus, the reported Nasdaq closing price per share of PAS Ordinary Common Stock was $27 9/16. Stockholders are urged to obtain current market quotations.

             SELECTED HISTORICAL FINANCIAL INFORMATION OF PANAMSAT

  The following selected financial information for and as of each year in the five-year period ended December 31, 1996 has been derived from PanAmSat's consolidated financial statements and its subsidiaries and predecessor entities, audited by Arthur Andersen LLP, independent public accountants. This selected financial information should be read in conjunction with the PanAmSat Financial Statements and "PANAMSAT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" appearing elsewhere in this Proxy Statement/Prospectus.

                                                YEAR ENDED DECEMBER 31,
                          ----------------------------------------------------------------
                             1996           1995           1994         1993        1992
                          ----------     ----------     ----------    --------    --------
                                                 (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS
 DATA:
Total revenues..........    $246,943       $116,155        $63,744     $50,798     $40,328
                          ----------     ----------     ----------    --------    --------
Operating expenses
 Direct expenses........      10,505          5,729          4,254       3,424       2,175
 Sales and marketing....      14,012          9,543          7,179       4,461       2,599
 Engineering and
  technical.............      17,337         10,659          5,811       3,841       3,918
 General and
  administrative........      25,349         15,688          9,768       7,066       5,554
 Depreciation and
  amortization..........      61,334         33,412         16,331       8,231       6,990
 Other expenses(1)......       4,758            --             --          737         --
 Compensatory
  programs(2)...........       4,874          8,341            --          --          --
 Total operating
  expenses..............     138,169         83,372         43,343      27,760      21,236
                          ----------     ----------     ----------    --------    --------
 Income from
  operations............     108,774         32,783         20,401      23,038      19,092
Interest and other
 expense (income), net..         622(4)      (1,592)(4)      2,403(4)    6,103(4)    1,984(3)
                          ----------     ----------     ----------    --------    --------
 Income before taxes....     108,152         34,375         17,998      16,935      17,108
Income taxes(5).........      46,432         16,829            --          --          --
                          ----------     ----------     ----------    --------    --------
 Net income.............      61,720         17,546         17,998      16,935      17,108
Preferred stock dividend
 requirement............      41,422         25,976            --          --          --
                          ----------     ----------     ----------    --------    --------
 Net income (loss) to
  common shares.........     $20,298        $(8,430)       $17,998     $16,935     $17,108
                          ==========     ==========     ==========    ========    ========
CERTAIN PRO FORMA
 DATA(6)
OTHER FINANCIAL DATA:
EBITDA(7)...............    $170,108(8)     $66,195(8)     $36,732     $31,269     $25,306
EBITDA margin...........          69%(8)         57%(8)         58%         62%         63%
Capital expenditures for
 satellite systems under
 development............    $280,858       $333,052       $300,217    $260,134     $22,555
Payments due from
 customers under long-
 term contracts(9)......  $2,435,608     $1,928,200     $1,270,000    $764,500    $239,700
Customers under long-
 term contracts at end
 of period(9)...........         199            177            121         108          89
BALANCE SHEET DATA (AT
 END OF PERIOD):
Working capital
 (deficit)..............     $(8,758)         $(889)       $21,992     $51,179     $27,039
Total assets............   1,615,363      1,438,820        820,255     731,660     136,594
Long-term debt (less
 current portion)(10)...     626,010        575,284        510,202     455,727       5,474
Long-term debt (less
 current portion) plus
 Preferred Stock(10)....     955,080        862,932        510,202     455,727       5,474
Partner's interest--
 conditionally
 redeemable(11).........         --             --         194,591     193,936      50,000
Partners'/stockholders'
 equity(12).............     497,368        476,862         80,935      59,847      49,098

-------
 (1) Other expenses relate to costs incurred in connection with the Reorganization Agreement.
 (2) In 1995, this reflects expenses related to the assumption by PanAmSat of phantom stock plans of a predecessor company and the grant of a limited partnership interest in the Partnership to the Executive Vice President of PanAmSat in connection with the corporate reorganization of PanAmSat. In 1996, this represents a cash bonus paid to employees who would otherwise have qualified for the grant of stock options under PanAmSat's Long-Term Stock Investment Plan. See Note 11 to Notes to the PanAmSat Financial Statements.
 (3) In 1992, this includes costs (net of insurance reimbursement) arising from damage caused by Hurricane Andrew to PanAmSat's teleport in Homestead, Florida.
 (4) Net of capitalized interest of $9.0 million, $41.0 million, $37.8 million and $39.5 million for the years ended December 31, 1993, 1994, 1995 and 1996, respectively.
 (5) As a partnership, the Partnership was not subject to federal or state income taxes. Accordingly, no income taxes were deducted from net income on the Partnership's financial statements. However, the Partnership was obligated under its Partnership Agreement to make certain tax distributions to its partners. On March 2, 1995, the Partnership was converted to corporate form and, accordingly, is now subject to income taxes. See "BUSINESS OF PANAMSAT--Conversion and Initial Public
     Offering."
                                        (footnotes continued on following page)

 (6) The following Certain Pro Forma Data gives effect to the Conversion and the consummation of the IPO as if each had occurred at January 1, 1995. See "BUSINESS OF PANAMSAT--Conversion and Initial Public Offering." The pro forma adjustment to income taxes for the periods indicated is based on a pro forma statutory tax rate of 40.3%.

                                                              YEAR ENDED
                                                          DECEMBER 31, 1995
                                                        ----------------------
                                                        (DOLLARS IN THOUSANDS,
                                                        EXCEPT PER SHARE DATA)
   STATEMENT OF OPERATIONS DATA (UNAUDITED):
   Pro forma adjustment to income tax provision........          $(1,207)
   Pro forma net income................................           18,753
   Pro forma loss to available common stockholders.....           (7,223)
   Pro forma loss per common share.....................          $  (.07)
   Pro forma weighted average common shares
    outstanding........................................      100,000,000

   Pro forma loss per share included in the PanAmSat Financial Statements appearing elsewhere in this Proxy Statement/Prospectus of $(.08) per share for the year ended December 31, 1995 is based on 89,678,638 weighted average shares outstanding as of December 31, 1995 reflecting the IPO which occurred on September 21, 1995.
 (7) Represents earnings before net interest expense, income taxes, depreciation and amortization. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA should not be considered as a measure of profitability or liquidity as determined in accordance with generally accepted accounting principles in the statements of operations and cash flows.
 (8) Includes expenses related to the assumption by PanAmSat of phantom stock plans of a predecessor company and the grant of a limited partnership interest in the Partnership to the Executive Vice President of PanAmSat in connection with the corporate reorganization of PanAmSat of $8.3 million for the year ended December 31, 1995 and expenses related to the Reorganization Agreement and a corporate compensation plan totaling $9.6 million for the year ended December 31, 1996. EBITDA and EBITDA margin excluding such expenses were $74.5 million and 64% for the year ended December 31, 1995 and $179.7 million and 73% for the year ended December 31, 1996. See Notes 11 and 13 of the PanAmSat Financial Statements.
 (9) Represents future payments due from customers under long-term contracts at the end of the periods indicated, excluding arrangements for satellite capacity for DTH services in Latin America. At December 31, 1996, approximately $22.6 million of PAS-1 customer payments, $92.4 million of PAS-2 customer payments, $35.6 million of PAS-3 customer payments and $79.2 million of PAS-4 customer payments were under contracts which are terminable by the customer under certain circumstances, including after a minimum service period. Certain contracts may also be terminated if certain technical performance specifications contained in the agreements, including useful life, are not achieved, or, at the customer's option after a minimum service period. Future cash payments expected from customers may be reduced for outage or transponder failure and may be further reduced for "lowest price" provisions for like transponder capacity given to similarly situated customers. The terms of PanAmSat's long-term contracts range from one year to the life of the satellite. See "PANAMSAT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--Overview."
(10) Excludes, as to each of PAS-5 and PAS-6, a portion of the respective purchase prices which will become payable after such satellite is delivered and which amount may be paid immediately in cash or deferred over periods of up to 15 years with interest rates ranging from 8.0% to 10.0% per annum. At December 31, 1996, these amounts aggregated approximately $34.5 million. A portion of the respective purchase prices of PAS-7 and PAS-8 may also be deferrable. PanAmSat presently intends to defer such payments at the time they become payable to the extent such deferral is permitted under the terms of its then-outstanding indebtedness and preferred stock. PanAmSat anticipates that if, at the time such payments become payable, PanAmSat is prohibited from incurring such indebtedness under the terms of its outstanding indebtedness or preferred stock, it will either seek the consent of the holders thereof to incur such indebtedness or will obtain funds from sources permitted under the terms thereof to make such payments. There can be no assurance that such consent will be obtained or that funds will be available to PanAmSat from sources permitted under the terms of its outstanding indebtedness and preferred stock. See Notes 6, 7 and 8 of the PanAmSat Financial Statements appearing elsewhere in this Proxy Statement/Prospectus and "BUSINESS OF PANAMSAT--PanAmSat Satellites."
(11) Under the Partnership Agreement of the Partnership, if the launches of PAS-2, PAS-3 and PAS-4 were not all successfully completed by December 31, 2001, USHI would have had the right to redeem its $200.0 million investment in PanAmSat in 2004 for $200.0 million, less certain distributions paid to USHI, plus a yield thereon of 6.0% per annum. In the Conversion, USHI's redemption rights with respect to its interest in the Partnership were extinguished.
(12) Net of distributions of $16.4 million and $6.2 million for the years ended December 31, 1992 and 1993, respectively, and a contribution of $.7 million for the year ended December 31, 1994. There were no distributions or contributions in 1995 or 1996.

   PANAMSAT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  The following discussion and analysis of the financial condition and results of operations of PanAmSat should be read in conjunction with the financial data and the PanAmSat Financial Statements appearing elsewhere in this Proxy Statement/Prospectus.

OVERVIEW

  PanAmSat's first satellite, PAS-1, was launched in June 1988 for service over the Atlantic Ocean Region and is a leading satellite for television and cable programming distribution in Latin America. PanAmSat's second satellite, PAS-2, was launched in July 1994 for service over the Pacific Ocean Region and is a leading satellite for programming distribution in the Asia-Pacific region. PanAmSat's PAS-4 satellite was launched in August 1995 for service over the Indian Ocean Region and is a leading satellite for programming distribution in south Asia and Africa. PanAmSat's PAS-3 satellite was launched in January 1996 for service over the Atlantic Ocean Region. PAS-3 and PAS-1 are the leading satellites for television and cable programming distribution in Latin America. PanAmSat expects to launch two additional satellites to serve the Atlantic Ocean Region: PAS-6 in May 1997; and PAS-5 in July 1997. However, SS/Loral has recently informed PanAmSat of circumstances that could result in a delay in the launch of PAS-6. See "RISK FACTORS--Risk of Delays; Excess Weight." PanAmSat intends to launch PAS-7 and PAS-8 in early 1998. PAS-7 and PAS-8 are expected to serve the Indian Ocean Region and the Pacific Ocean Region, respectively. PanAmSat expects that in the future it will launch additional satellites to meet then-anticipated customer demand. There can be no assurance, however, that the schedule for PanAmSat's future satellite launches will be met.

  At December 31, 1996, PanAmSat's long-term contracts provided for future payments of approximately $2.4 billion, consisting of $187 million for PAS-1, $516 million for PAS-2, $583 million for PAS-3 and $1.1 billion for PAS-4, excluding arrangements for satellite capacity for the DTH service in Latin America. At December 31, 1996, approximately $22.6 million of PAS-1 customer payments, $92.4 million of PAS-2 customer payments, $35.6 million of PAS-3 customer payments and $79.2 million of PAS-4 customer payments were under contracts which may be terminable by the customer if certain technical performance specifications contained in the agreements, including useful life, are not achieved or, at the customer's option, after a minimum service period. At December 31, 1996, PanAmSat's long-term contracts, excluding arrangements for satellite capacity for the DTH service in Latin America, were comprised of approximately $247.8 million expected to be received in the year ending December 31, 1997, $261.6 million expected to be received in the year ending December 31, 1998, $262.0 million expected to be received in the year ending December 31, 1999, $257.7 million expected to be received in the year ending December 31, 2000 and $1,405 million expected to be received on and after January 1, 2001. The estimated useful life of each of PAS-1, PAS-2, PAS-3 and PAS-4 is 13, 14, 15 and 15 years from launch, respectively. PanAmSat signed the 1996 Letter Agreement to provide services to the Latin America JVs on 48 transponders on the PAS-5 and PAS-6 satellites at a minimum value of approximately $1.3 billion, depending upon actual useful life, of the satellites in question, their predicted performance and their in-service dates. For most of the transponders, this value reflects service fees that are equal to PanAmSat's best estimate of the cost to design, construct, launch, insure and operate the satellites and for the balance of the transponders, the value reflects service fees that are based on a fixed price. On the cost-based transponders, PanAmSat also could receive revenue sharing from the Latin America JVs and the Spain Joint Venture. The backlog for the 1996 Letter Agreement is comprised of approximately $45.9 million expected to be received in the year ending December 31, 1997, $80.4 million expected to be received in each of the years ending December 31, 1998, 1999 and 2000, and $927.0 million expected to be received on and after January 1, 2001. See "BUSINESS OF PANAMSAT--DTH Strategy." Future cash payments expected from customers may be reduced for outage or transport failure and may be further reduced for "lowest price" provisions for like transponder capacity given to similarly situated customers. The terms of PanAmSat's long-term contracts range from one year to the life of the satellite.

  During the construction period of each of its new satellites, and thereafter, PanAmSat may incur increased operating expenses, including expenditures for sales and marketing in excess of the levels previously incurred, increased engineering and technical expenses, as well as increased general and administrative expenses, which increased expenses may not be offset by additional revenues until the new satellites are successfully launched and commence service. As a result, PanAmSat's operating income and EBITDA margins were lower in 1994 than in 1993. However, in 1995 and 1996, EBITDA margin increased due to a significant growth in revenues, and operating income margin increased in 1996, and would have increased in 1995 except for the $8.3 million corporate reorganization and compensation expense related to the assumption by PanAmSat of phantom stock plans of a predecessor company and the grant of a limited partnership interest in the Partnership to the Executive Vice President of PanAmSat. PanAmSat's income from operations and EBITDA in 1995 were also adversely affected by the corporate reorganization compensation expense. Also, commencing at the in-service date of any successfully-launched satellite, all satellite construction, launch, launch insurance, capitalized interest and development costs for such satellite will be depreciated on a straight-line basis over the estimated useful life of the satellite. Further, after the in-service date of any successfully-launched satellite (or upon a launch failure), PanAmSat will be required to expense, and no longer will be able to capitalize, interest allocable to such satellite's construction, launch and development costs. Interest capitalized in future periods is dependent on the level of satellites under construction, which is expected to vary.

  PanAmSat is not a party to any material currency or interest rate hedging transactions, and substantially all of PanAmSat's long-term customer contracts and vendor obligations are denominated in U.S. dollars.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, the percentage of total revenues represented by certain revenue and expense items in PanAmSat's Statements of Operations.

                                                       YEAR ENDED DECEMBER 31,
                                                 ----------------------------------
STATEMENT OF OPERATIONS DATA:                    1996     1995     1994  1993  1992
-----------------------------                    ----     ----     ----  ----  ----
Total revenues(1)............................... 100%     100%     100%  100%  100%
Operating expenses
  Direct expenses...............................   4        5        7     7     5
  Sales and marketing...........................   6        8       11     9     6
  Engineering and technical.....................   7        9        9     8    10
  General and administrative....................  10       14       15    14    14
  Depreciation and amortization.................  25       29       26    16    17
  Compensatory programs.........................   2        7       --    --    --
  Other expenses................................   2       --       --     1     2
                                                 ---      ---      ---   ---   ---
    Total operating expenses....................  56       72       68    55    54
                                                 ---      ---      ---   ---   ---
Income from operations..........................  44%      28%      32%   45%   46%
                                                 ===      ===      ===   ===   ===
Other Operating Data:
EBITDA Margin(2)................................  69%(3)   57%(3)   58%   62%   63%
                                                 ===      ===      ===   ===   ===

--------
(1) Revenues from PAS-2 for the fiscal years ended December 31, 1994, 1995 and 1996 were $3.7 million, $29.2 million and $53.2 million, respectively. Revenues for PAS-4 for the fiscal years ended December 31, 1995 and 1996 were $21.4 million and $74.7 million, respectively.
(2) EBITDA represents earnings before net interest expense, income taxes, depreciation and amortization. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA should not be considered as a measure of profitability or liquidity as determined in accordance with generally accepted accounting principles in the statements of operations and cash flows.
(3) Includes expenses of $8.3 million in 1995 related to the assumption by PanAmSat of phantom stock plans of a predecessor company and the grant of a limited partnership interest in the Partnership to an Executive Vice President of PanAmSat in connection with the corporate reorganization of PanAmSat and, in 1996, expenses of $9.6 million related to the Reorganization Agreement and a corporate compensation plan. EBITDA Margin excluding such expenses was 64% for the year ended December 31, 1995 and 73% for the year ended December 31, 1996.

  PanAmSat provides satellite services primarily to the video distribution and business communications markets. PanAmSat also provides services to the telephony market. PanAmSat's video distribution services include the provision of satellite capacity and services for (i) television programming distribution, (ii) "backhaul" operations (i.e., the transmission of video feeds from one location to another) and (iii) ad hoc services such as the transmission of special events and live news reports from the scene of an event. PanAmSat's business communications services include (a) the provision of satellite capacity to communications carriers that provide private business networks for data, voice and corporate video communications and (b) the provision of such networks and related services by PanAmSat directly to end-users. PanAmSat's telephony services provide satellite capacity for use in domestic (non-U.S.) and international public telephone networks. PanAmSat's total revenues in each of these markets, and the revenues in these markets as a percentage of total revenues, for the periods indicated below were:

                                                    YEAR ENDED DECEMBER 31,
                              -----------------------------------------------------------------
STATEMENT OF OPERATIONS DATA      1996          1995         1994         1993         1992
----------------------------  ------------  ------------  -----------  -----------  -----------
                                                    (DOLLARS IN THOUSANDS)
Video Distribution......      $204,810  83% $ 83,876  72% $38,905  61% $32,194  63% $30,918  77%
Business communica-
 tions..................        39,905  16    30,135  26   22,369  35   17,138  34    8,093  20
Telephony...............         2,228   1     2,144   2    2,470   4    1,466   3    1,317   3
                              -------- ---  -------- ---  ------- ---  ------- ---  ------- ---
Total revenues..........      $246,943 100% $116,155 100% $63,744 100% $50,798 100% $40,328 100%
                              ======== ===  ======== ===  ======= ===  ======= ===  ======= ===

1996 COMPARED TO 1995

  Revenues. Total revenues for the year ended December 31, 1996 were $246.9 million, an increase of $130.7 million, or 112%, over 1995. The increase in total revenues was due primarily to the growth in video distribution services.

  Video distribution services revenue was $204.8 million in the year ended December 31, 1996, an increase of $120.9 million or 144% over 1995. The growth in video distribution services revenue during 1996 was due primarily to the commencement of video services on the PAS-3 satellite, and the continuing increase in space segment leasing for video services on the PAS-2 and PAS-4 satellites.

  Business communications services revenue was $39.9 million in 1996, an increase of $9.8 million, or 32% over 1995. The increase was due primarily to commencement of service for several new data network and carrier service contracts which originated during the past year.

  Telephony services revenue was $2.2 million in 1996, an increase of $0.1 million or 5% from 1995.

  Direct Expenses. Direct expenses were $10.5 million in the year ended December 31, 1996, an increase of $4.8 million, as compared to $5.7 million in 1995. Direct expenses were 4% and 5% of total revenues in the years ended December 31, 1996 and 1995, respectively.

  Sales and Marketing Expenses. Sales and marketing expenses were $14.0 million in the year ended December 31, 1996, an increase of $4.5 million, as compared to $9.5 million in 1995. Sales and marketing expenses were 6% and 8% of total revenues in the years ended December 31, 1996 and 1995, respectively. The dollar increase in sales and marketing expenses during 1996 was primarily attributable to PanAmSat's efforts in marketing capacity on the PAS Global System and the pursuit of DTH opportunities worldwide.

  Engineering and Technical Expenses. Engineering and technical expenses were $17.3 million in the year ended December 31, 1996, an increase of $6.6 million, as compared to $10.7 million in 1995. Engineering and technical expenses were 7% and 9% of total revenues in the years ended December 31, 1996 and 1995, respectively. The dollar increase in engineering and technical expenses during 1996 was due primarily to TT&C costs associated with PAS-3 and PAS-4, as well as costs associated with contracts to provide carrier monitoring services.

  General and Administrative Expenses. General and administrative expenses were $25.3 million in the year ended December 31, 1996, an increase of $9.6 million, as compared to $15.7 million in 1995. General and administrative expenses were 10% of total revenues in 1996 as compared to 14% of total revenues in 1995. The dollar increase in general and administrative expenses during 1996 was due primarily to increased costs of $6.4 million associated with in-orbit insurance on PAS-3 and PAS-4. The remaining increase of $3.2 million primarily results from additional personnel and other administrative costs associated with PanAmSat's expansion.

  Depreciation and Amortization. Depreciation and amortization was $61.3 million in the year ended December 31, 1996, an increase of $27.9 million, or 84%, as compared to $33.4 million for the year ended 1995. Depreciation and amortization was 25% of total revenues in 1996 as compared to 29% of total revenues in 1995. The dollar increase in 1996 was due primarily to depreciation expense associated with PAS-3 and PAS-4.

  Compensatory Programs. Compensatory program expense was $4.9 million in the year ended December 31, 1996 compared to $8.3 million for the year ended December 31, 1995, a decrease of $3.4 million. Compensatory program expense during 1996 represents a cash bonus paid to employees who would otherwise have qualified for the grant of stock options under the Company's Long-Term Stock Investment Plan. Compensatory program expense during 1995 is related to the assumption by the Company of phantom stock plans of a predecessor company and the grant of a limited partnership interest in the Partnership to the Executive Vice President of the Company.

  Reorganization Costs. Reorganization costs of $4.8 million for the year ended December 31, 1996 consist of legal, accounting and investment banking fees associated with the Agreement and Plan of Reorganization with Hughes announced in September 1996.

  Income From Operations. Income from operations was $108.8 million for the year ended December 31, 1996, an increase of $76.0 million, as compared to $32.8 million in 1995. Income from operations was 44% and 28% of total revenues in the years ended December 31, 1996 and 1995, respectively. The dollar increase in income from operations during 1996 was due primarily to the increase in video distribution services revenues.

  Interest. Interest income was $24.3 million for the year ended December 31, 1996 compared to $20.6 million in the prior year. The dollar increase in interest income during 1996 is a result of interest earned on proceeds from the offerings of the Preferred Stock and the Common Stock in 1995 that had not been applied to satellite systems under development. Interest expense, net of capitalized interest, increased from $19.0 million in the year ended December 31, 1995 to $24.9 million during the year ended December 31, 1996. This increase in interest expense is due to interest expense incurred on satellite incentive obligations and additional accretion of the Discount Notes.

  Income Before Income Taxes. Income before income taxes was $108.2 million for the year ended December 31, 1996, an increase of $73.8 million, as compared to $34.4 million in 1995. Income before income taxes was 44% and 30% of total revenues in the years ended December 31, 1996 and 1995, respectively. The dollar increase in income before income taxes during 1996 was due primarily to the increase in video distribution services revenues.

  Income Taxes. PanAmSat had an income tax provision of $46.4 million for the year ended December 31, 1996 compared to $16.8 million for the year ended December 31, 1995. The increase in income taxes during 1996 was due to the increase in income before income taxes.

  Net Income. Net income was $61.7 million for the year ended December 31, 1996, an increase of $44.2 million, as compared to $17.5 million in 1995. Net income was 25% and 15% of total revenues in the years ended December 31, 1996 and 1995, respectively. The dollar increase in net income during 1996 was due primarily to the increase in video distribution services revenues.

  Preferred Stock Dividend. PanAmSat had preferred stock dividends of $41.4 million for the year ended December 31, 1996, an increase of $15.4 million, as compared to $26.0 million in 1995. The preferred stock dividends are a result of the issuance of the Preferred Stock on April 21, 1995.

  Net Income (Loss) To Common Shares. Net income (loss) to common shares was $20.3 million for the year ended December 31, 1996, an increase of $28.7 million, as compared to ($8.4) million in 1995. Net income (loss) to common shares was 8% and (7%) of total revenues in the years ended December 31, 1996 and 1995, respectively. The dollar increase in net income (loss) to common shares during 1996 was due primarily to the increase in video distribution services revenues.

  EBITDA. EBITDA was $170.1 million for the year ended December 31, 1996, an increase of $103.9 million, or 157%, as compared to $66.2 million in 1995. EBITDA was 69% of total revenues in 1996 as compared to 57% of total revenues in 1995. The dollar increase in EBITDA during 1996 was due primarily to the increase in video distribution services revenues.

1995 COMPARED TO 1994

  Revenues. Total revenues for the year ended December 31, 1995 were $116.2 million, an increase of $52.5 million, or 82%, over 1994. The increase in total revenues was due primarily to the growth in video distribution services.

  Video distribution services revenue was $83.9 million in the year ended December 31, 1995, an increase of $45.0 million, or 116%, over 1994. The growth in video distribution services revenue during 1995 was due primarily to revenues from video services on PAS-2 and the commencement of revenues from video services on PAS-4.

  Business communications services revenue was $30.1 million in 1995, an increase of $7.7 million, or 34%, over 1994. The increase was due primarily to commencement of service for several new IDS network and carrier service data contracts which originated during the past year.

  Telephony services revenue was $2.1 million in 1995, a decrease of $0.4 million, or 16%, from 1994.

  Direct Expenses. Direct expenses were $5.7 million and $4.3 million in the years ended December 31, 1995 and 1994, respectively. Direct expenses were 5% and 7% of total revenues in 1995 and 1994, respectively.

  Sales and Marketing Expenses. Sales and marketing expenses were $9.5 million in the year ended December 31, 1995, an increase of $2.3 million, as compared to $7.2 million in 1994. Sales and marketing expenses were 8% and 11% of total revenues in the years ended December 31, 1995 and 1994, respectively. The dollar increase in sales and marketing expenses during 1995 was primarily attributable to PanAmSat's efforts in marketing capacity on its new satellites.

  Engineering and Technical Expenses. Engineering and technical expenses were $10.7 million in the year ended December 31, 1995, an increase of $4.9 million, as compared to $5.8 million in 1994. Engineering and technical expenses were 9% of total revenues for both 1995 and 1994. The dollar increase in engineering and technical expenses during 1995 was due primarily to increased personnel costs associated with its new teleport facilities and TT&C costs associated with PAS-2 and PAS-4.

  General and Administrative Expenses. General and administrative expenses were $15.7 million in the year ended December 31, 1995, an increase of $5.9 million, as compared to $9.8 million in 1994. General and administrative expenses were 14% of total revenues in 1995 as compared to 15% of total revenues in 1994. The dollar increase in general and administrative expenses during 1995 was due primarily to increased costs of $4.6 million associated with in-orbit insurance on PAS-2 and PAS-4. The remaining increase of $1.3 million primarily results from additional personnel and other administrative costs associated with PanAmSat's expansion.

  Depreciation and Amortization. Depreciation and amortization was $33.4 million in the year ended December 31, 1995, an increase of $17.1 million, or 105%, as compared to $16.3 million for the year ended 1994. Depreciation and amortization was 29% of total revenues in 1995 as compared to 26% of total revenues in 1994. The dollar increase in 1995 was due primarily to depreciation expense associated with PAS-2 and PAS-4, the latter being placed in service during 1995.

  Compensatory Programs. Compensation expense related to corporate reorganization of $8.3 million in 1995 related to the assumption by PanAmSat of the phantom stock plans of a predecessor company and the grant of a limited partnership interest in the Partnership to the Executive Vice President of PanAmSat.

  Income From Operations. Income from operations was $32.8 million for the year ended December 31, 1995, an increase of $12.4 million, as compared to $20.4 million in 1994. Income from operations was 28% and 32% of total revenues in the years ended December 31, 1995 and 1994, respectively. The dollar increase in income from operations during 1995 was due primarily to the increase in video distribution services revenues.

  Interest. Interest income was $20.6 million for the year ended December 31, 1995 compared to $7.2 million in the prior year. The dollar increase in interest income during 1995 is a result of interest earned on proceeds from the offerings of the Preferred Stock and the Common Stock in 1995 that had not been applied to satellite systems under development. Interest expense, net of capitalized interest, increased from $9.6 million in the year ended December 31, 1994 to $19.0 million during the year ended December 31, 1995. This increase in interest expense is due to interest expense incurred on satellite incentive obligations and additional accretion of the Discount Notes, coupled with decreased amounts of interest eligible for capitalization on construction in progress in 1995.

  Income Before Income Taxes. Income before income taxes was $34.4 million for the year ended December 31, 1995, an increase of $16.4 million, as compared to $18.0 million in 1994. Income before income taxes was 30% and 28% of total revenues in the years ended December 31, 1995 and 1994, respectively. The dollar increase in income before income taxes during 1995 was due primarily to the increase in video distribution services revenues.

  Income Taxes. PanAmSat had an income tax provision of $16.8 million for the year ended December 31, 1995 and did not have any income tax provision for the prior year. The 1995 provision is the result of the Conversion of PanAmSat from a partnership to a corporation on March 2, 1995.

  Net Income. Net income was $17.5 million for the year ended December 31, 1995, a decrease of $5 million, as compared to $18.0 million in 1994. Net income was 15% and 28% of total revenues in the years ended December 31, 1995 and 1994, respectively.

  Preferred Stock Dividend. PanAmSat had preferred stock dividends of $26.0 million for the year ended December 31, 1995 and did not have any preferred stock dividends for the prior year. The preferred stock dividends in 1995 are a result of the issuance of the PAS Preferred Stock on April 21, 1995.

  Net Income (Loss) To Common Shares. Net income (loss) to common shares was $(8.4) million for the year ended December 31, 1995, a decrease of $26.4 million, as compared to $18.0 million in 1994. Net income (loss) to common shares was (7%) and 28% of total revenues in the years ended December 31, 1995 and 1994, respectively. The dollar decrease in net income (loss) to common shares during 1995 was due primarily to the PAS Preferred Stock dividend requirement.

  Pro Forma Net Income. Pro forma net income was $18.8 million for the year ended December 31, 1995, an increase of $8.0 million, as compared to $10.8 million in 1994. Pro forma net income was 16% and 17% of total revenues in the years ended December 31, 1995 and 1994, respectively.

  Pro Forma Net Income (Loss) To Common Shares. Pro forma net income (loss) to common shares was $(7.2) million for the year ended December 31, 1995, a decrease of $18.0 million, as compared to $10.8 million in 1994. Net income
(loss) to common shares was (6%) and 17% of total revenues in the years ended December 31, 1995 and 1994, respectively. The dollar decrease in pro forma net income (loss) to common shares during 1995 was due primarily to the PAS Preferred Stock dividend requirement.

  EBITDA. EBITDA, excluding the $8.3 million corporate reorganization compensation charge, was $74.5 million for the year ended December 31, 1995, an increase of $37.8 million, or 103%, as compared to $36.7 million in 1994. EBITDA, excluding the $8.3 million corporate reorganization compensation charge, was 64% of total revenues in 1995 as compared to 58% of total revenues in 1994. The dollar increase in EBITDA was due primarily to the increase in video distribution services revenues.

LIQUIDITY AND CAPITAL RESOURCES

  Since its inception, PanAmSat and its predecessors have financed their operations through a combination of debt and equity financing, vendor financing, bank financing, equipment leases and cash flow from operations. On August 5, 1993, PanAmSat completed the sale of $175 million aggregate principal amount of the Senior Secured Notes and $460.2 million aggregate principal amount of the Discount Notes in a public offering and received net proceeds of approximately $425.5 million. The original PAS-3 satellite was destroyed during a launch failure on December 1, 1994. PanAmSat collected in 1995 the insurance proceeds in the amount of $214.0 million for the original PAS-3 satellite. On April 21, 1995, PanAmSat completed the sale of 275,000 shares of the PAS Preferred Stock in a public offering and received net proceeds of approximately $261.8 million. On September 27, 1995, the public offering of 18,920,000 shares of the PAS Ordinary Common Stock was completed. Of such shares, 14,324,324 shares of PAS Ordinary Common Stock were sold by PanAmSat and 4,595,676 shares of PAS Ordinary Common Stock were sold by certain selling stockholders. PanAmSat received net proceeds of approximately $229.1 million from its sale of shares of PAS Ordinary Common Stock, but did not receive any of the proceeds from the sale of shares by the selling stockholders.

  The total cost for the construction and launch of PAS-5 and PAS-6, including launch insurance, certain components for spare satellites, ground facilities and related development expenses, is estimated to be approximately $473.0 million. PanAmSat expects to fund $296.3 million of such costs with the net proceeds of the offering of the PAS Preferred Stock and $70.0 million of vendor financing. The balance of such costs and any additional costs due to cost overruns, delays or other unanticipated expenses is anticipated to be funded from future cash flow from operations and cash on hand.

  The total cost for the construction and launch of PAS-7 and PAS-8, including launch insurance, ground facilities and related development expenses (but excluding capitalized interest expense), is estimated to be approximately $420.0 million. PanAmSat expects to fund $224.6 million of such costs with the net proceeds to it from the offering of the PAS Ordinary Common Stock. The balance of such costs and any additional costs due to cost overruns, delays or other unanticipated expenses is expected to be funded from vendor financing and future cash flow from operations.

  PanAmSat believes that the net proceeds to it from the offerings of PAS Preferred Stock and PAS Ordinary Common Stock, vendor financing, future cash flow from operations (assuming PAS-5 and PAS-6 are successfully launched and commence service on the schedule currently contemplated) and cash on hand will be sufficient to fund PanAmSat's operations, its remaining costs for the construction and launch of PAS-5 and PAS-6, its anticipated minimum contractual commitments for the construction and launch of PAS-7 and PAS-8, as well as to pursue international opportunities for DTH services which may be identified by PanAmSat in the future. Any additional costs due to cost overruns, delays or other unanticipated expenses are expected to be funded from additional vendor financing and future cash flow from operations. There can be no assurance, however, that PanAmSat's assumptions with respect to the construction and launch costs for PAS-5, PAS-6, PAS-7 or PAS-8 will be correct, that under the terms of PanAmSat's then-outstanding indebtedness and preferred stock it will be permitted to incur all of the vendor financing available to it, or that additional vendor financing and PanAmSat's future cash flow from operations will be sufficient to cover any shortfall in funding for PAS-5, PAS-6, PAS-7 and PAS-8, or any such additional costs, or to pursue international opportunities for DTH services. The ability of PanAmSat to incur any additional debt financing will be subject to the terms of PanAmSat's outstanding indebtedness and preferred stock. There can be no assurance that PanAmSat will be successful in obtaining such additional financing in the amounts or on terms acceptable to PanAmSat. The failure to obtain such financing could have a material adverse effect on PanAmSat's operations and its ability to accomplish its business plan. See "RISK FACTORS--Substantial Leverage and Additional Capital Requirements." For a discussion of the liquidity and capital requirements of PanAmSat as a portion of the business of New PanAmSat following the Closing, see "BUSINESS OF NEW PANAMSAT--Liquidity and Capital Resources."

  Cash flows provided by operating activities increased to $177.7 million in the year ended December 31, 1996, from $95.0 million in the year ended December 31, 1995, an increase from $26.1 million in the year ended

December 31, 1994. The increase in cash flows in 1996 was due primarily to the significant growth in revenues and noncash charges. The increase in cash flows in 1995 was due primarily to increases in prepaid service revenue related to service contracts for PAS-4 and PAS-2 and noncash charges.

  Net cash used in investing activities decreased to $186.2 million in the year ended December 31, 1996, from $594.3 million in the year ended December 31, 1995, an increase from $63.1 million in the year ended December 31, 1994. The 1996 decrease primarily reflects $280.9 million of expenditures for satellite systems under development partially funded by $117.2 million of proceeds from maturity of marketable securities. This compares to $333.1 million in expenditures for satellite systems under development and $488.8 million of purchases of marketable securities during 1995 partially funded with $191.1 million of insurance proceeds collected on the launch failure of the original PAS-3 satellite. The 1995 increase primarily reflects the insurance proceeds received in the amount of $191.1 million (net of payments made directly to the satellite vendor) and the net proceeds of the offering of PAS Preferred Stock and PAS Ordinary Common Stock used to fund $333.1 million in expenditures for the new satellite system under development and $488.8 million in expenditures used to purchase marketable securities. This compares to $300.2 million in expenditures for the satellite system under development during 1994 partially funded with $247.8 million from maturity of marketable securities. Expenditures on other property and equipment, primarily at PanAmSat's teleports in Homestead, Florida, Ellenwood, Georgia and Napa, California were $22.3 million, $13.5 million and $10.5 million in 1996, 1995, and 1994, respectively.

  Net cash used in financing activities decreased to $3.6 million in the year ended December 31, 1996, from $490.1 million provided by financing activities in the year ended December 31, 1995, an increase from $48.5 million provided by financing activities in the year ended December 31, 1994. The 1996 decrease reflects $3.7 million in repayments of long-term debt for the year ended December 31, 1996 compared to $2.1 million of repayments of long-term debt during 1995 funded by $263.4 million of net proceeds collected on the offering of PAS Preferred Stock and $228.8 million of net proceeds collected on the issuance of PAS Ordinary Common Stock. The remaining net proceeds were used to purchase marketable securities. The 1995 increase was primarily attributable to the issuance of 275,000 shares of Preferred Stock by PanAmSat in April 1995 yielding net proceeds of $263.4 million (excluding related costs incurred in the prior year) and the issuance of 14,324,324 shares of PAS Ordinary Common Stock yielding net proceeds of $228.8 million.

              SELECTED HISTORICAL FINANCIAL INFORMATION OF GALAXY

  The following selected financial information of Galaxy as of December 31, 1996, 1995 and 1994 and for each of the four years in the period ended December 31, 1996 have been derived from the financial statements of Galaxy audited by Deloitte & Touche LLP, independent auditors. The selected financial information set forth below as of December 31, 1993 and 1992 and for the period ended December 31, 1992 have been derived from unaudited financial statements of Galaxy which, in the opinion of management, include all adjustments necessary for a fair and consistent presentation of such information. This selected financial information should be read in conjunction with the Galaxy Financial Statements and "GALAXY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" appearing elsewhere in this Proxy Statement/Prospectus.

                                         YEAR ENDED DECEMBER 31,
                         --------------------------------------------------
                           1996       1995       1994      1993      1992
                         ---------  ---------  --------  --------  --------
                                         (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME
 DATA:
Total revenues..........   482,770   $386,126  $328,243  $220,247  $371,642
                         ---------  ---------  --------  --------  --------
Costs and expenses
 Cost of outright sales
  and sales-type
  leases................    52,969     49,616    45,747    34,530   117,230
 Leaseback expense, net
  of deferred gain......    59,927     36,597    36,617    36,576    18,524
 Depreciation and amor-
  tization..............    58,523     76,522    54,126    52,025    59,403
 Direct operating
  costs.................    34,794     29,931    33,627    35,034    58,826
 Selling, general &
  administrative........    34,119     30,146    51,595    19,278    22,289
                         ---------  ---------  --------  --------  --------
Operating income........   242,438    163,314   106,531    42,804    95,370
 Interest expense,
  net(1)................    (4,903)    (5,828)   (6,826)   (5,848)   (3,525)
 Other income...........     2,184      7,892     3,885    44,876     2,818
                         ---------  ---------  --------  --------  --------
Income before taxes.....   239,719    165,378   103,590    81,832    94,663
Income tax expense......    89,895     62,017    38,846    30,687    35,499
                         ---------  ---------  --------  --------  --------
Net income.............. $ 149,824   $103,361   $64,744   $51,145   $59,164
                         =========  =========  ========  ========  ========
OTHER FINANCIAL DATA:
EBITDA(2)............... $ 303,145   $247,728  $164,542  $139,705  $157,591
EBITDA margin...........        63%        64%       50%       63%       42%
Capital expenditures....   308,735    280,543   114,660   111,104   290,481
Total assets............ 1,275,516  1,137,978   868,408   850,640   872,948

--------
(1) Net of capitalized interest of $14.6 million, $10.1 million, $5.1 million, $1.6 million and $9.7 million for the years ended December 31, 1996, 1995, 1994, 1993 and 1992, respectively.
(2) Represents earnings before net interest expense, income tax expense, depreciation and amortization. EBITDA is commonly used in the communications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA should not be considered as a measure of profitability or liquidity as determined in accordance with generally accepted accounting principles in the statements of income and cash flows.

           GALAXY MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

  The following discussion and analysis of the financial condition and results of operations of Galaxy should be read in conjunction with the financial data and the Galaxy Financial Statements appearing elsewhere in this Proxy Statement/Prospectus.

OVERVIEW

  Galaxy's business consists primarily of providing satellite transponder capacity for video, audio and data communications applications to cable television programmers, broadcast television programmers, DTH service providers and business communications customers. At December 31, 1996, Galaxy operated a fleet of ten commercial geostationary fixed service satellites, nine of which primarily serve the United States and one of which serves both the United States and Latin America. Galaxy also provides satellite TT&C services for its own satellite fleet as well as for other satellite capacity providers.

  Galaxy's revenues are composed of revenues from video distribution (primarily cable television, broadcast television and DTH services distribution), revenues from business communications and revenues from satellite services and other (primarily TT&C, occasional-use satellite capacity, backup satellite capacity and capacity on two additional satellites). The table below summarizes the composition of revenues for each of the periods indicated:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        1996    1995     1994
                                                       ------- -------  -------
                                                        (DOLLARS IN MILLIONS)
   Video Distribution................................. $ 314.4 $ 235.9  $ 166.8
   Business Communications............................   126.4    98.4    107.0
   Satellite Services and Other.......................    42.0    51.8     54.4
                                                       ------- -------  -------
   Total Revenues..................................... $ 482.8 $ 386.1  $ 328.2
                                                       ======= =======  =======

TRANSPONDERS IN SERVICE AND AVAILABLE

  At December 31, 1996, Galaxy had a total of 283 commercial transponders in service, an increase of 72 transponders over the total number in service at
December 31, 1995. This increase was attributable to Galaxy III-R and Galaxy
IX being placed in service during 1996. At December 31, 1996, 96% of Galaxy's
283 commercial transponders had been sold or committed. For purposes of the discussion herein, the term "transponders in service" refers to the number of operational transponders with which satellites in orbit are physically equipped, excluding spares but including reserve transponders, whereas the term "available transponders" refers to the number of transponders in service that have not been sold outright or committed under a sales-type lease or an operating lease of at least one year in duration from the date of such determination. While the discussion herein describes customer contracts only in terms of whole transponders, Ku-band customers may enter into time-share arrangements for the utilization of partial transponder capacity. The following table presents the number of commercial transponders in Galaxy's fleet placed in service and removed from service for each of the periods indicated:
                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        1996    1995     1994
                                                       ------- -------  -------
   Beginning Transponders in Service..................     211     235      259
   Plus: Satellites placed in Service.................      72               24
   Less: Satellites removed from Service..............             (24)     (48)
                                                       ------- -------  -------
   Ending Transponders in Service.....................     283     211      235
                                                       ======= =======  =======

  The table below reconciles the number of transponders in service to the number of available transponders at the end of each of the periods indicated:

                                                        AT DECEMBER 31,
                                                 ----------------------------
                                                  1996       1995      1994
                                                 --------   --------  -------
   Transponders in Service......................      283        211      235
   Less: Transponders Sold Outright                   (51)       (50)     (71)
     Transponders under Sales-Type Leases.......      (41)       (35)     (21)
     Transponders under Operating Leases........     (180)*     (108)     (88)
                                                 --------   --------  -------
   Available Transponders.......................       11         18       55
                                                 ========   ========  =======
   % of Transponders Committed..................       96%        91%      77%
--------
* Includes 24 transponders committed under a month-to-month operating lease arrangement with a related party. See "--Backlog."

SATELLITE CAPACITY CONTRACTS

  Galaxy's satellite capacity is priced on a contract rather than a tariff basis. Galaxy is not a common carrier and consequently is not required to provide service to all customers on uniform terms and is not subject to any rate of return limitations or financial regulation. Galaxy contracts with customers for the use of a specific amount of transponder capacity, typically on a particular satellite, under contracts structured as: (i) outright sales,
(ii) sales-type leases or (iii) operating leases. The table below summarizes the number of transponders sold outright under contracts or committed under leases for satellites placed into service during each of the periods indicated:

                                                    YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                  1996       1995      1994
                                                 --------   --------  -------
   Transponders Sold Outright...................        1          3       13
   Transponders Committed under Sales-Type
    Leases......................................        6         14       13
   Transponders Committed under Operating
    Leases......................................       72         22       50
                                                 --------   --------  -------
   Total Transponders Sold Outright and
    Committed Under Leases......................       79         39       76
                                                 ========   ========  =======

  Galaxy's method of accounting for each type of contract is as follows:

  Outright Transponder Sale. Pursuant to a transponder sale contract, a customer may purchase outright all rights and title to a transponder. At December 31, 1996, Galaxy had sold outright 51 of the 283 commercial transponders then in service. In connection with an outright sale, Galaxy recognizes the sale proceeds as revenue and records as cost of sales the cost basis of the transponder sold. In circumstances where transponders sold outright are aboard a satellite that has not yet been placed into service, the sale is recognized for accounting purposes using the percentage-of-completion method based on costs incurred. Contracts for the outright sale of a transponder include a TT&C service agreement with Galaxy. The periodic payments under these service agreements are recognized as revenue when earned and are included in Satellite Services and Other revenues.

  Sales-Type Lease. Sales-type leases result when a customer enters into a lease contract which, by virtue of its terms at the inception of the lease, is accounted for by Galaxy as a sale. At December 31, 1996, Galaxy had entered into sales-type leases with respect to 41 of its 283 commercial transponders then in service. Sales-type leases are not terminable or preemptible (except for certain unlikely specified events) and have a term equal to at least 75% of the estimated remaining useful life of the satellite. At the time that a customer enters into a sales-type lease, Galaxy recognizes the net present value of the future minimum lease payments as revenue from sales-type leases with a corresponding increase to net investment in sales-type leases. The cost basis of the transponder is charged to cost of sales in a manner similar to an outright sale. During the term of the lease, Galaxy recognizes, in each respective period, that portion of the periodic lease payment deemed to be attributable to interest income as revenues from sales-type leases. The balance of the periodic payments is deemed to be payment of principal and is recognized as a reduction of net investment in sales-type leases. In circumstances where transponders sold pursuant to a sales-type lease are aboard a satellite that has not yet been placed into service, the sale is recognized for accounting purposes using the percentage-of-completion method based on costs incurred. On occasion, in response to customer credit issues which may arise or be identified subsequent to entering into a sales-type lease, Galaxy will establish specific allowances for doubtful accounts. The provision for doubtful accounts is included in Selling, General and Administrative Expenses. The allowances are related to specific customers, based upon the individual circumstances of each customer at that time, and may be wholly or partially reversed when the specific circumstances subsequently improve. The table below summarizes the net investment in sales-type lease activity for each of the periods indicated:

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1996     1995     1994
                                                    -------  -------  -------
                                                     (DOLLARS IN MILLIONS)
   Beginning Net Investment in Sales-Type Leases...   283.5  $ 189.9  $ 140.6
   Plus: Additional Sales-Type Leases..............    90.2    106.5     83.5
   Less: Principal Component of Periodic Lease
    Payments.......................................   (31.2)   (19.6)   (10.6)
   (Increase) Decrease in Allowance for Doubtful
    Accounts.......................................    (1.3)     6.7    (23.6)
                                                    -------  -------  -------
   Ending Net Investment in Sales-Type Leases...... $ 341.2  $ 283.5  $ 189.9
                                                    =======  =======  =======

  In conjunction with each sales-type lease agreement, Galaxy also enters into a TT&C service agreement. The periodic payments under these service agreements are recognized as revenue when earned and are included in Satellite Services and Other revenues.

  Operating Lease. For transponders contracted under operating leases, periodic lease payments are recognized as revenues from operating leases on a straight-line basis over the term of the lease. At December 31, 1996, Galaxy had entered into operating leases with respect to 180 of the 283 commercial transponders then in service. Galaxy enters into operating leases of transponder capacity on both a preemptible and non-preemptible basis. In particular, Galaxy employs Galaxy VI to provide in-orbit backup for C-band transponder capacity. Galaxy also maintains reserve Ku-band transponders aboard certain other Galaxy satellites to provide customers with backup capacity in the event of a Ku-band transponder failure, to the extent that no on-board spare transponder is available. Galaxy offers customers priority access to backup transponder capacity for a monthly fee. Backup service revenue is included in Satellite Services and Other revenues. Subject to a transponder failure or other situation that would require Galaxy to switch customers to such backup capacity, that capacity is offered to other customers on a preemptible basis at reduced rates. Preemptible service contracts are accounted for as operating leases.

BACKLOG

  "Backlog" represents the future cash payments which Galaxy's management believes are likely to be received by Galaxy from operating and sales-type leases, TT&C and satellite services contracts. Backlog for satellite services includes cash payments received pursuant to agreements or arrangements ranging from one year to the life of the satellite. As Galaxy has expanded its satellite fleet, backlog has increased substantially. Representative of the high demand for transponder capacity, the transponder capacity on the most recent Galaxy satellites has been completely sold out prior to the launch of such satellites.

  At December 31, 1996, Galaxy's backlog of future cash payments totaled approximately $3,399 million, of which approximately $359.2 million (representing the net present value of future cash payments from sales-type leases) had previously been recognized by Galaxy as revenue. Galaxy's backlog at December 31, 1996 included (i) approximately $900.0 million of future cash payments under an operating lease agreement with a related party

(with respect to the lease of all transponder capacity on Galaxy VIII-i) that Galaxy's management believes will be executed by April 30, 1997, (ii) approximately $132.3 million of cash payments for (a) such related party's continued use of transponder capacity on Galaxy III-R through the date on which such related party's lease of Galaxy VIII-i begins and (b) the provision to such related party of in-orbit back-up capacity on Galaxy III-R during the term of the VIII-i lease, and (iii) approximately $240.0 million of cash payments under anticipated follow-on leases by existing customers on SBS-5 and SBS-6 of transponder capacity on Galaxy X and Galaxy XI, which satellites will be located at the same orbital locations presently occupied by SBS-5 and SBS-
6. Galaxy's backlog at December 31, 1996 included an aggregate of approximately $1,080 million of cash payments under agreements or arrangements with entities affiliated with Galaxy (including the related-party arrangements described in the preceding sentence). Galaxy's backlog of future cash payments at December 31, 1996 was comprised of approximately $345.7 million expected to be received in the year ending December 31, 1997, $404.7 million expected to be received in the year ending December 31, 1998, $355.1 million expected to be received in the year ending December 31, 1999, $346.4 million expected to be received in the year ending December 31, 2000 and $1,946.8 million expected to be received on and after January 1, 2001. At December 31, 1995, Galaxy's backlog totaled approximately $3,152.1 million, which amount was comprised of similar types of future payments as described in the second preceding sentence. The net increase of approximately $246.9 million in backlog from December 31, 1995 to the same date in 1996 was due primarily to Galaxy's obtaining additional customer commitments for Galaxy X, which is scheduled for launch in 1998.

RESULTS OF OPERATIONS

1996 COMPARED TO 1995

  Revenues. Revenues increased $96.7 million, or 25.0%, to $482.8 million in 1996 from $386.1 million in 1995. Cable, broadcast and DTH distribution revenues increased $78.5 million, or 33.3%, to $314.4 million in 1996 from $235.9 million in 1995, principally as a result of additional transponder capacity with the successful launch of Galaxy III-R and Galaxy IX. Business communications revenues increased $28.0 million, or 28.5%, to $126.4 million in 1996 from $98.4 million in 1995. The increase was primarily due to an increase in the full and occasional use of SBS 6, Galaxy IV and Galaxy VII Ku-band transponders. Satellite Services and Other revenues decreased $9.8 million, or 18.9%, to $42.0 million in 1996 from $51.8 million in 1995 principally due to a decrease in ground service sales.

  The revenue increase can also be analyzed based on the type of agreement. Revenues from sales and sales-type leases decreased slightly to $131.2 million in 1996 from $133.4 million in 1995. The slight decrease was attributable to a lower volume in 1996 relative to 1995 of outright sales and sales-type leases of transponders previously placed in service, offset by higher interest income on sales-type leases and sales of transponders on Galaxy X recognized using the percentage-of-completion method. The lower volume of outright sales and sales-type leases in 1996 primarily reflects a decrease in available in-orbit C-band transponder capacity, which is typically purchased outright or via sales-type leases by cable video providers. Available in-orbit C-band transponder capacity is not expected to increase in the near term, accordingly outright sales and sales-type lease activity is expected to remain at levels similar to 1996. Revenues from operating leases of transponders increased $92.5 million, or 50.1%, to $277.1 million in 1996 from $184.6 million in 1995, due primarily to additional transponder capacity placed in service with the successful launch of Galaxy III-R and Galaxy IX in 1996, including revenues received from a related party for certain Galaxy III-R transponder leases. Related party revenues from Galaxy III-R transponder operating leases are expected to remain constant in the near term, then subsequently increase with the transfer of service to Galaxy VIII-i as noted above under "Backlog." This transponder operating lease activity represents the only currently expected material prospective interaction between Galaxy and the other business activities retained by HCI.

  Cost of Outright Sales and Sales-Type Leases of Transponders. Cost of outright sales and sales-type leases of transponders increased $3.4 million, or 6.9%, to $53.0 million in 1996 from $49.6 million in 1995, reflecting relatively constant margins on transponder sales and sales-type leases.

  Direct Operating Costs. Direct operating costs increased $4.9 million, or 16.4%, to $34.8 million for the year ended December 31, 1996 from $29.9 million for the year ended December 31, 1995 principally due to an increase in TT&C costs related to Galaxy III-R and Galaxy IX which were launched in 1996.

  Selling, General, Administrative Expenses. Selling, general and administrative expenses increased slightly to $34.1 million for the year ended December 31, 1996 from $30.1 million for the year ended December 31, 1995 principally due to an increase in the provision for doubtful accounts.

  Leaseback Expenses, Net of Deferred Gain. Leaseback expenses, net of deferred gain, increased $23.3 million, or 63.7%, to $59.9 million for the year ended December 31, 1996 from $36.6 million for the year ended December 31, 1995. This increase in leaseback expense, net of deferred gain, was due to the sale-leaseback of Galaxy III-R in 1996.

  Depreciation and Amortization. Depreciation decreased $18.0 million, or 23.5%, to $58.5 million for the year ended December 31, 1996, from $76.5 million for the year ended December 31, 1995, due primarily to accelerated depreciation in 1995 attributable to a reduction in the expected useful lifetime of one noncommercial satellite resulting from a customer's decision not to exercise a lease renewal option, partially offset by additional depreciation associated with the launch and placement in service of Galaxy III-R. For each of the periods noted, the amortization of goodwill was $3.3 million.

  Other Income. Other income decreased $5.7 million to $2.2 million for the year ended December 31, 1996 from $7.9 million for the year ended December 31, 1995, primarily due to non-recurring revenue earned in 1995 for providing services to General Motors.

  Income Tax Expense. The effective tax rate for each of the two years ended December 31, 1996 and 1995, respectively, was 37.5%, reflecting the U.S. federal, state and local income taxes reduced for foreign sales corporation benefits.

1995 COMPARED TO 1994

  Revenues. Revenues increased $57.9 million, or 17.6%, to $386.1 million in 1995 from $328.2 million in 1994. Video distribution revenues increased $69.1 million, or 41.4%, to $235.9 million in 1995 from $166.8 million in 1994, principally due to the higher demand for Ku-band transponders. Business communications revenues decreased $8.6 million, or 8.0%, to $98.4 million in 1995 from $107.0 million in 1994, principally as a result of a reduction in full and occasional use of SBS 6, Galaxy IV and Galaxy VII Ku-band transponders. Satellite Services and Other revenues decreased $2.6 million, or 4.8%, to $51.8 million in 1995 from $54.4 million in 1994 due to a decrease in foreign ground service sales.

  Sales and sales-type lease revenues increased $10.5 million, or 7.5%, to $149.7 million from $139.2 million in 1994. The increase reflects higher volume of sales and sales-type leases of transponders previously placed in service and higher amounts of interest income on sales-type leases, which more than offset sales recognized in 1994 on Galaxy I-R using the percentage-of-completion method. Revenues from operating leases increased $50.0 million, or 37.1%, to $184.6 million in 1995 from $134.6 million in 1994. This increase resulted principally from growth in the Ku-band market.

  Cost of Sales and Sales-Type Leases. Cost of sales and sales-type leases increased to $49.6 million in 1995 from $45.7 million in 1994, reflecting stable operating margins on transponder sales and sales-type leases.

  Direct Operating Costs. Direct operating costs decreased $3.7 million, or 11.0%, to $29.9 million from $33.6 million for the years ended December 31, 1995 and 1994, respectively.

  Selling, General and Administrative Expenses. In 1995, selling, general and administrative expenses decreased $21.5 million, or 41.7%, to $30.1 million from $51.6 million in 1994, primarily due to a provision for doubtful accounts established in 1994 related to specific customers committed under sales-type lease arrangements.

  Leaseback Expenses, Net of Deferred Gain. Leaseback expenses, net of deferred gain, remained relatively constant for each of the years ended December 31, 1995 and 1994.

  Depreciation and Amortization. Depreciation increased $22.4 million, or 41.4%, to $76.5 million for the year ended December 31, 1995 from $54.1 million for the year ended December 31, 1994, due primarily to a reduction in the expected useful lifetime of one noncommercial satellite resulting from a customer's decision not to exercise a lease renewal option. For each of the periods noted, the amortization of intangible assets was $3.3 million.

  Other Income. Other income increased $4.0 million to $7.9 million for the year ended December 31, 1995 from $3.9 million for the year ended December 31, 1994, primarily due to non-recurring revenue earned in 1995 for providing services to General Motors.

  Income Tax Expense. The effective tax rate for each of the years ended December 31, 1995 and 1994 was 37.5%, reflecting the U.S. federal, state and local income taxes reduced for foreign sales corporation benefits.

LIQUIDITY AND CAPITAL RESOURCES

  Galaxy participates in the cash management system utilized by HE and its subsidiaries, which collects all cash receipts and disburses all cash payments on behalf of Galaxy. The net cash supplied or required by Galaxy is treated as net distributions to or contributions from HE and is included in the net investment of HE reflected as "Parent Company's Net Investment" on Galaxy's Balance Sheet. Since its inception, Galaxy has financed its operations through a combination of cash flow from operations, proceeds from the sale and leaseback of satellite transponders and investment by HE. The significant cash outlays of Galaxy are primarily capital expenditures related to the construction and launch of satellites.

  Galaxy's cash receipts from operations primarily derive from contracts with customers for a specific amount of transponder capacity structured as: (i) outright sales, (ii) sales-type leases or (iii) operating leases. The following tables reconcile Galaxy's revenues to its total cash receipts from customers by type of contract:

                                                    YEAR ENDED DECEMBER 31,
                                                    -------------------------
                                                     1996     1995     1994
                                                    -------  -------  -------
                                                     (DOLLARS IN MILLIONS)
Total Revenues..................................... $ 482.8  $ 386.1  $ 328.2
Increase in Net Investment in Sales-Type Leases*...   (57.2)   (86.9)   (72.9)
(Increase)/Decrease in Other Contract Related
 Receivables.......................................    (5.7)    (6.1)    17.1
                                                    -------  -------  -------
  Total Cash Receipts From Customers............... $ 419.9  $ 293.1  $ 272.4
                                                    =======  =======  =======
Cash Receipts from Customers:
Outright Transponder Sales......................... $  21.1  $  16.5  $  48.5
Sales-Type Leases..................................    74.0     46.5     24.9
Operating Leases...................................   274.2    178.3    144.6
Satellite Services and Other.......................    50.6     51.8     54.4
                                                    -------  -------  -------
  Total............................................ $ 419.9  $ 293.1  $ 272.4
                                                    =======  =======  =======

--------
* Excludes the provision for doubtful accounts, for which a non-cash charge is included in selling, general and administrative expenses.

  Cash Receipts From Customers. Cash receipts from customers increased $126.8 million, or 43.3%, to $419.9 million for the year ended December 31, 1996 from $293.1 million for the year ended December 31, 1995. The increase was primarily attributable to 72 new transponders placed in service and committed in 1996, plus the outright sale or commitment under sales-type and operating leases of seven previously available transponders.

  Cash receipts from customers increased $20.7 million, or 7.6%, to $293.1 million for the year ended December 31, 1995, from $272.4 million for the year ended December 31, 1994. The increase was primarily attributable to the outright sale or commitment under sales-type and operating leases in 1995 of 37 previously available transponders. This increase of 37 transponders was offset by the retirement of 24 previously sold transponders for a net addition of 13 sold and committed transponders.

  Net Cash Provided by Operating Activities. Net cash provided by operating activities was $165.9 million, $93.8 million and $115.6 million for the years ended December 31, 1996, 1995, and 1994, respectively.

  Cash flows from operations increased $72.1 million, or 76.9%, to $165.9 million for the year ended December 31, 1996 from $93.8 million for the year ended December 31, 1995. The increase was primarily attributable to increased cash receipts from customers on additional transponders committed under sales-type and operating leases in 1996. Cash flows from operations decreased $21.8 million, or 18.9%, to $93.8 million for the year ended December 31, 1995, from $115.6 million for the year ended December 31, 1994. The decrease was primarily attributable to higher cash collections in early 1994 due to the completion and placement in service of Galaxy I-R and an increase in 1995 tax payments caused by reductions in temporary differences associated with depreciation on satellites, which more than offset increases in cash receipts from customers attributable to newly sold or committed transponders under sales-type and operating leases in 1995.

  Net Contributions from (Distributions to) Parent Company. Net contributions from (distributions to) HE ("Parent Company") were ($109.1) million, $186.7 million and ($1.1) million for the years ended December 31, 1996, 1995 and 1994, respectively.

  Net cash flows to Parent Company increased $295.8 million, to a net distribution of $109.1 million for the year ended December 31, 1996 from a net contribution of $186.7 million for the year ended December 31, 1995 primarily as a result of proceeds from the sale and leaseback of Galaxy III-R and increased cash collections from customers, which more than offset a slight increase in capital expenditures. Net cash flows from Parent Company increased $187.8 million, to a net contribution of $186.7 million for the year ended December 31, 1995, from a net distribution of $1.1 million for the year ended December 31, 1994. The increase was primarily attributable to a substantial increase in capital expenditures for new satellites and a decline in operating cash flows.

  Capital Expenditures. Capital expenditures include all additions to satellites and other property and equipment, but are primarily attributable to satellite costs. Satellite costs include satellite construction costs, launch costs, launch insurance and capitalized interest. For the years ended December 31, 1996, 1995 and 1994, capital expenditures were $308.7 million, $280.5 million and $114.7 million, respectively. In 1996, Galaxy's capital expenditures primarily related to the construction and launch of Galaxy IX in May 1996 and additional costs incurred in connection with the design and/or construction of Galaxy VIII-i, Galaxy X and Galaxy XI. In 1995, capital expenditures primarily related to the construction and launch of Galaxy III-R in December 1995 and additional costs incurred in connection with the construction of Galaxy VIII-i, Galaxy IX, Galaxy X and Galaxy XI. In 1994, capital expenditures primarily related to the construction and launch of Galaxy I-R in February 1994 and additional costs for Galaxy III-R, Galaxy VIII-i and Galaxy IX. Galaxy currently has six satellites in various stages of development for which Galaxy has budgeted future capital expenditures. Such satellites include Galaxy VIII-i, Galaxy X, Galaxy XI, Galaxy XII, Galaxy XIII-i and Galaxy XIV-i. The expected total cost of constructing, launching and insuring each such satellite ranges from approximately $203 million to approximately $276 million, with the aggregate cost of constructing, launching and insuring all such satellites expected to be approximately $1,485 million. Of this aggregate amount, Galaxy had expended approximately $383 million through December 31, 1996, and expects to fund the remainder through the end of the year 2000. In addition, Galaxy expects to exercise its Early Buy Out Options with respect to the leases of transponders on SBS-6 in 1998 for approximately $152 million, the lease of transponders on Galaxy III-R in 1999 for approximately $170 million and the leases of transponders on Galaxy VII in 1999 for approximately $196 million. Historically, Galaxy has funded capital expenditures with cash flow from operations of Galaxy's business, proceeds from the sale and leaseback of satellite transponders and investment by HE. The Reorganization Agreement requires that, during the period from July 1, 1996 through the Closing Date, cash flows from Galaxy's business and additional investments by HE be used to fund additional capital expenditures of approximately $575 million for satellites under construction. At December 31, 1996, approximately $156 million of this funding requirement had been satisfied. The remaining $419 million of such funding requirement will be satisfied prior to the Closing Date by (i) HE using Galaxy cash flows and additional investments by HE to pay approximately $359 million under contracts for the procurement of long-lead items and/or construction of Galaxy XI, Galaxy XII, Galaxy XIII-i and Galaxy XIV-i, which agreements Galaxy expects to enter into prior to the Closing Date, and (ii) HE contributing $60 million in cash to New PanAmSat which funds will be used to pay certain closing costs in connection with consummating the Reorganization and to pay operating expenses of New PanAmSat after the Closing Date. Following the Closing Date, Galaxy anticipates that New PanAmSat will fund the remaining $1,261 million of capital expenditures required to construct all Galaxy satellites currently under development and fund New PanAmSat's exercise of the Early Buy Out Options solely from New PanAmSat's cash on hand and cash flows from the consolidated operations of New PanAmSat and PanAmSat. See "BUSINESS OF NEW PANAMSAT--Liquidity and Capital Resources." HE will have no continuing obligation to fund any additional capital expenditures related to Galaxy's or New PanAmSat's business other than as described above.

  Sales and Leaseback Transactions. Galaxy has sold and leased back transponders on three separate satellites. In 1991, Galaxy sold all 19 transponders on SBS-6 for $204.7 million and leased the transponders back for a lease term of 11.2 years. In 1992, Galaxy sold 30 transponders on Galaxy VII for $314.8 million and leased the transponders back for a lease term of 11 years. In 1996, Galaxy sold 24 transponders on Galaxy III-R for $252.0 million and leased the transponders back for a lease term of 6.9 years. In connection with each sale and leaseback transaction, Galaxy recognized a deferred gain in an amount equal to the difference between the sale proceeds and its cost basis in the transponders sold, which deferred gain is being amortized on a straight-line basis over the term of the lease. Periodic lease payments by Galaxy in connection with the leaseback of transponders are recognized as an expense on a straight-line basis over the term of the applicable lease, net of the amortization of the corresponding deferred gain. Lease payments related to the sale and leaseback of transponders were $62.4 million, $59.9 million and $62.1 million for the years ended December 31, 1996, 1995 and 1994, respectively. Under each sale leaseback agreement, Galaxy has the option to buy back the transponders either at the end of the lease term for fair market value or at an earlier date and price as stipulated in each respective agreement. The early buyout terms are SBS-6 in 1998 for $151.7 million, Galaxy III-R in 1999 for $170.3 million and Galaxy VII in 1999 for $195.9 million, each of which Galaxy may or may not choose to exercise.

ACCOUNTING CHANGE

  Effective January 1, 1996, Galaxy adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This statement established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. Adoption of this statement did not have a material effect on Galaxy's operating results or financial position.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

  The Unaudited Pro Forma Combined Financial Statements of New PanAmSat as of and for the year ended December 31, 1996 have been derived from the PanAmSat Financial Statements and the Galaxy Financial Statements, combined to give effect to the Merger, the Univisa Contribution (including the Share Repurchase) and the Asset Contribution, as if such transactions had occurred at January 1, 1996 for purposes of the Unaudited Pro Forma Combined Statement of Income and on December 31, 1996 for purposes of the Unaudited Pro Forma Combined Balance Sheet, applying the purchase method of accounting with Galaxy as the acquirer of PanAmSat. The unaudited pro forma adjustments are based upon information set forth in this Proxy Statement/Prospectus and certain assumptions described below and in the notes to the Unaudited Pro Forma Combined Financial Statements.

  Upon consummation of the Merger, each outstanding share of PAS Ordinary Common Stock and PAS Class A Common Stock will be converted into the right to receive, at the election of each holder, either (i) $15 in cash plus one half ( 1/2) share of New PAS Common Stock, (ii) one share of New PAS Common Stock (subject to proration, as applicable, described below) or (iii) $30 in cash (subject to proration, as applicable, described below). In connection with the Univisa Contribution, S Company will receive for each share of PAS Class B Common Stock indirectly held by Univisa, at S Company's election, consideration that is equal in amount and form (subject to proration, as applicable, described below) to the consideration payable on account of each share of PAS Class A Common Stock and PAS Ordinary Common Stock in the Merger. The exact amount of cash and/or shares of New PAS Common Stock to be received by holders of PAS Ordinary Common Stock and PAS Class A Common Stock and S Company is dependent on, among other things, (a) the stated preferences of such direct and indirect holders of PAS Common Stock on the Election Forms,
(b) the proration procedures to be applied if the Requested Cash Amount exceeds the Maximum Cash Amount, and (c) if the Requested Cash Amount is less than the Cash Cap, whether New PanAmSat, in its sole discretion, limits the Requested Stock Amount. The Unaudited Pro Forma Combined Financial Statements assume that all holders of PAS Ordinary Common Stock and PAS Class A Common Stock receive on account of their shares, and S Company receives, per share of PAS Class B Common Stock indirectly owned by S Company, the Standard Consideration of $15 in cash and one half ( 1/2) share of New PAS Common Stock. See "THE REORGANIZATION AGREEMENT--Terms of the Reorganization" and "THE UNIVISA CONTRIBUTION AGREEMENT--The Univisa Contribution." The Unaudited Pro Forma Combined Financial Statements also assume that there will be 149,122,807 shares of New PAS Common Stock outstanding upon consummation of the Reorganization, which is based on the same assumption regarding payment of the Standard Consideration and that New PanAmSat will not make an additional offering of its stock prior to Closing.

  The Unaudited Pro Forma Combined Statements of Income do not give effect to
(i) any cost savings that may be realized as a result of the combination of the two companies or (ii) nonrecurring costs that may be incurred after the Reorganization is consummated, consisting primarily of expenses related to relocating employees and modifying facilities. The significance of such potential cost savings and nonrecurring cost increases will depend on how New PanAmSat decides in the future to structure its operations. Galaxy and PanAmSat management believe that the anticipated financial impacts of expected pension benefits, post-retirement benefits other than pension benefits and incentive plans on the future operations of New PanAmSat will be comparable to the impacts included in the PanAmSat Financial Statements and Galaxy Financial Statements.

  These Unaudited Pro Forma Combined Financial Statements should be read in conjunction with each of the Galaxy and PanAmSat audited financial statements, including the notes thereto, contained elsewhere herein. The Unaudited Pro Forma Combined Financial Statements do not purport to present the financial position or results of operations of New PanAmSat had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future.

                                  NEW PANAMSAT

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                            AS OF DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                                      PRO FORMA
                                HISTORICAL HISTORICAL  PRO FORMA         NEW
                                  GALAXY    PANAMSAT  ADJUSTMENTS      PANAMSAT
                                ---------- ---------- -----------     ----------
ASSETS
  Cash and cash equivalents.... $       29 $    1,453 $  225,000 (a)  $  213,482
                                                         (13,000)(b)
  Operating lease, sale and
   contract receivables........     21,742     10,236                     31,978
  Net investment in sales-type
   leases......................     20,634                                20,634
  Prepaid expenses and other
   receivables.................     23,313      8,228                     31,541
  Deferred income taxes........     46,989                                46,989
                                ---------- ---------- ----------      ----------
    Total current assets.......    112,707     19,917    212,000         344,624
  Satellites and other property
   and equipment, net..........    403,893    726,592                  1,130,485
  Satellite systems under de-
   velopment...................    316,332    479,749                    796,081
  Net investment in sales-type
   leases......................    320,610                               320,610
  Marketable securities and re-
   stricted cash...............               379,179    418,898 (c)     798,077
  Operating lease and other re-
   ceivables...................     21,005                                21,005
  Intangible assets, net of am-
   ortization..................     72,896             2,728,233 (d)   2,801,129
  Deferred costs and other as-
   sets........................                 9,926     17,250 (e)      27,176
  Deferred income taxes........     28,073                20,958 (f)
                                                         (49,031)(f)
                                ---------- ---------- ----------      ----------
    Total...................... $1,275,516 $1,615,363 $3,348,308      $6,239,187
                                ========== ========== ==========      ==========
LIABILITIES AND PARENT
 COMPANY'S NET
 INVESTMENT/SHAREHOLDERS'
 EQUITY
  Accounts payable and accrued
   liabilities................. $   24,459 $   16,084 $   90,000 (a)  $  147,793
                                                          17,250 (e)
  Accrued in-orbit performance
   insurance...................     26,481                                26,481
  Deferred gains on sales and
   leasebacks..................     42,871                                42,871
  Deferred revenues............      5,424      8,424                     13,848
  Current portion of long-term
   debt........................                 4,167                      4,167
                                ---------- ---------- ----------      ----------
    Total current liabilities..     99,235     28,675    107,250         235,160
  Due to affiliates............                64,720     20,400 (g)      85,120
  Long-term debt...............               561,289     52,394 (h)   2,338,683
                                                       1,725,000 (i)
  Accrued operating leaseback
   and contract expense........    107,841        688                    108,529
  Deferred gains on sales and
   leasebacks..................    234,751                               234,751
  Deferred revenues............     31,596     71,921                    103,517
  Deferred income taxes........                61,631    (49,031)(f)      12,600
                                ---------- ---------- ----------      ----------
    Total liabilities..........    473,423    788,924  1,856,013       3,118,360
  Preferred stock/minority in-
   terest......................               329,071     70,765 (h)     399,836
  Parent Company's net
   investment .................    802,093              (802,093)(j)
  PAS Class A Common Stock
   ($0.01 par value 100,000,000
   shares authorized,
   40,459,432 shares issued and
   outstanding)................                   405       (405)(j)
  PAS Class B Common Stock
   ($0.01 par value,
   100,000,000 shares
   authorized, 40,459,431
   shares issued and
   outstanding)................                   405       (405)(j)
  PAS Common Stock ($0.01 par
   value, 400,000,000 shares
   authorized, 19,081,137
   shares issued and
   outstanding)................                   191       (191)(j)
  New PAS Common Stock ($0.01
   par value, 149,122,807
   shares issued
   and outstanding)............                            1,491 (j)       1,491
  Additional Paid-in-Capital...               477,505  2,241,995 (j)   2,719,500
  Retained Earnings............                18,862    (18,862)(j)
                                ---------- ---------- ----------      ----------
    Total...................... $1,275,516 $1,615,363 $3,348,308      $6,239,187
                                ========== ========== ==========      ==========

        See notes to unaudited pro forma combined financial statements.

                                  NEW PANAMSAT

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      PRO FORMA
                                 HISTORICAL HISTORICAL  PRO FORMA        NEW
                                   GALAXY    PANAMSAT  ADJUSTMENTS    PANAMSAT
                                 ---------- ---------- -----------    ---------
REVENUES
  Outright sales and sales-type
   leases.......................  $163,686                            $163,686
  Operating leases, satellite
   services and other...........   319,084   $246,943   $  (2,866)(k)  563,161
                                  --------   --------   ---------     --------
    Total revenues..............   482,770    246,943      (2,866)     726,847
                                  --------   --------   ---------     --------
COSTS AND EXPENSES
  Cost of outright sales and
   sales-type leases............    52,969                              52,969
  Leaseback expense, net of de-
   ferred gain..................    59,927                              59,927
  Depreciation and amortiza-
   tion.........................    58,523     61,334      68,206 (l)  188,063
  Direct operating costs........    34,794     27,842      (2,866)(k)   59,770
  Selling, general and adminis-
   trative expenses.............    34,119     39,361                   73,480
  Compensatory programs.........                4,874                    4,874
  Reorganization costs..........                4,758                    4,758
                                  --------   --------   ---------     --------
    Total costs and expenses....   240,332    138,169      65,340      443,841
                                  --------   --------   ---------     --------
  Operating income..............   242,438    108,774     (68,206)     283,006
  Interest expense, net.........    (4,903)      (622)   (118,101)(m) (123,626)
  Other income..................     2,184                               2,184
                                  --------   --------   ---------     --------
  Income before income taxes and
   minority interest............   239,719    108,152    (186,307)     161,564
  Income tax expense............    89,895     46,432     (47,240)(n)   89,087
  Minority interest.............                           28,263 (o)   28,263
                                  --------   --------   ---------     --------
NET INCOME......................   149,824     61,720    (167,329)      44,215
  Preferred stock dividend......               41,422     (41,422)(o)
                                  --------   --------   ---------     --------
  Net income to common shares...  $149,824   $ 20,298   $(125,907)    $ 44,215
                                  ========   ========   =========     ========
  Income per share..............             $   0.20                 $   0.30
                                             ========                 ========
  Weighted average number of
   common shares outstanding....              100,332      48,791 (p)  149,123
                                             ========   =========     ========

        See notes to unaudited pro forma combined financial statements.

                         NOTES TO UNAUDITED PRO FORMA

                         COMBINED FINANCIAL STATEMENTS

                         (DOLLAR AMOUNTS IN THOUSANDS)

  The Unaudited Pro Forma Combined Financial Statements of New PanAmSat give effect to the Reorganization applying the purchase method of accounting with Galaxy as the acquirer of PanAmSat, the New Financing and certain related transactions as if they had occurred at January 1, 1996 for purposes of the Unaudited Pro Forma Combined Statements of Income and on December 31, 1996 for purposes of the Unaudited Pro Forma Combined Balance Sheet. The Unaudited Pro Forma Combined Financial Statements do not purport to present the financial position or results of operations of New PanAmSat had the transactions and events assumed therein occurred on the dates specified, nor are they necessarily indicative of the results of operations that may be achieved in the future.

  The Unaudited Pro Forma Combined Statements of Income do not give effect to
(i) any cost savings that may be realized as a result of the combination of the two companies nor (ii) nonrecurring costs that may be incurred after the consummation of the Reorganization, primarily related to employee relocations and facility modification-related expenses. The significance of such potential cost savings and nonrecurring cost increases will depend on how New PanAmSat decides in the future to structure its operations.

The following pro forma adjustments were made:

(a) To record cash proceeds and tax liability related to the sale of the DTH Options concurrent with the Reorganization.

(b) To reflect the expected cost of repurchasing PanAmSat's outstanding stock options.

(c) To record estimated cash required to be contributed by HCI and/or HE pursuant to the Reorganization Agreement to partially fund the construction and launch costs of various Galaxy spacecraft.

(d) To record the increase in intangible assets representing the excess of the purchase price over the fair value of the net assets acquired:

   Cash portion of the Merger Consideration........................ $1,500,000
   Estimated fair value of the equity portion of the Merger Con-
    sideration.....................................................  1,500,000
   Estimated transaction fees, costs and expenses..................     20,400
   PanAmSat historical equity at December 31, 1996.................   (497,368)
   Adjustment to fair value of existing PanAmSat indebtedness and
    preferred stock................................................    123,159
   Adjustment for the repurchase of PanAmSat stock options.........     13,000
    Adjustment to deferred income taxes............................    (20,958)
    Adjustment for current income taxes payable....................     90,000
                                                                    ----------
       Net increase in intangible assets........................... $2,728,233
                                                                    ==========

  Based on the results of an outside appraisal, the fair values of PanAmSat's satellites, based on their estimated replacement costs, approximate their existing net book values. The fair values of the remaining net assets of PanAmSat are assumed to approximate their existing net book values.

(e) To accrue estimated debt issuance costs. See note (i) below.

(f) To record deferred income taxes in connection with the increase in the carrying values of the existing PanAmSat indebtedness and to net the non-current deferred income tax liability with the non-current deferred income tax assets.

(g) To record payable to HE for reimbursement of estimated transaction fees, costs and expenses expected to be paid by HE.

(h) To increase the carrying values of existing PanAmSat indebtedness and preferred stock to the preliminary estimate of their respective fair values as required by the purchase accounting treatment of the Reorganization.

(i) To reflect anticipated borrowings. HE will provide the New Financing from intercompany funding provided by General Motors.

(j) To give effect to the issuance of approximately 149,123,000 shares of New PanAmSat common stock, $0.01 par value, and other capital transactions in connection with the Reorganization.

   Estimated fair value of the equity portion of the Merger Con-
    sideration.................................................... $1,500,000
   PanAmSat historical equity.....................................   (497,368)
   Estimated cash required to be contributed by HCI for satellite
    construction and launch costs.................................    418,898
                                                                   ----------
                                                                   $1,421,530
                                                                   ==========

   The estimated fair value of the equity portion of the Merger Consideration represents the difference between the aggregate total consideration ($3 billion) and the aggregate Maximum Cash Amount of $1.5 billion (defined as the product of (x) $15, and (y) the aggregate number of shares of PAS Common Stock issued and outstanding immediately prior to the Effective Time (approximately 100,000,000). In the event that stockholders were to elect to receive Stock Consideration only (rather than the Standard Consideration) and New PanAmSat exercises its option to issue shares of New PAS Common Stock in excess of 149,122,807, the borrowings discussed in adjustment (i) would be decreased to $225 million with a corresponding increase in shareholders' equity to $4,220,991, and interest expense of $115,800 related to additional borrowings on the part of New PanAmSat discussed in adjustment (m) would be eliminated.

(k) To eliminate intercompany revenues, costs and transactions between Galaxy and PanAmSat.

(l) To reflect amortization of the excess of the purchase price of PanAmSat over the preliminary estimate of the fair value of the net assets acquired using the straight-line method over 40 years.

(m) To adjust interest expense as follows:

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1996
                                                                   ------------
   To reflect pro forma interest expense at an assumed rate of
    7.72% (six-month LIBOR plus 2%) related to the borrowings
    contemplated by the Reorganization including amortization of
    debt issuance costs...........................................   $136,620
   To reduce interest expense to reflect the amortization of the
    adjustment to fair value of existing PanAmSat indebtedness....    (18,519)
                                                                     --------
   Net increase in interest expense...............................   $118,101
                                                                     ========

(n) To reflect income taxes at an assumed marginal rate of 40% on the pro forma adjustments described in note (m) above. Amortization of goodwill is not deductible for tax purposes.

(o) To reclassify the preferred stock dividend of subsidiary to minority interest and to reflect amortization of the adjustment to fair value of preferred stock of subsidiary (historical PanAmSat) of $13,159.

(p) Represents the difference between PanAmSat's weighted average common shares and the number of shares of New PanAmSat Common Stock that are assumed to be outstanding upon consummation of the Reorganization.

                   DESCRIPTION OF NEW PANAMSAT CAPITAL STOCK

  The following summary is a description of the capital stock of New PanAmSat as set forth in the New PanAmSat Certificate of Incorporation and the New PanAmSat Bylaws that will be in effect prior to consummation of the Reorganization. Such summary does not purport to be complete and is subject to and qualified by all of the provisions of the New PanAmSat Certificate of Incorporation and New PanAmSat Bylaws which are attached hereto as Exhibits F and G, respectively. All references in the discussion below to the New PanAmSat Certificate of Incorporation or New PanAmSat Bylaws shall mean such documents as amended and restated.

GENERAL

  New PanAmSat is incorporated in the state of Delaware and, pursuant to the New PanAmSat Certificate of Incorporation, will be authorized to issue 450,000,000 shares of all classes of stock, consisting of 400,000,000 shares of New PAS Common Stock, par value $.01 per share, and 50,000,000 shares of Preferred Stock, par value $.01 per share, of New PanAmSat ("New PAS Preferred Stock"). No shares of New PAS Preferred Stock are outstanding or will be outstanding immediately after consummation of the Reorganization.

COMMON STOCK

  Assuming that all holders of PAS Ordinary Common Stock and PAS Class A Common Stock and S Company elect to receive a combination of cash and shares of New PAS Common Stock as consideration in the Merger and the Univisa Contribution, there will be 149,122,807 shares of New PAS Common Stock issued and outstanding upon consummation of the Reorganization. All such issued and outstanding shares of New PAS Common Stock will be validly issued, fully paid and nonassessable.

  Subject to (i) any preferential rights of any outstanding series of New PAS Preferred Stock and (ii) any dividend restrictions that may be contained in credit facilities of New PanAmSat, the holders of New PAS Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the New PanAmSat Board out of funds legally available therefor. It is not anticipated that dividends will be paid at any time in the foreseeable future with respect to New PAS Common Stock.

  Holders of New PAS Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders of New PanAmSat and do not have cumulative voting rights. Holders of New PAS Common Stock do not have preemptive, redemption, conversion or sinking fund rights. In the event of a liquidation, dissolution or winding up of New PanAmSat, the holders of New PAS Common Stock are entitled to share equally and ratably in the assets of New PanAmSat, if any, remaining after the payment of all debts and liabilities of New PanAmSat and the liquidation preference of any outstanding New PAS Preferred Stock.

  The transfer agent and registrar for New PAS Common Stock will be Boston EquiServe, L.P. New PanAmSat has obtained conditional approval for the listing of the New PAS Common Stock on the Nasdaq. It is presently anticipated that the PAS Ordinary Common Stock, which is currently listed on the Nasdaq under the symbol "SPOT," will be replaced by the listing of New PAS Common Stock and trade under the same symbol.

NEW PAS PREFERRED STOCK

  The New PanAmSat Board is authorized to issue New PAS Preferred Stock in one or more series with such designations, powers, preferences and rights, qualifications and limitations or restrictions thereon, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges as it determines. There are no plans, agreements or understandings for the issuance of any shares of New PAS Preferred Stock.

REGISTRATION RIGHTS

  Pursuant to the terms of the Registration Rights Agreement that will be entered into at Closing by and among New PanAmSat, HCI, S Company and the existing holders of PAS Class A Common Stock,

New PanAmSat will grant to such parties registration rights with respect to their shares of New PAS Common Stock that may be issued to them in connection with the Reorganization. With certain limitations, these registration rights grant such parties the opportunity to (i) demand registration of all or any portion of their shares of New PAS Common Stock, provided that the aggregate value of the shares of New PAS Common Stock requested to be registered by such parties shall be at least $100 million, and (ii) piggyback upon certain registrations by New PanAmSat of shares of New PAS Common Stock pursuant to a firm commitment underwritten offering solely for cash for its own account (other than a registration statement (a) on Form S-8 or any successor forms thereto, or (b) filed solely in connection with a dividend reinvestment plan or employee benefit plan of New PanAmSat or its affiliates) or for the account of any holder of shares of New PAS Common Stock. See "OTHER AGREEMENTS-- Registration Rights Agreement."

ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER
PROPOSALS

  The New PanAmSat Bylaws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders of New PanAmSat (the "Stockholder Notice Procedure"). The Stockholder Notice Procedure provides that (i) only persons who are nominated by, or at the direction of, the New PanAmSat Board or by a stockholder who has given timely written notice containing specified information to the Secretary of New PanAmSat prior to the meeting at which directors are to be elected, will be eligible for election as directors of New PanAmSat, and (ii) at an annual meeting, only such business may be conducted as has been properly brought before the meeting by, or at the direction of, the New PanAmSat Board, or by a stockholder who has given timely written notice to the Secretary of New PanAmSat of such stockholder's intention to bring such business before such meeting. In general, for notice of stockholder nominations or business to be made at an annual meeting to be timely, such notice must be received by New PanAmSat not less than 60 days nor more than 90 days prior to the annual meeting.

  The purpose of requiring stockholders to give New PanAmSat advance notice of nominations and other business is to afford the New PanAmSat Board a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the New PanAmSat Board, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. The Stockholder Notice Procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to New PanAmSat and its stockholders.

STOCKHOLDER MEETINGS

  The New PanAmSat Certificate of Incorporation does not permit stockholders of New PanAmSat to act by written consent without a meeting.

  The New PanAmSat Bylaws permit the New PanAmSat Board or a committee of the New PanAmSat Board that has been duly designated by the New PanAmSat Board and whose power and authority, as expressly provided in a resolution of the New PanAmSat Board, includes the power to call such a meeting, to call a special meeting of New PanAmSat stockholders.

BOARD OF DIRECTORS

  The New PanAmSat Certificate of Incorporation provides for an initial 10 member board of directors. Such number of directors may be changed in accordance with the terms of the New PanAmSat Bylaws upon the earlier to occur of certain events set forth in the Stockholder Agreement. As long as the Stockholder Agreement is in effect, HCI will designate all members of the New PanAmSat Board not designated by the Minority Stockholders; provided that one of the directors designated by HCI shall be Frederick A. Landman as long as he remains Chief Executive Officer of New PanAmSat. The Minority Stockholders initially are entitled to designate two directors of New PanAmSat, one of whom will be designated by the Class A Holders and one by S Company. See "OTHER AGREEMENTS--Stockholder Agreement."

LIMITATION OF LIABILITY OF DIRECTORS

  Pursuant to section 102(b)(7) of the DGCL, the New PanAmSat Certificate of Incorporation provides that the directors will not be personally liable for monetary damages to New PanAmSat or its stockholders for breach of fiduciary duty as a director, except for: (i) breach of the duty of loyalty; (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) liability under Section 174 of the DGCL; or
(iv) any transaction from which the director derives an improper benefit.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The New PanAmSat Certificate of Incorporation obligates New PanAmSat to indemnify its present and former directors and officers and to pay or reimburse expenses in advance of the final disposition of a proceeding to the fullest extent permitted from time to time by the DGCL, provided that the advancement of expenses will be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it shall ultimately be determined that the director or officer is not entitled to be indemnified. The DGCL provides that a director, officer, employee or agent of a Delaware corporation may be indemnified against liability (other than in an action by or in the right of the corporation) and expenses including attorneys' fees incurred by such person in connection with such proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reason to believe the conduct was unlawful. For actions or suits brought by or in the name of the corporation, the DGCL provides that a director, officer, employee or agent of a corporation may be indemnified against expenses including attorneys' fees incurred by such person in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or at least not opposed to, the best interest of the corporation, except that if such person is adjudged to be liable to the corporation, such person can be indemnified for such expenses if and only to the extent that a court determines that despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. The indemnification provisions of the New PanAmSat Certificate of Incorporation are mandatory and cannot be amended without stockholder action.

DELAWARE GENERAL CORPORATION LAW SECTION 203

  Section 203 of the DGCL provides that, subject to certain exceptions contained therein, a corporation may not engage in any business combination or certain other transactions with any "owner of 15% or more of the outstanding voting stock of the corporation" for a three year period following the date that such stockholder becomes an interested stockholder unless certain procedures are followed to safeguard against overreaching or misconduct by such interested stockholder. In the New PanAmSat Certificate of Incorporation, New PanAmSat has expressly elected not to be governed by the restrictions of
Section 203 of the DGCL.

                      COMPARISON OF STOCKHOLDERS' RIGHTS

  Upon consummation of the Merger and the Univisa Contribution, holders of PAS Ordinary Common Stock and PAS Class A Common Stock and S Company will become stockholders of New PanAmSat. Accordingly, their rights will cease to be defined and governed by the PanAmSat Certificate of Incorporation and PanAmSat Bylaws and instead will be defined and governed by the New PanAmSat Certificate of Incorporation and New PanAmSat Bylaws, which both will be amended and restated prior to consummating the Merger and the Univisa Contribution. Although PanAmSat and New PanAmSat are governed by the DGCL and their certificates of incorporation and bylaws have many similarities, certain provisions of the New PanAmSat Certificate of Incorporation and New PanAmSat Bylaws, as will be amended and restated, differ in material respects from those contained in the PanAmSat Certificate of Incorporation and PanAmSat Bylaws. The following summary, which does not purport to be a complete statement of the general differences among the rights of the stockholders of New PanAmSat and the stockholders of PanAmSat, sets forth certain differences between the New PanAmSat Certificate of Incorporation and New PanAmSat Bylaws and the PanAmSat Certificate of Incorporation and PanAmSat Bylaws. The following discussion is qualified by reference to the full text of each of such documents, which in the case of the New PanAmSat Certificate of Incorporation and New PanAmSat Bylaws have been attached hereto as Exhibits F and G, respectively, and are hereby incorporated herein by reference, and in the case of the PanAmSat Certificate of Incorporation and PanAmSat Bylaws are hereby incorporated herein by reference. The following discussion assumes that the New PanAmSat Certificate of Incorporation and New PanAmSat Bylaws have been amended.

VOTING

  New PanAmSat. The New PanAmSat Certificate of Incorporation provides for 450,000,000 shares of stock, consisting of 400,000,000 shares of New PAS Common Stock and 50,000,000 shares of New PAS Preferred Stock. The New PanAmSat Bylaws provide that each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. All other elections and questions shall, unless otherwise provided by law, the New PanAmSat Certificate of Incorporation, the New PanAmSat Bylaws or the rules and regulations of any stock exchange applicable to New PanAmSat, be decided by the affirmative vote of the majority of the votes present in person or represented by proxy and entitled to vote thereon. Neither the New PanAmSat Certificate of Incorporation nor the New PanAmSat Bylaws provide for supervoting rights.

  PanAmSat. PanAmSat's authorized common stock consists of 400,000,000 shares of PAS Ordinary Common Stock, 100,000,000 shares of PAS Class A Common Stock and 100,000,000 shares of PAS Class B Common Stock. The shares of PAS Common Stock presently outstanding are validly issued, fully paid and non-assessable. The rights of holders of PAS Ordinary Common Stock, PAS Class A Common Stock and PAS Class B Common Stock are identical except for voting and conversion rights.

  Holders of PAS Ordinary Common Stock are entitled to cast one vote per share and holders of PAS Class A Common Stock and holders of PAS Class B Common Stock are entitled to cast fifteen votes per share on all matters submitted to a vote of common stockholders. The PAS Ordinary Common Stock votes (i) with the PAS Class A Common Stock for the election of a majority of the directors of PanAmSat and (ii) with the PAS Class B Common Stock for the election of the remaining directors of PanAmSat, in each case voting together as a single class. Also, except as provided in the PanAmSat Certificate of Incorporation or otherwise required by law, the affirmative vote of (a) the holders of a majority of the voting power of the PAS Class A Common Stock and the PAS Ordinary Common Stock, voting together as a single class, and (b) the holders of a majority of the voting power of the PAS Class B Common Stock and the PAS Ordinary Common Stock, voting together as a single class, are required to approve all other matters submitted to a vote of PanAmSat's stockholders.

  Approval of (a) a majority of the votes of the outstanding shares of PAS Class A Common Stock (as long as the outstanding shares of PAS Class A Common Stock represent at least 5% of the total outstanding shares of

PAS Common Stock) and a majority of the votes of the outstanding shares of PAS Class B Common Stock (as long as the outstanding shares of PAS Class B Common Stock represent at least 5% of the total outstanding shares of PAS Common Stock), is required in order to take the following actions: (1) material transactions outside the ordinary course of business and not provided for in PanAmSat's business plan; (2) material changes to PanAmSat's business plan, or any material deviation in expenditures, material increases in the level of indebtedness for borrowed money or incurrence of any guarantees, above the amounts contemplated by PanAmSat's business plan; (3) subject to certain exceptions relating to the PAS Preferred Stock, any distributions with respect to, or redemptions, repurchases, acquisitions or other payments in respect of, equity interests of PanAmSat; (4) issuances of PAS Ordinary Common Stock or other equity interests in PanAmSat; (5) any public offering or registration of securities of PanAmSat; (6) the dissolution, liquidation, termination, merger, consolidation or reorganization of PanAmSat; (7) certain stockholder or affiliate transactions; (8) any amendment to the PanAmSat Certificate of Incorporation or the PanAmSat Bylaws; (9) the creation of any committee of the PanAmSat Board; or (10) the appointment of the Chief Executive Officer, if a person other than Rene Anselmo, Frederick A. Landman or Lourdes Saralegui.

BOARD OF DIRECTORS

  New PanAmSat. The New PanAmSat Certificate of Incorporation provides for an initial 10 member board of directors. Such number of directors may be changed in such manner as provided in the New PanAmSat Bylaws upon the earlier to occur of certain events set forth in the Stockholder Agreement. As long as the Stockholder Agreement is in effect, HCI will designate all members of the New PanAmSat Board not designated by Minority Stockholders; provided that one of the directors designated by HCI shall be Frederick A. Landman as long as he remains Chief Executive Officer of New PanAmSat. The Minority Stockholders initially are entitled to designate two directors of New PanAmSat, one of whom will be designated by the Class A Holders and one by S Company. See "OTHER AGREEMENTS--Stockholder Agreement." Immediately after the Closing Date, it is anticipated that New PanAmSat will have only nine directors if S Company has not yet appointed a director. Such seat will remain vacant until S Company appoints a director. See "MANAGEMENT OF NEW PANAMSAT--Board of Directors."

  PanAmSat. The PanAmSat Certificate of Incorporation provides for an initial five member board of directors and such number of directors may be changed from time to time upon the affirmative vote of at least a majority of the votes of the outstanding shares of PAS Class A Common Stock and the outstanding shares of PAS Class B Common Stock, each voting as separate classes. The holders of PAS Class A Common Stock and the holders of PAS Ordinary Common Stock, voting together as a single class, are entitled to elect at least a majority of the PanAmSat Board, and the holders of PAS Class B Common Stock and the holders of PAS Ordinary Common Stock, voting together as a single class, are entitled to elect the remaining directors of PanAmSat.

LIMITATION OF LIABILITY OF DIRECTORS

  The DGCL provides that a corporation may include in its certificate of incorporation a provision which limits or eliminates the personal liability of a director to the corporation and/or its stockholders for monetary damages for such person's conduct as a director, provided that such provision may not so limit a director's liability (i) for breach of his or her duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) for unlawful payments of dividends, certain stock repurchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. Both New PanAmSat and PanAmSat provide in their respective certificates of incorporation for the limitation on liability of directors to the fullest extent allowed under the DGCL.

INDEMNIFICATION OF DIRECTORS AND OFFICERS; ADVANCEMENT OF EXPENSES AND
INSURANCE

  The DGCL provides that a director, officer, employee or agent of a Delaware corporation may be indemnified against liability (other than in an action by or in the right of the corporation) and expenses (including attorneys' fees) incurred by such person in connection with such proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal proceeding, had no reason to believe the conduct was unlawful. For actions or suits brought by or in the name of the corporation, the DGCL provides that a director, officer, employee or agent of a corporation may be indemnified against expenses (including attorneys' fees) incurred by such person in connection with such proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interest of the corporation, except that if such person is adjudged to be liable to the corporation, such person can be indemnified if and only to the extent that a court determines that despite the adjudication of liability, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper. Expenses incurred by an officer or director in defending an action, suit or proceeding may be advanced prior to the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined he is not entitled to indemnification. The respective certificates of incorporation of PanAmSat and New PanAmSat provide for indemnification of directors and officers and advancement of expenses to the fullest extent permitted under the DGCL. The DGCL also permits Delaware corporations to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation. The PanAmSat Bylaws permit PanAmSat to purchase liability insurance for its officers and directors. The Reorganization Agreement requires that, subject to certain exceptions, New PanAmSat purchase liability insurance for its officers and directors for a period of five years following the Closing Date.

STOCKHOLDER NOMINATIONS OF CANDIDATES FOR THE BOARD OF DIRECTORS AND OTHER PROPOSALS

  New PanAmSat. The New PanAmSat Bylaws establish an advance notice procedure for stockholders to nominate candidates for election as directors or bring other business before an annual meeting of stockholders of New PanAmSat. Such stockholder notice procedure provides that (i) only persons who are nominated
(a) pursuant to New PanAmSat's notice of meeting, (b) by, or at the direction of, the New PanAmSat Board or (c) by a stockholder who has given timely written notice containing specified information to the Secretary of New PanAmSat prior to the meeting at which directors are to be elected, will be eligible for election as directors of New PanAmSat, and (ii) at an annual meeting only such business may be conducted as has been properly brought before the meeting (a) pursuant to New PanAmSat's notice of meeting, (b) by, or at the direction of, the New PanAmSat Board or (c) by a stockholder who has given timely written notice containing specified information to the Secretary of New PanAmSat of such stockholder's intention to bring such business before such meeting. In general, for notice of stockholder nominations or business to be made at an annual meeting to be timely, such notice must be received by New PanAmSat not less than 60 days nor more than 90 days prior to the annual meeting.

  The purpose of requiring stockholders to give New PanAmSat advance notice of nominations and other business is to afford the New PanAmSat Board a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business and, to the extent deemed necessary or desirable by the New PanAmSat Board, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. The Stockholder Notice Procedures may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to New PanAmSat and its stockholders.

  PanAmSat. PanAmSat has no advance notice requirement with regard to stockholder nominations for the PamAmSat Board or for other stockholder proposals.

AMENDMENT OR REPEAL OF THE CERTIFICATE OF INCORPORATION AND BYLAWS

  The DGCL provides that (i) a corporation's certificate of incorporation may be amended only by a vote of the stockholders of such corporation and (ii) the bylaws of a corporation may be amended by a vote of its stockholders or, if provided in its certificate of incorporation, by the board of directors of such corporation.

  New PanAmSat. The New PanAmSat Certificate of Incorporation provides for the amendment, alteration, change or repeal of any provision contained in the New PanAmSat Certificate of Incorporation, as permitted under Delaware law and expressly authorizes the New PanAmSat Board to make, alter and repeal the New PanAmSat Bylaws.

  PanAmSat. The PanAmSat Certificate of Incorporation requires the approval by a majority of the votes of the outstanding shares of both PAS Class A Common Stock and PAS Ordinary Common Stock, voting together as a single class, as well as a majority of the votes of the outstanding shares of both PAS Class B Common Stock and PAS Ordinary Common Stock, voting together as a single class, to amend the PanAmSat Certificate of Incorporation or PanAmSat Bylaws. Additionally, as long as the outstanding shares of PAS Class A Common Stock and/or PAS Class B Common Stock represent at least 5% of the number of outstanding shares of PAS Common Stock, a majority of the votes of each such outstanding class must approve any proposed amendment to, or repeal of, the PanAmSat Certificate of Incorporation or PanAmSat Bylaws.

PREEMPTIVE RIGHTS

  The DGCL provides that no stockholder of a Delaware corporation shall have any preemptive right to subscribe to an additional issue of stock or to any security convertible into such stock unless such right is expressly granted in the certificate of incorporation.

  New PanAmSat. The New PanAmSat Certificate of Incorporation and New PanAmSat Bylaws do not provide for preemptive rights.

  PanAmSat. Holders of PAS Class A Common Stock and holders of PAS Class B Common Stock shall be entitled to purchase, in each instance, at the net price per share received by PanAmSat for the PAS Ordinary Common Stock, additional shares of PAS Class A Common Stock or PAS Class B Common Stock, respectively, if and to the extent necessary to maintain 51% of the total voting power of PAS Class A Common Stock and the PAS Ordinary Common Stock, voting together as a single class, in the case of the PAS Class A Common Stock, and 51% of the total voting power of PAS Class B Common Stock and the PAS Ordinary Common Stock, voting together as a single class, in the case of the PAS Class B Common Stock.

  PanAmSat may not issue any additional shares of PAS Class A Common Stock or PAS Class B Common Stock without the approval of the holders of a majority of the shares of PAS Ordinary Common Stock, except that PanAmSat may issue additional shares of PAS Class A Common Stock and PAS Class B Common Stock in connection with stock splits, stock dividends and other distributions and as otherwise permitted by the Certificate of Incorporation. The holders of PAS Ordinary Common Stock, PAS Class A Common Stock and PAS Class B Common Stock are not entitled to preemptive rights or similar rights, except as described as above.

LIQUIDATION RIGHTS

  Generally, under the DGCL, a corporation may create one or more classes or series of stock which classes or series may have such preferences as shall be stated and expressed in the certificate of incorporation or in the resolution adopted by the board of directors providing for the issue of such stock pursuant to authority expressly vested in it by the provisions of its certificate of incorporation. These preferences may include a priority on the distribution of assets in liquidation.

  New PanAmSat. PanAmSat and Galaxy currently anticipate that, following the Reorganization, New PanAmSat will have only New PAS Common Stock issued and outstanding. Should New PanAmSat elect to issue New PAS Preferred Stock, the New PanAmSat Board may determine what preference such New PAS Preferred Stock shall have in the distribution of assets in liquidation. The ability of the New PanAmSat Board to designate and determine the rights of shares of New PAS Preferred Stock may adversely affect the rights of the holders of New PAS Common Stock by allowing the New PanAmSat Board to entrench itself and make it more difficult for a third party to acquire a majority of the outstanding voting stock of New PanAmSat.

  PanAmSat. Upon voluntary or involuntary liquidation, dissolution or winding-up of the affairs of PanAmSat, the holders of PAS Preferred Stock shall be entitled to receive the full amount to which they are entitled pursuant to the PanAmSat Certificate of Incorporation and any resolutions that may be adopted from time to time. As of April 2, 1997, there were 20,000,000 shares of PAS Preferred Stock authorized and 341,843.2640 shares of PAS Preferred Stock outstanding. The shares of PAS Preferred Stock outstanding at December 31, 1996 had an aggregate liquidation preference of $329 million. Upon dissolution, holders of PAS Class A Common Stock, PAS Class B Common Stock and PAS Ordinary Common Stock shall be entitled to share equally in the assets of PanAmSat remaining after satisfying such liquidation preference.

DELAWARE GENERAL CORPORATION LAW SECTION 203

  Section 203 of the DGCL provides that, subject to certain exceptions provided therein, a corporation shall not engage in any business combination or certain other transactions with any "owner of 15% or more of the outstanding voting stock of the corporation" for a three year period following the date that such stockholder becomes an interested stockholder unless certain procedures are followed to safeguard against overreaching or misconduct by such interested stockholder. In both the New PanAmSat Certificate of Incorporation and the PanAmSat Certificate of Incorporation, each of New PanAmSat and PanAmSat has expressly elected not to be governed by the restrictions of Section 203 of the DGCL.

                          MANAGEMENT OF NEW PANAMSAT

EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to those individuals who are expected to serve as executive officers of New PanAmSat immediately following the effective time of the Reorganization.

       NAME              AGE                       POSITION
       ----              ---                       --------
Frederick A. Landman....  49 President and Chief Executive Officer
Carl A. Brown...........  48 Executive Vice President
Lourdes Saralegui.......  35 Executive Vice President
Kenneth N. Heintz.......  50 Executive Vice President and Chief Financial Officer
James W. Cuminale.......  44 Senior Vice President, General Counsel and Secretary
Robert A. Bednarek......  39 Senior Vice President and Chief Technology Officer

  Frederick A. Landman will be Chief Executive Officer and a Director of New PanAmSat. He presently is President and Chief Executive Officer of PanAmSat, which positions he has held since September 1995. Mr. Landman has also been a Director of PanAmSat since October 1994. Mr. Landman has been associated with PanAmSat since its inception in 1984. Prior to 1984, Mr. Landman was Executive Vice President at Galavision, Inc., the pay cable television service of Spanish International Network, Inc. (now known as Univision) ("SIN"). As Executive Vice President of SIN, Mr. Landman supervised the successful transition from terrestrial to satellite delivery of SIN's television programming. SIN was the first U.S. commercial network to utilize satellite distribution for all of its programming. Mr. Landman began his 11-year career at SIN in 1973 in the research department.

  Carl A. Brown will be Executive Vice President of New PanAmSat. He has served as Senior Vice President of Galaxy Satellite Services for HCI since May 1994. From March 1991 to May 1994, Mr. Brown served as Vice President of Galaxy Satellite Services of HCI. Prior to joining HCI in 1988, Mr. Brown served as Vice President, Sales and Marketing for Oak Communications from March 1987 to August 1988, Director, Sales and Marketing/Western Region for American Satellite Company from July 1983 to March 1987 and Marketing Director, Allstate Communications Co., from 1969 to 1983.

  Lourdes Saralegui will be Executive Vice President of New PanAmSat. She currently is and has been Executive Vice President and a Director of PanAmSat since October 1994. Ms. Saralegui has been associated with PanAmSat since its founding in 1984. Prior to becoming Executive Vice President of PanAmSat,
Ms. Saralegui served as Assistant to the Chairman, Director of Development Broadcast Transponder Sales and Fixed International Broadcast Services, and Vice President.

  Kenneth N. Heintz will be Executive Vice President and Chief Financial Officer of New PanAmSat. He is presently Vice President, Corporate Development of HE, which position he has held since September 1994. Mr. Heintz is also a director and Treasurer of New PanAmSat, which positions he will resign from by the Closing Date. Mr. Heintz was formerly a partner in the international accounting firm of Deloitte & Touche LLP, where he was employed from 1967 until joining HE. While at Deloitte & Touche LLP, Mr. Heintz provided services to HE at various times during the period from 1974 to 1994. Mr. Heintz will continue to be a vice president of HE for a one year transition period following the Closing Date.

  James W. Cuminale will be Senior Vice President, General Counsel and Secretary of New PanAmSat. He has served as Senior Vice President and General Counsel of PanAmSat since January 1996 and joined PanAmSat as General Counsel in March 1995. From 1983 to 1995, Mr. Cuminale was a partner in the law firm of Ivey, Barnum & O'Mara. As a partner of Ivey, Barnum & O'Mara, Mr. Cuminale provided legal services to PanAmSat from 1991 to 1995.

  Robert A. Bednarek will be Senior Vice President and Chief Technology Officer of New PanAmSat. He is presently, and has been since January 1996, Senior Vice President, Engineering and Operations of PanAmSat. From 1990, the year in which he joined PanAmSat, to 1995, Mr. Bednarek was a Vice President. Mr. Bednarek was formerly Vice President of Rubin, Bednarek & Associates, a communications engineering consulting firm, of which he is a co-founder. Prior to co-founding Rubin, Bednarek & Associates, he was Deputy Chief Scientist at the Corporation for Public Broadcasting. As a member of Rubin, Bednarek & Associates, Mr. Bednarek provided services to PanAmSat from 1984 to 1990.

EXECUTIVE COMPENSATION

  New PanAmSat has not yet paid any compensation to its executive officers. It is anticipated that the annual base salaries for 1997 for Mr. Landman, Ms. Saralegui, Mr. Brown, Mr. Heintz, Mr. Cuminale and Mr. Bednarek will be $600,000, $375,000, $250,000, $280,000, $225,000 and $220,000, respectively.
For information regarding employment agreements with Mr. Landman and Ms. Saralegui, see "THE REORGANIZATION--Interests of Certain Persons in the Reorganization." Mr. Landman, Ms. Saralegui, Mr. Brown, Mr. Cuminale and Mr. Bednarek will also be entitled to participate in New PanAmSat's 1997 Stock Plan (as defined below), Annual Incentive Plan and Deferred Compensation Plan. Mr. Heintz will be entitled to participate in the 1997 Stock Plan (as defined below) and will continue to be entitled to participate in HE's benefit plans as long as he continues to be an employee of HE. See "--Executive Officers" and "CERTAIN TRANSACTIONS--Hughes Parties."

  Both Mr. Heintz and Mr. Brown will be reimbursed for all of their expenses incurred in connection with their relocation to Greenwich, Connecticut. New PanAmSat will reimburse Mr. Heintz for his expenses up to $100,000; any additional costs will be paid for by HE. Mr. Brown will be fully reimbursed by New PanAmSat. Among the expenses that will be covered are home marketing assistance, home purchase assistance, house closing costs, interim living expenses and actual moving costs. In addition, New PanAmSat and HE will provide for spouse career assistance, tax assistance and a relocation allowance. PanAmSat has loaned to Mr. Brown $92,250 at an interest rate of 5 7/10% to facilitate Mr. Brown's purchase of a home in Connecticut. It is anticipated that he will repay this loan by the end of May 1997.

  In the future, the New PanAmSat Board will rely on its Compensation Committee, which will be composed of non-employee directors, to recommend the form and amount of compensation to be paid to New PanAmSat's executive officers. It is anticipated that the Compensation Committee will generally adhere to compensation policies which reflect the belief that (i) New PanAmSat must attract and retain individuals of outstanding ability and motivate and reward such individuals for sustained performance, (ii) a substantial portion of an executive's compensation should be at risk based on the executive's performance and that of New PanAmSat, and (iii) within these parameters, levels of compensation should generally be in line with that offered by comparable corporations. On an ongoing basis, the type and amount of compensation to be paid by New PanAmSat to its officers will be entirely discretionary and within the subjective judgment of the Compensation Committee.

EMPLOYMENT AGREEMENTS

  It is anticipated that Frederick A. Landman will serve as President and Chief Executive Officer of New PanAmSat after the Effective Time pursuant to an employment agreement to be entered into between Mr. Landman and New PanAmSat on terms and conditions to be negotiated by the parties thereto.

  It is also anticipated that Lourdes Saralegui will serve as Executive Vice President of New PanAmSat after the Effective Time pursuant to an employment agreement to be entered into between Ms. Saralegui and New PanAmSat on terms and conditions to be negotiated by the parties thereto.

  It is further anticipated that Kenneth N. Heintz will serve as Executive Vice President and Chief Financial Officer of New PanAmSat after the Effective Time and will continue to be employed by HE for a one-year transition period after the Effective Time. It is anticipated that during such transition period New PanAmSat will pay HE for the services provided by Mr. Heintz to New PanAmSat.

BOARD OF DIRECTORS

  The following table sets forth information as to the persons who are expected to serve as directors of New PanAmSat following the Reorganization:

               NAME                                      AGE
               ----                                      ---
               Charles H. Noski, Chairman of the Board    44
               Frederick A. Landman                       49
               Patrick J. Costello                        40
               Steven D. Dorfman                          61
               John J. Higgins                            63
               Ted G. Westerman                           61
               Dennis F. Hightower                        55
               James M. Hoak                              53
               Joseph R. Wright, Jr.                      58

  Charles H. Noski is presently Vice Chairman and Chief Financial Officer of HE, which positions he has held since 1996 and 1993, respectively. He is also a member of HE's board of directors, executive committee and its Office of the Chairman. Mr. Noski is also the Chairman of the Board of Hughes Investment Management Company. He has held various executive positions with HE and its subsidiaries since joining the organization in 1990. HE and Hughes Investment Management Company are all affiliates of New PanAmSat. Mr. Noski is currently the President of New PanAmSat (which position he will resign from by the Closing Date) and a member of its board of directors.

  Frederick A. Landman is presently President and Chief Executive Officer of PanAmSat, which positions he has held since September 1995. Mr. Landman has also been a Director of PanAmSat since October 1994. Mr. Landman has been associated with PanAmSat since its inception in 1984. Prior to 1984, Mr. Landman was Executive Vice President at Galavision, Inc., the pay cable television service of SIN. As Executive Vice President of SIN, Mr. Landman supervised the successful transition from terrestrial to satellite delivery of SIN's television programming. SIN was the first U.S. commercial network to utilize satellite distribution for all of its programming. Mr. Landman began his 11-year career at SIN in 1973 in the research department.

  Patrick J. Costello is presently the Chief Financial Officer and a director of PanAmSat. Mr. Costello was elected as a Director of PanAmSat in October 1996 as a replacement for Reverge Anselmo, who resigned from the PanAmSat Board in September 1996. He has been the Chief Financial Officer of PanAmSat since May 1992. From 1985 through 1992, Mr. Costello was a practicing Certified Public Accountant. It is anticipated that Mr. Costello will serve as a transitional consultant to New PanAmSat for a reasonable period following the Closing Date. See "CERTAIN TRANSACTIONS--PanAmSat."

  Steven D. Dorfman is presently Executive Vice President of HE and Chairman of the Hughes Telecommunications and Space Company, which positions he has held since October 1, 1996. Both companies are affiliates of New PanAmSat, Mr. Dorfman is also a member of HE's Office of the Chairman. Prior to his current position, Mr. Dorfman served as President and Chief Executive Officer of Hughes Space and Communications Company. Prior to that assignment, Mr. Dorfman was President and Chief Executive Officer of HCI. He serves on the board of directors of DIRECTV, American Mobile Satellite Corporation and Galaxy Latin America. He also serves on various boards of directors of subsidiaries of HE.

  John J. Higgins is presently Senior Vice President and General Counsel for HE, an affiliate of New PanAmSat, which positions he has held since 1990 and 1988, respectively. From May 1988 until 1990, Mr. Higgins served as Vice President and General Counsel for HE. Mr. Higgins also serves as a member of HE's Office of the Chairman. He serves on the board of directors of Public Counsel, is a trustee of Siena College, Loudonville, New York, and a member of the Fordham Law School National Alumni Council.

  Ted G. Westerman is presently Senior Vice President and Chief Administrative Officer of HE, an affiliate of New PanAmSat, which positions he has held since 1993 and 1996, respectively. Mr. Westerman is also a member of HE's Office of the Chairman. Prior to that time he had been a Vice President of HE since 1990. He has held various executive positions with HE and its subsidiaries since joining the organization in 1978.

  Dennis F. Hightower is presently a Senior Lecturer on Business Administration at the Harvard University Graduate School of Business Administration, which position he has held since July 1996. He was a senior executive with The Walt Disney Company from June 1987 to June 1996. He was named President of Walt Disney Television & Telecommunications in March 1995. Prior to 1995, Mr. Hightower was President of Disney Consumer Products, Europe, Middle East and Africa. He is a member of the board of directors of the TJX Companies, Inc., the Price Waterhouse Chairman's Advisory Council and the Howard University Board of Trustees.

  James M. Hoak founded Heritage Communications, Inc. (a diversified communications company) in 1971 and served as its Chief Executive Officer until 1991. From 1991 to 1995, Mr. Hoak served as the Chief Executive Officer of Crown Media, Inc. (a cable television company). Mr. Hoak has served as Chairman of the Board of Heritage Media Corporation (a company engaged in targeted marketing services and broadcast television and radio) since its inception in 1987. Mr. Hoak has also served as the Chairman of Hoak Capital Corporation (a private investment company) since September 1991, Chairman of HBW Holdings, Inc. (an investment banking and securities firm) since July 1996 and Chairman of James M. Hoak & Co. Mr. Hoak is a director of Dynamex, Inc., MidAmerican Energy Company, Pier 1 Imports, Inc. and Texas Industries, Inc.

  Joseph R. Wright, Jr. is presently Chairman, CEO and a director of AVIC Group International, Inc., a U.S. public company which develops and finances telecommunications projects in the People's Republic of China. He is also Chairman and a director of GRC International, Inc., a U.S. public company that provides research and technical support to government and private entities. He also serves as Vice Chairman of The Jefferson Group, Inc., a consulting and public relations firm in Washington, D.C. and is Co-Chairman of Baker & Taylor Holdings, Inc., an international book and video distribution company. From 1989 to 1994, Mr. Wright served as Vice Chairman and Executive Vice President and as a director of W.R. Grace & Co. Prior to that, he was Director of the Federal Office of Management and Budget during the Reagan Administration. Mr. Wright also serves on the board of directors of Travelers Group and on the Board of Trustees for Hampton University.

  The New PanAmSat Certificate of Incorporation provides for an initial 10 member board of directors. As long as the Stockholder Agreement is in effect, HCI will designate all members of the New PanAmSat Board not designated by Minority Stockholders; provided that one of the directors designated by HCI shall be Frederick A. Landman as long as he remains Chief Executive Officer of New PanAmSat. It is anticipated that prior to the Closing Date HCI will appoint Mr. Noski, Mr. Landman, Mr. Dorfman, Mr. Higgins, Mr. Westerman,
Mr. Hightower, Mr. Hoak and Mr. Wright. The Minority Stockholders initially are entitled to designate two directors of New PanAmSat, one of whom will be designated by the Class A Holders and one by S Company. It is expected that prior to the Closing Date the Class A Holders will appoint Mr. Costello as a director. As of the date hereof, S Company had not yet indicated who it expects to appoint as a director or if it will appoint a director prior to the Closing Date. The directorship to be filled by S Company will remain vacant until S Company appoints a director. See "OTHER AGREEMENTS--Stockholder Agreement."

DIRECTOR COMPENSATION; COMMITTEES

  New PanAmSat expects to pay each of its non-employee directors a fee of $16,000 per year for services as a director plus $1,000 to $1,500 for attendance at each meeting of the New PanAmSat Board. In addition, New PanAmSat shall reimburse the directors for travel expenses incurred in connection with their duties as directors of New PanAmSat and the non-employee directors will be eligible to participate in the 1997 Stock Plan (as defined below). Patrick J. Costello will not receive a director's fee during the time that he is serving as a transitional consultant to New PanAmSat.

  At the Effective Time, the New PanAmSat Board is expected to have (i) a Disinterested Directors Committee, (ii) an Audit Committee and (iii) a Compensation Committee.

  Disinterested Directors Committee. The Disinterested Directors Committee will be composed of the directors of New PanAmSat that are not existing or retired employees of New PanAmSat or any of its "affiliates" (as defined in Rule 12b-2 under the Securities and Exchange Act of 1934, as amended). Its functions will be to review and recommend (in accordance with Section 7.23 of the Reorganization Agreement and Section 2(c) of the Stockholder Agreement) action on tender offers to acquire outstanding equity interests of New PanAmSat for a period of five years after the Closing.

  Audit Committee. The Audit Committee will be composed of three or more directors of New PanAmSat, none of whom is an officer or employee of New PanAmSat. It will have the powers and responsibilities designated to it by the New PanAmSat Board from time to time. Its functions will be to make recommendations annually concerning the appointment of a firm of independent accountants to audit New PanAmSat financial statements; review the arrangements for and scope of the audit by independent accountants; consider the adequacy of the system of New PanAmSat internal accounting controls and review any proposed corrective actions.

  Compensation Committee. The Compensation Committee will be composed of three or more directors of New PanAmSat, each of whom shall satisfy the "non-employee director" requirements of Rule 16b-3 of the Exchange Act and the "outside director" requirements of Section 162(m) of the Code. It will have the following powers and responsibilities: to review and recommend compensation levels, bonus amounts, stock option grants and benefit plans; to request and review reports from New PanAmSat management on the scope, competence, performance and motivation of management employees; to develop, review and recommend bonus, stock option and similar incentive plans or programs and retirement and welfare plans or programs; to interpret bonus, stock option and similar incentive plans; and to develop, review and recommend changes of major benefit programs.

                NEW PANAMSAT EMPLOYEE BENEFIT AND OPTION PLANS

EMPLOYEE BENEFIT PLANS

  New PanAmSat will offer its employees a comprehensive flexible benefits package that will include the New PanAmSat Savings Plan (the "401(k) Plan"), a health plan offering various medical, dental and vision coverage options, several life, disability and accident insurance programs and a paid time-off plan. The 401(k) Plan will be a defined contribution plan intended to qualify under Section 401(a) of the Code that will include a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. Any employee who completes one half year of service and attains age 21 will be eligible to participate in the 401(k) Plan. Each participant will be able to elect to make elective deferral contributions from 1% up to 15% of the participant's compensation subject to a limit ($9,500 for 1997) which is prescribed by the Code and adjusted for inflation periodically. The employer will make 100% matching contributions with respect to each participant's elective deferrals in the form of New PAS Common Stock, up to a maximum of 4% of the participant's compensation. The employer may also make discretionary profit-sharing contributions under the plan. Elective deferral and employer matching contributions will be fully vested at all times. Any employer discretionary profit-sharing contributions will be subject to a 6-year vesting schedule under which the participant will become 20% vested after 2 years of service, 40% vested after 3 years of service, and so on, until the participant becomes 100% vested after 6 years of service. Upon retirement or other termination of employment, a participant's account balance will be distributable to the participant (or to the participant's beneficiary) in accordance with the participant's election. Amounts will be distributed either in a lump sum or in installment payments. It is anticipated that distributions may be made available to participants during their employment in order to satisfy an immediate and heavy financial need which cannot be reasonably satisfied from other sources. It is also anticipated that the 401(k) Plan will permit participants to borrow a portion of their vested account balances pursuant to a uniform and non-discriminatory loan program. See "THE REORGANIZATION AGREEMENT--Certain Benefits Matters."

  Current HCI employees who are participants in HE's defined benefit pension plan (the "HE Pension Plan") and who will become employees of New PanAmSat in connection with the Reorganization will generally receive a lump-sum distribution of their accrued benefits in the HE Pension Plan.

  New PanAmSat employees will generally be eligible to receive "flex credits" ("Flex Credits") equal to 2% of the employee's annual salary. These Flex Credits may be used to purchase health and insurance benefits offered under the New PanAmSat benefits package and, to the extent not utilized for such purposes, may be invested in the New PanAmSat Savings Plan or taken by the employee as taxable income.

LONG-TERM STOCK INCENTIVE PLAN

  It is anticipated that the New PanAmSat Board will adopt, subject to approval by the stockholders of New PanAmSat, the Long-Term Stock Incentive Plan Established in 1997 (the "1997 Stock Plan"). The 1997 Stock Plan is intended to satisfy specific requirements of Section 162(m) of the Code (discussed below) for grants of stock options (and may be amended, to the extent necessary, to satisfy such requirements with respect to restricted stock, performance units and performance shares) and Rule 16b-3 under the Exchange Act. The 1997 Stock Plan is designed to provide long-term incentives and rewards to employees of New PanAmSat, to assist New PanAmSat in attracting and retaining employees with experience and/or ability on a basis competitive with industry practices and to associate the interest of such employees with those of the New PanAmSat stockholders. The 1997 Stock Plan will provide for the issuance of up to 7,456,140 shares of New PAS Common Stock, approximately 5% of the outstanding shares of New PAS Common Stock at the Closing, pursuant to the grant or exercise of stock options (including ISOs), alternate appreciation rights, restricted stock, performance units and performance shares. No single participant may be granted awards pursuant to the 1997 Stock Plan covering in excess of 2,000,000 shares of New PAS Common Stock. Awards may be granted to officers, other employees, directors and independent contractors, as described below.

  Administration. The 1997 Stock Plan will be administered by the Compensation Committee of the New PanAmSat Board. Shares available under the 1997 Stock Plan can be allocated among the various types of awards and among the participants as the Compensation Committee deems appropriate. Awards may be granted for such terms as the Compensation Committee may determine, except that the term of an ISO may not exceed ten years from its date of grant. No awards outstanding on the termination date of the 1997 Stock Plan shall be affected or impaired by such termination. Awards will not be transferable, except by will and the laws of descent and distribution, unless otherwise permitted by the Compensation Committee. The Compensation Committee will have broad authority to set the terms and conditions of individual agreements with participants, other than with respect to the participants' exercise rights upon termination of employment (or services, in the case of a non-employee award recipient) by reason of death, disability, retirement, termination by New PanAmSat without "cause" and upon termination for any other reason. See "Exercisability of Awards" below.

  Exercisability of Awards. Upon the death or disability of a recipient of an award under the 1997 Stock Plan during the recipient's employment (or performance of services in the case of a non-employee) the recipient may exercise any award which is otherwise exercisable on the date of death or disability within one year of termination due to death or disability. In the case of death, the award may be exercised by the recipient's estate or by a person who acquires the right to exercise the award by death of the recipient. In the case of disability, the award may be exercised by the recipient or, if the recipient is incapacitated, by a guardian or legal representative. If the employment (or the performance of services, in the case of a non-employee) of an award recipient terminates by reason of retirement or by reason of termination by New PanAmSat without "cause" (as defined in the 1997 Stock
Plan), the recipient may exercise any award which was exercisable on the date of termination of employment (or services, in the case of a non-employee) within three months of such a termination. It has not yet been determined how long this period will be extended upon disability or retirement. Upon termination of the employment (or services, in the case of a non-employee) of an award recipient for any other reason, any award granted to the individual will terminate. Any award granted which is not exercised within the permissible time following termination of employment (or services in the case of non-employees) will terminate.

  Method of Payment for Stock Options. Upon exercise of any option granted under the 1997 Stock Plan, the optionee must pay to New PanAmSat in full, the exercise price for such shares set by the Compensation Committee on the date of grant and any applicable withholding taxes either in cash, previously owned New PAS Common Stock or a combination of cash and previously owned New PAS Common Stock. In addition, each option agreement must permit the optionee to pay the exercise price through a cashless exercise program established by New PanAmSat or the Compensation Committee with a broker.

  Types of Awards. As indicated above, several types of stock-related grants will be available under the 1997 Stock Plan. A summary of these grants is set forth below:

  . Stock Options. The 1997 Stock Plan authorizes the Compensation Committee to grant options to purchase New PAS Common Stock at an exercise price (the "option price") equal to the fair market value of the New PAS Common Stock at the date of such grant (110% of the fair market value in the case of ISOs granted to ten (10%) percent shareholders of New PAS Common Stock). As noted above, options may be granted either as ISOs or nonqualified options. The principal difference between ISOs and nonqualified options is their tax treatment. See "Federal Income Tax Consequences," below.

  . Alternate Appreciation Rights. The 1997 Stock Plan authorizes the Compensation Committee to grant alternate appreciation rights in conjunction with the grant of options, whether ISOs or nonqualified options. An alternate appreciation right will permit the optionee to be paid the appreciation on the shares underlying the option in lieu of exercising the option. Upon exercise of an alternate appreciation right, the participant will receive an amount, payable in New PAS Common Stock, equal to the difference between the fair market value of the New PAS Common Stock as of the exercise date and the exercise price of the option related to the alternate appreciation right.

  . Restricted Stock. The 1997 Stock Plan authorizes the Compensation Committee to grant restricted stock to individuals with such restrictions as the Compensation Committee may designate.

  . Performance Units. The 1997 Stock Plan authorizes the Compensation Committee to grant performance units to individuals based on performance criteria established by the Compensation Committee.

  . Performance Shares. The 1997 Stock Plan authorizes the Compensation Committee to grant performance shares to individuals based on performance criteria established by the Compensation Committee.

  Amendment and Discontinuance. The 1997 Stock Plan may be amended, altered or discontinued by the Compensation Committee, but no amendment, alteration or discontinuance may be made which would (i) impair the rights of a participant under an award previously granted to him without the participant's consent, except such an amendment made to comply with changes in law or stock exchange rules, (ii) increase the maximum number of shares of New PAS Common Stock which may be issued under the 1997 Stock Plan to all participants or to any one participant (other than increases resulting from "Changes in Capitalization" described below), (iii) extend the period during which any award may be granted or exercised, or (iv) extend the term of the 1997 Stock Plan, without shareholder approval.

  Changes in Capitalization. The 1997 Stock Plan provides that, in the event of any change in the outstanding New PAS Common Stock by reason of a stock dividend or distribution, recapitalization, merger, consolidation, split-up, combination, exchange of shares or the like, the Compensation Committee may appropriately adjust the number of shares of New PAS Common Stock which may be issued under the 1997 Stock Plan, the maximum number of shares in respect of which options or other awards may be granted to any individual during its term, the number of shares of New PAS Common Stock subject to options previously granted, the exercise price of options previously granted, and any and all other matters deemed appropriate by the Compensation Committee.

  Federal Income Tax Consequences. The following discussion is intended only as a brief summary of the federal income tax rules relevant to stock options, alternate appreciation rights, restricted stock, performance units and performance shares. The laws governing tax aspects of awards are highly technical and subject to change.

  . Nonqualified Options and Alternative Appreciation Rights. Upon the grant of a nonqualified option (with or without an alternate appreciation right), the optionee will not recognize any taxable income and New PanAmSat will not be entitled to a deduction. Upon the exercise of such an option or an alternate appreciation right, the excess of the fair market value of the shares acquired on the exercise of the option over the option price (the "spread"), or the consideration paid to the optionee upon exercise of the alternate appreciation right, will constitute compensation taxable to the optionee as ordinary income. In determining the amount of the spread or the amount of consideration paid to the optionee, the fair market value of the stock on the date of exercise is used, except that in the case of an optionee subject to
     Section 16(b) of the Exchange Act, such ordinary income will not be realized until the end of such period, if any, during which a sale of the shares could subject the optionee to suit under Section 16(b), and will be measured by the fair market value of the stock at that time, unless such optionee elects under Section 83(b) of the Code to realize ordinary income at the time of exercise, measured by the fair market value of the stock at that time. The precise application of the foregoing deferral of income rule under applicable rules adopted by the Commission under Section 16 of the Exchange Act is not entirely clear. It appears likely, however, that realization of income will no longer be deferred, at least unless the optionee has other matching purchases of stock during the six-month period prior to the exercise of the option, and perhaps not even then. New PanAmSat, in computing its federal income tax, will generally be entitled to a deduction in an amount equal to the compensation taxable to the optionee.

  . Incentive Stock Options. An optionee who is granted an ISO would not recognize taxable income either on the date of grant or on the date of its timely exercise, although the exercise of an ISO would be an item of tax preference income potentially subject to the alternative minimum tax. Upon disposition of the New PAS Common Stock acquired upon exercise of an ISO, capital gain or loss would be recognized in an amount equal to the difference between the sales price and the option exercise price, provided the participant has not disposed of the New PAS Common Stock within two years of the date of grant and within one year from the date of exercise. When a participant exercises an ISO, New PanAmSat would not generally be entitled to a tax deduction. However, if the participant disposes of stock acquired through exercise of such an option before meeting the required holding period, the participant must generally recognize ordinary income in the amount of the difference between the option exercise price and the fair market value of the New PAS Common Stock on the date of exercise, and New PanAmSat would be entitled to a deduction equal to the amount of ordinary income recognized by the participant. If the holder of an ISO pays the exercise price, in full or in part, with previously acquired shares of New PAS Common Stock, no capital gain or loss is recognized upon the surrender of such previously acquired shares.

  . Restricted Stock, Performance Units and Performance Shares. The federal income taxation of individuals who are awarded restricted stock, performance units or performance shares will depend upon the restrictions and limitations imposed on such awards by the Compensation Committee. During any periods that the awards are subject to substantial limitations or restrictions (for example, restricted shares which are awarded subject to a substantial risk of forfeiture based on the performance of services or the attainment of performance goals), the individual receiving the award will not be subject to current federal income taxation. Concomitantly, during the period when the awards are subject to substantial limitations or restrictions, New PanAmSat will not be entitled to a compensation deduction. However, because the specific limitations and restrictions applicable to these awards are determined solely by the Compensation Committee and are not specified in the terms of the 1997 Stock Plan, no specific discussion of their federal income tax consequences is possible.

  The only benefits determinable as of the date of this Proxy Statement/Prospectus that will be received under the 1997 Stock Plan are stock options to purchase New PAS Common Stock. It is anticipated that Mr. Landman, Mr. Brown, Ms. Saralegui, Mr. Heintz, Mr. Cuminale and Mr. Bednarek will receive grants of 93,750, 31,250, 31,250, 25,000, 12,500 and 12,815 shares, respectively. Such options are anticipated to be granted on the Closing Date. It is anticipated that such options will vest at a rate of 33 1/3% per year over three years commencing on the date of the grant.

ANNUAL INCENTIVE PLAN

  New PanAmSat intends to establish the Annual Incentive Plan (the "Annual Incentive Plan"), effective as of January 1, 1997, subject to approval by New PanAmSat's stockholders. The Annual Incentive Plan is intended to satisfy specific requirements of Section 162(m) of the Code with respect to the payment of performance-based awards. The Annual Incentive Plan will, in its current draft form, provide for the payment to eligible participants of annual incentive cash awards. The annual terms of the plan will correspond to New PanAmSat's fiscal year, running from January 1 through December 31 (the "Plan Year"), with the initial Plan Year to commence on January 1, 1997.

  To be eligible to participate in the Annual Incentive Plan, an individual must be: (i) an employee of New PanAmSat and (ii) recommended by the Chief Executive Officer and considered and approved by the Compensation Committee for participation in the Annual Incentive Plan.

  The Annual Incentive Plan will provide a target bonus for all participants that is tied to pre-established corporate financial performance measures and goals designed to promote shareholder value creation. The performance period with respect to which awards may be payable under the Annual Incentive Plan will generally be the Plan Year, provided that the Committee has the authority and discretion to designate different performance periods under the Annual Incentive Plan.

  Within the first ninety days of each Plan Year, the Compensation Committee will approve or establish in writing one or more performance goals or measures, a specific target objective or objectives with respect to such performance goals or measures, and an objective formula or method for compiling the amount of incentive compensation payable to each participant under the Annual Incentive Plan if the goals are attained.

  As soon as practicable after the end of the Plan Year, the Compensation Committee will certify in writing the extent to which participants have achieved the performance goals and standards for the Plan Year, including the specific target objectives and the satisfaction of any other material terms of the incentive awards. The Compensation Committee will then calculate the amount of each participant's incentive award for the relevant period.

  Approved incentive awards will be payable by New PanAmSat in cash to each participant, or to his or her estate in the case of death, as soon as practicable after the end of each performance period and after the Compensation Committee has certified in writing that the specified goals were achieved.

  An incentive award that would be payable but for the fact that the participant was not employed by New PanAmSat on the last day of the performance period shall either be prorated or not paid, in accordance with the rules and regulations adopted by the Compensation Committee for the administration of the Annual Incentive Plan. In the event that a participant's employment with New PanAmSat terminates voluntarily or for cause, no portion of any target award will be paid. If termination is involuntary or on account of death, disability or retirement, a pro rata award will be paid within a reasonable period of time after the end of the fiscal year in which the termination occurs.

  The maximum amount of compensation payable under the Annual Incentive Plan during any performance period is $1 million for any participant in the Annual Incentive Plan.

DEFERRED COMPENSATION PLAN

  New PanAmSat anticipates that it will implement a plan that will allow its executive officers and certain of its employees to defer compensation. The details of such plan have not yet been finalized by New PanAmSat.

                      OWNERSHIP OF PANAMSAT CAPITAL STOCK

  The following table sets forth certain information regarding the shares of PAS Common Stock beneficially owned as of December 31, 1996 by (i) each person or entity who, insofar as PanAmSat has been able to ascertain, beneficially owned as of such date more than 5% of PAS Class A Common Stock, PAS Class B Common Stock or PAS Ordinary Common Stock, (ii) each of the directors of PanAmSat, (iii) each of PanAmSat's Chief Executive Officer and the four other most highly compensated executive officers of PanAmSat for the fiscal year ended December 31, 1996 and (iv) all directors and executive officers of PanAmSat, as a group (7 persons).

                                                                                           PERCENTAGE OF
                                        NUMBER OF SHARES(2)                             TOTAL CAPITAL STOCK
                                 ---------------------------------- -----------------------------------------------------------
                                                             PAS                                PAS     PERCENTAGE   PERCENTAGE
                                     PAS          PAS      ORDINARY     PAS          PAS      ORDINARY    OF PAS      OF TOTAL
   NAME OF BENEFICIAL              CLASS A      CLASS B     COMMON    CLASS A      CLASS B     COMMON     COMMON       VOTING
        OWNER(1)                 COMMON STOCK COMMON STOCK  STOCK   COMMON STOCK COMMON STOCK  STOCK       STOCK       POWER
   ------------------            ------------ ------------ -------- ------------ ------------ -------- ------------- ----------
Voting Trust
 (3)(5)(6)(19)...........         40,459,432       --         --         100%         --         --        40.5%        49.2%
Article VII Trust Created
 Under the Rene Anselmo
 Revocable Trust Dated
 June 10, 1994
 (3)(4)(6)(12)(19).......         28,955,313       --         --        71.6%         --         --        29.0%        35.2%
Mary Anselmo
 (3)(4)(5)(6)(7)(12)(14)(19)..    30,845,991       --         --        76.2%         --         --        30.8%        37.5%
Frederick A. Landman
 (3)(4)(5)(6)(8)(12)(19)..         4,953,058       --       40,000      12.2%         --          *         4.9%         6.0%
Pier Landman
 (3)(6)(9)(12)(13)(19)...            540,176       --         --         1.3%         --         --           *            *
Reverge Anselmo
 (3)(4)(5)(6)(10)(12)(16)(19)..      678,031       --         --         1.7%         --         --           *            *
Lourdes Saralegui
 (3)(4)(5)(6)(11)(12)(19)..          374,099       --       30,000         *          --          *           *            *
Frederick A. Landman
 Irrevocable Trust
 (3)(6)(12)(13)(19)......          2,122,738       --         --         5.2%         --         --         2.1%         2.6%
Rissa Landman Trust
 (3)(6)(12)(13)(19)......             94,534       --         --           *          --         --           *            *
Chloe Landman Trust
 (3)(6)(12)(13)(19)......             94,534       --         --           *          --         --           *            *
Rayce Anselmo Trust
 (3)(5)(6)(12)(14)(19)...            756,271       --         --         1.9%         --         --           *            *
Patrick J. Costello
 (6)(14)(16).............             --           --       17,567        --          --          *           *            *
James W. Cuminale (17)...             --           --       17,000        --          --          *           *            *
Robert A. Bednarek (18)..             --           --       18,000        --          --          *           *            *
Lawrence W. Dam..........             --           --        3,300        --          --          *           *            *
Guillermo Canedo White...             --           --         --          --          --         --          --           --
Univisa Satellite
 Holdings, Inc.(15)......             --       40,459,431     --          --         100%        --        40.5%        49.2%
All executive officers
 and directors as a group
 (7 persons) (4)(5)(12)..         40,459,432       --      125,867       100%         --          *        40.5%        49.2%

--------
 * Less than 1%.

 (1) For purposes of this table, beneficial ownership of securities is defined in accordance with the rules of the Commission and means generally the power to vote or exercise investment discretion with respect to securities, regardless of any economic interests therein. Except as otherwise indicated, PanAmSat believes that the beneficial owners of shares of PAS Ordinary Common Stock listed below have sole investment and voting power with respect to such shares, subject to community property laws where applicable. In addition, for purposes of this table, a person or group is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days after the date of this Proxy Statement/Prospectus. For purposes of calculating the percentage of outstanding shares held by each person listed below, any shares which such person has the right to acquire within 60 days after the date of the Proxy Statement/Prospectus are deemed to be outstanding, but not for the purpose of calculating the percentage ownership of any other person.

 (2) Each share of PAS Class A Common Stock and PAS Class B Common Stock is convertible into one share of PAS Ordinary Common Stock.
 (3) The address of such entity or person is c/o PanAmSat Corporation, One Pickwick Plaza, Greenwich, Connecticut 06830.
 (4) Mary Anselmo, Reverge Anselmo, Frederick A. Landman and Lourdes Saralegui are joint trustees (the "Joint Trustees") under the Article VII Trust Created Under the Rene Anselmo Revocable Trust dated June 10, 1994 (the "Article VII Trust"), which was created by Rene Anselmo (the former Chairman of the Board and Chief Executive Officer of PanAmSat), and succeeded to all of the stock owned by Rene Anselmo on the date of his death; Mrs. Anselmo has the sole power to require or prohibit the sale of the shares owned by this trust.
 (5) Mary Anselmo, Reverge Anselmo, Frederick A. Landman and Lourdes Saralegui are joint voting trustees under the Voting Trust which gives them voting, but not dispositive, power over all of the outstanding shares of PAS Class A Common Stock. The Voting Trust Agreement grants to the Article VII Trust a right of first refusal to purchase the shares of certain holders of voting trust certificates under certain circumstances. Each of Mary Anselmo, Reverge Anselmo, Frederick A. Landman and Lourdes Saralegui, in his or her capacity as joint voting trustee, may be deemed to be the beneficial owner of all the shares of PAS Class A Common Stock held by the Voting Trust, but each of them disclaims beneficial ownership of such shares, other than the shares held in the Voting Trust for his or her benefit. The Voting Trust will terminate on the Effective Date of the Merger.
 (6) The shares of PAS Class A Common Stock held in the Voting Trust consist of (i) 28,955,313 shares held for the benefit of the Article VII Trust,
     (ii) 1,890,678 shares held for the benefit of Mrs. Anselmo, (iii) 678,031 shares held for the benefit of Reverge Anselmo, (iv) 540,176 shares held for the benefit of Pier Landman, (v) 756,271 shares held for the benefit of the Rayce Anselmo Trust, for which Mary Anselmo and Patrick Costello are co-trustees, (vi) 4,953,058 shares held for the benefit of Mr. Landman, (vii) 374,099 shares held for the benefit of Ms. Saralegui,
     (viii) 189,068 shares held for the benefit of trusts for the benefit of Mr. Landman's minor children (the Rissa Landman Trust and Chloe Landman Trust) and (ix) 2,122,738 shares held for the benefit of the Frederick A. Landman Irrevocable Trust, for which Patrick Costello is the sole trustee.
 (7) The shares of PAS Class A Common Stock shown to be owned by Mrs. Anselmo include 28,955,313 shares owned by the Article VII Trust for which Mrs. Anselmo is a Joint Trustee, has sole power to require or prohibit the sale, is the principal beneficiary and for which Mrs. Anselmo claims beneficial ownership, and exclude 8,857,170 shares of PAS Class A Common Stock included in the Voting Trust, as to which she disclaims beneficial ownership.
 (8) The shares of PAS Class A Common Stock shown to be owned by Mr. Landman do not include (i) 28,955,313 shares held for the benefit of the Article VII Trust for which Mr. Landman is a Joint Trustee, (ii) 540,176 shares owned by Mr. Landman's former wife, Pier Landman, (iii) 189,068 shares owned by trusts for the benefit of Mr. Landman's minor children and (iv) 2,122,738 shares owned by the Frederick A. Landman Irrevocable Trust, with respect to all of which Mr. Landman disclaims beneficial ownership. The shares shown to be owned by Mr. Landman also do not include an additional 3,699,079 shares of PAS Class A Common Stock included in the Voting Trust, as to which he disclaims beneficial ownership. The shares of PAS Ordinary Common Stock shown to be owned by Mr. Landman include 40,000 shares of which he has beneficial ownership pursuant to the 1995 Stock Plan.
 (9) The shares of PAS Class A Common Stock shown to be owned by Ms. Landman do not include (i) 189,168 shares held by trusts for Ms. Landman's minor children, for which Ms. Landman is the trustee and for which she disclaims beneficial ownership, and (ii) 2,122,738 shares held by the Frederick A. Landman Irrevocable Trust, for which Ms. Landman is the principal beneficiary and for which she claims beneficial ownership to the extent of her pecuniary interest therein.
(10) The shares shown to be owned by Mr. Anselmo exclude (i) 28,955,313 shares held by the Article VII Trust for which Mr. Anselmo is a Joint Trustee and (ii) an additional 10,826,088 shares of PAS Class A Common Stock included in the Voting Trust, as to which he disclaims beneficial ownership.
(11) The shares shown to be owned by Ms. Saralegui do not include (i) 28,955,313 shares held for the benefit of the Article VII Trust for which Ms. Saralegui is a joint trustee and (ii) an additional 40,085,333 shares of PAS Class A Common Stock included in the Voting Trust, as to which she disclaims beneficial ownership. The shares of PAS Ordinary Common Stock shown to be owned by Ms. Saralegui include 30,000 shares of which she has beneficial ownership pursuant to the 1995 Stock Plan.
(12) These shares of PAS Class A Common Stock are held in the Voting Trust.
(13) Pier Landman is the principal lifetime beneficiary of the Frederick A. Landman Irrevocable Trust, and Rissa Landman and Chloe Landman are the remaindermen.
(14) Rayce Anselmo is the principal lifetime beneficiary of the Rayce Anselmo Trust. Mary Anselmo and Patrick Costello are co-trustees of this trust and disclaim beneficial ownership of the shares owned by this trust.
(15) The address of Univisa Satellite Holdings, Inc. is c/o Univisa, Inc., 2121 Avenue of the Stars, Suite 3300, Los Angeles, California 90067. USHI is a wholly owned subsidiary of Televisa.

(16) Reverge Anselmo resigned from the PanAmSat Board effective October 2, 1996 and Patrick Costello was appointed to replace him. The shares of PAS Ordinary Common Stock shown to be owned by Mr. Costello include 16,500 shares of which he has beneficial ownership pursuant to the 1995 Stock Plan. The shares shown to be owned by Mr. Costello exclude 756,271 shares of Class A Common Stock held for the benefit of the Rayce Anselmo Trust, for which Mr. Costello is the co-trustee and for which shares Mr. Costello disclaims beneficial ownership.
(17) These shares include 15,000 shares of PAS Ordinary Common Stock of which Mr. Cuminale has beneficial ownership pursuant to the 1995 Stock Plan.
(18) These shares include 15,000 shares of PAS Ordinary Common Stock of which Mr. Bednarek has beneficial ownership pursuant to the 1995 Stock Plan.
(19) Immediately before the Record Date, an aggregate of 19,228,017 shares of PAS Class A Common Stock were converted voluntarily by all holders of PAS Class A Common Stock on a pro rata basis into 19,228,017 shares of PAS Ordinary Common Stock. Accordingly, as of the Record Date, the Voting Trust held (i) 100% of the PAS Class A Common Stock, (ii) 50.1% of PAS Ordinary Common Stock, (iii) 40.5% of PAS Common Stock and (iv) 35.0% of the total voting power. The following table sets forth certain information regarding the shares of PAS Common Stock beneficially owned by the Class A Holders as of the Record Date:


                                                                        PERCENTAGE OF
                              NUMBER OF SHARES                       TOTAL CAPITAL STOCK
                          ------------------------- -----------------------------------------------------
                              PAS          PAS          PAS          PAS      PERCENTAGE    PERCENTAGE OF
                            CLASS A      ORDINARY     CLASS A      ORDINARY     OF PAS      TOTAL VOTING
NAME OF BENEFICIAL OWNER  COMMON STOCK COMMON STOCK COMMON STOCK COMMON STOCK COMMON STOCK      POWER
------------------------  ------------ ------------ ------------ ------------ ------------- -------------
Voting Trust............   21,231,415   19,228,017       100%        50.1%        40.5%         35.0%
Article VII Trust
 Created Under the Rene
 AnselmoRevocable Trust
 Dated June 10, 1994....   15,194,535   13,760,778      71.6%        35.9%        29.0%         25.1%
Mary Anselmo............   16,186,684   14,659,307      76.2%        38.3%        30.8%         26.7%
Frederick A.
 Landman(a).............    2,599,157    2,353,901      12.2%         6.1%         4.9%          4.3%
Pier Landman............      283,462      256,714       1.3%           *            *             *
Reverge Anselmo.........      355,802      322,229       1.7%           *            *             *
Lourdes
 Saralegui(b)...........      196,311      177,788         *            *            *             *
Frederick A. Landman
 Irrevocable Trust......    1,113,924    1,008,814       5.2%         2.6%         2.1%          1.8%
Rissa Landman Trust.....       49,608       44,926         *            *            *             *
Chloe Landman Trust.....       49,608       44,926         *            *            *             *
Rayce Anselmo Trust.....      396,859      359,412       1.9%           *            *             *
All Class A Holders.....   21,231,415   19,228,017       100%        50.1%        40.5%         35.0%

--------
*  Less than 1%.
(a) Mr. Landman's shares do not include 40,000 shares of PAS Ordinary Common Stock of which Mr. Landman has beneficial ownership pursuant to the 1995 Stock Plan.
(b) Ms. Saralegui's shares do not include 30,000 shares of PAS Ordinary Common Stock of which Ms. Saralegui has beneficial ownership pursuant to the 1995 Stock Plan.

               PRO FORMA OWNERSHIP OF NEW PANAMSAT CAPITAL STOCK

  The following table sets forth certain information regarding the shares of New PAS Common Stock that will be owned immediately after giving effect to the Merger, the Univisa Contribution (including the Share Repurchase contemplated thereby) and the Asset Contribution, assuming that all holders of PAS Ordinary Common Stock and PAS Class A Common Stock receive the Standard Consideration in the Merger and that S Company receives the equivalent of the Standard Consideration in the Univisa Contribution, by (i) each person or entity expected to beneficially own more than 5% of New PAS Common Stock, (ii) each person expected to be a director of New PanAmSat, (iii) each person expected to be one of the five most highly compensated executive officers of New PanAmSat, based on 1996 compensation levels for PanAmSat and Galaxy executive officers and (iv) all persons expected to be New PanAmSat directors and executive officers, as a group.

                                 BENEFICIAL OWNERSHIP OF
                                    SHARES OF NEW PAS    PERCENTAGE OWNERSHIP OF
 NAME OF BENEFICIAL OWNER (1)         COMMON STOCK            NEW PANAMSAT
 ----------------------------    ----------------------- -----------------------
General Motors Corporation(2)..        106,622,807                71.5%
Mary Anselmo(3)(4)(5)..........         15,422,995                10.3%
Article VII Trust Created Under
 the Rene Anselmo Revocable
 Trust Dated June 10,
 1994(3)(4)(5).................         14,477,656                 9.7%
Satellite Company,
 L.L.C.(6)(7)..................         12,729,715                 8.5%
Charles H. Noski...............            --                       --
Frederick A. Landman(3)(4)(8)..          2,476,529                 1.7%
Patrick J. Costello............            533                       *
Steven D. Dorfman..............            --                       --
John J. Higgins................            --                       --
Ted G. Westerman...............            --                       --
Dennis F. Hightower............            --                       --
James M. Hoak..................            --                       --
Joseph R. Wright...............            --                       --
Lourdes Saralegui(3)(4)(9).....            187,049                   *
Carl A. Brown..................            --                       --
Kenneth N. Heintz..............            --                       --
James W. Cuminale..............              1,000                   *
Robert A. Bednarek.............              1,500                   *
All executive officers and di-
 rectors as a group (14 per-
 sons)(4)......................         17,144,267                10.9%

--------
 * Less than 1%
(1) For purposes of this table, beneficial ownership of securities is defined in accordance with the rules of the Commission and means generally the power to vote or exercise investment discretion with respect to securities, regardless of any economic interests therein. Except as otherwise indicated, Galaxy and PanAmSat believe that the beneficial owners of shares of New PAS Common Stock listed below have sole investment and voting power with respect to such shares, subject to community property laws where applicable. In addition, for purposes of this table, a person or group is deemed to have "beneficial ownership" of any shares which such person has the right to acquire within 60 days after the date of this Proxy Statement/Prospectus. For purposes of calculating the percentage of outstanding shares held by each person listed below, any shares which such person has the right to acquire within 60 days after the date of the Proxy Statement/Prospectus are deemed to be outstanding, but not for the purpose of calculating the percentage ownership of any other person.
(2) The address of such entity is 3044 West Grand Boulevard, Detroit, Michigan 48202-3091. All of such shares will be owned of record by HCI, HCG and HCSS, each of which entity is a wholly owned subsidiary of General Motors Corporation.
(3) The address of such entity or person is c/o PanAmSat Corporation, One Pickwick Plaza, Greenwich, Connecticut 06830.
(4) Mary Anselmo, Reverge Anselmo, Frederick A. Landman and Lourdes Saralegui are the Joint Trustees under the Article VII Trust, which was created by Rene Anselmo (the former Chairman of the Board and Chief Executive Officer of PanAmSat), and succeeded to all of the stock owned by Rene Anselmo on the date of his death. On the Effective Date of the Merger, a majority of the Joint Trustees will have power to vote all of the New PAS Common Stock that will be held by the Article VII Trust and Mrs. Anselmo, as Joint Trustee, will have the sole power to require or prohibit the sale of such shares. Each of the Joint Trustees, in his or her capacity as such, may be deemed to be the beneficial owner of all the shares of New PAS Common Stock that will be held by the Article VII Trust, but each Joint Trustee, other than Mrs. Anselmo, disclaims beneficial ownership of such shares.
(5) The shares of New PAS Common Stock shown to be owned by Mrs. Anselmo include 14,477,656 shares to be owned by the Article VII Trust, for which Mrs. Anselmo is a Joint Trustee, has sole power to require or prohibit the sale, is the principal beneficiary and for which Mrs. Anselmo claims beneficial ownership.
(6) The address of such entity is Fonovisa Centroamerica, S.A., De Popa de Curridabat 25 Mts. Este, Edificio Galerias del Este, Local 8, San Jose, Costa Rica. Satellite Company, L.L.C. is a 100% direct and indirect subsidiary of Grupo Televisa, S.A.
(7) S Company will receive 20,229,715 shares of New PAS Common Stock in the Univisa Contribution. Immediately following S Company's receipt of such shares, New PanAmSat will repurchase for $225 million 7.5 million of such shares.
(8) The shares of New PAS Common Stock shown to be owned by Mr. Landman do not include (i) 14,477,656 shares to be held for the benefit of the Article VII Trust for which Mr. Landman is a Joint Trustee, (ii) 270,088 shares to be owned by Mr. Landman's former wife, Pier Landman, (iii) 94,534 shares to be owned by trusts for the benefit of Mr. Landman's minor children and
    (iv) 1,061,369 shares to be owned by the Frederick A. Landman Irrevocable Trust, with respect to all of which Mr. Landman disclaims beneficial ownership. Pier Landman is the principal lifetime beneficiary of the Frederick A. Landman Irrevocable Trust, and Mr. Landman's minor children are the remaindermen. Pier Landman is also the sole trustee of the trusts for the benefit of Mr. Landman's minor children.
(9) The shares shown to be owned by Ms. Saralegui do not include 14,477,656 shares held for the benefit of the Article VII Trust for which Ms. Saralegui is a Joint Trustee with respect to which Ms. Saralegui disclaims beneficial ownership.

                             CERTAIN TRANSACTIONS

PANAMSAT

  PanAmSat has various satellite service agreements with Televisa and its affiliates. Pursuant to these agreements, PanAmSat received payments in the nine months ended September 30, 1996 aggregating $6.7 million, relating to satellite services provided by the PAS-1 and PAS-3 satellites. At September 30, 1996, approximately $195 million of PanAmSat's expected future cash payments from the PAS-1 and PAS-3 satellites were represented by long-term arrangements with Televisa and its affiliates.

  PanAmSat previously was committed to purchase several million dollars' worth of equipment in connection with a DTH joint venture to be formed by PanAmSat and Televisa pursuant to the Original MOU. This commitment was canceled by PanAmSat pursuant to the Revised MOU and any costs associated with this termination have been reimbursed by Televisa under a separate indemnification agreement. See "THE DTH SALE."

  In November 1995, PanAmSat announced that it would serve as a satellite service provider for the Latin America DTH service to be offered by Globo, Televisa, News Corp. and TCI. PanAmSat signed the 1996 Letter Agreement to provide service to the Latin America JVs on 48 transponders ultimately on PAS-5 and PAS-6, with temporary service on PAS-3 pending the commencement of service on PAS-6. See "BUSINESS OF PANAMSAT--DTH Strategy." Under the 1996 Letter Agreement, Globo, Televisa and News Corp. have agreed to proportionally guarantee 100% of the fees for transponder services to the Latin America JVs. These guarantee obligations may be assigned to TCI and, with PanAmSat's prior written consent, to new equity participants in the Latin America JVs. PanAmSat will receive minimum service fees equivalent to PanAmSat's estimate of the cost per transponder to PanAmSat of designing, launching, operating and insuring each satellite for transponders used by the Latin America JVs. PanAmSat also will receive additional revenue based on subscriber revenues of the Latin America JVs above a certain threshold, except that the transponders that will be used by the Latin America JV operating in Brazil will be charged on a fixed fee basis. The 1996 Letter Agreement also contemplates that three separate full-scale transponder agreements will be entered into for the regions of (i) Brazil, (ii) Mexico and (iii) Latin America (not including Brazil and Mexico) and, with respect to Spanish and/or Portuguese language programming, the United States, Canada and Puerto Rico. The Brazil Transponder Agreement has been entered into with respect to 12 transponders on PAS-6 for Brazil, while the 1996 Letter Agreement remains in force as to the remaining 24 transponders on PAS-6 and 12 transponders on PAS-5 for the other regions. Execution of full-scale transponder agreements for the other two regions is subject to negotiation and no assurance can be given that such full-scale transponder agreements will be executed. The 1996 Letter Agreement and the Brazil Transponder Agreement provide for minimum payments over their respective terms of approximately $1.3 billion, depending upon the actual useful life of the satellites in question, their predicted performance and their in-service dates. On cost-based transponders, PanAmSat will also be eligible to receive revenue sharing from the Latin America JVs.

  Pursuant to the Original MOU, PanAmSat and Televisa intended to establish and operate a Ku-band digital DTH satellite broadcasting business serving Latin America. The Original MOU was terminated and superseded by the Revised MOU, except with respect to the indemnification obligations described above. Pursuant to the Revised MOU and certain oral agreements in principle with Televisa, PanAmSat has DTH Options to purchase equity in certain of the Latin America JVs and the Spain Joint Venture. PanAmSat, Televisa and S Company have entered into the DTH Option Purchase Agreement whereby after the Share Repurchase PanAmSat will sell the DTH Options to either Televisa, S Company and/or their designees for a purchase price of $225 million. The closing of the DTH Sale will occur substantially concurrently with receipt by S Company of the consideration to be paid by New PanAmSat in connection with the Univisa Contribution. PanAmSat has received the written opinion of Salomon Brothers, PanAmSat's financial advisor, to the effect that as of September 19, 1996 and based upon and subject to the qualifications described therein, the consideration to be received by PanAmSat for the sale of the DTH Options represents fair value to PanAmSat for the DTH Options from a financial point of view. See "THE DTH SALE."

  On September 20, 1996, PanAmSat agreed to provide Televisa Spain transponder capacity on five Ku-band transponders on PAS-3, at least three of which will be used to deliver television services to Spain, which may include DTH services. The transponder service fees reflect market rates.

  As of March 31, 1995, PanAmSat entered into a contract with HAC for the construction and delivery of PAS-5. The HAC PAS-5 Contract calls for the delivery of PAS-5 in the spring of 1997. Payments representing approximately 80% of the total cost of the satellite will be made during the period of the satellite's construction and upon completion of the satellite's in-orbit testing, with the remainder of such costs to be paid in the form of incentive payments made over the 15-year period following launch, based upon the satellite's orbital performance. PanAmSat has the option of prepaying the incentive obligations at any time, which incentive obligations are subject to reduction or refund if the satellite fails to meet specific technical operating standards. The HAC PAS-5 Contract provides for a limited pre-launch warranty by HAC which requires HAC to correct or replace any non-conforming goods with conforming goods, if such correction or replacement can be reasonably accomplished as determined by HAC. There are limited liquidated damages of up to $1.0 million payable by HAC in the event of a late delivery which is the fault of HAC. If the delivery is delayed due to the fault of PanAmSat, PanAmSat will be obligated to pay to HAC its reasonable costs incurred as a result of the delay plus a 15% profit component.

  As of March 31, 1995, PanAmSat entered into a binding letter agreement with HAC, acting through Hughes Space and Communications Company ("HSCC") for HSCC, through its affiliate, HCSS, to provide TT&C services for PAS-5 that are equivalent to the TT&C services that are provided to PanAmSat by HCSS. Radio frequency (RF) links for the PAS-5 TT&C service and, at HSCC's request, for PAS-3, are to be provided by PanAmSat. The price for the PAS-5 TT&C services is less than the price charged by HCSS for TT&C services for either PAS-2 or PAS-3. The letter agreement calls for other terms and conditions to be consistent with terms and conditions under which TT&C services for PAS-2 and PAS-3 are provided, subject to certain specified exceptions as to which terms are more favorable to PanAmSat. Although the PAS-5 TT&C agreement contemplated the completion of a full-scale agreement by December 1, 1995, that has not yet occurred. While PanAmSat believes that such agreement will be reached, if it is not, the letter agreement allows the details of the contract to be determined by binding arbitration, if necessary.

  The law firm of Ivey, Barnum & O'Mara, of which James W. Cuminale, Senior Vice President and General Counsel of PanAmSat, was a partner, provided certain legal services to PanAmSat and received nominal fees from PanAmSat during the fiscal year ended December 31, 1995.

  The communications engineering consulting firm of Rubin, Bednarek & Associates, of which Robert A. Bednarek, Senior Vice President, Engineering and Operations, of PanAmSat, was a principal during 1995, provides engineering and technical services to PanAmSat and received fees from PanAmSat of approximately $1.4 million for the fiscal year ended December 31, 1995. Mr. Bednarek terminated his association with Rubin, Bednarek & Associates as of December 31, 1995.

  After the Closing Date, Patrick J. Costello, the current Chief Financial Officer of PanAmSat, will no longer be an officer of PanAmSat or New PanAmSat. However, Mr. Costello will provide consulting services to New PanAmSat for a transitional period following the Closing for a fee equal to a pro rata share of his current salary. In addition, Mr. Costello also has been appointed by the Class A Holders to serve as a Director of New PanAmSat. See "MANAGEMENT OF NEW PANAMSAT--Board of Directors." Mr. Costello, who will no longer serve as Chief Financial Officer of PanAmSat after the Closing Date, will be entitled to receive a severance payment of $975,000 as a result of the Reorganization. See "THE REORGANIZATION--Interests of Certain Persons in the Reorganization."

  Between 1992 and March 2, 1995, PanAmSat operated as the Partnership and prior to 1992 as a sole proprietorship and through other forms of organization. On March 2, 1995, pursuant to an amended Exchange and Subscription Agreement and Plan of Reorganization, PanAmSat, the Partnership and its partners consummated the Conversion. In March 1995, in connection with the Conversion, the Partnership granted to Lourdes Saralegui, Executive Vice President of PanAmSat, a 43% limited partnership interest in the Partnership and Ms. Saralegui became a limited partner of the Partnership. Concurrently with such transaction, the Anselmo Group contributed to the Partnership a limited partnership interest in the Partnership in like amount. Any income tax deduction in an amount which does not exceed $50 million in value which is available to the Partnership as a result of such transaction has been specially allocated to the Anselmo Group.

  PanAmSat believes that each of the transactions described above was on terms at least as favorable to PanAmSat as could be expected by third parties.

  As part of the Conversion, in connection with the merger of a company controlled by the late Rene Anselmo into PanAmSat, Mr. Anselmo and Frederick
A. Landman jointly and severally indemnified PanAmSat against undisclosed liabilities of that company. In addition, in connection with the Conversion, PanAmSat assumed the phantom stock plans of that company. In connection with the termination of such plans by PanAmSat, Patrick J. Costello, Chief Financial Officer of PanAmSat, and Robert A. Bednarek, Senior Vice President, Engineering and Operations of PanAmSat, received cash payments aggregating approximately $964,000 during fiscal 1995.

  Prior to the Conversion, the Partnership made quarterly distributions to its limited partners to pay income taxes for each year that the Partnership had taxable income. Such distributions were calculated using the highest effective combined U.S. federal, state, local and foreign tax rate that was imposed on any partner who was a U.S. person with respect to such partner's allocable share of taxable income of the Partnership for such taxable year. The Partnership Agreement provided that the tax distribution for each taxable year was to be reasonably estimated by the Managing Committee of the Partnership. If the required tax distribution for a taxable year was greater or less than the aggregate of the estimated amounts so distributed by the Partnership, the Partnership was obligated to distribute the excess to the partners, or the partners were obligated to contribute the deficiency to the Partnership, in proportion to their percentage interests. There were no such tax distributions for the year ended December 31, 1996.

HUGHES PARTIES

  Galaxy has been operated since its inception as a separate business unit of HCI, but has been party to many ongoing arrangements and relationships with other companies affiliated with HCI and HE. These inter-company arrangements have included HE's provision of payroll, research, insurance (including medical, dental and vision insurance for Galaxy employees), other employee benefits, retirement and incentive plans, professional development, medical services, long-term disability and general administrative services. Galaxy also has received certain support services from HE's finance, human resources, administration, communications, legal, marketing, technology and research departments. All of such services have been provided to Galaxy by HE on a cost basis. Galaxy also has provided miscellaneous support services to DTVI, formerly a business unit of HCI and incorporated as a separate subsidiary in January 1996, which services have included administrative, legal, human resources and finance services. Galaxy does not anticipate that it will provide such services to DTVI after the Closing Date. Galaxy has contracted with HSC for the construction of each of Galaxy's existing in-orbit satellites and Galaxy's satellites currently under development. From January 1, 1994 to December 31, 1996, Galaxy paid to HSC approximately $333 million in the aggregate in connection with the procurement of long lead items and/or construction of Galaxy I-R, Galaxy III-R, Galaxy VIII-i, Galaxy IX, Galaxy X, Galaxy XI, Galaxy XIII and Galaxy XIV, and, from January 1, 1997 going forward, Galaxy has paid and expects to pay to HSC approximately $450 million pursuant to existing satellite contracts and new agreements for the construction of Galaxy XI, Galaxy XII, Galaxy XIII and Galaxy XIV which Galaxy intends to enter into prior to the Closing Date. Affiliates of HE also have been responsible for arranging for the launch of all of Galaxy's existing in-orbit satellites. Galaxy currently is a party to various other agreements with affiliates of HE with respect to, among other things, (i) the provision of rights to three satellite launch opportunities previously acquired by an affiliate of HE and involving aggregate consideration of approximately $220 million, (ii) the provision of TT&C services for satellites owned by HE affiliates DIRECTV and American Mobile Satellite Corporation in exchange for aggregate consideration of approximately $6.4 million per year, (iii) the lease of transponder capacity to an affiliate of DTVI and Hughes Network Systems for aggregate consideration of approximately $82.4 million per year,
(iv) the leaseback of Galaxy III-R pursuant to which Galaxy is obligated to make lease payments of approximately $39.2 million per year for the term of the lease or until Galaxy exercises its Early Buy Out Option with respect to such satellite, and (v) the lease by Galaxy of its corporate headquarters and network operations facility in Long Beach, California for approximately $.7 million per year. Prior to the Closing Date, Galaxy also intends to enter into a new operating lease agreement with an affiliate of DTVI with respect to the lease of transponder capacity on Galaxy VIII-i for approximately $60 million per year (which transponder capacity will replace some of the transponder capacity utilized by such affiliate pursuant to clause (iii) in the preceding sentence).

  For a one-year transition period after the Effective Time, Kenneth N. Heintz, who will be Executive Vice President and Chief Financial Officer of New PanAmSat, will continue to be a vice president of and employed by HE. It is expected that during such transition period New PanAmSat will pay HE for the services provided by Mr. Heintz to New PanAmSat. See "MANAGEMENT OF NEW PANAMSAT--Employment Agreements."

  Both Mr. Heintz and Mr. Brown will be reimbursed for all of their expenses incurred in connection with their relocation to Greenwich, Connecticut. New PanAmSat will reimburse Mr. Heintz for his expenses up to $100,000; any additional costs will be paid for by HE. Mr. Brown will be fully reimbursed by New PanAmSat. Among the expenses that will be covered are home marketing assistance, home purchase assistance, house closing costs, interim living expenses and actual moving costs. In addition, New PanAmSat and HE will provide for spouse career assistance, tax assistance and a relocation allowance. PanAmSat has loaned to Mr. Brown $92,250 at an interest rate of 5 7/10% to facilitate Mr. Brown's purchase of a home in Connecticut. It is anticipated that he will repay this loan by the end of May 1997.

              PROPOSAL TO APPROVE AND ADOPT THE CHARTER AMENDMENT

  One of the purposes of the Special Meeting is to obtain the approval and adoption of the Charter Amendment by PanAmSat's stockholders. The PanAmSat Certificate of Incorporation currently sets forth the name of PanAmSat as "PanAmSat Corporation." The Reorganization Agreement requires that PanAmSat change its name so that New PanAmSat may be named "PanAmSat Corporation." One of the purposes of the Charter Amendment is to change the name of PanAmSat to "PanAmSat International Systems, Inc." immediately prior to the Merger. Accordingly, the PanAmSat Board deemed advisable and approved an amendment to Article One of the PanAmSat Certificate of Incorporation by unanimous written consent dated April 15, 1997 and found such amendment to be in the best interests of PanAmSat and its stockholders.


  The PanAmSat Certificate of Incorporation currently requires or may be deemed to require that any share of PAS Class A Common Stock or PAS Class B Common Stock that is transferred to any entity other than a "Permitted Transferee" under the PanAmSat Certificate of Incorporation will lose its status as such and be converted into a share of PAS Ordinary Common Stock. See "COMPARISON OF STOCKHOLDERS' RIGHTS." Another purpose of the Charter Amendment is to clarify that the direct holder of the PAS Class B Common Stock would not participate in the Merger by reason of such conversion or deemed conversion of the shares of PAS Class B Common Stock upon the consummation of the Univisa Contribution immediately prior to the Merger. It is accordingly a condition to the consummation of the Reorganization that an amendment to the PanAmSat Certificate of Incorporation to clarify that the shares of PAS Class A Common Stock and PAS Class B Common Stock will not be converted into shares of PAS Ordinary Common Stock in connection with the Reorganization Agreement, the Univisa Contribution Agreement and the transactions contemplated thereby, be approved by the requisite holders of PAS Common Stock and be effective prior to the consummation of the Univisa Contribution. Accordingly, the PanAmSat Board deemed advisable and approved an amendment to Article Five, paragraph 5.8(a) of the PanAmSat Certificate of Incorporation by unanimous written consent dated January 21, 1997 and found such amendment to be in the best interests of PanAmSat and its stockholders. The number of shares of PAS Class A Common Stock and PAS Class B Common Stock that would be affected by this amendment would be 21,231,415 and 40,459,431, respectively. See "THE SPECIAL MEETING--Record Date; Shares Entitled to Vote; Vote Required," and "THE REORGANIZATION AGREEMENT--Terms of the Reorganization."

  The PanAmSat Certificate of Incorporation currently requires that in any merger, consolidation or business combination, the consideration to be received per share by the holders of PAS Class A Common Stock, PAS Class B Common Stock and PAS Ordinary Common Stock must be identical for each class of stock. In the Merger, the direct holder of the PAS Class B Common Stock will not receive the Merger Consideration; instead, the indirect parent of such holder, S Company, will receive consideration pursuant to the Univisa Contribution Agreement equal in amount and form (subject to proration, as applicable) to the Merger Consideration payable on account of each share of PAS Class A Common Stock and PAS Ordinary Common Stock. Furthermore, S Company may be deemed to receive certain additional benefits from the Share Repurchase and the DTH Sale. A further purpose of the Charter Amendment is to clarify that receipt of consideration equal to the Merger Consideration and any additional benefits arising from the Reorganization by the indirect holder of the PAS Class B Common Stock, instead of by the direct holder thereof, would not violate the PanAmSat Certificate of Incorporation. Accordingly, the PanAmSat Board deemed advisable and approved an amendment to Article Five, paragraph 5.10 of the PanAmSat Certificate of Incorporation by action at its meeting on January 27, 1997 and found such amendment to be in the best interests of PanAmSat and its stockholders.

  Pursuant to the Principal Stockholders Agreement, the beneficial owners of all of the issued and outstanding shares of PAS Class A Common Stock and PAS Class B Common Stock have agreed to vote all of their shares of PAS Common Stock in favor of the Charter Amendment. Immediately before the Record Date, the holders of PAS Class A Common Stock voluntarily converted the number of shares of PAS Class A Common Stock necessary to constitute a majority of the outstanding shares of PAS Ordinary Common Stock from PAS Class A Common Stock into PAS Ordinary Common Stock. On the Record Date, the beneficial owners of all of the issued and outstanding shares of PAS Class A Common Stock and PAS Class B Common Stock held 100% of the voting power of their respective classes of stock and the holders of Converted Shares held approximately 50.1% of the voting power of the PAS Ordinary Common Stock. Accordingly, approval of the Charter Amendment by each class of PanAmSat's stockholders is assured.

                                 LEGAL MATTERS

  The legality of the shares of New PAS Common Stock to be issued in connection with the Merger is being passed upon for New PanAmSat by Chadbourne & Parke LLP. Certain tax consequences of the Merger also will be passed upon by Chadbourne & Parke LLP.

                                    EXPERTS

  The consolidated financial statements of PanAmSat included in this Proxy Statement/Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their report. The consolidated financial statements referred to above have been incorporated herein by reference in reliance upon the authority of those firms as experts in giving said reports.

  The financial statements of the Galaxy Business as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  Representatives of each of Arthur Andersen LLP and Deloitte & Touche LLP will be present at the Special Meeting and will be available to respond to questions.

                         FUTURE STOCKHOLDER PROPOSALS

  If the Reorganization is consummated prior to May 20, 1997, the first annual meeting of the stockholders of New PanAmSat is expected to be held in 1997 and PanAmSat will not hold its 1997 Annual Meeting of Stockholders. If the Reorganization is not consummated by May 20, 1997, the 1997 Annual Meeting of Stockholders of PanAmSat is expected to be held on or about May 30, 1997. Any proposal to be included in the Proxy Statement for PanAmSat's 1997 Annual Meeting of Stockholders must have been received by PanAmSat no later than December 15, 1996 in a form that complies with applicable regulations.

  Subject to the foregoing, if any New PanAmSat stockholder intends to submit a proposal at the New PanAmSat 1997 Annual Meeting of Stockholders and wishes such proposal to be considered for inclusion in the proxy materials for such meeting, such holder must submit the proposal to the Secretary of New PanAmSat in writing so as to be received at the offices of New PanAmSat by December 15, 1997. The New PanAmSat Bylaws require that for nominations or other business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of New PanAmSat and such other business must otherwise be a proper matter for stockholder action. In general, to be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of New PanAmSat not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the annual meeting. Notices must be sent to the Corporate Secretary, New PanAmSat, One Pickwick Plaza, Greenwich, Connecticut 06830. Such proposals must also meet the other requirements of the rules of the Commission relating to stockholder proposals.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                          ------
PANAMSAT FINANCIAL STATEMENTS
Report of Independent Public Accountants................................   FIN-1
Balance Sheets--December 31, 1996 and 1995..............................   FIN-2
Statements of Operations--Years Ended December 31, 1996, 1995 and 1994..   FIN-4
Statements of Stockholders' Equity and Partners' Equity for Each of the
 Three Years in the Period Ended December 31, 1996 .....................   FIN-5
Statements of Cash Flows--Years Ended December 31, 1996, 1995 and 1994..   FIN-6
Notes to Financial Statements...........................................   FIN-7
GALAXY FINANCIAL STATEMENTS
Independent Auditors' Report............................................  FIN-20
Balance Sheets--December 31, 1996 and 1995..............................  FIN-21
Statements of Income and Parent Company's Net Investment--Years Ended
 December 31, 1996, 1995 and 1994.......................................  FIN-22
Statements of Cash Flows--Years Ended December 31, 1996, 1995 and 1994..  FIN-23
Notes to Financial Statements...........................................  FIN-24
NEW PANAMSAT FINANCIAL STATEMENTS
Independent Auditors' Report............................................  FIN-31
Consolidated Balance Sheet--December 31, 1996...........................  FIN-32
Notes to Consolidated Balance Sheet.....................................  FIN-33

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
PanAmSat Corporation:

  We have audited the accompanying consolidated balance sheets of PanAmSat Corporation (a Delaware Corporation) and subsidiaries and predecessor entity as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and partners' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PanAmSat Corporation and subsidiaries and predecessor entity as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Stamford, Connecticut
January 27, 1997

                                     FIN-1

                              PANAMSAT CORPORATION

                                 BALANCE SHEETS

                                                 DECEMBER 31,    DECEMBER 31,
                                                     1996            1995
                                                --------------  --------------
                    ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................... $    1,453,055  $   13,562,113
  Accounts receivable, less allowance for
   doubtful accounts of $200,000 and $100,000
   respectively................................     10,235,520       4,881,255
  Prepaid expenses and other current assets....      8,228,455       5,594,999
                                                --------------  --------------
    Total current assets.......................     19,917,030      24,038,367
SATELLITES AND OTHER PROPERTY AND EQUIPMENT,
 AT COST.......................................    864,683,595     609,927,311
  Less: Accumulated Depreciation and
   Amortization................................   (138,091,220)    (79,177,520)
                                                --------------  --------------
                                                   726,592,375     530,749,791
MARKETABLE SECURITIES..........................    379,178,538     495,078,866
SATELLITE SYSTEMS UNDER DEVELOPMENT............    479,748,974     377,383,581
DEBT ISSUANCE COSTS (Net of amortization)......      9,454,276      11,414,920
OTHER ASSETS...................................        472,166         154,287
                                                --------------  --------------
    Total assets............................... $1,615,363,359  $1,438,819,812
                                                ==============  ==============

   The accompanying notes are an integral part of these financial statements.

                                     FIN-2

                              PANAMSAT CORPORATION

                                                   DECEMBER 31,   DECEMBER 31,
                                                       1996           1995
                                                  -------------- --------------

      LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.............  $    4,166,778 $    3,287,250
  Accounts payable..............................       2,318,877        834,405
  Accrued interest..............................       7,109,375      7,109,375
  Accrued liabilities and taxes.................       6,656,741      7,686,452
  Deferred revenue..............................       8,423,704      6,009,836
                                                  -------------- --------------
    Total current liabilities...................      28,675,475     24,927,318
LONG-TERM DEBT..................................     626,009,539    575,283,661
DEFERRED INCOME TAXES...........................      61,631,004     31,573,000
DEFERRED REVENUE................................      71,920,802     41,656,778
OTHER LIABILITIES...............................         687,934        867,934
                                                  -------------- --------------
    Total liabilities...........................     788,924,754    674,308,691
                                                  -------------- --------------
COMMITMENTS AND CONTINGENCIES
PREFERRED STOCK, 12 3/4% Mandatorily
 Exchangeable Senior Redeemable Preferred Stock,
 $0.01 par value, 20,000,000 shares authorized,
 331,284 shares issued and outstanding, 8,838
 shares for accrued dividends...................     329,070,909    287,648,667
                                                  -------------- --------------
STOCKHOLDERS' EQUITY:
  Class A Common Stock, $0.01 par value,
   100,000,000 shares authorized, 40,459,432
   shares issued and outstanding................         404,594        404,594
  Class B Common Stock, $0.01 par value,
   100,000,000 shares authorized, 40,459,431
   shares issued and outstanding................         404,594        404,594
  Common Stock, $0.01 par value, 400,000,000
   shares authorized, 19,089,017 shares issued
   and outstanding..............................         190,891        190,812
  Additional paid-in-capital....................     477,505,039    477,297,753
  Retained earnings.............................      18,862,578     (1,435,299)
                                                  -------------- --------------
    Total stockholders' equity..................     497,367,696    476,862,454
                                                  -------------- --------------
    Total liabilities and stockholders' equity..  $1,615,363,359 $1,438,819,812
                                                  ============== ==============

   The accompanying notes are an integral part of these financial statements.

                                     FIN-3

                              PANAMSAT CORPORATION

                            STATEMENTS OF OPERATIONS

                                            YEAR ENDED DECEMBER 31,
                                    ------------------------------------------
                                        1996           1995           1994
                                    -------------  -------------  ------------
REVENUES:
  Unaffiliated parties............. $ 237,833,855  $ 112,231,953  $ 58,710,472
  Related parties..................     9,108,731      3,922,824     5,033,434
                                    -------------  -------------  ------------
                                      246,942,586    116,154,777    63,743,906
OPERATING EXPENSES:
  Direct expenses-service
  agreements.......................    10,504,777      5,729,290     4,254,122
  Sales and marketing..............    14,012,050      9,542,672     7,179,192
  Engineering and technical
  services.........................    17,337,180     10,659,106     5,811,516
  General and administrative.......    25,349,395     15,687,798     9,767,705
  Depreciation and amortization....    61,333,743     33,411,878    16,330,674
  Compensatory programs............     4,873,596      8,341,040           --
  Reorganization costs.............     4,758,177            --            --
                                    -------------  -------------  ------------
                                      138,168,918     83,371,784    43,343,209
                                    -------------  -------------  ------------
INCOME FROM OPERATIONS.............   108,773,668     32,782,993    20,400,697
INTEREST INCOME....................   (24,275,310)   (20,637,256)   (7,186,549)
INTEREST EXPENSE...................    24,897,084     19,044,771     9,589,322
                                    -------------  -------------  ------------
INCOME BEFORE INCOME TAXES.........   108,151,894     34,375,478    17,997,924
INCOME TAXES.......................    46,431,775     16,829,000           --
                                    -------------  -------------  ------------
NET INCOME.........................    61,720,119     17,546,478  $ 17,997,924
                                    -------------  -------------  ============
PREFERRED STOCK DIVIDEND...........    41,422,242     25,976,655
                                    -------------  -------------
NET INCOME (LOSS) TO COMMON
SHARES............................. $  20,297,877  $  (8,430,177)
                                    =============  =============
PRO FORMA (UNAUDITED) NET INCOME
 AND EARNINGS PER COMMON SHARE:
  Historical net income............                $  17,546,478  $ 17,997,924
  Pro forma adjustment to income
   tax provision...................                   (1,207,000)    7,245,000
                                                   -------------  ------------
  Pro forma net income.............                   18,753,478    10,752,924
                                                   -------------  ------------
  Preferred stock dividend.........                   25,976,655           --
                                                   -------------  ------------
  Pro forma net income (loss) to
   common shares...................                $  (7,223,177) $ 10,752,924
                                                   =============  ============
  Actual and pro forma earnings
   (loss) per common shares........ $        0.20  $       (0.08) $       0.13
                                    =============  =============  ============
  Actual and pro forma weighted
   average number of common shares
   outstanding.....................   100,331,987     89,678,638    85,675,677
                                    =============  =============  ============

   The accompanying notes are an integral part of these financial statements.

                                     FIN-4

                             PANAMSAT CORPORATION

            STATEMENTS OF STOCKHOLDERS' EQUITY AND PARTNERS' EQUITY

                                                            PARTNER'S        COMMON  STOCK
                                                            INTEREST           PAR VALUE           ADDITIONAL
                     LIMITED      GENERAL    PARTNERS'    CONDITIONALLY  -----------------------    PAID-IN       RETAINED
                     PARTNERS    PARTNERS      EQUITY      REDEEMABLE      SHARES       AMOUNT      CAPITAL       EARNINGS
                   ------------  ---------  ------------  -------------  -----------  ----------  ------------  ------------
BALANCE, January
1, 1994..........  $ 59,309,145  $ 537,831  $ 59,846,976  $ 193,936,250          --   $      --   $        --   $        --
 Net Income......    17,817,944    179,980    17,997,924            --           --          --            --            --
 Issuance of
 common stock....           --         --            --             --           100           1           999           --
 Contributions,
 net.............       660,918      6,676       667,594        654,373          --          --            --            --
 Contribution of
 limited
 partner's
 interest........     2,422,500        --      2,422,500            --           --          --            --            --
                   ------------  ---------  ------------  -------------  -----------  ----------  ------------  ------------
BALANCE, December
31, 1994.........    80,210,507    724,487    80,934,994    194,590,623          100           1           999           --
 Net loss for
 period ending
 March 2, 1995...    (6,924,930)   (69,949)   (6,994,879)           --           --          --            --            --
 Capital
 contribution of
 equity interest
 granted to an
 executive.......     3,849,300        --      3,849,300            --           --          --            --            --
 Contribution of
 assets and
 liabilities to
 PanAmSat
 Corporation and
 issuance of
 common stock....   (77,134,877)  (654,538)  (77,789,415)  (194,590,623)  99,692,550     996,925   248,487,113           --
 Cancellation of
 common stock
 upon
 reorganization
 to PanAmSat
 Corporation
 (Note 2)........           --         --            --             --          (100)         (1)         (999)          --
 Issuance of
 preferred
 stock...........           --         --            --             --           --          --            --            --
 Accretion and
 preferred
 dividends
 payable in
 kind............           --         --            --             --           --          --            --    (25,976,655)
 Reverse stock
 split and
 issuance of
 common stock....           --         --            --             --       307,450       3,075   228,810,640           --
 Net Income for
 the period of
 March 3, 1995
 through December
 31, 1995........           --         --            --             --           --          --            --     24,541,356
                   ------------  ---------  ------------  -------------  -----------  ----------  ------------  ------------
BALANCE, December
31, 1995.........           --         --            --             --   100,000,000   1,000,000   477,297,753    (1,435,299)
 Net Income......           --         --            --             --           --          --            --     61,720,119
 Exercise of
 employee stock
 options.........           --         --            --             --         7,880          79       207,286           --
 Accretion and
 preferred
 dividends
 payable in
 kind............           --         --            --             --           --          --            --    (41,422,242)
                   ------------  ---------  ------------  -------------  -----------  ----------  ------------  ------------
BALANCE, December
31, 1996.........  $        --   $     --   $        --   $         --   100,007,880  $1,000,079  $477,505,039  $ 18,862,578
                   ============  =========  ============  =============  ===========  ==========  ============  ============

  The accompanying notes are an integral part of these financial statements.

                                     FIN-5

                              PANAMSAT CORPORATION

                            STATEMENTS OF CASH FLOWS

                                             YEAR ENDED DECEMBER 31,
                                    -------------------------------------------
                                        1996           1995           1994
                                    -------------  -------------  -------------
CASH FLOWS PROVIDED BY OPERATING
 ACTIVITIES:
 Net income.......................  $  61,720,119  $  17,546,478  $  17,997,924
 Adjustments to reconcile net
  income to net cash provided by
  operating activities:
 Depreciation and amortization....     61,333,743     33,411,878     16,330,674
 Deferred income taxes............     30,058,004      8,677,000            --
 Accretion of interest on senior
  subordinated discount notes.....     40,341,610     36,128,588     32,355,546
 Accretion of interest on
  marketable securities...........     (1,347,432)    (1,004,072)      (484,390)
 Interest expense capitalized.....    (39,469,904)   (37,840,680)   (41,038,656)
 Compensation expense granted as
  equity interest.................            --       3,849,300            --
 Compensation expense on exercise
  of employee stock options.......         73,405            --             --
 Changes in assets and
  liabilities:
  Increase in accounts
   receivable.....................     (5,354,265)    (1,946,143)      (664,672)
  Increase in prepaid expenses
   and other current assets.......     (2,633,456)    (1,838,622)    (3,120,439)
  (Increase) decrease in tax
   distribution receivable........            --       6,671,967     (6,671,967)
  Increase (decrease) in accounts
   payable........................      1,484,472       (837,248)       996,779
  Increase (decrease) in accrued
   liabilities and taxes..........     (1,029,711)     5,169,191     (1,208,956)
  Increase in deferred revenue....     32,677,892     27,045,197     11,603,136
  Decrease in other liabilities...       (180,000)       (60,000)       (11,000)
                                    -------------  -------------  -------------
   NET CASH PROVIDED BY OPERATING
    ACTIVITIES....................    177,674,477     94,972,834     26,083,979
                                    -------------  -------------  -------------
CASH FLOWS FROM INVESTING
 ACTIVITIES:
 Expenditures for property and
  equipment.......................    (22,251,315)   (13,476,119)   (10,474,642)
 Expenditures for satellite
  systems under development.......   (280,857,781)  (333,051,711)  (300,217,208)
 Purchase of marketable
  securities......................            --    (488,789,459)           --
 Proceeds from maturity of
  marketable securities...........    117,247,760     50,000,000    247,753,638
 Proceeds from insurance claim
  receivable......................            --     191,084,380            --
 Increase in other assets.........       (319,955)       (83,217)      (120,515)
                                    -------------  -------------  -------------
   NET CASH USED IN INVESTING
    ACTIVITIES....................   (186,181,291)  (594,316,126)   (63,058,727)
                                    -------------  -------------  -------------
CASH FLOWS FROM FINANCING
 ACTIVITIES:
 Partner's conditionally
  redeemable capital
  contribution....................            --             --      50,000,000
 Capital contributions, net.......            --             --       1,321,967
 Proceeds from preferred stock
  offering, net...................            --     263,377,104            --
 Proceeds from issuance of common
  stock, net......................            --     228,813,715            --
 Deferred offering costs..........            --             --      (1,705,093)
 Repayments of long-term debt.....     (3,736,204)    (2,139,623)    (1,082,762)
 Proceeds from exercise of
  employee stock options..........        133,960            --             --
                                    -------------  -------------  -------------
   NET CASH PROVIDED BY (USED IN)
    FINANCING ACTIVITIES..........     (3,602,244)   490,051,196     48,534,112
                                    -------------  -------------  -------------
   NET (DECREASE) INCREASE IN CASH
    AND CASH EQUIVALENTS..........    (12,109,058)    (9,292,096)    11,559,364
CASH AND EQUIVALENTS, beginning of
 year.............................     13,562,113     22,854,209     11,294,845
                                    -------------  -------------  -------------
CASH AND EQUIVALENTS, end of
 year.............................  $   1,453,055  $  13,562,113  $  22,854,209
                                    =============  =============  =============
SUPPLEMENTAL DISCLOSURES OF CASH
 FLOW INFORMATION:
 Cash received for interest.......  $  22,927,878  $  19,633,184  $  10,497,017
                                    =============  =============  =============
 Cash paid for interest...........  $  24,897,084  $  20,756,864  $  18,015,432
                                    =============  =============  =============
 Cash paid for taxes..............  $  15,122,000  $   8,845,000  $         --
                                    =============  =============  =============

   The accompanying notes are an integral part of these financial statements.

                                     FIN-6

                             PANAMSAT CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

(1) PRINCIPLES OF PRESENTATION:

  On March 2, 1995, pursuant to the amended Exchange and Subscription Agreement and Plan of Reorganization, PanAmSat Corporation (the "Company"), PanAmSat, L.P. (the "Partnership") and its partners consummated various transactions whereby the Company acquired the Partnership and converted it to corporate form. In connection therewith, (i) Rene Anselmo and affiliated persons and entities (the "Anselmo Group") exchanged their interests in the Partnership for shares of Class A Common Stock representing approximately 49.66% of the outstanding common stock of the Company, (ii) Univisa Satellite Holdings, Inc. ("Univisa") exchanged its interest in the Partnership for shares of Class B Common Stock representing approximately 50.15% of the outstanding common stock of the Company and (iii) a partner of the Partnership exchanged his interest in the Partnership for shares of Common Stock representing approximately 0.19% of the outstanding common stock of the Company. The Amended and Restated Certificate of Incorporation of the Company provides, among other things, the holders of the Class A Common Stock with the ability to elect a majority of the Company's board of directors and the Anselmo Group and Univisa with a veto over certain significant corporate transactions of the Company. On September 27, 1995, the Company completed an initial public offering of 18,920,000 shares of common stock, including 4,595,676 shares held by certain selling stockholders, and received net proceeds of approximately $229 million.

  Prior to the conversion, the Partnership operated under terms of the Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement") dated December 31, 1992. Univisa, a wholly owned subsidiary of Grupo Televisa, S.A. ("Televisa") and a general partner in the Partnership, made cash investments in partnership units of $200 million.

  All assets and liabilities transferred were reflected at historical cost by the Company and the Partnership. Accordingly, the accompanying financial statements reflect the combined assets, liabilities, equity and operations of the Company and the Partnership as if they had operated as a single entity since their respective dates of organization. The accompanying financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

(2) BUSINESS DESCRIPTION:

  The business of the Company is to operate an international telecommunications satellite system. The Company currently provides video, data and voice telecommunications services in North America, South America, Europe and Africa via its PAS-1 satellite ("PAS-1") and PAS-3 satellite ("PAS-3"), in the Asia-Pacific region via its PAS-2 satellite ("PAS-2") and in Europe, Africa and Asia via its PAS-4 satellite ("PAS-4"). PAS-1 was launched in June 1988, PAS-2 in July 1994, PAS-4 in August 1995 and PAS-3 in January 1996. The Company currently intends to construct and deploy four additional satellites over the Atlantic, Atlantic, Indian, and Pacific ocean regions, respectively (see Note 6). In addition, the Company intends to pursue providing satellite capacity to customers offering direct-to-home ("DTH") services internationally and has entered into various agreements relating to the provision of satellite capacity for DTH services in Latin America and Spain (see Note 4). The development, launch and operation of telecommunications satellites involve significant risks of construction delays, launch delays, launch failure or damage to a satellite following its launch which may reduce its performance or result in its destruction. Such delays, launch failures or damage would adversely affect operating results.

  The Company holds a license from the Federal Communications Commission ("FCC") to operate PAS-1 in geostationary orbit at 45 degrees West Longitude, PAS-2 at 191 degrees West Longitude, PAS-3 at 43 degrees West Longitude and PAS-4 at 68.5 degrees East Longitude. The Company has obtained or applied for authorizations from the FCC for an all Ku-band satellite, additional C/Ku-band hybrid satellites and for new Ka-band satellites. Conditional authority has been received for additional satellites at 72 degrees East Longitude and 43 degrees West Longitude (to be co-located with PAS-3). The Company has also filed applications with the

                                     FIN-7

                             PANAMSAT CORPORATION

FCC for additional C/Ku-band hybrid satellites at 194 degrees West Longitude, 58 degrees West Longitude (the Company has informally requested the FCC associate this application with the 81 degree West Longitude orbital location), 68.5 degrees East Longitude (to be co-located with PAS-4), 79 degrees West Longitude (the Company has informally requested the FCC to associate this application with the 81 degree West Longitude orbital location), and 93 degrees West Longitude. The Company has filed applications with the FCC for Ka-band satellites at 58 degrees, 79 degrees, 43 degrees, 45 degrees, and 103 degrees West Longitude, and at 169 degrees, 166 degrees, 68.5 degrees, and 72 degrees East Longitude. The Company's wholly-owned subsidiary, PanAmSat Carrier Services, Inc., has an FCC authorization to provide common carrier service via PAS-1. The Company also holds licenses to provide domestic and international satellite communications services in France, Germany, the United Kingdom, Ecuador, Argentina, Pakistan and Japan.

  The Company provides telecommunications services under long-term and occasional (spot) booking arrangements, a majority of which are with foreign entities, including Univisa affiliates.

  The following summarizes the Company's foreign and domestic sales:

                                                      DECEMBER 31,
                                          -------------------------------------
                                              1996         1995        1994
                                          ------------ ------------ -----------
Sales to unaffiliated customers:
 United States........................... $ 98,983,567 $ 49,936,228 $26,175,302
 Central and South America...............   47,673,139   29,078,131  23,680,874
 Other foreign...........................   91,177,149   33,217,594   8,854,296
                                          ------------ ------------ -----------
                                          $237,833,855 $112,231,953 $58,710,472
                                          ============ ============ ===========

  Future cash payments expected from customers under all long-term arrangements for satellites in service (see Note 5) aggregate approximately $2.4 billion as of December 31, 1996, excluding any DTH service agreements described in Note 4. Such cash payments may be reduced for outage or transponder failure and may be further reduced for "lowest price" provisions for like transponder capacity given to similarly situated customers. Approximately $229.8 million of such arrangements at December 31, 1996 are terminable at the customer's option after a minimum service period.

(3) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

USE OF ESTIMATES--

  The preparation of financial statements in conformity with generally accepted accounting principles requires the use of certain estimates by management in determining the reported amount of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

REVENUE RECOGNITION--

  The Company enters into contracts to provide satellite capacity and related services. These contracts generally provide for the use of satellite and, in certain cases, earth station and teleport facilities for periods ranging from one year to the life of the satellite. Virtually all contracts stipulate payment terms in U.S. dollars.

  Service agreements and occasional (spot) services. Revenues under service agreements and occasional (spot) services are recognized as services are performed and billed. The Company has certain obligations, including providing spare or substitute capacity if available, in the event of satellite service failure under certain long-term agreements. If no spare or substitute capacity is available, the agreements may be terminated. Except for certain deposits, the Company is not obligated to refund payments previously made.


                                     FIN-8

                             PANAMSAT CORPORATION

  Transponder contracts. Long-term transponder contracts provide for use of a transponder for the life of the transponder. Payments for the transponder are made over a shorter period, usually seven years. Uncured transponder failures during the payment period result in cessation of customer payments. The Company is not required to refund any portion of customer payments if a transponder fails. The economic risk of loss passes to the customer upon receipt of final payment by the Company.

  Revenue under transponder contracts is recognized ratably over the payment period, and a pro rata share of the cost of the satellite system and a pro rata share of future telemetry, tracking and control ("TT&C") costs for the life of the satellite are expensed over the same period. Accordingly, no revenue will be recognized beyond the payment period, usually seven years, and all estimated costs related to these transponders will have been recognized as of the final payment date. Revenues of approximately $3.2 million, $3.6 million, and $4.5 million for the years ended December 31, 1996, 1995 and 1994, respectively, are included in the accompanying statements of operations relating to such contracts.

CASH AND CASH EQUIVALENTS--

  Cash and cash equivalents consists of cash on hand and highly liquid investments with maturities at date of acquisition of three months or less.

ACCOUNTS RECEIVABLE--

  Accounts receivable include amounts earned under service agreements and occasional (spot) services which are billable as performed.

MARKETABLE SECURITIES--

  Marketable securities consist of debt securities issued by the United States Treasury and other U.S. government corporations and agencies, corporate debt securities and other securities (primarily investments in money market funds consisting of the aforementioned securities) and have maturity dates within one year. The carrying amounts of these securities are approximately $130.8 million, $103.7 million and $144.7 million, respectively at December 31, 1996. The Company has classified the debt securities as held-to-maturity and, accordingly, are recorded at amortized cost, which approximates fair value. The money market funds are recorded at cost plus accrued income, which approximates fair value. Proceeds of these securities are intended to be used for the satellite systems under development and, accordingly, are classified as long-term.

SATELLITES AND OTHER PROPERTY AND EQUIPMENT--

  Satellites and other property and equipment are stated at historical cost. The cost of the PAS-1, PAS-2, PAS-3 and PAS-4 satellite system includes all construction costs, incentive obligations, launch costs, launch insurance, direct development costs, and capitalized interest. Substantially all other property and equipment consists of the Company's teleport facilities.

  Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets as follows:

                                                                 ESTIMATED LIVES
                                                                     (YEARS)
                                                                 ---------------
     PAS 1, PAS 2, PAS-3, and PAS-4 satellite system............      13-15
     Communications equipment...................................          7
     General support equipment..................................       5-10
     Buildings..................................................         25


                                     FIN-9

                             PANAMSAT CORPORATION

  The estimated useful lives of the satellites were determined by an engineering analysis performed at the in-service dates. The original estimated useful lives are periodically reviewed using current TT&C data provided by various service providers. To date, no significant change in the original estimated useful lives has resulted. The telecommunications industry is subject to rapid technological change which may require the Company to revise the estimated useful lives of its satellites and communications equipment or to adjust their carrying amounts.

  Research and development costs and maintenance and repairs are charged to operations as incurred.

SATELLITE SYSTEMS UNDER DEVELOPMENT--

  Expenditures for satellite systems under development include construction, launch and launch insurance progress payments, certain direct development costs, capitalized interest, and components for a spare satellite (see Note
6).

  Cost of satellites which are lost at launch are carried, net of any insurance proceeds, in satellite systems under development. The remaining net amounts are depreciated proportionately over the estimated useful lives of related satellites placed in service.

DEBT ISSUANCE COSTS--

  Debt issuance costs relate to the issuance of the Company's 9 3/4% Senior Secured Notes ("Senior Secured Notes") and the Company's 11 3/8% Senior Subordinated Discount Notes ("Discount Notes") in August 1993. These costs totaled approximately $16.2 million at December 31, 1996, and are being amortized over the life of the Notes using the interest method. The accumulated amortization at December 31, 1996 is approximately $6.7 million.

INCOME TAXES--

  As a result of the conversion of the Partnership to a corporation on March 2, 1995, the Company files corporate federal and state income tax returns. This change in tax status was recognized by establishing deferred tax assets and liabilities for temporary differences between the tax basis of assets and liabilities and amounts reported in the balance sheet at the date of conversion (see Note 9).

  The current provision for income taxes represents actual or estimated amounts payable or refundable on tax returns filed or to be filed for each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the balance sheets. The overall change in deferred tax assets and liabilities for the period measures the deferred tax expense for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to tax expense in the period of enactment.

EARNINGS PER SHARE--

  The unaudited pro forma earnings per share have been calculated and presented on a pro forma basis (i) to reflect the pro forma adjustments to the income tax provision as if the Company had been incorporated and (ii) as if the shares issued to effect the conversion of the Partnership to corporate form and to effect a .859399 for 1 reverse split of the Company's common stock on September 15, 1995 were outstanding for all periods presented and (iii) to reflect the weighted average number of common shares issued in the Company's initial public offering. When dilutive, stock options are included in the weighted average number of shares outstanding using the treasury stock method.


                                    FIN-10

                             PANAMSAT CORPORATION

NET INCOME (LOSS) ALLOCATION--

  The Partnership Agreement had provided that profits and losses of the Partnership be allocated among the partners' percentage interests.

(4) SATELLITE CAPACITY FOR DTH SERVICES:

  In November 1995, the Company announced that it would serve as a satellite service provider for a Latin America DTH service ("Latin America DTH") to be offered by the Globo Organization ("Globo"), Televisa, The News Corporation Limited ("News Corp.") and Tele-Communications International, Inc. ("TCI"). On February 29, 1996, the Company signed a binding letter agreement with Globo, Televisa, and News Corp. (the "1996 Letter Agreement") to provide service to a series of joint ventures (the "Latin America JVs") to be formed by them and TCI on 48 transponders ultimately on PAS-5 and PAS-6 with temporary service on PAS-3 pending the commencement of service on PAS-6. Also under the 1996 Letter Agreement, Globo, Televisa, and News Corp. have agreed to proportionally guarantee 100 percent of the fees for transponder services to the Latin America JVs. These guarantee obligations may be assigned to TCI and, with the Company's prior written consent, to new equity participants in the Latin America JVs. The Company will receive minimum service fees equivalent to the Company's best estimate of the cost per transponder to the Company of designing, launching, operating and insuring each satellite for the transponders used by the Latin America JVs. The Company also will receive additional revenue based on subscriber revenues of the Latin America JVs above a certain threshold, except that the transponders on PAS-3 and PAS-6 that will be used by the Latin America JV operating in Brazil will be charged on a fixed fee basis. On June 26, 1996, a full-scale agreement was executed for service in Brazil on twelve transponders (the "Brazil Agreement"). The 1996 Letter Agreement remains in force for the remaining 36 transponders. Globo and News Corp. have proportionately guaranteed the obligations under the Brazil Agreement.

  On September 20, 1996, the Company entered into an agreement with Televisa S.A. de C.V., an affiliate of Televisa, to provide transponder service on up to five PAS-3 Ku-band transponders, at least three of which will be used for distribution of television services in Spain, which may include DTH services. The service fees reflect market rates. This agreement superseded a verbal agreement in principle with Televisa whereby PanAmSat and Televisa had intended to form a joint venture to offer DTH services in the Iberian Peninsula.

  Concurrently with the Combination (see Note 13) and immediately following the Univisa Contribution, 7.5 million shares of New PanAmSat common stock received by Satellite Company, L.L.C., a Nevada limited liability company ("S Company") and a subsidiary of Televisa, in connection with the Univisa Contribution will be repurchased by New PanAmSat for $225 million. Following such repurchase, either Televisa, S Company and/or their designees will purchase for $225 million all of PanAmSat's rights to purchase from Televisa equity interests in certain joint ventures to be formed to offer DTH services in Latin America and the Iberian Peninsula.

  The Company also has significant investments in and commitments for PAS-5 and PAS-6 (see Note 6) which it had intended to use in the proposed DTH business. Pursuant to the Reorganization Agreement, it is anticipated that the Company's rights to acquire equity interests in the Latin American JVs will be sold at the closing of the Reorganization.

(5) SATELLITES AND OTHER PROPERTY AND EQUIPMENT:

  The Company's principal operating assets consist of PAS-1, PAS-2, PAS-3 and PAS-4. The Company has in-orbit insurance coverage of $60 million for PAS-1 through August 26, 1997. In-orbit insurance coverage for PAS-2, PAS-3 and PAS-4 of $188 million, $215 million and $212 million, respectively, expires on May 21, 1997. The Company intends to obtain new in-orbit insurance coverage to become effective upon these expiration dates. The Company operates terrestrial sites and network control centers in Homestead, Florida, Ellenwood, Georgia and Napa, California.

                                    FIN-11

                             PANAMSAT CORPORATION

  Satellites and other property and equipment balances are as follows:

                                                        DECEMBER 31,
                                                 ---------------------------
                                                     1996           1995
                                                 -------------  ------------
   Satellites in service (PAS 1, PAS-2, PAS-3
    and PAS 4).................................. $ 800,336,064  $568,338,771
   Buildings and leasehold improvements.........    22,821,996    14,554,391
   Communications and support equipment.........    39,536,928    25,057,147
   Land.........................................     1,988,607     1,977,002
                                                 -------------  ------------
                                                   864,683,595   609,927,311
   Less: Accumulated depreciation and
    amortization................................  (138,091,220)  (79,177,520)
                                                 -------------  ------------
                                                 $ 726,592,375  $530,749,791
                                                 =============  ============

(6) SATELLITE SYSTEMS UNDER DEVELOPMENT:

  The Company has contracted with Hughes Aircraft Company ("Hughes") to construct a satellite, PAS-5, to be deployed over the Atlantic Ocean region. The Company has also contracted with Space Systems/Loral ("Loral") for the construction and delivery of PAS-6, PAS-7 and PAS-8, and for the option to purchase up to two additional satellites and up to four spare satellites pursuant to the Loral Satellite Contract. PAS-6, PAS-7 and PAS-8 are to be deployed over the Atlantic, Indian and Pacific ocean regions, respectively. PAS-5 and PAS-6 will be suitable for DTH broadcast purposes and are scheduled to be delivered in 1997. PAS-7 and PAS-8 are scheduled to be delivered in 1997 and 1998, respectively.

  The Hughes and Loral contract terms include progress payments payable monthly during the period of the satellites' construction and incentive obligations payable monthly with interest ranging from 9.5% to 10% per annum over a period of 10-15 years, scheduled to commence after the delivery and launch of the satellites. The incentive obligations are subject to reduction or refund (as applicable) if the satellites fail fully to meet specific technical operating standards. The contracts contain rights to cancellation, which would result in the forfeiture of all progress payments with escalating termination payments.

  The Company has entered into launch contracts with International Launch Services ("ILS") for the launch of three satellites and Arianespace S.A. ("Arianespace") for the launch of one satellite. The Company expects to launch PAS-5 and PAS-8 under the ILS contract from Khazakhstan using Proton rockets and PAS-6 using an Ariane IV launcher. The Company has also entered into a multi-launch agreement ("Multi-Launch Agreement") with Arianespace which provides for one firm launch, which the Company plans to use for PAS-7, and rights for additional launches. The Company has exercised its rights for an additional launch in late 1999 or early 2000 for an unspecified satellite. The launch contracts provide that the Company may terminate such contracts at its option, and the contracts include termination liability schedules that increase in magnitude as the timing of any such termination approaches the date of launch. The maximum termination liability, calculated in accordance with such schedules, for launch services that have been ordered in connection with any individual launch (including postponement fees) is approximately $45.0 million. Payments made by the Company prior to the Company's election to terminate any such launch contract are offset against any such liability owed.

  The Company has obtained policies for up to an aggregate of $1.2 billion of launch insurance for PAS-5, PAS-6, PAS-7, PAS-8 and a replacement satellite, or if no replacement is required, a satellite to be designated as PAS-9. The Company expects the total cost (including costs for engineering, construction, launch, launch insurance, direct development costs and certain components for a spare satellite) of PAS-5, PAS-6, PAS-7, and PAS-8 to be approximately $846 million, of which the Company has paid $429 million at December 31, 1996. The Company has contracted commitments for approximately $417 million at December 31, 1996 related to its satellite systems under development.


                                    FIN-12

                             PANAMSAT CORPORATION

(7) LONG-TERM DEBT:

                                                            DECEMBER 31,
                                                      -------------------------
                                                          1996         1995
                                                      ------------ ------------
9 3/4% Senior Secured Notes due 2000 (a)............  $175,000,000 $175,000,000
11 3/8% Senior Subordinated Discount Notes due
 2003--accreting to $460,206,000 in August 1998
 (including accreted interest of $121,288,807 and
 $80,947,197 at December 31, 1996 and 1995,
 respectively) (b)..................................   386,289,228  345,947,618
Incentive obligations--payable to Hughes in monthly
 installments including interest at 10%
 collateralized by a security interest in three
 transponders on PAS 2, PAS-3 and PAS-4,
 respectively.......................................    67,201,987   55,111,069
Deferred satellite performance incentive--payable to
 GE Astro in equal monthly installments of $66,075
 including interest at 10%, maturing September 1998;
 collateralized by a security interest in the
 proceeds of future transponder sales from PAS-1....     1,267,969    1,899,661
Note payable--payable to Hughes Network Systems,
 Inc. in monthly installments including interest at
 8.5% collateralized by communications equipment....       417,133      612,563
                                                      ------------ ------------
                                                       630,176,317  578,570,911
Less--Current maturities............................     4,166,778    3,287,250
                                                      ------------ ------------
                                                      $626,009,539 $575,283,661
                                                      ============ ============

--------
(a) Interest on the Senior Secured Notes is payable semi-annually on February 1 and August 1 of each year, commencing February 1, 1994. Interest incurred for the years ended December 31, 1996 and 1995 totaled approximately $17 million per year. The Senior Secured Notes are redeemable after August 1, 1998, in whole or in part, at the option of the Company, at a price of 101.625% declining to 100% of principal plus accrued and unpaid interest, if any, to the date of redemption. The Senior Secured Notes rank senior in right of payment to all subordinated indebtedness of the Company and pari passu in right of payment with all Senior Debt (as defined in the indenture for the Senior Secured Notes). The Senior Secured Notes are secured by liens on certain assets of the Company, including PAS-1, PAS-2, PAS-3 and PAS-4.
(b) Interest on the Discount Notes accretes prior to August 1, 1998 at which time the principal outstanding will be approximately $460.2 million. Interest accreted for the years ended December 31, 1996 and 1995 totaled approximately $40.3 million and $36.1 million, respectively. After August 1, 1998, interest on the Discount Notes will be payable semi-annually on February 1 and August 1 of each year, commencing on February 1, 1999. The Discount Notes are not redeemable prior to August 1, 1998. Thereafter, the Discount Notes are redeemable, in whole or in part, at the option of the Company, at a price of 104.266% declining to 100% of principal plus accrued and unpaid interest, if any, to the date of redemption. The Company will be required to redeem 25% of the original aggregate principal amount of the Discount Notes at a redemption price equal to 100% of the principal amount thereof together with accrued and unpaid interest on each of August 1, 2001 and August 1, 2002. The Discount Notes are unsecured and are subordinated in right of payment to all present and future Senior Debt of the Company, including the Senior Secured Notes.

  The indentures relating to the Senior Secured Notes and Discount Notes contain restrictive covenants that, among other things, impose limitations on the Company and its subsidiaries with respect to their ability to (i) incur additional indebtedness; (ii) make certain investments; (iii) sell assets or apply the proceeds therefrom; (iv) enter into transactions with affiliates and
(v) pay dividends. Under the financial covenants included in these restrictions the Company is not currently permitted to incur additional indebtedness, except as described below, or to make certain investments or pay dividends.


                                    FIN-13

                             PANAMSAT CORPORATION

  Under terms of the Senior Secured and Discount Notes, the Company is limited to borrowing up to $30 million of additional bank debt and/or $15 million of debt in connection with the purchase of certain communications equipment, excluding satellite incentive obligations for PAS-1, PAS-2, PAS-3 and PAS-4. No such indebtedness or availability of such indebtedness existed at December 31, 1996.

  Annual maturities of long-term debt are as follows:

                                                                     AMOUNT
     YEAR ENDING DECEMBER 31,                                     ------------
     1998........................................................ $  4,372,467
     1999........................................................    3,974,298
     2000........................................................  179,390,470
     2001........................................................    4,850,219
     2002 and thereafter.........................................  433,422,085
                                                                  ------------
                                                                  $626,009,539
                                                                  ============

  The fair value of the Company's debt exceeded the carrying value by approximately $46.5 million at December 31, 1996. Capitalized interest totaled approximately $39.5 million, $37.8 million and $41.0 million in 1996, 1995 and 1994, respectively, and is included in satellite systems under development.

(8) PREFERRED STOCK

  On April 21, 1995, the Company consummated the sale of 275,000 shares of Preferred Stock and received proceeds of approximately $261.5 million, net of underwriting discounts and commissions of approximately $10.7 million and offering expenses of approximately $2.5 million. The Company anticipates that all of such net proceeds will be applied to the development, construction and launch of PAS-5 and PAS-6.

  Dividends on the Preferred Stock are payable quarterly in arrears commencing on July 15, 1995. On or before April 15, 2000, the Company may, at its option, pay dividends in cash or in additional fully paid and non-assessable shares of Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends. After April 15, 2000, dividends may be paid only in cash. As of December 31, 1996, 340,122 shares have been issued and accrued.

  The Preferred Stock is not redeemable prior to April 15, 2000. On or after April 15, 2000, the Preferred Stock is redeemable at the option of the Company, in whole or in part from time to time at a redemption price of 106.375% declining to 100% of liquidation value plus accrued and unpaid dividends. The Preferred Stock is subject to mandatory redemption in whole on April 15, 2005 at a price equal to the liquidation preference thereof plus accrued and unpaid dividends. Subject to certain conditions, the Company will be required to exchange all the outstanding shares of Preferred Stock into the Company's 12 3/4% Senior Subordinated Notes due 2005 as soon as practicable following the date that such exchange is permitted by the terms of the Senior Secured Notes and the Discount Notes.

  The fair value of the Company's Preferred Stock exceeded the carrying value by approximately $75.1 million at December 31, 1996.

(9) INCOME TAXES:

  Prior to the conversion, the Partnership was not subject to federal or state income taxes. The partners were required to report their share of income or loss in their respective income tax returns. Under the terms of the Partnership Agreement, quarterly distributions were required for income taxes for each year that the Partnership

                                    FIN-14

                             PANAMSAT CORPORATION
had taxable income. Such distributions were calculated using the highest effective combined U.S. federal, state, local and foreign tax rate that was imposed on any partner which was a U.S. person with respect to such partner's allocable share of taxable income of the Partnership for such taxable year. At December 31, 1994, the Partnership was owed approximately $6.7 million from its partners for quarterly tax distributions made prior to the launch of PAS-2, which resulted in a loss for the year ended December 31, 1994. Such amounts were repaid in 1995.

  Taxable income (loss) for the Company and its predecessor entities was approximately $3.4 million and $(5.5 million) for 1995 and 1994, respectively. Substantially all of the difference between the Company's and its predecessors' book income and taxable income (loss) was attributable to differences in depreciation for tax and financial reporting purposes and customer deposits. As a result of the Partnership conversion, a net deferred tax liability of approximately $22.9 million was recorded March 2, 1995, the conversion date.

  The temporary differences that give rise to the net deferred tax liability and their approximate tax effects as of December 31, 1996 and 1995 are as follows (in thousands):

                                          DECEMBER 31, 1996 DECEMBER 31, 1995
                                          ----------------- -----------------
   Satellites and other property and
    equipment............................     $103,344          $ 52,199
   Customer deposits.....................      (22,517)          (16,694)
   Alternative minimum tax credits.......      (16,854)           (3,097)
   Other.................................       (2,342)             (835)
                                              --------          --------
     Net deferred tax liability..........     $ 61,631          $ 31,573
                                              ========          ========

  The components of the provision for income taxes for the year ended December 31, 1996 and for the period March 2, 1995 through December 31, 1995 are as follows (in thousands):

                                             DECEMBER 31, 1996 DECEMBER 31, 1995
                                             ----------------- -----------------
   Current provision
     Federal................................      $13,721           $ 7,191
     State..................................        1,641               961
   Deferred provision.......................       31,070             8,677
                                                  -------           -------
       Total provision......................      $46,432           $16,829
                                                  =======           =======

  The provisions for income taxes for the year ended December 31, 1996 and for the period March 2, 1995 through December 31, 1995 are reconciled to the amount computed by applying the statutory federal tax rate to income before taxes as follows (in thousands):

                                           DECEMBER 31, 1996 DECEMBER 31, 1995
                                           ----------------- -----------------
   Statutory rate.........................      $37,853           $14,480
   Permanent differences..................        1,772               174
   State income taxes, net of federal
    benefit...............................        6,807             2,175
                                                -------           -------
       Total provision for income taxes...      $46,432           $16,829
                                                =======           =======

  As of December 31, 1996, subject to review by the Internal Revenue Service, the Company has approximately $16.9 million of alternative minimum tax credit carryforwards which have no expiration date.

                                    FIN-15

                             PANAMSAT CORPORATION

PRO FORMA TAX EFFECTS (UNAUDITED)--

  The accompanying statements of operations present, on an unaudited pro forma basis, net income for the years ended December 31, 1995 and 1994 as if the Company had been taxed at corporate federal and state tax rates and as if the conversion occurred on January 1, 1994. The pro forma tax effects assume the net deferred tax liability as described above would have been provided as the related temporary differences arose.

  The components of the pro forma provisions for income taxes for the years ended December 31, 1995 and 1994 are as follows (in thousands):

                                                YEAR ENDED        YEAR ENDED
                                             DECEMBER 31, 1995 DECEMBER 31, 1994
                                            ------------------ -----------------
   Current (benefit) provision
     Federal...............................      $ 5,444            $(1,997)
     State.................................          832               (218)
   Deferred provision......................        9,346              9,460
                                                 -------            -------
       Total pro forma provision...........      $15,622            $ 7,245
                                                 =======            =======

  The pro forma provisions for income taxes for the years ended December 31, 1995 and 1994 are reconciled to the amounts computed by applying the statutory federal tax rate to income before taxes as follows (in thousands):

                                               YEAR ENDED        YEAR ENDED
                                            DECEMBER 31, 1995 DECEMBER 31, 1994
                                            ----------------- -----------------
   Statutory rate.........................       $12,031           $6,299
   Permanent differences..................         1,371              --
   State income taxes, net of federal ben-
    efit..................................         2,220              946
                                                 -------           ------
     Total pro forma provision for income
      taxes...............................       $15,622           $7,245
                                                 =======           ======

  Substantially all of the difference between the Company's income for financial reporting purposes and pro forma taxable income is attributable to the difference in depreciation and customer deposits for tax and financial reporting purposes, and, in 1995, the permanent difference created by a $3.8 million charge related to a grant of a limited partnership interest in the Partnership to the Executive Vice President of the Company, for which the income tax benefit was specially allocated to the Anselmo Group.

(10) RELATED PARTY TRANSACTIONS:

  The Company has an employment agreement with Frederick A. Landman, President and Chief Executive Officer, which terminates December 31, 1997 subject to automatic annual renewal. Total annual base compensation is $600,000 under this agreement.

  The Company has earned revenues of approximately $9.1 million, $3.9 million and $5.0 million for 1996, 1995 and 1994, respectively, from entities affiliated with Univisa. In addition, approximately $193.5 million of the Company's expected future cash payments at December 31, 1996 for PAS-1 and PAS-3 under long-term arrangements are from the same entities.

  The Company had a commitment to purchase certain equipment for a minimum of $2.2 million in connection with the DTH venture described above. This commitment has been canceled by the Company and certain costs associated with this termination have been, and any additional costs will be, reimbursed by Televisa under a separate indemnification agreement.

  Certain engineering and technical services are provided by Rubin Bednarek & Associates, a firm in which an executive of the Company, Robert Bednarek, was a principal until December 31, 1995. Fees paid to this firm were approximately $1,435,000 and $1,097,000 for the years ended December 31, 1995 and 1994, respectively.


                                    FIN-16

                             PANAMSAT CORPORATION

(11) EMPLOYEE BENEFIT PLANS:

NON-QUALIFIED PLANS--

  In December 1991, a predecessor company adopted non-qualified phantom stock plans. In connection with the conversion of the Partnership into a corporation, the plans were assumed by the Company and the Partnership recorded a compensation charge and a liability of approximately $2.8 million, which was the estimated fair value of the phantom shares at that time. The Company was obligated to adjust this liability at each balance sheet date to the then current estimate of fair value. Accordingly, the Company recorded additional charges of $1.7 million in 1995. The liability was paid in connection with the Company's initial public offering.

  Also in connection with the conversion of the Partnership, the Executive Vice President of the Company was granted a Partnership interest from the Anselmo Group which was exchanged for Class A Common Stock upon the consummation of the conversion. As a result, the Partnership recorded a non-recurring compensation charge of approximately $3.8 million with an offsetting increase to capital.

1995 STOCK PLAN--

  Effective March 2, 1995, the Company adopted the PanAmSat Corporation Long-Term Stock Investment Plan (the "Stock Plan"), which provides for the granting of non-qualified stock options, incentive stock options, alternate appreciation rights, restricted stock, performance units and performance shares to executive officers and other key employees of the Company, and to other service providers, including independent contractors of the Company. Restricted stock, performance units and performance shares may be granted in the discretion of the Committee (as defined below) on such terms as the Committee may decide. The maximum number of shares of common stock which may be issued under the Stock Plan is 5,000,000, and the maximum number of shares of common stock which may be issued to any grantee pursuant to the Stock Plan is 2,000,000. The Stock Plan is administered by a committee of the Board of Directors (the "Committee") consisting of at least two directors of the Company. As of December 31, 1996, options for 1,057,345 shares of common stock have been granted under the Stock Plan, including options for 100,000 shares granted to non-employees. Such options are exercisable at prices ranging from $17.00 to $28.75 per share (the stock's market price at the date of grant) and vest ratably over five years.

  The Company accounts for the Stock Plan under APB Opinion No. 25. Had compensation cost for this plan been determined consistent with SFAS No. 123, the Company's net income (loss) and earnings (loss) per share would have been reduced as follows:

                                                          1996        1995
                                                       ----------- -----------
Net income (loss)......................... As Reported $20,297,877 $(8,430,177)
                                             Pro Forma  19,411,228  (9,279,621)
Earnings (loss) per share................. As Reported       $0.20      $(0.08)
                                             Pro Forma        0.19       (0.09)

  A summary of the status of the Company's Stock Plan at December 31, 1996 and 1995 and changes during the years then ended is presented in the table and the narrative below:

                                                 1996              1995
                                           ----------------- -----------------
                                           SHARES  WTD. AVG. SHARES  WTD. AVG.
                                           (000'S)   PRICE   (000'S)   PRICE
                                           ------- --------- ------- ---------
Outstanding at beginning of year..........  1,042       17      --
Granted...................................     63       23    1,047       17
Exercised.................................    (48)      17       (5)      17
                                            -----             -----
Outstanding at end of year................  1,057       17    1,042       17
                                            =====             =====
Weighted average fair value of options
 granted..................................  $4.94      --     $6.76      --

                                    FIN-17

                             PANAMSAT CORPORATION

  994,000 of the 1,057,000 options outstanding at December 31, 1996 have exercise prices of $17 with a weighted average exercise price of $17 and a weighted average remaining contractual life of 4 years. 199,000 of these options are exercisable. The remaining 63,000 options have exercise prices between $17 and $29, with a weighted average exercise price of $23 and a weighted average remaining contractual life of 5 years. None of these options are currently exercisable. There were no options exercisable at December 31, 1995.

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1995 and 1996, respectively: risk-free interest rate of 5.84 percent and 5.35 percent; expected dividend yield of 0 percent and 0 percent; expected lives of 5.0 and 1.7 years; expected stock price volatility of 33.2 percent and 33.2 percent.

COMPENSATION PLANS--

  On April 22, 1996, the Company adopted a General Severance Policy, an Employee Separation Plan and an Executive Severance Pay Program, the first two of which were amended by action of the Board of Directors on October 28, 1996. Under the General Severance Policy, all employees would be entitled to receive a minimum of two weeks' salary and a maximum of 29 weeks' salary upon termination without cause and upon the execution by the employee of a release of all claims against the Company. Under the Employee Separation Plan any employee (other than below) who is terminated without cause following a change in control, as defined, would be entitled to receive six months' continuation of such employee's salary and certain benefits. The Executive Severance Pay Program covers five senior officers and approximately 55 other key employees not covered by the Employee Separation Plan and provides severance benefits of between 1.5 and 3 times the base salary and cash bonus for each such employee's salary payable upon a change in control, as defined. The Reorganization (see Note 13) will constitute a change in control.

  In September 1996, the Company adopted a plan to pay a cash bonus to its employees who would otherwise have qualified for the grant of stock options under the Company's Long-Term Stock Investment Plan. Such compensation totaling $4.8 million was paid in October 1996 in lieu of stock options.

(12) COMMITMENTS AND CONTINGENCIES:

  Orbital control of satellites in service is maintained by various service providers under long-term TT&C agreements totaling approximately $66.8 million. Total annual TT&C costs for satellites in service is approximately $5.2 million per year. TT&C costs are included in Engineering and Technical Services and are generally expensed on a straight-line basis over the term of the agreement.

  The Company has commitments for operating leases primarily relating to equipment and its executive office facilities in Greenwich, Connecticut. These leases contain escalation provisions for increases in rental due to increased real estate taxes and operating expenses. Minimum annual rentals of all leases, exclusive of increases in real estate taxes and operating assessments, are as follows:

     1997............................................................ $1,016,100
     1998............................................................    978,188
     1999............................................................    953,792
     2000............................................................    883,939
     Thereafter......................................................    783,416
                                                                      ----------
                                                                      $4,615,435
                                                                      ==========


                                    FIN-18

                             PANAMSAT CORPORATION

  Total rent expense approximated $1,009,000, $825,000 and $546,000 for the years ended December 31, 1996, 1995 and 1994, respectively.

  In March 1996, Comsat Corporation ("Comsat") initiated an action seeking compensatory damages of $250 million and unspecified punitive damages against the Company, Televisa and News Corp. The complaint alleges that the Company interfered with the alleged termination, by News Corp., of an alleged contract between Comsat and News Corp. Although the Company believes this action is without merit and intends to vigorously contest this matter, it is unable to predict the final outcome of this action at this time.

(13) AGREEMENT AND PLAN OF REORGANIZATION:

  On September 20, 1996 (the "Announcement Date"), the Company and Hughes Electronics Corporation ("Hughes") announced their agreement to combine their respective satellite service operations (the "Combination") into a new publicly held company ("New PanAmSat"). Under the terms of the Agreement and Plan of Reorganization that was entered into on the Announcement Date, the Galaxy Business of Hughes will be combined with the Company to form New PanAmSat. Holders of PanAmSat Common Stock and Class A Common Stock will have three options to receive payment with respect to their outstanding shares: (a) one half share of common stock of New PanAmSat and $15 in cash, (b) one share of common stock of New PanAmSat (subject to proration, as applicable), or (c) $30 in cash (subject to proration, as applicable). The maximum cash consideration to be paid to the Company's direct and indirect stockholders will be equal to $15 multiplied by the number of shares of Common Stock outstanding and Hughes may elect to limit the number of shares of New PanAmSat Stock issued to one-half of the number of shares of PanAmSat Common Stock outstanding at the time. Immediately after the Combination, Hughes will own 71.5% of New PanAmSat unless the Company's direct and indirect stockholders request more shares of New PanAmSat Common Stock than cash and New PanAmSat permits additional shares of its common stock to be issued in lieu of cash to the Company's direct and indirect stockholders. In a separate but related transaction, New PanAmSat will acquire all of the outstanding shares of Univisa, Inc., the indirect holder of all of the Class B Common Stock of the Company, for consideration that is equal in amount and form (subject to proration, as applicable) to the consideration payable on account of each share of PanAmSat Common Stock and Class A Common Stock (the "Univisa Contribution"). Assuming that New PanAmSat pays half stock and half cash as consideration in the Combination and the Univisa Contribution, immediately after the Combination, Hughes will own 71.5% of New PanAmSat, unless the Company's direct and indirect stockholders request more shares of New PanAmSat Common Stock than cash and New PanAmSat permits additional shares of its common stock to be issued in lieu of cash to the Company's direct and indirect stockholders. The Combination requires governmental approval of the U.S. Federal Communications Commission which is expected to be received within six to 12 months of the Announcement Date.

  In connection with the above transactions, the Company has incurred certain professional and advisory fees totaling $4.8 million for the year ended December 31, 1996. The Company expects these fees will aggregate approximately $20 million, with the majority of the remaining fees payable upon the successful completion of the Combination. The Reorganization Agreement includes termination provisions which require that, in the event that the Reorganization Agreement is terminated by the Company, and the Company consummates or agrees to consummate certain business combination transactions, PanAmSat will pay $80 million to Hughes Communications, Inc.

                                    FIN-19

                         INDEPENDENT AUDITORS' REPORT

The Galaxy Business of Hughes Communications, Inc.:

  We have audited the accompanying balance sheet of the Galaxy Business of Hughes Communications, Inc. ("Galaxy") as of December 31, 1996 and 1995 and the related statements of income and parent company's net investment and of cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Galaxy's management. Our responsibility is to express an opinion on the financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such financial statements present fairly, in all material respects, the financial position of Galaxy at December 31, 1996 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Los Angeles, California
February 28, 1997

                                    FIN-20

               THE GALAXY BUSINESS OF HUGHES COMMUNICATIONS, INC.

                                 BALANCE SHEETS

                           DECEMBER 31, 1996 AND 1995
                                 (IN THOUSANDS)

                                                             DECEMBER 31,
                                                         ---------------------
                                                            1996       1995
                                                         ---------- ----------
ASSETS:
Cash.................................................... $       29    $    35
Operating lease and sale receivables....................     21,742     14,494
Net investment in sales-type leases (Note 3)............     20,634     18,788
Prepaid expenses and other receivables..................     23,313     25,038
Deferred income taxes (Note 7)..........................     46,989     38,767
                                                         ---------- ----------
  Total current assets..................................    112,707     97,122
Satellites and other property and equipment, net (Notes
 4 and 5)...............................................    720,225    662,863
Net investment in sales-type leases (Note 3)............    320,610    264,727
Operating lease receivables and other assets............     21,005     22,200
Intangible assets, net of amortization..................     72,896     76,170
Deferred income taxes (Note 7)..........................     28,073     14,896
                                                         ---------- ----------
TOTAL ASSETS............................................ $1,275,516 $1,137,978
                                                         ========== ==========
LIABILITIES:
Accounts payable and accrued liabilities................ $   24,459    $24,049
Accrued in-orbit performance insurance..................     26,481     27,825
Deferred gains on sales and leasebacks (Note 4).........     42,871     27,134
Deferred revenues.......................................      5,424      6,616
                                                         ---------- ----------
  Total current liabilities.............................     99,235     85,624
Deferred gains on sales and leasebacks (Note 4).........    234,751    183,202
Accrued operating leaseback expense.....................    107,841     69,103
Deferred revenues.......................................     31,596     38,658
                                                         ---------- ----------
  Total liabilities.....................................    473,423    376,587
COMMITMENTS AND CONTINGENCIES (Notes 6 and 8)
PARENT COMPANY'S NET INVESTMENT.........................    802,093    761,391
                                                         ---------- ----------
TOTAL LIABILITIES AND PARENT COMPANY'S NET INVESTMENT... $1,275,516 $1,137,978
                                                         ========== ==========

           Reference should be made to Notes to Financial Statements.

                                     FIN-21

               THE GALAXY BUSINESS OF HUGHES COMMUNICATIONS, INC.

            STATEMENTS OF INCOME AND PARENT COMPANY'S NET INVESTMENT

                 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                                 (IN THOUSANDS)

                                       YEAR ENDED DECEMBER 31,
                                      ----------------------------
                                        1996      1995      1994
                                      --------  --------  --------
REVENUES (Note 5):
Outright transponder sales..........   $32,466   $16,335   $41,448
Sales-type leases of transponders...   131,220   133,409    97,747
Operating leases of transponders....   277,074   184,577   134,625
Satellite services and other........    42,010    51,805    54,423
                                      --------  --------  --------
  Total revenues....................   482,770   386,126   328,243
                                      --------  --------  --------
COSTS AND EXPENSES (Note 5):
Cost of outright sales and sales-
 type leases of transponders........    52,969    49,616    45,747
Leaseback expenses, net of deferred
 gain (Note 4)......................    59,927    36,597    36,617
Depreciation and amortization.......    58,523    76,522    54,126
Direct operating costs..............    34,794    29,931    33,627
Selling, general and administrative
 expenses...........................    34,119    30,146    51,595
                                      --------  --------  --------
  Total costs and expenses..........   240,332   222,812   221,712
                                      --------  --------  --------
Operating income....................   242,438   163,314   106,531
Interest expense, net (Note 5)......    (4,903)   (5,828)   (6,826)
Other income........................     2,184     7,892     3,885
                                      --------  --------  --------
Income before income taxes..........   239,719   165,378   103,590
Income tax expense (Note 7).........    89,895    62,017    38,846
                                      --------  --------  --------
NET INCOME..........................   149,824   103,361    64,744
PARENT COMPANY'S NET INVESTMENT,
 beginning of period................   761,391   471,310   407,692
Net contributions from
 (distributions to) parent company..  (109,122)  186,720    (1,126)
                                      --------  --------  --------
PARENT COMPANY'S NET INVESTMENT, end
 of period..........................  $802,093  $761,391  $471,310
                                      ========  ========  ========

           Reference should be made to Notes to Financial Statements.

                                     FIN-22

               THE GALAXY BUSINESS OF HUGHES COMMUNICATIONS, INC.

                            STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                                 (IN THOUSANDS)

                                                  YEAR ENDED DECEMBER 31,
                                                 ----------------------------
                                                   1996      1995      1994
                                                 --------  --------  --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net Income...................................... $149,824  $103,361  $ 64,744
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Cost of outright transponder sales............   14,523     5,990    18,319
  Gross profit on sales-type leases.............  (51,802)  (62,855)  (56,069)
  Depreciation and amortization.................   58,523    76,522    54,126
  Amortization of deferred gains on sales and
   leasebacks...................................  (41,559)  (27,133)  (27,043)
  Provision for doubtful accounts...............    1,315    (6,666)   23,561
  Deferred income taxes.........................  (21,399)  (18,235)    6,817
Changes in operating assets and liabilities:
  Collections of principal on net investment in
   sales-type leases............................   31,204    19,554    10,582
  Prepaid expenses and other receivables........    1,725    (1,604)    6,152
  Operating lease receivables and other assets..   (6,053)   (6,543)   21,232
  Accounts payable and accrued liabilities......      409     4,883    (1,721)
  Accrued in-orbit performance insurance........   (1,344)    3,603    (1,528)
  Accrued operating leaseback expense...........   38,738     3,441     3,919
  Deferred revenues.............................   (8,253)     (481)   (7,501)
                                                 --------  --------  --------
  NET CASH PROVIDED BY OPERATING ACTIVITIES.....  165,851    93,837   115,590
                                                 --------  --------  --------
  CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to satellites and other property and
   equipment.................................... (308,735) (280,543) (114,660)
  Proceeds from sale and leaseback..............  252,000
                                                 --------  --------  --------
  NET CASH USED IN INVESTING ACTIVITIES.........  (56,735) (280,543) (114,660)
                                                 --------  --------  --------
  CASH FLOWS FROM FINANCING ACTIVITIES:
  Net contributions from (distributions to)
   parent company............................... (109,122)  186,720    (1,126)
                                                 --------  --------  --------
  NET CASH PROVIDED BY (USED IN) FINANCING
   ACTIVITIES................................... (109,122)  186,720    (1,126)
                                                 --------  --------  --------
  Net increase (decrease) in cash...............       (6)       14      (196)
  Cash at beginning of the period...............       35        21       217
                                                 --------  --------  --------
  Cash at end of the period.....................      $29       $35       $21
                                                 ========  ========  ========

           Reference should be made to Notes to Financial Statements.

                                     FIN-23

              THE GALAXY BUSINESS OF HUGHES COMMUNICATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                 YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
                                (IN THOUSANDS)

1. GENERAL INFORMATION

  Basis of Presentation and Description of Business--The financial statements relate to the Galaxy Business of Hughes Communications, Inc. ("HCI") ("Galaxy") which consists of the operations of several related entities owned by HCI, itself a wholly owned subsidiary of Hughes Electronics Corporation ("HE"or the "parent company"). The accompanying financial statements have been derived from the historical financial statements of HCI based on assumptions management believes represent a reasonable basis for presenting the results of operations and financial position of Galaxy and include allocations of HE and HCI corporate expenses. Corporate expenses have been systematically allocated to Galaxy based primarily on three factors: total revenues, gross payroll and certain tangible assets. Management believes that this allocation methodology is reasonable and that the allocated costs are comparable to those which Galaxy would have incurred on a stand-alone basis. The financial information included herein may not necessarily reflect the financial position and results of operations of Galaxy in the future.

  Galaxy is a leading provider of commercial satellite services in the United States. Galaxy offers satellite transponder capacity to cable television programmers, broadcast television programmers, business communications customers and direct-to-home ("DTH") service providers, for video, audio and data communications applications. Galaxy operates a fleet of ten commercial geostationary fixed service satellites, nine of which primarily serve the United States and one of which serves both the United States and Latin America. Galaxy also provides satellite telemetry, tracking, and control ("TT&C") services for its own satellite fleet as well as for other satellites owned by DIRECTV, Inc., PanAmSat and American Mobile Satellite Corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Use of Estimates in the Preparation of the Financial Statements--The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts which differ from those estimates.

  Revenue Recognition--Revenues are generated from outright sales, sales-type lease and operating lease contracts with customers to provide satellite transponders, transponder capacity and related services.

  Pursuant to an outright transponder sale contract, all rights and title to a transponder may be purchased. In connection with an outright sale, Galaxy recognizes the sales amount as revenue and the cost basis of the transponder is removed and charged to cost of sales. Contracts for sales of transponders include a TT&C service agreement with Galaxy.

  Lease contracts qualifying for capital lease treatment (typically based on the term of the lease) are accounted for as sales-type leases. For sales-type lease transactions related to completed satellite transponders, at the time that a customer enters into a sales-type lease, Galaxy recognizes as revenue the net present value of the future minimum lease payments. The cost basis of the transponder is removed and charged to cost of sales. During the life of the lease, Galaxy recognizes as revenues in each respective period that portion of each periodic lease payment deemed to be attributable to interest income. The balance of each periodic lease payment represents principal repayment and is recognized as a reduction of net investment in sales-type leases. Interest income from sales-type leases of $41 million, $27 million and $14 million is included in sales-type lease revenues for the years ended December 31, 1996, 1995, and 1994.


                                    FIN-24

              THE GALAXY BUSINESS OF HUGHES COMMUNICATIONS, INC.

  For satellite transponders under construction which have been sold outright or where a sales-type lease has been signed, revenues are recognized using the percentage-of-completion method based on costs incurred.

  Lease contracts that do not qualify as sales-type leases are accounted for as operating leases. Operating lease revenues are recognized on a straight-line basis over the lease terms. Differences between operating lease payments received and revenues recognized are deferred and included in operating lease receivables.

  Revenues related to service agreements and video time-sharing are recognized as services are rendered.

  Galaxy has entered into agreements for the sale and leaseback of certain of its satellite transponders. Gains resulting from such transactions are deferred and amortized over the leaseback period. The leaseback transactions have been classified as operating leases and, therefore, the cost and associated depreciation related to the satellite transponders sold are not included in the accompanying financial statements. Leaseback expense is recorded using the straight-line method over the term of the lease, net of the amortization of the deferred gains. Differences between operating leaseback payments made and expense recognized are deferred and included in accrued operating leaseback expense.

  Satellites and Other Property and Equipment and Depreciation--Satellites and other property and equipment are carried at cost. Satellite costs include construction costs, launch costs, launch insurance, and capitalized interest. Expenditures for satellites under construction include manufacturing, launch and launch insurance progress payments, and capitalized interest amounts. Depreciation is computed generally using the straight-line method over the estimated useful lives of the assets, generally 12 years for satellite transponders and 5 to 18 years for other property and equipment.

  Intangible Assets--Effective December 31, 1985, General Motors Corporation ("GM") acquired Hughes Aircraft Company ("HAC"), now a wholly owned subsidiary of HE. The acquisition of HAC was accounted for as a purchase. The excess of the purchase price over the net tangible assets acquired, $4,245 million, was assigned to intangible assets, primarily goodwill. The portion of such intangible assets and related amortization attributable to Galaxy has been reflected in the accompanying financial statements.

  Intangible assets are amortized using the straight-line method, primarily over 40 years. Recoverability is periodically evaluated by assessing whether the unamortized carrying amount can be recovered over its remaining life through undiscounted cash flows generated by underlying tangible assets.

  Deferred Revenues--Galaxy enters into agreements with many of its customers under which the customers make prepayments for TT&C services to be rendered over a specified period. Payments received are deferred and amortized over the periods of performance.

  In-Orbit Performance Insurance--Galaxy accrues obligations for the present value of estimated in-orbit performance insurance costs on transponder sales, sales-type leases and other agreements with performance warranty provisions, concurrently with the recognition of the related revenue.

  Galaxy also purchases insurance for its owned satellite transponders. Premiums paid relative to such insurance are amortized to expense over the insurance policy terms, which are typically one year.

  Income Taxes--Galaxy, along with other HE subsidiaries, joins with GM in filing a consolidated U.S. federal income tax return. Current and deferred income taxes are computed by HE and allocated to Galaxy according to principles established by Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such

                                    FIN-25

              THE GALAXY BUSINESS OF HUGHES COMMUNICATIONS, INC.

amounts recognized for tax purposes, as measured by applying currently enacted tax laws. HE has paid Galaxy's share of the consolidated income tax liability. The income taxes that would have been paid by Galaxy if it were a separate taxpayer but were not paid under HE's policy result in an increase in the parent company's net investment.

  Fair Value of Financial Instruments--The carrying amounts of cash, operating lease and sale receivables, accounts payable and accrued liabilities approximate their fair values generally due to the short maturity of these items. The carrying amount of the net investment in sales-type leases approximates its fair value because the interest rates implicit in the leases approximate current market rates.

  Concentration of Credit Risk--Galaxy provides satellite transponders and related services and extends credit to a large number of customers in the commercial satellite communications market. Management monitors its exposure to credit losses and maintains allowances for anticipated losses which are charged to selling, general and administrative expenses.

  Accounting Change--Effective January 1, 1996, Galaxy adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This Statement established accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. Adoption of this Statement did not have a material effect on Galaxy's operating results or financial position.

  Reclassifications--Certain reclassifications have been made to conform to the current presentation.

                                    FIN-26

              THE GALAXY BUSINESS OF HUGHES COMMUNICATIONS, INC.

3. NET INVESTMENT IN SALES-TYPE LEASES

  The components of net investment in sales-type leases are as follows:

                                     DECEMBER 31, DECEMBER 31,
                                         1996         1995
                                     ------------ ------------
        Total minimum lease pay-
         ments......................   $696,723     $532,982
        Allowance for doubtful ac-
         counts.....................    (17,968)     (16,653)
        Less unearned interest in-
         come.......................   (337,511)    (232,814)
                                       --------     --------
        Total net investment in
         sales-type leases..........    341,244      283,515
        Less current portion........    (20,634)     (18,788)
                                       --------     --------
                                       $320,610     $264,727
                                       ========     ========

  Future minimum payments due from customers under sales-type leases and related service agreements (primarily TT&C and in-orbit performance protection) as of December 31, 1996 are as follows:

                                          DECEMBER 31, 1996
                                       -----------------------
                                                      SERVICE
                                       MINIMUM LEASE AGREEMENT
                                         PAYMENTS    PAYMENTS
                                       ------------- ---------
        1997..........................    $62,316      $7,344
        1998..........................     68,584       8,304
        1999..........................     74,066       8,200
        2000..........................     74,186       8,178
        2001..........................     74,185       8,178
        Thereafter....................    343,386      27,222
                                         --------     -------
                                         $696,723     $67,426
                                         ========     =======

4. SATELLITES AND OTHER PROPERTY AND EQUIPMENT, NET

  Satellites and other property and equipment consist of the following:

                                      DECEMBER 31, DECEMBER 31,
                                          1996         1995
                                      ------------ ------------
        Satellite transponders under
         lease......................    $602,059     $442,678
        Satellites under construc-
         tion.......................     316,332      385,833
        Buildings and leasehold im-
         provements.................      41,632       21,299
        Machinery and equipment.....      92,573       92,221
        Other.......................       8,346       11,756
                                       ---------     --------
                                       1,060,942      953,787
        Less accumulated deprecia-
         tion.......................    (340,717)    (290,924)
                                       ---------     --------
                                        $720,225     $662,863
                                       =========     ========

                                    FIN-27

              THE GALAXY BUSINESS OF HUGHES COMMUNICATIONS, INC.

  Future minimum lease payments due from customers under noncancelable operating leases on completed satellites, exclusive of sublease payments reported below are as follows:

                                                               DECEMBER 31, 1996
                                                                 MINIMUM LEASE
                                                                   PAYMENTS
                                                               -----------------
      1997....................................................     $159,046
      1998....................................................      124,381
      1999....................................................       91,826
      2000....................................................       82,984
      2001....................................................       68,906
      Thereafter..............................................      169,516
                                                                   --------
                                                                   $696,659
                                                                   ========

  In February 1996, Galaxy entered into a sale and leaseback of certain satellite transponders on Galaxy III-R with General Motors Acceptance Corporation ("GMAC"), a subsidiary of GM. Proceeds from the sale were $252 million and resulted in a gain of $109 million, which was deferred and is being amortized over the seven-year leaseback period. The transponders on Galaxy III-R are currently under month-to-month subleases pending the planned conversion of the satellite from international to domestic service in late 1997. Accordingly, there are no sublease payments on these transponders in the table below. In 1991 and 1992, Galaxy entered into agreements for the sales and leasebacks of certain transponders on SBS-6 and Galaxy VII, respectively, resulting in deferred gains of $96 million in 1991 and $180 million in 1992, which are being amortized over the leaseback periods. The transponder leaseback terms include early buy out options as follows: $152 million in 1998 and $366 million in 1999. As of December 31, 1996, the future minimum lease amounts payable to lessors under the operating leasebacks and the future minimum payments due from sublessees under noncancelable subleases are as follows:

                                                              DECEMBER 31, 1996
                                                              ------------------
                                                              LEASEBACK SUBLEASE
                                                               AMOUNTS  PAYMENTS
                                                              --------- --------
      1997................................................... $110,368   $68,947
      1998...................................................  107,265    56,437
      1999...................................................  133,268    40,449
      2000...................................................  164,657    40,511
      2001...................................................   90,930    40,151
      Thereafter.............................................  366,749   149,352
                                                              --------  --------
                                                              $973,237  $395,847
                                                              ========  ========

5. RELATED PARTY TRANSACTIONS

  The following table summarizes the significant related party transactions between Galaxy and other HE entities:

                                                       1996     1995    1994
                                                      ------- -------- -------
      Revenues:
        Operating leases............................. $72,043  $26,261 $20,308
        Satellite services...........................  11,397   18,513  21,434
      Costs and expenses:
        Allocation of corporate general and
         administrative expenses.....................  10,127    9,926   4,468
        Imputed interest.............................  19,475   15,924  11,883
        Other services...............................     889    2,316   1,459
        Satellite purchases.......................... 196,400  115,337  21,595


                                    FIN-28

              THE GALAXY BUSINESS OF HUGHES COMMUNICATIONS, INC.

  Imputed interest was charged to Galaxy based on net operating assets. During the years ended December 31, 1996, 1995, and 1994, Galaxy capitalized interest costs of $14.6 million, $10.1 million, and $5.1 million, respectively, as part of the cost of its satellites under construction.

6. COMMITMENTS AND CONTINGENCIES

  Galaxy is subject to potential liability under various claims and legal actions which are pending or may be asserted against it. The aggregate ultimate liability of Galaxy under these claims and actions was not determinable at December 31, 1996. In the opinion of Galaxy's management, such liability is not expected to have a material adverse effect on Galaxy's operations or financial position.

  From July 1, 1996 through closing of the agreement described in Note 9, Galaxy, as part of HCI and HE, is obligated under such agreement to fund additional capital expenditures of approximately $575 million for the construction and launch of various Galaxy spacecraft. At December 31, 1996 $419 million of this funding requirement remained.

7. INCOME TAXES

  The income tax provision consisted of the following:

                                                      1996     1995     1994
                                                    --------  -------  -------
      Taxes currently payable U.S. Federal and
       State....................................... $111,294  $80,252  $32,029
      Deferred tax (assets) liabilities--net U.S.
       Federal and State...........................  (21,399) (18,235)   6,817
                                                    --------  -------  -------
      Total income tax provision................... $ 89,895  $62,017  $38,846
                                                    ========  =======  =======

  The income tax provision was different than the amount computed using the U.S. statutory income tax rate for the reasons set forth in the following table:

                                                    1996     1995     1994
                                                   -------  -------  -------
      Expected tax at U.S. statutory income tax
       rate....................................... $83,902  $57,882  $36,257
      U.S. State and local income taxes...........  14,479    9,989    6,257
      Foreign sales corporation tax benefit.......  (9,589)  (6,615)  (4,144)
      Other.......................................   1,103      761      476
                                                   -------  -------  -------
      Total income tax provision.................. $89,895  $62,017  $38,846
                                                   =======  =======  =======

  Temporary differences which gave rise to deferred tax assets and liabilities are as follows:

                                        DECEMBER 31, 1996    DECEMBER 31, 1995
                                       -------------------- --------------------
                                       DEFERRED  DEFERRED   DEFERRED  DEFERRED
                                         TAX        TAX       TAX        TAX
                                        ASSETS  LIABILITIES  ASSETS  LIABILITIES
                                       -------- ----------- -------- -----------
      Sales and leasebacks............ $111,049              $84,135
      Depreciation....................            $71,616              $62,750
      Accruals and advances...........   29,841               27,913
      Other...........................    5,788                4,365
                                       --------   -------   --------   -------
      Total deferred taxes............ $146,678   $71,616   $116,413   $62,750
                                       ========   =======   ========   =======


                                    FIN-29

              THE GALAXY BUSINESS OF HUGHES COMMUNICATIONS, INC.

8. RETIREMENT AND INCENTIVE PLANS

  Galaxy's employees participate in contributory and non-contributory defined benefit retirement plans maintained by HE. These plans are available to substantially all full-time employees. Benefits are based on years of service and compensation earned during a specified period of time before retirement. The accumulated plan benefit obligations and plan net assets for the employees of the Business have not been separately determined and are not included in Galaxy's balance sheet. In addition to pension benefits, HE charges Galaxy its allocated share of employee-related postretirement benefit costs. The accumulated postretirement benefit obligation related to Galaxy's employees has not been separately determined and is not included in the balance sheet. Galaxy's employees also participate in other HE health and welfare plans. Charges related to these plans, included in the statements of income, were not significant for the years ended December 31, 1996, 1995, and 1994.

9. AGREEMENT AND PLAN OF REORGANIZATION

  On September 20, 1996 (the "Announcement Date"), HE and PanAmSat Corporation announced their agreement to combine their respective satellite service operations (the "Combination") into a new publicly held company ("New PanAmSat"). Under the terms of the Agreement and Plan of Reorganization that was entered into on the Announcement Date, Galaxy will be combined with PanAmSat to form New PanAmSat. Holders of PanAmSat Common Stock and PanAmSat Class A Common Stock will have three options to receive payment with respect to their outstanding shares: (a) one-half share of common stock of New PanAmSat and $15 in cash, (b) one share of common stock of New PanAmSat (subject to proration, as applicable) or (c) $30 in cash (subject to proration as applicable). The maximum cash consideration to be paid to PanAmSat's direct and indirect stockholders will be equal to $15 multiplied by the number of shares of PanAmSat Common Stock outstanding and HE may elect to limit the number of shares of New PanAmSat Stock issued to one-half of the number of shares of PanAmSat Common Stock outstanding at the time. Immediately after the Combination, HE will own 71.5% of New PanAmSat unless the direct and indirect holders of PanAmSat Common Stock request more shares of New PanAmSat common stock than cash and New PanAmSat permits additional shares of its common stock to be issued in lieu of cash to PanAmSat's direct and indirect stockholders. In a separate but related transaction, New PanAmSat will acquire all of the outstanding shares of Univisa, Inc., the indirect holder of all of PanAmSat's Class B Common Stock, for consideration that is equal in amount and form (subject to proration, as applicable) to that being paid to the holders of PanAmSat Common Stock and PanAmSat Class A Common Stock. The Combination requires governmental approval of the U.S. Federal Communications Commission which is expected to be received within 6 to 12 months of the Announcement Date.

                                    FIN-30

                         INDEPENDENT AUDITORS' REPORT

Magellan International, Inc.:

  We have audited the accompanying consolidated balance sheet of Magellan International, Inc. ("the Company") as of December 31, 1996. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, such consolidated balance sheet presents fairly, in all material respects, the financial position of the Company at December 31, 1996 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Los Angeles, California
February 28, 1997

                                    FIN-31

                          MAGELLAN INTERNATIONAL, INC.

                           CONSOLIDATED BALANCE SHEET

                          YEAR ENDED DECEMBER 31, 1996

   ASSETS
    Cash............................................................... $25,166
                                                                        =======
   LIABILITIES
    Amounts due to Affiliates.......................................... $24,990
   SHAREHOLDER'S EQUITY
    Common Stock (1,000 shares authorized, 100 shares issued and
     outstanding, par value $0.01).....................................       1
    Additional Paid-in-Capital.........................................       9
    Retained Earnings..................................................     166
                                                                        -------
    Total Equity.......................................................     176
                                                                        -------
   TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY.......................... $25,166
                                                                        =======

        Reference should be made to Notes to Consolidated Balance Sheet.

                                     FIN-32

                         MAGELLAN INTERNATIONAL, INC.

                      NOTES TO CONSOLIDATED BALANCE SHEET

                         YEAR ENDED DECEMBER 31, 1996

1. GENERAL INFORMATION

  Magellan International, Inc. ("Magellan") is a wholly owned subsidiary of Hughes Communications, Inc. ("HCI"), itself a wholly owned subsidiary of Hughes Electronics Corporation ("HE"), that does not conduct any business activities. Magellan is also the parent company of PAS Merger Corp., a wholly owned subsidiary formed for the purposes of effecting a merger with PanAmSat Corporation.

2. AGREEMENT AND PLAN OF REORGANIZATION

  On September 20, 1996 (the "Announcement Date"), Magellan, HCI and certain subsidiaries of HCI entered into an agreement pursuant to which HCI and certain of its subsidiaries will contribute the assets and liabilities of the Galaxy Business of HCI to Magellan, and PAS Merger Corp., will merge into PanAmSat Corporation. In connection with the agreement, holders of PanAmSat Common Stock and PanAmSat Class A Common Stock will have three options to receive payment with respect to their outstanding shares: (a) one-half share of common stock of Magellan and $15 in cash, (b) one share of common stock of Magellan (subject to proration, as applicable), or (c) $30 in cash (subject to proration, as applicable). The maximum cash consideration to be paid by Magellan to PanAmSat's direct and indirect stockholders will be equal to $15 multiplied by the number of shares of PanAmSat Common Stock outstanding and HE may elect to limit the number of shares of Magellan issued to one-half of the number of shares of PanAmSat Commons Stock outstanding at the time. Immediately after the combination, HE will own 71.5% of Megellan unless PanAmSat's stockholders request more shares of Magellan common stock than cash and Magellan permits additional shares of its common stock to be issued in lieu of cash to PanAmSat's direct and indirect stockholders. In a separate but related transaction, Megellan will acquire all of the outstanding shares of Univisa, Inc., the indirect holder of all of PanAmSat's Class B Common Stock, for consideration that is equal in amount and form (subject to proration, as applicable) to that being paid to the holders of PanAmSat Common Stock and PanAmSat Class A Common Stock. The agreement requires governmental approval of the U.S. Federal Communications Commission which is expected to be received within 6 to 12 months of the Announcement Date.

                                    FIN-33

                                   APPENDICES

 Appendix A......  Agreement and Plan of Reorganization
 Appendix AA.....  Amendment to Agreement and Plan of Reorganization
 Appendix B......  Agreement and Plan of Merger
 Appendix C......  Stock Contribution and Exchange Agreement
 Appendix D......  Opinion of Morgan Stanley & Co. Incorporated
 Appendix E......  Opinion of Salomon Brothers Inc
 Appendix F......  Form of Restated New PanAmSat Certificate of Incorporation
 Appendix G......  Form of Restated New PanAmSat Bylaws
 Appendix H......  DTH Option Purchase Agreement
 Appendix I .....  Delaware General Corporation Law Section 262
 Appendix J .....  Charter Amendment
 Appendix K......  Assurance Agreement
 Appendix L......  Principal Stockholders Agreement
 Appendix M......  Stockholder Agreement
 Appendix N......  Registration Rights Agreement
 Appendix O......  Income Tax Indemnification and Allocation Agreement

                                                                      APPENDIX A

--------------------------------------------------------------------------------

                      AGREEMENT AND PLAN OF REORGANIZATION

                                     AMONG

                          HUGHES COMMUNICATIONS, INC.,

                      HUGHES COMMUNICATIONS GALAXY, INC.,

                HUGHES COMMUNICATIONS SATELLITE SERVICES, INC.,

                     HUGHES COMMUNICATIONS SERVICES, INC.,

                 HUGHES COMMUNICATIONS CARRIER SERVICES, INC.,

                       HUGHES COMMUNICATIONS JAPAN, INC.,

                          MAGELLAN INTERNATIONAL, INC.

                                      AND

                              PANAMSAT CORPORATION

                               SEPTEMBER 20, 1996


--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                                   ARTICLE I

 The Asset Contribution....................................................  A-3
  1.1  Contribution of the Galaxy Business................................   A-3
  1.2  Exclusion of Certain Assets and Liabilities........................   A-4
  1.3  Issuance of Shares of Newco Common Stock...........................   A-4
  1.4  Conveyancing and Assumption Documents..............................   A-4

                                   ARTICLE II

 The Merger................................................................  A-4
  2.1  Organization of the Merger Subsidiary..............................   A-4
  2.2  The Merger.........................................................   A-4
  2.3  Directors..........................................................   A-5
  2.4  Officers...........................................................   A-5
  2.5  Certificate of Incorporation and Bylaws............................   A-5
  2.6  Name...............................................................   A-5
  2.7  Actions of Newco...................................................   A-5

                                  ARTICLE III

 The Closing...............................................................  A-5

                                   ARTICLE IV

 Effect of the Merger on Securities of PAS and Merger Sub..................  A-6
  4.1  Merger Sub Stock...................................................   A-6
  4.2  Conversion of PAS Shares...........................................   A-6
  4.3  Elections by Holders of Shares.....................................   A-7
  4.4  Proration..........................................................   A-9
  4.5  Dividends, Fractional Shares, Etc..................................   A-9
  4.6  Certain Additional Prorations......................................  A-10

                                   ARTICLE V

 Representations and Warranties of PAS..................................... A-11
  5.1  Organization, Standing and Power...................................  A-11
  5.2  Capital Structure..................................................  A-11
  5.3  Authority; No Violations; Consents and Approvals...................  A-12
  5.4  SEC Documents......................................................  A-13
  5.5  Information Supplied...............................................  A-14
  5.6  Compliance with Laws...............................................  A-14
  5.7  Litigation.........................................................  A-16
  5.8  Taxes..............................................................  A-16
  5.9  Employees and Agents; Benefit Plans ...............................  A-16
  5.10 Absence of Certain Changes or Events...............................  A-19
  5.11 Opinion of Financial Advisors......................................  A-20
  5.12 Insurance..........................................................  A-20
  5.13 Intellectual Property..............................................  A-20
  5.14 Environmental Matters..............................................  A-21
  5.15 Investment Banking Fees and Commissions............................  A-22
  5.16 Material Contracts.................................................  A-22

                                                                          PAGE
                                                                          ----
  5.17 Personal Property................................................  A-23
  5.18 Real Property....................................................  A-23
  5.19 Certain Assets and Agreements....................................  A-24
       (a)Ground Stations...............................................  A-24
       (b)Satellites and Transponders...................................  A-25
       (c)Tracking, Telemetry and Control Equipment.....................  A-25
       (d)ITU Frequency Registration....................................  A-25
       (e)Satellite Coordination........................................  A-25
  5.20 IGO Determinations...............................................  A-25

                                   ARTICLE VI

 Representations and Warranties of the Hughes Parties.................... A-26
  6.1  Organization, Standing and Power.................................  A-26
  6.2  Capital Structure................................................  A-26
  6.3  Authority; No Violations; Consents and Approvals.................  A-26
  6.4  Galaxy Financial Statements......................................  A-27
  6.5  Information Supplied.............................................  A-28
  6.6  Compliance with Laws.............................................  A-28
  6.7  Litigation.......................................................  A-30
  6.8  Taxes............................................................  A-30
  6.9  Employees and Agents; Benefit Plans..............................  A-30
  6.10 Absence of Certain Changes or Events.............................  A-33
  6.11 Insurance........................................................  A-34
  6.12 Intellectual Property............................................  A-34
  6.13 Environmental Matters............................................  A-35
  6.14 Investment Banking Fees and Commissions..........................  A-35
  6.15 Material Contracts...............................................  A-35
  6.16 Personal Property................................................  A-36
  6.17 Real Property....................................................  A-36
  6.18 Certain Assets and Agreements....................................  A-37
       (a)Ground Stations...............................................  A-37
       (b)Satellites and Transponders...................................  A-37
       (c)Tracking, Telemetry and Control Equipment.....................  A-38
       (d)ITU Frequency Registration....................................  A-38
       (e)Satellite Coordination........................................  A-38
 6.19  IGO Determinations...............................................  A-38

                                  ARTICLE VII

 Covenants............................................................... A-38
  7.1  Interim Operations of PAS........................................  A-38
       (a)Ordinary Course...............................................  A-38
       (b)Dividends; Changes in Capital Stock...........................  A-39
       (c)Issuance of Securities........................................  A-39
       (d)Governing Documents...........................................  A-39
       (e)No Solicitation...............................................  A-39
       (f)No Spacecraft Acquisitions, Investments or Capital
       Expenditures.....................................................  A-40
       (g)No Dispositions...............................................  A-40
       (h)No Dissolution, Etc...........................................  A-40
       (i)Other Actions.................................................  A-41
       (j)Certain Employee Matters......................................  A-41

                                                                          PAGE
                                                                          ----
       (k)Indebtedness..................................................  A-41
       (l)Agreements....................................................  A-41
       (m)Accounting....................................................  A-41
       (n)Payment of Claims.............................................  A-41
       (o)Waivers and Payments..........................................  A-41
       (p)Insurance.....................................................  A-42
       (q)Affiliate Transactions........................................  A-42
       (r)PAS Permits...................................................  A-42
       (s)Construction Permits and Applications.........................  A-42
       (t)Interference..................................................  A-42
       (u)No Restrictive Agreements.....................................  A-42
       (v)Certain Other Agreements......................................  A-43
  7.2  Interim Operations of the Galaxy Business........................  A-43
       (a)Ordinary Course...............................................  A-43
       (b)Dividends; Changes in Capital Stock...........................  A-43
       (c)Issuance of Securities........................................  A-43
       (d)Governing Documents...........................................  A-43
       (e)No Spacecraft Acquisitions, Investments or Capital
          Expenditures..................................................  A-43
       (f)No Dispositions...............................................  A-44
       (g)No Dissolution, Etc...........................................  A-44
       (h)Other Actions.................................................  A-44
       (i)Certain Employee Matters......................................  A-44
       (j)Indebtedness..................................................  A-44
       (k)Agreements....................................................  A-44
       (l)Accounting....................................................  A-45
       (m)Payment of Claims.............................................  A-45
       (n)Waivers and Payments..........................................  A-45
       (o)Insurance.....................................................  A-45
       (p)Affiliate Transactions........................................  A-45
       (q)Galaxy Permits................................................  A-45
       (r)Construction Permits and Applications.........................  A-45
       (s)Interference..................................................  A-46
       (t)No Restrictive Agreements.....................................  A-46
       (u)Additional Property...........................................  A-46
       (v)Certain Other Agreements......................................  A-46
  7.3  Interim Operations of Newco......................................  A-46
  7.4  Control of Galaxy and PAS........................................  A-47
  7.5  Registration Statement and Proxy Statement/Prospectus............  A-47
  7.6  PAS Stockholders' Meeting........................................  A-48
  7.7  Access to Information............................................  A-48
  7.8  Confidentiality..................................................  A-48
       (a)Preservation of Confidentiality...............................  A-48
       (b)Property Right in Confidential Information....................  A-49
       (c)Termination of Agreement......................................  A-49
  7.9  Legal Conditions, Filings and Consents...........................  A-49
  7.10 Indemnification and Insurance for Directors and Officers.........  A-51
  7.11 Indemnification for Excluded and Contributed Liabilities.........  A-52
  7.12 Notices of Certain Events........................................  A-53
  7.13 Publicity........................................................  A-54
  7.14 Rule 145 Affiliates..............................................  A-54
  7.15 Supplemental Disclosure Schedules................................  A-54

                                                                          PAGE
                                                                          ----
  7.16 Newco Employee Benefits Arrangements.............................  A-54
       (a)Replacement of Retirement Plan................................  A-54
       (b)Replacement of Savings Plan...................................  A-55
       (c)Newco Stock Options...........................................  A-56
       (d)Retiree Medical Benefits......................................  A-56
       (e)PAS ERISA Plans and PAS Benefit Arrangements..................  A-56
       (f)HCI Indemnification...........................................  A-57
       (g)PAS Indemnification...........................................  A-57
  7.17 Further Action...................................................  A-57
  7.18 Documentation of Intercompany Agreements.........................  A-57
  7.19 Listing Application..............................................  A-57
  7.20 Leveraged Lease Guarantee........................................  A-57
  7.21 Disposition of Assets............................................  A-57
  7.22 Related Agreements...............................................  A-58
  7.23 Standstill Restriction...........................................  A-58
  7.24 Capital Expenditures and the Closed System for Cash Management...  A-58

                                  ARTICLE VIII

 Conditions.............................................................. A-59
  8.1  Conditions to Each Party's Obligation to Effect the Asset
        Contribution, the Univisa Contribution and the Merger...........  A-59
       (a)No Order......................................................  A-59
       (b)Stockholder Approval..........................................  A-59
       (c)HSR Act.......................................................  A-59
       (d)FCC Consents..................................................  A-59
       (e)Other Satellite Approvals.....................................  A-59
       (f)Other Approvals...............................................  A-60
       (g)Registration Statement........................................  A-60
       (h)Related Agreements............................................  A-60
       (i)Listing Application...........................................  A-60
  8.2  Additional Conditions to Obligations of PAS......................  A-60
       (a)Representations and Warranties................................  A-60
       (b)Performance of Obligations....................................  A-60
       (c)Material Adverse Change.......................................  A-61
  8.3  Additional Conditions to Obligations of the Hughes Parties.......  A-61
       (a)Representations and Warranties................................  A-61
       (b)Performance of Obligations....................................  A-61
       (c)Material Adverse Change.......................................  A-61
       (d)Termination of Options........................................  A-61
       (e)Termination of DTH Equity Obligations.........................  A-61
       (f)Resignation of PAS Directors..................................  A-62

                                   ARTICLE IX

 Termination and Amendment............................................... A-62
  9.1  Termination......................................................  A-62
  9.2  Effect of Termination............................................  A-62
  9.3  Termination Fee..................................................  A-63
  9.4  Amendment........................................................  A-63
  9.5  Extension; Waiver................................................  A-63

                                                                          PAGE
                                                                          ----
                                   ARTICLE X
 General Provisions...................................................... A-64
 10.1  Nonsurvival of Representations, Warranties and Agreements........  A-64
 10.2  Expenses.........................................................  A-64
 10.3  Notices..........................................................  A-64
 10.4  Interpretation...................................................  A-65
       Entire Agreement; No Third-Party Beneficiaries; Rights of
 10.5  Ownership........................................................  A-65
 10.6  Assignment.......................................................  A-65
 10.7  Governing Law....................................................  A-65
 10.8  Severability.....................................................  A-66
 10.9  Injunctive Relief................................................  A-66
 10.10 Attorneys' Fees..................................................  A-66
 10.11 Cumulative Remedies..............................................  A-66
 10.12 Counterparts.....................................................  A-66

                                   SCHEDULES

 Schedule 1.1 Excluded Assets

                        DEFINITION CROSS-REFERENCE TABLE

       TERM                                                            SECTION
       ----                                                            -------
   Acquisition Proposal............................................. 7.1(e)
   affiliate........................................................ 7.23
   Affiliate........................................................ 5.6(b)
   Agreement........................................................ Preamble
   Allocation Determination......................................... 4.3(d)
   Asset Contribution............................................... Recital A
   Assurance Agreement.............................................. Recital C
   Bankruptcy Exception............................................. 5.3(a)
   Capital Expenditures for Satellites Under Construction........... 7.24
   Cash Cap......................................................... 4.4(b)
   Cash Election.................................................... 4.2(a)(iii)
   CERCLA........................................................... 5.14(a)(i)
   Class A Common Stock............................................. Recital D
   Class B Common Stock............................................. Recital E
   Closed System.................................................... 7.24
   Closing.......................................................... Article III
   Closing Date..................................................... Article III
   Code............................................................. Recital B
   Confidentiality Agreement........................................ 7.7(b)
   Contributed Entities............................................. 1.1
   DGCL............................................................. 2.1
   Disinterested Director........................................... 7.23
   Dissenting Shares................................................ 4.2(d)
   DTH Option Purchase Agreement.................................... Recital F
   DTH Services..................................................... 7.1(f)
   Effective Time................................................... 2.2(b)
   Election Deadline................................................ 4.3(d)
   Election Form.................................................... 4.3(c)
   Environmental Law................................................ 5.14(a)(i)
   ERISA............................................................ 5.9(c)(i)
   Exchange Act..................................................... 4.2(e)
   Exchange Agent................................................... 4.3(b)
   Exchange Fund.................................................... 4.3(b)
   Excluded Assets.................................................. 1.1
   Excluded Liabilities............................................. 1.2
   FCC Consent Application.......................................... 7.9(c)
   FCC Rules........................................................ 7.1(t)
   Final Order...................................................... 8.1(d)
   GAAP............................................................. 1.1
   Galaxy........................................................... Preamble
   Galaxy Assets.................................................... 1.1
   Galaxy Backlog................................................... 6.15(c)
   Galaxy Balance Sheet............................................. 6.4
   Galaxy Benefit Arrangement....................................... 6.9(c)(ii)
   Galaxy Benefit Employees......................................... 6.9(c)(i)
   Galaxy Business.................................................. 1.1
   Galaxy Data...................................................... 6.18(b)
   Galaxy Employees................................................. 6.9(a)
   Galaxy ERISA Plans............................................... 6.9(c)(i)
   Galaxy Financial Statements...................................... 6.4
   Galaxy Ground Stations........................................... 6.18(a)
   Galaxy Intellectual Property..................................... 6.12
   Galaxy Leased Real Property...................................... 6.17(b)

       TERM                                                           SECTION
       ----                                                           -------
   Galaxy Liabilities............................................... 1.1
   Galaxy Owned Real Property....................................... 6.17(a)
   Galaxy Permits................................................... 6.6(b)
   Galaxy Satellite................................................. 6.18(b)
   Galaxy Violation................................................. 6.3(b)
   Government Entity................................................ 5.3(a)
   Hazardous Materials.............................................. 5.14(a)(ii)
   HCCS............................................................. Preamble
   HCI.............................................................. Preamble
   HCJ.............................................................. Preamble
   HCS.............................................................. Preamble
   HCSS............................................................. Preamble
   HE............................................................... Recital C
   HE Retirement Plan............................................... 7.16(a)(i)
   HE Savings Plan.................................................. 7.16(b)(i)
   HSR Act.......................................................... 5.3(c)
   Hughes Indemnified Party......................................... 7.11(b)
   Hughes Parties................................................... Recital C
   Hughes Party..................................................... Recital C
   IGO Determinations............................................... 5.20
   Income Tax Agreement............................................. Recital C
   Indemnified Liabilities.......................................... 7.10(b)
   Indemnified Party................................................ 7.11(c)
   Indemnified Person............................................... 7.10(b)
   Indemnified Persons.............................................. 7.10(b)
   Indemnifying Party............................................... 7.11(c)
   Interim Period................................................... 7.4
   Joint Committee.................................................. 7.16(c)
   Law.............................................................. 5.6(a)
   Letter of Transmittal............................................ 4.3(c)
   Liabilities...................................................... 7.11(a)
   Liens............................................................ 5.17
   material adverse effect.......................................... 5.1
   Material Contract................................................ 5.16(a)
   Maximum Cash Amount.............................................. 4.4(a)
   Merger........................................................... Recital A
   Merger Agreement................................................. 2.2
   Merger Consideration............................................. 4.2(a)
   Merger Sub....................................................... 2.1
   Newco............................................................ Preamble
   Newco Certificates............................................... 4.3(b)
   Newco Common Stock............................................... 1.3
   Newco Indemnified Party.......................................... 7.11(a)
   Newco Retirement Plan............................................ 7.16(a)(ii)
   Newco Savings Plan............................................... 7.16(b)(ii)
   Option Consideration............................................. 4.2(e)
   Options.......................................................... 4.2(e)
   PAS.............................................................. Preamble
   PAS Affiliates................................................... 7.14
   PAS Backlog...................................................... 5.16(c)
   PAS Balance Sheet................................................ 5.17
   PAS Benefit Arrangement.......................................... 5.9(c)(ii)
   PAS Common Stock................................................. 2.5
   PAS Data......................................................... 5.19(b)
   PAS Employees.................................................... 5.9(c)(i)

       TERM                                                           SECTION
       ----                                                           -------
   PAS ERISA Plans................................................. 5.9(c)(i)
   PAS Ground Stations............................................. 5.19(a)
   PAS Intellectual Property....................................... 5.13
   PAS Leased Real Property........................................ 5.18(b)
   PAS Owned Real Property......................................... 5.18(a)
   PAS Permits..................................................... 5.6(b)
   PAS Preferred Stock............................................. 5.2
   PAS Satellite................................................... 5.19(b)
   PAS Savings Plan................................................ 7.16(b)(i)
   PAS SEC Documents............................................... 5.4
   PAS Stockholder Approval........................................ 5.3(c)
   PAS Violation................................................... 5.3(b)
   PAS Voting Debt................................................. 5.2
   PBGC............................................................ 7.16(a)(v)
   Permits......................................................... 5.6(a)
   Permitted Lien.................................................. 5.17(ii)
   Person.......................................................... 7.1(e)
   Principal Stockholders.......................................... Recital D
   Principal Stockholders Agreement................................ Recital D
   Proceeds........................................................ 7.21
   Prorated Cash Amount............................................ 4.4(b)
   Prorated Stock Amount........................................... 4.4(c)
   Proxy Statement/Prospectus...................................... 7.5
   Registration Rights Agreement................................... Recital G
   Registration Statement.......................................... 7.5
   Related Agreements.............................................. 7.9(a)
   Release......................................................... 5.14(a)(iii)
   Remedial Action................................................. 5.14(a)(iv)
   Reorganization.................................................. Recital A
   Requested Cash Amount........................................... 4.4(b)
   Requested Stock Amount.......................................... 4.4(c)
   S Company....................................................... Recital A
   SEC............................................................. 5.2
   Securities Act.................................................. 4.5(b)
   Share Certificate............................................... 4.2(b)
   Shares.......................................................... 4.2(a)
   Significant Subsidiary.......................................... 7.1(h)
   SPOT Difference................................................. 4.6
   Standard Cash Consideration..................................... 4.2(a)(i)
   Standard Consideration.......................................... 4.2(a)(i)
   Standard Election............................................... 4.2(a)(i)
   Stock Consideration............................................. 4.2(a)(ii)
   Stock Election.................................................. 4.2(a)(ii)
   Stockholder Agreement........................................... Recital H
   Stock Option Plans.............................................. 4.2(e)
   Subsidiary...................................................... 2.2(a)
   Superior Acquisition Proposal................................... 7.1(e)
   tax, taxes and taxable.......................................... 5.8
   Televisa........................................................ Recital F
   Termination Fee................................................. 9.3
   Transferred Retirement Plan Participants........................ 7.16(a)(i)
   Transferred Savings Plan Participants........................... 7.16(b)(i)
   Univisa......................................................... Recital A
   Univisa Contribution............................................ Recital A
   Univisa Contribution Agreement.................................. Recital E

                     AGREEMENT AND PLAN OF REORGANIZATION

  This AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement"), dated September 20, 1996, is entered into by and among HUGHES COMMUNICATIONS, INC., a California corporation ("HCI"), HUGHES COMMUNICATIONS GALAXY, INC., a California corporation ("Galaxy"), HUGHES COMMUNICATIONS SATELLITE SERVICES, INC., a California corporation ("HCSS"), HUGHES COMMUNICATIONS SERVICES, INC., a California corporation ("HCS"), HUGHES COMMUNICATIONS CARRIER SERVICES, INC., a California corporation ("HCCS"), HUGHES COMMUNICATIONS JAPAN, INC., a California corporation ("HCJ"), MAGELLAN INTERNATIONAL, INC., a Delaware corporation ("Newco") and PANAMSAT CORPORATION, a Delaware corporation ("PAS").

                                   RECITALS

  A. The respective Boards of Directors of each of the parties have approved, and deem it advisable and in the best interests of their respective companies and stockholders to consummate the reorganization provided for herein (the "Reorganization"), pursuant to which Newco will acquire the Galaxy Business (as defined in Section 1.1) and the business of PAS by (i) HCI causing the contribution of assets and liabilities comprising the Galaxy Business to Newco in exchange for shares of common stock of Newco (the "Asset Contribution"),
(ii) Satellite Company, L.L.C., a Nevada limited liability company ("S Company"), contributing its capital stock of Univisa, Inc., a Delaware corporation ("Univisa"), to Newco in exchange for shares of common stock of Newco and/or cash (the "Univisa Contribution") and (iii) a subsidiary of Newco merging with and into PAS (the "Merger").

  B. For federal income tax purposes, it is intended that the Asset Contribution, the Univisa Contribution and the Merger together qualify as an exchange under the provisions of Section 351 of the United States Internal Revenue Code of 1986, as amended (the "Code").

  C. As a condition and inducement to PAS to enter into this Agreement (and effect the transactions contemplated hereby) and S Company to enter into the Univisa Contribution Agreement (as defined in Recital E) and effect the transactions contemplated thereby, (i) concurrently with the execution and delivery hereof, Hughes Electronics Corporation, a Delaware corporation ("HE"), is executing and delivering the Assurance Agreement in the form attached hereto as Exhibit A (the "Assurance Agreement"), pursuant to which HE will (a) on or before the Closing Date (as defined in Article III), loan or cause to be loaned to Newco and/or one or more subsidiaries of Newco (other than PAS, Univisa, Merger Sub (as defined in Section 2.1) or any of their respective direct or indirect subsidiaries) sufficient cash funds to pay the cash consideration payable upon consummation of the Univisa Contribution and the Merger, (b) cause its subsidiaries to contribute all of the assets and liabilities comprising the Galaxy Business to Newco and (c) cause HCI, Galaxy, HCSS, HCS, HCCS and HCJ (each, a "Hughes Party," and collectively, the "Hughes Parties") to continue to conduct the Galaxy Business in the ordinary course and to perform their respective obligations under this Agreement and (ii) on or before the Closing Date, HE and Newco will enter into an Income Tax Indemnification and Allocation Agreement (the "Income Tax Agreement") in the form attached hereto as Exhibit B.

  D. As a condition and inducement to Galaxy to enter into this Agreement (and effect the transactions contemplated hereby), concurrently with the execution and delivery hereof, all of the beneficial and record holders of PAS' Class A Common Stock, par value $.01 per share ("Class A Common Stock"), and S Company, the sole stockholder of Univisa (the holders of Class A Common Stock and S Company together, the "Principal Stockholders"), are entering into a stockholders agreement in the form attached hereto as Exhibit C (the "Principal Stockholders Agreement"), pursuant to which, among other things, the Principal Stockholders have agreed to vote or cause to be voted the shares of PAS owned directly or indirectly by such stockholders as of the date of this Agreement in favor of the transactions contemplated hereby.

  E. Newco will, immediately prior to the Merger, acquire the stock of Univisa, which indirectly owns all of the shares of PAS' Class B Common Stock, par value $.01 per share ("Class B Common Stock"), by exchanging with S Company all of the outstanding capital stock of Univisa for shares of common stock of Newco and/or cash, pursuant to the terms of the Stock Contribution and Exchange Agreement in the form attached hereto as Exhibit D (the "Univisa Contribution Agreement").

  F. Concurrently with the execution and delivery hereof, PAS, Grupo Televisa, S.A., a corporation (Sociedad Anonima) organized under the laws of Mexico ("Televisa"), and S Company are entering into a purchase and sale agreement in the form attached hereto as Exhibit E (the "DTH Option Purchase Agreement"), pursuant to which one of Televisa, a designee or Televisa or S Company, immediately following the Univisa Contribution, will purchase all of PAS' rights in the DTH Option (as defined in the DTH Option Purchase Agreement).

  G. Concurrently with the consummation of the Asset Contribution, the Univisa Contribution and the Merger, the Principal Stockholders, HCI and Newco will enter into a Registration Rights Agreement in the form attached hereto as Exhibit F (the "Registration Rights Agreement") pursuant to which, among other things, each of the Principal Stockholders and HCI will have certain registration rights with respect to its shares of Newco Common Stock.

  H. Concurrently with the consummation of the Asset Contribution, the Univisa Contribution and the Merger, Newco, HCI and the Principal Stockholders will enter into a stockholder agreement in the form attached hereto as Exhibit G (the "Stockholder Agreement").

  I. HCI, Galaxy, HCSS, HCS, HCCS, HCJ, Newco and PAS desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby.

                                   AGREEMENT

  In consideration of the foregoing and the mutual promises herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                                   Article I

                            The Asset Contribution

  1.1 Contribution of the Galaxy Business. Subject to the terms and conditions of this Agreement, at the Closing (as defined in Article III), HCI shall cause
(a) any and all of the assets, properties, interests and rights owned, leased or used in the Galaxy Business, of every kind and description, whether located in Galaxy, HCSS, HCS, HCCS or HCJ (collectively, the "Contributed Entities") or their respective Affiliates (as defined in Section 5.6(b)), including, without limitation, (i) the Galaxy Permits (as defined in Section 6.6(b)) set forth on Schedule 6.6(b), (ii) the Galaxy Intellectual Property (as defined in
Section 6.12) set forth on Schedule 6.12, (iii) all Material Contracts (as defined in Section 5.16) relating to the Galaxy Business set forth on Schedule 6.15, (iv) the Galaxy Owned Real Property and Galaxy Leased Real Property (as such terms are defined in Section 6.17) set forth on Schedules 6.17(a) and 6.17(b), respectively, (v) the Galaxy Ground Stations (as defined in Section 6.18(a)) owned by any of the Contributed Entities, (vi) the Galaxy Satellites (as defined in Section 6.18(b)) set forth on Schedule 6.18(b), including all rights to any orbital slots or satellites under construction, (vii) machinery, equipment, furniture and fixtures located at any of the Galaxy Owned Real Property or Galaxy Leased Real Property facilities, (viii) all prepaid expenses, prepaid royalties, advances and deposits, (ix) insurance policies, premiums or proceeds, including, without limitation, launch and in orbit insurance as set forth on Schedule 6.11, (x) all rights in and to indemnity claims relating to the Galaxy Assets and the Galaxy Liabilities (as hereafter defined), (xi) all records, files and customer lists of the Galaxy Business,
(xii) all accounts receivable, (xiii) all choses in action and other claims relating to the Galaxy Business, (xiv) all cash and cash equivalents related to the Galaxy Business, (xv) all other assets included on the Galaxy Balance Sheet (as defined in Section 6.4) and (xvi) all assets related to the Galaxy Business created after the date of the Galaxy Balance Sheet, but specifically excluding certain categories of assets held by Galaxy, HCSS, HCS and HCCS which are described on Schedule 1.1 (the "Excluded Assets") (all of the assets, properties, interests and rights used in the Galaxy Business, other than the Excluded Assets, being referred to herein as the "Galaxy Assets"), and (b) all direct and indirect liabilities, debts, obligations, commitments, expenses, claims, deficiencies, guaranties or endorsements of any nature, whether absolute, accrued, contingent or otherwise, known or unknown, matured or unmatured, arising out of, in connection with or relating to, the Galaxy Business, including, without limitation, (i) liabilities included on the Galaxy Balance Sheet, (ii) liabilities of the type described on the Galaxy Balance Sheet incurred or recognized since June 30, 1996, but specifically excluding (1) intercompany indebtedness other than related to the purchase or sale of products and services to or from Affiliates in the ordinary course of business or permitted to be paid from the Closed System (as defined in Section 7.24) or otherwise under this Agreement, and (2) indebtedness for borrowed money incurred other than in accordance with the terms of this Agreement,
(iii) liabilities arising from the Galaxy Business and not required by generally accepted accounting practices ("GAAP") to be included on the Galaxy Balance Sheet, (iv) liabilities related to the Galaxy Employees or any Galaxy ERISA Plan or Galaxy Benefit Arrangement, unless otherwise excluded by HCI, in which case HCI shall provide PAS with notice of its intent to exclude such liability no later than 30 days before the Effective Time (as defined in Section 2.2(b)), and (v) liabilities incurred under any contract assumed by Newco (collectively, the "Galaxy Liabilities"), in each case to be transferred, conveyed, assigned and delivered or assumed by Newco. Notwithstanding the foregoing, the parties expressly understand and agree that the Galaxy Liabilities shall not include liabilities arising as a result of the reorganization of the Galaxy Business that will occur prior to the Closing or as a result of the contribution of the Galaxy Business to Newco that will occur at the Closing. In order to effect the foregoing transfer, conveyance, assignment, delivery and assumption, without limitation, at the Closing: (x) Galaxy and HCSS shall convey, transfer, assign and deliver to Newco all right, title and interest in and to the Galaxy Assets owned by them, and (y) HCI shall convey, transfer, assign and deliver to Newco all of HCI's right, title and interest in and to all of the issued and outstanding shares of common stock of HCS, HCCS and HCJ. For purposes of this Agreement, the term "Galaxy Business" means the business of HE or any of HE's Affiliates existing on the Closing Date relating to (i) the sale or lease of, or the provision of satellite services via, transponder capacity on satellites operating in geostationary earth orbit in the C-band, Ka-band and Ku-band frequencies for the transmission of video, audio and data signals; and (ii) the provision of telemetry, tracking and control services for such satellites and for other satellites operating in geostationary earth orbit in the C-band, Ka-band, Ku-band, L-band and UHF-band frequencies or other frequency bands that may be utilized in the future; but in each case excluding the sale or lease of transponder capacity and telemetry, tracking and control services provided on or for any satellite that has both (x) multiple (six or more) receive and transmit beams and (y) an on-board satellite payload processor which can switch uplink signals in one beam to a downlink signal in one of multiple beams.

  1.2 Exclusion of Certain Assets and Liabilities. Immediately prior to the transactions contemplated in Section 1.1, each of HCS, HCCS and HCJ shall convey, transfer, assign and deliver to one or more entities controlled by HE (that are not Contributed Entities) all of the right, title and interest of HCS, HCCS and HCJ in and to Excluded Assets owned by them and all direct and indirect liabilities, debts, obligations, commitments, expenses, claims, deficiencies, guaranties or endorsements of any nature, whether absolute, accrued, contingent or otherwise, known or unknown, matured or unmatured, arising out of or connected with the Excluded Assets (the "Excluded Liabilities").

  1.3 Issuance of Shares of Newco Common Stock. As consideration for the Asset Contribution, Newco shall, at the Closing, issue and deliver to HCI, Galaxy and HCSS, in such proportion as HCI shall determine, an aggregate of one hundred six million six hundred twenty two thousand eight hundred seven (106,622,807) shares of common stock, par value $.01 per share, of Newco ("Newco Common Stock").

  1.4 Conveyancing and Assumption Documents. HCI, HCSS and Galaxy shall, prior to the Closing, enter into all deeds, bills of sale, assignments, instruments of assumption and other instruments, and obtain all third party and regulatory consents, in each case necessary to consummate the transactions contemplated by this Article I to enable Newco to operate the Galaxy Business in the manner such business was operated by HCI prior to the Closing Date hereof; provided that all such instruments shall be in form and substance, and shall be executed and delivered in a manner, reasonably satisfactory to HCI, Newco and PAS.

                                  Article II

                                  The Merger

  2.1 Organization of the Merger Subsidiary. As promptly as practicable following the execution of this Agreement, Newco shall cause PAS Merger Corp. ("Merger Sub") to be organized as a corporation under the Delaware General Corporation Law (the "DGCL") for the sole purpose of effectuating the Merger. The Certificate of Incorporation and Bylaws of Merger Sub shall be in such forms as shall be determined by Newco in consultation with PAS as soon as practicable following the execution of this Agreement. The authorized capital stock of Merger Sub shall initially consist of 100 shares of common stock, par value $.01 per share, which shall be issued to Newco at a price of $1.00 per share. As promptly as practicable following the execution of this Agreement (but in no event later than thirty (30) days prior to the Closing Date), Newco shall designate, in consultation with PAS, the initial directors and officers of Merger Sub.

  2.2 The Merger. Pursuant to a Plan of Merger, in a form to be mutually agreed upon by HCI and PAS (the "Merger Agreement"), upon the terms and subject to the conditions set forth in this Agreement and in the Merger Agreement, at the Closing, Merger Sub shall be merged with and into PAS in accordance with the applicable provisions of the DGCL. PAS shall be the surviving corporation in the Merger and shall continue its corporate existence under the DGCL. As a result of the Merger and the Univisa Contribution, Newco shall own, directly and indirectly, all of the common stock of PAS. The effects and consequences of the Merger shall be as set forth herein and in the Merger Agreement.

  (a) As used in this Agreement, the term "Subsidiary," with respect to any party, means any corporation, partnership, joint venture, other legal entity or organization, whether incorporated or unincorporated, of which: (i) such party or any other Subsidiary of such party is a general partner; (ii) voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, partnership, joint venture, other legal entity or organization is held by such party or by any one or more of its Subsidiaries, or by such party and any one or more of its Subsidiaries; or (iii) more than 50% of all classes of equity securities is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and any one or more of its Subsidiaries.

  (b) As used in this Agreement, the term "Effective Time" shall mean the time and date which is (i) the later of the date and time of the filing of the certificate of merger relating to the Merger with the Secretary of State of the State of Delaware (or such other date and time as may be specified in such certificate as may be permitted by law) or (ii) such other time and date as HCI, Newco and PAS may agree.

  2.3 Directors. The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the surviving corporation in the Merger as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable law.

  2.4 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the surviving corporation in the Merger as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable law.

  2.5 Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws of PAS in effect at the Effective Time shall be the Certificate of Incorporation and Bylaws of the surviving corporation in the Merger until duly amended in accordance with the terms thereof and the DGCL; provided, that the Certificate of Incorporation of PAS shall be amended, effective prior to the Univisa Contribution, to provide that, notwithstanding the Univisa Contribution and the Merger, shares of Class A Common Stock, Class B Common Stock and PAS's Common Stock, par value $.01 per share (the "PAS Common Stock") shall retain all rights, privileges and powers currently possessed by shares of such classes of stock.

  2.6 Name. At the Effective Time, Newco will change its corporate name to "PanAmSat Corporation" and PAS shall change its corporate name to a new name specified by Newco.

  2.7 Actions of Newco. Newco shall (a) execute the Merger Agreement as the sole stockholder of Merger Sub, (b) cause the directors and officers of Merger Sub to take such steps as may be necessary or appropriate to complete the organization of Merger Sub and to approve the Merger Agreement and (c) cause Merger Sub to perform its obligations under this Agreement and the Merger Agreement.

                                  Article III

                                  The Closing

  Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article IX, the closing of the Asset Contribution, the Univisa Contribution and the Merger shall take place at 10:00 a.m., New York time, on the seventh business day following satisfaction or waiver of the conditions set forth in Article VIII (the "Closing Date"), at the offices of Chadbourne & Parke LLP, New York City, unless another date, time or place is agreed to in writing by the parties hereto and the parties to the Univisa Contribution Agreement (the "Closing").

                                  Article IV

                      Effect of the Merger on Securities
                             of PAS and Merger Sub

  4.1 Merger Sub Stock. At the Effective Time, the shares of the common stock of Merger Sub outstanding immediately prior to the Effective Time shall be converted into and shall become (i) the number of shares of Class A Common Stock of the surviving corporation in the Merger that is equal to the number of shares of, and having terms identical in all respects to, Class A Common Stock outstanding immediately prior to the Merger and (ii) the number of shares of Common Stock of the surviving corporation in the Merger that is equal to the number of shares of, and having terms identical in all respects to, PAS Common Stock outstanding immediately prior to the Merger.

  4.2 Conversion of PAS Shares.

  (a) Except as otherwise provided in Section 4.4 and subject to Sections 4.2(c) and 4.2(d), at the Effective Time, each issued and outstanding share, other than any share owned by Newco or any Subsidiary of Newco, of PAS Common Stock and Class A Common Stock (collectively, the "Shares") shall be converted into, at the election of the holder thereof, one of the following (as may be adjusted pursuant to Sections 4.4 and 4.6, the "Merger Consideration"):

    (i) for each such Share with respect to which an election to receive a combination of Newco Common Stock and cash has been effectively made and not revoked or lost pursuant to Sections 4.3(c), (d) and (e) (a "Standard Election"), the right to receive (x) an amount in cash equal to one-half of the Standard Cash Consideration plus (y) one-half (0.5) share of Newco Common Stock (collectively, the "Standard Consideration"). The "Standard Cash Consideration" means an amount in cash equal to thirty dollars ($30.00), provided that, if the Closing shall not have occurred on or prior to the first anniversary of this Agreement, the Standard Cash Consideration shall be increased at a rate equal to 9% per annum from and including the first anniversary date to but excluding the Closing Date; or

    (ii) for each such Share with respect to which an election to receive solely Newco Common Stock has been effectively made and not revoked or lost pursuant to Sections 4.3(c), (d) and (e) (a "Stock Election"), the right to receive one (1) share of Newco Common Stock (the "Stock Consideration"); or

    (iii) for each such Share with respect to which an election to receive solely cash has been effectively made and not revoked or lost pursuant to Sections 4.3(c), (d) and (e) (a "Cash Election"), the right to receive the Standard Cash Consideration.

  (b) As a result of the Merger and without any action on the part of the holder thereof, at the Effective Time, (i) all Shares held by any person other than Newco (or any Subsidiary of Newco) shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and each such holder of Shares shall thereafter cease to have any rights with respect to such Shares, except the right to receive, without interest, the Merger Consideration and cash in lieu of fractional shares of Newco Common Stock in accordance with Section 4.5(c) upon the surrender of a certificate representing such Shares (a "Share Certificate") and (ii) all outstanding shares of Class B Common Stock shall continue to be indirectly held by Univisa.

  (c) Notwithstanding anything contained in this Section 4.2 to the contrary, each Share issued and held in PAS' treasury immediately prior to the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be cancelled and retired without payment of any consideration therefor.

  (d) Notwithstanding anything in this Section 4.2 to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time and which are held by stockholders who have not voted such shares in favor of the Merger and who shall have properly exercised their rights of appraisal for such shares in the manner provided by the DGCL (the "Dissenting Shares") shall be deemed to have made a Cash Election for purposes of Section 4.4, but shall not be converted into or be exchangeable for the right to receive the Merger

Consideration, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost his right to appraisal and payment, as the case may be. If such holder shall have so failed to perfect or shall have effectively withdrawn or lost such right, his shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Standard Consideration, without any interest thereon. PAS shall give Newco prompt notice of any Dissenting Shares (and shall also give Newco prompt notice of any withdrawals of such demands for appraisal rights) and Newco shall have the right to direct all negotiations and proceedings with respect to any such demands. Neither PAS nor the corporation surviving the Merger shall, except with the prior written consent of Newco, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal rights.

  (e) At the Effective Time, each holder of a then-outstanding option to purchase Shares under PAS' Long-Term Stock Investment Plan and the Option Agreements between PAS and certain of its executive officers and other employees (collectively, the "Stock Option Plans"), whether or not then exercisable (the "Options"), shall, in settlement thereof, receive for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between (i) the Standard Cash Consideration and (ii) the per Share exercise price of such Option to the extent such difference is a positive number (such amount being hereinafter referred to as, the "Option Consideration"); provided, however, that with respect to any person subject to Section 16(b) of the Securities Exchange Act of 1934, as amended, (the "Exchange Act"), any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. Upon receipt of the Option Consideration, the Option shall be canceled. The surrender of an Option to PAS in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Option. Prior to the Effective Time, PAS shall obtain all necessary consents or releases from holders of Options under the Stock Option Plans and take all such other lawful action as may be necessary to give effect to the transactions contemplated by this Section 4.2(e) (except for any such action that may require the approval of PAS' stockholders). Except as otherwise agreed to by the parties, (i) the Stock Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of PAS or any Subsidiary thereof, shall be canceled as of the Effective Time, and (ii) PAS shall assure that following the Effective Time no participant in the Stock Option Plans or other plans, programs or arrangements shall have any right thereunder to acquire equity securities of PAS, the corporation surviving the Merger or any Subsidiary thereof and to terminate all such plans.

  4.3 Elections by Holders of Shares.

  (a) Each person who, at the Effective Time, is a record holder of Shares (other than holders of Shares to be cancelled as set forth in Section 4.2(c) or Dissenting Shares) shall have the right to submit an Election Form (as defined in Section 4.3(c)) specifying the number of Shares that such person desires to have converted into the right to receive Newco Common Stock and cash pursuant to the Standard Election, the number of Shares that such person desires to have converted into the right to receive Newco Common Stock pursuant to a Stock Election and the number of Shares that such person desires to have converted into the right to receive cash pursuant to a Cash Election.

  (b) Promptly after the Allocation Determination (as defined in Section 4.3(d)), Newco shall deposit (or cause to be deposited) with a bank or trust company to be designated by HCI and reasonably acceptable to PAS (the "Exchange Agent"), for the benefit of the holders of Shares and S Company, for exchange in accordance with this Article IV and the Univisa Contribution Agreement, (i) cash in the amount sufficient to pay the aggregate cash portion of the Merger Consideration and the consideration payable in the Univisa Contribution and (ii) certificates representing the shares of Newco Common Stock ("Newco Certificates") for exchange in accordance with this Article IV and the Univisa Contribution Agreement (the cash and shares deposited pursuant to clauses (i) and (ii) being hereinafter referred to as the "Exchange Fund"). Newco Common Stock into which Shares shall be converted pursuant to the Merger shall be deemed to have been issued at the Effective Time.

  (c) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Shares immediately prior to the Effective Time (excluding any Shares which will be cancelled pursuant to Section 4.2(c) or Dissenting Shares) (A) a letter of transmittal (the "Letter of Transmittal") (which shall specify that delivery shall be effected, and risk of loss and title to Share Certificates shall pass, only upon delivery of such Share Certificates to the Exchange Agent and shall be in such form and have such other provisions as Newco shall specify), (B) instructions for use in effecting the surrender of Share Certificates in exchange for the Merger Consideration with respect to the Shares formerly represented thereby, and (C) an election form (the "Election Form") providing for such holders to make the Standard Election, the Stock Election or the Cash Election. As of the Election Deadline (as defined in Section 4.3(d)), all holders of Shares immediately prior to the Effective Time that shall not have submitted to the Exchange Agent or shall have properly revoked an effective, properly completed Election Form shall be deemed to have made a Standard Election.

  (d) Any Standard Election, Stock Election or Cash Election shall have been validly made only if the Exchange Agent shall have received by 5:00 p.m. New York time on a date (the "Election Deadline") to be mutually agreed upon by HCI, Newco and PAS, an Election Form properly completed and executed (with the signature or signatures thereof guaranteed to the extent required by the Election Form) by such holder accompanied by such holder's Share Certificates, or by an appropriate guarantee of delivery of such Share Certificates from a member of any registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States as set forth in such Election Form. Any holder of Shares who has made an election by submitting an Election Form to the Exchange Agent may, at any time prior to the Election Deadline, change such holder's election by submitting a revised Election Form, properly completed and signed that is received by the Exchange Agent prior to the Election Deadline. Any holder of PAS Common Stock may at any time prior to the Election Deadline revoke his election and withdraw his Share Certificates deposited with the Exchange Agent by written notice to the Exchange Agent received by the close of business on the day prior to the Election Deadline. As soon as practicable after the Election Deadline, the Exchange Agent shall determine the allocation of the cash portion of the Merger Consideration and the stock portion of the Merger Consideration and shall notify Newco of its determination (the "Allocation Determination").

  (e) Upon surrender of a Share Certificate for cancellation to the Exchange Agent, together with the Letter of Transmittal duly executed, and such other documents as Newco or the Exchange Agent shall reasonably request, the holder of such Share Certificate shall be entitled to receive promptly after the Allocation Determination in exchange therefor (A) a certified or bank cashier's check in the amount equal to the cash, if any, which such holder has the right to receive pursuant to the provisions of this Article IV (including any cash in lieu of fractional shares of Newco Common Stock pursuant to
Section 4.5(c)), and (B) a Newco Certificate representing that number of shares of Newco Common Stock, if any, which such holder has the right to receive pursuant to this Article IV (in each case less the amount of any required withholding taxes), and the Share Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 4.3(e), each Share Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration with respect to the Shares formerly represented thereby.

  (f) Newco shall have the right to make reasonable rules, not inconsistent with the terms of this Agreement, governing the validity of the Election Forms, the manner and extent to which Standard Elections, Stock Elections or Cash Elections are to be taken into account in making the determinations prescribed by Section 4.4, the issuance and delivery of certificates for Newco Common Stock into which Shares are converted in the Merger, and the payment of cash for Shares converted into the right to receive cash in the Merger.

  (g) Notwithstanding the foregoing provisions of this Section 4.3, the parties hereto may decide to distribute Election Forms to PAS' stockholders and require that holders making such elections respond prior to the Merger, upon such additional terms and conditions as may be agreed to by the parties.

  4.4 Proration.

  (a) As is more fully set forth below and except as may be paid pursuant to
Section 4.5 or otherwise in respect of Dissenting Shares, the aggregate amount of cash to be paid in the Merger and in the Univisa Contribution (other than the cash payment of $225 million provided for in the last sentence of Section 1.2(a) of the Univisa Contribution Agreement) shall not exceed the product of
(x) one-half ( 1/2) of the Standard Cash Consideration and (y) the aggregate number of shares of PAS Common Stock, Class A Common Stock and Class B Common Stock issued and outstanding immediately prior to the Effective Time (such product, the "Maximum Cash Amount").

  (b) In the event that the sum of the aggregate amount of cash represented by the Cash Elections hereunder (including Cash Elections deemed to have been made with respect to Dissenting Shares) and under the Univisa Contribution Agreement received by the Exchange Agent (such sum, the "Requested Cash Amount") exceeds the Maximum Cash Amount minus the aggregate amount of cash payable on account of all Standard Elections made or deemed to have been made hereunder or under the Univisa Contribution Agreement (such difference, the "Cash Cap"), each holder making (or deemed to make) a Cash Election hereunder or under the Univisa Contribution Agreement shall receive, for each Share or Value Unit (as such term is defined in the Univisa Contribution Agreement), as the case may be, with respect to which a Cash Election has been made (or is deemed to have been made) hereunder or under the Univisa Contribution Agreement, (x) cash in an amount equal to the Prorated Cash Amount and (y) a number of shares of Newco Common Stock equal to a fraction, the numerator of which is equal to the Standard Cash Consideration minus the Prorated Cash Amount and the denominator of which is the Standard Cash Consideration. The term "Prorated Cash Amount" means the greater of (i) one-half ( 1/2) of the Standard Cash Consideration and (ii) the product of the Standard Cash Consideration and a fraction, the numerator of which is the Cash Cap and the denominator of which is the Requested Cash Amount.

  (c) The aggregate number of shares of Newco Common Stock that may be issued pursuant to Stock Elections hereunder and under the Univisa Contribution Agreement is not subject to any maximum. In the event that the Requested Cash Amount is less than the Cash Cap, each holder making a Stock Election hereunder or under the Univisa Contribution Agreement shall receive, at the option of Newco, for each Share or Value Unit, as the case may be, with respect to which a Stock Election has been made hereunder or under the Univisa Contribution Agreement, (x) not more than the Stock Consideration and not less than a number of shares of Newco Common Stock equal to a fraction the numerator of which is the Requested Stock Amount minus the difference between the Cash Cap and the Requested Cash Amount, and the denominator of which is the Requested Stock Amount (such whole or fractional share, the "Prorated Stock Amount") and (y) cash in an amount equal to the product of (A) the Standard Cash Consideration and (B) one minus the Prorated Stock Amount. The term "Requested Stock Amount" means the product of the aggregate number of shares of Newco Common Stock represented by Stock Elections hereunder or under the Univisa Contribution Agreement received by the Exchange Agent and the Standard Cash Consideration.

  4.5 Dividends, Fractional Shares, Etc.

  (a) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared after the Effective Time on Newco Common Stock shall be paid with respect to any Shares which, prior to the Effective Time, were represented by a Share Certificate until such Share Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable Laws (as defined in Section 5.6(a)), following surrender of any such Share Certificate, there shall be paid to the holder of the Newco Certificates issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Newco Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Newco Common Stock, less the amount of any withholding taxes which may be required thereon.

  (b) At or after the Effective Time, there shall be no transfers on the stock transfer books of PAS of the Share Certificates which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates formerly representing any such Shares are presented to the surviving corporation in the Merger, they shall be cancelled and exchanged for certificates for the consideration, if any, deliverable in respect thereof pursuant to this Agreement in accordance with the procedures set forth in this
Article IV. Share Certificates surrendered for exchange by any person constituting an "affiliate" of PAS for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), shall not be exchanged until Newco has received a written agreement from such person as provided in Section 7.14.

  (c) No fractional shares of Newco Common Stock shall be issued pursuant to the Merger or the Univisa Contribution. In lieu of the issuance of any fractional share of Newco Common Stock pursuant to the Merger or the Univisa Contribution, cash adjustments will be paid to holders in respect of any fractional share of Newco Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to the product of such fractional amount and the Standard Cash Consideration.

  (d) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Newco Common Stock) that remains unclaimed by the former stockholders of PAS six months after the Effective Time shall be delivered to Newco. Any former stockholder of PAS who has not theretofore complied with this Article IV shall thereafter look only to Newco for payment of the consideration payable on account of the Univisa Contribution or the Merger, as the case may be, cash in lieu of fractional shares and unpaid dividends and distributions on the Newco Common Stock deliverable in respect of each share such stockholder holds as determined pursuant to this Agreement, in each case without any interest thereon.

  (e) None of HCI, its Affiliates, PAS, Newco, the Exchange Agent or any other person shall be liable to any former holder of Shares or shares of Class B Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  (f) In the event that any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Newco, the posting by such person of a bond in such reasonable amount as Newco may direct as indemnity against any claim that may be made against it with respect to such Share Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Share Certificate the applicable Merger Consideration, cash in lieu of fractional shares, and unpaid dividends and distributions on Shares as provided in this Section 4.5, deliverable in respect thereof pursuant to this Agreement.

  4.6 Certain Additional Prorations. In the event that the aggregate number of shares of Newco Common Stock for which Value Units were to be exchanged pursuant to Section 1.2(a) of the Univisa Contribution Agreement would otherwise be less than seven million five hundred thousand (7,500,000) (after giving effect to any prorations pursuant to Section 4.4, if applicable), then notwithstanding anything to the contrary contained in this Agreement or in the Univisa Contribution Agreement, (i) a number of Value Units equal to seven million five hundred thousand (7,500,000) minus the aggregate number of shares of Newco Common Stock for which Value Units would otherwise be exchanged pursuant to Section 1.2(a) of the Univisa Contribution Agreement (after giving effect to any prorations pursuant to Section 4.4, if applicable) (such difference, the "SPOT Difference") shall be exchanged for Newco Common Stock (after giving effect to any prorations pursuant to Section 4.4, if applicable), (ii) the aggregate amount of cash for which Value Units were otherwise to be exchanged pursuant to Section 1.2(a) of the Univisa Contribution Agreement (after giving effect to any prorations pursuant to Section 4.4, if applicable) shall be reduced by an amount equal to the product of the SPOT Difference and the Standard Cash Consideration, and (iii) the aggregate number of Shares with respect to which Cash Elections or Stock Elections were made hereunder shall be adjusted in accordance with Section 4.4, if applicable, giving effect (a) first, to the Shares as to which a Cash Election was made but which were to be converted into the right to receive shares of Newco Common Stock in lieu of cash in accordance with Section 4.4(b), and (b) second, to all other Shares as to which a Stock Election was made.

                                   Article V

                     Representations and Warranties of PAS

  PAS represents and warrants to each of the Hughes Parties as follows:

  5.1 Organization, Standing and Power. Each of PAS and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, has all requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified, and in good standing to own, lease and operate its properties and to conduct business in each jurisdiction, domestic and foreign, in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing is not likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole. PAS and each of its Subsidiaries has heretofore made available to HCI true, complete and correct copies of its Certificate of Incorporation and Bylaws as currently in effect together with all amendments thereto. No resolution has been adopted to amend any of such Certificates of Incorporation or Bylaws except as expressly called for by this Agreement. None of PAS or its Subsidiaries (i) has been dissolved, adopted resolutions to dissolve or acted in any way to accomplish, request or approve such dissolution, (ii) is a party to any merger or (iii) has been declared bankrupt, and, to PAS' knowledge, no action or request is pending to declare it bankrupt. PAS has made available to HCI minute books for each of PAS and its Subsidiaries which contain complete and accurate records in all material respects of all meetings, or consents in lieu thereof, of the stockholders and the Board of Directors (including committees thereof) of each such entity since its date of formation. As used in this Agreement, any reference to any event, change or effect having a "material adverse effect" on any person or entity means (i) such event, change or effect, individually or in the aggregate with other events, changes, or effects, is materially adverse to the financial condition, business, results of operations, assets, liabilities, properties or prospects of such person or entity and (ii) such event, change or effect, individually, or in the aggregate with other events, changes or effects, would impair the right or ability of the parties hereto and thereto to consummate the transactions contemplated hereby and by the Related Agreements (as defined in Section 7.9).

  5.2 Capital Structure. As of the date hereof, the authorized capital stock of PAS consists of 100,000,000 shares of Class A Common Stock, 100,000,000 shares of Class B Common Stock, 400,000,000 shares of PAS Common Stock and 20,000,000 shares of Preferred Stock, $.01 par value per share ("PAS Preferred Stock"). At the close of business on September 1, 1996: (i) 40,459,432 shares of Class A Common Stock, 40,459,431 shares of Class B Common Stock, 19,081,137 shares of PAS Common Stock and 311,132.777 shares of PAS Preferred Stock were issued and outstanding, 1,065,225 shares of PAS Common Stock were reserved for issuance pursuant to currently outstanding options pursuant to the Stock Option Plans, and, except for the issuance of shares of PAS Common Stock pursuant to the exercise of the Options and except as set forth on Schedule 5.2, there are no employment, executive termination or similar agreements providing for the issuance of any shares of Class A Common Stock, Class B Common Stock, PAS Common Stock or PAS Preferred Stock; (ii) no shares of Class A Common Stock, Class B Common Stock, PAS Common Stock or PAS Preferred Stock were held by PAS or any of its Subsidiaries; and (iii) except as set forth on
Schedule 5.2, no bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exercisable or exchangeable for, securities having the right to vote) on any matters on which stockholders of PAS may vote ("PAS Voting Debt") were issued or outstanding. All outstanding shares of the capital stock of PAS and the outstanding capital stock of each of PAS' Subsidiaries and all such shares which may be issued upon the exercise of outstanding options and warrants are validly issued, fully paid and nonassessable and no such shares are subject to preemptive or other similar rights. Except as set forth on Schedule 5.2, all outstanding shares of capital stock of PAS' Subsidiaries are owned by PAS or a direct or indirect wholly-owned Subsidiary of PAS, free and clear of all liens, charges, encumbrances, claims and options of any nature. Except as set forth on
Schedule 5.2, neither PAS nor any of PAS' Subsidiaries (i) beneficially owns any capital shares or has any other record or beneficial equity or other ownership or interest in any corporation, partnership, joint venture, association or other entity or business enterprise or (ii) has any commitment to contribute to the capital of, make loans to, or share the losses of any person or entity (other than any of PAS or any of its Subsidiaries). Except as set forth in this Section 5.2 and except for changes since September 1, 1996 resulting from the exercise of stock options granted pursuant to the Stock Option Plans, there are outstanding: (i) no shares of capital stock, PAS Voting Debt or other voting securities of PAS authorized, issued or outstanding; (ii) no securities of PAS or any Subsidiary of PAS convertible into, or exchangeable or exercisable for, shares of capital stock, PAS Voting Debt or other voting securities of PAS or any Subsidiary of PAS; and (iii) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which PAS or any Subsidiary of PAS is a party or by which it is bound, in any case obligating PAS or any Subsidiary of PAS to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock of PAS or any PAS Voting Debt or other voting securities of PAS or of any Subsidiary of PAS, or obligating PAS or any Subsidiary of PAS to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. Since September 1, 1996, PAS has not (i) granted any options, warrants or rights to purchase shares of capital stock of PAS or (ii) amended or repriced any Option or the Stock Option Plans, and set forth on Schedule
5.2 is a list of all outstanding options, warrants and rights to purchase shares of capital stock of PAS and the exercise prices relating thereto. Except as set forth on Schedule 5.2, there are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which PAS or any of its Subsidiaries is a party or by which any such entity is bound relating to the voting of any shares of the capital stock of PAS or any of its Subsidiaries. Except as set forth on Schedule 5.2, there are no restrictions on PAS to vote the stock of any of its Subsidiaries. Except as granted in connection with the transactions contemplated by this Agreement, no person has any rights to cause PAS or its Subsidiaries to register with the United States Securities and Exchange Commission (the "SEC") any securities of PAS or any of its Subsidiaries.

  5.3 Authority; No Violations; Consents and Approvals.

  (a) PAS has all requisite corporate power and authority to execute and deliver this Agreement and the Related Agreements to which it is a party and to perform its obligations hereunder and thereunder and to effect the transactions contemplated hereby and thereby, and subject to PAS Stockholder Approval (as defined in Section 5.3(c)), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the Related Agreements to which PAS is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of PAS, subject, if required with respect to consummation of the Merger, to PAS Stockholder Approval. Each of this Agreement and the Related Agreements to which PAS is a party has been duly executed and delivered by PAS and, subject, if required with respect to consummation of the Merger, to PAS Stockholder Approval, and assuming that each of this Agreement and the Related Agreements to which PAS is a party constitutes the valid and binding agreement of the other parties thereto, and subject to obtaining all necessary approvals by Government Entities, constitutes a valid and binding obligation of PAS enforceable in accordance with its terms except that the enforcement hereby may be limited by (a) bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) general "principles of equity" (regardless of whether enforceability is considered in a proceeding at law or in equity) (the foregoing exception, the "Bankruptcy Exception"). For purposes of this Agreement, the term "Government Entity" means any legislative, executive, judicial, regulatory or other governmental or quasi-governmental authority, instrumentality or body, whether domestic or foreign, local, state, federal or other, including, without limitation, any administrative agency, commission or court.

  (b) The execution, delivery and performance by PAS of each of this Agreement and the Related Agreements to which PAS is a party does not, and the consummation by PAS of the transactions contemplated hereby and thereby will not, (x) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) which is likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit, or the creation of a material lien, pledge, security interest or other encumbrance on assets or property, or right of first refusal with respect to any material asset or property (any such conflict, violation, default, right of termination, cancellation or acceleration, loss, creation or right of first refusal, a "PAS Violation"), under or pursuant to any provision of the respective Certificate of Incorporation or Bylaws of PAS or equivalent constituent document of any of its Subsidiaries or, (y) except as to which requisite waivers or consents have been obtained and, except as set forth on
Schedule 5.3(b) hereto and assuming the consents, approvals, authorizations or permits and filings or notifications referred to in paragraph (c) of this
Section 5.3 are duly and timely obtained or made and, if required, PAS Stockholder Approval is obtained, result in any PAS Violation of any Material Contract, PAS ERISA Plan (as defined in Section 5.9(c)(i)), PAS Benefit Arrangement (as defined in Section 5.9(c)(ii)), PAS Permit (as defined in
Section 5.6(b)), or Law applicable to PAS or any of its Subsidiaries or any of their respective properties or assets; provided, however, that nothing in this
Section 5.3 will be deemed to constitute a representation or warranty by PAS as to any antitrust law or requirement. The Board of Directors of PAS has taken all actions necessary under the DGCL, including approving the transactions contemplated by this Agreement and the Related Agreements, to ensure that Section 203 of the DGCL and the provisions of any other state takeover laws do not, and will not, apply to the transactions contemplated hereby and thereby. No vote of the holders of the PAS Preferred Stock is required to consummate the Asset Contribution, the Univisa Contribution, the Merger or any of the other transactions contemplated hereby.

  (c) No consent, approval, order or authorization of, or registration, declaration or filing with, notice to, or permit from any Government Entity, is required by or with respect to PAS or any of its Subsidiaries in connection with the execution and delivery by PAS of any of this Agreement or the Related Agreements to which PAS is a party or the consummation by PAS of the transactions contemplated hereby and thereby, which if not obtained or made is likely to have a material adverse effect on PAS' ability to consummate the transactions contemplated hereby and thereby, except for: (A) the filing of a premerger notification and report form by PAS under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act") and the expiration or termination of the applicable waiting period thereunder; (B) the filing with the SEC of (x) the Proxy Statement/Prospectus and related Registration Statement (as such terms are defined in Section 7.5) relating to a meeting of the holders of shares of common stock of PAS to adopt this Agreement (the "PAS Stockholder Approval") and (y) such reports under and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Related Agreements to which PAS is a party and the transactions contemplated hereby and thereby; (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware;
(D) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws; (E) such filings and approvals as may be required by any foreign premerger notification Laws; (F) such consents, approvals, orders, authorizations and filings required under any environmental, health or safety law; (G) the filing with the FCC of (x) the applications and waiver requests described in Section 7.9(c), (y) any requisite post Closing amendments to pending FCC applications filed by PAS and its Subsidiaries, reflecting (subject to FCC consent and consummation) the Asset Contribution, the Univisa Contribution and the Merger, and (z) associated filings with the FCC that do not require the FCC's consent or approval; and (H) such other consents, approvals, orders, authorizations, registrations, declarations, filings, notices and Permits (as defined in Section 5.6(a)) set forth on Schedule 5.3(c).

  5.4 SEC Documents. PAS has made available to HCI a true and complete copy of each form, report, schedule, registration statement and definitive proxy statement filed by PAS with the SEC since July 29, 1993 and prior to the date of this Agreement (the "PAS SEC Documents"), which are all the documents (other than preliminary material) that PAS was required to file with the SEC since such date. As of their respective dates, or, if required to be amended, as of the date of the last such amendment, (i) the PAS SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such PAS SEC Documents, and (ii) none of the PAS SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements of PAS included in the PAS SEC Documents have been prepared from, and are in accordance with, the books and records of PAS and/or its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, in accordance with applicable requirements of GAAP, the consolidated financial position of PAS and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of PAS and its consolidated Subsidiaries for the periods presented therein. No Subsidiary of PAS is required to file any form, report or other document with the SEC. The books and all other financial records of PAS and each of its Subsidiaries are complete and correct in all material respects.

  5.5 Information Supplied. The Proxy Statement/Prospectus (as defined in
Section 7.5), or any amendment thereof or supplement thereto, will not, on the date it is first mailed to PAS' stockholders or at the time of PAS' stockholders meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by PAS with respect to statements made therein based on information supplied by any Hughes Party for inclusion in the Proxy Statement/Prospectus. The information supplied by PAS for inclusion in each Registration Statement (as defined in Section 7.5) will not, on the date it is first filed with the SEC and as of the date it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the proviso set forth in the second preceding sentence, the Proxy Statement/Prospectus, will comply as to form, in all material respects, with the provisions of the Exchange Act and the rules and regulations thereunder.

  5.6 Compliance with Laws.

  (a) Except as disclosed on Schedule 5.6(a) or the PAS SEC Documents, the businesses of PAS and its Subsidiaries are not being conducted in violation of any Law the violation of which is likely to have a material adverse effect on PAS or any of its Subsidiaries. Except as disclosed on Schedule 5.6(a), no material investigation or review by any Government Entity with respect to PAS, any of its Subsidiaries or their respective businesses is pending or, to the best knowledge of PAS, threatened and PAS has not received any written citation or notification alleging any violation of any Law or Permit the continuing violation of which is likely to have a material adverse effect on PAS or any of its Subsidiaries. As used in this Agreement, the term "Law" means any applicable domestic or foreign, federal, state or local laws, statutes, regulations, rules, codes, ordinances, orders and governmental licenses, franchises, permits and governmental authorizations enacted, adopted, issued or promulgated by any Government Entity (including, without limitation, to the extent applicable, those pertaining to communications, broadcasting, consumer protection, building, zoning, environmental and occupational safety and health requirements and all requirements of the Communications Act of 1934, as amended, or any successor statute, and the rules and regulations of the FCC promulgated thereunder) or common law. As used in this Agreement, the term "Permits" means all permits (including conditional use permits), licenses, franchises, approvals, certificates, concessions, privileges, immunities, consents or other authorizations issued or authorized by any Government Entity.

  (b) Set forth on Schedule 5.6(b) is a true and complete list of all Permits issued to or held by PAS or any of its Subsidiaries (as amended or modified), except for Permits which are immaterial to the assets or business of PAS or any of its Subsidiaries (collectively, the "PAS Permits"); provided, however, that notwithstanding the foregoing materiality threshold, Schedule 5.6(b) lists (i) all Permits issued by the FCC to PAS or any of its Subsidiaries,
(ii) all Permits, whether or not issued by the FCC, authorizing the construction, launch or operation of the PAS Satellites or the PAS Ground Stations (other than Permits granted or issued by local or municipal Government Entities, such as building permits, local occupancy permits or zoning regulations, which are not material to PAS and its Subsidiaries, taken as a whole), and (iii) all Permits issued to PAS or any of its Subsidiaries by Government Entities that regulate broadcasting or communications, authorizing any of PAS or its Subsidiaries to provide broadcasting or communications services. Schedule 5.6(b) also sets forth a true and complete list of all pending applications for Permits that would be PAS Permits if issued or granted and all pending applications by PAS or its Subsidiaries for modification, extension or renewal of PAS Permits. The PAS Permits are all of the Permits required to be issued to or held by PAS or its Subsidiaries in order to allow PAS and its Subsidiaries to own or lease their respective assets and to lawfully conduct their respective businesses, including, without limitation, the construction, launch and operation of, and transmitting to and from, each of the PAS Satellites and the PAS Ground Stations (as such terms are defined in Section 5.19(a)) and the provision of broadcasting or communications services, except where the failure to possess any such Permit is not likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole. Notwithstanding the generality of the preceding paragraph, except as set forth on Schedule 5.6(b), each of PAS and its Subsidiaries has fulfilled and complied in all material respects with its obligations under each of the PAS Permits owned, held or possessed by it, and no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default under any PAS Permit and which permits or, after notice or lapse of time or both, would permit revocation or termination of any such PAS Permit, and neither PAS nor any of its Subsidiaries has received or has knowledge of any written notice of cancellation or default or of any dispute concerning any such PAS Permit, or of any such event, condition or state of facts where the effect thereof would be material to PAS and its Subsidiaries, taken as a whole. Each of the PAS Permits is validly held by the entities listed on Schedule 5.6(b), is in full force and effect in all material respects, is free and clear of all Liens (other than Permitted Liens), is unimpaired by acts or omission of PAS or its employees, partners or Affiliates, will expire on the date shown on Schedule 5.6(b), is valid for the balance of its current term, and is not subject to any restriction or condition that limits in any material respect the full operation of PAS' business as now operated. Except as set forth on Schedule 5.6(b) and for rulemaking proceedings affecting the satellite industry in general, no complaints, proceedings or applications are pending, or to PAS' best knowledge, threatened, at the FCC or any other Government Entity, that would result in the revocation, forfeiture, adverse modification, non-renewal or suspension of any of the PAS Permits, the denial of any pending application by PAS or its Affiliates for a Permit or a modification, extension or renewal thereof, the issuance against PAS of any cease and desist order, or the imposition of any administrative actions by the FCC or any other Government Entity with respect to the PAS Permits, or that would adversely affect the ability of the corporation surviving the Merger to continue to operate the business of PAS and its Subsidiaries as currently operated by such parties. Except as set forth on Schedule 5.6(b), PAS has not received any complaint that any of the PAS Satellites or the PAS Ground Stations is causing objectionable interference to the transmissions or reception of any other radio communications facility, and to PAS' best knowledge, no other radio communications facility is causing objectionable interference to the transmissions from or the receipt of signals by any PAS Satellite or PAS Ground Station. Except as set forth on Schedule 5.6(b), none of the PAS Permits that has been issued prior to the date hereof is the subject of any pending renewal application; no renewal of any PAS Permit issued by the FCC would constitute a major environmental action under the FCC Rules excluding the impact of the FCC's new RF radiation rules adopted by the FCC in ET Docket No. 93-62 on August 1, 1996; and PAS is not aware of any reason why the PAS Permits will not be renewed in the ordinary course or why any of the PAS Permits might be revoked. PAS knows of the existence of no fact that, under present Law, would disqualify PAS from consummating the Merger within the time contemplated herein. Except as set forth on Schedule 5.6(b), all information contained in any pending application by PAS or any of its Subsidiaries for a Permit or modification, extension, or renewal of a PAS Permit is true, correct and complete in all material respects. Except as set forth on Schedule 5.6(b), PAS has duly filed or caused to be filed with the FCC all required material reports, statements, documents, registrations, filings or submissions with respect to the operations of the business of PAS and its Subsidiaries, the PAS Permits issued by the FCC, PAS' and its Subsidiaries' ownership of their assets and the pending applications by PAS or any of its Subsidiaries for Permits or for modification, extension or renewal of PAS Permits. All such filings complied in all material respects with Laws when made and no deficiencies have been asserted with respect to any such filings. Except for rulemaking proceedings affecting the satellite industry in general, no judgment, decree, order or notice of violation has been issued by the FCC (or other Government Entity) which permits or contemplates revocation, modification or termination of any of the PAS Permits or which would result in any material impairment of any rights thereunder. As used in this Agreement, the term "Affiliate" means with respect to any person or entity, any person or entity which directly or indirectly controls, is controlled by or is under common control with such person or entity; provided, however, that "Affiliate" with respect to any person or entity shall also include any person or entity of which the first person or entity directly or indirectly owns ten percent (10%)
or more of the common equity and shall, in the case of each Hughes Party, include HE, but exclude any person controlling HE and any person under common control with HE but not itself controlled by HE.

  (c) Except as set forth on Schedule 5.6(c), neither PAS, its Subsidiaries or Affiliates, nor any of their respective employees, are officials or officers of any Government Entity or any political party, and neither PAS nor any of its Subsidiaries or Affiliates has taken, is taking or will take, or has allowed or will allow on its behalf to be taken, any action which would have violated or would violate the United States Foreign Corrupt Practices Act of 1977, the U.S. Export Administration Act, as amended, or any Laws to which such party or person is subject, relating in each case to payments for the purpose of influencing an act or decision of a Government Entity or government official; provided, however, that nothing in this sentence shall be deemed to subject any party or person to any Law to which such party or person would not otherwise be subject. Each of PAS and its Subsidiaries is in material compliance with all domestic and foreign laws restricting or regulating the export of technology to foreign countries.

  5.7 Litigation. Except as disclosed on Schedule 5.7 or in the PAS SEC Documents, there is no suit, action or proceeding pending or, to PAS' knowledge, threatened against or affecting PAS or any of its Subsidiaries, nor is there any written judgment, decree, injunction, rule or order of any Government Entity or arbitrator outstanding against PAS or any of its Subsidiaries.

  5.8 Taxes. Each of PAS and its Subsidiaries has timely filed or has obtained timely extensions for all tax returns required to be filed by such party completely and accurately in all material respects and has timely paid (or PAS has paid on behalf of any such Subsidiary), or has established an adequate reserve for the payment of, all material taxes which are required to be paid in respect of the taxable period reflected in such returns or for periods since the most recent date on which a return was filed. All taxes shown to be due on the tax returns that have been filed by PAS and each of its Subsidiaries have been timely paid. Except as provided on Schedule 5.8, neither PAS nor any of its Subsidiaries has waived any statute of limitations in respect of taxes of PAS or any of its Subsidiaries. Except as provided on
Schedule 5.8, none of the tax returns filed by PAS or any of its Subsidiaries has been examined by any taxing authority, and no audit, action, proceeding or assessment is pending or threatened by any taxing authority against PAS or any of its Subsidiaries where such audit, proceeding or assessment is likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole. All material taxes which PAS or any of its Subsidiaries is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the books of PAS. There are no material liens for taxes (other than for current taxes not yet due and payable) on the assets of PAS or any of its Subsidiaries. PAS has previously delivered or made available to HCI true and complete copies of its federal income tax returns for each of the fiscal years ended December 31, 1992 through December 31, 1995. Except as set forth on Schedule 5.8 or as provided herein, neither PAS nor any of its Subsidiaries is a party to or bound by any agreement providing for the allocation or sharing of taxes with any entity which is not, either directly or indirectly, a Subsidiary of PAS. Neither PAS nor any of its Subsidiaries has filed or is required to file a consent pursuant to or agreed to the application of Section 341(f) of the Code. PAS is not a "United States real property holding corporation" as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. For the purpose of this Agreement, the term "tax" (and, with correlative meaning, the terms "taxes" and "taxable") shall include all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

  5.9 Employees and Agents; Benefit Plans.

  (a) Schedule 5.9(a) contains a complete and accurate list of all employees of PAS and its Subsidiaries, whether active or inactive, indicating thereon the direct entity by whom such employee is employed and the employee's job title. PAS also shall provide on Schedule 5.9(a) as to each such employee, the position held, the length of service, employee loans, stock options, annual salary, incentive bonuses, international and other allowances and PAS' cost of dental, health (other than retiree health), life and long-term disability insurance.

Except as set forth on Schedule 5.9(a), no employee of PAS or any of its Subsidiaries is represented by any union, or covered by any collective bargaining or similar agreement in connection with their employment at PAS, nor is any such employee covered by a written agreement of employment in connection with their employment at PAS, or to PAS' knowledge, any oral employment agreement, which cannot be terminated at will by PAS or one of its Subsidiaries or which provides for severance pay or other compensation, including stock option rights and deferred compensation arrangements, upon termination of employment or upon change of control of PAS or any of its Subsidiaries. Except as listed and described on Schedule 5.9(a), neither PAS nor any of its Subsidiaries is a party to any collective bargaining or other similar labor agreement, including any such agreement which provides for or may give rise to any liability or obligation for any severance or termination pay or which will be the subject of renegotiation by virtue of the consummation of the transactions contemplated by this Agreement, and to PAS' knowledge, no labor organization has filed a petition to become the collective bargaining representative with respect to PAS or any of its Subsidiaries.

  (b) Except as set forth on Schedule 5.9(b), PAS and each of its Subsidiaries have complied in all material respects with all applicable employment and labor laws, including but not limited to those relating to wages, hours, collective bargaining, discrimination, plant closing notices, and the payment of social security and similar taxes, and are not liable for any arrears of wages or any material penalties for failure to comply with any of the foregoing. There are no lawsuits, governmental proceedings, arbitration proceedings or written claims pending or, to PAS' knowledge, threatened between PAS or any of its Subsidiaries and any of their employees, or any labor union or labor organization representing or purporting to represent any of their employees. To PAS' knowledge, there are no union organizing or election activities involving any non-union employees of PAS or any of its Subsidiaries which have occurred since December 31, 1993 or threatened as of the date hereof.

  (c) Schedule 5.9(c) sets forth a true and complete list of all of the following, true, correct and complete copies of which have been delivered to or made available to HCI:

    (i) each "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), (the "PAS ERISA Plans") maintained, contributed to or required to be contributed to by PAS or any of its Subsidiaries, or under which PAS or any of its Subsidiaries could incur any liability, for the benefit of current, former and retired employees of PAS or any of its Subsidiaries ("PAS Employees") or any beneficiaries or dependents of any PAS Employees, except for foreign plans to which PAS is required to contribute pursuant to the law(s) of any foreign country;

    (ii) each other plan, program, policy, contract, agreement or arrangement providing for bonuses, pensions, deferred compensation, stock or stock related awards, severance pay, salary continuation or similar benefits, hospitalization, medical, dental or disability benefits, life insurance or other employee benefits, or compensation to or for any PAS Employee or members of any PAS Employee's families (other than directors and officers' liability policies), whether or not insured or funded (a "PAS Benefit Arrangement").

  (d) Except as set forth on Schedule 5.9(d), and except where such failure is not likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole, each PAS ERISA Plan and PAS Benefit Arrangement has been established and maintained in all material respects in accordance with its terms and in material compliance with all Laws. PAS has listed on Schedule 5.9(d) all exceptions, without regard to whether such exceptions are likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole, to this Section 5.9(d), of which PAS has actual knowledge.

  (e) Except as set forth on Schedule 5.9(e), neither PAS nor any of its Subsidiaries have represented, promised or contracted (whether in oral or written form) to any current or former PAS Employee (either individually or to PAS Employees as a group) that such current or former PAS Employee(s) would be provided with life insurance or employee health or welfare plan benefits upon their retirement or termination of employment (except as may be required by statute), except where such representation, promise or contract is not likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole. PAS has listed on Schedule

5.9(e) all exceptions, without regard to whether such exceptions are likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole, to this Section 5.9(e) of which PAS has actual knowledge.

  (f) Except as set forth on Schedule 5.9(f), PAS has delivered or made available to HCI true and complete copies of all PAS ERISA Plans, all related trust agreements, the latest summary plan descriptions, the latest Internal Revenue Service determination letter and application therefor for each plan which is intended to be qualified under Section 401(a) of the Code, and all PAS Benefit Arrangements and employment severance agreements pursuant to plans which PAS or any of its Subsidiaries has or may have any liability. Any document listed on Schedule 5.9(f) shall be delivered by PAS to HE within 30 days after execution of this Agreement.

  (g) Except as set forth on Schedule 5.9(g), neither the execution or delivery of this Agreement or the Related Agreements nor the consummation of the transactions contemplated hereby or thereby (either alone or together with any additional or subsequent events), shall constitute an event under any PAS ERISA Plan, PAS Benefit Arrangement, loan or individual agreement or contract that may result in any payment (whether of severance pay or otherwise), restriction, or limitation upon the assets of any PAS ERISA Plan or PAS Benefit Arrangement, acceleration of payment or vesting, increase in benefits or compensation, or required funding with respect to any PAS Employee or any of its subsidiaries or the forgiveness of any loan or other commitment of any PAS Employee.

  (h) Except as set forth on Schedule 5.9(h), there are no pending, or, to PAS' knowledge, threatened actions or suits by or on behalf of any PAS ERISA Plans or PAS Benefit Arrangements, by any PAS Employee or beneficiary covered under any such PAS ERISA Plan or PAS Benefit Arrangement, or otherwise involving any such plan or arrangement (other than routine claims for benefits), except to the extent that such pending or threatened actions or suits are not likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole.

  (i) Except as set forth on Schedule 5.9(i), with respect to each PAS ERISA Plan that is funded wholly or partially through an insurance policy, there is no liability of PAS or any of its Subsidiaries under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Effective Time which is likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole.

  (j) Except as set forth on Schedule 5.9(j), all employee contributions to PAS ERISA Plans to the date hereof have been properly withheld by PAS and each of its Subsidiaries, all contributions required to be made to each such plan by PAS and each of its Subsidiaries (including employee contributions and compensation deferrals and employer matching or other contributions) have been made on a timely basis or will be made on a timely basis and all of such contributions have been or will be fully paid into the funding arrangements for the respective PAS ERISA Plan, except where such failure is not likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole.

  (k) Except as set forth on Schedule 5.9(k), to PAS' knowledge, there are no pending lawsuits, governmental proceedings, arbitration proceedings or written claims by PAS Employees against PAS or any of its Subsidiaries or any of its PAS Employees, nor is PAS aware of any such pending lawsuits, governmental proceedings, arbitration proceedings or written claims of any PAS Employee pursuant to any applicable Law relating to employees, including human rights legislation, labor standards legislation, occupational health and safety legislation, worker's compensation legislation or any other employment-related legislation.

  (l) Schedule 5.9(l) sets forth a complete and accurate list of any and all loans of any nature whatsoever (other than routine travel advances) made by PAS or any of its Subsidiaries to any current or former PAS Employee or any affiliate of any such current or former employee.

  (m) PAS and each of its Subsidiaries is and has been, and PAS' business is and has been, in compliance with all occupational health and safety rules and regulations of applicable Law, except for noncompliance that is not likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole. PAS has listed on Schedule 5.9(m) all exceptions, without regard to whether such exceptions would have a material adverse effect on PAS and its Subsidiaries, taken as a whole, to this Section 5.9(m) of which PAS has actual knowledge.

  (n) Except as set forth on Schedule 5.9(n), there are no currently pending notices of assessment, or any other communications related thereto which PAS or any of its Subsidiaries have received from any workers' compensation board or similar authorities in any jurisdictions where PAS' business is carried on and there are no assessments which are unpaid, except for assessments and other communications that are not likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole. PAS has listed on Schedule 5.9(n) all exceptions, without regard to whether such exceptions are likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole, to this
Section 5.9(n) of which PAS has actual knowledge.

  (o) Except as set forth on Schedule 5.9(o), the deductibility of any amount paid or payable to any PAS Employee will not be disallowed by the application of Section 162(m) of the Code.

  (p) Except as set forth on Schedule 5.9(p), there are no employment, severance or termination agreements, other compensation arrangements, agreements or plans currently in effect which provide for the payment of any amount (whether in cash, property, the vesting of property or other benefit, right or enhancement) in connection with any of the transactions contemplated by this Agreement or the Related Agreements to any employee, officer, shareholder or director of PAS or any of its Subsidiaries who is a "disqualified individual" (as such term is defined in Section 280G(c) of the Code) that would be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b) of the Code).

  (q) It is the position of PAS that Section C of each Agreement listed in number 12 of Schedule 5.9(c) means that, if a material change (as defined in such agreement) should occur, the executive covered by such agreement shall be entitled to no less than the aggregate employee welfare benefits that such executive and such executive's dependents would have received under the provisions of the benefit arrangements, policies or practices of PAS in effect immediately prior to a material change, at no increased cost or expense to the executive and such executive's dependents, in the aggregate.

  5.10 Absence of Certain Changes or Events. Since June 30, 1996 to the date hereof and except as otherwise disclosed on Schedule 5.10 or as contemplated by this Agreement:

    (a) each of PAS and its Subsidiaries has (i) conducted its business only in the usual and ordinary course, (ii) operated its business substantially in accordance with past practices, (iii) attempted to preserve its business and assets intact and (iv) attempted to preserve the goodwill of its business' suppliers, customers, distributors and others having business with it;

    (b) there has not been any material adverse change in the condition (physical, financial or otherwise) of the assets and liabilities of PAS and its Subsidiaries, taken as a whole, other than usual and ordinary change which occurs in the normal course of usage;

    (c) there has not been any damage, destruction, loss or claim (whether or not covered by insurance) that has had a material adverse effect on PAS and its Subsidiaries, taken as a whole;

    (d) neither PAS nor any of its Subsidiaries has, directly or indirectly, declared, ordered, paid, made or set apart or resolved to pay (i) any sum or property as a dividend or other distribution on account of any capital thereof or (ii) any redemption, retirement, purchase or acquisition, direct or indirect, of any capital or securities thereof;

    (e) there has not been any change in any method of accounting or accounting practice or procedure by PAS or any of its Subsidiaries except for any such change after the date hereof required by GAAP or the SEC;

    (f) neither PAS nor any of its Subsidiaries has mortgaged, pledged or subjected to any material Lien (other than Permitted Liens (as defined in Section 5.17)) any of its material properties or assets, tangible or intangible;

    (g) neither PAS nor any of its Subsidiaries has acquired or disposed of any material assets or properties in any transaction with any of their Affiliates or any of their Affiliate's officers, directors, shareholders or monthly salaried employees on terms that are more favorable than arms' length or, except in the ordinary course of business, acquired or disposed of any assets or properties of material value in any transaction with any other person or entity;

    (h) there has not been any material transaction or commitment made, or any contract or other agreement entered into, by PAS or any of its Subsidiaries relating to its assets or business (including the acquisition or disposition of any assets) or any relinquishment by PAS or any of its Subsidiaries of any material contract, property or other right, other than transactions and commitments in the ordinary course of business and those contemplated by this Agreement and the Related Agreements;

    (i) neither PAS nor any of its Subsidiaries has forgiven or cancelled any material debts or claims, or waived in any material respect any rights without having received fair consideration therefor;

    (j) there has not been any amendment of any term of any outstanding indebtedness in excess of $50,000,000 in the aggregate or security of PAS or any of its Subsidiaries;

    (k) there has not been any loan, advance or capital contribution to or investment (other than cash balances of PAS or any of its Subsidiaries in money market or other short term investment accounts) to any person or entity in excess of $5,000,000 in the aggregate, other than loans, advances or capital contributions or investments made in the ordinary course of business;

    (l) neither PAS nor any of its Subsidiaries has incurred any other material liabilities or obligations or given any guarantee (whether absolute, accrued, contingent or otherwise), other than liabilities incurred or guarantees given in the ordinary course of business; and

    (m) neither PAS nor any of its Subsidiaries has adversely modified, terminated, waived, transferred, permitted to lapse, or failed to preserve any PAS Permit issued by the FCC, any PAS Permit relating to the construction, launch or operation of the PAS Satellites or PAS Ground Stations, or any PAS Permit authorizing the provision of broadcasting or communications services in such a manner as is likely to have a material adverse effect on the assets or business of PAS and its Subsidiaries, taken as a whole.

  5.11 Opinion of Financial Advisors. Morgan Stanley & Co. Incorporated has delivered to the Board of Directors of PAS its opinion that, as of the date hereof, the consideration payable in connection with the Univisa Contribution and the Merger to be received by the holders of shares of common stock of PAS is fair, from a financial point of view, to such holders. Salomon Brothers Inc has delivered to the Board of Directors of PAS its opinion that the consideration to be paid for the DTH Option represents fair value from a financial point of view.

  5.12 Insurance. Each of PAS and its Subsidiaries maintains reasonably adequate insurance with respect to its properties and business against loss or damage of the kinds customarily insured against by corporations of established reputation engaged in the same or similar businesses and similarly situated, of such types and in such amounts as are customarily carried under similar circumstances by such other corporations, and, except as set forth on Schedule 5.12, in the case of any PAS Satellite (as defined in Section 5.19(b)) which is currently in orbit, PAS carries in-orbit insurance in an amount required by the indentures to which it is a party. A description of all launch and in-orbit satellite insurance policies is set forth on Schedule 5.12.

  5.13 Intellectual Property. Schedule 5.13 sets forth a listing and description of all material domestic, foreign, common law, registered and pending applications for patents, trademarks, service marks, logos, slogans, designs, copyrights, trade names, and all material licenses running to or from PAS or any of its Subsidiaries relating to PAS' or any of its Subsidiaries' businesses or owned by PAS or any of its Subsidiaries. Unless expressly set forth otherwise on Schedule 5.13, PAS and its Subsidiaries own (or where indicated on Schedule 5.13, have a right to use), free and clear of any liens, security interests, encumbrances or claims of others, all patents, trademarks, service marks, logos, slogans, designs, copyrights, trade names, design registrations, and other intellectual property listed on Schedule 5.13 and any trade secrets, know-how, confidential information, material computer programs (including any source code), documentation, engineering and technical drawings, processes, methodologies, trade dress, and technology utilized in or incidental to the businesses of PAS and its Subsidiaries (all of the foregoing items collectively referred to as the "PAS Intellectual Property"). Except as set forth on Schedule 5.13, (a) no proceedings are pending or, to PAS' knowledge, threatened in writing, which challenge the validity of the ownership by PAS and/or its Subsidiaries of the PAS Intellectual Property; (b) PAS has no knowledge of any infringement or infringing use of any of the PAS Intellectual Property or licenses by any person or entity, and PAS and its Subsidiaries have, and as of the Closing Date will have, good and valid title to all of the PAS Intellectual Property that is owned by PAS or any of its Subsidiaries and their licenses and other rights to use will be adequate for conducting the businesses of PAS and its Subsidiaries and enforceable in accordance with their terms; (c) to PAS' knowledge, no infringement of any material intellectual property right or other proprietary right of any third party has occurred or will result in any way from the conduct of the business of PAS and its Subsidiaries by PAS or any of its Subsidiaries or from the signing and execution of this Agreement or the Related Agreements or the consummation of any or all of the transactions contemplated hereby or thereby, and no written claim has been made by any third party based upon an allegation of any such infringement; (d) the PAS Intellectual Property is valid and in full force and effect and no aspect thereof is subject to any outstanding order, ruling, decree, judgment or stipulation by or with any court, arbitrator or administrative agency; and (e) there are no restrictions on the direct or indirect transfer of any license, or any interest therein, held by PAS or any if its Subsidiaries in respect of the PAS Intellectual Property.

  5.14 Environmental Matters.

  (a) For purposes of this Agreement:

    (i) "Environmental Law" means all applicable foreign, domestic, federal, state or local laws, statutes, regulations, rules, codes, ordinances, or common law enacted, adopted, issued or promulgated by any Government Entity, orders and permits which relate to the protection of human health or the environment, including, without limitation all such Environmental Laws regulating Releases or threatened Releases of any Hazardous Materials, the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (42 U.S.C. (S)(S) 9601, et seq.), the Hazardous Materials Transportation Act (49 U.S.C. (S)(S) 1801, et seq.), the Resource Conservation and Recovery Act (42 U.S.C. (S)(S) 6901, et seq.), the Clean Water Act (33 U.S.C. (S)(S) 1251, et seq.), the Clean Air Act (33 U.S.C.
  (S)(S) 7401, et seq.), the Toxic Substances Control Act (15 U.S.C. (S)(S) 7401, et seq.), the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. (S)(S) 136, et seq.), and the Occupational Safety and Health Act (29 U.S.C. (S) 651, et seq.), each as amended, and the regulations promulgated pursuant thereto, and any common law and any such applicable state or local statutes, and the regulations promulgated pursuant thereto, as such laws are in effect on the date hereof;

    (ii) "Hazardous Materials" means (i) any substance, material or waste which is regulated under applicable Environmental Laws, including, without limitation, any material or substance which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste" or "restricted hazardous waste," "contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law; (ii) any oil, petroleum, petroleum fraction or petroleum derived substance; (iii) any radioactive materials; (iv) asbestos in any form; (v) urea formaldehyde;
  (vi) polychlorinated biphenyls; (vii) pesticides; or (viii) radon.

    (iii) "Release" means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment, including, without limitation, the movement of Hazardous Materials through or in the air, soil, surface water, or groundwater; and

    (iv) "Remedial Action" means all actions, including, without limitation, any capital expenditures, required by a Government Entity or required under any Environmental Law, to (i) clean up, remove or treat any Hazardous Materials or other substance in the indoor or outdoor environment; (ii) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public health or welfare of the environment; or (iii) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release.

  (b) The operations of PAS and its Subsidiaries are in substantial compliance with all Environmental Laws. Except as set forth on Schedule 5.14(b), neither PAS nor any of its Subsidiaries has received any written notice with respect to any of its assets of any material violation of any Environmental Law.

  (c) Except as set forth on Schedule 5.14(c), there are no conditions associated with PAS' assets, the operation of its business or PAS' owned or, to PAS' knowledge, leased real property as currently operated that would under applicable Environmental Law require or could reasonably be expected to require PAS or any of its Subsidiaries to (i) undertake any action that would materially impair the ability of PAS' business to use PAS' material owned and leased real property as currently operated or PAS' material assets as currently used, (ii) incur material expenditures or (iii) undertake remedial obligations at any real property that is owned, operated or leased by PAS or that is adjacent to real property owned, operated or leased by PAS, in each case which would cost individually in excess of $1.0 million.

  (d) Except as set forth on Schedule 5.14(d), as of the date hereof, PAS and its Subsidiaries are not subject to any outstanding orders, agreements or contracts with any Government Entity or other person respecting (i) violations of Environmental Laws, (ii) Remedial Action or (iii) any Release or threatened Release of a Hazardous Material, in either case which could be expected to have a material adverse effect on PAS and its Subsidiaries, taken as a whole.

  5.15 Investment Banking Fees and Commissions. Except for Morgan Stanley & Co. Incorporated and Salomon Brothers Inc (copies of whose engagement letters with PAS have been furnished to HCI), no person or entity is entitled to receive from PAS or any of its Subsidiaries or any of their directors, officers or employees any investment banking, brokerage or finder's fee or fees for financial consulting or other advisory services in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of PAS, nor is any person or entity (including stockholders of PAS) entitled to receive reimbursement from PAS or any of its Subsidiaries for any such services or any legal fees and expenses.

  5.16 Material Contracts.

  (a) PAS has provided or made available to HCI or its independent auditors and/or legal counsel (i) true and complete copies of all written Material Contracts, or (ii) with respect to such Material Contracts that have not been reduced to writing, a written description thereof, each of which is listed on
Schedule 5.16(a). Except as set forth on Schedule 5.16(a), neither PAS nor any of its Subsidiaries has received any notice or has any knowledge that any other party is, in default in any respect under any such Material Contract, other than payment defaults under transponder lease agreements which are not more than 90 days past due. Except as set forth on Schedule 5.16(a), each of the Material Contracts of PAS and its Subsidiaries is in full force and effect and constitutes a valid, legal and binding agreement of the parties thereto, enforceable in accordance with its terms except for the Bankruptcy Exception. As used in this Agreement, the term "Material Contract" means, as to any person or entity, all written contracts, agreements, commitments, arrangements, leases (including with respect to personal property), policies and other instruments to which it or any of its Subsidiaries is a party or by which it or any such Subsidiary is bound which, when assuming that all options to renew or extend are exercised, (x) require payments to be made in excess of $1,000,000 per year for goods and/or services, or (y) do not by their terms expire and are not subject to termination within six months from the date of the execution and delivery thereof and require payments to be made in excess of $5,000,000 individually.

  (b) Except as set forth on Schedule 5.16(b), neither PAS nor its Subsidiaries is a party, as of the date hereof, to any contract, agreement, commitment, arrangement, lease (including with respect to personal property), policy or other instrument that is not subject to termination by PAS upon less than six months written notice to the other party thereto which materially restricts or limits the right of PAS or any of its Subsidiaries or which would, on or after the Closing Date, materially restrict or limit Newco's or any of its Affiliates' right to conduct its business or compete, including without limitation, any restriction on its ability to sell, lease or otherwise provide services from available transponder capacity to any person or entity for any purpose at any orbital location and in any frequency band, any geographical, market segment, product line or other industry limitation, or any exclusive or sole supply or vendor arrangement or agreement. Nothing in this
Section 5.16(b) shall preclude or require disclosure on Schedule 5.16(b) of most favored nations provisions, options for additional services or capacity, rights of negotiation, or similar provisions agreed to in the ordinary course of business (including, without limitation, of the kind set forth in the agreements referenced on Schedule 5.16(a)).

  (c) As of June 30, 1996, the contracts, agreements, commitments, arrangements, leases (including with respect to personal property) that represent obligations of third parties to make payments to PAS in exchange for the sale or lease of transponder capacity, have an aggregate stated amount of unpaid payments owing to PAS of $3,026,000,000 over the remaining stated term of such contracts, after allowance for doubtful accounts or other allowances or deductions known as of such date which are ordinary and customary in the conduct of PAS' business (the "PAS Backlog"). The PAS Backlog represents amounts that, assuming the due performance by each party of its obligations under each contract and the occurrence of no event that would permit termination of a contract without liability to the terminating party, will be due for, and will arise out of, bona fide sales and delivery of goods, performance of services and other business transactions, unless the underlying contract thereto is properly terminated in accordance with the terms thereof. Except as set forth on Schedule 5.16(c), there are no refunds, discounts or other adjustments payable by PAS with respect to any portion of the PAS Backlog, and to the knowledge of PAS, there are no defenses, rights of setoff, counterclaims, assignments, restrictions, encumbrances, or conditions enforceable by any third parties on or affecting any portion of the PAS Backlog. Except as set forth on Schedule 5.16(c), neither PAS nor any of its Subsidiaries is, or has received any notice or has any knowledge that any other party is, in default in any material respect under any contract representing any portion of the PAS Backlog, other than (i) payment defaults under transponder lease agreements which are not more than 90 days past due and (ii) defaults or terminations under transponder lease agreements that are promptly replaced by contracts providing for reasonably equivalent or superior backlog payments.

  5.17 Personal Property. PAS and/or its Subsidiaries have good and valid title to all personal property and assets (whether tangible or intangible) reflected on the consolidated balance sheet of PAS and its Subsidiaries as of December 31, 1995 (the "PAS Balance Sheet") or acquired after December 31, 1995, except for property and assets sold since December 31, 1995 in the ordinary course of business and except for satellite systems under development, with respect to which title will not be taken, other than as provided in the applicable contract therefor; provided, that except as disclosed on Schedule 5.17, there are no Liens with respect to any satellites under development. Except as set forth on Schedule 5.17, none of such properties or assets (whether real or personal) is subject to any mortgage, life interest, lien, pledge, charge, security interest, fiduciary assignment, hypothecation or title retention agreement relating to such properties or assets (collectively, "Liens"), except:

    (i) Liens disclosed on the PAS Balance Sheet; or

    (ii) (a) Liens for taxes and other governmental charges and assessments arising in the ordinary course of business and in amounts comparable to the amounts of such Liens in prior years, which are not yet due and payable or, provided that an appropriate reserve has been established by the related person or entity, a Lien the amount or validity of which is being contested in good faith by appropriate proceedings, (b) Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business for sums not yet due and payable and in amounts comparable to the amounts of such Liens in past years, and
  (c) Liens or imperfections on property which, individually or collectively, as to a party or any of its Subsidiaries, are not material in amount or do not materially detract from the value of or materially impair the existing use of the property affected by such Lien or imperfection (each, a "Permitted Lien").

  5.18 Real Property.

  (a) Schedule 5.18(a) sets forth a complete description of all real property owned by PAS or any of its Subsidiaries (the "PAS Owned Real Property"), together with a description of such ownership and the identity of the entity that owns such property. PAS has good and valid title to the PAS Owned Real Property and otherwise owns the PAS Owned Real Property free and clear of all liens, security interests, claims and other charges and encumbrances, except for (i) Permitted Liens and (ii) encumbrances, if any, which do not materially impair the existing use of the property.

  (b) Schedule 5.18(b) sets forth a list of all of the land, buildings and other real property leased or sub-leased by PAS or any of its Subsidiaries (the "PAS Leased Real Property"). PAS or one its Subsidiaries has a good and valid leasehold interest in and right to peaceful quiet possession as against each landlord with respect to each PAS Leased Real Property. True and complete copies of all leases of the PAS Leased Real Property have been made available for review to HCI. Such leases are in full force and effect according to their terms, constitute the legal, valid and binding obligations of PAS and/or its Subsidiaries party thereto and, to PAS' knowledge, such leases have not been amended or modified except as disclosed in writing to HCI. Neither PAS nor any of its Subsidiaries is in material default with respect to any of the leases of the PAS Leased Real Property, nor has any event occurred which with the passage of time, the giving of notice, or both, would constitute an event of default or otherwise would place PAS or any of its Subsidiaries in material default under any of such leases; neither PAS nor any of its Subsidiaries has received any notice of any such default or event; and, to PAS' knowledge, no landlord is in default under any of such leases, and no event has occurred which with the passage of time, the giving of notice, or both, would constitute an event of default or otherwise place any landlord in default thereunder.

  (c) The PAS Owned Real Property and the PAS Leased Real Property, together with facilities furnished under contract with others, comprise substantially all of the real estate used in, or necessary to conduct, PAS' business, and such use and occupancy is in conformance in all material respects with all applicable laws, rules and regulations, including but not limited to, applicable zoning, subdivision and other land use rules and regulations, the violation of which is likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole.

  (d) To PAS' knowledge, other than PAS or any of its Subsidiaries, there are no parties in possession of any portion of the PAS Leased Real Property or the PAS Owned Real Property, whether as lessees or sublessees thereof, or tenants at sufferance, trespassers or otherwise, except as disclosed on Schedule 5.18(d). The location, construction, occupancy, operation or use of the PAS Owned Real Property and, to the best knowledge of PAS, the PAS Leased Real Property (including the buildings, improvements, fixtures and equipment located thereon) do not contravene any laws, rules or regulations, or any restrictive covenant or deed restriction (recorded or otherwise), or any PAS Permit, affecting any of such property the contravention of which is likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole. There are no pending or, to the best knowledge of PAS, threatened condemnation proceedings with respect to any PAS Leased Real Property, lease, or the PAS Owned Real Property, or litigation or administrative actions relating thereto. All buildings, improvements, fixtures and equipment used in connection with PAS' business are located on the PAS Owned Real Property and the PAS Leased Real Property and do not encroach on any adjoining property, and, to the best knowledge of PAS, no buildings or improvements encroach upon the PAS Owned Real Property or the PAS Leased Real Property which is likely to have a material adverse effect on PAS and its Subsidiaries, taken as a whole.

  5.19 Certain Assets and Agreements.

  (a) Ground Stations. Each ground station, including, without limitation, the related broadcasting facility assets (consisting of land, building, fixtures, improvements and telemetry, tracking and control equipment) that is owned or leased by PAS or any of its Subsidiaries in connection with PAS' business is listed on Schedule 5.19(a) (the "PAS Ground Stations"). Except as otherwise set forth on Schedule 5.19(a) with respect to each such ground station, the improvements thereto and all components used in connection therewith, including, without limitation, transmission/reception systems and programming and data broadcasting systems, if any, (i) are in good operating condition and repair and are suitable for their intended purposes and (ii) are supported by a back-up, fuel-powered electricity generator capable of generating power sufficient to meet the requirements of the operations conducted at the ground station. The transmission/reception systems and programming and data broadcasting systems at each such ground station have the redundancies that are set forth on Schedule 5.19(a).

  (b) Satellites and Transponders. Set forth on Schedule 5.19(b) are the following: (i) a complete and accurate list, by orbital location, of each satellite and transponder thereon owned by PAS or any of its Subsidiaries in connection with PAS' or any of its Subsidiaries' business (each a "PAS Satellite"), (ii) a true and correct copy of a satellite loading chart listing each transponder on each PAS Satellite, along with the type of transponder (C-band, Ku-band or other) and the customer or group of related customers that have leased or purchased capacity on such transponder and the amount of such capacity, and (iii) the most recent "Health Status Report," summarizing all spacecraft related incidents and anomalies known to PAS as well as the current status, to the best knowledge of PAS, of the subsystems on the PAS Satellites (power, telemetry and command, reaction control, communications and antenna). For each PAS Satellite, true, correct and complete copies of the foregoing will be delivered or made available to HCI (all such data, records, tapes, information, lists and reports are collectively referred to herein as the "PAS Data") prior to the Closing Date. Such PAS Data represent, to the best knowledge of PAS, all relevant and material information relating to the operating condition and repair of the PAS Satellites, and the fuel life expectancies of the PAS Satellites. The information contained in the PAS Data is, to the best knowledge of PAS, accurate and complete records (except as to only those informational gaps disclosed to HCI) of the subject matters covered therein; however, PAS makes no representation or warranty as to the accuracy of any conclusion expressed as to fuel life expectancies of the PAS Satellites. Such PAS Satellites are to the best of PAS' knowledge, subject to the Health Status Reports, in good condition. Except as specifically provided herein, PAS makes no representations or warranties, express or implied, with respect to the PAS Satellites.

  (c) Tracking, Telemetry and Control Equipment. Except as otherwise set forth on Schedule 5.19(c), to the best of PAS' knowledge, the tracking, telemetry and control equipment (on the ground) used by third party contractors to provide tracking, telemetry and control services related to each PAS Satellite is (i) in good operating condition and repair, ordinary wear and tear excepted, and (ii) not in need of maintenance or repairs except for ordinary, routine maintenance and repairs.

  (d) ITU Frequency Registration. Schedule 5.19(d) contains a summary, by orbital location, of the status of frequency registration at the International Telecommunications Union, of each PAS Satellite, including the identity of the sponsoring administration and the frequency bands covered.

  (e) Satellite Coordination. Except as set forth on Schedule 5.19(e), to the best knowledge of PAS, no person or entity has asserted that it has rights to operate a spacecraft in a manner that would result in interference with respect to any PAS Satellite or any Satellite for which PAS has applied for a Permit. Except as set forth on Schedule 5.19(e), PAS is not aware of any asserted dispute with respect to PAS' continued ability to utilize any PAS Satellite substantially in the manner that such PAS Satellite has been used in connection with the business of PAS and its Subsidiaries to date. Schedule 5.19(e) also contains a list of all satellite coordination agreements to which PAS or its Subsidiaries or Affiliates is a party, a summary of all operational or technical limitations set forth therein, and a summary of all coordination discussions with other persons or entities, domestic or foreign, with regard to the PAS Satellites or any Satellite for which PAS has applied for a Permit in which PAS or its Subsidiaries or Affiliates has been engaged in the past three years.

  5.20 IGO Determinations. Schedule 5.20 contains a list of all consultations and similar arrangements that have been effectuated with INTELSAT, EUTELSAT and other similar intergovernmental entities, including without limitation all
Article XIV(c) and XIV(d) consultations under the INTELSAT Agreements (collectively the "IGO Determinations") with respect to the PAS Satellites that are needed to operate the business of PAS or any of its Subsidiaries as they are now being conducted. Except as set forth on Schedule 5.20, PAS is not aware of any difficulties in obtaining any other IGO Determinations with respect to the PAS Satellites or any Satellite for which PAS has applied for a Permit.

                                  Article VI

                       Representations and Warranties of
                              the Hughes Parties

  Each Hughes Party and Newco represent and warrant to PAS as follows:

  6.1 Organization, Standing and Power. Each of the Hughes Parties is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation, has all requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified, and in good standing to own, lease and operate its properties and to conduct its business relating to the Galaxy Business in each jurisdiction, domestic and foreign, in which the operation of the Galaxy Business, or the operation, ownership or leasing of the assets necessary to operate the Galaxy Business, makes such qualification necessary, other than in such jurisdictions where the failure to so qualify or be in good standing is not likely to have a material adverse effect on the Galaxy Business. Each of the Hughes Parties have heretofore made available to PAS true, complete and correct copies of its Certificate of Incorporation and Bylaws as currently in effect together with all amendments thereto. No resolution has been adopted to amend any of such Certificates of Incorporation or Bylaws except as expressly called for by this Agreement. None of the Hughes Parties (i) has been dissolved, adopted resolutions to dissolve or acted in any way to accomplish, request or approve such dissolution, (ii) is a party to any merger or (iii) has been declared bankrupt, and, to such entity's knowledge, no action or request is pending to declare it bankrupt. The Hughes Parties have made available to PAS minute books for each of the Hughes Parties which contain complete and accurate records in all material respects of all meetings, or consents in lieu thereof, of the stockholders and the Board of Directors (including committees thereof) of each such entity since its date of formation.

  6.2 Capital Structure. As of the date hereof, all of the issued and outstanding shares of capital stock of the Contributed Entities and Newco are validly issued, fully paid and nonassessable, are not subject to preemptive or other similar rights, and are owned by HCI free and clear of all liens, charges, encumbrances, claims and options of any nature. Except as set forth on Schedule 6.2, none of the Contributed Entities (i) beneficially owns any capital shares or has any other record or beneficial equity or other ownership or interest in any corporation, partnership, joint venture, association or other entity or business enterprise or (ii) has any commitment to contribute to the capital of, make loans to, or share the losses of any person or entity (other than any of the Contributed Entities). Except as set forth in this
Section 6.2, there are outstanding: (i) no shares of capital stock, or bonds, debentures, notes or other instruments or evidence of indebtedness having the right to vote (or convertible into, or exchangeable for, securities having the right to vote), or other voting securities of any Contributed Entity or Newco authorized, issued or outstanding; (ii) no securities of any Contributed Entity or Newco are convertible into, or exchangeable or exercisable for, shares of capital stock, or other voting securities of the Contributed Entities or Newco; and (iii) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which any Contributed Entity or Newco is a party or by which it is bound, in any case obligating any Contributed Entity or Newco to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or other voting securities of any Contributed Entity or Newco, or obligating any Contributed Entity or Newco to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. None of the Contributed Entities nor Newco has granted any options, warrants or rights to purchase any capital stock of any Contributed Entity. Except as set forth on Schedule 6.2, there are not as of the date hereof, and there will not be at the Effective Time, any stockholder agreements, voting trusts or other agreements or understandings to which any Contributed Entity or Newco is a party or by which it is bound relating to the voting of any shares of the capital stock of any Contributed Entity or Newco. There are no restrictions on HCI to vote the stock of any of the Contributed Entities. Except as provided for herein, no person has any rights to cause any Contributed Entity or Newco to register with the SEC any securities of any Contributed Entity or Newco.

  6.3 Authority; No Violations; Consents and Approvals.

  (a) Each of the Hughes Parties has all requisite corporate power and authority to execute and deliver this Agreement and the Related Agreements to which it is a party and to perform its obligations hereunder and thereunder and to effect the transactions contemplated hereby and thereby. The execution, delivery and performance of this Agreement and the Related Agreements to which a Hughes Party is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each such entity. Each of this Agreement and the Related Agreements to which a Hughes Party is a party has been duly executed and delivered by such Hughes Party and assuming that each of this Agreement and the Related Agreements to which a Hughes Party is a party constitutes the valid and binding agreement of the other parties thereto, and subject to obtaining all necessary approvals by Government Entities, constitutes a valid and binding obligation of such Hughes Party enforceable in accordance with its terms except that the enforcement hereby may be limited by the Bankruptcy Exception.

  (b) The execution, delivery and performance by the Hughes Parties of each of this Agreement and the Related Agreements to which a Hughes Party is a party does not, and the consummation by the Hughes Parties of the transactions contemplated hereby and thereby will not, (x) conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) which is likely to have a material adverse effect on the Galaxy Business, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit, or the creation of a material lien, pledge, security interest or other encumbrance on assets or property, or right of first refusal with respect to any material asset or property (any such conflict, violation, default, right of termination, cancellation or acceleration, loss, creation or right of first refusal, a "Galaxy Violation"), under or pursuant to any provision of the respective Certificate of Incorporation or Bylaws of such entity or equivalent constituent document of any of its Subsidiaries or, (y) except as to which requisite waivers or consents have been obtained and, except as set forth on Schedule 6.3(b) hereto and assuming the consents, approvals, authorizations or permits and filings or notifications referred to in paragraph (c) of this Section 6.3 are duly and timely obtained or made, result in any Galaxy Violation of any Material Contract, Galaxy ERISA Plan (as defined in Section 6.9(c)(i)), Galaxy Benefit Arrangement (as defined in Section 6.9(c)(ii)), Galaxy Permit (as defined in
Section 6.6(b)), or Law applicable to such entity or the Galaxy Business; provided, however, that nothing in this Section 6.3 will be deemed to constitute a representation or warranty by any Hughes Party as to any antitrust law or requirement.

  (c) No consent, approval, order or authorization of, or registration, declaration or filing with, notice to, or permit from any Government Entity is required by or with respect to any Hughes Party in connection with the execution and delivery by a Hughes Party of any of this Agreement or the Related Agreements to which such Hughes Party is a party or the consummation by any Hughes Party of the transactions contemplated hereby and thereby, which if not obtained or made is likely to have a material adverse effect on such Hughes Party's ability to consummate the transactions contemplated hereby and thereby, except for: (A) the filing of a premerger notification and report form by the applicable Hughes Party under the HSR Act and the expiration or termination of the applicable waiting period thereunder; (B) the filing with the SEC of (x) the Registration Statement (as defined in Section 7.5), and (y) such reports under and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Related Agreements to which a Hughes Party is a party and the transactions contemplated hereby and thereby; (C) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws; (D) such filings and approvals as may be required by any foreign pre-merger notification Laws; (E) such consents, approvals, orders, authorizations and filings required under any environmental, health or safety law; (F) the filing with the FCC of (x) the applications and waiver requests described in Section 7.9(c), (y) any requisite post Closing amendments to pending FCC applications filed by the Hughes Parties, reflecting (subject to FCC consent and consummation) the Asset Contribution, the Univisa Contribution and the Merger, and (z) associated filings with the FCC that do not require the FCC's consent or approval; and (G) such other consents, approvals, orders, authorizations, registrations, declarations, filings, notices and Permits set forth on Schedule 6.3(c).

  6.4 Galaxy Financial Statements. Attached as Schedule 6.4 are audited consolidated balance sheets relating to the Galaxy Business as of December 31, 1994 and December 31, 1995 and an unaudited consolidated balance sheet as of June 30, 1996 (the "Galaxy Balance Sheet") and the related audited consolidated statements of operations for the two fiscal years ended December 31, 1995 and the unaudited consolidated statements of operations for the six month period ended June 30, 1996 (such financial statements being hereinafter referred to collectively as the "Galaxy Financial Statements"). The Galaxy Financial Statements have been prepared from, and are in accordance with, the books and records of the Galaxy Business, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein and, with respect to the unaudited financial statements, subject to normal year end adjustments which Galaxy's management believes would not be material in amount or effect) and present fairly, in all material respects, in accordance with applicable requirements of GAAP, the consolidated financial position of the Galaxy Business as of their respective dates and the consolidated results of operations of the Galaxy Business for the periods presented therein. The books and all other financial records of the Galaxy Business are complete and correct in all material respects. As of June 30, 1996, the Contributed Entities have made capital expenditures for "satellites under construction" of at least $175 million, all of which represents capital expenditures incurred in the ordinary course of business and consistent with prudent business practices and all rights to which are being transferred to Newco hereby.

  6.5 Information Supplied. The Registration Statement (as defined in Section 7.5), or any amendment thereof or supplement thereto, will not, on the date it is first filed with the SEC and on the date it becomes effective contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading; provided, however, that no representation is made by any of the Hughes Parties with respect to statements made therein based on information supplied by PAS for inclusion in each Registration Statement. The information supplied by any of the Hughes Parties for inclusion in the Proxy Statement/Prospectus will not, on the date it is first mailed to the holders of the shares of common stock of PAS or at the time of PAS' stockholder's meeting contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Subject to the proviso set forth in the second preceding sentence, the Proxy Statement/Prospectus, will comply as to form, in all material respects, with the provisions of the Exchange Act and the rules and regulations thereunder.

  6.6 Compliance with Laws.

  (a) Except as set forth on Schedule 6.6(a), the Galaxy Business is not being conducted in violation of any Law the violation of which is likely to have a material adverse effect on the Galaxy Business. Except as disclosed on
Schedule 6.6(a), no material investigation or review by any Government Entity with respect to any of the Contributed Entities or the Galaxy Business is pending or, to the best knowledge of any of the Hughes Parties, threatened and none of the Hughes Parties has received any written citation or notification alleging any violation of any Law or Permit the continuing violation of which is likely to have a material adverse effect on the Galaxy Business.

  (b) Set forth on Schedule 6.6(b) is a true and complete list of all Permits issued to or held by any of the Hughes Parties with respect to the Galaxy Business (as amended or modified), except for Permits which are immaterial to the Galaxy Business (collectively, the "Galaxy Permits"); provided, however, that notwithstanding the foregoing materiality threshold, Schedule 6.6(b) lists (i) all Permits issued by the FCC to any of the Hughes Parties relating to the Galaxy Business, (ii) all Permits, whether or not issued by the FCC, authorizing the construction, launch or operation of the Galaxy Satellites or the Galaxy Ground Stations (other than Permits granted or issued by local or municipal Government Entities, such as building permits, local occupancy permits or zoning regulations, which are not material to the Galaxy Business), and (iii) all Permits issued to the Hughes Parties (relating to the Galaxy Business) by Government Entities that regulate broadcasting or communications, authorizing any of the Contributed Entities to provide broadcasting or communications services relating to the Galaxy Business. Schedule 6.6(b) also sets forth a true and complete list of all pending applications for Permits that would be Galaxy Permits if issued or granted and all pending applications by any of the Hughes Parties for modification, extension or renewal of Galaxy Permits. The Galaxy Permits are all of the Permits required to be issued to or held by any of the Contributing Entities in order to allow the Contributed Entities to own or lease their respective assets relating to the Galaxy Business and to lawfully conduct the Galaxy Business, including, without limitation, the construction, launch and operation of, and transmitting to and from, each of the Galaxy Satellites and the Galaxy Ground Stations (as such terms are defined in Section 6.18(a)), and the provision of broadcasting or communications services, except where the failure to possess any such Permit is not likely to have a material adverse effect on the Galaxy Business. Notwithstanding the generality of the preceding paragraph, except as set forth on Schedule 6.6(b), each of the Hughes Parties has fulfilled and complied in all material respects with its obligations under each of the Galaxy Permits owned, held or possessed by it, and no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a breach or default under any Galaxy Permit and which permits or, after notice or lapse of time or both, would permit revocation or termination of any such Galaxy Permit, and no Hughes Party has received or has knowledge of any written notice of cancellation or default or of any dispute concerning any such Galaxy Permit, or of any such event, condition or state of facts where the effect thereof would be material to the Galaxy Business. Each of the Galaxy Permits is validly held by the entities listed on Schedule 6.6(b), is in full force and effect in all material respects, is free and clear of all Liens (other than Permitted Liens), is unimpaired by acts or omission of any Hughes Party or their respective employees, partners or Affiliates, will expire on the date shown on Schedule 6.6(b), is valid for the balance of its current term, and, except as set forth on Schedule 6.6(b), is not subject to any restriction or condition that limits in any material respect the full operation of the Galaxy Business as now operated. Except as set forth on Schedule 6.6(b) and for rulemaking proceedings affecting the satellite industry in general, no complaints, proceedings or applications are pending, or to the Contributed Entities' best knowledge, threatened, at the FCC or any other Government Entity, that would result in the revocation, forfeiture, adverse modification, non-renewal or suspension of any of the Galaxy Permits, the denial of any pending application by any Hughes Party for a Permit in connection with the Galaxy Business or a modification, extension or renewal thereof, the issuance against any Hughes Party of any cease and desist order with respect to the Galaxy Business, or the imposition of any administrative actions by the FCC or any other Government Entity with respect to the Galaxy Permits, or that would adversely affect the ability of Newco after the Asset Contribution to continue to operate the Galaxy Business as currently operated by the Contributed Entities. Except as set forth on Schedule 6.6(b), none of the Hughes Parties has received any complaint that any of the Galaxy Satellites or the Galaxy Ground Stations is causing objectionable interference to the transmissions or reception of any other radio communications facility, and to the best knowledge of such entity, no other radio communications facility is causing objectionable interference to the transmissions from or the receipt of signals by any Galaxy Satellite or Galaxy Ground Station. Except as set forth on
Schedule 6.6(b), none of the Galaxy Permits that has been issued prior to the date hereof is the subject of any pending renewal application; no renewal of any Galaxy Permit issued by the FCC would constitute a major environmental action under the FCC Rules excluding the impact of the FCC's new RF radiation rules adopted by the FCC in ET Docket No. 93-62 on August 1, 1996; and none of the Hughes Parties is aware of any reason why the Galaxy Permits will not be renewed in the ordinary course or why any of the Galaxy Permits might be revoked. None of the Hughes Parties knows of the existence of any fact that, under present Law, would disqualify Galaxy from consummating the Asset Contribution within the time contemplated herein. Except as set forth on
Schedule 6.6(b), all information contained in any pending application by a Hughes Party for a Permit in connection with the Galaxy Business or modification, extension, or renewal of a Galaxy Permit is true, correct and complete in all material respects. Except as set forth on Schedule 6.6(b), each of the Hughes Parties have duly filed or caused to be filed with the FCC all required material reports, statements, documents, registrations, filings or submissions with respect to the operations of the Galaxy Business, the Galaxy Permits issued by the FCC, the Hughes Parties' ownership of their assets in connection with the Galaxy Business and the pending applications by any of the Hughes Parties for Permits or for modification, extension or renewal of Galaxy Permits. All such filings complied in all material respects with Laws when made and no deficiencies have been asserted with respect to any such filings. Except for rulemaking proceedings affecting the satellite industry in general, no judgment, decree, order or notice of violation has been issued by the FCC (or other Government Entity) which permits or contemplates revocation, modification or termination of any of the Galaxy Permits or which would result in any material impairment of any rights thereunder.

  (c) Except as set forth on Schedule 6.6(c), none of the Hughes Parties, nor any of their Subsidiaries or Affiliates, nor any of their respective employees, are officials or officers of any Government Entity or any political party, and none of the Contributed Entities, nor any of their Subsidiaries or Affiliates has taken, is taking or will take, or has allowed or will allow on its behalf to be taken, any action which would have violated or would violate the United States Foreign Corrupt Practices Act of 1977, the U.S. Export Administration Act, as amended, or any Laws to which such party or person is subject, relating in each case to payments for the purpose of influencing an act or decision of a Government Entity or government official; provided, however, that nothing in this sentence shall be deemed to subject any party or person to any Law to which such party or person would not otherwise be subject. With respect to the Galaxy Business, each of the Hughes Parties is in material compliance with all domestic and foreign laws restricting or regulating the export of technology to foreign countries.

  6.7 Litigation. Except as disclosed on Schedule 6.7, there is no suit, action or proceeding pending or, to the knowledge of any of the Hughes Parties, threatened against any of the Contributed Entities or affecting the Galaxy Business, nor is there any written judgment, decree, injunction, rule or order of any Government Entity or arbitrator outstanding against any Contributed Entity in respect of the Galaxy Business.

  6.8 Taxes. Each of the Contributed Entities has timely filed or has obtained timely extensions for all tax returns required to be filed by such party completely and accurately in all material respects and has timely paid (or such entity's parent has paid), or has established an adequate reserve for the payment of, all material taxes which are required to be paid in respect of the taxable period reflected in such returns or for periods since the most recent date on which a return was filed. All taxes shown to be due on the tax returns that have been filed by the Contributed Entities have been timely paid. Except as provided on Schedule 6.8, none of the Contributed Entities has waived any statute of limitations in respect of taxes of such entity. Except as provided on Schedule 6.8, none of the tax returns filed by the Contributed Entities has been examined by any taxing authority, and no audit, action, proceeding or assessment is pending or threatened by any taxing authority against the Contributed Entities where such audit, proceeding or assessment is likely to have a material adverse effect on the Galaxy Business. All material taxes which any of the Contributed Entities is required by law to withhold or to collect for payment with respect to the Galaxy Business have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the books of such entity. There are no material liens for taxes (other than for current taxes not yet due and payable) on the assets of any of the Contributed Entities relating to the Galaxy Business. The Contributed Entities have previously delivered or made available to PAS true and complete copies of their federal income tax returns for each of the fiscal years ended December 31, 1992 through December 31, 1995. Except as set forth on Schedule
6.8 or as provided herein, none of the Contributed Entities is a party to or bound by any agreement providing for the allocation or sharing of taxes with any entity which is not, either directly or indirectly, a Contributed Entity. None of the Contributed Entities has filed or is required to file a consent pursuant to or agreed to the application of Section 341(f) of the Code. None of the Contributed Entities is a "United States real property holding corporation" as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

  6.9 Employees and Agents; Benefit Plans.

  (a) Schedule 6.9(a) contains a complete and accurate list of all employees of the Contributed Entities who work primarily in the Galaxy Business (the "Galaxy Employees"), whether active or inactive, indicating thereon the direct entity by whom such employee is employed and the employee's job title. Upon the completion of the Asset Contribution, each of the Galaxy Employees, to the extent still employed in connection with the Galaxy Business, will become an employee of Newco or one of its wholly-owned Subsidiaries. HCI also shall provide on Schedule 6.9(a) or on a separate schedule that HE shall deliver to PAS within 20 days after the execution of this Agreement, a list that specifically identifies all employees that were listed on the list provided for in the first sentence of this subsection and who shall be employed by the Newco as of the Effective Time showing for each, the position held, the length of service, employee loans, stock options, annual salary, incentive bonuses, international and other allowances and the Contributed Entities' cost of dental, health (other than retiree health), life and long-term disability insurance. Except as set forth on Schedule 6.9(a), no Galaxy Employee is represented by any union, or covered by any collective bargaining or similar agreement in connection with their employment at any Contributed Entity, nor is any such employee covered by a written agreement of employment in connection with their employment at any Contributed Entity, or to the knowledge of the Contributed Entities, any oral employment agreement, which cannot be terminated at will by any of the Contributed Entities or which provides for severance pay or other compensation, including stock option rights and deferred compensation arrangements, upon termination of employment or upon change of control of the Contributed Entities. Except as listed and described on Schedule 6.9(a), none of the Contributed Entities is a party to any collective bargaining or other similar labor agreement, including any such agreement which provides for or may give rise to any liability or obligation for any severance or termination pay or which will be the subject of renegotiation by virtue of the consummation of the transactions contemplated by this Agreement, and to each Hughes Party's knowledge, no labor organization has filed a petition to become the collective bargaining representative with respect to any of the Contributed Entities.

  (b) Except as set forth on Schedule 6.9(b), the Contributed Entities have complied in all material respects with all applicable employment and labor laws with respect to the Galaxy Employees, including but not limited to those relating to wages, hours, collective bargaining, discrimination, plant closing notices, and the payment of social security and similar taxes, and are not liable for any arrears of wages or any material penalties for failure to comply with any of the foregoing. There are no lawsuits, governmental proceedings, arbitration proceedings or written claims pending or, to the Contributed Entities' knowledge, threatened between the Contributed Entities and any of the Galaxy Employees, or any labor union or labor organization representing or purporting to represent any of the Galaxy Employees. To the Contributed Entities' knowledge, there are no union organizing or election activities involving any non-union Galaxy Employees which have occurred since December 31, 1993 or threatened as of the date hereof.

  (c) Schedule 6.9(c) sets forth a true and complete list of all of the following, true, correct and complete copies of which have been delivered to or made available to PAS:

    (i) each "employee benefit plan," as defined in Section 3(3) of ERISA, (the "Galaxy ERISA Plans") maintained, contributed to or required to be contributed to by the Galaxy Business, or under which the Galaxy Business could incur any liability, for the benefit of current, former and retired employees of the Contributed Entities ("Galaxy Benefit Employees") or any beneficiaries or dependents of any Galaxy Benefit Employees, except for foreign plans to which the Contributed Entities are required to contribute pursuant to the law(s) of any foreign country;

    (ii) each other plan, program, policy, contract, agreement or arrangement providing for bonuses, pensions, deferred compensation, stock or stock related awards, severance pay, salary continuation or similar benefits, hospitalization, medical, dental or disability benefits, life insurance or other employee benefits, or compensation to or for any Galaxy Benefit Employee or members of any Galaxy Benefit Employee's families (other than directors and officers' liability policies), whether or not insured or funded (a "Galaxy Benefit Arrangement").

  (d) Except as set forth on Schedule 6.9(d), and except where such failure is not likely to have a material adverse effect on the Galaxy Business, each Galaxy ERISA Plan and Galaxy Benefit Arrangement has been established and maintained in all material respects in accordance with its terms and in material compliance with all Laws. HCI has listed on Schedule 6.9(d) all exceptions, without regard to whether such exceptions are likely to have a material adverse effect on the Galaxy's Business, to this Section 6.9(d) of which HCI or any of the Contributed Entities have actual knowledge.

  (e) Except as set forth on Schedule 6.9(e), none of the Contributed Entities have represented, promised or contracted (whether in oral or written form) to any current or former Galaxy Benefit Employee (either individually or to Galaxy Benefit Employees as a group) that such current or former Galaxy Benefit Employee(s) would be provided with life insurance or employee health or welfare plan benefits upon their retirement or termination of employment (except as may be required by statute), except where such representation, promise or contract is not likely to have a material adverse effect on the Galaxy Business. HCI has listed on Schedule 6.9(e) all exceptions, without regard to whether such exceptions are likely to have a material adverse effect on the Galaxy Business, to this Section 6.9(e) of which HCI or any of the Contributed Entities have actual knowledge.

  (f) Except as set forth on Schedule 6.9(f), HCI has delivered or made available to PAS true and complete copies of all Galaxy ERISA Plans, all related trust agreements, the latest summary plan descriptions, the latest Internal Revenue Service determination letter and application therefor for each plan which is intended to be qualified under Section 401(a) of the Code, and all Galaxy Benefit Arrangements and employment severance agreements pursuant to plans which the Galaxy Business has or may have any liability.

  (g) Except as set forth on Schedule 6.9(g), neither the execution or delivery of this Agreement or the Related Agreements nor the consummation of the transactions contemplated hereby or thereby (either alone or together with any additional or subsequent events), shall constitute an event under any Galaxy ERISA Plan, Galaxy Benefit Arrangement, loan or individual agreement or contract that may result in any payment (whether of severance pay or otherwise), restriction, or limitation upon the assets of any Galaxy ERISA Plan or Galaxy Benefit Arrangement, acceleration of payment or vesting, increase in benefits or compensation, or required funding with respect to any Galaxy Benefit Employee or any of its subsidiaries or the forgiveness of any loan or other commitment of any Galaxy Benefit Employee.

  (h) Except as set forth on Schedule 6.9(h), there are no pending, or, to the Contributed Entities' knowledge, threatened material actions or suits by or on behalf of any Galaxy ERISA Plans or Galaxy Benefit Arrangements, by any Galaxy Benefit Employee or beneficiary covered under any such Galaxy ERISA Plan or Galaxy Benefit Arrangement, or otherwise involving any such plan or arrangement (other than routine claims for benefits), except to the extent that such pending or threatened actions or suits are not likely to have a material adverse effect on the Galaxy Business.

  (i) Except as set forth on Schedule 6.9(i), with respect to each Galaxy ERISA Plan that is funded wholly or partially through an insurance policy, there is no liability of the Galaxy Business under any such insurance policy or ancillary agreement with respect to such insurance policy in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability arising wholly or partially out of events occurring prior to the Effective Time which is likely to have a material adverse effect on the Galaxy Business.

  (j) Except as set forth on Schedule 6.9(j), all employee contributions to Galaxy ERISA Plans to the date hereof have been properly withheld by the Galaxy Business, all contributions required to be made to each such plan by the Galaxy Business (including employee contributions and compensation deferrals and employer matching or other contributions) have been made on a timely basis or will be made on a timely basis and all of such contributions have been or will be fully paid into the funding arrangements for the respective Galaxy ERISA Plan, except where such failure is not likely to have a material adverse effect on the Galaxy Business.

  (k) Except as set forth on Schedule 6.9(k), to the Contributed Entities' knowledge, there are no pending lawsuits, governmental proceedings, arbitration proceedings or written claims by Galaxy Benefit Employees against the Galaxy Business or any of its Galaxy Benefit Employees, nor are any of the Contributed Entities aware of any such pending lawsuits, governmental proceedings, arbitration proceedings or claims of any Galaxy Benefit Employee pursuant to any applicable Law relating to employees, including human rights legislation, labor standards legislation, occupational health and safety legislation, worker's compensation legislation or any other employment-related legislation.

  (l) Schedule 6.9(l) sets forth a complete and accurate list of any and all loans of any nature whatsoever (other than routine travel advances) made by the Galaxy Business to any current or former Galaxy Benefit Employee or any affiliate of any such current or former employee.

  (m) The Galaxy Business is and has been in compliance with all occupational health and safety rules and regulations of applicable Law, except for noncompliance that is not likely to have a material adverse effect on the Galaxy Business. HCI has listed on Schedule 6.9(m) all exceptions, without regard to whether such exceptions would have a material adverse effect on the Galaxy Business, to this Section 6.9(m) of which HCI or any of the Contributed Entities have actual knowledge.

  (n) Except as set forth on Schedule 6.9(n), there are no currently pending notices of assessment, or any other communications related thereto which any Contributed Entity has received from any workers' compensation board or similar authorities in any jurisdictions where the Galaxy Business is carried on and there are no assessments which are unpaid, except for assessments and other communications that are not likely to have a material adverse effect on the Galaxy Business. HCI has listed on Schedule 6.9(n) all exceptions, without regard to whether such exceptions are likely to have a material adverse effect on the Galaxy Business, to this Section 6.9(n), of which HCI or any of the Contributed Entities have actual knowledge.

  (o) Except as set forth on Schedule 6.9(o), the deductibility of any amount paid or payable to any Galaxy Benefit Employee will not be disallowed by the application of Section 162(m) of the Code.

  (p) Except as set forth on Schedule 6.9(p), there are no employment, severance or termination agreements, other compensation arrangements, agreements or plans currently in effect relating to the Galaxy Business which provide for the payment of any amount (whether in cash, property, the vesting of property or other benefit, right or enhancement) in connection with any of the transactions contemplated by this Agreement or the Related Agreements to any employee, officer, shareholder or director of the Galaxy Business who is a "disqualified individual" (as such term is defined in Section 280G(c) of the Code) that would be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b) of the Code).

  6.10 Absence of Certain Changes or Events. Since June 30, 1996 to the date hereof and except as otherwise disclosed on Schedule 6.10 or as contemplated by this Agreement:

    (a) each of the Contributed Entities has (i) conducted its business related to the Galaxy Business only in the usual and ordinary course, (ii) operated its business related to the Galaxy Business substantially in accordance with past practices, (iii) attempted to preserve its business and assets related to the Galaxy Business intact and (iv) attempted to preserve the goodwill of its suppliers, customers, distributors and others having business with it in respect of the Galaxy Business;

    (b) there has not been any material adverse change in the condition (physical, financial or otherwise) of the assets and liabilities comprising the Galaxy Business other than usual and ordinary change which occurs in the normal course of usage;

    (c) there has not been any damage, destruction, loss or claim (whether or not covered by insurance) that has had a material adverse effect on the Galaxy Business;

    (d) none of the Contributed Entities has, in connection with the Galaxy Business, directly or indirectly, declared, ordered, paid, made or set apart or resolved to pay (i) any sum or property as a dividend or other distribution on account of any capital thereof or (ii) any redemption, retirement, purchase or acquisition, direct or indirect, of any capital or securities thereof;

    (e) there has not been any change in any method of accounting or accounting practice or procedure by any of the Contributed Entities with respect to the Galaxy Business except for any such change after the date hereof required by GAAP;

    (f) none of the Contributed Entities has mortgaged, pledged or subjected to any material Lien (other than Permitted Liens) any of its material properties or assets, tangible or intangible in each case related to the Galaxy Business;

    (g) none of the Contributed Entities has acquired or disposed of any material assets or properties related to the Galaxy Business in any transaction with any of its Affiliates or any of its Affiliate's officers, directors, shareholders or monthly salaried employees on terms that are more favorable than arms' length or, except in the ordinary course of business, acquired or disposed of any assets or properties of material value in any transaction with any other person or entity;

    (h) there has not been any material transaction or commitment made, or any contract or other agreement entered into, by any of the Contributed Entities relating to the Galaxy Business (including the acquisition or disposition of any assets) or any relinquishment by any of the Contributed Entities of any material contract, property or other right, other than transactions and commitments in the ordinary course of business and those contemplated by this Agreement and the Related Agreements;

    (i) none of the Contributed Entities has forgiven or cancelled any material debts or claims, or waived in any material respect any rights without having received fair consideration therefor, in each case related to the Galaxy Business;

    (j) there has not been any amendment of any term of any outstanding indebtedness in excess of $50,000,000 in the aggregate or security of any of the Contributed Entities in respect of the Galaxy Business;

    (k) there has not been any loan, advance or capital contribution to or investment (other than cash balances of the Contributed Entities in money market or other short term investment accounts) to any person or entity related to the Galaxy Business in excess of $5,000,000 in the aggregate, other than loans, advances or capital contributions or investments made in the ordinary course of business;

    (l) none of the Contributed Entities has incurred any other material liabilities or obligations or given any guarantee (whether absolute, accrued, contingent or otherwise), other than liabilities incurred or guarantees given in the ordinary course of business, in each case in respect of the Galaxy Business; and

    (m) none of the Contributed Entities nor any of their Subsidiaries have adversely modified, terminated, waived, transferred, permitted to lapse, or failed to preserve any Galaxy Permit issued by the FCC, any Galaxy Permit relating to the construction, launch or operation of the Galaxy Satellites or Galaxy Ground Stations, or any Galaxy Permit authorizing the provision of broadcasting or communications services in such a manner as is likely to have a material adverse effect on the Galaxy Business or the assets related thereto.

  6.11 Insurance. Each of the Contributed Entities maintains reasonably adequate insurance with respect to its properties and business related to the Galaxy Business against loss or damage of the kinds customarily insured against by corporations of established reputation engaged in the same or similar businesses and similarly situated, of such types and in such amounts as are customarily carried under similar circumstances by such other corporations. A description of all launch and in-orbit satellite insurance policies is set forth on Schedule 6.11.

  6.12 Intellectual Property. Schedule 6.12 sets forth a listing and description of all material domestic, foreign, common law, registered and pending applications for patents, trademarks, service marks, logos, slogans, designs, copyrights, trade names, and all material licenses running to or from the Contributed Entities relating to the Galaxy Business. Unless expressly set forth otherwise on Schedule 6.12, the Contributed Entities own (or where indicated on Schedule 6.12 have a right to use), free and clear of any liens, security interests, encumbrances or claims of others, all patents, trademarks, service marks, logos, slogans, designs, copyrights, trade names, design registrations, and other intellectual property listed on Schedule 6.12 and any trade secrets, know-how, confidential information, material computer programs (including any source code), documentation, engineering and technical drawings, processes, methodologies, trade dress, and technology utilized in or incidental to the Galaxy Business (all of the foregoing items collectively referred to as the "Galaxy Intellectual Property"). Except as set forth on
Schedule 6.12, (a) no proceedings are pending or, to the knowledge of the Hughes Parties, threatened in writing, which challenge the validity of the ownership by the Contributed Entities of the Galaxy Intellectual Property; (b) none of the Hughes Parties has any knowledge of any infringement or infringing use of any of the Galaxy Intellectual Property or licenses by any person or entity, and the Contributed Entities have, and as of the Closing Date Newco will have, good and valid title to all the Galaxy Intellectual Property that is owned by the Contributed Entities, and their licenses and other rights to use will be adequate for conducting the Galaxy Business and enforceable in accordance with their terms; (c) to the Contributed Entities' knowledge, no infringement of any material intellectual property right or other proprietary right of any third party has occurred or will result in any way from the conduct of the Galaxy Business or from the signing and execution of this Agreement or the Related Agreements or the consummation of any or all of the transactions contemplated hereby or thereby, and no written claim has been made by any third party based upon an allegation of any such infringement; (d) the Galaxy Intellectual Property is valid and in full force and effect and no aspect thereof is subject to any outstanding order, ruling, decree, judgment or stipulation by or with any court, arbitrator or administrative agency; and (e) there are no restrictions on the direct or indirect transfer of any license, or any interest therein, held by the Galaxy Business in respect of the Galaxy Intellectual Property.

  6.13 Environmental Matters.

  (a) The operations of each of the Contributed Entities relating to the Galaxy Businesses are in substantial compliance with all Environmental Laws with respect to its conduct of the Galaxy Business. Except as set forth on
Schedule 6.13(a), none of the Contributed Entities have received any written notice with respect to any of its assets of any material violation of any Environmental Law with respect to the Galaxy Business.

  (b) Except as set forth on Schedule 6.13(b), there are no conditions associated with assets of the Galaxy Business, the operation of the Galaxy Business or owned or, to each Contributed Entity's Knowledge, leased real property that relate to the Galaxy Business as currently operated that would under applicable Environmental Law require or could reasonably be expected to require any of the Contributed Entities to (i) undertake any action that would materially impair the ability of such entity to use the material owned and leased real property that relate to the Galaxy Business as currently operated or the material assets of the Galaxy Business as currently used, (ii) incur material expenditures or (iii) undertake remedial obligations at any real property that is owned, operated or leased by any of the Contributed Entities or that is adjacent to real property owned, operated or leased by such entity in connection with the Galaxy Business which would cost individually in excess of $1.0 million.

  (c) Except as set forth on Schedule 6.13(c), as of the date hereof, none of the Contributed Entities is subject to any outstanding orders, agreements or contracts with any Government Entity or other person respecting (i) violations of Environmental Laws, (ii) Remedial Action or (iii) any Release or threatened Release of a Hazardous Material, in either case which could be expected to have a material adverse effect on the Galaxy Business.

  6.14 Investment Banking Fees and Commissions. Except for Greenhill & Co., LLC and Donaldson, Lufkin & Jenrette Securities Corporation (copies of whose engagement letters with HE have been furnished to PAS), no person or entity is entitled to receive from the Hughes Parties or any of their Subsidiaries or any of their directors, officers or employees any investment banking, brokerage or finder's fee or fees for financial consulting or other advisory services in connection with this Agreement or the transactions contemplated hereby based upon arrangements made by or on behalf of the Hughes Parties, nor is any person or entity entitled to receive reimbursement from the Hughes Parties or any of their Subsidiaries for any such services or any legal fees and expenses.

  6.15 Material Contracts.

  (a) HCI has provided or made available to PAS or its independent auditors and/or legal counsel (i) true and complete copies of all written Material Contracts relating to the Galaxy Business, or (ii) with respect to such Material Contracts that have not been reduced to writing, a written description thereof, each of which is listed on Schedule 6.15(a). Except as set forth on Schedule 6.15(a), none of the Contributed Entities has received any notice or has any knowledge that any other party is, in default in any respect under any such Material Contract, other than payment defaults under transponder lease agreements which are not more than 90 days past due. Each of the Material Contracts relating to the Galaxy Business is in full force and effect and constitutes a valid, legal and binding agreement of the parties thereto, enforceable in accordance with its terms except for the Bankruptcy Exception.

  (b) Except as set forth on Schedule 6.15(b), none of the Hughes Parties is a party, as of the date hereof, to any contract, agreement, commitment, arrangement, lease (including with respect to personal property), policy or other instrument that is not subject to termination by such Hughes Party upon less than six months written notice to the other party thereto which materially restricts or limits the right of any Hughes Party or, which would, on or after the Closing Date, materially restrict or limit Newco's or any of its Affiliates' right to conduct its business or compete, including without limitation, any restriction on its ability to sell, lease or otherwise provide services from available transponder capacity to any person or entity for any purpose at any orbital location and in any frequency band, any geographical, market segment, product line or other industry limitation, or any exclusive or sole supply or vendor arrangement or agreement. Nothing in this Section 6.15(b) shall preclude or require disclosure on Schedule 6.15(b) of most favored nations provisions, options for additional services or capacity, rights of negotiation, or similar provisions agreed to in the ordinary course of business (including, without limitation, of the kind set forth in the agreements referenced on Schedule 6.15(a)).

  (c) As of June 30, 1996, the contracts, agreements, commitments, arrangements, leases (including with respect to personal property) that represent obligations of third parties to make payments to any Hughes Party in exchange for the sale or lease of transponder capacity, have an aggregate stated amount of unpaid payments owing to the Hughes Parties of $3,394,000,000 over the remaining stated term of such contracts, after allowance for doubtful accounts or other allowances or deductions known as of such date which are ordinary and customary in the conduct of the Galaxy Business (the "Galaxy Backlog"). The Galaxy Backlog represents amounts that, assuming the due performance by each party of its obligations under each contract and the occurrence of no event that would permit termination of a contract without liability to the terminating party, will be due for, and will arise out of, bona fide sales and delivery of goods, performance of services and other business transactions, unless the underlying contract thereto is properly terminated in accordance with the terms thereof. Except as set forth on
Schedule 6.15(c), there are no refunds, discounts or other adjustments payable by any Hughes Party with respect to any portion of the Galaxy Backlog, and to the knowledge of Galaxy, there are no defenses, rights of setoff, counterclaims, assignments, restrictions, encumbrances, or conditions enforceable by any third parties on or affecting any portion of the Galaxy Backlog. Except as set forth on Schedule 6.15(c), none of the Hughes Parties is, or has received any notice or has any knowledge that any other party is, in default in any material respect under any contract representing any portion of the Galaxy Backlog, other than (i) payment defaults under transponder lease agreements which are not more than 90 days past due (ii) defaults under contracts representing the Galaxy Backlog that do not have a stated backlog in excess of $500,000 in the aggregate for the stated contract term, and (iii) defaults or terminations under transponder lease agreements that are promptly replaced by contracts providing for reasonably equivalent or superior backlog payments.

  6.16 Personal Property. The Contributed Entities have, and immediately after the Closing Newco will have, good and valid title to all personal property and assets (whether tangible or intangible) related to the Galaxy Business reflected on the consolidated balance sheet of the Galaxy Business as of June 30, 1996 or acquired after June 30, 1996, except for property and assets sold since June 30, 1996 in the ordinary course of business and except for satellite systems under development by the Galaxy Business, with respect to which title will not be taken, other than as provided in the applicable contract therefor provided that except as disclosed on Schedule 6.16 there are no material Liens with respect to any satellites under development. Except as set forth on Schedule 6.16, none of such properties or assets (whether real or personal) is subject to any Liens, except:

    (i) Liens disclosed on the Galaxy Balance Sheet; or

    (ii) any Permitted Liens.

  6.17 Real Property.

  (a) Schedule 6.17(a) sets forth a complete description of all real property owned by the Contributed Entities that relate to the Galaxy Business (the "Galaxy Owned Real Property"), together with a description of such ownership and the identity of the entity that owns such property. The Contributed Entities have good and valid title to the Galaxy Owned Real Property and otherwise own the Galaxy Owned Real Property free and clear of all liens, security interests, claims and other charges and encumbrances, except for (i) Permitted Liens and (ii) encumbrances, if any, which do not materially impair the existing use of the property.

  (b) Schedule 6.17(b) sets forth a list of all of the land, buildings and other real property leased or sub-leased by the Contributed Entities in connection with the Galaxy Business (the "Galaxy Leased Real Property"). The Contributed Entities have a good and valid leasehold interest in and right to peaceful quiet possession as against each landlord with respect to each Galaxy Leased Real Property. True and complete copies of all leases of the Galaxy Leased Real Property have been made available for review to PAS. Such leases are in full force and effect according to their terms, constitute the legal, valid and binding obligations of the Contributed Entity that is a party thereto and, to the Contributed Entities' knowledge, such leases have not been amended or modified except as disclosed in writing to PAS. None of the Contributed Entities is in material default with respect to any of the leases of the Galaxy Leased Real Property, nor has any event occurred which with the passage of time, the giving of notice, or both, would constitute an event of default or otherwise would place such Contributed Entity in material default under any of such leases; none of the Contributed Entities have received any notice of any such default or event; and, to the Contributed Entities' knowledge, no landlord is in default under any of such leases, and no event has occurred which with the passage of time, the giving of notice, or both, would constitute an event of default or otherwise place any landlord in default thereunder.

  (c) The Galaxy Owned Real Property and the Galaxy Leased Real Property, together with facilities furnished under contract with others, comprise substantially all of the real estate used in, or necessary to conduct, the Galaxy Business, and such use and occupancy is in conformance in all material respects with all applicable laws, rules and regulations, including but not limited to, applicable zoning, subdivision and other land use rules and regulations, the violation of which is likely to have a material adverse effect on the Galaxy Business.

  (d) To the Contributed Entities' knowledge, other than the Contributed Entities, there are no parties in possession of any portion of the Galaxy Leased Real Property or the Galaxy Owned Real Property, whether as lessees or sublessees thereof, or tenants at sufferance, trespassers or otherwise, except as disclosed on Schedule 6.17(d). The location, construction, occupancy, operation or use of the Galaxy Owned Real Property and, to the best knowledge of the Contributed Entities, the Galaxy Leased Real Property (including the buildings, improvements, fixtures and equipment located thereon) do not contravene any laws, rules or regulations, or any restrictive covenant or deed restriction (recorded or otherwise), or any Galaxy Permit, affecting any of such property the contravention of which is likely to have a material adverse effect on the Galaxy Business. There are no pending or, to the best knowledge of the Contributed Entities, threatened condemnation proceedings with respect to any Galaxy Leased Real Property, lease, or the Galaxy Owned Real Property, or litigation or administrative actions relating thereto. All buildings, improvements, fixtures and equipment used in connection with the Galaxy Business are located on the Galaxy Owned Real Property and the Galaxy Leased Real Property and do not encroach on any adjoining property, and, to the best knowledge of the Hughes Parties, no buildings or improvements encroach upon the Galaxy Owned Real Property or the Galaxy Leased Real Property which is likely to have a material adverse effect on the Galaxy Business.

  6.18 Certain Assets and Agreements.

  (a) Ground Stations. Each ground station, including, without limitation, the related broadcasting facility assets (consisting of land, building, fixtures, improvements and telemetry, tracking and control equipment) that is owned or leased by any of the Contributed Entities in connection with the Galaxy Business is listed on Schedule 6.18(a) (the "Galaxy Ground Stations"). Except as otherwise set forth on Schedule 6.18(a), with respect to each such ground station, the improvements thereto and all components used in connection therewith, including, without limitation, transmission/reception systems and programming and data broadcasting systems, if any, (i) are in good operating condition and repair and are suitable for their intended purposes and (ii) are supported by a back-up, fuel-powered electricity generator capable of generating power sufficient to meet the requirements of the operations conducted at the ground station. The transmission/reception systems and programming and data broadcasting systems at each such ground station have the redundancies that are set forth on Schedule 6.18(a).

  (b) Satellites and Transponders. Set forth on Schedule 6.18(b) are the following: (i) a complete and accurate list, by orbital location, of each satellite and transponder thereon owned or leased in connection with the Galaxy Business (each a "Galaxy Satellite"), (ii) a true and correct copy of a satellite loading chart listing each transponder on each Galaxy Satellite, along with the type of transponder (C-band, Ku-band or other) and the customer or group of related customers that have leased or purchased capacity on such transponder and the amount of such capacity, (iii) the most recent "Health Status Report," summarizing all spacecraft related incidents and anomalies known to the Galaxy Business as well as the current status, to the best knowledge of the Contributed Entities, of the subsystems on the Galaxy Satellites (power, telemetry and command, reaction control, communications and antenna), and (iv) a list of all satellites under construction, all satellites that have been constructed but not launched, including describing the status of launch insurance, the coverage thereunder and the premium to be paid in connection therewith. For each Galaxy Satellite, true, correct and complete copies of the foregoing will be delivered or made available to PAS (all such data, records, tapes, information, lists and reports are collectively referred to herein as the "Galaxy Data") prior to the Closing Date. Such Galaxy Data represent, to the best knowledge of the Contributed Entities, all relevant and material information relating to the operating condition and repair of the Galaxy Satellites, and the fuel life expectancies of the Galaxy Satellites. The information contained in the Galaxy Data is, to the best knowledge of the Contributed Entities, accurate and complete records (except as to only those informational gaps disclosed to PAS) of the subject matters covered therein; however, such parties make no representation or warranty as to the accuracy of any conclusion expressed as to fuel life expectancies of the Galaxy Satellites. Such Galaxy Satellites are to the best knowledge of each of the Hughes Parties, subject to the Health Status Reports, in good condition. Except as specifically provided herein, no representation or warranty, express or implied, is made with respect to the Galaxy Satellites.

  (c) Tracking, Telemetry and Control Equipment. Except as otherwise set forth on Schedule 6.18(c), to the best knowledge of the Contributed Entities, the tracking, telemetry and control equipment (on the ground) used by third party contractors to provide tracking, telemetry and control services related to each Galaxy Satellite is (i) in good operating condition and repair, ordinary wear and tear excepted, and (ii) not in need of maintenance or repairs except for ordinary, routine maintenance and repairs.

  (d) ITU Frequency Registration. Schedule 6.18(d) contains a summary, by orbital location, of the status of frequency registration at the International Telecommunications Union, of each Galaxy Satellite, including the identity of the sponsoring administration and the frequency bands covered.

  (e) Satellite Coordination. Except as set forth on Schedule 6.18(e), to the best knowledge of the Contributed Entities, no person or entity has asserted that it has rights to operate a spacecraft in a manner that would result in interference with respect to any Galaxy Satellite or any Satellite to be used in connection with the Galaxy Business for which a Contributed Entity has applied for a Permit. Except as set forth on Schedule 6.18(e), none of the Contributed Entities is aware of any asserted dispute with respect to such entity's continued ability to utilize any Galaxy Satellite substantially in the manner that such Galaxy Satellite has been used in connection with the Galaxy Business to date. Schedule 6.18(e) also contains a list of all satellite coordination agreements to which any of the Contributed Entities or their Affiliates is a party, a summary of all operational or technical limitations set forth therein and a summary of all coordination discussions with other persons or entities, domestic or foreign, with regard to the Galaxy Satellites or any Satellite to be used in connection with the Galaxy Business for which a Contributed Entity has applied for a Permit in which any of the Contributed Entities or their Affiliates has been engaged in the past three years.

  6.19 IGO Determinations. Schedule 6.19 contains a list of all IGO Determinations with respect to the Galaxy Satellites that are needed to operate Galaxy Business as it is now being conducted. Except as set forth on
Schedule 6.19, none of the Contributed Entities is aware of any difficulties in obtaining any other IGO Determinations with respect to the Galaxy Satellites or any Satellite to be used in connection with the Galaxy Business for which a Contributed Entity has applied for a Permit.

                                  Article VII

                                   Covenants

  7.1 Interim Operations of PAS. Except as expressly contemplated or permitted by this Agreement or any of the Related Agreements, or to the extent that HCI shall otherwise consent in writing, during the period from the date of this Agreement and continuing until the Closing Date, PAS agrees as to PAS and its Subsidiaries that:

    (a) Ordinary Course. PAS and its Subsidiaries shall carry on their businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, and shall use commercially reasonable efforts and, to the extent necessary to conduct normal operations, cause each of its Subsidiaries to use commercially reasonable efforts to preserve intact its present business organizations, to keep available the services of its current officers and employees and to preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect at the Closing Date. For the avoidance of doubt, it is understood that, subject to the limitations on investment, disposition and incurrence of indebtedness in subsections (f),
  (g) and (k) below, the pursuit of and consummation by PAS of strategic partnerships, joint ventures, acquisitions and similar activities and investments shall be considered to be in the "ordinary course" for PAS if, in each case, such activities and investments are ancillary to the sale or lease of, or the provision of service or capacity via, transponders by PAS.

    (b) Dividends; Changes in Capital Stock. PAS shall not, and shall not permit any of its Subsidiaries to: (i) declare, set aside or pay any dividends on or make other distributions (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock, except for non-cash dividends in respect of PAS Preferred Stock, or cash dividends or distributions paid on or with respect to the capital stock of a wholly owned Subsidiary; (ii) split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to purchase or otherwise acquire, any shares of the capital stock or other securities of PAS or any of its Affiliates.

    (c) Issuance of Securities. Other than as provided or allowed herein and except as set forth on Schedule 7.1(c) or pursuant to the exercise of Options, PAS shall not, and shall not permit any of its Subsidiaries to, issue, pledge or sell, or authorize the issuance, pledge or sale of additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, or any other securities in respect of, in lieu of, or in substitution for, shares of common stock outstanding on the date hereof or (ii) amend, waive or otherwise modify any of the terms of any option, warrant or stock option plan of it or any of its Subsidiaries.

    (d) Governing Documents. PAS shall not, and shall not permit any of its Subsidiaries to, amend or propose to amend their respective Certificates of Incorporation or Bylaws.

    (e) No Solicitation. From the date hereof through the Closing Date or the earlier termination of this Agreement, PAS shall not, and shall not permit any of its Subsidiaries, or any of its or their officers, directors, employees, representatives, agents or Affiliates (including, without limitation, any investment banker, attorney or accountant retained by PAS or any of its Subsidiaries) to, directly or indirectly, enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any other way with, any corporation, partnership, person or other entity or group (each, a "Person") (other than HCI, Galaxy or any of their Affiliates or representatives), concerning any offer or proposal which constitutes or is reasonably likely to lead to any Acquisition Proposal; provided that the Board of Directors of PAS may, in the event of an unsolicited Acquisition Proposal, engage in negotiations or discussions with, or provide information or data to, any Person relating to an Acquisition Proposal if (x) the Acquisition Proposal is a bona fide fully-financed written offer submitted to PAS' Board of Directors and such Board of Directors, after consulting with a nationally recognized investment bank, determines that such Acquisition Proposal is economically superior to the transactions contemplated by this Agreement and the Related Agreements (a "Superior Acquisition Proposal"), and (y) PAS' Board of Directors determines, after having received the written opinion of outside legal counsel to PAS, that the failure to engage in such negotiations or discussions or provide such information would result in a breach of the fiduciary duties of the Board of Directors of PAS under applicable law. Then, in such event, the Board of Directors may withdraw or modify its approval or recommendation of the Merger or this Agreement, approve or recommend the Superior Acquisition Proposal or terminate this Agreement pursuant to Section 9.1(g) hereof. HCI shall have the right to match any such Superior Acquisition Proposal, and have such matching proposal immediately accepted by PAS, for five (5) business days after HCI is informed of the necessary determinations in clauses (x) and (y) of the preceding sentence with respect to such Superior Acquisition Proposal. Any information furnished to any Person in connection with an Acquisition Proposal shall be provided pursuant to a confidentiality agreement in customary form on terms not more favorable to such Person than the terms contained in the Confidentiality Agreement (as defined in Section 7.6). Subject to all of the foregoing requirements, PAS will immediately notify HCI orally and in writing if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is requested by any Person with respect to any Acquisition Proposal or which could lead to an Acquisition Proposal and immediately notify HCI of all material terms of any proposal which it may receive in respect of any such Acquisition Proposal, including the identity of the Person making the Acquisition Proposal or the request for information, if known, and thereafter shall inform HCI on a timely, ongoing basis of the status and content of any discussions or negotiations with such a third party, including immediately reporting any material changes to the terms and conditions thereof. PAS shall, and shall cause its Subsidiaries and Affiliates, and will use its best efforts to ensure their respective officers, directors, employees, investment bankers, attorneys, accountants and other agents to, immediately cease and cause to be terminated all discussions and negotiations that have taken place prior to the date hereof, if any, with any Persons conducted heretofore with respect to any Acquisition Proposal. As used in this Agreement, "Acquisition Proposal" shall mean any of the following (other than the transactions contemplated hereunder) involving PAS or any of its Subsidiaries: (i) any merger, consolidation, share exchange, recapitalization, business combination, or other similar transaction; (ii) any sale, lease exchange, mortgage, pledge, transfer or other disposition of 10% or more of the assets of PAS and its Subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange for or other purchase of 10% or more of the outstanding shares of the capital stock of PAS or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing. Nothing contained in this Section 7.1(e) shall prohibit PAS or its Board of Directors from taking and disclosing to its stockholders a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or making such disclosure as may be required by applicable law.

    (f) No Spacecraft Acquisitions, Investments or Capital
  Expenditures. Except as listed on Schedule 7.1(f), PAS shall not, and shall not permit any of its Subsidiaries to (i) acquire or agree to acquire any satellite or other spacecraft which PAS has not, on the date of this Agreement, previously agreed in writing to acquire, or (ii) make one or more investments or capital expenditures exceeding $35,000,000 in the aggregate in any twelve month period for all such investments or expenditures that occur from the date hereof; provided, however, that PAS may (A) replace any satellite lost in a launch or in orbit, (B) continue capital programs now underway as described on Schedule 7.1(f), plus additional expenses solely for change orders of up to 10% of the progress payments on each satellite remaining to be paid as of the date hereof, and
  (C) purchase such terrestrial equipment as necessary to supply customers in the ordinary course in connection with leases of transponder capacity by such customers. Notwithstanding the foregoing, PAS shall not, and shall not permit any of its Subsidiaries to provide financing for, make any additional investment in, or make any capital expenditure for the benefit of, any business engaged in DTH Services unless such financing, investment or expenditure is ancillary to the sale or lease of, or other provision of service or capacity via, transponders. As used in this Agreement, "DTH Services" means any video, audio, data or other information services provided by satellite and intended for direct reception by the general public.

    (g) No Dispositions. Other than as contemplated hereby and other than dispositions in the ordinary course of business consistent with past practice which are not material in the aggregate to PAS and its Subsidiaries, taken as a whole, PAS shall not, and shall not permit any of its Subsidiaries to, sell, pledge, lease, dispose of, encumber or otherwise authorize the sale, disposition, grant, encumbrance, lease (whether such lease is an operating or capital lease) of any of its assets.

    (h) No Dissolution, Etc. Except as otherwise permitted or contemplated by this Agreement, PAS shall not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of PAS or any of its Significant Subsidiaries. As used in this Agreement, the term "Significant Subsidiary" has the meaning assigned to it in Regulation S-X under the Exchange Act.

    (i) Other Actions. PAS will not voluntarily take, and will not permit any of its Subsidiaries voluntarily to take or agree or commit voluntarily to take, any action that results in any of PAS' representations or warranties hereunder being untrue in any material respect or in any of PAS' covenants hereunder or any other conditions to the Asset Contribution, the Univisa Contribution or the Merger not being satisfied in all material respects. Notwithstanding the foregoing, no action permitted by this Section 7.1 or contemplated by this Agreement shall be construed to have caused a breach of a representation or warranty contained herein.

    (j) Certain Employee Matters. Except as described on Schedule 7.1(j), PAS and its Subsidiaries shall not: (A) grant any increases in the compensation or fringe benefits of any of its directors, officers, or key employees; (B) pay or agree to pay any pension, retirement allowance, severance, termination or other employee benefit not required or contemplated by any of the existing PAS ERISA Plans or PAS Benefit Arrangements as in effect on the date hereof to any such director, officer or key employee, whether past or present; (C) other than with respect to new hires consistent with past practice enter into any new, or materially amend any existing, employment or severance or termination agreement with any such director, officer or key employee; or (D) establish, adopt, enter into, or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except in each case (i) to the extent required by applicable law or regulation,
  (ii) pursuant to collective bargaining agreements as in effect on the date of this Agreement, (iii) for cash bonuses in lieu of options not to exceed $5,000,000 in the aggregate, (iv) normal bonuses and normal increases to officers and key employees consistent with past practice or other agreements which PAS believes are necessary for the continued conduct of PAS' business in the ordinary course, or (v) for amendments to PAS ERISA Plan(s) or PAS Benefits Arrangement(s) which have been disclosed to HCI prior to the execution of this Agreement or which would not materially increase the cost of benefits to PAS and its Subsidiaries, taken as a whole, in the aggregate.

    (k) Indebtedness. Except as set forth on Schedule 7.1(k), and except for borrowing in the ordinary course of business consistent with past practices under its existing credit facilities or arrangements, PAS shall not, and shall not permit any of its Subsidiaries to, assume, incur or pre-pay any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or any of its Subsidiaries or guarantee any debt securities of others or enter into any lease other than in the ordinary course (whether such lease is an operating or capital lease), or create any mortgages, liens, security interests or other encumbrances on the property of PAS or any of its Subsidiaries in connection with any indebtedness thereof, or enter into any "keep well" or other agreement or arrangement to maintain the financial condition of another person; provided that PAS may enter into any such "keep well" agreement or arrangement if the payment of the full amount of the obligation represented by such agreement could then be made as an investment under Section 7.1(f).

    (l) Agreements. Except as permitted by Section 7.1(f) or as otherwise contemplated by this Agreement, PAS shall not, and shall not permit any of its Subsidiaries to, enter into, materially modify, rescind, terminate, waive, release or otherwise amend any of the terms or provisions of any Material Contract, other than in the ordinary course of business consistent with past practice.

    (m) Accounting. PAS shall not, and shall not permit any of its Subsidiaries to, take any action, other than in the ordinary course of business, consistent with past practice or as required by the SEC or by law, to effect any material change in any of its current accounting policies, procedures and practices.

    (n) Payment of Claims. PAS shall not, and shall not permit any of its Subsidiaries to, pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted, unasserted, contingent or otherwise), other than such payment, discharge or satisfaction in the ordinary course of business and consistent with past practice.

    (o) Waivers and Payments. PAS shall not, and shall not permit any of its Subsidiaries to, other than in the ordinary course of business and consistent with past practice, waive any rights of substantial value or make any payment, direct or indirect, of any material liability before the same comes due in accordance with its terms, except to the extent (and only to the extent) to which PAS receives fair value in exchange for such waiver or payment.

    (p) Insurance. PAS shall not and shall not permit any of its Subsidiaries to, fail to maintain its existing insurance coverage of all types in effect or, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies. Notwithstanding the foregoing, PAS shall not renew any spacecraft insurance policy other than at the best available rate after competitive bidding.

    (q) Affiliate Transactions. PAS shall not, and shall not permit any of its Subsidiaries to, engage in any transaction with, or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of such entity's affiliates (as defined in Rule 12(b)-2 under the Exchange
  Act) which involves the transfer of consideration or has a financial impact on such entity, other than pursuant to such agreements, arrangements, or understandings (i) existing on the date of this Agreement (all of which such agreements are considered to be Material Contracts for purposes of
  Section 5.16), (ii) which are done on terms that the Board of Directors of PAS determines in good faith to be equal to, or more favorable to PAS, than the terms that PAS would be able to obtain from third parties in similar transactions and/or for similar goods or services or (iii) which are permitted by Section 7.1(o) hereof including PAS and any of its Subsidiaries.

    (r) PAS Permits. Except for Permits which lapse or expire due to ordinary course changes in the business of PAS, PAS shall not surrender, allow to expire or be terminated, modify adversely, forfeit, or fail to renew or extend under regular terms any of the PAS Permits issued by the FCC (other than those related to PAS Ground Stations) or give the FCC or other Government Entity with jurisdiction any grounds to institute any proceeding for the revocation, suspension, or adverse modification of any PAS Permit issued by the FCC. Should the FCC or other Government Entity with jurisdiction institute any proceedings for the suspension, revocation or adverse modification of any of such PAS Permits, PAS shall use commercially reasonable efforts to promptly contest such proceedings and to seek to have such proceedings terminated in a manner that is favorable to PAS.

    (s) Construction Permits and Applications. PAS will use commercially reasonable efforts to maintain each FCC construction Permit (if any) listed on Schedule 5.6 in effect until the applicable construction projects are complete and will not, by act or omission, cause, or fail to use commercially reasonable efforts to avoid having, any pending FCC application listed on Schedule 5.6 to be dismissed or denied, except where
  (i) the loss of such Permit or pending application would not have a material adverse effect on PAS and its Subsidiaries, taken as a whole or
  (ii) the maintenance of any such Permit would require an expenditure which would be in violation of subsection (f) above.

    (t) Interference. PAS shall use commercially reasonable efforts to protect the transmissions to and from the PAS Satellites and the PAS Ground Stations from interference from other radio communications facilities (existing or proposed), to the extent that such interference is prohibited by FCC Rules or inconsistent with rights accorded the PAS Satellites under the ITU's Radio Regulations and shall promptly notify HCI of any actual or threatened interference. As used in this Agreement, "FCC Rules" means, collectively, the Communications Act of 1934, as amended, or any successor statute, and the rules, regulations, orders and policies of the FCC promulgated thereunder.

    (u) No Restrictive Agreements. Neither PAS nor any of its Subsidiaries shall enter into any contract, agreement, commitment, arrangement, lease (including with respect to personal property), policy or other instrument that (i) does not expire by the later of one (1) year after the date hereof or six (6) months after the Closing or (ii) is not subject to termination by PAS upon less than six months written notice to the other party thereto, which in either case materially restricts or limits PAS' or such Subsidiary's right to conduct its business or compete, including, without limitation, any restriction on its ability to sell, lease or otherwise provide services from available transponder capacity to any person or entity for any purpose at any orbital location and in any frequency band, any geographical market segment, product line or other industry limitation, or any exclusive or sole supply or vendor arrangement or agreement. Nothing in this Section

  7.1(u) shall preclude or require PAS or any of its Subsidiaries from entering into agreements containing most favored nation provisions, options for additional services or capacity, rights of negotiation, or similar provisions, in each case in the ordinary course of business.

    (v) Certain Other Agreements. PAS shall not, and shall not permit any of its Subsidiaries to, enter into any contract, commitment or arrangement, whether written or oral, to do any of the acts prohibited by this Section
  7.1 or to authorize, recommend, propose or announce an intention to do the same. Notwithstanding the foregoing, PAS may enter into an agreement with the landlord of the part of the PAS Leased Property located in Greenwich, Connecticut to increase the square footage of such leased space by approximately 9,000 square feet on commercially reasonable terms and conditions, and PAS may enter into the lease agreement described on
  Schedule 5.18(d) on commercially reasonable terms and conditions.

  7.2 Interim Operations of the Galaxy Business. Except as expressly contemplated or permitted by this Agreement or any of the Related Agreements, or to the extent that PAS shall otherwise consent in writing, during the period from the date of this Agreement and continuing until the Closing Date, HCI and Galaxy agree as to the Galaxy Business that:

    (a) Ordinary Course. HCI shall cause each of the Contributed Entities to carry on the Galaxy Business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and to use commercially reasonable efforts, to the extent necessary to conduct normal operations, to preserve intact its present business organizations, to keep available the services of its current officers and Galaxy Employees and to preserve its relationships with customers, suppliers and others having business dealings with it to the end that its goodwill and ongoing business shall not be impaired in any material respect at the Closing Date. For the avoidance of doubt, it is understood that, subject to the limitations on investment, dispositions and incurrence of indebtedness in subsections (f),
  (g) and (k) below, the pursuit of and consummation by the Contributed Entities of strategic partnerships, joint ventures, acquisitions and similar activities and investments shall be considered to be in the "ordinary course" for the Contributed Entities if, in each case, such activities and investments are ancillary to the sale or lease of, or the provision of service or capacity via, transponders by the Contributed Entities.

    (b) Dividends; Changes in Capital Stock. None of the Contributed Entities shall: (i) declare, set aside or pay any dividends on or make other distributions (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock, except for non-cash dividends in respect of preferred stock, or cash dividends or distributions paid on or with respect to the capital stock of a wholly owned Subsidiary; (ii) split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock; or (iii) repurchase, redeem or otherwise acquire, or permit any Subsidiary to purchase or otherwise acquire, any shares of the capital stock or other securities of HCI or any of its Affiliates.

    (c) Issuance of Securities. Other than as provided or allowed herein and except as set forth on Schedule 7.2(c) or pursuant to the exercise of Options, none of the Contributed Entities shall issue, pledge or sell, or authorize the issuance, pledge or sale of additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, or any other securities in respect of, in lieu of, or in substitution for, shares of common stock outstanding on the date hereof or (ii) amend, waive or otherwise modify any of the terms of any option, warrant or stock option plan of it. Except as otherwise contemplated hereby, HCI will make no transfer of the capital stock of any of the Contributed Entities, whether to an Affiliate or otherwise.

    (d) Governing Documents. None of the Contributed Entities shall amend or propose to amend their respective Certificates or Articles of Incorporation or Bylaws.

    (e) No Spacecraft Acquisitions, Investments or Capital
  Expenditures. Except as listed on Schedule 7.2(e), none of the Contributed Entities shall (i) acquire or agree to acquire any satellite or other spacecraft which a Contributed Entity has not, on the date of this Agreement, previously agreed in writing to acquire, or (ii) except as required pursuant to Section 7.24, make one or more investments or capital expenditures exceeding $35,000,000 in the aggregate in any twelve month period for all such investments or expenditures that occur from the date hereof; provided, however, that any Contributed Entity may replace any satellite lost in a launch or in orbit.

    (f) No Dispositions. Other than as contemplated hereby and other than dispositions in the ordinary course of business consistent with past practice which are not material in the aggregate to the Galaxy Business, HCI shall not, and shall not permit any of its Subsidiaries to, sell, pledge, lease, dispose of, encumber or otherwise authorize the sale, disposition, grant, encumbrance, lease (whether such lease is an operating or capital lease) of any of the assets related to the Galaxy Business.

    (g) No Dissolution, Etc. Except as otherwise permitted or contemplated by this Agreement, HCI shall not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of any of HCI or any of the Contributed Entities.

    (h) Other Actions. None of the Hughes Parties will voluntarily take, or permit any of their Subsidiaries voluntarily to take or agree or commit voluntarily to take, any action that results in any of the Hughes Parties' representations or warranties hereunder being untrue in any material respect or in any of the Hughes Parties' covenants hereunder or any other conditions to the Asset Contribution, the Univisa Contribution or the Merger not being satisfied in all material respects. Notwithstanding the foregoing, no action permitted by this Section 7.2 or contemplated by this Agreement shall be construed to have caused a breach of a representation or warranty contained herein.

    (i) Certain Employee Matters. Except as described on Schedule 7.2(i), HCI shall not permit any of the Contributed Entities or any of their Subsidiaries to: (A) grant any increases in the compensation or fringe benefits of any of its directors, officers, or key employees; (B) pay or agree to pay any pension, retirement allowance, severance, termination or other employee benefit not required or contemplated by any of the existing Galaxy ERISA Plans or Galaxy Benefit Arrangements as in effect on the date hereof to any such director, officer or key employee, whether past or present; (C) other than with respect to new hires consistent with past practice enter into any new, or materially amend any existing, employment or severance or termination agreement with any such director, officer or key employee; or (D) establish, adopt, enter into, or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or current or former employees, except in each case (i) to the extent required by applicable law or regulation,
  (ii) pursuant to collective bargaining agreements as in effect on the date of this Agreement, (iii) for normal increases and bonuses to officers and key employees consistent with past practice or other agreements which HCI believes are necessary for the continued conduct of the Galaxy Business in the ordinary course, or (iv) for amendments to Galaxy ERISA Plan(s) or Galaxy Benefit Arrangement(s) which have been disclosed to PAS prior to the execution of this Agreement or which would not materially increase the cost of benefits to the Galaxy Business, in the aggregate.

    (j) Indebtedness. Except (i) as set forth on Schedule 7.2(j) and (ii) as incurred, guaranteed or created in connection with financing the transactions contemplated hereby, HCI shall not permit any of the Contributed Entities or any of their Subsidiaries to assume, incur or pre-pay any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or any of its Subsidiaries or guarantee any debt securities of others or enter into any lease other than in the ordinary course (whether such lease is an operating or capital lease), or create any mortgages, liens, security interests or other encumbrances on the property of the Galaxy Business in connection with any indebtedness thereof, or enter into any "keep well" or other agreement or arrangement to maintain the financial condition of another person; provided that any of the Contributed Entities may enter into any such "keep well" agreement or arrangement if the payment of the full amount of the obligation represented by such agreement could then be made under Section 7.2(e).

    (k) Agreements. Except as permitted by Section 7.2(e) or as otherwise contemplated by this Agreement, HCI shall not permit any of the Contributed Entities or any of their Subsidiaries to enter into, materially modify, rescind, terminate, waive, release or otherwise amend any of the terms or provisions of any Material Contract, other than in the ordinary course of business consistent with past practice.

    (l) Accounting. HCI shall not permit any of the Contributed Entities or any of their Subsidiaries to take any action, other than in the ordinary course of business, consistent with past practice or as required by the SEC or by law, to effect any material change in any of its current accounting policies, procedures and practices.

    (m) Payment of Claims. HCI shall not permit any of the Contributed Entities or any of their Subsidiaries to pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted, unasserted, contingent or otherwise), other than such payment, discharge or satisfaction in the ordinary course of business and consistent with past practice.

    (n) Waivers and Payments. HCI shall not permit any of the Contributed Entities or any of their Subsidiaries to, other than in the ordinary course of business and consistent with past practice, waive any rights of substantial value or make any payment, direct or indirect, of any material liability before the same comes due in accordance with its terms, except to the extent (and only to the extent) to which HCI or any of the Contributed Entities receives equivalent value in exchange for such waiver or payment.

    (o) Insurance. HCI shall not permit any of the Contributed Entities or any of their Subsidiaries to fail to maintain its existing insurance coverage of all types in effect with respect to the Galaxy Business or, in the event any such coverage shall be terminated or lapse, to the extent available at reasonable cost, procure substantially similar substitute insurance policies which in all material respects are in at least such amounts and against such risks as are currently covered by such policies. Notwithstanding the foregoing, HCI shall not permit any of the Contributed Entities to renew any spacecraft insurance policy other than at the best available rate after competitive bidding.

    (p) Affiliate Transactions. Except as set forth on Schedule 7.2(p), HCI shall not permit any of the Contributed Entities or any of their Subsidiaries to engage in any transaction with, or enter into any agreement, arrangement, or understanding relating to the Galaxy Business with, directly or indirectly, any of such entity's affiliates (as defined in Rule 12(b)-2 under the Exchange Act) which involves the transfer of consideration or has a financial impact on such entity, other than pursuant to such agreements, arrangements, or understandings (i) existing on the date of this Agreement (all of which such agreements are considered to be Material Contracts for purposes of Section 6.15) (ii) which are done on terms that the Board of Directors of the relevant Contributed Entity determines in good faith to be equal to, or more favorable to such Contributed Entity, than the terms such entity would be able to obtain from third parties in similar transactions and/or for similar goods or services or (iii) which are permitted by Section 7.2(n) hereof involving HCI or any of the Contributed Entities and any of their respective Subsidiaries.

    (q) Galaxy Permits. Except for (i) Permits listed on Schedule 6.6(b) which are indicated on such schedule to be subject to termination by the FCC upon the launch of another satellite into the location where certain Galaxy Satellites now are operating, and (ii) Permits which lapse or expire due to ordinary course changes in the Galaxy Business, HCI shall not permit any of the Contributed Entities or any of their Subsidiaries to surrender, allow to expire or be terminated, modify adversely, forfeit, or fail to renew or extend under regular terms any of the Galaxy Permits issued by the FCC (other than those related to Galaxy Ground Stations), or give the FCC or other Government Entity with jurisdiction any grounds to institute any proceeding for the revocation, suspension, or adverse modification of any Galaxy Permit issued by the FCC. Should the FCC or other Government Entity with jurisdiction institute any proceedings for the suspension, revocation or adverse modification of any such Galaxy Permits, HCI shall cause the Contributed Entity to use commercially reasonable efforts to promptly contest such proceedings and to seek to have such proceedings terminated in a manner that is favorable to such entities.

    (r) Construction Permits and Applications. HCI shall cause the Contributed Entity to use commercially reasonable efforts to maintain each FCC construction Permit (if any) listed on Schedule 6.6(b) in effect until the applicable construction projects are complete and will use commercially reasonable efforts to avoid having any pending FCC application listed on
  Schedule 6.6(b) be dismissed or denied, except where (i) the loss of such Permit or pending application would not have a material adverse effect on the Galaxy Business or (ii) the maintenance of any such Permit would require an expenditure which would be in violation of subsection (e) above; provided, however, that Galaxy may, prior to or in connection with the

  Closing, amend the applications currently pending before the FCC for the Galaxy/Spaceway system in order to (i) make HCI or one of its Affiliates the applicant for Ka-band satellites at the following orbital locations:
  49(degrees)W, 99(degrees)W, 101(degrees)W, 25(degrees)E, 54(degrees)E, 101(degrees)E, 111(degrees)E and 164(degrees)E, and (ii) make Newco the applicant for the rest of the BSS and Ka-band satellites sought in such application.

    (s) Interference. HCI shall cause the Contributed Entities to use their commercially reasonable efforts to protect the transmissions to and from the Galaxy Satellites and the Galaxy Ground Stations from interference from other radio communications facilities (existing or proposed), to the extent that such interference is prohibited by FCC Rules or inconsistent with rights accorded the Galaxy Satellites under the ITU's Radio Regulations and shall promptly notify PAS of any actual or threatened interference.

    (t) No Restrictive Agreements. None of the Contributed Entities shall enter into any contract, agreement, commitment, arrangement, lease (including with respect to personal property), policy or other instrument that (i) does not expire by the later of one (1) year after the date hereof or six (6) months after the Closing or (ii) is not subject to termination by such entity upon less than six months written notice to the other party thereto, which in either case materially restricts or limits such entity's ability to conduct its business or compete, including, without limitation, any restriction on its right to sell, lease or otherwise provide services from available transponder capacity to any person or entity for any purpose at any orbital location and in any frequency band, any geographical, market segment, product line or other industry limitation, or any exclusive or sole supply or vendor arrangement or agreement. Nothing in this Section 7.2(t) shall preclude or require any Contributed Entity from entering into agreements containing most favored nation provisions, options for additional services or capacity, rights of negotiation, or similar provisions, in each case in the ordinary course of business.

    (u) Additional Property. HCI shall cause one of the Contributed Entities to acquire a leasehold interest, for a term of at least 30 years and otherwise on commercially reasonable terms and conditions, in and to the real property on which are located the ground station and other improvements currently owned by HCSS located off of East Garton Road in Castle Rock, Colorado. In addition, such lease shall provide that any domestic or international satellite arc shall not be blocked by any improvement or structure on any adjoining land owned or controlled by HCSS, its successors and assigns. HCI shall cause one of the Contributed Entities to continue to negotiate, on commercially reasonable terms, for the acquisition of the fee interest of Texaco Exploration and Production, Inc. in and to approximately 752 acres located off Telegraph Road in Fillmore, California. In connection with the above mentioned acquisitions, PAS and its counsel shall be delivered copies of any draft agreements and, from time to time, shall be advised of the status of these matters. HCSS shall use best efforts (not involving the payment of money) to obtain customary non-disturbance agreements from the superior lessors of the lease described in item #2 of Schedule 6.17(b). Notwithstanding the foregoing, HCSS may enter into the lease agreement described on Schedule 6.17(d) on commercially reasonable terms and conditions.

    (v) Certain Other Agreements. HCI shall not and shall not permit any of the Contributed Entities or any of their Subsidiaries to enter into any contract, commitment or arrangement, whether written or oral, to do any of the acts prohibited by this Section 7.2 or to authorize, recommend, propose or announce an intention to do the same.

  7.3 Interim Operations of Newco.

  (a) Except as contemplated by this Agreement, or with the prior written consent of PAS, during the period from the date of this Agreement to the Closing Date, Newco will conduct no operations and will preserve intact its business organization. Without limiting the generality of the foregoing and except as otherwise contemplated by this Agreement or in connection with the financing of the cash portion of the consideration payable in the Univisa Contribution and the Merger or the refinancing of indebtedness of Newco, Galaxy or PAS, Newco will not, prior to the Closing Date, without the prior written consent of PAS:

    (i) adopt any amendment to its Certificate of Incorporation or Bylaws; provided, that on or prior to the Closing Newco shall amend its Certificate of Incorporation in form and substance reasonably satisfactory to PAS, to provide for the protections set forth in Section 9.4(b) herein;

    (ii) issue, pledge or sell, or authorize the issuance, pledge or sale of additional shares of capital stock of any class, or securities convertible into capital stock of any class, or any rights, warrants or options to acquire any convertible securities or capital stock, or any other securities in respect of, in lieu of, or in substitution for, shares of common stock outstanding on the date hereof;

    (iii) declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any class or series of its capital stock;

    (iv) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;

    (v) take, or agree to commit to take, any action that would make any representation or warranty contained in Article VI hereof inaccurate in any respect at, or as of any time prior to, the Closing Date; or

    (vi) enter into a contract, commitment or arrangement to do any of the foregoing, or to authorize, recommend, propose or announce an intention to do any of the foregoing.

  7.4 Control of Galaxy and PAS. During the period from the date of this Agreement and continuing until the Closing Date (the "Interim Period"), control of the operations of PAS and its Subsidiaries shall remain with PAS and control of the Galaxy Business shall remain with HCI and the Contributed Entities. HCI agrees that neither it nor any of its Subsidiaries shall control, direct, supervise, or attempt to control, direct or supervise, the operations of PAS during this period. Likewise, the parties agree that neither PAS nor any of its Subsidiaries shall control, direct, supervise, or attempt to control, direct or supervise, the operations of the Galaxy Business during the Interim Period. Notwithstanding anything in this Agreement to the contrary, no action shall be taken hereunder constituting an assignment or transfer of control of an FCC license, permit, authorization or application requiring the prior consent or approval of the FCC without first obtaining such consent or approval.

  7.5 Registration Statement and Proxy Statement/Prospectus. Promptly following the date of this Agreement, HCI, Galaxy, Newco and PAS shall cooperate and prepare, and PAS shall file with the SEC, the proxy statement with respect to the meeting of the stockholders of PAS in connection with the PAS Merger (the "Proxy Statement/Prospectus"), and HCI shall cause Newco to file with the SEC one or more Registration Statements on appropriate forms under the Securities Act and the Exchange Act with respect to the securities of Newco issuable in connection with the Merger or in connection with the financing of the cash portion of the consideration payable in the Univisa Contribution and the Merger or the refinancing of indebtedness of Newco, the Contributed Entities or PAS (each, a "Registration Statement"). The Proxy Statement/Prospectus will be included in the Registration Statement filed with respect to the shares of Newco Common Stock issuable in connection with the Merger. The respective parties will cause the Proxy Statement/Prospectus and each Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and the rules and regulations thereunder. Newco shall use commercially reasonable efforts, and each of the Contributed Entities and PAS will cooperate with Newco, to have each Registration Statement declared effective by the SEC as promptly as practicable and to keep each Registration Statement effective as long as is necessary to consummate the transactions contemplated hereunder. The respective parties shall, as promptly as practicable, provide copies of any written comments received from the SEC with respect to the Proxy Statement/Prospectus and/or each Registration Statement to each other and advise each other of any verbal comments with respect thereto received from the SEC. Newco shall use commercially reasonable efforts to obtain, prior to the effective date of each Registration Statement, all necessary state securities law or "blue sky" permits or approvals required to carry out the transactions contemplated by such Registration Statement and will pay all expenses incident thereto. Newco agrees that the Proxy Statement/Prospectus and each amendment or supplement thereto at the time of mailing thereof and at the time of the meeting of stockholders of PAS, or, in the case of a Registration Statement and each amendment or supplement thereto, at the time it is filed and becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the foregoing shall not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Newco in reliance upon and in conformity with written information concerning PAS furnished to

Newco by PAS, specifically for use in the Proxy Statement/Prospectus. PAS agrees that the written information concerning PAS provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the meeting of stockholders of PAS, or, in the case of written information concerning PAS provided by PAS for inclusion in a Registration Statement or any amendment or supplement thereto, at the time it is filed and becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. No amendment or supplement to the Proxy Statement/Prospectus will be made by PAS or Newco without the approval of the other parties hereto, which shall not be unreasonably withheld. Newco will advise PAS, promptly after it receives notice thereof, of the time when a Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Newco Common Stock issuable in connection with the transactions contemplated hereby for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or a Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

  7.6 PAS Stockholders' Meeting. PAS will, as soon as practicable following the date of this Agreement, take all action necessary in accordance with applicable law and its Certificate of Incorporation and Bylaws to promptly call, give notice of, convene and hold a PAS stockholders meeting for the purpose of voting on this Agreement and the transactions contemplated hereby. The Board of Directors of PAS shall, subject to its fiduciary duties, recommend this Agreement's approval by its stockholders and PAS shall take all lawful reasonable action to solicit such approval, including, without limitation, timely mailing of the Proxy Statement/Prospectus, subject to the provisions of Section 7.1(e); provided, however, that nothing in this sentence shall modify or eliminate PAS' absolute obligations in the prior sentence.

  7.7 Access to Information.

  (a) Each party (but as to the Hughes Parties, only in connection with the Galaxy Business) shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of each other party reasonable access, during normal business hours during the period prior to the Closing Date, to all its properties, books, contracts, commitments and records and those of its Subsidiaries (including any tax returns or other tax related information pertaining to the party providing such information and its Subsidiaries) and, during such period, each party shall (and shall cause each of its Subsidiaries to) (but as to the Hughes Parties, only in connection with the Galaxy Business) furnish promptly to each other party (i) a copy of each report, schedule, registration statement and other document filed or received by such party or any such Subsidiary during such period pursuant to requirements of federal securities laws and (ii) all other information concerning the business, properties and personnel of such party or any such Subsidiary as any other party may reasonably request (including any tax returns or other tax related information pertaining to any party or its Subsidiaries, as the case may be); provided that, as to competitively sensitive information such as pricing or customer specific information, each party shall make such sensitive information available only to the other parties' advisers, lawyers and accountants (who shall maintain the confidentiality of such information consistent with the past practices of the parties to this Agreement) but not to the other parties, and, with respect to information protected by the attorney-client privilege, neither party shall be obligated to make such information available to the other party or its representatives. Each party agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 7.7 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

  (b) A Confidentiality Agreement, dated as of July 19, 1996 between PAS and HE (the "Confidentiality Agreement"), shall apply with respect to information furnished thereunder or hereunder and any other activities contemplated thereby.

  7.8 Confidentiality.

  (a) Preservation of Confidentiality. In connection with the negotiation of this Agreement, the preparation for the consummation of the transactions contemplated hereby and the performance of obligations hereunder, each party acknowledges that it will have access to confidential information relating to the other parties. The parties shall treat such information as confidential, preserve the confidentiality thereof and not disclose such information, except to their respective advisors and consultants in connection with the transactions contemplated hereby. Each of the parties agrees to maintain in confidence, and not to disclose to any third party, any ideas, methods, developments, inventions, improvements and business plans and information which are the confidential information of any other party. If, however, confidential information is disclosed, the disclosing party shall immediately notify each of the other parties in writing and take all steps required to prevent further disclosure.

  (b) Property Right in Confidential Information. Until the Closing Date, all confidential information shall remain the property of the party who originally possessed such information. In the event of the termination of this Agreement for any reason whatsoever, each party shall return to the other parties all documents, work papers and other material (including all copies thereof) obtained from such parties in connection with the transactions contemplated hereby and will use commercially reasonable efforts, including, without limitation, instructing its employees and others who have had access to such information, to keep confidential and not to use any such information, unless such information is now, or is hereafter disclosed, through no act or omission of such party, in any manner making it available to the general public. If any party is required by any Law or order to disclose any confidential information, it shall provide the other parties with prompt notice of such request so that such other parties may seek an appropriate protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of such a waiver, a party is nonetheless compelled by Law or order to disclose confidential information, then such party may disclose that portion of the confidential information which such Law or order requires to be disclosed, provided that such party uses its reasonable efforts to preserve the confidentiality of the information, whereupon such disclosure shall not constitute a breach of this Agreement.

  (c) Termination of Agreement. Subject to any Law, each party hereto shall, and shall cause their Subsidiaries, Affiliates and representatives who obtain such information to, hold in confidence all such non-public information until such time as such information is otherwise publicly available, and, if this Agreement is terminated and if so requested by another party, each party and its Affiliates will, and will cause their Subsidiaries, Affiliates and representatives who obtain such information to, deliver to such other party all documents, work papers and other material (including copies extracts and summaries thereof) obtained by or on behalf of any of them directly or indirectly as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof.

  7.9 Legal Conditions, Filings and Consents.

  (a) Each of the Hughes Parties and PAS will (i) cooperate with one another in determining whether any actions or filings are required in connection with obtaining any Government Entity approvals required to consummate the transactions contemplated by this Agreement and the Univisa Contribution Agreement (together with the "Collateral Agreements" thereunder), the Principal Stockholders Agreement, the Newco Stockholders Agreement, the Registration Rights Agreement, the Assurance Agreement, the Income Tax Indemnification and Allocation Agreement and the DTH Option Purchase Agreement (together, the "Related Agreements") (including, without limitation, furnishing all information required under the HSR Act), (ii) cooperate with one another in determining whether any actions, consents, approvals or waivers are required to be obtained from any corporate or equivalent governing body of any party, any of their Subsidiaries, or any stockholder of the foregoing, or whether any actions, consents, approvals or waivers are required to be obtained from any third parties, such as parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and the Related Agreements, (iii) endeavor in good faith to take all such actions or make any such filings, furnish information required in connection therewith, and seek in a timely manner to obtain any such actions, consents, approvals or waivers and (iv) promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their Subsidiaries in connection with the Univisa Share Contribution and the Merger and the other transactions contemplated by this Agreement and the Related Agreements. Without limiting the generality or effect of the foregoing, each of the Hughes Parties and PAS will, and will cause its Subsidiaries to, take all commercially reasonable actions necessary to obtain (and will cooperate with each other in obtaining) in a timely manner any consent, authorization, order or approval of, or any exemption by, any Government Entity or other public or private third party, required to be obtained or made by such entity in connection with the Asset Contribution, the Univisa Contribution, the Merger, this Agreement, any Related Agreement or the taking of any action contemplated hereby or thereby. Notwithstanding the foregoing, none of the parties shall be obligated hereby to enter into any consent decree or settlement agreement in order to resolve any such action.

  (b) Without limiting the generality of the foregoing, each party will, and each such party will cause their respective Subsidiaries to, diligently take or cooperate in the taking of all steps reasonably necessary or desirable and proper to prosecute expeditiously all requisite applications of HCI, the Contributed Entities and PAS to the FCC and all similar foreign agencies seeking their consent to the transactions contemplated by this Agreement and to obtain a determination by the FCC that the grant of the applications made by HCI, the Contributed Entities and/or PAS to the FCC including those described in Section 7.9(c) below will serve the public interest, convenience and necessity. Each party will use commercially reasonable efforts to resolve such objections, if any, which may be asserted with respect to the transactions contemplated hereby and by all Related Agreements under any law. In the event an administrative proceeding or suit is instituted challenging the transactions contemplated hereby, each party will use commercially reasonable efforts to resist or resolve such proceeding or suit consistent with the terms of this Agreement. Each party will use commercially reasonable efforts to take such action as may be required (i) by any Government Entity in order to resolve such objections as it may have to the transactions contemplated hereby or (ii) by any federal or state court of the United States, in any suit brought by a private party or Government Entity challenging the transactions contemplated hereby, in order to avoid the entry of any order which has the effect of preventing the consummation of the transactions contemplated hereby on terms consistent with the terms of this Agreement to take any action that is likely to have a material adverse effect on it.

  (c) Within fifteen (15) days after the date hereof, the parties will file one or more requisite applications with the FCC requesting its written consent to the transactions contemplated by this Agreement (collectively, the "FCC Consent Application"). To the extent that any pending applications for Permits have not been granted by the Closing Date, PAS, HCI or a Contributed Entity, as the case may be, will immediately after closing, file all necessary documents with the FCC or equivalent agencies to amend those pending applications to reflect the consummation of the Asset Contribution, the Univisa Contribution and the Merger. In addition, to the extent that the Asset Contribution, the Univisa Contribution and the Merger will result in a change in ownership or control of an applicant for a Galaxy FCC Permit or a PAS FCC Permit that requires, under FCC Rules, that a major amendment be filed by that applicant after the Closing Date, within fifteen (15) days after the date hereof, HCI, a Contributed Entity or PAS, as appropriate, will file or cause to be filed by one of its Affiliates all appropriate documents requesting that the FCC exempt such a major amendment from any applicable "cut off" date and will also file such requests for any other required waivers of the FCC's rules and policies as to which the parties may agree. HCI, the Contributed Entities and PAS shall coordinate with each other prior to making any filings contemplated by this Section 7.9(c).

  (d) If and to the extent that any lease, license, contract, commitment or other agreement, including, without limitation, transponder lease agreements, which would otherwise be included within the definition of "Galaxy Assets," or any claim, right or benefit arising thereunder or resulting therefrom, is not capable of being transferred or conveyed to Newco in the Asset Contribution without the approval, consent or waiver of the other party thereto, and such approval, consent or waiver has not been obtained prior to the Closing, or if such transfer or conveyance would constitute a breach thereof, Galaxy or HCSS, as the case may be, shall hold such asset for the exclusive benefit of PAS and shall either obtain such consent or approval or provide PAS with the rights and benefits of the affected lease, license, contract, commitment, or other agreement for the term of such lease, license, contract, commitment or other agreement; provided that PAS shall assume the obligations and burdens thereunder.

  7.10 Indemnification and Insurance for Directors and Officers.

  (a) From and after the Closing Date all rights to indemnification now existing in favor of individuals who at or prior to the Closing Date were directors or officers of any of the Contributed Entities, Newco or PAS or any of their respective Subsidiaries as set forth in their respective organizational documents shall survive the Asset Contribution, the Univisa Contribution and the Merger with respect to matters existing or occurring at or prior to the Closing Date and shall continue in full force and effect for a period of five years following the Closing Date.

  (b) Each of HCI, the Contributed Entities, Newco and PAS shall, and from and after the Closing Date, Newco shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Closing Date, an officer or director of HCI, any Contributed Entity, Newco or PAS or any of their respective Subsidiaries (each individually an "Indemnified Person" and, collectively, the "Indemnified Persons") against all losses, claims, damages, costs, expenses (including attorneys' fees and expenses), liabilities or judgments or amounts that are paid in settlement with the approval of the Indemnified Person (which approval shall not be unreasonably withheld) as a result of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director or officer of HCI, any Contributed Entity, Newco or PAS or any of their respective Subsidiaries or out of or in connection with activities in such capacity, whether pertaining to any matter existing or occurring at or prior to the Closing Date and whether asserted or claimed prior to, or at or after, the Closing Date ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent a corporation is permitted under the corporate law of the state in which it is incorporated to indemnify any such person and, without limiting the generality or effect of the foregoing, to the fullest extent provided in the respective organizational documents of HCI, the Contributed Entities, Newco and PAS and their respective Subsidiaries as in effect on the date hereof. Newco will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Person to the fullest extent permitted by law and, without limiting the generality or effect of the foregoing, to the fullest extent provided in the respective organizational documents of HCI, the Contributed Entities, Newco and PAS and their respective Subsidiaries as in effect on the date hereof. Without limiting the generality or effect of the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Persons (whether arising before or after the Closing
Date), (i) the Indemnified Persons may retain counsel reasonably satisfactory to HCI or PAS, or from and after the Closing, Newco, and HCI or PAS shall, or from and after the Closing, Newco shall, pay all fees and expenses of such counsel for the Indemnified Persons promptly as statements therefore are received and (ii) HCI or PAS shall, or from and after the Closing, Newco shall use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of HCI or PAS, or from and after the Closing, Newco shall be liable for any settlement effected without its prior written consent, which consent shall not unreasonably be withheld. Any Indemnified Party wishing to claim indemnification under this Section 7.10, upon learning of any such claim, action, suit, proceeding or investigation, shall notify HCI or PAS, or from and after the Closing, Newco (but the failure so to notify shall not relieve a party from any liability which it may have under this Section
7.10 except and only to the extent such failure materially prejudices such party), and shall deliver to HCI or PAS, or from and after the Closing, Newco, any undertaking contemplated or required by the corporate law of its state in which it is incorporated. The Indemnified Persons as a group may retain only one law firm to represent them with respect to each such matter unless there is, in the opinion of counsel to an Indemnified Person, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Persons or unless different defenses may exist. Each of HCI, the Contributed Entities, Newco and PAS agrees that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Persons with respect to matters occurring through the Closing Date, shall survive the Asset Contribution, the Univisa Contribution and the Merger and shall continue in full force and effect for a period of not less than four years from the Closing Date; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities.

  (c) For a period of five years after the Closing Date, Newco will maintain in effect or replace with equivalent policies of directors' and officers' liability insurance as maintained by HCI, the Contributed Entities, Newco or PAS, as the case may be, and their respective Subsidiaries with respect to matters arising before the Closing Date, provided that Newco shall not be required to pay an annual premium for such insurance in excess of 175% of the last annual premium paid by HCI, a Contributed Entity, Newco or PAS, as the case may be, prior to the date hereof, but in such case shall purchase as much coverage as possible for such amount.

  (d) The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person, his or her heirs and personal representatives and shall be binding on HCI, each Contributed Entity, Newco, PAS and on all successors and assigns thereof. In the event that Newco or any of its successors or assigns (i) reorganizes or consolidates with or merges into any other person and is not the resulting, continuing or surviving corporation or entity in such consolidation or merger or (ii) liquidates, dissolves or transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of such surviving corporations assume the obligations set forth in this Section 7.10.

  7.11 Indemnification for Excluded and Contributed Liabilities.

  (a) HCI agrees to indemnify, defend and hold harmless Newco and each of its Subsidiaries and their respective successors-in-interest against any losses, claims, damages or liabilities, joint or several, arising out of or in connection with any loss, claim, damage or liability against or pertaining to any Hughes Party and/or their Affiliates (other than Newco and its Subsidiaries) other than the Galaxy Liabilities, and HCI shall reimburse Newco, each such Subsidiary and each such successor-in-interest (each, a "Newco Indemnified Party") for any legal or any other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage or liability.

  (b) Newco agrees to indemnify, defend and hold harmless each of HCI and Galaxy and their Subsidiaries after the Closing, and their respective successors-in-interest against any losses, claims, damages or liabilities, joint or several, arising out of or in connection with the Galaxy Liabilities assumed by Newco pursuant to the terms hereof, and Newco shall reimburse HCI or Galaxy, as the case may be, and each of their Subsidiaries and each such successor-in-interest (each, a "Hughes Indemnified Party") for any legal or any other expenses reasonably incurred by any of them in connection with investigating or defending any such loss, claim, damage, liability or action.

  (c) Whenever any claim shall arise for indemnification under this Section 7.11, the Newco Indemnified Party or the Hughes Indemnified Party, as the case may be (in either case, an "Indemnified Party"), shall promptly notify the other party providing such indemnification (an "Indemnifying Party") in writing of such claim and, when known, the facts constituting the basis for such claim (in reasonable detail). Failure by any Indemnified Party to so notify the Indemnifying Party shall not relieve such Indemnifying Party of any liability hereunder except to the extent that such failure materially prejudices such Indemnifying Party.

  (d) After the notice required by Section 7.11(c), if the Indemnifying Party undertakes to defend any such claim, then the Indemnifying Party shall be entitled, if it so elects, to take control of the defense and investigation with respect to such claim and to employ and engage attorneys of its own choice to handle and defend the same, at the Indemnifying Party's cost, risk and expense, upon written notice to the Indemnified Party of such election, which notice acknowledges such Indemnifying Party's obligation to provide indemnification hereunder. The Indemnifying Party shall not settle any third-party claim that is the subject of indemnification without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld; provided, however, that the Indemnifying Party may settle a claim without the Indemnified Party's consent if such settlement (i) makes no admission or acknowledgement of liability or culpability with respect to such Indemnified Party, (ii) includes a complete release of the Indemnified Party and (iii) does not require the Indemnified Party to make any payment or forego or take any action. The Indemnified Party shall cooperate in all reasonable respects with the Indemnifying Party and its attorneys in the investigation, trial and defense of any lawsuit or action with respect to such claim and any appeal arising therefrom (including the filing in the Indemnified Party's name of appropriate cross-claims and counterclaims). The Indemnified Party may, at its own cost, participate in any investigation, trial and defense of such lawsuit or action controlled by the Indemnifying Party and any appeal arising therefrom.

  (e) If, after receipt of a claim notice pursuant to Section 7.11(c), the Indemnifying Party does not undertake to defend any such claim, the Indemnified Party may, but shall have no obligation to, contest any lawsuit or action with respect to such claim and the Indemnifying Party shall be bound by the result obtained with respect thereto by the Indemnified Party (including, without limitation, the settlement thereof without the consent of the Indemnifying Party). If there are one or more legal defenses available to the Indemnified Party that conflict with those available to the Indemnifying Party, the Indemnified Party shall have the right at the expense of the Indemnifying Party to assume the defense of the lawsuit or action; provided, however, that the Indemnified Party may not settle such lawsuit or action without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld.

  (f) At any time after the commencement of defense of any lawsuit or action, the Indemnifying Party may request the Indemnified Party to agree in writing to the abandonment of such contest or to the payment or compromise by the Indemnifying Party of such claim, whereupon such action shall be taken unless the Indemnified Party determines that the contest should be continued and so notifies the Indemnifying Party in writing within 15 days of receipt of such request from the Indemnifying Party. If the Indemnified Party determines that the contest should be continued, the Indemnifying Party shall be liable hereunder only to the extent of the lesser of (i) the amount which the other party(ies) to the contested claim had agreed to accept in payment or compromise as of the time the Indemnifying Party made its request therefor to the Indemnified Party or (ii) such amount for which the Indemnifying Party may be liable with respect to such claim by reason of the provisions hereof.

  7.12 Notices of Certain Events.

  HCI and PAS shall promptly notify each other of:

    (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with the transactions contemplated by this Agreement;

    (ii) any notice or other communication from any Government Entity in connection with the transactions contemplated by this Agreement;

    (iii) any actions, suits, claims, investigations or proceedings commenced or, to the actual knowledge of the executive officers of the notifying party, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries;

    (iv) an administrative or other order or notification relating to any material violation or claimed violation of Law;

    (v) any facts of which it becomes aware relating to it that would cause the FCC to withhold or adversely determine any consent or ruling that the parties will be seeking pursuant to Section 7.9(c) hereof;

    (vi) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date;

    (vii) any facts of which it becomes aware with respect to any spacecraft related incidents or anomalies in connection with any Galaxy Satellite or any PAS Satellite; and

    (viii) any material failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided, however, that the delivery of any notice pursuant to this Section
7.12 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  7.13 Publicity. So long as this Agreement is in effect, the parties will consult with each other and will mutually agree prior to the issuance of any press release or public announcement pertaining to this Agreement or the Related Agreements or the transactions contemplated hereby or thereby, including the Merger and the Asset Contribution, and shall not issue any such press release or make any such public announcement or permit any of their Subsidiaries to do the same prior to such consultation and agreement, except as may be required by applicable law or by obligations pursuant to any listing agreement with a national securities exchange (including the Nasdaq National Market), in which case the party proposing to issue such press release or make such public announcement shall use reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement, except for the FCC filings and HSR filings contemplated herein.

  7.14 Rule 145 Affiliates. At least 30 days prior to the Closing Date, PAS shall deliver to Galaxy a letter identifying, to the best of PAS' knowledge, all persons who PAS expects will be, at the time of PAS' stockholder's meeting to consider the transactions contemplated by this Agreement, deemed to be "affiliates" of PAS for purposes of Rule 145 under the Securities Act ("PAS Affiliates"). PAS shall use its reasonable best efforts to cause each person or entity who is identified as a PAS Affiliate to deliver to HCI on or prior to the Closing Date an agreement substantially in the form of Exhibit H to this Agreement.

  7.15 Supplemental Disclosure Schedules. Each of HCI, Galaxy and PAS shall supplement their respective Schedules delivered in connection with this Agreement as of the Closing Date to the extent necessary to reflect matters permitted by, or consented to by, the other parties under this Agreement. In addition, from time to time prior to the Effective Time, each of HCI and PAS will promptly deliver to the other parties such amended or supplemental Schedules as may be necessary to make the Schedules accurate and complete in all material respects as of the Closing Date; provided, however, that updating the information contained on the Schedules shall not be deemed an amendment of this Agreement unless the new information added to any such schedule reflects changes or actions taken since the date of this Agreement that are permitted under Section 7.1 (with respect to PAS) and Section 7.2 (with respect to Galaxy). If not deemed an amendment, such supplement shall not have any effect for the purpose of determining the satisfaction of the conditions set forth in
Article VIII of this Agreement.

  7.16 Newco Employee Benefits Arrangements.

  (a) Replacement of Retirement Plan.

    (i) The accrued benefits and liabilities, and assets attributable to such accrued benefits and liabilities, under the HE Non-Bargaining Retirement Plan, and the trust related thereto (the "HE Retirement Plan"), of participants in such plan who are actively employed by the Galaxy Business immediately prior to the Effective Time, who have not retired under the HE Retirement Plan as of the Effective Time and who become employees of Newco effective as of the Effective Time or within 90 days thereafter (the "Transferred Retirement Plan Participants") shall, unless otherwise agreed to by PAS and HE, be transferred to a new trust under a separate plan established by Newco for the Transferred Retirement Plan Participants and other Newco employees, as hereinafter set forth. Newco shall, with the cooperation of HE, use its best efforts to accomplish the transfer of the foregoing assets and liabilities.

    (ii) Effective as of the Effective Time, Newco shall, unless otherwise agreed to by PAS and HE, establish a separate plan (the "Newco Retirement Plan") which shall be qualified under Section 401(a) of the Code and a trust related thereto which shall be exempt from taxation under Section 501(a) of the Code. The Newco Retirement Plan shall be a defined benefit cash balance plan, or other type of retirement plan agreed to by PAS and HE. To the extent permitted by applicable law, credit for past service with the Galaxy Business or PAS prior to the Effective Time shall be given under the Newco Retirement Plan for the purposes of vesting and eligibility to participate. The Newco Retirement Plan shall, unless otherwise agreed to by PAS and HE, contain provisions for future contributions at a rate of 3-3 1/2% of the compensation of the participating Newco employees after the Effective Time.

    (iii) The transfer of assets and liabilities from the HE Retirement Plan to the Newco Retirement Plan shall be conditioned upon the receipt of requisite governmental approvals. Newco shall submit to the Internal Revenue Service a request for a determination letter as to the tax qualification and exempt status of the Newco Retirement Plan. Upon receipt by Newco and HE of such determination letter, or an opinion of counsel reasonably acceptable to HE and PAS, that the Newco Retirement Plan is tax qualified and exempt, HE and Newco shall file promptly with the Internal Revenue Service any required notice on Forms 5310-A regarding the transfer of assets and liabilities relating to the Transferred Retirement Plan Participants from the HE Retirement Plan to the Newco Retirement Plan. After proper notice has been given on Forms 5310-A without receiving an adverse response from the appropriate governmental agencies, the assets of the HE Retirement Plan transferable to such Newco Retirement Plan as provided herein shall be so transferred, but in no event later than 90 days after the Forms 5310-A have been filed with the Internal Revenue Service.

    (iv) No assets and liabilities shall be transferred unless the requirements of Section 414(l) of the Code are met with respect to the transfer. Assets to be transferred from the HE Retirement Plan to the Newco Retirement Plan shall be in cash. After the transfer of assets and liabilities, the payment of benefits accrued under the HE Retirement Plan prior to the Effective Time and payable to the Transferred Retirement Plan Participants shall be the sole responsibility of Newco.

    (v) The amount of plan assets to be transferred from the HE Retirement Plan to the Newco Retirement Plan shall be an amount determined by subtracting (B) from (A), where (A) as of the Effective Time equals the actuarially computed present value of all accrued benefits attributable to the Transferred Pension Plan Participants, determined on an ongoing plan basis employing the same actuarial assumptions as were used in determining plan funding for the most recently completed plan year, and where (B) is any benefit payment attributable to accrued benefits to be transferred to and assumed under the Newco Retirement Plan, made after the Effective Time and prior to the transfer of plan assets and accompanying liabilities. The transferred assets shall exclude any receivable contributions. The amount of assets transferred in connection with the foregoing accrued benefits and liabilities shall not be less than the assets necessary to fund the accrued benefits and liabilities that would be transferred using the appropriate plan termination assumptions of the Pension Benefit Guaranty Corporation ("PBGC") under Section 414(l) of the Code.

    (vi) The amount of the accrued benefits and liabilities and assets attributable thereto to be transferred from the HE Retirement Plan to the Newco Retirement Plan in accordance with this Section 7.3(b) shall be jointly determined by actuaries selected by Newco and HE. In the event of dispute between the actuaries selected by Newco and HE as to whether the actuarial calculations so determined are calculated in accordance with this
  Section 7.3(b), Newco and HE shall jointly select a third actuarial firm of national repute to review the calculation and the determination of the third actuarial firm shall be final and binding. In the event that Newco and HE are unable to select a third actuarial firm, an arbitrator shall appoint a third actuarial firm to make such determination, which appointment and determination shall be final and binding upon HE and Newco. Such arbitrator shall be appointed in accordance with the Commercial Arbitration Rules of the Los Angeles, California office of the American Arbitration Association. Newco shall pay the cost of the Newco's actuaries, HE shall pay the cost of HE's actuaries and, to the extent necessary, the cost of the third actuarial firm and arbitrator shall be shared equally between Newco and HE.

  (b) Replacement of Savings Plan.

    (i) The accounts and account balances and liabilities under the HE Salaried Employees' Thrift and Savings Plan and the trust related thereto (the "HE Savings Plan") and the Advantage Benefits Consultants Inc. Regional Prototype Defined Contribution Plan and Trust (the "PAS Savings Plan") of active participants of such plans who become employees of Newco as of the Effective Time or within 90 days thereafter and former participants of the PAS Savings Plan, including without limitation retired participants and former participants entitled to deferred vested benefits and beneficiaries thereof under the PAS Savings Plan ("Transferred Savings Plan Participants"), shall, unless otherwise agreed to by PAS and HE, be transferred to a new trust under a separate plan established by Newco for the Transferred Savings Plan

  Participants and other Newco employees effective as of the Effective Time, either in a direct trust-to-trust transfer or in participant directed rollover distributions as hereinafter set forth. Newco shall, with the cooperation of HE, use its best efforts to accomplish the transfer of the foregoing assets and liabilities.

    (ii) Effective as of the Effective Time, Newco shall establish a defined contribution pension plan (the "Newco Savings Plan") which shall be qualified under Sections 401(a) and (k) of the Code and a trust related thereto which shall be exempt from taxation under Section 501(a) of the Code. The Newco Savings Plan shall contain provisions comparable to and no less favorable in the aggregate than the HE Savings Plan (other than the investment in GMH stock and matching contribution features) and, subject to applicable law, shall, unless otherwise agreed to by PAS and HE, provide for employer matching contributions at a rate of 4% of compensation, which may, in the discretion of Newco, be made in common stock of Newco, if the stock of Newco is publicly traded. To the extent permitted by applicable law, credit for past service with PAS and the Galaxy Business prior to the Effective Time shall be given under the Newco Savings Plan for the purposes of vesting and eligibility to participate.

    (iii) The transfer of assets and liabilities from the HE Savings Plan and the PAS Savings Plan to the Newco Savings Plan shall be conditioned upon the receipt of requisite governmental approvals. Newco shall submit to the Internal Revenue Service a request for a determination letter as to the tax qualification and exempt status of the Newco Savings Plan. Upon receipt by Newco and HE of a determination letter from the Internal Revenue Service, or an opinion of counsel reasonably acceptable to HE and PAS, that the Newco Savings Plan is qualified under Section 401(a) and (k) of the Code, the assets of the PAS Savings Plan and HE Savings Plan that are transferable to the Newco Savings Plan as provided herein shall be so transferred, but in no event later than 90 days after receipt by Newco and HE of such determination letter, whichever occurs later.

    (iv) No assets and liabilities shall be transferred in a direct trust-to-trust transfer unless the requirements of Section 414(l) of the Code are met with respect to the transfer. After the transfer of assets and liabilities, the payment of benefits to the Transferred Savings Plan Participants accrued under the HE Savings Plan and PAS Savings Plan shall be the sole responsibility of Newco.

  (c) Newco Stock Options. Newco shall provide stock options to certain employees from and after the time that Newco's stock is publicly held. As soon as practicable after execution of the Merger Agreement, a committee shall be established which shall be composed of representatives of PAS and HCI (the "Joint Committee"). The Joint Committee shall make recommendations to the Board of Directors of Newco with regard to such stock options including, but not limited to, the following: (i) the form of stock option offered, which may be incentive stock options, nonqualified stock options, or a combination thereof; (ii) eligibility requirements to receive such stock options; (iii) vesting requirements; (iv) term of the stock options; (v) exercise price; and
(vi) the maximum number of shares to be offered through stock options, if required by law. The Joint Committee shall make such recommendations, and take all other actions necessary to carry out the requirements of this provision, by the Effective Time. Any stock options issued by Newco shall be registered with the applicable governmental agencies and shall comply with all applicable securities laws. The Board of Directors of Newco shall act upon such recommendations and, if necessary, obtain stockholder approval for the issuance of Newco stock pursuant to the options described herein.

  (d) Retiree Medical Benefits. As soon as practicable after the Effective Time, HCI or one of its Affiliates shall pay to all Galaxy Employees who are being transferred to Newco, who have not retired under a Galaxy retiree medical plan and who would be entitled to receive medical benefits upon retirement under a Galaxy ERISA Plan (as defined in Section 6.9(c)(i)) or any other plan or policy maintained by the Galaxy Business, HCI or one of its Affiliates, an amount of cash to be determined by HCI, after consultation with PAS, but in no case shall such cash amount paid to each employee be less than the cash amount to which the employee is legally entitled, if any.

  (e) PAS ERISA Plans and PAS Benefits Arrangements. Prior to the Effective Time, PAS shall take all actions which are reasonably necessary or appropriate to correct any material defects with respect to the compliance of each PAS ERISA Plan and PAS Benefit Arrangement with all Laws, including any actions which are reasonably necessary or appropriate to qualify any PAS ERISA Plan that is intended to be tax qualified under Section 401(a) of the Code.

  (f) HCI Indemnification. HCI agrees to indemnify, defend and hold harmless Newco and each of its Subsidiaries and their respective successor(s)-in-interest against any losses, claims, damages or liabilities, joint or several, arising from the Galaxy Business' participation in a controlled group, as defined in Section 414(b), (c), (m), and (o) of the Code, prior to the Effective Time except with respect to any losses, claims, damages or liabilities relating to the Galaxy Employees, who will be employed by Newco as of the Effective Time, the Galaxy ERISA Plans or the Galaxy Benefit Arrangements.

  (g) PAS Indemnification. PAS agrees to indemnify, defend and hold harmless Newco and each of its Subsidiaries and their respective successor(s)-in-interest against any losses, claims, damages or liabilities, joint or several, arising from PAS' participation in a controlled group as defined in Section 414(b), (c), (m) and (o) of the Code prior to the Effective Time except with respect to any losses, claims, damages or liabilities relating to PAS' employees who will be employed by Newco as of the Effective Time, the PAS ERISA Plans or the PAS Benefit Arrangements.

  7.17 Further Action. Each party hereto shall, subject to the fulfillment at or before the Closing Date of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, if the consummation period for consummating the Asset Contribution, the Univisa Contribution and the Merger pursuant to consents granted by the FCC expires prior to the date established for the Closing Date, then each party will use its commercially reasonable efforts to obtain one or more extensions of the effectiveness of such consents so as to permit the consummation of the transactions contemplated by this Agreement in accordance with this Agreement. Each party hereto also agrees to cooperate with the other parties hereto in connection with communicating with Government Entities in connection with obtaining approvals of such entity required to effectuate the transactions contemplated hereby.

  7.18 Documentation of Intercompany Agreements. On or prior to the Closing Date, each Contributed Entity shall enter into written agreements to document all previously undocumented arrangements with Affiliates of the Contributed Entities for material goods or services provided to the Galaxy Business, which new agreements shall be in form reasonably satisfactory to PAS and in substance consistent with the description of such arrangements set forth on
Schedule 6.15.

  7.19 Listing Application. Following execution of the Agreement, Newco shall prepare and submit to the New York Stock Exchange or the Nasdaq National Market a listing application covering the shares of Newco Common Stock issuable in the Asset Contribution and the Merger, and shall use reasonable efforts to obtain, prior to the Closing Date, approval for the listing of such Newco Common Stock, subject to official notice of issuance.

  7.20 Leveraged Lease Guarantee. Promptly following the Closing, Newco shall enter into a customary agreement to pay and indemnify HE for obligations arising under existing guarantees provided by HE of leveraged leases of transponders used in the Galaxy Business.

  7.21 Disposition of Assets. During the period from the date of this Agreement and continuing until the Closing Date, HCI shall cause all proceeds from any source with respect to the disposition (whether voluntary or involuntary) of any asset or group of assets disposed of in related transactions valued in excess of $60,000 (other than for satellites under construction) included in the Galaxy Business (net of (i) all taxes that are paid prior to the Closing as a result of such disposition if the Contributed Entity owning such asset or assets was a stand-alone company, (ii) any liabilities related to such asset or assets to the extent they no longer remain with the Galaxy Business and were not already netted from the proceeds of such disposition, and (iii) any and all reasonable transaction expenses (except normal recurring and operating expenses of the Galaxy Business) related to such disposition) to be separately identified and retained within the Closed System (as defined in Section 7.24) (the "Proceeds").

  7.22 Related Agreements. Each of the Parties to this Agreement shall, and shall cause each of its Subsidiaries to, enter into and take all actions necessary to consummate the transactions contemplated by each of the Related Agreements to which it is a party, subject in each case to the terms and conditions of each such Related Agreement.

  7.23 Standstill Restriction. For five years following the Closing, none of the Hughes Parties or their affiliates shall acquire, or come to hold, beneficially or otherwise, whether by purchase, exchange or otherwise, individually or in the aggregate more than eighty-one percent (81%) of the outstanding equity interests in Newco, except (i) pursuant to a merger which is approved by the holders of majority of the shares of Newco Common Stock not owned directly or indirectly by HE or any of its affiliates, (ii) pursuant to a tender offer recommended by the Disinterested Directors of Newco and second-step merger which offers the same per share consideration to all holders of Newco Common Stock and in which more than half the outstanding Newco Common Stock not owned by HCI and its affiliates at the inception of the transaction is either tendered or voted in favor of the transaction, and (iii) except pursuant to such other transaction as shall provide for parity of treatment of holders of Newco Common Stock and is approved by the holders of a majority of the shares of Common Stock not owned by HCI and its affiliates and by a majority of the Disinterested Directors of Newco. As used in this Agreement, "Disinterested Director" means a director of Newco that is not an existing or retired employee of Newco or any of its affiliates. As used in this Section 7.23, "affiliate" shall have the meaning set forth in Rule 12b-2 under the Securities Exchange Act of 1934, as amended.

  7.24 Capital Expenditures and the Closed System for Cash
Management. Commencing as of July 1, 1996, HE will cause the Galaxy Business to operate as a separate stand-alone entity with respect to all aspects of its cash management including retention of the cash receipts and proceeds from all sources of the business together with the payment of all necessary operating expenses of the business (excluding non-cash outlays for expenses such as depreciation and amortization) and capital outlays (including those expenses and capital outlays that are directly attributable to the business but which may, for convenience purposes, be paid by HE and redistributed to the Galaxy Business). The Galaxy Business will also be responsible for the payment of all properly allocated costs of the Galaxy Business, including its allocated share of corporate and sector "General & Administrative" costs consistent with the past accounting practices of the Galaxy Business. The Galaxy Business will compute an income tax provision for the taxable earnings of the business in accordance with GAAP and will provide for the appropriate income taxes of the business including the determination and recognition of necessary deferred tax amounts (which deferred tax amounts may not be deducted as cash expenses). The aforementioned practices will constitute a "Closed System" of cash management. It is explicitly understood that HCI will be required to use cash proceeds retained in the business (other than Proceeds which may not be used for such purpose and which shall be part of the "Galaxy Assets" at the Closing) to fund additions to its "Capital Expenditures for Satellites Under Construction" accounts. For purposes of this Agreement, "Capital Expenditures for Satellites Under Construction" shall include manufacturing, launch and launch insurance, progress payments and capitalized interest amounts. HCI, with the assistance of HE, will continue to manage and pursue its capital expenditures program for the construction and development of satellites during the period from July 1, 1996 through the Closing as it deems necessary in the ordinary course of its business and consistent with prudent business practices. To the extent that additions to HCI's "Capital Expenditures for Satellites Under Construction" accounts as determined on a consistent basis and in accordance with GAAP and HCI's historical accounting practices and procedures, during the period from July 1, 1996 through the Closing of the Merger do not equal or exceed $575 million in the aggregate, HE shall be obligated to make up any difference in cash at the Closing.

                                 Article VIII

                                  Conditions

  8.1 Conditions to Each Party's Obligation to Effect the Asset Contribution, the Univisa Contribution and the Merger. The respective obligations of each party to effect the Asset Contribution, the Univisa Contribution and the Merger shall be subject to the satisfaction on or prior to the Closing Date (or, if permissible, waiver by the party for whose benefit such conditions exist) of the following conditions:

    (a) No Order. No Government Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation or order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the transactions contemplated by this Agreement or any of the Related Agreements; provided, however, that the parties shall use their commercially reasonable efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

    (b) Stockholder Approval. This Agreement and the transactions contemplated hereby shall have been approved in the manner required by applicable law or by the applicable regulations of any stock exchange or other regulatory body, as the case may be, of the holders of the issued and outstanding shares of common stock of PAS.

    (c) HSR Act. Any waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of the transactions contemplated hereby, which action shall not have been withdrawn by the party instituting such action or dismissed or terminated pursuant to a final, non-appealable judgment of a United States federal court.

    (d) FCC Consents. (i) The FCC shall have granted by Final Order the FCC Consent Application, without conditions, qualifications or other restrictions that are likely to have a material adverse effect immediately after the Closing Date, on Newco or any of its Subsidiaries (other than the loss of pending applications at the FCC for Permits), whether imposed by the FCC or any other Government Entity; and (ii) except for Permits which lapse, expire or are terminated due to ordinary course changes in the business of PAS and the Galaxy Business, as the case may be, except as otherwise contemplated by this Agreement, each of the PAS Permits and the Galaxy Permits issued by the FCC shall be in full force and effect, unimpaired by any acts or omissions of Galaxy, PAS or their officers, directors, employees or agents. As used in this Agreement, the term "Final Order" means an order, action or decision of a Government Entity that has not been reversed, stayed or enjoined and as to which the time to appeal, petition for certiorari or seek reargument or rehearing or administrative reconsideration or review has expired and as to which no appeal, reargument, petition for certiorari or rehearing or petition for reconsideration or application for review is pending or as to which any right to appeal, reargue, petition for certiorari or rehearing or reconsideration or review has been waived in writing by each party having such a right or, if any appeal, reargument, petition for certiorari or rehearing or reconsideration or review thereof has been sought, the order or judgment of the court or agency has been affirmed by the highest court (or the administrative entity or body) to which the order was appealed or from which the argument or rehearing or reconsideration or review was sought, or certiorari has been denied, and the time to take any further appeal or to seek certiorari or further reargument or rehearing, or reconsideration or review, has expired. Notwithstanding the foregoing, HCI shall have the unilateral right within 60 days after public notice of such order, action or decision by the FCC to elect to waive this condition if HCI determines, in its sole discretion, that any pending appeal is not likely to have a material adverse effect on Newco and its Subsidiaries, taken as a whole, following the Asset Contribution, the Univisa Contribution and the Merger; provided that, if HCI fails to waive this condition within such 60-day period, then either party shall have the right to terminate this Agreement.

    (e) Other Satellite Approvals. Each Government Entity other than the FCC that has issued to PAS or any of its Subsidiaries (i) any Permit with respect to the operation of or transmission to or from a PAS

  Satellite or a ground station that communicates with a PAS Satellite (ii) any Permit with respect to the provision of broadcasting or communications services shall have, where required by applicable Law, approved the transfer of control or assignment, as applicable, of all such Permits as a result of the Merger without any material qualifications, restrictions or limitations and such approval shall have become a Final Order. Each Government Entity that has issued to any of the Contributed Entities (i) any Permit with respect to the operation of or transmission to or from a Galaxy Satellite or a ground station that communicates with a Galaxy Satellite, or (ii) any Permit with respect to the provision of broadcasting or communications services shall have, where required by applicable Law, approved the transfer of control or assignment, as applicable, of all such permits as a result of the Asset Contribution without any material qualifications, restrictions or limitations and such approval shall have become a Final Order.

    (f) Other Approvals. All other approvals or orders by Government Entities required to be obtained, and all filings, notices or declarations required to be made before any Government Entity (other than the FCC), by any party prior to the consummation of the transactions contemplated hereunder shall have been obtained from, and made with, all required Government Entities except for such authorizations, consents, waivers, orders, approvals, filings, notices or declarations, the failure to obtain or make which would not be likely to have a material adverse effect at or after the Closing Date, on Newco or any of its Subsidiaries.

    (g) Registration Statement. The Registration Statement with respect to the shares of Newco Common Stock issuable in connection with the Merger shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of such Registration Statement shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, or, to the knowledge of HCI or PAS, threatened, and all necessary approvals under state securities laws relating to the issuance or trading of the shares of Newco Common Stock to be issued in connection with the Merger shall have been received.

    (h) Related Agreements. Each of the Related Agreements shall have been executed, delivered and, to the extent required to be performed by such agreements on or prior to the Closing Date, performed (or capable of being performed concurrently with consummation of the transactions contemplated hereby) by the parties thereto.

    (i) Listing Application. The shares of Newco Common Stock issuable in the Merger shall have been approved, upon official notice of issuance, for listing on either the New York Stock Exchange or the Nasdaq National Market.

  8.2 Additional Conditions to Obligations of PAS. The obligation of PAS to effect the transactions contemplated hereby is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by PAS:

    (a) Representations and Warranties. Each of the representations and warranties of the Hughes Parties set forth in this Agreement shall be true and correct in all material respects (without regard to any materiality limitations contained in any such representation or warranty, except that, subject to the next sentence below, the representation of HCI set forth in the last sentence of Section 6.4 shall be true and correct in all respects) as of the date of this Agreement (except to the extent such representations and warranties speak as of an earlier date or have been amended pursuant to
  Section 7.15 and, other than with respect to the representation of HCI set forth in the last sentence of Section 6.4, except for inaccuracies or omissions having or reasonably likely to have, individually or in the aggregate, an economic impact or consequence (or diminution in value) on the Galaxy Business of less than $50,000,000. A breach of the last sentence of Section 6.4 shall not be considered a failure of this condition precedent, provided any deficiency is cured by the Closing Date. PAS shall have received certificates of each of the Chief Executive Officer and the Chief Financial Officer of HCI to that effect.

    (b) Performance of Obligations. Each of the Hughes Parties and HE shall have performed in all material respects (other than the obligations of the Hughes Parties and HE pursuant to Sections 7.21 and 7.24, which shall be performed as agreed herein without regard to materiality) all obligations required to be performed by it under this Agreement and the Related Agreements to which it is a party on or before the

  Closing Date. PAS shall have received certificates of the Chief Executive Officer and Chief Financial Officer of HCI to that effect. Notwithstanding the foregoing, the obligations of PAS to effect the transactions contemplated by this Agreement shall not be relieved by the failure of any of the foregoing conditions if such failure is the result, directly or indirectly, of any breach by PAS of any of its material obligations under this Agreement.

    (c) Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance (or series of changes, occurrences or circumstances) in the business, operations, properties, assets, condition (financial or otherwise) or the results of operations or prospects of the assets of the Galaxy Business having or reasonably likely to have, individually or in the aggregate, an adverse economic impact or consequence (including diminution in value) of more than $200,000,000. Notwithstanding the foregoing, for purposes of this Section 8.2(c) none of the following shall be deemed to be a "change," "occurrence" or "circumstance": (i) the loss, denial or dismissal of any pending application for a Galaxy Permit that has been filed with the FCC or (ii) a loss, to the extent caused by or related to (A) a mere delay in the receipt of revenue, as opposed to the cancellation or modification of a contract, and the consequent loss of revenue related to such delay or (B) the launch or in-orbit failure of any Galaxy Satellite, to the extent such loss is covered by insurance.

  8.3 Additional Conditions to Obligations of the Hughes Parties. The obligations of the Hughes Parties to effect the transactions contemplated hereby are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by HCI:

    (a) Representations and Warranties. Each of the representations and warranties of PAS set forth in this Agreement shall be true and correct in all material respects (without regard to any materiality limitations contained in any such representation or warranty) as of the date of this Agreement (except to the extent such representations and warranties speak as of an earlier date or have been amended pursuant to Section 7.15), except for inaccuracies or omissions having or reasonably likely to have, individually or in the aggregate, an economic impact or consequence (or diminution in value) on PAS and its Subsidiaries taken as a whole of less than $50,000,000. HCI shall have received certificates of the Chief Financial Officer and Chief Executive Officer of PAS to that effect.

    (b) Performance of Obligations. PAS shall have performed in all material respects all obligations required to be performed by it under this Agreement and the Related Agreements to which it is a party on or before the Closing Date. HCI shall have received certificates of the Chief Executive Officer and Chief Financial Officer of PAS to that effect. Notwithstanding the foregoing, the obligations of HCI to effect the transactions contemplated by this Agreement shall not be relieved by the failure of any of the foregoing conditions if such failure is the result, directly or indirectly, of any breach by any Hughes Party of any of their material obligations under this Agreement.

    (c) Material Adverse Change. Since the date of this Agreement, there shall have been no change, occurrence or circumstance (or series of changes, occurrences or circumstances) in the business, operations, properties, assets, condition (financial or otherwise) or the results of operations or prospects of the assets of PAS having or reasonably likely to have, individually or in the aggregate, an adverse economic impact or consequence (including diminution in value) of more than $200,000,000. Notwithstanding the foregoing, for purposes of this Section 8.3(c) none of the following shall be deemed to be a "change," "occurrence" or "circumstance": (i) the loss, denial or dismissal of any pending application for a PAS Permit that has been filed with the FCC or (ii) a loss, to the extent caused by or related to (A) a mere delay in the receipt of revenue, as opposed to the cancellation or modification of a contract, and the consequent loss of revenue related to such delay or (B) the launch or in-orbit failure of any PAS Satellite, to the extent such loss is covered by insurance.

    (d) Termination of Options. PAS shall have delivered to HCI written evidence of the agreement by each holder of Options to terminate such Options on or before the Effective Time.

    (e) Termination of DTH Equity Obligations. PAS shall have delivered to HCI evidence satisfactory to HCI that PAS will, as of the Closing Date, terminate all of its obligations under that certain Memorandum of Understanding, dated as of March 27, 1995, between PAS and Televisa, and the oral agreement between such parties regarding an equity interest in a DTH venture in the Iberian Peninsula.

    (f) Resignation of PAS Directors. PAS shall have delivered to HCI a letter of resignation from each person that is a director of PAS immediately prior to the Closing, which resignation shall be effective as of the Effective Time.

                                  Article IX

                           Termination and Amendment

  9.1 Termination. This Agreement may be terminated and the Asset
Contribution, the Univisa Contribution and the Merger may be abandoned at any time prior to the Closing Date, whether before or after stockholder approval of the Merger:

    (a) by mutual written consent of HCI and PAS or by mutual actions of their respective Boards of Directors;

    (b) by either PAS or HCI, so long as such party is not in breach of its obligations hereunder, if the Asset Contribution, the Univisa Contribution and the Merger shall not have been consummated on or before that date which is fifteen (15) months from the date of this Agreement; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to HCI or PAS if failure to fulfill any obligation under this Agreement by a Hughes Party (in the case of HCI) or PAS (in the case of PAS) has been the cause of or resulted in the failure of either the Asset Contribution, the Univisa Contribution or the Merger to occur on or before such date, but the non-breaching party of the Hughes Parties or PAS that desires to proceed with the transactions contemplated hereby shall consummate such transactions as promptly as practicable;

    (c) by either PAS or HCI upon a breach of any representation, warranty, covenant or agreement on the part of PAS (with respect to HCI) or a Hughes Party (with respect to PAS) contained in this Agreement; or if any representation or warranty of PAS (with respect to HCI) or a Hughes Party (with respect to PAS) shall have become inaccurate or incomplete, in any case such that the conditions set forth in Sections 8.2 or 8.3, as the case may be, would be incapable of being satisfied on the Closing Date; provided, that in any case, a willful or reckless breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 9.1;

    (d) by either HCI or PAS if any injunction or order of a court or other competent authority preventing the consummation of any of the Asset Contribution, the Univisa Contribution or the Merger shall have become permanent, final and non-appealable;

    (e) By either of PAS or HCI, if this Agreement and the Merger shall fail to receive the requisite vote for approval and adoption by the stockholders of PAS;

    (f) By HCI, if (i) the Board of Directors of PAS shall withdraw, modify or change its recommendation of this Agreement in a manner adverse to any of the Hughes Parties or shall have resolved to do any of the foregoing,
  (ii) the Board of Directors of PAS shall have recommended to the stockholders of PAS any Acquisition Proposal or (iii) a tender offer or exchange offer for 15% or more of the outstanding shares of PAS Common Stock is commenced, and the Board of Directors of PAS recommends that the holders of such stock tender their shares in such tender or exchange offer; or

    (g) By PAS' Board of Directors if, in the exercise of its good faith judgment as to fiduciary duties owed to its stockholders imposed by law, and, provided that PAS' Board of Directors shall have complied with each of the requirements set forth in Section 7.1(e), PAS' Board of Directors adopts a Superior Acquisition Proposal.

  9.2 Effect of Termination. In the event of termination of this Agreement by HCI or PAS as provided in Section 9.1, (a) written notice thereof shall forthwith be given to the other parties specifying the provision hereof pursuant to which such termination is made and (b) this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party or their respective Subsidiaries, Affiliates, officers, directors or stockholders except to the extent that such termination results from the willful or reckless breach by any party hereto of any of its representations or warranties, or of any of its covenants or agreements, in each case, as set forth in this Agreement. The last sentence of Section 7.7(a) and the provisions of Sections 7.8 and 9.3 shall survive any termination of this Agreement, unless otherwise agreed by HCI and PAS. Moreover, in the event of termination of this Agreement pursuant to Sections 9.1(c), 9.1(f) or 9.1(g), nothing herein shall prejudice the ability of the terminating party (with respect to a termination pursuant to Section 9.1(c)) or HCI (with respect to a termination pursuant to Section 9.1(f) or 9.1(g)) from seeking damages from any other party for any willful breach of this Agreement, including, without limitation, attorney's fees, and the right to pursue any remedy at law or in equity.

  9.3 Termination Fee. PAS agrees that if this Agreement shall be terminated pursuant to (i) Section 9.1(b) hereof at any time when (a) an Acquisition Proposal shall have been made by a third party but shall not have been rejected by PAS and (b) PAS or any of its Subsidiaries or PAS' stockholders shall thereafter consummate or agree to consummate a transaction which would constitute an Acquisition Proposal with any person within twelve (12) months from the date of such termination, (ii) Section 9.1(e) (with respect to the failure to obtain the requisite vote by the stockholders of PAS) and there shall have been made and not withdrawn or rejected an Acquisition Proposal,
(iii) Section 9.1(f), or (iv) Section 9.1(g), then in any such event PAS shall pay to HCI an amount equal to $80,000,000 (the "Termination Fee"), payable (x) in the case of termination under clause (i) above upon signing of a definitive agreement relating to such Acquisition Proposal referred to in clause (i) of this Section 9.3, or, if no such agreement is executed, then at the closing (and as a condition to the Closing) of such Acquisition Proposal, and (y) within one business day of termination of this Agreement upon any termination of this Agreement described in clauses (ii), (iii), or (iv) above. In any case in which a Termination Fee is payable by PAS under this Section 9.3, PAS also shall assume and pay or reimburse HCI for all reasonable fees and expenses incurred by HCI and its Affiliates (including the fees and expenses of their counsel, accountants, financial advisors and funding sources) which are specifically related to the matters contemplated by this Agreement and the Related Agreements, but not to exceed $7,500,000 in the aggregate, payable concurrently with the payment of the Termination Fee. PAS acknowledges that the agreements contained in this Section 9.3 hereof are an integral part of the transactions contemplated by this Agreement. Accordingly, if PAS shall fail to pay when due any amounts which shall become due under Section 9.3 hereof, PAS shall in addition hereto pay to HCI all costs and expenses (including fees and disbursements of counsel) incurred in collecting such overdue amounts, together with interest on such overdue amounts from the date such payment was required to be made until the date such payment is received at a rate per annum equal to the "reference rate" as announced from time to time by Bank of America NT&SA. Any payment required to be made pursuant to
Section 9.3 shall be made when due by wire transfer of immediately available funds to an account designed by HCI.

  9.4 Amendment.

  (a) Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of the parties at any time prior to the Effective Date with respect to any of the terms contained herein; provided, however, that, after this Agreement is adopted by PAS' stockholders, no such amendment or modification shall reduce the amount or change the form of consideration to be delivered to the holders of Shares or adversely affect the rights of such holders of Shares without the consent of PAS' stockholders duly obtained. In addition, HCI agrees not to amend, modify or terminate any of the Univisa Contribution Agreement, the Collateral Trust Agreement or the Pledge and Security Agreement without the prior written approval of PAS.

  (b) In the enforcement, interpretation or amendment of any provisions herein or under the Related Agreements by Newco affecting the rights and obligations of HE or its Affiliates following the Closing, Newco shall be represented by a committee of the Board of Directors of Newco comprised solely of Disinterested Directors.

  9.5 Extension; Waiver. At any time prior to the Effective Time, and subject to applicable law, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed:

(i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                   Article X

                              General Provisions

  10.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for the agreements contained in Sections 7.10 and 7.11 hereof and for those other covenants and agreements specifically requiring performance following the Closing. The Confidentiality Agreement shall survive the execution and delivery of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

  10.2 Expenses. Whether or not the Asset Contribution, the Univisa Contribution and the Merger are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except as expressly provided herein and except that (a) the filing fees in connection with the HSR Act filing, (b) the filing fees in connection with the filing of the Proxy Statement/Prospectus and the Registration Statements with the SEC, (c) the filing fees in connection with necessary applications to the FCC and similar foreign agencies, (d) the expenses incurred in connection with printing and mailing the Registration Statement and the Proxy Statement/Prospectus and (e) fees and expenses related to any expert consultants (excluding attorneys and accountants) retained in connection with or related to any of the applications or filings otherwise contemplated by this Section 10.2, shall be shared equally by the Hughes Parties, on the one hand, and PAS, on the other hand.

  10.3 Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy, electronic or digital transmission method; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to:

  (a) if to any of the Hughes Parties, to:

    Hughes Electronics Corporation
    7200 Hughes Terrace
    Los Angeles, California 90045
    Attention: Kenneth N. Heintz
    Telephone: (310) 568-7600
    Telecopy: (310) 568-6774

    and

    Hughes Electronics Corporation
    7200 Hughes Terrace
    Los Angeles, California 90045
    Attention: Robert Hall
    Telephone: (310) 568-7600
    Telecopy: (310) 568-7834
  with a copy to:

    Latham & Watkins
    633 West Fifth Street, Suite 4000
    Los Angeles, California 90071
    Attention: Bruce R. Lederman, Esq.
    Telephone: (213) 485-1234
    Telecopy: (213) 891-8763

  (b) if to PAS, to:

    PanAmSat Corporation
    One Pickwick Plaza
    Greenwich, Connecticut 06830
    Attention: Frederick A. Landman
    Telephone: (203) 622-6664
    Telecopy: (203) 622-9163

  with a copy to:

    Chadbourne & Parke LLP
    30 Rockefeller Plaza
    New York, New York 10112
    Attention: Dennis J. Friedman, Esq.
    Telephone: (212) 408-5200
    Telecopy: (212) 541-5369

  10.4 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. This Agreement shall not be construed for or against either party by reason of the authorship or alleged authorship of any provision hereof or by reason of the status of the respective parties.

  10.5 Entire Agreement; No Third-Party Beneficiaries; Rights of
Ownership. This Agreement (together with the Related Agreements and any other documents and instruments referred to herein, including exhibits and schedules) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and, except as provided in Section 7.10 (which is intended to be for the benefit of the persons referred to therein and their beneficiaries, and may be enforced by them as third-party beneficiaries), is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  10.6 Assignment. Neither this Agreement nor any of the rights, interests, obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

  10.7 Governing Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of Delaware (without reference to the choice of law provisions), except with respect to matters of law concerning the internal corporate affairs of any corporate entity which is a party to or the subject of this Agreement, and as to those matters the law of the jurisdiction under which the respective entity derives its powers shall govern.

  10.8 Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes the Agreement impossible to perform, in which case this Agreement shall terminate pursuant to Article IX hereof. Upon any such holding that any provision of this Agreement is null, void or unenforceable, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall incur no liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

  10.9 Injunctive Relief. The parties acknowledge that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved person or entity will be irreparably damaged and will not have an adequate remedy at law. Any such person or entity shall, therefore, be entitled to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties shall raise the defense that there is an adequate remedy at law.

  10.10 Attorneys' Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation reasonable attorneys' fees, incurred in connection with such action, including any appeal of such action.

  10.11 Cumulative Remedies. All rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

  10.12 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when executed and delivered by each of the parties.

  IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Reorganization to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Hughes Communications, Inc.

                                             /s/ Jerald F. Farrell
                                          By: _________________________________
                                             Name: Jerald F. Farrell
                                             Title: President

                                          Hughes Communications Galaxy, Inc.

                                             /s/ Jerald F. Farrell
                                          By: _________________________________
                                             Name: Jerald F. Farrell
                                             Title: President

                                          Hughes Communications Satellite
                                           Services, Inc.

                                             /s/ Jerald F. Farrell
                                          By: _________________________________
                                             Name: Jerald F. Farrell
                                             Title: President

                                          Hughes Communications Services, Inc.

                                             /s/ Jerald F. Farrell
                                          By: _________________________________
                                             Name: Jerald F. Farrell
                                             Title: President

                                          Hughes Communications Carrier
                                           Services, Inc.

                                             /s/ Jerald F. Farrell
                                          By: _________________________________
                                             Name: Jerald F. Farrell
                                             Title: President

                                          Hughes Communications Japan, Inc.

                                             /s/ Jerald F. Farrell
                                          By: _________________________________
                                             Name: Jerald F. Farrell
                                             Title: President

                                          Magellan International, Inc.

                                             /s/ Charles H. Noski
                                          By: _________________________________
                                             Name: Charles H. Noski
                                             Title: President

                                          Panamsat Corporation

                                             /s/ Frederick A. Landman
                                          By: _________________________________
                                             Name: Frederick A. Landman
                                             Title: President

                                 SCHEDULE 1.1

                                EXCLUDED ASSETS

1.SPACEWAY BUSINESS

  a. All rights under Contracts primarily related to the Spaceway Business, including Contracts with partners or potential partners or investors, local operators or system developers and Contracts related to the provision of office space, equipment, furniture, administrative and maintenance services. "Spaceway Business" means the business of HCI and its subsidiaries to construct and maintain a global or regional network of satellites that have processor payloads and multiple spot beams. "Contracts" means any agreement, contract, lease, note, loan, evidence of indebtedness, purchase, order, letter of credit, indenture, security or pledge agreement, franchise agreement, undertaking, practice, covenant not to compete, employment agreement, license, instrument, obligation or commitment to which a person is a party or is bound, whether oral or written.

  b. All employees employed primarily in connection with the Spaceway
     Business.

  c. All Galaxy Intellectual Property primarily related to or generated by the Spaceway Business.

  d. All Permits held or applied for primarily in connection with the Spaceway Business, including, without limitation, applications filed with the Federal Communications Commission for Ka-band satellites at the following orbital locations: 49(degrees)W, 99(degrees)W, 101(degrees)W, 25(degrees)E, 54(degrees)E, 101(degrees)E, 111(degrees)E and
     164(degrees)E.

  e. All furniture, office equipment and other assets related primarily to the Spaceway Business.

  f. All other information and documentation related primarily to the Spaceway Business.

2.MOBILE BUSINESS

  a. All rights under Contracts (to which one or more of Galaxy, HCSS, HCS, HCCS and HCJ is or are a party or parties) that are related to primarily the Mobile Business, including Contracts with partners or potential partners, local operators, system developers and Contracts related to the provision of office space, equipment, furniture, administrative and maintenance services. "Mobile Business" means the business presently being developed by HCI and its subsidiaries primarily to provide mobile telecommunications services through satellite delivery.

  b.  All employees employed primarily in connection with the Mobile
      Business.

  c. All Galaxy Intellectual Property related primarily to or generated by the Mobile Business.

  d. All Permits held or applied for primarily in connection with the Mobile Business.

  e. All furniture, office equipment and other assets related primarily to the Mobile Business.

  f. All other information and documentation related primarily to the Mobile Business.

3. AMERICAN MOBILE SATELLITE CORPORATION ("AMSC")

  a. All capital stock or warrants, options or other rights to acquire capital stock held by HCI or any of its Subsidiaries of AMSC.

  b. All rights under Contracts (to which one or more of Galaxy, HCSS, HCS, HCCS and HCJ is or are a party or parties) that are related primarily to the oversight or financing of AMSC, including Contracts related to office space, equipment, furniture, administrative and maintenance services.

  c.  All employees employed primarily to oversee AMSC.

  d. All Galaxy Intellectual Property related primarily to or generated by AMSC.

  e.  All other information and documentation related primarily to AMSC.

4.ICO GLOBAL COMMUNICATIONS ("ICO")

  a. All capital stock or warrants, options or other rights to acquire capital stock held by HCI or any of its Subsidiaries of ICO.

  b. All rights under Contracts (to which one or more of Galaxy, HCSS, HCS, HCCS and HCJ is or are a party or parties) that are related primarily to the oversight or financing of ICO or entered into with ICO, including Contracts related to office space, equipment, furniture, administrative and maintenance services.

  c. All employees employed primarily to oversee ICO.

  d. All Galaxy Intellectual Property related primarily to or generated by HCI or any of its Subsidiaries related to ICO.

  e. All other information and documentation related primarily to ICO.

5.LITIGATION

  a. All rights of Galaxy, HCSS, HCS, HCCS and HCJ in connection with the lawsuit known as Hughes Communications Galaxy, Inc. v. United States of America, Case No. 91-1032C.

6.INSURANCE POLICIES--All insurance policies except those listed on Schedule
6.11.

7.REAL ESTATE

  a. Castle Rock Land: Castle Rock, Colorado

  b. Schiller Park Asset: Schiller Park, Illinois

  c. California Broadcast Center (Building and Land): Long Beach, California

                                                                    APPENDIX AA

                                   AMENDMENT

                                      TO

                     AGREEMENT AND PLAN OF REORGANIZATION

  This AMENDMENT TO AGREEMENT AND PLAN OF REORGANIZATION ("Amendment"), dated as of April 4, 1997, is entered into by and among Hughes Communications, Inc., a California corporation ("HCI"), Hughes Communications Galaxy, Inc., a California corporation, Hughes Communications Satellite Services, Inc., a California corporation, Hughes Communications Services, Inc., a California corporation, Hughes Communications Carrier Services, Inc., a California corporation, Hughes Communications Japan, Inc., a California corporation, Magellan International, Inc., a Delaware corporation ("Newco"), and PanAmSat Corporation, a Delaware corporation ("PAS").

                                   RECITALS

  A. The parties hereto have entered into the Agreement and Plan of Reorganization ("Reorganization Agreement") dated as of September 20, 1996, which provides for the combination of PAS with the Galaxy Business. All terms used herein that are not otherwise defined herein shall have the meaning ascribed to them in the Reorganization Agreement.

  B. The Reorganization Agreement contemplates that on or prior to the Closing Date certain parties will enter into the Registration Rights Agreement and the Stockholder Agreement, in the forms attached as Exhibits F and G, respectively, to the Reorganization Agreement.

  C. The parties desire to make certain revisions to the Reorganization Agreement, Registration Rights Agreement and the Stockholder Agreement.

  In consideration of the foregoing and the mutual promises herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                                   ARTICLE I

                                   AMENDMENT

  1.1. Recital G is hereby amended to delete the words "a Registration Rights Agreement" where such words occur on the third line thereof and to insert in their place the words "an amended and restated registration rights agreement."

  1.2. Exhibit F to the Reorganization Agreement is hereby amended (i) to rename such agreement the "Amended and Restated Registration Rights Agreement" in the title, in the heading and in the last sentence of such agreement and
(ii) to delete the definition of "Class A Holder" and insert the following in its place:

  "Class A Holder" means a Holder whose Common Stock was received in the Transactions in respect of the Class A Common Stock or common stock of PanAmSat Corporation into which such Class A Common Stock has been converted."

  1.3. Recital H is hereby amended to delete the words "a stockholder agreement" where such words occur on the third line thereof and to insert in their place the words "an amended and restated stockholder agreement."

  1.4. Exhibit G to the Reorganization Agreement is hereby amended (i) to rename such agreement the "Amended and Restated Stockholder Agreement" in the title, in the heading and in the last sentence of such agreement, (ii) to delete the amount "$1.5 billion," as such amount appears in subpart (y) to the proviso of Section 2(b) thereof and to insert in its place the amount "$1.725 billion" and (iii) to add the following sentence at the end of Section 3(a):
"Any vacancy of an available A Group or B Group director position will be filled promptly without holding a meeting of stockholders of the Company at the request of the A Group or B Group, as applicable, with their designee; provided that the A Group or B Group, as applicable, shall beneficially own a number of shares greater than the Director Minimum Shares at the time of filling such vacancy."

  1.5. Pursuant to Section 4.3(g) of the Reorganization Agreement, the parties may require that holders making elections as to the Merger Consideration respond prior to the Merger, upon such additional terms and conditions as may be agreed to by the parties. The parties have agreed that the Election Forms shall be submitted to the Exchange Agent by holders of record of the Shares on the Record Date (as defined below) by 5:00 p.m. (Eastern Standard Time) on May 2, 1997; provided however, that if the date of the special meeting of stockholders of PAS held to approve the Merger (the "Special Meeting") is postponed or adjourned, then the Election Forms shall be submitted to the Exchange Agent by 5 p.m. (Eastern Standard Time) on the day immediately preceding the date of the Special Meeting and hereby agree that, in order to effect such result, the Exchange Agent shall mail the Letter of Transmittal to each holder of record of Shares on the record date for the Special Meeting (the "Record Date") simultaneously with the mailing of the proxy with respect to such meeting (not as soon as reasonably practicable after the Effective Time, as currently provided in Section 4.3(c)), with instructions to return the Election Form to the Exchange Agent by 5:00 p.m. (Eastern Standard Time) on May 2, 1997; provided however, that if the date of the Special Meeting is postponed or adjourned, then the Election Forms shall be submitted to the Exchange Agent before 5 p.m. (Eastern Standard Time) on the day immediately preceding the date of the Special Meeting (such time and date shall be the "Election Deadline"). Holders of Shares that have been transferred following the Record Date or that fail to make an effective election will be deemed to have made a Standard Election with respect to such Shares.

  1.6. Subsection (iii) of Section 4.6 of the Reorganization Agreement is hereby deleted and the following inserted in its place:

  "(iii) the aggregate amount of cash, and shares of Newco Common Stock, if any, received by holders on account of Shares for which Cash Elections or Stock Elections had been made shall be adjusted in accordance with Section
  4.4 first to distribute the additional cash made available because of the adjustment described in subsection (ii) above with respect to Shares for which a Cash Election had been made but for which sufficient cash was not available and second to distribute the additional shares of Newco Common Stock made available because of such reallocation of cash with respect to Shares for which Stock Elections had been made but for which sufficient shares of Newco Common Stock were not available."

  1.7. Section 5.2, sentence 6 of the Reorganization Agreement is hereby amended to insert after the words "Stock Option Plans" the following words "and from the conversion of 19,228,017 shares of Class A Common Stock into 19,228,017 shares of PAS Common Stock."

  1.8. In accordance with Section 7.1 of the Reorganization Agreement, and notwithstanding Section 7.1(b), (c) and (d) of the Reorganization Agreement and anything to the contrary in the Principal Stockholders Agreement, the parties hereto hereby consent to (i) the conversion of 19,228,017 shares of PAS Class A Common Stock and the issuance by PAS of 19,228,017 shares of PAS Common Stock therefor and (ii) the amendments to the Certificate of Incorporation and Bylaws of PAS attached as exhibits to the Proxy Statement/Prospectus confidentially submitted to the Securities and Exchange Commission on March 18, 1997, as the same may be amended prior to filing of the Proxy Statement/Prospectus with the Securities and Exchange Commission.

                                  ARTICLE II

                              GENERAL PROVISIONS

  2.1. Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one in the same instrument and shall become effective when executed and delivered by each of the parties.

  2.2. No Other Changes. Other than as expressly amended in Section 1 above, the Agreement remains unmodified and in full force and effect.

  IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          Hughes Communications, Inc.

                                             /s/ Jerald F. Farrell
                                          By: _________________________________
                                             Name: Jerald F. Farrell
                                             Title: President

                                          Hughes Communications Galaxy, Inc.

                                             /s/ Jerald F. Farrell
                                          By: _________________________________
                                             Name: Jerald F. Farrell
                                             Title: President

                                          Hughes Communications Satellite
                                           Services, Inc.

                                             /s/ Jerald F. Farrell
                                          By: _________________________________
                                             Name: Jerald F. Farrell
                                             Title: President

                                          Hughes Communications Services, Inc.

                                             /s/ Jerald F. Farrell
                                          By: _________________________________
                                             Name: Jerald F. Farrell
                                             Title: President

                                          Hughes Communications Japan, Inc.

                                             /s/ Jerald F. Farrell
                                          By: _________________________________
                                             Name: Jerald F. Farrell
                                             Title: President

                                          Magellan International, Inc.

                                             /s/ Charles H. Noski
                                          By: _________________________________
                                             Name: Charles H. Noski
                                             Title: President

                                          Panamsat Corporation

                                             /s/ Frederick A. Landman
                                          By: _________________________________
                                             Name: Frederick A. Landman
                                             Title: President

CONSENTED TO:

                                          Satellite Company

                                             /s/ Jorge Suarez Barbosa
                                          By: _________________________________
                                             Name: Jorge Suarez Barbosa
                                             Title: Authorized Signatory

                                          CLASS A STOCKHOLDERS

                                              /s/ Mary Anselmo
                                          By: _________________________________
                                              MARY ANSELMO, individually and
                                              as a trustee of the Article VII
                                              Trust created by the RENE
                                              ANSELMO REVOCABLE TRUST DATED
                                              JUNE 10, 1994, as a successor
                                              trustee of the RAYCE ANSELMO
                                              TRUST DATED DECEMBER 23, 1991
                                              and as a successor trustee under
                                              the Voting Trust Agreement dated
                                              as of February 28, 1995

                                               /s/ Frederick A. Landman
                                          By: _________________________________
                                              FREDERICK A. LANDMAN,
                                              individually and as a trustee of
                                              the Article VII Trust created by
                                              the RENE ANSELMO REVOCABLE TRUST
                                              DATED JUNE 10, 1994 and as a
                                              successor trustee under the
                                              Voting Trust Agreement dated as
                                              of February 28, 1995


                                              /s/ Lourdes Saralegui
                                          By: _________________________________
                                              LOURDES SARALEGUI, individually
                                              and as a trustee of the Article
                                              VII Trust created by the RENE
                                              ANSELMO REVOCABLE TRUST DATED
                                              JUNE 10, 1994 and as a successor
                                              trustee under the Voting Trust
                                              Agreement dated as of February
                                              28, 1995

                                               /s/ Pier Landman
                                          By: _________________________________
                                              PIER LANDMAN, individually and
                                              as the sole trustee of the CHLOE
                                              LANDMAN TRUST DATED JUNE 10,
                                              1988 and the sole trustee of the
                                              RISSA LANDMAN TRUST DATED JUNE
                                              10, 1988

                                               /s/ Patrick J. Costello
                                          By: _________________________________
                                              PATRICK J. COSTELLO, as trustee
                                              of the FREDERICK A. LANDMAN
                                              IRREVOC- ABLE TRUST DATED
                                              DECEMBER 22, 1995 and as a
                                              successor trustee of the RAYCE
                                              ANSELMO TRUST DATED DECEMBER
                                              23, 1991

                                               /s/ Reverge Anselmo
                                          By: _________________________________
                                              REVERGE ANSELMO, individually
                                              and as a trustee of the Article
                                              VII Trust created by the RENE
                                              ANSELMO REVOCABLE TRUST DATED
                                              JUNE 10, 1994 and as a successor
                                              trustee under the Voting Trust
                                              Agreement dated as of February
                                              28, 1995

                                                                     APPENDIX B

                         AGREEMENT AND PLAN OF MERGER

  AGREEMENT AND PLAN OF MERGER (the "Merger Agreement"), dated as of April 4, 1997, by and among PanAmSat Corporation, a Delaware corporation ("PAS"), and PAS Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Newco ("Merger Sub"), and Magellan International, Inc., a Delaware corporation ("Newco").

  This Merger Agreement is being entered into pursuant to an Agreement and Plan of Reorganization, dated as of September 20, 1996 (as amended or modified from time to time, the "Reorganization Agreement"), by and between PAS, Newco, Hughes Communications, Inc., a California corporation, Hughes Communications Galaxy, Inc., a California corporation, Hughes Communications Satellite Service, Inc., a California corporation, Hughes Communications Services, Inc., a California corporation, Hughes Communications Carrier Services, Inc., a California corporation and Hughes Communications Japan, Inc., a California corporation. All defined terms that are used herein which are not otherwise defined shall have the meaning ascribed to such terms in the Reorganization Agreement.

  The number of authorized shares of Class A Common Stock, par value $.01 per share, of PanAmSat (the "Class A Common Stock") is One Hundred Million (100,000,000) and the number of issued and outstanding shares of Class A Common Stock is Twenty-One Million Two Hundred Thirty-One Thousand Four Hundred Fifteen (21,231,415). The number of authorized shares of Common Stock, par value $.01 per share, of PanAmSat (the "PAS Common Stock") is Four Hundred Million (400,000,000) and the number of issued and outstanding shares of PAS Common Stock is Thirty-Eight Million Three Hundred Twenty Thousand Seven Hundred Seventy-Four (38,320,774). The number of authorized shares of Common Stock, par value $.01 per share, of Merger Sub (the "Merger Sub Common Stock") is One Thousand (1,000) and the number of issued and outstanding shares of Merger Sub Common Stock is One Thousand (1,000).

  NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

                                   ARTICLE I

                                  THE MERGER

  SECTION 1.1. The Merger. In accordance with the provisions of this Merger Agreement and Section 251 of the Delaware General Corporation Law (the "DGCL"), at the Closing (as defined in Section 1.5 hereof), Merger Sub shall be merged with and into PAS (the "Merger") and the separate corporate existence of Merger Sub shall cease. PAS shall be the surviving corporation in the Merger (hereinafter sometimes referred to as the "Surviving Corporation") and shall continue its corporate existence under the laws of the State of Delaware. The name of the Surviving Corporation shall be "PanAmSat International Systems, Inc." From and after the effective time of the Merger, the Surviving Corporation shall possess all the rights, privileges, powers and franchises of a public as well as of a private nature and be subject to all the restrictions, disabilities, and duties of each of PAS and Merger Sub; and all and singular rights, privileges, powers and franchises of each of PAS and Merger Sub, and all property, real, personal and mixed, and all debts due to each of PAS and Merger Sub on whatever account, as well as for stock subscriptions and all other things in action or belonging to each of PAS and Merger Sub, shall be vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall be thereafter as effectually the property of the Surviving Corporation as they were of PAS and Merger Sub, and the title to any real estate vested by deed or otherwise, in each of PAS and Merger Sub shall not revert or be in any way impaired; but all rights of creditors and all liens upon any property of either PAS or Merger Sub shall thenceforth attach to the Surviving Corporation, and may be enforced against it to the same extent as if said debts and liabilities had been incurred by it.

  SECTION 1.2. Certificate of Incorporation and Bylaws. The Certificate of Incorporation and Bylaws of PAS in effect at the Effective Time shall be the Certificate of Incorporation and Bylaws of the Surviving Corporation until duly amended in accordance with the terms thereof and the DGCL; provided, that the Certificate of Incorporation of PAS shall be amended, effective prior to the Univisa Contribution, as set forth on Exhibit A.

  SECTION 1.3. Directors. The directors of Merger Sub immediately prior to the Effective Time shall resign as directors of Merger Sub and be the directors of the Surviving Corporation as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable law.

  SECTION 1.4. Officers. The officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation as of the Effective Time and until their successors are duly appointed or elected in accordance with applicable law.

  SECTION 1.5. Closing; Effective Time. Unless the Reorganization Agreement shall have been terminated and the transactions therein contemplated shall have been abandoned in accordance with its terms, the closing of the Merger shall take place at 10:00 a.m. on the seventh business day following satisfaction or waiver of the conditions set forth in Article VIII of the Reorganization Agreement (the "Closing Date"), at the offices of Chadbourne & Parke LLP, New York City, unless another date, time or place is agreed to in writing by the parties hereto and the parties to the Reorganization Agreement and the Univisa Contribution Agreement (the "Closing"). The Merger shall become effective at the time and date which is (i) the later of the date and time of the filing of the certificate of merger relating to the Merger with the Secretary of State of the State of Delaware or (ii) such other time and date as the parties hereto may agree (such time and date is herein referred to as the "Effective Time") as is set forth in such certificate of merger.

                                  ARTICLE II

                             CONVERSION OF SHARES

  SECTION 2.1. Merger Sub Common Stock. At the Effective Time, the shares of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into and shall become (i) the number of shares of Class A Common Stock of the Surviving Corporation that is equal to the number of shares of, and having terms identical in all respects to, the Class A Common Stock outstanding immediately prior to the Merger and (ii) the number of shares of Common Stock of the Surviving Corporation that is equal to the number of shares of, and having terms identical in all respects to, PAS Common Stock outstanding immediately prior to the Merger.

  SECTION 2.2. Conversion of PAS Shares. (a) Except as otherwise provided in
Section 2.4 and subject to Sections 2.2(c) and 2.2(d) hereof, at the Effective Time, each issued and outstanding share, other than, to the fullest extent permitted by law, any share owned by Newco or any wholly-owned Subsidiary of Newco, of PAS Common Stock and Class A Common Stock (collectively, the "Shares") shall be converted into, at the election of the holder thereof, one of the following (as may be adjusted pursuant to Sections 2.4 and 2.6, the "Merger Consideration"):

    (i) for each such Share with respect to which an election to receive a combination of Newco Common Stock and cash has been effectively made and not revoked or lost pursuant to Sections 2.3(c), (d) and (e) (a "Standard Election"), the right to receive (x) an amount in cash equal to one-half of the Standard Cash Consideration plus (y) one-half (0.5) share of Newco Common Stock (collectively, the "Standard Consideration"). The "Standard Cash Consideration" means an amount in cash equal to thirty dollars ($30.00), provided that, if the Closing shall not have occurred on or prior to the first anniversary of this Agreement, the Standard Cash Consideration shall be increased at a rate equal to 9% per annum from and including the first anniversary date to but excluding the Closing Date; or

    (ii) for each such Share with respect to which an election to receive solely Newco Common Stock has been effectively made and not revoked or lost pursuant to Sections 2.3(c), (d) and (e) (a "Stock Election"), the right to receive one (1) share of Newco Common Stock (the "Stock Consideration"); or

    (iii) for each such Share with respect to which an election to receive solely cash has been effectively made and not revoked or lost pursuant to Sections 2.3(c), (d) and (e) (a "Cash Election"), the right to receive the Standard Cash Consideration.

  (b) As a result of the Merger and without any action on the part of the holder thereof, at the Effective Time, (i) all Shares shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and each such holder of Shares shall thereafter cease to have any rights with respect to such Shares, except the right to receive, without interest, the Merger Consideration and cash in lieu of fractional shares of Newco Common Stock in accordance with Section 2.5(c) hereof upon the surrender of a certificate representing such Shares (a "Share Certificate") except that Shares, if any, held by Newco (or any wholly-owned Subsidiary of Newco) shall continue to be outstanding to the fullest extent permitted by law and (ii) all outstanding shares of Class B Common Stock and the Preferred Stock shall not be converted in the Merger and shall continue to be outstanding.

  (c) Notwithstanding anything contained in this Section 2.2 to the contrary, each Share issued and held in PAS' treasury immediately prior to the Effective Time shall, by virtue of the Merger, cease to be outstanding and shall be cancelled and retired without payment of any consideration therefor.

  (d) Notwithstanding anything in this Section 2.2 to the contrary, Shares which are issued and outstanding immediately prior to the Effective Time and which are held of record by stockholders who have not voted such shares in favor of the Merger and who shall have properly exercised their rights of appraisal for such shares in the manner provided by the DGCL (the "Dissenting Shares") shall be deemed to have made a Cash Election for purposes of Section
2.4 hereof, and shall not be converted into the right to receive the Merger Consideration, unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost its right to appraisal and payment, as the case may be. If such holder shall have so failed to perfect its appraisal right or shall have effectively withdrawn or lost such right, its shares shall thereupon be deemed to have been converted into and to have become exchangeable for, at the Effective Time, the right to receive the Standard Consideration, without any interest thereon. PAS shall give Newco prompt notice of any Dissenting Shares (and shall also give Newco prompt notice of any withdrawals of such demands for appraisal rights) and Newco shall have the right to direct all negotiations and proceedings with respect to any such demands. Neither PAS nor the Surviving Corporation surviving the Merger shall, except with the prior written consent of Newco, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for appraisal rights.

  (e) At the Effective Time, each holder of a then-outstanding option to purchase Shares under PAS' Long-Term Stock Investment Plan and the Option Agreements between PAS and certain of its executive officers and other employees (collectively, the "Stock Option Plans"), whether or not then exercisable (the "Options"), shall, in settlement thereof, receive for each Share subject to such Option an amount (subject to any applicable withholding tax) in cash equal to the difference between (i) the Standard Cash Consideration and (ii) the per Share exercise price of such Option to the extent such difference is a positive number (such amount being hereinafter referred to as the "Option Consideration"); provided, however, that with respect to any person subject to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any such amount shall be paid as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act. Upon receipt of the Option Consideration, the Option shall be canceled. The surrender of an Option to the Surviving Corporation in exchange for the Option Consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Option. Prior to the Effective Time, PAS shall obtain all necessary consents or releases from holders of Options under the Stock Option Plans and take all such other lawful action as may be necessary to give effect to the transactions contemplated by this Section 2.2(e) (except for any such action that may require the approval of PAS' stockholders). Except as otherwise agreed to by the parties, (i) the Stock Option Plans shall terminate as of the Effective Time and the provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of PAS or any Subsidiary thereof, shall be canceled as of the Effective Time, and (ii) PAS shall assure that following the Effective Time no participant in the Stock Option Plans or other plans, programs or arrangements shall have any right thereunder to acquire equity securities of the Surviving Corporation, the corporation surviving the Merger or any Subsidiary thereof and to terminate all such plans at the Effective Time.

 SECTION 2.3. Elections by Holders of Shares.

  (a) Each person who, at the Effective Time, is a record holder of Shares (other than holders of Shares to be cancelled as set forth in Section 2.2(c) or Dissenting Shares) shall have the right to submit an Election Form (as defined in Section 2.3(c)) specifying the number of Shares that such person desires to have converted into the right to receive Newco Common Stock and cash pursuant to the Standard Election, the number of Shares that such person desires to have converted into the right to receive Newco Common Stock pursuant to a Stock Election and the number of Shares that such person desires to have converted into the right to receive cash pursuant to a Cash Election.

  (b) Promptly after the Allocation Determination (as defined in Section 2.3(d)), Newco shall deposit (or cause to be deposited) with a bank or trust company to be designated by HCI and reasonably acceptable to PAS (the "Exchange Agent"), for the benefit of the holders of Shares and S Company, for exchange in accordance with this Article II and the Univisa Contribution Agreement, (i) cash in the amount sufficient to pay the aggregate cash portion of the Merger Consideration and the consideration payable in the Univisa Contribution and (ii) certificates representing the shares of Newco Common Stock ("Newco Certificates") for exchange in accordance with this Article II and the Univisa Contribution Agreement (the cash and shares deposited pursuant to clauses (i) and (ii) being hereinafter referred to as the "Exchange Fund"). Newco Common Stock into which Shares shall be converted pursuant to the Merger shall be deemed to have been issued at the Effective Time.

  (c) As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Shares immediately prior to the Effective Time (excluding any Shares which will be cancelled pursuant to Section 2.2(c) or Dissenting Shares) (A) a letter of transmittal (the "Letter of Transmittal") (which shall specify that delivery shall be effected, and risk of loss and title to Share Certificates shall pass, only upon delivery of such Share Certificates to the Exchange Agent and shall be in such form and have such other provisions as Newco shall specify), (B) instructions for use in effecting the surrender of Share Certificates in exchange for the Merger Consideration with respect to the Shares formerly represented thereby and (C) an election form (the "Election Form") providing for such holders to make the Standard Election, the Stock Election or the Cash Election. As of the Election Deadline (as defined in Section 2.3(d)), all holders of Shares immediately prior to the Effective Time that shall not have submitted to the Exchange Agent or shall have properly revoked an effective, properly completed Election Form shall be deemed to have made a Standard Election.

  (d) Any Standard Election, Stock Election or Cash Election shall have been validly made only if the Exchange Agent shall have received by 5:00 p.m. New York time on a date (the "Election Deadline") to be mutually agreed upon by HCI, Newco and PAS, an Election Form properly completed and executed (with the signature or signatures thereof guaranteed to the extent required by the Election Form) by such holder accompanied by such holder's Share Certificates, or by an appropriate guarantee of delivery of such Share Certificates from a member of any registered national securities exchange or of the National Association of Securities Dealers, Inc. or a commercial bank or trust company in the United States as set forth in such Election Form. Any holder of Shares who has made an election by submitting an Election Form to the Exchange Agent may, at any time prior to the Election Deadline, change such holder's election by submitting a revised Election Form, properly completed and signed that is received by the Exchange Agent prior to the Election Deadline. Any holder of PAS Common Stock may at any time prior to the Election Deadline revoke his election and withdraw his Share Certificates deposited with the Exchange Agent by written notice to the Exchange Agent received by the close of business on the day prior to the Election Deadline. As soon as practicable after the Election Deadline, the Exchange Agent shall determine the allocation of the cash portion of the Merger Consideration and the stock portion of the Merger Consideration and shall notify Newco of its determination (the "Allocation Determination").

  (e) Upon surrender of a Share Certificate for cancellation to the Exchange Agent, together with the Letter of Transmittal duly executed, and such other documents as Newco or the Exchange Agent shall reasonably request, the holder of such Share Certificate shall be entitled to receive promptly after the Allocation

Determination in exchange therefor (A) a certified or bank cashier's check in the amount equal to the cash, if any, which such holder has the right to receive pursuant to the provisions of this Article II (including any cash in lieu of fractional shares of Newco Common Stock pursuant to Section 2.5(c)), and (B) a Newco Certificate representing that number of shares of Newco Common Stock, if any, which such holder has the right to receive pursuant to this
Article II (in each case less the amount of any required withholding taxes), and the Share Certificate so surrendered shall forthwith be cancelled. Until surrendered as contemplated by this Section 2.3(e), each Share Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration with respect to the Shares formerly represented thereby.

  (f) Newco shall have the right to make reasonable rules, not inconsistent with the terms of this Merger Agreement, governing the validity of the Election Forms, the manner and extent to which Standard Elections, Stock Elections or Cash Elections are to be taken into account in making the determinations prescribed by Section 2.4, the issuance and delivery of certificates for Newco Common Stock into which Shares are converted in the Merger, and the payment of cash for Shares converted into the right to receive cash in the Merger.

  (g) Notwithstanding the foregoing provisions of this Section 2.3, the parties hereto may decide to distribute Election Forms to PAS' stockholders and require that holders making such elections respond prior to the Merger, upon such additional terms and conditions as may be agreed to by the parties.

 SECTION 2.4. Proration.

  (a) As is more fully set forth below and except as may be paid pursuant to
Section 2.5 or otherwise in respect of Dissenting Shares, the aggregate amount of cash to be paid in the Merger and in the Univisa Contribution Agreement (other than the cash payment of $225 million provided for in the last sentence of Section 1.2(a) of the Univisa Contribution Agreement) shall not exceed the product of (x) one-half ( 1/2) of the Standard Cash Consideration and (y) the aggregate number of shares of PAS Common Stock, Class A Common Stock and Class B Common Stock issued and outstanding immediately prior to the Effective Time (such product, the "Maximum Cash Amount").

  (b) In the event that the sum of the aggregate amount of cash represented by the Cash Elections hereunder (including Cash Elections deemed to have been made with respect to Dissenting Shares) and under the Stock Contribution and Exchange Agreement dated as of September 20, 1996 (the "Univisa Contribution Agreement") received by the Exchange Agent (such sum, the "Requested Cash Amount") exceeds the Maximum Cash Amount minus the aggregate amount of cash payable on account of all Standard Elections made or deemed to have been made hereunder or under the Univisa Contribution Agreement (such difference, the "Cash Cap"), each holder making a Cash Election hereunder or under the Univisa Contribution Agreement shall receive, for each Share or Value Unit (as defined in the Univisa Contribution Agreement), as the case may be, with respect to which a Cash Election has been made hereunder or under the Univisa Contribution Agreement, (x) cash in an amount equal to the Prorated Cash Amount and (y) a number of shares of Newco Common Stock equal to a fraction, the numerator of which is equal to the Standard Cash Consideration minus the Prorated Cash Amount and the denominator of which is the Standard Cash Consideration. The term "Prorated Cash Amount" means the greater of (i) one-half ( 1/2) of the Standard Cash Consideration and (ii) the product of the Standard Cash Consideration and a fraction, the numerator of which is the Cash Cap and the denominator of which is the Requested Cash Amount.

  (c) The aggregate number of shares of Newco Common Stock that may be issued pursuant to Stock Elections hereunder and under the Univisa Contribution Agreement is not subject to any maximum. In the event that the Requested Cash Amount is less than the Cash Cap, each holder making a Stock Election hereunder or under the Univisa Contribution Agreement shall receive, at the option of Newco, for each Share or Value Unit, as the case may be, with respect to which a Stock Election has been made hereunder or under the Univisa Contribution Agreement, (x) not more than the Stock Consideration and not less than a number of shares of Newco Common Stock equal to a fraction the numerator of which is the Requested Stock Amount minus the difference between the Cash Cap and the Requested Cash Amount, and the denominator of which is the

Requested Stock Amount (such whole or fractional share, the "Prorated Stock Amount") and (y) cash in an amount equal to the product of (A) the Standard Cash Consideration and (B) one minus the Prorated Stock Amount. The term "Requested Stock Amount" means the product of the aggregate number of shares of Newco Common Stock represented by Stock Elections hereunder or under the Univisa Contribution Agreement received by the Exchange Agent and the Standard Cash Consideration.

 SECTION 2.5. Dividends, Fractional Shares, Etc.

  (a) Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared after the Effective Time on Newco Common Stock shall be paid with respect to any Shares which, prior to the Effective Time, were represented by a Share Certificate until such Share Certificate is surrendered for exchange as provided herein. Subject to the effect of applicable Laws, following surrender of any such Share Certificate, there shall be paid to the holder of the Newco Certificates issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Newco Common Stock and not paid, less the amount of any withholding taxes which may be required thereon, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Newco Common Stock, less the amount of any withholding taxes which may be required thereon.

  (b) At or after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the Share Certificates which were outstanding immediately prior to the Effective Time. If, after the Effective Time, certificates formerly representing any such Shares are presented to the Surviving Corporation, they shall be cancelled and exchanged for certificates for the consideration, if any, deliverable in respect thereof pursuant to this Merger Agreement in accordance with the procedures set forth in this Article II. Share Certificates surrendered for exchange by any person constituting an "affiliate" of PAS for purposes of Rule 145(c) under the Securities Act of 1933, as amended, shall not be exchanged until Newco has received a written agreement from such person as provided in Section 7.14 of the Reorganization Agreement.

  (c) No fractional shares of Newco Common Stock shall be issued pursuant to the Merger or the Univisa Contribution. In lieu of the issuance of any fractional share of Newco Common Stock pursuant to the Merger or the Univisa Contribution, cash adjustments will be paid to holders in respect of any fractional share of Newco Common Stock that would otherwise be issuable, and the amount of such cash adjustment shall be equal to the product of such fractional amount and the Standard Cash Consideration.

  (d) Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Newco Common Stock) that remains unclaimed by the former stockholders of PAS six months after the Effective Time shall be delivered to Newco. Any former stockholder of PAS who has not theretofore complied with this Article II shall thereafter look only to Newco for payment of the consideration payable on account of the Univisa Contribution or the Merger, as the case may be, cash in lieu of fractional shares and unpaid dividends and distributions on the Newco Common Stock deliverable in respect of each share such stockholder holds as determined pursuant to this Agreement, in each case without any interest thereon.

  (e) None of HCI, its Affiliates, PAS, Newco, the Exchange Agent or any other person shall be liable to any former holder of Shares or shares of Class B Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

  (f) In the event that any Share Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Share Certificate to be lost, stolen or destroyed and, if required by Newco, the posting by such person of a bond in such reasonable amount as Newco may direct as indemnity against any claim that may be made against it with respect to such Share Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Share Certificate the applicable Merger Consideration, cash in lieu of fractional shares, and unpaid dividends and distributions on Shares as provided in this Section 2.5, deliverable in respect thereof pursuant to this Merger Agreement.

  SECTION 2.6. Certain Additional Prorations. In the event that the aggregate number of shares of Newco Common Stock for which Value Units were to be exchanged pursuant to Section 1.2(a) of the Univisa Contribution Agreement would otherwise be less than seven million five hundred thousand (7,500,000) (after giving effect to the any prorations pursuant to Section 2.4, if applicable), then notwithstanding anything to the contrary contained in this Merger Agreement or in the Univisa Contribution Agreement, (i) a number of Value Units equal to seven million five hundred thousand (7,500,000) minus the aggregate number of shares of Newco Common Stock for which Value Units would otherwise be exchanged pursuant to Section 1.2(a) of the Univisa Contribution Agreement (after giving effect to any prorations pursuant to Section 2.4(a), if applicable) (such difference, the "SPOT Difference") shall be exchanged for Newco Common Stock (after giving effect to any prorations pursuant to Section 2.4, if applicable), (ii) the aggregate amount of cash for which Value Units were otherwise to be exchanged pursuant to Section 1.2(a) of the Univisa Contribution Agreement (after giving effect to any prorations pursuant to Section 2.4, if applicable) shall be reduced by an amount equal to the product of the SPOT Difference and the Standard Cash Consideration, and (iii) the aggregate amount of cash, and shares of Newco Common Stock, if any, received by holders on account of Shares for which Cash Elections or Stock Elections had been made shall be adjusted in accordance with Section 2.4 first to distribute the additional cash made available because of the adjustment described in subsection (ii) above with respect to Shares for which a Cash Election had been made but for which sufficient cash was not available and second to distribute the additional shares of Newco Common Stock made available because of such reallocation of cash with respect to Shares for which Stock Elections had been made but for which sufficient shares of Newco Common Stock were not available.

                                  ARTICLE III

                           TERMINATION AND AMENDMENT

  SECTION 3.1. Termination. Notwithstanding the approval and adoption of this Merger Agreement by the stockholders of PAS and Merger Sub, respectively, this Merger Agreement shall terminate forthwith in the event that the Reorganization Agreement shall be terminated as therein provided. In the event of the termination of this Merger Agreement as provided above, this Merger Agreement shall forthwith become void and there shall be no liability on the part of any of the parties hereto except as otherwise provided in the Reorganization Agreement.

  SECTION 3.2. Amendment. This Merger Agreement shall not be amended other than pursuant to an amendment to the Reorganization Agreement approved in the manner therein provided. If any such amendment to the Reorganization Agreement is so approved, to the fullest extent permitted by law any amendment to this Merger Agreement required by such amendment to the Reorganization Agreement shall be effected by the parties hereto by action taken by their respective Boards of Directors.

                                  ARTICLE IV

                                 MISCELLANEOUS

  SECTION 4.1. Governing Law. This Merger Agreement shall be governed by the laws of the State of Delaware.

  SECTION 4.2. Counterparts. This Merger Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

  SECTION 4.3. Necessary Filings and Acts. PAS and Merger Sub agree that they will cause to be executed and filed and recorded any document or documents prescribed by the laws of the State of Delaware (and, if necessary, the laws of any other State), and that they will cause to be performed all necessary acts within the State of Delaware and elsewhere to effectuate the Merger.

  SECTION 4.4. Authorization. The Board of Directors and the proper officers of Merger Sub and of PAS are hereby authorized, empowered and directed to do any and all acts and things, and to make, execute, deliver, file, and record any and all instruments, papers and documents which shall be or become necessary, proper or convenient to carry out or put into effect any provisions of this Merger Agreement.

  IN WITNESS WHEREOF, the parties hereto have caused this Merger Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

                                          PANAMSAT CORPORATION

                                          By:
                                             /s/ Frederick A. Landman
                                             ----------------------------------
                                             Name: Frederick A. Landman
                                             Title: President

                                          PAS MERGER CORP.

                                          By:
                                             /s/ Charles H. Noski
                                             ----------------------------------
                                             Name: Charles H. Noski
                                             Title: President

                                          MAGELLAN INTERNATIONAL, INC.

                                          By:
                                             /s/ Charles H. Noski
                                             ----------------------------------
                                             Name: Charles H. Noski
                                             Title: President

                                                                      APPENDIX C

--------------------------------------------------------------------------------

                   STOCK CONTRIBUTION AND EXCHANGE AGREEMENT

                                  BY AND AMONG

                              GRUPO TELEVISA, S.A.

                                  AS "PARENT"

                                      AND

                             SATELLITE COMPANY, LLC

                                AS "CONTRIBUTOR"

                                      AND

                          MAGELLAN INTERNATIONAL, INC.

                                   AS "NEWCO"

                                      AND

                          HUGHES COMMUNICATIONS, INC.

                                    AS "HCI"

                         DATED AS OF SEPTEMBER 20, 1996

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
                                   ARTICLE I

 Contribution and Exchange of Stock......................................  C-2
  1.1  Contribution and Exchange of Stock...............................   C-2
  1.2  Consideration for Stock..........................................   C-2

                                   ARTICLE II

 Closing.................................................................  C-3
  2.1  Closing..........................................................   C-3
  2.2  Documents to be Delivered........................................   C-3

                                  ARTICLE III

 Representations and Warranties of the Contributing Group................  C-3
  3.1  Organization, Standing and Power.................................   C-3
  3.2  Capital Structure................................................   C-4
  3.3  Authority; No Violations; Consents and Approvals.................   C-5
  3.4  Univisa Financial Statements.....................................   C-6
  3.5  Parent Financial Statements......................................   C-6
  3.6  No Adverse Change................................................   C-7
  3.7  Compliance with Laws.............................................   C-7
  3.8  Litigation.......................................................   C-7
  3.9  Taxes............................................................   C-7
  3.10 Material Contracts...............................................   C-8

                                   ARTICLE IV

 Representations and Warranties of the Newco Group.......................  C-8
  4.1  Organization, Standing and Power.................................   C-8
  4.2  Authority; No Violation Consents and Approvals...................   C-9
  4.3  Certain Representations..........................................  C-10

                                   ARTICLE V

 Covenants Between Signing and Closing................................... C-10
  5.1  Interim Operations of Univisa and the Subsidiaries...............  C-10
  5.2  Interim Operations of the Newco Group............................  C-11
  5.3  Access to Information............................................  C-11
  5.4  Legal Conditions, Filings and Consents...........................  C-11
  5.5  Notices of Certain Events........................................  C-12
  5.6  Publicity........................................................  C-12
  5.7  Further Action...................................................  C-12
  5.8  Rights to "Univisa" Name.........................................  C-12
  5.9  Statement of Liabilities.........................................  C-12
  5.10 Trustee..........................................................  C-14

                                   ARTICLE VI

 Conditions.............................................................. C-14
  6.1  Conditions to Each Party's Obligation to Effect the Univisa
        Contribution....................................................  C-14
  6.2  Additional Conditions to Obligations of the Contributing Group...  C-14
  6.3  Additional Conditions to Obligations of the Newco Group..........  C-15

                                                                            PAGE
                                                                            ----
                                  ARTICLE VII

 Actions by the Contributing Group and the Newco Group After the Closing... C-16
  7.1  Books and Records..................................................  C-16
  7.2  Further Assurances.................................................  C-17
  7.3  Tax Reporting of Univisa Contribution..............................  C-17
  7.4  No Dissolution, Etc; Capital Structure.............................  C-17
  7.5  Confidentiality....................................................  C-17

                                  ARTICLE VIII

 Indemnification........................................................... C-18
  8.1  Survival and Time Limitations......................................  C-18
  8.2  Indemnification....................................................  C-18

                                   ARTICLE IX

 Termination and Amendment................................................. C-22
  9.1  Termination........................................................  C-22
  9.2  Effect of Termination..............................................  C-23
  9.3  Amendment..........................................................  C-23
  9.4  Extension; Waiver..................................................  C-23

                                   ARTICLE X

 General Provisions........................................................ C-23
 10.1  Termination of Confidentiality Agreement...........................  C-23
 10.2  Expenses...........................................................  C-23
 10.3  Notices............................................................  C-24
 10.4  Interpretation.....................................................  C-25
 10.5  Entire Agreement...................................................  C-25
 10.6  Assignment.........................................................  C-25
 10.7  Governing Law......................................................  C-25
 10.8  Severability.......................................................  C-25
 10.9  Service of Process; Consent to Jurisdiction........................  C-26
 10.10 Injunctive Relief..................................................  C-26
 10.11 Arbitration........................................................  C-26
 10.12 Attorneys' Fees....................................................  C-26
 10.13 Cumulative Remedies................................................  C-26
 10.14 Counterparts.......................................................  C-27
 10.15 Investment Representations.........................................  C-27

                        DEFINITION CROSS-REFERENCE TABLE

TERM                                                                  SECTION
----                                                                 ----------
Agreement........................................................... Preamble
Asset Contribution.................................................. Recitals
Balance Sheet....................................................... 3.4
Balance Sheet Date.................................................. 3.4
Bankruptcy Exception................................................ 3.3(a)
Cash Election....................................................... 1.2(a)(iii)
Claim............................................................... 8.2(f)
Claim Notice........................................................ 8.2(f)
Class B Common Stock................................................ Recitals
Closing............................................................. 2.1
Closing Date........................................................ 2.1
Collateral Agreements............................................... 1.2(b)
Collateral Trust Agreement.......................................... 1.2(b)
Contributing Group.................................................. Preamble
Contributing Group Violation........................................ 3.3(b)
Contributor......................................................... Preamble
Contributor's Refund................................................ 8.2(e)
Code................................................................ Recitals
Damages............................................................. 8.2(a)(i)
Distributed Assets.................................................. 5.1(c)
Distributees........................................................ 5.1(c)
Distribution Agreements............................................. 5.1(c)
Distributions....................................................... 5.1(c)
Exchange Act........................................................ 3.3(c)
FCC................................................................. 3.7(a)
Financial Statements................................................ 3.4
GAAP................................................................ 3.4
Galaxy.............................................................. Recitals
Governmental Entity................................................. 3.3(c)
HCI................................................................. Preamble
HSR Act............................................................. 3.3(c)
Hughes Parties...................................................... Recitals
JAMS................................................................ 10.11
Known Liabilities Estimate.......................................... 5.9(a)
Law................................................................. 3.7(a)
Liability........................................................... 5.1(b)
Liens............................................................... 1.1
Material Contract................................................... 3.10
Merger.............................................................. Recitals
Merger Sub.......................................................... Recitals
Mexican GAAP........................................................ 3.5
Newco............................................................... Preamble
Newco Group......................................................... Preamble
Newco Group Violation............................................... 4.2(b)
PanAmSat............................................................ Recitals
Parent.............................................................. Preamble
Parent Balance Sheet................................................ 3.5
Parent Balance Sheet Date........................................... 3.5
Parent Distributees................................................. 5.1(c)

TERM                                                                   SECTION
----                                                                  ---------
Parent Financial Statements.......................................... 3.5
Permits.............................................................. 3.7(b)
Pledge Agreement..................................................... 1.2(b)
Post Closing Periods................................................. 8.2(c)
Pre-Closing Portion of a Straddle Period............................. 8.2(c)
Pre-Closing Periods.................................................. 8.2(a)(ii)
Principal Stockholders Agreement..................................... 3.2(c)
Reorganization Agreement............................................. Recitals
Required Expenditures................................................ 5.1(c)
SEC.................................................................. 3.2(c)
Securities Act....................................................... 10.15(b)
Standard Cash Consideration.......................................... 1.2(a)(i)
Standard Election.................................................... 1.2(a)(i)
Statement of Liabilities............................................. 5.9(a)
Stock Election....................................................... 1.2(a)(ii)
Straddle Periods..................................................... 8.2(c)
Subsidiary........................................................... 3.2(f)
Tax Matter........................................................... 8.2(g)(ii)
Transaction Liabilities.............................................. 5.1(d)
Trustee.............................................................. 1.2(b)
Trust Holdback....................................................... 1.2(b)
Univisa.............................................................. Recitals
Univisa Contribution................................................. 1.1
Univisa Stock........................................................ 3.2(a)
USHI................................................................. Recitals
USHI Stock........................................................... 3.2(b)
Value Unit........................................................... 1.1(a)
Value Unit Consideration............................................. 1.2(a)

                   STOCK CONTRIBUTION AND EXCHANGE AGREEMENT

  This STOCK CONTRIBUTION AND EXCHANGE AGREEMENT (this "Agreement"), dated as of September 20, 1996, is entered into by and among Grupo Televisa, S.A., a corporation (sociedad anonima) organized under the laws of Mexico ("Parent"), and Satellite Company, LLC, a Nevada limited liability company ("Contributor," and together with Parent, the "Contributing Group"), and Magellan International, Inc., a Delaware corporation ("Newco") and Hughes Communications, Inc., a California corporation ("HCI," and together with Newco, the "Newco Group").

                                   RECITALS

  A. The respective Boards of Directors of HCI, Hughes Communications Galaxy, Inc., a California corporation ("Galaxy") and certain other subsidiaries of HCI (together with HCI and Galaxy, the "Hughes Parties") and PanAmSat Corporation, a Delaware corporation ("PanAmSat"), have approved, and deem it advisable and in the best interests of their respective companies and stockholders to consummate the reorganization provided for pursuant to an Agreement and Plan of Reorganization dated as of the date hereof by and between, among others, Galaxy and PanAmSat (the "Reorganization Agreement").

  B. As a condition and inducement to the Hughes Parties and PanAmSat to enter into the Reorganization Agreement (and effect the transactions contemplated thereby), concurrently with the execution and delivery thereof, each member of the Contributing Group and the Newco Group are entering into this Agreement.

  C. Pursuant to the Reorganization Agreement, Newco will acquire the business of Galaxy and the business of PanAmSat by: (i) HCI causing the contribution of assets and liabilities comprising the business of Galaxy to Newco in exchange for shares of common stock of Newco (the "Asset Contribution"), (ii) Contributor contributing its capital stock of Univisa, Inc., a Delaware corporation ("Univisa"), which owns all of the outstanding stock of Univisa Satellite Holdings, Inc., a Delaware corporation ("USHI"), which owns all of the Class B Common Stock, par value $.01 per share, of PanAmSat (the "Class B Common Stock"), to Newco in exchange for the consideration set forth in
Section 1.2 and (iii) the merger of a Delaware corporation ("Merger Sub"), with and into PanAmSat, with PanAmSat remaining as the surviving corporation (the "Merger").

  D. For federal income tax purposes, it is intended that the Asset Contribution, the Univisa Contribution (as defined in Section 1.1) and the Merger, together qualify as an exchange under the provisions of Section 351 of the United States Internal Revenue Code of 1986, as amended (the "Code").

  E. In addition to the common stock of USHI, Univisa owns other assets and Subsidiaries (as defined in Section 3.2), and as a condition to the consummation of the transactions contemplated hereby, has agreed to distribute all of its assets, Subsidiaries and Liabilities (as defined in Section 5.1(b)) (other than the stock of USHI, the Class B Common Stock and cash to pay certain costs, expenses and Liabilities allocated to Univisa under this Agreement) prior to the Closing (as defined in Section 2.1).

  F. As a condition to the consummation of the transactions contemplated hereby, the Contributing Group has agreed to indemnify forever the Newco Group against any and all Liabilities to be distributed prior to the Closing.

                                   AGREEMENT

  In consideration of the foregoing and the mutual promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

                                   Article I

                      Contribution and Exchange of Stock

  1.1 Contribution and Exchange of Stock. Upon the terms and subject to the conditions contained herein, Contributor will contribute, convey, transfer, assign and deliver to Newco, and Newco will acquire on the Closing Date, all of the outstanding Univisa Stock (as defined in Section 3.2(a)), free and clear of any claim, lien, pledge, option, charge, security interest, encumbrance or other rights of third parties of any nature whatsoever ("Liens") (the "Univisa Contribution").

  1.2 Consideration for Stock.

  (a) Upon the terms and subject to the conditions contained herein, as consideration for the Univisa Contribution, promptly after the Allocation Determination, Newco shall, subject to Section 1.2(c), distribute to Contributor consideration with an aggregate value deemed by the parties as of the date hereof to be equal to the product of $30 multiplied by the number of shares of Class B Common Stock owned by USHI immediately prior to the Effective Time (the "Value Unit Consideration"), which shall be divided into units with a deemed value of $30 each (each such unit, a "Value Unit"), each such Value Unit to be exchanged at the election of Contributor for one of the following (subject to Section 4.6 of the Reorganization Agreement):

    (i) for each Value Unit with respect to which a written election to receive a combination of Newco Common Stock and cash has been delivered by Contributor to Newco no later than the Election Deadline (a "Standard Election"), the right to receive (x) an amount in cash equal to one-half ( 1/2) of the Standard Cash Consideration plus (y) one-half ( 1/2) share of Newco Common Stock; or

    (ii) except as otherwise provided in Section 4.4 of the Reorganization Agreement, for each such Value Unit with respect to which a written election to receive solely Newco Common Stock has been delivered by Contributor to Newco no later than the Election Deadline (a "Stock Election"), the right to receive one (1) share of Newco Common Stock; or

    (iii) except as otherwise provided in Section 4.4 of the Reorganization Agreement, for each such Value Unit with respect to which a written election to receive solely cash has been delivered by Contributor to Newco no later than the Election Deadline (a "Cash Election"), the right to receive the Standard Cash Consideration.

  (b) Immediately upon the receipt of the consideration specified in Section 1.2, (a) seven million five hundred thousand (7,500,000) shares of Newco Common Stock received by Contributor shall be repurchased by Newco for $225 million in cash.

  (c) The Trust Holdback shall be deducted from the Value Unit Consideration. For purposes of this Section 1.2, the "Trust Holdback" shall be an amount in cash equal to the sum of (i) an amount equal to the Known Liabilities Estimate (as defined in Section 5.9) and (ii) $25 million, and five million (5,000,000) shares of Newco Common Stock, provided, however, that if the Contributor shall have received less than twelve million five hundred thousand (12,500,000) shares of Newco Common Stock as consideration for the Univisa Contribution, the Trust Holdback shall include all of the shares of Newco Common Stock received by Contributor after giving effect to the repurchase of shares of Newco Common Stock pursuant to Section 1.2(b) and the amount of cash shall be increased by an amount equal to the product of (a) the difference between five million (5,000,000) and the number of shares of Newco Common Stock received by the Contributor after giving effect to the repurchase of shares of Newco Common Stock pursuant to Section 1.2(b) and (b) the Standard Cash Consideration. At the time the Contributor receives the Value Unit Consideration, Newco shall, pursuant to a Collateral Trust Agreement substantially in the form attached hereto as Exhibit A (the "Collateral Trust Agreement") and a Pledge and Security Agreement substantially in the form attached hereto as Exhibit B (the "Pledge Agreement," and together with the Collateral Trust Agreement, the "Collateral Agreements"), assign and deliver the Trust Holdback to the trustee named therein (the "Trustee"), pending the determination of Parent's and Contributor's indemnification obligations, if any, as set forth in Section
8.2. Capitalized terms used in this Section 1.2 without meaning shall have the meanings assigned to such terms in the Reorganization Agreement.

                                  Article II

                                    Closing

  2.1 Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Article IX, the closing of the Univisa Contribution shall occur immediately after the consummation of the Asset Contribution and immediately before, and on the same day as, the consummation of the Merger (the "Closing Date"), at the offices of Chadbourne & Parke LLP, 30 Rockefeller Plaza, New York, NY 10112, unless another date, time or place is agreed to in writing by the parties hereto (the "Closing").

  2.2 Documents to be Delivered. To effect the Univisa Contribution, Contributor and Newco shall, on the Closing Date, deliver the following:

    (a) Contributor shall deliver to Newco certificate(s) evidencing all of the outstanding shares of the Univisa Stock, free and clear of any Liens, duly endorsed in blank for transfer or accompanied by stock powers duly executed in blank.

    (b) Each party shall each deliver all documents required to be delivered pursuant to Article VI.

    (c) All instruments and documents executed and delivered to Newco pursuant hereto shall be in form and substance, and shall be executed in a manner, reasonably satisfactory to Newco. All instruments and documents executed and delivered to Contributor pursuant hereto shall be in form and substance, and shall be executed in a manner, reasonably satisfactory to Contributor.

                                  Article III

           Representations and Warranties of the Contributing Group

  Each member of the Contributing Group represents and warrants as of the date hereof, on a joint and several basis, to each member of the Newco Group as follows:

  3.1 Organization, Standing and Power. Each member of the Contributing Group, Univisa and each Subsidiary (as defined in Section 3.2) of Univisa is duly organized, validly existing and (if applicable) in good standing under the laws of its respective jurisdiction of formation, has all requisite power and authority necessary to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified, and in good standing to own, lease and operate its properties and to conduct business in each jurisdiction, domestic and foreign, in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify or be in good standing would not have a material adverse economic impact on the assets or business of such member of the Contributing Group, Univisa and the Subsidiaries of Univisa, taken as a whole, or impair the right or ability of the parties hereto to consummate the transactions contemplated hereby. Each member of the Contributing Group, Univisa and each Subsidiary of Univisa has heretofore made available true, complete and correct copies of its Certificate of Incorporation and Bylaws (or other organizational documents, as appropriate) as currently in effect together with all amendments thereto. No resolution has been adopted to amend any of such Certificates of Incorporation or Bylaws (or other organizational documents, as appropriate) except as expressly called for by this Agreement. No member of the Contributing Group, Univisa nor any Subsidiary of Univisa (i) has been dissolved, adopted resolutions to dissolve or acted in any way to accomplish, request or approve such dissolution, (ii) is a party to any merger or (iii) has been declared bankrupt, and, to each such entity's knowledge, no action or request is pending to declare it bankrupt. Contributor has made available to Newco minute books for each of Univisa and its Subsidiaries which contain complete and accurate records in all material respects of all meetings, or consents in lieu thereof, of the shareholders and the Board of Directors (including committees thereof) of each such entity since its date of formation.

  3.2 Capital Structure.

  (a) Univisa has authorized 100 shares of Common Stock, $1.00 par value per share, 100 shares of which are issued and outstanding (some of which may be redeemed by Univisa prior to the Closing) (the "Univisa Stock"), and no shares of preferred stock. All of the outstanding shares of Univisa Stock are owned by Contributor of record and beneficially, free and clear of any Liens.

  (b) USHI has authorized 100 shares of Common Stock, $1.00 par value per share, 10 shares of which are issued and outstanding (the "USHI Stock"), and no shares of preferred stock. All of the outstanding shares of USHI Stock are owned by Univisa of record and beneficially, free and clear of any Liens.

  (c) All of the shares of the Univisa Stock and the USHI Stock are validly issued, fully paid and nonassessable and no such shares are subject to preemptive or other similar rights. Other than the Subsidiaries set forth on
Schedule 3.2(e), USHI and the Class B Common Stock, neither Univisa nor USHI
(i) beneficially owns any capital shares or has any other record or beneficial equity or other ownership or interest in any corporation, partnership, joint venture, association or other entity or business enterprise or (ii) has any commitment to contribute to the capital of, make loans to, or share the losses of any person or entity. Except as set forth in Sections 3.2(a) or (b), there are outstanding: (i) no shares of capital stock or other voting securities of Univisa or USHI authorized, issued or outstanding; (ii) no securities convertible into, or exchangeable or exercisable for, shares of capital stock or other voting securities of Univisa or USHI; and (iii) no options, warrants, calls, rights (including preemptive rights), commitments or agreements obligating either member of the Contributing Group, Univisa or any Subsidiary of Univisa to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or other voting securities of Univisa or USHI, or obligating Univisa or USHI to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. Except as set forth on
Schedule 3.2(c), there are not any stockholder agreements, voting trusts or other agreements or understandings to which either member of the Contributing Group, Univisa or any Subsidiary of Univisa is a party or by which it is bound relating to the voting of any shares of the capital stock of Univisa or USHI. There are no restrictions on Univisa to vote the stock of USHI other than the Principal Stockholders Agreement dated as of the date hereof, by and between HCI, Galaxy, Contributor, the holders of Class A Common Stock of PanAmSat and the Trustee of the Voting Trust of certain holders of Class A Common Stock of PanAmSat (the "Principal Stockholders Agreement"). No person or entity has any rights to cause either member of the Contributing Group, Univisa or any Subsidiary of Univisa to register with the United States Securities and Exchange Commission (the "SEC") any securities of Univisa or USHI.

  (d) USHI is the record and beneficial owner of 100% of the issued and outstanding shares of Class B Common Stock, free and clear of any Liens. As of the date hereof, there is a total of 40,459,431 shares of Class B Common Stock issued and outstanding. All of the shares of Class B Common Stock owned by USHI are validly issued, fully paid and nonassessable and no such shares are subject to preemptive or other similar rights. Except as set forth in this
Section 3.2(d), there are outstanding: (i) no securities of either member of the Contributing Group, Univisa or any Subsidiary of Univisa convertible into, or exchangeable or exercisable for, shares of Class B Common Stock; and (ii) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which either member of the Contributing Group, Univisa or any Subsidiary of Univisa is a party or by which it is bound, in any case obligating either member of the Contributing Group, Univisa or any Subsidiary of Univisa to deliver, sell, purchase, redeem or acquire, or cause to be delivered, sold, purchased, redeemed or acquired, additional shares of Class B Common Stock, or obligating either member of the Contributing Group, Univisa or any Subsidiary of Univisa to grant, extend or enter into any such option, warrant, call, right, convertible security, commitment or agreement. Except as set forth in the Principal Stockholders Agreement, there are not any stockholder agreements, voting trusts or other agreements or understandings to which either member of the Contributing Group, Univisa or any Subsidiary of Univisa is a party or by which it is bound relating to the voting of any shares of the Class B Common Stock. Except for the Principal Stockholders Agreement, there are no restrictions on USHI to vote the shares of the Class B Stock. No person has any rights to cause either member of the Contributing Group, Univisa or any Subsidiary of Univisa to register with the SEC any shares of the Class B Common Stock. All of the outstanding shares of Class B Common Stock are owned by USHI free and clear of any Liens. The execution and delivery of this Agreement will not cause, directly or indirectly, any of the shares of the Class B Common Stock to be converted into any other capital stock of PanAmSat.

  (e) Schedule 3.2(e) sets forth a complete and accurate list of each Subsidiary of Univisa as of the date hereof, each of which is, as of the date hereof, directly or indirectly, wholly-owned by Univisa, free and clear of any Liens. Schedule 3.2(e) also contains the jurisdiction of incorporation or organization of each Subsidiary of Univisa as of the date hereof, each jurisdiction in which such Subsidiary is qualified to do business and the number of shares of such Subsidiary outstanding.

  (f) As used in this Agreement, the word "Subsidiary," with respect to any party, means, as of any date of determination, any corporation, partnership, joint venture or other organization, whether incorporated or unincorporated, of which, as of such date of determination: (i) such party or any other Subsidiary of such party is a general partner; (ii) voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, partnership, joint venture or other organization is held by such party or by any one or more of its Subsidiaries, or by such party and any one or more of its Subsidiaries; or (iii) more than 50% of all classes of equity securities is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and any one or more of its Subsidiaries.

  3.3 Authority; No Violations; Consents and Approvals.

  (a) Each member of the Contributing Group has all requisite power and authority to execute and deliver this Agreement and the Collateral Agreements and to perform its obligations hereunder and thereunder and to effect the transactions contemplated hereby and thereby. The execution, delivery and performance of each of this Agreement and the Collateral Agreements and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of each member of the Contributing Group. This Agreement has been, and each of the Collateral Agreements, will be, duly executed and delivered by each member of the Contributing Group, and assuming that each of this Agreement and the Collateral Agreements constitutes the valid and binding agreement of each member of the Newco Group, and assuming the consents, approvals, authorizations or permits and filings or notifications referred to in paragraph (c) of this Section 3.3 are duly and timely obtained or made, constitutes (or, with respect to each of the Collateral Agreements, will constitute when executed and delivered) a valid and binding obligation of each member of the Contributing Group enforceable in accordance with its terms except that the enforcement hereof and thereof may be limited by (a) bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and (b) general "principles of equity" (regardless of whether enforceability is considered in a proceeding at law or in equity) (the foregoing exception, the "Bankruptcy Exception").

  (b) The execution, delivery and performance by each member of the Contributing Group of each this Agreement and the Collateral Agreements does not, and the consummation by each member of the Contributing Group of the transactions contemplated hereby and thereby will not, (x) conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a material Lien on assets or property, or right of first refusal with respect to any material asset or property (any such conflict, violation, default, right of termination, cancellation or acceleration, loss, creation or right of first refusal, a "Contributing Group Violation"), pursuant to any provision of the respective Certificate of Incorporation or Bylaws or equivalent constituent document of either member of the Contributing Group or, (y) except as to which requisite waivers or consents have been obtained and, except as set forth on Schedule 3.3(b) hereto and assuming the consents, approvals, authorizations or permits and filings or notifications referred to in paragraph (c) of this Section 3.3 are duly and timely obtained or made, result in any Contributing Group Violation of any material loan or credit agreement, note, mortgage, indenture, lease, or other material agreement, obligation, instrument, Permit (as defined in Section 3.7(b)), judgment, order, decree or Law applicable to either member of the Contributing Group or any of their respective properties or assets; provided, however, that nothing in this Section 3.3 will be deemed to constitute a representation or warranty by either member of the Contributing Group as to any antitrust law or requirement.

  (c) No consent, approval, order or authorization of, or registration, declaration or filing with, notice to, or permit from any legislative, executive, judicial, regulatory or other governmental or quasi-governmental authority, instrumentality or body, whether domestic or foreign, local, state, federal or other, including any administrative agency, commission or court ("Governmental Entity"), is required by or with respect to either member of the Contributing Group in connection with the execution and delivery by either member of the Contributing Group of this Agreement or any of the Collateral Agreements, or the consummation by either member of the Contributing Group of the transactions contemplated hereby and thereby, which if not obtained or made would have a material adverse economic impact on the assets or business of such member, or a member of the Newco Group, or would have a material adverse effect on either member of the Contributing Group's ability to consummate the transactions contemplated hereby, except for: (A) the filing of a premerger notification and report form by the Contributing Group under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended and the rules and regulations thereunder (the "HSR Act") and the expiration or termination of the applicable waiting period thereunder; (B) the filing with the SEC of such reports under and such other compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), as may be required in connection with this Agreement and the Collateral Agreements and the transactions contemplated hereby and thereby; and (C) such filings and approvals as may be required by any applicable state securities or, "blue sky" laws.

  3.4 Univisa Financial Statements. The Financial Statements have been prepared from, and are in accordance with, the books and records of Univisa and its consolidated Subsidiaries and were prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, in accordance with applicable requirements of GAAP the consolidated financial position of Univisa and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Univisa and its consolidated Subsidiaries for the periods presented therein. The books and all other financial records of Univisa and each of its Subsidiaries are complete and correct in all material respects. "Financial Statements" shall mean the audited Balance Sheet, Consolidated Statements of Income and Consolidated Statements of Stockholder's Equity for Univisa and its consolidated Subsidiaries for the three year period ended as of the Balance Sheet Date, together with the notes thereon and the related unqualified report of Coopers & Lybrand, Univisa's certified public accountants, previously delivered to each member of the Newco Group. "Balance Sheet" shall mean the Consolidated Balance Sheet of Univisa as of December 31, 1995, previously delivered to each member of the Newco Group. "Balance Sheet Date" shall mean December 31, 1995.

  3.5 Parent Financial Statements. The Parent Financial Statements have been prepared from, and are in accordance with, the books and records of Parent and its consolidated Subsidiaries and were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and present fairly, in all material respects, in accordance with applicable requirements of Mexican GAAP the consolidated financial position of Parent and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Parent and its consolidated Subsidiaries for the periods presented therein. The books and all other financial records of Parent and each of its Subsidiaries are complete and correct in all material respects. "Parent Financial Statements" shall mean the audited Parent Balance Sheet, Consolidated Statements of Income, Consolidated Statements of Changes in Stockholder's Equity and Consolidated Statements of Changes in Financial Position for Parent and its consolidated Subsidiaries for the three year period ended as of the Parent Balance Sheet Date, together with the notes thereon and the related unqualified report of Coopers & Lybrand Despacho Roberto Casas Alatriste, Parent's certified public accountants, previously delivered to each member of the Newco Group. "Parent Balance Sheet" shall mean the Consolidated Balance Sheet of Parent as of December 31, 1995, previously delivered to each member of the Newco Group. "Parent Balance Sheet Date" shall mean December 31, 1995.

  3.6 No Adverse Change. Since the Parent Balance Sheet Date to the date hereof, there has been no change in the financial condition, results of operation, business or assets of Parent which materially adversely affects the ability of Parent to perform its obligations under this Agreement or any of the Collateral Agreements.

  3.7 Compliance with Laws.

  (a) The businesses of Univisa and its Subsidiaries have not been and are not being conducted in material violation of any Law. No material investigation or review by any Governmental Entity with respect to Univisa, any of its Subsidiaries or their respective businesses is pending or, to the knowledge of the Contributing Group, threatened and neither Univisa nor any of its Subsidiaries has received any written citation or notification alleging any material violation of any Law or Permit with respect to which all necessary corrective action has not been taken. "Law" shall mean any applicable domestic or foreign, federal, state or local laws, statutes, regulations, rules, codes, ordinances, orders and governmental licenses, franchises, permits and governmental authorizations enacted, adopted, issued or promulgated by any Governmental Entity (including those pertaining to communications, broadcasting, consumer protection, building, zoning, environmental and occupational safety and health requirements and all requirements of the Communications Act of 1934, as amended, or any successor statute, and the rules and regulations of the Federal Communication Commission (the "FCC")) or common law.

  (b) Univisa and its Subsidiaries possess, as of the date hereof, all material permits, licenses, franchises, approvals, certificates, concessions, privileges, immunities, consents or other authorizations issued or authorized or required to be issued by any Governmental Entity (collectively, "Permits") necessary to allow Univisa and its Subsidiaries to own or lease their assets and to lawfully conduct their respective businesses.

  (c) Neither Univisa or its Subsidiaries, nor any of their respective employees are officials or officers of any Governmental Entity or any political party, and neither Univisa nor any of its Subsidiaries or affiliates has taken, is taking or will take, or has allowed or will allow on its behalf to be taken, any action which violated or would violate the United States Foreign Corrupt Practices Act of 1977, the U.S. Export Administration Act, as amended, or any laws of any jurisdiction to which such party or person is subject, relating in each case to payments for the purpose of influencing an act or decision of a government agency or official; provided, however, that nothing in this sentence shall be deemed to subject any party or person to any law to which such party or person would not otherwise be subject. Each of Univisa and its Subsidiaries is in material compliance with all domestic and foreign laws restricting or regulating the export of technology to foreign countries.

  3.8 Litigation. Except as disclosed on Schedule 3.8, there is no suit, action or proceeding pending or, to either member of the Contributing Group's knowledge, threatened against or affecting Univisa or any of its Subsidiaries, nor is there any written judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Univisa or any of its Subsidiaries.

  3.9 Taxes. Each of Univisa and its Subsidiaries has timely filed (or has obtained timely extensions for) all tax returns required to be filed by such party completely and accurately in all material respects and has timely paid (or Univisa has paid on behalf of any such Subsidiary), or has established an adequate reserve for the payment of, all material taxes which are required to be paid in respect of the taxable period reflected in such returns or for periods since the most recent date on which a return was filed. All taxes shown to be due on the tax returns that have been filed by Univisa and each of its Subsidiaries have been timely paid. Except as provided on Schedule 3.9, neither Univisa nor any of its Subsidiaries has waived any statute of limitations in respect of taxes of Univisa or any of its Subsidiaries. Except as set forth in Schedule 3.9, none of the tax returns filed by Univisa or any of its Subsidiaries has been examined by any taxing authority, and no audit, action, proceeding or assessment is pending or, to either member of the Contributing Group's knowledge, threatened by any taxing authority against Univisa or any of its Subsidiaries. All material taxes which Univisa or any of its Subsidiaries is required by law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued, reserved against and entered on the books of Univisa. There are no material Liens for taxes (other than for current taxes not yet due and payable) on the assets of Univisa or any of its Subsidiaries. Neither Univisa nor any of its Subsidiaries has any gains from intercompany transactions (within the meaning of the consolidated return regulations of the Code) which will be recognized after the Closing Date. Univisa has previously delivered or made available true and complete copies of its federal income tax returns for each of the fiscal years ended December 31, 1992 through December 31, 1995. Except as set forth on Schedule 3.9, neither Univisa nor any of its Subsidiaries is a party to or bound by any agreement providing for the allocation or sharing of taxes with any entity which is not, either directly or indirectly, a Subsidiary of Univisa. Neither Univisa nor any of its Subsidiaries has filed or is required to file a consent pursuant to or agreed to the application of Section 341(f) of the Code. Univisa is not a "United States real property holding corporation" as defined in Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. For the purpose of this Agreement, the term "tax" (and, with correlative meaning, the terms "taxes" and "taxable") shall include all federal, state, local and foreign income, profits, franchise, gross receipts, payroll, sales, employment, use, property, withholding, excise and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts.

  3.10 Material Contracts. Univisa has provided or made available to each member of the Newco Group or its independent auditors (i) true and complete copies of all Material Contracts, or (ii), with respect to such Material Contracts that have not been reduced to writing, a written description thereof, each of which is listed on Schedule 3.10. Except as set forth on
Schedule 3.10, neither Univisa nor any of its Subsidiaries is, or has received any notice that, nor does the Contributing Group have any knowledge that, any other party is in default in any respect under any such Material Contract. As used in this Agreement, the term "Material Contract" means, as to any person or entity, all written contracts, agreements, commitments, arrangements, leases (including with respect to personal property), policies and other instruments to which it or any of its Subsidiaries is a party or by which it or any such Subsidiary is bound (other than intercompany arrangements which will be cancelled, and for which mutual releases will be granted with respect thereto, prior to the Closing) which, when assuming that all options to renew or extend are exercised, (x) require payments to be made, individually or in the aggregate, in excess of $1,000,000 per year for goods and/or services, or
(y) do not by their terms expire and are not subject to termination within six months from the date of the execution and delivery thereof and require payments to be made, individually or in the aggregate, in excess of $1,000,000.

                                  Article IV

               Representations and Warranties of the Newco Group

  Each member of the Newco Group represents and warrants as of the date hereof, on a joint and several basis, to each member of the Contributing Group as follows:

  4.1 Organization, Standing and Power. Each member of the Newco Group is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, has all requisite corporate power and authority necessary to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified, and in good standing to own, lease and operate its properties and to conduct business in each jurisdiction, domestic and foreign, in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify or be in good standing would not have a material adverse economic impact on the assets or business of either member of the Newco Group or impair the right or ability of the parties hereto to consummate the transactions contemplated hereby. Each member of the Newco Group has heretofore made available true, complete and correct copies of its Certificate of Incorporation and Bylaws as currently in effect together with all amendments thereto. No resolution has been adopted to amend any of such Certificates of Incorporation or Bylaws except as expressly called for by this Agreement. No member of the Newco Group (i) has been dissolved, adopted resolutions to dissolve or acted in any way to accomplish, request or approve such dissolution, (ii) is a party to any merger and (iii) has been declared bankrupt, and, to each member of the Newco Group's knowledge, no action or request is pending to declare it bankrupt. Newco has made available minute books which contain complete and accurate records in all material respects of all meetings, or consents in lieu thereof, of the shareholders and the Board of Directors (including committees thereof) since its date of formation.

  4.2 Authority; No Violations; Consents and Approvals.

  (a) Each member of the Newco Group has all requisite corporate power and authority to execute and deliver each of this Agreement and the Collateral Agreements to which it is a party to perform its obligations hereunder and thereunder and to effect the transactions contemplated hereby and thereby. The execution, delivery and performance of each of this Agreement and the Collateral Agreements to which it is party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of each member of the Newco Group. This Agreement has been, and each of the Collateral Agreements to which it is a party will be, duly executed and delivered by each member of the Newco Group and assuming that each of this Agreement and the Collateral Agreements to which it is a party constitutes the valid and binding agreement of the other parties thereto, and assuming the consents, approvals, authorizations or permits and filings or notifications referred to in paragraph (c) of this
Section 4.2 are duly and timely obtained or made, constitutes (or, with respect to each of the Collateral Agreements to which it is a party, will constitute when executed and delivered) a valid and binding obligation of each member of the Newco Group enforceable in accordance with its terms except that the enforcement hereby may be limited by the Bankruptcy Exception.

  (b) The execution, delivery and performance by each member of the Newco Group of each of this Agreement and the Collateral Agreements to which it is a party does not, and the consummation by each member of the Newco Group of the transactions contemplated hereby and thereby will not, (x) conflict with or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a material Lien on assets or property, or right of first refusal with respect to any material asset or property (any such conflict, violation, default, right of termination, cancellation or acceleration, loss, creation or right of first refusal, a "Newco Group Violation"), pursuant to any provision of the Certificate of Incorporation or Bylaws of either member of the Newco Group or, (y) except as to which requisite waivers or consents have been obtained and, except as set forth on Schedule 4.2(b) hereto and assuming the consents, approvals, authorizations or permits and filings or notifications referred to in paragraph (c) of this Section 4.2 are duly and timely obtained or made, result in any Newco Group Violation of any material loan or credit agreement, note, mortgage, indenture, lease, or other material agreement, obligation, instrument, permit, judgment, order, decree or Law applicable to either member of the Newco Group or its properties or assets; provided, however, that nothing in this Section 4.2 will be deemed to constitute a representation or warranty by either member of the Newco Group as to any antitrust law or requirement.

  (c) No consent, approval, order or authorization of, or registration, declaration or filing with, notice to, or permit from any Governmental Entity, is required by or with respect to either member of the Newco Group in connection with the execution and delivery by each member of the Newco Group of each of this Agreement and the Collateral Agreements to which it is a party or the consummation by each member of the Newco Group of the transactions contemplated hereby and thereby, which if not obtained or made would have a material adverse economic impact on the assets or business of such member, or a member of the Contributing Group, or would have a material adverse effect on either member of the Newco Group's ability to consummate the transactions contemplated hereby or thereby, except for: (A) the filing of a premerger notification and report form by the Newco Group under the HSR Act and the expiration or termination of the applicable waiting period thereunder; (B) the filing with the SEC of such reports under and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the Collateral Agreements and the transactions contemplated hereby and thereby;
(C) such filings and approvals as may be required by any applicable state securities or "blue sky" laws; and (D) such other consents, approvals, orders, authorizations, registrations, declarations, filings, notices and Permits set forth in Schedule 4.2(c).

  4.3 Certain Representations. No member of the Newco Group has any plan or intention to (and no such member has any plan or intention to cause or permit Univisa, USHI or PanAmSat to) liquidate (completely or partially) or dissolve Univisa or USHI, or merge, consolidate or combine Univisa or USHI with or into Newco, PanAmSat or any other entity, other than a merger of USHI into Univisa qualifying as a tax-free liquidation under Section 332 of the Code.

                                   Article V

                     Covenants Between Signing and Closing

  5.1 Interim Operations of Univisa and the Subsidiaries. During the period from the date of this Agreement and continuing until the Closing Date, each member of the Contributing Group agrees for itself and for its Subsidiaries that:

    (a) New Business. Neither Univisa nor any of its Subsidiaries shall engage in or enter into any new business activities unrelated to their business activities as of the date hereof.

    (b) Payment of Liabilities. Univisa shall, and shall cause its Subsidiaries to, pay, discharge and satisfy any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, contingent, matured, unmatured, known or unknown or otherwise ("Liability") that becomes due on or before the Closing.

    (c) Required Distributions. On or prior to the Closing Date and pursuant to agreements reasonably satisfactory to HCI (the "Distribution Agreements"), Univisa and its Subsidiaries shall, in redemption of a portion of the Univisa Stock, distribute and transfer (the "Distributions") to Parent, Contributor and their designees (other than Univisa or USHI) (collectively, Parent, Contributor and such distributees are referred to herein as the "Parent Distributees") all of Univisa's right, title and interest in any and all assets of Univisa and its Subsidiaries (or the proceeds of the disposition thereof), whether tangible or intangible and whether fixed, contingent or otherwise, including the stock of all of Univisa's Subsidiaries (the "Distributed Assets"); provided, however, that neither Univisa nor its Subsidiaries shall distribute or otherwise transfer
  (i) any shares of the USHI Stock, (ii) except as permitted under the Principal Stockholders Agreement, any shares of the Class B Common Stock and (iii) cash sufficient to pay all costs, liabilities and expenses (including taxes) incurred by Univisa or USHI in connection with the transactions contemplated by this Agreement that are the responsibility of Univisa which have not been paid prior to the Closing (collectively, the "Required Expenditures"). Such Distribution Agreements shall provide for, among other things, indemnification, on a joint and several basis, by the Parent Distributees in favor of Newco substantially similar to the indemnities provided by the Contributing Group in favor of Newco in Article VIII.

    (d) Assumption and Release of Liabilities. Prior to the Closing Date and pursuant to the Distribution Agreements, the Contributing Group shall assume, and shall cause the Parent Distributees to assume, any and all Liabilities of Univisa and USHI arising out of, or relating to, or connected with, occurrences, operations or events prior to, at or as of and through the last date the transactions contemplated by this Agreement and the Reorganization Agreement are consummated (including any Liabilities set forth on the Schedules hereto or on the Statement of Liabilities), or arising out of, or relating to, the Distributed Assets or other former assets of Univisa or USHI either prior to, at, as of, or after the Closing (the "Transaction Liabilities"). Concurrently with the Distributions, the Contributing Group shall, and shall cause its

  Subsidiaries and affiliates, to the extent legally permissible, to, (i) release Univisa and USHI from any and all Transaction Liabilities or other Liabilities owing to such entities and (ii) use its reasonable best efforts to have Univisa and USHI released from any and all Transaction Liabilities owing to all other persons or entities.

    (e) Other Actions. Each member of the Contributing Group shall not take, and shall not permit any of its Subsidiaries to take or agree or commit to take, any action that results in any condition to the Closing not being satisfied in all material respects.

  5.2 Interim Operations of the Newco Group. During the period from the date of this Agreement and continuing until the Closing Date, each member of the Newco Group agrees that it will not take any action that results in any condition to the Closing not being satisfied in all material respects.

  5.3 Access to Information. Each member of the Contributing Group shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel, financing sources and other representatives of each member of the Newco Group reasonable access, during normal business hours during the period prior to the Closing Date, to all of Univisa's properties, books, contracts, commitments and records and those of Univisa's Subsidiaries (including any tax returns or other tax related information pertaining to Univisa and its Subsidiaries and including any information to be included in any registration statement to be filed by Newco with respect to the Newco Common Stock issued in connection with the transactions contemplated by this Agreement and the Reorganization Agreement) and, during such period, each member of the Contributing Group shall (and shall cause each of its Subsidiaries to) furnish promptly to each member of the Newco Group all other information concerning the business, properties and personnel of Univisa or any Subsidiary as either member of the Newco Group may reasonably request (including any tax returns or other tax related information pertaining to Univisa or its Subsidiaries, as the case may be and including any information to be included in any registration statement to be filed by Newco with respect to the Newco Common Stock issued in connection with the transactions contemplated by this Agreement and the Reorganization Agreement). Each member of the Newco Group shall not, and shall cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Agreement.

  5.4 Legal Conditions, Filings and Consents. During the period from the date of this Agreement and continuing until the Closing Date:

    (a) Each party will (i) cooperate with one another in determining whether any actions or filings are required in connection with obtaining any Governmental Entity approvals required to consummate the transactions contemplated by this Agreement (including, without limitation, furnishing all information required under the HSR Act), (ii) cooperate with one another in determining whether any actions, consents, approvals or waivers are required to be obtained from any corporate or equivalent governing body of any party, any of their subsidiaries, or any stockholder of the foregoing, or whether any actions, consents, approvals or waivers are required to be obtained from any third parties, such as parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement, (iii) endeavor in good faith to take all such actions or make any such filings, furnish information required in connection therewith, and seek in a timely manner to obtain any such actions, consents, approvals or waivers and (iv) promptly cooperate with and furnish information to each other in connection with any such requirements imposed upon any of them or any of their subsidiaries in connection with the Univisa Contribution and the other transactions contemplated by this Agreement. Without limiting the generality or effect of the foregoing, each party will take all commercially reasonable actions necessary to obtain (and will cooperate with each other in obtaining) in a timely manner any consent, authorization, order or approval of, or any exemption by, any Governmental Entity or other public or private third party, required to be obtained or made by such party in connection with the Univisa Contribution, this Agreement or the taking of any action contemplated hereby.

    (b) The parties acknowledge that the transactions described in this Agreement are an integral part of transactions contemplated by the Reorganization Agreement, that those transactions require the prior written consent of the FCC, that this Agreement will not be consummated prior to the Closing of the Asset Contribution, and, to the extent applicable to any of the stockholders of PanAmSat, that the obligations contained in Section 5.4(a) apply with respect to any and all applications and filings made with Governmental Entities pursuant to Section 7.9 of the Reorganization Agreement.

  5.5 Notices of Certain Events.

  During the period from the date of this Agreement and continuing until the Closing Date, each party shall promptly notify the other parties hereto of:

    (i) any notice or other communication from any person alleging that the consent of such person is or may be required in connection with such party's consummation of the transactions contemplated by this Agreement;

    (ii) any notice or other communication from any Governmental Entity in connection with such party's consummation of the transactions contemplated by this Agreement;

    (iii) any actions, suits, claims, investigations or proceedings commenced or, to the actual knowledge of the executive officers of the notifying party, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries;

    (iv) an administrative or other order or notification relating to any violation or claimed violation of Law by such party;

    (v) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date; and

    (vi) any material failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided, however, that the delivery of any notice pursuant to this Section
5.5 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  5.6 Publicity. During the period from the date of this Agreement and continuing until the Closing Date, the parties will consult with each other and will mutually agree prior to the issuance of any press release or public announcement pertaining to this Agreement or the transactions contemplated hereby, and shall not issue any such press release or make any such public announcement or permit any of their Subsidiaries to do the same prior to such consultation and agreement, except as may be required by applicable Law or the applicable rules of any securities exchange (including the Nasdaq National Market) or except as otherwise permitted by the Reorganization Agreement, in which case the party proposing to issue such press release or make such public announcement shall use reasonable efforts to consult in good faith with the other party before issuing any such press release or making any such public announcement and except for the FCC filings and HSR filings contemplated herein.

  5.7 Further Action. During the period from the date of this Agreement and continuing until the Closing Date, each party hereto shall, subject to the fulfillment at or before the Closing Date of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the transactions contemplated by this Agreement.

  5.8 Rights to "Univisa" Name. Prior to the Closing Date, the names of "Univisa, Inc." and "Univisa Satellite Holdings, Inc." shall be changed such that Univisa shall not be included in such names. After the Closing, Parent and its Subsidiaries shall retain all right, title and interest in and to the name "Univisa".

  5.9 Statement of Liabilities.

  (a) Contributor shall prepare and deliver to HCI, at least 90 days prior to the anticipated Closing Date, a statement of all of the Liabilities of each of Univisa and USHI estimated or projected as of the Closing Date

(such statement, as it may be revised pursuant to Section 5.9(b), is referred to herein as the "Statement of Liabilities"). Within 30 days of such date of delivery, HCI shall be entitled to verify the accuracy of the Statement of Liabilities and shall determine in good faith the amount reasonably necessary to satisfy in full all of the Liabilities set forth on such Statement, including the amount reasonably necessary to satisfy on and after the Closing, in full, all taxes for all taxable years and other periods ending on or before or including (for the Pre-Closing Portions of any Straddle Periods (as defined in Section 8.2(c)) the Closing Date, including, any and all such taxes attributable to any and all distributions of assets by Univisa made in contemplation of the transactions contemplated by this Agreement or the Reorganization Agreement, including the distribution of the Distributed Assets by Univisa to the Parent Distributees (such amount, as it may be revised pursuant to Section 5.9(b), is referred to herein as the "Known Liabilities Estimate"). During such 30 day period, HCI and its representatives shall have access to the management, employees and counsel for Univisa and its Subsidiaries and to such documents and other information relating to such Statement as it shall reasonably request. Within five days of the expiration of such 30 day period, HCI shall notify Contributor of any dispute with respect to the Statement of Liabilities, and Contributor shall notify HCI of any dispute with respect to the Known Liabilities Estimate, and any such dispute(s) which cannot be resolved after good faith negotiations and in any event within five days from the date Contributor or HCI, as the case may be, is so notified, shall be referred to an arbitrator pursuant to Section 10.11, whose determination on such matters shall be made within 30 days of such referral and shall be final and binding on the parties and whose fees and expenses shall be paid by the party who does not prevail in such action, unless the arbitrator determines another method is more equitable.

  (b) Contributor shall prepare and deliver to HCI, at least 10 days before the anticipated Closing Date, an amendment to the Statement of Liabilities, setting forth any changes that have occurred (or are expected to occur) from the period beginning on the date when the Statement of Liabilities was provided to HCI and ending on the Closing Date. Within five days of such date of delivery, HCI shall be entitled to verify the accuracy of the amended Statement of Liabilities and shall determine in good faith whether the Known Liabilities Estimate should be revised to satisfy in full all of the Liabilities set forth on such amended Statement. During such five day period, HCI and its representatives shall have access to the management, employees and counsel for Univisa and its Subsidiaries and to such documents and other information relating to such Statement as it shall reasonably request. Immediately after the expiration of such five day period, HCI shall notify Contributor of any dispute with respect to such amended Statement, and Contributor shall notify HCI of any dispute with respect to any revisions to the Known Liabilities Estimate, and any such dispute(s) which cannot be resolved after good faith negotiations prior to the Closing, shall be referred to an arbitrator pursuant to Section 10.11, whose determination on such matters shall be made as promptly as practicable (either before or after the Closing, however, such arbitration shall in no way delay the Closing if all other conditions to the Closing set forth in Article VI have been satisfied or waived by the party for whose benefit such conditions exist) and shall be final and binding on the parties and whose fees and expenses shall be paid by the party who does not prevail in such action, unless the arbitrator determines another method is more equitable. Any adjustments that are required as a result of such arbitration shall be made as promptly as practicable after such determination.

  (c) Notwithstanding the failure to include any Liability on the Schedule of Liabilities, or the inclusion of an amount different from the actual amount needed to satisfy in full any Liability set forth on the Schedule of Liabilities, or any determination of an arbitrator under Section 10.11, the actual amount of all Transaction Liabilities shall remain and be the responsibility of the Contributing Group, and the Contributing Group shall indemnify and save and hold harmless in full the Newco Group with respect to any such Transaction Liabilities to the extent set forth in Section 8.2(a)(ii).

  (d) When making any determinations under this Section 5.9, the arbitrator may consider the following: the reasonable likelihood of future claims of the type or class of claims which is the subject of dispute, the Contributing Group's ability to satisfy current and future claims and the availability of insurance. No amounts will be required to be allocated to the Known Liabilities Estimate with respect to Univisa's obligations under its licensing/distribution agreements to distribute Parent's programming (although other obligations under or related to such agreements could be allocated to the Known Liabilities Estimate, for example, Liabilities associated with indemnification obligations under such contracts).

  5.10 Trustee.

  (a) Each party acknowledges that the Collateral Agreements have not been reviewed by any Trustee, and that upon the designation of such Trustee, such Trustee may request that certain revisions be made to such agreements. Each party will cooperate with one another in good faith to reach mutual agreement on such revisions.

  (b) Prior to the Closing and pursuant to the Collateral Agreements, the parties shall select a Trustee with respect to the Collateral Agreements which Trustee shall be a bank or trust company in good standing, organized under the laws of the United States of America or any State, doing business in or having a correspondent relationship with a bank or trust company doing business in the Borough of Manhattan, City of New York, State of New York, and having a capital and surplus (including subordinated capital notes and earned surplus) aggregating at least $500,000,000. If the parties are unable to find a bank or trust company that satisfies the foregoing conditions and that is willing to serve as the Trustee, then each of the parties shall use its reasonable best efforts to find another qualified entity that is reasonably acceptable to each other and that is willing to serve as the Trustee.

                                  Article VI

                                  Conditions

  6.1 Conditions to Each Party's Obligation to Effect the Univisa
Contribution. The respective obligations of each party to effect the Univisa Contribution shall be subject to the satisfaction on or prior to the Closing Date (or, if permissible, waiver by each party for whose benefit such conditions exist) of the following conditions:

    (a) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation or order (whether temporary, preliminary or permanent) which is in effect and which materially restricts, prevents or prohibits consummation of the transactions contemplated by this Agreement; provided, however, that the parties shall use their commercially reasonable efforts to cause any such decree, judgment, injunction or other order to be vacated or lifted.

    (b) HSR Act. Any waiting period applicable to the consummation of the transactions contemplated hereby under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or the Federal Trade Commission challenging or seeking to enjoin the consummation of the transactions contemplated hereby, which action shall not have been withdrawn by the party instituting such action or dismissed or terminated pursuant to a final, non-appealable judgment of a United States federal court.

    (c) Other Approvals. All other approvals or orders by Governmental Entities required to be obtained, and all filings, notices or declarations required to be made before any Governmental Entity, by any party prior to the consummation of the transactions contemplated hereunder shall have been obtained from, and made with, all required Governmental Entities, except for such authorizations, consents, waivers, orders, approvals, filings, notices or declarations, the failure to obtain or make would not be likely to have a material adverse effect at or after the Closing Date, on Newco and its Subsidiaries taken as a whole, or on Univisa and its Subsidiaries taken as a whole.

    (d) No Conversion or Exchange. The Certificate of Incorporation of PanAmSat shall have been amended so that the consummation of the transactions contemplated by this Agreement shall not cause the shares of Class B Common Stock outstanding as of the date hereof to be converted or exchanged into any other shares of the capital stock of PanAmSat.

  6.2 Additional Conditions to Obligations of the Contributing Group. The obligations of each member of the Contributing Group to effect the transactions contemplated hereby is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by
Contributor:

    (a) Reorganization Agreement. All of the conditions to the obligations of PanAmSat (other than the execution, delivery and performance of this Agreement) under the Reorganization Agreement shall have been satisfied or waived by PanAmSat.

    (b) Representations and Warranties. Each of the representations and warranties of each member of the Newco Group set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date. Contributor shall have received certificates of each of the President or a Vice President and the Chief Financial Officer of each member of the Newco Group to that effect.

    (c) Performance of Obligations. Each member of the Newco Group shall have performed in all material respects all material obligations required to be performed by it under this Agreement on or before the Closing Date. Contributor shall have received certificates of the President or a Vice President and the Chief Financial Officer of each member of the Newco Group to that effect. Notwithstanding the foregoing, the obligations of the Contributing Group to effect the transactions contemplated by this Agreement shall not be relieved by the failure of the foregoing conditions if such failure is the result, directly or indirectly, of any material breach by either member of the Contributing Group of any of its material obligations under this Agreement.

    (d) Ancillary Agreements. Each member of the Newco Group shall have executed and delivered the Collateral Trust Agreement, Newco shall have executed and delivered the Registration Rights Agreement and each of Newco and HCI shall have executed and delivered the Stockholder Agreement, each of which shall be in full force and effect.

    (e) Legal Opinion. Contributor shall have received opinions addressed to each member of the Contributing Group of counsel to each member of the Newco Group, dated the Closing Date, with respect to the due authorization, execution and delivery by each member of the Newco Group of each of this Agreement and the Collateral Agreements to which it is a party, and the enforceability of each of this Agreement and the Collateral Agreements to which it is a party against each member of the Newco Group, with such exceptions and qualifications as are customary and reasonable under the laws of the applicable jurisdiction. In rendering such opinion, such counsel may rely upon certificates of public officers and, as to matters of fact, upon certificates of duly authorized representatives of either member of the Newco Group; provided, that copies of such certificates still be contemporaneously delivered to Contributor.

  6.3 Additional Conditions to Obligations of the Newco Group. The obligations of each member of the Newco Group to effect the transactions contemplated hereby are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by HCI:

    (a) Reorganization Agreement. All of the conditions to the obligations of HCI (other than the execution, delivery and performance of this Agreement) under the Reorganization Agreement shall have been satisfied or waived by HCI.

    (b) Representations and Warranties. Each of the representations and warranties of each member of the Contributing Group set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except for the representations and warranties set forth in Sections 3.8, 3.9 and 3.10) as of the Closing Date. HCI shall have received certificates of the President or a Vice President and the Chief Financial Officer of each member of the Contributing Group to that effect.

    (c) Performance of Obligations. Each member of the Contributing Group shall have performed in all material respects all material obligations required to be performed by it under this Agreement on or before the Closing Date. HCI shall have received certificates of the President or a Vice President and the Chief Financial Officer of each member of the Contributing Group to that effect. Notwithstanding the foregoing, the obligations of the Newco Group to effect the transactions contemplated by this Agreement shall not be relieved by the failure of the foregoing conditions if such failure is the result, directly or indirectly, of any material breach by either member of the Newco Group of any of its material obligations under this Agreement.

    (d) Ancillary Agreements. Each of Parent and Contributor shall have executed and delivered the Collateral Trust Agreement and the Pledge Agreement, and Contributor shall have executed and delivered the Registration Rights Agreement and the Stockholder Agreement, each of which shall be in full force and effect.

    (e) Legal Opinions.

      (i) HCI shall have received opinions addressed to each member of the Newco Group of Fried, Frank, Harris, Shriver & Jacobson and Mexican counsel to each member of the Contributing Group, dated the Closing Date, with respect to the due authorization, execution and delivery by each member of the Contributing Group of each of this Agreement and the Collateral Agreements, and the enforceability of each of this Agreement and the Collateral Agreements against each member of the Contributing Group, and the validity and perfection of the security interests created under the Collateral Agreements, with such exceptions and qualifications as are customary and reasonable under the laws of the applicable jurisdiction. In rendering such opinion, such counsel may rely upon certificates of public officers and, as to matters of fact, upon certificates of duly authorized representatives of either member of the Contributing Group; provided, that copies of such certificates still be contemporaneously delivered to HCI.

      (ii) HCI shall have received an opinion addressed to each member of the Newco Group of Fried, Frank, Harris, Shriver & Jacobson, dated as of the Closing Date, substantially in the form of Exhibit C attached hereto, to the effect that neither Univisa nor USHI will recognize any taxable gain or loss for United States federal income tax purposes with respect to the Class B Common Stock held by USHI as a result of the consummation in accordance with their terms of the transactions required to be effected pursuant to this Agreement or the Reorganization Agreement, including the consummation of the Asset Contribution, the Univisa Contribution and the Merger.

    (f) Subsidiary and Assets at Closing. At the Closing Date, Univisa's sole Subsidiary will be USHI, and Univisa's sole assets will consist of (i) all of the USHI Stock, which stock shall be owned of record and beneficially by Univisa, free and clear of any Liens, and (ii) cash sufficient to pay all Required Expenditures. At the Closing Date, USHI's sole asset will be all of the issued and outstanding shares of the Class B Common Stock, all of which will be owned of record and beneficially by USHI, free and clear of any Liens.

    (g) Liabilities. At the Closing Date, except for the Liabilities set forth on the Statement of Liabilities, neither Univisa nor USHI shall have any Liabilities.

    (h) Known Liabilities Estimate. The Known Liabilities Estimate shall be equal to or less than $150 million.

    (i) Employee and Director Matters. Neither Univisa nor USHI shall have any employees at Closing. All members of the respective Boards of Directors of Univisa and USHI shall resign from such boards effective as of the Closing.

    (j) Material Changes. Since the date hereof, there has been no change in the financial condition, results of operation, business or assets of Parent which materially adversely affects the ability of Parent to perform its obligations under this Agreement or any of the Collateral Agreements.

                                  Article VII

    Actions by the Contributing Group and the Newco Group After the Closing

  7.1 Books and Records. Each member of the Contributing Group and the Newco Group agree that so long as any books, records and files relating to the business, properties, assets or operations of Univisa and USHI, to the extent that they pertain to the Univisa Stock prior to the Closing Date, remain in existence and available, each party (at its expense) shall have the right to inspect and to make copies of the same at any time during business hours for any proper purpose. Each of the parties hereto agrees to maintain any such books, records and files in its possession for a period of seven years after the Closing Date.

  7.2 Further Assurances. On and after the Closing Date, each member of the Contributing Group and the Newco Group will take all appropriate action and execute all documents, instruments or conveyances of any kind which may be reasonably necessary or advisable to (i) carry out any of the provisions hereof, and (ii) prepare, file with and have declared effective by the SEC any applicable registration statement with respect to the Newco Common Stock to be issued in connection with the transactions contemplated by this Agreement and the Reorganization Agreement.

  7.3 Tax Reporting of Univisa Contribution. Each of Parent, HCI, Contributor and Newco agrees to record and report for all federal, state and local tax purposes the Univisa Contribution solely as an acquisition of Univisa Stock by Newco in exchange for the consideration set forth in Section 1.2, and neither Parent, HCI, Contributor nor Newco shall make, or cause or permit to be made, a Code Section 338 election or similar election under a provision of any law with respect to the acquisition of Univisa Stock.

  7.4 No Dissolution, Etc; Capital Structure. For a period of two years from the Closing Date, neither member of the Newco Group shall (and neither shall cause or permit Univisa, USHI or PanAmSat to):

    (i) liquidate (completely or partially), dissolve, merge, consolidate or combine Univisa or USHI with or into Newco, PanAmSat or any other entity;

    (ii) recapitalize in any way the classes of Class A Common Stock, Class B Common Stock and Common Stock of PanAmSat as they exist on the Closing Date;

    (iii) liquidate (partially or completely), dissolve, merge, consolidate or combine PanAmSat with or into (a) Univisa or USHI, (b) Newco or (c) any other person, except in the case of clause (c), a merger, consolidation or combination of which PanAmSat is the survivor; or

    (iv) distribute or otherwise transfer Class B Common Stock to Newco or any other person, or contribute or otherwise transfer the Class A Common Stock of PanAmSat or the Common Stock of PanAmSat to Univisa or USHI.

  7.5 Confidentiality.

  (a) Preservation of Confidentiality. In connection with the negotiation of this Agreement, the preparation for the consummation of the transactions contemplated hereby and the performance of obligations hereunder, each party acknowledges that it will have access to confidential information relating to the other parties. The parties shall treat such information as confidential, preserve the confidentiality thereof and not disclose such information, except to their respective affiliates, Subsidiaries, advisors, representatives and consultants in connection with the transactions contemplated hereby, and except as required by Law or the applicable rules of any securities exchange. Each of the parties agrees to maintain in confidence, and not to disclose to any third party, any ideas, methods, developments, inventions, improvements and business plans and information which are the confidential information of any other party, except to their respective affiliates, Subsidiaries, advisors, representatives and consultants in connection with the transactions contemplated hereby, and except as required by Law or the applicable rules of any securities exchange. If, however, confidential information is disclosed, the disclosing party shall immediately notify each of the other parties in writing and take all steps required to prevent further disclosure.

  (b) Property Right in Confidential Information. Until the Closing Date, all confidential information shall remain the property of the party who originally possessed such information. In the event of the termination of this Agreement for any reason whatsoever, each party shall return to the other parties, all documents, work papers and other material (including all copies thereof) obtained from such parties in connection with the transactions contemplated hereby and will use commercially reasonable efforts, including, without limitation, instructing its employees and others who have had access to such information, to keep confidential and not to use any such information, unless such information is now, or is hereafter disclosed, through no act or omission of such party, in any manner making it available to the general public. If any party is required by any Law or the applicable rules of any securities exchange to disclose any confidential information, it shall provide the other parties with prompt notice of such request so that such other parties may seek an appropriate protective order or other appropriate remedy and/or waive compliance with the provisions of this Agreement. If, in the absence of a protective order or other remedy or the receipt of such a waiver, a party is nonetheless compelled by Law or the applicable rules of any securities exchange to disclose confidential information, then such party may disclose that portion of the confidential information which such Law or rule requires to be disclosed, provided that such party uses its reasonable efforts to preserve the confidentiality of the information, whereupon such disclosure shall not constitute a breach of this Agreement.

  (c) Termination of Agreement. Subject to any Law, each party hereto shall, and shall cause their Subsidiaries, affiliates, advisors, representatives and consultants who obtain such information to, hold in confidence all such non-public information until such time as such information is otherwise publicly available, except as required by Law or the applicable rules of any securities exchange, and, if this Agreement is terminated and if so requested by another party, each party and its affiliates will, and will cause their Subsidiaries, affiliates, advisors, representatives and consultants who obtain such information to, deliver to such other party all documents, work papers and other material (including copies extracts and summaries thereof) obtained by or on behalf of any of them directly or indirectly as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof.

                                 Article VIII

                                Indemnification

  8.1 Survival and Time Limitations.

  (a) Representations and Warranties. All statements contained in the Schedules hereto or in any certificate or instrument of conveyance delivered by or on behalf of the parties pursuant to this Agreement or in connection with the transactions contemplated hereby shall be deemed to be representations and warranties by the parties hereunder. The representations and warranties of each party contained herein or made hereunder shall survive until the expiration of all applicable statutes of limitations (including, without limitation, all periods of extension, whether automatic or permissive), without regard to any investigation made by any of the parties hereto. All claims for indemnification under Sections 8.2(a)(i)(m) or 8.2(b)(i) (other than any claim for indemnification solely with respect to a breach of the representation in Section 4.3) must be asserted on or prior to the date of termination of the foregoing survival periods. If a claim for indemnification under Sections 8.2(a)(i)(m) or 8.2(b)(i) (other than any claim for indemnification solely with respect to a breach of the representation in
Section 4.3) is made before the expiration of the applicable survival period referred to above, then (notwithstanding the expiration of such survival period) the representation or warranty applicable to such claim shall survive until, but only for purposes of, the resolution of such claim.

  (b) Covenants. All of the covenants and agreements of each party contained herein or made hereunder shall survive indefinitely. Claims for indemnification under Sections 8.2(a)(i)(n), 8.2(b)(i) (solely with respect to a breach of the representation in Section 4.3) or 8.2(b)(ii) shall survive indefinitely and may be asserted indefinitely.

  (c) General Indemnity. Claims may be made for general indemnity and to be saved and held harmless under Section 8.2(a)(ii) at any time, and from time to time, no matter when the claim, or the event or act giving rise to the claim, occurs or arises.

  8.2 Indemnification.

  (a) By Parent and Contributor.

    (i) Parent and Contributor, jointly and severally, shall indemnify, save and hold harmless each member of the Newco Group, its affiliates and Subsidiaries, and its and their respective representatives, successors and assigns, from and against any and all costs, losses (including diminution in value), taxes, Liabilities, obligations, damages, lawsuits, deficiencies, claims, demands, and expenses (whether or not arising out of third-party claims), including interest, penalties, costs of mitigation, losses in connection with any Environmental Law (including any clean-up or remedial action), lost profits and other losses (including consequential damages), damages to the environment, reasonable attorneys' fees and all amounts paid in investigation, defense or settlement of any of the foregoing (collectively, "Damages"), incurred in connection with, arising out of, resulting from or incident to (m) any breach of any representation or warranty or the inaccuracy of any representation, made by either member of the Contributing Group in or pursuant to this Agreement and (n) any breach of any covenant or agreement made by either member of the Contributing Group in or pursuant to this Agreement.

    (ii) In addition, without duplication, and as a condition to the consummation of the transactions contemplated hereby by each member of the Newco Group, Parent and Contributor, jointly and severally, shall indemnify, save and hold harmless each member of the Newco Group, its affiliates and Subsidiaries, and its and their respective representatives, successors and assigns from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to (o) administering either of the Collateral Agreements, (p) any and all Transaction Liabilities, excluding any and all tax Liabilities, (q) any and all taxes of Univisa or USHI (or any other entity that is or was at any time a Subsidiary or other affiliate of Univisa or USHI or either of them) for all taxable years and other periods ending on or before or including (for the Pre-Closing Portions of any Straddle Periods) the Closing Date ("Pre-Closing Periods"), including any and all such taxes attributable to any and all distributions of assets by Univisa or its Subsidiaries made in contemplation of the transactions contemplated by this Agreement or the Reorganization Agreement, including the distribution of the Distributed Assets by Univisa or its Subsidiaries to the Parent Distributees, (r) any and all taxes imposed on taxable income or gain recognized by Univisa or USHI for United States federal, state or local income tax purposes with respect to the Class B Common Stock held by USHI solely with respect to the Asset Contribution, the Univisa Contribution, the Merger and/or the consummation of any other agreement expressly provided for in this Agreement or the Reorganization Agreement, in each case in accordance with their respective terms, but not with respect to any income or gain recognized on the sale, exchange or other disposition of the Class B Common Stock after the Closing Date, (s) any and all Liabilities imposed upon either member of the Newco Group by reason of Newco's status as transferee of the Univisa Stock and (t) any and all taxes of either member of the Newco Group imposed on the actual or constructive receipt of indemnity payments in respect of Damages under this Section 8.2(a) to the extent necessary to make the after-tax amount of such payments equal to the amount of such Damages incurred by the Newco Group; provided, however, that notwithstanding the foregoing, Parent and Contributor shall not be responsible for payment of, and shall not be required to indemnify, save or hold harmless any member of the Newco Group, its affiliates or Subsidiaries or its or their respective representatives, successors or assigns from or against, any and all Damages incurred in connection with, arising out of, resulting from or incident to (1) any breach of any representation, warranty, covenant or agreement, or the inaccuracy of any representation, warranty, covenant or agreement, in any case, made by either member of the Newco Group in Sections 4.3, 7.3 or 7.4 of this Agreement, or (2) any transactions consummated after the Closing on the Closing Date, other than transactions required to be effected on the Closing Date pursuant to this Agreement or the Reorganization Agreement.

    (iii) Payments by a member of the Newco Group, its affiliates and Subsidiaries, and its and their respective representatives, successors and assigns, of amounts for which indemnification is sought hereunder, shall not be a condition precedent to recovery hereunder.

    (iv) Notwithstanding the foregoing, neither HCI, nor its affiliates or Subsidiaries (other than Newco) shall be entitled to be indemnified for Damages under this Section 8.2 to the extent that (A) such Damages arise out of or result from HCI's ownership of Newco Common Stock and (B) Newco is being fully indemnified hereunder with respect to such Damages.

  (b) By the Newco Group. Newco and HCI, jointly and severally, shall indemnify and save and hold harmless Parent, Contributor, their respective affiliates and subsidiaries, and their respective representatives, successors and assigns from and against any and all Damages incurred in connection with, arising out of, resulting from or incident to (i) any breach of any representation or warranty or the inaccuracy of any representation, made by either member of the Newco Group in or pursuant to this Agreement; or
(ii) any breach of any covenant or agreement made by either member of the Newco Group in or pursuant to this Agreement.

  Payments by Parent, Contributor, their respective affiliates and Subsidiaries, and their respective representatives, successors and assigns, of amounts for which indemnification is sought hereunder, shall not be a condition precedent to recovery hereunder.

  (c) Straddle Periods. Responsibility for payment of any and all taxes which are reported on tax returns which cover both Pre-Closing Periods and periods after the Closing ("Post-Closing Periods") (collectively, "Straddle Periods") shall be apportioned, subject to and except as set forth in Section 8.2(a)(ii), between Contributor, on the one hand, and Univisa, on the other hand, based on the actual operations and transactions of Univisa and USHI (and any entity that is or was at any time during a Straddle Period a Subsidiary or other affiliate of Univisa) during the portion of such Straddle Period ending on the Closing Date, including the consummation of the Univisa Contribution, the Asset Contribution, the Merger and the other transactions required to be effected pursuant to this Agreement and the Reorganization Agreement, in accordance with their respective terms (the "Pre-Closing Portion of a Straddle Period"), and the portion thereof beginning on the day after the Closing Date. Each such period shall be deemed to be a separate taxable period.

  (d) Filings. All tax returns of Univisa and USHI (and any entity that is or was at any time during a relevant taxable period a Subsidiary or other affiliate of Univisa) for Pre-Closing Periods and Straddle Periods shall be prepared at Contributor's cost and expense, and under the direction and control of Contributor; provided, however, that any portion of any Straddle Period return for which Univisa has liability hereunder shall be subject to the review and consent of Univisa, which consent shall not be unreasonably withheld.

  (e) Refunds. Any refunds or credits of any and all taxes received by or credited to Univisa or USHI (or any entity that is or was at any time during a Pre-Closing Period a Subsidiary or other affiliate of Univisa) attributable to Pre-Closing Periods ("Contributor's Refunds") shall be for the benefit of Contributor, and Newco and HCI shall use reasonable efforts to obtain and promptly pay over to Contributor any Contributor's Refunds.

  (f) Defense of Claims. If a claim for Damages (other than a claim for Damages pursuant to clauses (q), (r), (s) or (t) of Section 8.2(a)(ii) which shall be governed solely by the provisions of Section 8.2(g)(ii)) (a "Claim") is to be made by a party entitled to indemnification hereunder against the indemnifying party, the party claiming such indemnification shall give written notice (a "Claim Notice") to the indemnifying party as soon as practicable after the party entitled to indemnification becomes aware of any fact, condition or event which may give rise to Damages for which indemnification may be sought under this Section 8.2. If any lawsuit or enforcement action is filed against any party entitled to the benefit of indemnity hereunder, written notice thereof shall be given to the indemnifying party as promptly as practicable (and in any event within 15 calendar days after the service of the citation or summons). The failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party demonstrates actual damage caused by such failure. After such notice, if the indemnifying party shall acknowledge in writing to the indemnified party that the indemnifying party shall be obligated under the terms of its indemnity hereunder in connection with such lawsuit or action and so long as the indemnifying party has not committed a Make-Whole Breach (as such term is defined in the Collateral Trust Agreement), then the indemnifying party shall be entitled, if it so elects at its own cost, risk and expense, (i) to take control of the defense and investigation of such lawsuit or action, (ii) to employ and engage attorneys of its own choice and reasonably satisfactory to the indemnified party to handle and defend the same unless the named parties to such action or proceeding include both the indemnifying party and the indemnified party and the indemnified party has been advised in writing by counsel that there may be one or more legal defenses available to such indemnified party that are different from or additional to those available to the indemnifying party, in which event the indemnified party shall be entitled, at the indemnifying party's cost, risk and expense, to separate counsel of its own choosing, and (iii) to compromise or settle such claim, which compromise or settlement can be made without the written consent of the indemnified party, so long as such compromise or settlement solely provides for monetary relief and includes an unconditional release of each indemnified party from all Liabilities arising out of such claim, and in other instances will require the written consent of the indemnified party, such consent not to be unreasonably withheld; provided, however, if such lawsuit or action involves a breach of the representations and warranties set forth in
Section 3.2, (with respect to the ownership of Univisa or USHI), then, notwithstanding the foregoing, the indemnified party shall be entitled to control such remediation or resolution, including to take control of the defense and investigation of such lawsuit or action, to employ and engage attorneys of its own choice to handle and defend the same, at the indemnifying party's cost, risk and expense, and to compromise or settle such Claim; provided, further, however, that such Claim shall not be compromised or settled without the written consent of the indemnifying party, which consent shall not be unreasonably withheld. If the indemnifying party fails to assume the defense of such claim within 15 calendar days after receipt of the Claim Notice, the indemnified party against which such claim has been asserted will (upon delivering notice to such effect to the indemnifying party) have the right to undertake, at the indemnifying party's cost and expense, the defense, compromise or settlement of such claim on behalf of and for the account and risk of the indemnifying party. The indemnifying party shall reimburse, as an interim measure during the pendency of any Claim, the indemnified party on a monthly basis for all reasonable legal or other expenses incurred in connection with investigating or defending any such Claim. Any such interim reimbursement payments which are not made within 30 days of a request for reimbursement, shall bear interest at the rate of 9% per annum from the date of such request. In the event the indemnified party assumes the defense of the claim, the indemnified party will keep the indemnifying party reasonably informed of the progress of any such defense, compromise or settlement. The indemnifying party shall be liable for any settlement of any action effected pursuant to and in accordance with this Section 8.2 and for any final judgment (subject to any right of appeal), and the indemnifying party agrees to indemnify and hold harmless an indemnified party from and against any Damages by reason of such settlement or judgment.

  The indemnified party shall cooperate in all reasonable respects with the indemnifying party and such attorneys in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom; provided, however, that the indemnified party may, at its own cost, participate in the investigation, trial and defense of such lawsuit or action and any appeal arising therefrom. The parties shall cooperate with each other in any notifications to insurers.

  (g) Cooperation in Tax Matters.

    (i) Each member of the Contributing Group and the Newco Group shall (a) each provide one another (and its counsel) with such assistance, and cooperate fully with one another, as and to the extent reasonably requested by any of them in connection with the preparation or filing of any tax return for Pre-Closing Periods and Straddle Periods, any Contributor's Refund or any defense or settlement of any Tax Matter (including, without limitation, in the case of Newco, by providing any necessary powers of attorney in respect of Univisa or USHI in connection with any Tax Matter relating to any tax Liability for which Parent and Contributor would be liable under Section 8.2(a)(ii)), relating to any tax Liability of Univisa, USHI or any of their respective Subsidiaries or affiliates, (b) retain and provide one another with any records or other information that may be relevant to any such tax return, Contributor's Refund or Tax Matter, and
  (c) provide one another with any final determination of any audit or examination, proceeding, or determination that affects any amount required to be shown on any such tax return of the other(s) (or any Subsidiary or affiliate of Univisa) for any period. Without limiting the generality of the foregoing, each member of the Contributing Group and the Newco Group shall each retain, until the applicable statutes of limitations (including any extensions) have expired, copies of all tax returns, supporting work schedules, and other records or information that may be relevant to any such tax return, Contributor's Refund or Tax Matter and shall not destroy or otherwise dispose of any such records without first providing the other party with a reasonable opportunity to review and copy the same.

    (ii) Newco and HCI shall promptly notify Parent and Contributor in writing upon receipt by Newco, HCI or any of their respective affiliates or Subsidiaries (including Univisa and USHI) of notice of any pending or threatened tax audits or assessments which may affect the tax Liabilities of Univisa or USHI (or any entity that is or was at any time a Subsidiary or other affiliate of Univisa or USHI) for which Parent and Contributor would be liable under clauses (q), (r), (s) or (t) of Section 8.2(a)(ii), and Parent and Contributor shall promptly notify Newco and HCI in writing upon receipt by Parent, Contributor or any of their respective affiliates of notice of any pending or threatened tax audits or assessments which may affect the tax Liabilities of Univisa or USHI (or any entity that is or was at any time a Subsidiary or other affiliate of Univisa) for which Newco and HCI would be liable under this Agreement. The failure of any indemnified party to give timely notice hereunder shall not affect rights to indemnification hereunder, except to the extent that the indemnifying party demonstrates actual damage caused by such failure. Contributor shall have the right to represent and control Univisa's and USHI's and any of their respective affiliates' or Subsidiaries' interests in any audit or proceeding, including any audit, examination, assessment, notice of deficiency or other adjustment or proposed adjustment, or administrative or judicial proceeding, the settlement of any of the foregoing, any waiver or extension of the statute of limitations, or the filing of any amended return (a "Tax Matter"), involving a tax Liability for which Contributor and Parent would be liable under Section 8.2(a)(ii) and to employ counsel of its choice at its expense; provided, however, Newco shall represent and control the interests of Univisa and USHI if Contributor commits a Make-Whole Breach. Newco and HCI shall have the right to represent and control Univisa's and USHI's (and any of their respective affiliates' or Subsidiaries') interests in any Tax Matter involving a tax Liability for which Newco and HCI would be liable under this Agreement and to employ counsel of their choice at their expense. With respect to any Tax Matter in which Contributor exercises its right to represent and control the interests of Univisa and USHI, Contributor and Newco shall fully cooperate with one another and shall, except as they may otherwise agree, jointly attend all meetings and proceedings and jointly prepare all protests, briefs and other documents.

  (h) Brokers and Finders. Pursuant to the provisions of this Section 8.2, each member of the Newco Group, on the one hand, and each member of the Contributing Group, on the other hand, shall indemnify, hold harmless and defend one another from the payment of any and all broker's and finder's expenses, commissions, fees or other forms of compensation which may be due or payable from or by the indemnifying party, or may have been earned by any third party acting on behalf of the indemnifying party in connection with the negotiation and execution hereof and the consummation of the transactions contemplated hereby.

  (i) Treatment of Indemnity Payments. Newco, HCI and Contributor agree to treat all indemnity payments made pursuant to this Agreement as adjustments to the consideration for the Univisa Contribution set forth in Section 1.2.

  (j) Holdback Amount. As security for the due and punctual payment of each and all present and future indemnities, Liabilities and obligations of every type and description of either member of the Contributing Group at any time arising under, pursuant to, or in respect of this Article VIII, at the Closing, each member of the Contributing Group shall duly execute and deliver each of the Collateral Agreements and all assignments, financing statements and other instruments required thereunder or pursuant thereto. Each of the parties hereto agrees and acknowledges that the Trust Holdback shall not be the exclusive source of indemnification for the Newco Group from Contributor and Parent pursuant to this Article VIII, but that the Newco Group may proceed directly against Contributor and Parent at law, equity or otherwise.

                                  Article IX

                           Termination and Amendment

  9.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

    (a) by mutual written consent of Contributor and HCI;

    (b) by Contributor or HCI, so long as such party is not in material breach of its material obligations hereunder, if the Univisa Contribution shall not have been consummated on or before the date that is 15 months from the date of this Agreement;

    (c) by Contributor, if the conditions set forth in Section 6.2 shall not have been complied with or performed on or prior to the Closing Date and Contributor shall not have materially breached any of its material representations, warranties, covenants or agreements contained herein, and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) on or before the Closing Date;

    (d) by HCI, if the conditions set forth in Section 6.3 shall not have been complied with or performed on or prior to the Closing Date and HCI shall not have materially breached any of its material representations, warranties, covenants or agreements contained herein, and such noncompliance or nonperformance shall not have been cured or eliminated (or by its nature cannot be cured or eliminated) on or before the Closing Date;

    (e) by Contributor or HCI if any injunction or order of a court or other competent authority preventing the consummation of the Univisa Contribution shall have become permanent, final and non-appealable; or

    (f) by Contributor or by HCI if for any reason the Reorganization Agreement shall have been terminated; provided, however, that the right to terminate this Agreement under this Section 9.1(f) shall not be available to Contributor if the Reorganization Agreement shall have been terminated by PanAmSat pursuant to either Section 9.1(e), Section 9.1(f) or Section 9.1(g) thereof.

  9.2 Effect of Termination. In the event of termination of this Agreement by any party as provided in Section 9.1, (a) written notice thereof shall forthwith be given to the other parties specifying the provision hereof pursuant to which such termination is made and (b) this Agreement shall forthwith become void and there shall be no Liability on the part of any party hereto or their respective Subsidiaries, affiliates, officers, directors or stockholders, except to the extent that such termination results from the willful or reckless breach by a party hereto of any of its representations or warranties, or of any of its covenants or agreements, in each case, as set forth in this Agreement. The provisions of Sections 7.5 and 10.2 shall survive any termination of this Agreement, unless otherwise agreed by the parties.

  9.3 Amendment. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of the parties at any time prior to the Closing Date with respect to any of the terms contained herein.

  9.4 Extension; Waiver. At any time prior to the Closing Date, and subject to applicable law, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto; (ii) waive their rights with respect to any inaccuracies in the representations and warranties of the other parties contained herein or in any document delivered pursuant hereto; and (iii) waive their rights with respect to compliance with any of the agreements of the other parties or conditions contained herein to their respective obligations. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party hereto to assert any of its rights hereunder shall not constitute a waiver of such rights.

                                   Article X

                              General Provisions

  10.1 Termination of Confidentiality Agreement. The Confidentiality Agreement by and between Hughes Electronics Corporation and Univisa dated September 4, 1996 shall terminate and be of no further force and effect upon execution and delivery of this Agreement.

  10.2 Expenses. Whether or not the Univisa Contribution is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses except as expressly provided herein or in the Collateral Agreements and except that Univisa shall reimburse each member of the Newco Group for the following fees and out-of-pocket expenses, only to the extent that such fees and out-of-pocket expenses are incurred incident to the preparation of this Agreement (including all exhibits and schedules hereto) and the consummation of the transactions contemplated hereby and not incident to the preparation of the Reorganization Agreement and the transactions contemplated thereby: (a) the reasonable fees and disbursements of counsel for each member of the Newco Group, including any opinions to be rendered by such counsel; (b) the fees and disbursements of the certified public accountants for each member of the Newco Group; (c) all out-of-pocket expenses incurred by any member of the Newco Group; and (d) without duplication, all out-of-pocket costs and expenses incurred by any member of the Newco Group or any of its Subsidiaries in complying with Section 7.4; provided, however, that the aggregate of all the fees, disbursements and expenses described in clauses
(a), (b) and (c) shall not exceed $500,000.

  10.3 Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy, electronic or digital transmission method; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to:

    (a) if to Newco, to:

      Magellan International, Inc.
      c/o Hughes Communications, Inc.
      P.O. Box 9712
      Long Beach, CA 90810-9928
      Attention: President
      Telephone: (310) 525-5010
      Telecopy: (310) 525-5015

      and if to HCI, to:

      Hughes Communications, Inc.
      P.O. Box 9712
      Long Beach, CA 90810-9928
      Attention: President
      Telephone: (310) 525-5010
      Telecopy: (310) 525-5015

      in each case, with a copy to:

      Latham & Watkins
      633 West Fifth Street, Suite 4000
      Los Angeles, California 90071
      Attention: Bruce R. Lederman, Esq.
      Telephone: (213) 485-1234
      Telecopy: (213) 891-8763

    (b) if to Parent, to:

      Grupo Televisa, S.A.
      Avenida Chapultepec No. 28
      5th Piso
      Colonia Doctores
      Mexico D.F. 06724
      Attention: Chief Financial Officer
      Telephone: 011-525-709-3333
      Telecopy: 011-525-224-5629
      and if to Contributor, to:

      Satellite Company, LLC
      Fonovisa Centroamerica, S.A.
      De Popa de Curridabat 25 Mts. Este
      Edificio Galerias del Este
      Local 8
      San Jose, Costa Rica
      Attention: Oscar Aldana
      Telephone: 011-506-253-0758
      Telecopy: 011-506-224-0836

      in each case, with a copy to:

      Fried, Frank, Harris, Shriver & Jacobson
      One New York Plaza
      New York, New York 10004
      Attention: Joseph A. Stern, Esq.
      Telephone: (212) 859-8000
      Telecopy: (212) 859-4000

  10.4 Interpretation. When a reference is made in this Agreement to Sections or Articles, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. This Agreement shall not be construed for or against either party by reason of the authorship or alleged authorship of any provision hereof or by reason of the status of the respective parties.

  10.5 Entire Agreement. This Agreement (together with any documents and instruments referred to herein, including exhibits and schedules) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  10.6 Assignment. Except for assignments by a member of the Holding Group to any affiliate or Subsidiary of such member with respect of some or all of its rights under Article VIII (which assignment can be made without the written consent of Contributor), neither this Agreement nor any of the rights, interests, obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of HCI, in the event of an assignment by either member of the Contributing Group, or Contributor, in the event of an assignment by either member of the Newco Group. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

  10.7 Governing Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of New York (without reference to the choice of law provisions), except with respect to matters of law concerning the internal corporate affairs of any corporate entity which is a party to or the subject of this Agreement, and as to those matters the law of the jurisdiction under which the respective entity derives its powers shall govern.

  10.8 Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes the Agreement impossible to perform, in which case this Agreement shall terminate pursuant to Article IX. Upon any such holding that any provision of this Agreement is null, void or unenforceable, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall incur no Liability unless such party did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

  10.9 Service of Process; Consent to Jurisdiction.

    (a) Service of Process. Each of the parties hereto irrevocably consents to the service of any process, pleading, notices or other papers by the mailing of copies thereof by registered, certified or first class mail, postage prepaid, to such party at such party's address set forth herein, or by any other method provided or permitted under New York law. Additionally, each member of the Contributing Group hereby appoints Univisa, Inc., 767 Fifth Ave., New York, N.Y. 10153 as agent for service of process in New York and each member of the Newco Group hereby appoints C T Corporation System, 1633 Broadway, New York, NY 10019 as agent for service of process in New York.

    (b) Consent and Jurisdiction. Each party irrevocably and unconditionally agrees and consents that any suit, action or other legal proceeding arising out of or related to this Agreement shall be brought and heard in the Borough of Manhattan, State of New York and each party irrevocably consents to personal jurisdiction in any and all tribunals in said Borough.

  10.10 Injunctive Relief. The parties acknowledge that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved person or entity will be irreparably damaged and will not have an adequate remedy at law. Any such person or entity shall, therefore, be entitled to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties shall raise the defense that there is an adequate remedy at law.

  10.11 Arbitration. Notwithstanding anything herein to the contrary, in the event that there shall be a dispute among the parties arising out of or relating to Section 5.9, Article VIII or the Collateral Trust Agreement, the parties agree that such dispute shall be resolved by final and binding arbitration in Los Angeles, California, administered by Judicial Arbitration & Mediation Services, Inc. ("JAMS"), in accordance with JAMS' rules of practice then in effect or such other procedures as the parties may agree to prior to the Closing. Depositions may be taken and other discovery may be obtained during such arbitration proceedings to the same extent as authorized in civil judicial proceedings. Any award issued as a result of such arbitration shall be final and binding between the parties thereto, and shall be enforceable by any court having jurisdiction over the party against whom enforcement is sought. The fees and expenses of such arbitration (including reasonable attorneys' fees) or any action to enforce an arbitration award shall be paid by the party that does not prevail in such arbitration, unless the arbitrator determines another method is more equitable.

  10.12 Attorneys' Fees. Subject to Section 10.11, if any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including reasonable attorneys' fees, incurred in connection with such action, including any appeal of such action.

  10.13 Cumulative Remedies. All rights and remedies of each party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

  10.14 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when executed and delivered by each of the parties.

  10.15 Investment Representations.

    (a) Contributor is acquiring the Newco Common Stock with its own funds or property for investment, for its own account, and not as a nominee or agent for any other person, firm or corporation, and not with a view to the sale or distribution of all or any part thereof, and Contributor has no present intention of selling, granting participation in, or otherwise distributing any of the Newco Common Stock. Contributor does not have any contract, undertaking, agreement or arrangement with any person, firm or corporation to sell, transfer or grant participation to such person, firm or corporation, with respect to any of the Newco Common Stock.

    (b) Contributor understands and agrees that (i) the Newco Common Stock will not be registered under the Securities Act of 1933, as amended (the "Securities Act"), in part based upon an exemption from the registration predicated on the accuracy and completeness of its representations and warranties appearing herein and (ii) Contributor shall not sell, transfer or assign any shares of the Newco Common Stock until they are registered under the Act or an exemption from the registration and prospectus delivery requirements of the Act is available, and (iii) there is no assurance that such an exemption from registration will ever be available or that the Newco Common Stock will ever be able to be sold.

    (c) By reason of its net worth, Contributor is an "accredited investor" (as defined in Regulation D promulgated under the Securities Act). Contributor was not formed for the specific purpose of acquiring the stock issued pursuant to this Agreement. Contributor's purchase is directed by a sophisticated person as described in Regulation D promulgated under the Securities Act.

    (d) Contributor understands and acknowledges that each certificate representing the Newco Common Stock issued to Contributor in the Univisa Contribution will bear a legend to the following effect:

    "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT PURSUANT TO (I) A REGISTRATION STATEMENT WITH RESPECT TO SUCH SECURITIES, WHICH IS EFFECTIVE UNDER SUCH ACT, OR (II) ANY EXEMPTION FROM REGISTRATION UNDER SUCH ACT RELATING TO THE DISPOSITION OF SECURITIES, INCLUDING RULE 144, PROVIDED AN OPINION OF COUNSEL IS FURNISHED, REASONABLY SATISFACTORY IN FORM AND SUBSTANCE TO MAGELLAN INTERNATIONAL, INC., THAT AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SUCH ACT IS AVAILABLE."

Contributor hereby agrees not to offer, sell or otherwise transfer the shares of Newco Common Stock in violation of the foregoing legend.

                          [signature page to follow]

  IN WITNESS WHEREOF, the parties hereto have caused this Stock Contribution and Exchange Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

                                          GRUPO TELEVISA, S.A.

                                            /s/ Guillermo Canedo White
                                          By: _________________________________
                                            Name: Guillermo Canedo White
                                            Title: Executive Vice President

                                          SATELLITE COMPANY, L.L.C.

                                            /s/ Guillermo Canedo White
                                          By: _________________________________
                                            Name: Guillermo Canedo White
                                            Title: Authorized Signatory

                                          MAGELLAN INTERNATIONAL, INC.

                                            /s/ Charles H. Noski
                                          By: _________________________________
                                            Name: Charles H. Noski
                                            Title: President

                                          HUGHES COMMUNICATIONS, INC.

                                            /s/ Jerald F. Farrell
                                          By: _________________________________
                                            Name: Jerald F. Farrell
                                            Title: President

                      CLASS A COMMON STOCKHOLDER CONSENT

  The undersigned holders of the shares of the Class A Common Stock of PanAmSat Corporation hereby consent to the foregoing Stock Contribution and Exchange Agreement on this 19th day of September, 1996.

                                     /s/ Mary Anselmo
                                     __________________________________________
                                     Name: MARY ANSELMO, individually, and as
                                          a trustee of the Article VII Trust
                                          created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995 and as a trustee
                                          of the RAYCE ANSELMO TRUST DATED
                                          DECEMBER 23, 1991

                                     /s/ Frederick A. Landman
                                     __________________________________________
                                     Name: FREDERICK A. LANDMAN, individually
                                          and as a trustee of the Article VII
                                          Trust created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995

                                     /s/ Lourdes Saralegui
                                     __________________________________________
                                     Name: LOURDES SARALEGUI, individually and
                                          as a trustee of the Article VII
                                          Trust created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995

                                     /s/ Pier Landman
                                     __________________________________________
                                     Name: PIER LANDMAN, individually and as
                                          the sole trustee of the CHLOE
                                          LANDMAN TRUST DATED JUNE 10, 1988
                                          and the sole trustee of the RISSA
                                          LANDMAN TRUST DATED JUNE 10, 1988

                                     /s/ Edward J. Landau
                                     __________________________________________
                                     Name: EDWARD J. LANDAU, as co-trustee of
                                          the FREDERICK A. LANDMAN IRREVOCABLE
                                          TRUST DATED DECEMBER 22, 1995

                                     /s/ Patrick J. Costello
                                     __________________________________________
                                     Name: PATRICK J. COSTELLO, as co-trustee
                                          of the FREDERICK A. LANDMAN
                                          IRREVOCABLE TRUST DATED DECEMBER 22,
                                          1995

                                     /s/ Reverge Anselmo
                                     __________________________________________
                                     Name: REVERGE ANSELMO, individually

                                                                     APPENDIX D

[Letterhead of Morgan Stanley & Co.]

                                          April 16, 1997

Board of Directors
PanAmSat Corporation
One Pickwick Plaza
Greenwich, CT 06830

Members of the Board:

  We understand that PanAmSat Corporation ("PanAmSat" or the "Company"), Hughes Communications, Inc. ("HCI"), Magellan International, Inc. ("Newco") and certain other affiliates of HCI have entered into an Agreement and Plan of Reorganization (the "Agreement") and certain related agreements, including the Stock Contribution and Exchange Agreement (as defined below), each dated September 20, 1996 pursuant to which Newco will acquire (a) the Galaxy Business (as defined in the Agreement) of HCI and its affiliates by HCI causing the contribution of the assets and liabilities comprising the Galaxy Business, other than certain assets and liabilities, to Newco (the "Asset Contribution") in exchange for 106,622,807 shares of common stock of Newco, par value $0.01 per share ("Newco Common Stock"), and (b) PanAmSat by (i) Satellite Company, L.L.C. ("S Company"), a subsidiary of Grupo Televisa, S.A. ("Televisa"), contributing all of the outstanding capital stock of Univisa, Inc. ("Univisa"), which indirectly owns all of the shares of Class B common stock of PanAmSat, par value $0.01 per share ("PAS Class B Common Stock"), to Newco (the "Univisa Share Exchange") in exchange for consideration with a deemed aggregate value equal to the product of $30.00 multiplied by the number of shares of PAS Class B Common Stock indirectly owned by Univisa immediately prior to the effective time of the Merger (as defined below), which consideration will be divided into units with a deemed value of $30.00 each, with each such unit to be exchanged at the election of S Company, subject to proration and the Trust Holdback (as defined in the Stock Contribution and Exchange Agreement) for (A) one share of Newco Common Stock (the "Stock Consideration"), (B) $30.00 in cash, subject to upward adjustment if the Closing (as defined in the Agreement) has not occurred by September 20, 1997 (the "Standard Cash Consideration") or (C) one-half share of Newco Common Stock and one-half of the amount of the Standard Cash Consideration (the "Standard Consideration") and (ii) a subsidiary of Newco merging with and into PanAmSat (the "Merger", and together with the Univisa Share Exchange, the "Transactions").

  At the effective time of the Merger pursuant to the terms of the Agreement, the holder of each issued and outstanding share of common stock of PanAmSat, par value $0.01 per share ("PAS Common Stock"), and each issued and outstanding share of Class A common stock of PanAmSat, par value $0.01 per share ("PAS Class A Common Stock" and, together with PAS Common Stock and PAS Class B Common Stock, "PanAmSat Common Stock"), will have the right to elect to receive, subject to proration, the Stock Consideration, the Standard Cash Consideration or the Standard Consideration. The aggregate amount of cash to be paid in the Merger and the Univisa Share Exchange will not exceed the product obtained by multiplying one-half of the amount of the Standard Cash Consideration by the aggregate number of shares of PanAmSat Common Stock outstanding immediately prior to the effective time of the Merger.

  We also understand that, in separate but related transactions, (i) immediately upon completion of the Transactions and the Asset Contribution and receipt of the consideration described above, 7,500,000 shares of Newco Common Stock received by S Company will be repurchased by Newco in exchange for $225,000,000 in

                                            [Letterhead of Morgan Stanley & Co.]

cash (the "Share Redemption") and (ii) immediately thereafter, pursuant to the terms of the DTH Option Purchase Agreement among PanAmSat, Televisa and S Company dated September 20, 1996, PanAmSat will sell to Televisa, S Company or their designee(s) its interest in the Direct-to-Home business of Televisa (the "DTH Sale") in exchange for $225,000,000 in cash. We have not assisted in the negotiations with respect to the Share Redemption or the DTH Sale and understand that Salomon Brothers Inc has acted for PanAmSat in connection with the DTH Sale and is providing an opinion to PanAmSat that the consideration to be paid by Televisa concerning the DTH Sale represents fair value from a financial point of view.

  The terms and conditions of the Asset Contribution and the Merger are more fully set forth in the Agreement. The terms and conditions of the Univisa Share Exchange and the Share Redemption are more fully set forth in the Stock Contribution and Exchange Agreement (the "Stock Contribution and Exchange Agreement") dated as of September 20, 1996 among Televisa, S Company, Newco and HCI.

  On September 20, 1996, we delivered a written opinion to the Board of Directors of PanAmSat that (i) the consideration in the aggregate to be received by the holders of shares of PanAmSat Common Stock pursuant to the Transactions was fair from a financial point of view to such holders and (ii) the consideration to be paid in the Share Redemption is fair from a financial point of view to Newco, and you have now asked us to reconfirm our earlier opinion.

  For purposes of the opinion set forth herein, we have:

  (i) analyzed certain publicly available financial statements of PanAmSat and other publicly available information relating to PanAmSat and the Galaxy Business;

  (ii) analyzed certain internal financial statements and other financial and operating data concerning PanAmSat and the Galaxy Business prepared by the respective managements of PanAmSat and HCI and discussed certain of this data with senior executives of PanAmSat and HCI;

  (iii) analyzed certain financial projections of PanAmSat and the Galaxy Business prepared by the respective managements of PanAmSat and HCI;

  (iv) discussed the past and current operations and financial condition and the prospects of PanAmSat and the Galaxy Business with senior executives of PanAmSat and HCI, respectively;

  (v) reviewed the reported prices and trading activity for PanAmSat Common
      Stock;

  (vi) analyzed the estimated pro forma impact of the Transactions and the Asset Contribution on Newco's financial ratios;

  (vii) reviewed and considered the financial and other information prepared by members of senior management of PanAmSat and HCI relating to the relative contributions of PanAmSat and the Galaxy Business to the combined company;

  (viii) participated in discussions and negotiations among representatives of PanAmSat, HCI and certain other parties and their financial and legal advisors;

  (ix) reviewed the Agreement, the Stock Contribution and Exchange Agreement and certain related documents; and

  (x) performed such other analyses as we have deemed appropriate.

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of PanAmSat and the Galaxy Business, respectively. We have not made any independent valuation or appraisal of the assets or liabilities of PanAmSat or the Galaxy Business, nor have we been furnished with any such appraisals. We have assumed that the Transactions, the Asset Contribution and the Share Redemption will be consummated in accordance with the terms set forth in the Agreement, the

                                            [Letterhead of Morgan Stanley & Co.]

Stock Contribution and Exchange Agreement and certain related agreements. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have assumed that the Transactions and the Asset Contribution together will be treated as a tax-free exchange, pursuant to the Internal Revenue Code of 1986, as amended. We have also assumed that in connection with the receipt of all necessary regulatory approvals for the Transactions and the Asset Contribution, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Transactions and the Asset Contribution.

  We have acted as financial advisor to the Board of Directors of PanAmSat in connection with the Transactions and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated ("Morgan Stanley") and its affiliates have provided financial advisory and financing services for PanAmSat, Televisa and HCI and certain of their affiliates and have received fees for the rendering of these services. As part of such services, Morgan Stanley acted as lead underwriter in connection with the initial public offering of PAS Common Stock in September 1995. In addition, concurrent with the negotiation of the Transactions and the Asset Contribution and at the request of Televisa, certain principal investing funds affiliated with Morgan Stanley have been in preliminary discussions with Televisa concerning the potential acquisition or financing of some or all of the Newco Common Stock from Televisa and/or certain of its affiliates.

  We express no opinion and make no recommendation as to whether the holders of PanAmSat Common Stock should elect to receive the Standard Consideration, the Stock Consideration or the Standard Cash Consideration.

  It is understood that this letter is for the information of the Board of Directors of PanAmSat and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by PanAmSat in respect of the Transactions with the Securities and Exchange Commission. In addition, this opinion does not in any manner address the prices at which the shares of Newco Common Stock will trade following consummation of the Transactions, the Asset Contribution and the Share Redemption, and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of PanAmSat Common Stock should vote at the stockholders' meeting held in connection with the Transactions.

  Based on the foregoing, we are of the opinion on the date hereof that (i) the consideration in the aggregate to be received by the holders of shares of PanAmSat Common Stock pursuant to the Transactions is fair from a financial point of view to such holders and (ii) the consideration to be paid in the Share Redemption is fair from a financial point of view to Newco.

                                          Very truly yours,

                                          MORGAN STANLEY & CO. INCORPORATED

                                              /s/ Paul J. Taubman
                                          By___________________________________
                                            Name: Paul J. Taubman
                                            Title: Managing Director

                                                                     APPENDIX E

LOGO

  September 19, 1996

  Board of Directors
  PanAmSat Corporation
  One Pickwick Plaza
  Greenwich, CT 06830

  Members of the Board:

    You have advised us that Grupo Televisa, S.A. or one of its affiliates ("Televisa") will pay $225,000,000 in cash to PanAmSat Corporation (the "Company") to acquire the Company's options (the "Options") to purchase 49%, 15%, 12%, 14% and 10% of certain direct-to-home satellite television broadcasting businesses (collectively, the "Business") conducted by Televisa and other entities in Spain, Mexico, the United States, South America (excluding Argentina, Brazil and Chile) and Argentina and Chile, respectively. You have requested our opinion as to the fairness to the Company of the consideration to be paid by Televisa to acquire the Options. The purchase of the Options will be made in connection with the combination (the "Merger") of the Company with certain businesses owned by Hughes Electronics Corporation ("Hughes").

    In connection with rendering our opinion, we have reviewed certain publicly available information concerning the Company and certain other financial information concerning the Company and the Business, including financial forecasts, that were provided to us by the Company. We have discussed the business operations and financial condition of the Business, as well as other matters we believe relevant to our inquiry, with certain officers and employees of the Company, Televisa and the Business. We also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant.

    In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information reviewed by us, and we have not assumed any responsibility for independent verification of such information. With respect to the financial forecasts of the Business, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Business as to the future financial performance of the Business, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have not made or obtained or assumed any responsibility for making or obtaining any independent evaluations or appraisals of any of the assets (including properties and facilities) or liabilities of the Business. We were not asked to, and did not, solicit other proposals for the acquisition of the Options.

 BOARD OF DIRECTORS
LOGO
 PANAMSAT CORPORATION
 SEPTEMBER 19, 1996
 PAGE 2

   Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the Company's underlying business decision to sell the Options to Televisa in connection with the Merger. Our opinion does not address the fairness of the Merger. Our opinion is directed only to the consideration to be paid by Televisa to acquire the Options and does not constitute a recommendation concerning how any holder of the Company's securities should vote with respect to the Merger.

   We have acted as financial advisor to the Company and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a portion of which is conditioned upon consummation of a sale by the Company of the Options. In the ordinary course of business, we may actively trade the securities of the Company, Televisa and Hughes for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

   Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be paid by Televisa to acquire the Options represents fair value for the Options from a financial point of view.

                                         Very truly yours,

                                         /s/ Salomon Brothers Inc
                                         ______________________________________
                                         SALOMON BROTHERS INC

                                                                     APPENDIX F

                     RESTATED CERTIFICATE OF INCORPORATION
                                      OF
                          MAGELLAN INTERNATIONAL, INC.

  Magellan International, Inc., a corporation organized and existing under the laws of the State of Delaware, hereby certifies as follows:

  FIRST. (a) The present name of the corporation is Magellan
  International, Inc.

         (b) The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was September 18, 1996 under the name Magellan International, Inc.

  SECOND. This Restated Certificate of Incorporation has been duly adopted pursuant to and in accordance with Sections 228, 242 and 245 of the General Corporation Law of the State of Delaware (the "General Corporation Law"), and restates and amends the provisions of the existing Certificate of Incorporation of Magellan International, Inc.

  THIRD. The Certificate of Incorporation of Magellan International, Inc. is hereby amended and restated so as to read in its entirety as follows:

                                  ARTICLE ONE

                                     NAME

  The name of the corporation is PANAMSAT CORPORATION (the "Corporation").

                                  ARTICLE TWO

                               REGISTERED OFFICE

  The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, in the City of Wilmington, County of New Castle 19801, and the name of the registered agent at such address is The Corporation Trust Company.

                                 ARTICLE THREE

                                   PURPOSES

  The nature of the business or purposes of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law, and by such statement all lawful acts and activities shall be within the purposes of the Corporation, except for express limitations, if any.

                                 ARTICLE FOUR

                               CAPITAL STRUCTURE

  4.1. The total number of shares of stock which the Corporation shall have authority to issue is 450,000,000 shares of all classes of stock, consisting of 400,000,000 shares of Common Stock, par value $.01 per share, and 50,000,000 shares of Preferred Stock, par value $.01 per share.

  4.2. Shares of Preferred Stock may be issued from time to time in one or more series as may from time to time be determined by the Board of Directors, each of said series to be distinctly designated. The voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, if any, of each such series may differ from those of any and all other series of Preferred Stock at any time outstanding, and the Board of Directors is hereby expressly granted authority to fix or alter, by resolution or resolutions, the designation, number, voting powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, of each such series, including but without limiting the generality of the foregoing, the following:

    (a) The distinctive designation of, and the number of shares of Preferred Stock that shall constitute, such series, which number (except where otherwise provided by the Board of Directors in the resolution establishing such series) may be increased or decreased (but not below the number of shares of such series then outstanding) from time to time by like action of the Board of Directors;

    (b) The rights in respect of dividends, if any, of such series of Preferred Stock, the extent of the preference or relation, if any, of such dividends to the dividends payable on any other class or classes or on any other series of the same or other class or classes of capital stock of the Corporation and whether such dividends shall be cumulative or noncumulative;

    (c) The right, if any, of the holders of such series of Preferred Stock to convert the same into, or exchange the same for, shares of any other class or classes or of any other series of the same or any other class or classes of capital stock of the Corporation, and the terms and conditions of such conversion or exchange;

    (d) Whether or not shares of such series of Preferred Stock shall be subject to redemption, and the redemption price or prices and the time or times at which, and the terms and conditions on which, shares of such series of Preferred Stock may be redeemed;

    (e) The rights, if any, of the holders of such series of Preferred Stock upon the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation or in the event of any merger or consolidation of or sale of assets by the Corporation;

    (f) The terms of any sinking fund or redemption or repurchase or purchase account, if any, to be provided for shares of such series of Preferred Stock;

    (g) The voting powers, if any, of the holders of any series of Preferred Stock generally or with respect to any particular matter, which may be less than, equal to or greater than one vote per share, and which may, without limiting the generality of the foregoing, include the right, voting as a series by itself or together with the holders of any other series of Preferred Stock or all series of Preferred Stock as a class, to elect one or more directors of the Corporation generally or under such specific circumstances and on such conditions, as shall be provided in the resolution or resolutions of the Board of Directors adopted pursuant hereto, including, without limitation, in the event there shall have been a default in the payment of dividends on or redemption of any one or more series of Preferred Stock; and

    (h) Such other powers, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions thereof, as the Board of Directors shall determine.

                                 ARTICLE FIVE

                                   DIRECTORS

  5.1. The initial Board of Directors shall consist of 10 directors. Such number may be changed in such manner as provided in the bylaws of the Corporation.

  5.2. Unless and except to the extent that the bylaws of the Corporation shall so require, the election of directors of the Corporation need not be by written ballot.

                                  ARTICLE SIX

                            LIMITATION ON LIABILITY

  A director of the Corporation shall not be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation Law as the same exists or may hereafter be amended. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

                                 ARTICLE SEVEN

                                INDEMNIFICATION

  SECTION 7.1. Right to Indemnification. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) incurred by such person. Except as provided in
Section 7.3, the Corporation shall not be required to indemnify a person in connection with a proceeding (or part thereof) initiated by such person unless the proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

  SECTION 7.2. Advancement of Expenses. The Corporation shall pay the expenses (including attorneys' fees) of any person referred to in Section 7.1 of this ARTICLE SEVEN incurred in defending any proceeding in advance of its final disposition; provided, however, that the advancement of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this ARTICLE SEVEN or otherwise.

  SECTION 7.3. Claims. If a claim for indemnification or advancement of expenses under this ARTICLE SEVEN is not paid in full within sixty (60) days after a written claim therefor has been received by the Corporation (except in the case of a claim for advancement of expenses, in which case the applicable period shall be twenty (20) days), the claimant may file suit to recover the unpaid amount of such claim. If successful in whole in such an action, the claimant shall be entitled to be paid the expense of prosecuting such claim; if successful in part in such an action, the claimant shall be entitled to be paid the expense of prosecuting each successfully resolved claim, issue or matter. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or advancement of expenses under applicable law.

  SECTION 7.4. Non-Exclusivity of Rights. The rights conferred on any person by this ARTICLE SEVEN shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Restated Certificate of Incorporation, provision of the bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

  SECTION 7.5. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person would be entitled to retain as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit enterprise.

  SECTION 7.6. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this ARTICLE SEVEN shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification.

                                 ARTICLE EIGHT

                           AMENDMENT OF CERTIFICATE

  From time to time and at any time, any provision contained in this Restated Certificate of Incorporation may be amended, altered, changed or repealed by the Corporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by law; and all rights, preferences and privileges of whatsoever nature conferred upon stockholders, directors or any other persons whomsoever by and pursuant to this Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the rights reserved in this ARTICLE EIGHT.

                                 ARTICLE NINE

                              AMENDMENT OF BYLAWS

  In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, alter and repeal the bylaws of the Corporation.

                                  ARTICLE TEN

                              STOCKHOLDER ACTION

  Any action required or permitted to be taken by any stockholders of the Corporation must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Except as otherwise required by law, special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.

                                ARTICLE ELEVEN

                             BUSINESS COMBINATIONS

  The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law.

  IN WITNESS WHEREOF, the Corporation has caused this Restated Certificate of Incorporation to be executed by Kenneth N. Heintz, the Treasurer of the
Corporation, this [  ] day of [     ], 1997.

                                          Magellan International, Inc.


                                          _____________________________________
                                          Kenneth N. Heintz
                                          Treasurer

                                                                     APPENDIX G

                                RESTATED BYLAWS

                                      OF

                             PANAMSAT CORPORATION

                                   ARTICLE I

                                 STOCKHOLDERS

  SECTION 1.1. Annual Meetings. An annual meeting of stockholders shall be held for the election of directors at such date, time and place, either within or without the State of Delaware, as may be designated by resolution of the Board of Directors from time to time. Any other proper business may be transacted at the annual meeting.

  SECTION 1.2. Special Meetings. Special meetings of stockholders for any purpose or purposes may be called at any time by the Board of Directors, or by a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority, as provided in a resolution of the Board of Directors, include the power to call such meetings, but such special meetings may not be called by any other person or persons.

  SECTION 1.3. Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting shall be given that shall state the place, date and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. Unless otherwise provided by law, the certificate of incorporation or these Bylaws, the written notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the Corporation.

  SECTION 1.4. Adjournments. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

  SECTION 1.5. Quorum. Except as otherwise provided by law, the certificate of incorporation or these Bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having a majority of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum. Where a separate vote by a series, class or classes is required, a majority of the outstanding shares of stock of such class or classes on any particular issue, present in person or represented by proxy, shall be necessary and sufficient to constitute a quorum for purposes of such issue. In the absence of a quorum, the stockholders so present may, by majority vote, adjourn the meeting from time to time in the manner provided in
Section 1.4 of these Bylaws until a quorum shall attend. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

  SECTION 1.6. Organization. Meetings of stockholders shall be presided over by the Chairman of the Board, if any, or in his absence by the President, or in his absence by an Executive Vice President, or in the absence of the foregoing persons by a chairman designated by the Board of Directors, or in the absence of such designation by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting. The chairman of the meeting shall announce at the meeting of stockholders the date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote.

  SECTION 1.7. Voting; Proxies. Each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder which has voting power upon the matter in question. At all meetings of stockholders for the election of directors, a plurality of the votes cast shall be sufficient to elect a director. All other elections and questions shall, unless otherwise provided by law, the certificate of incorporation, these Bylaws or the rules or regulations of any stock exchange applicable to the Corporation, be decided by the affirmative vote of the holders of shares of stock having a majority of the votes present in person or represented by proxy and entitled to vote thereon. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or by delivering a proxy in accordance with applicable law bearing a later date to the Secretary of the Corporation. Voting at meetings of stockholders need not be by written ballot.

  SECTION 1.8. Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and which record date: (i) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof, shall, unless otherwise required by law, not be more than sixty nor less than ten (10) days before the date of such meeting; and
(ii) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; and
(ii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

  SECTION 1.9. List of Stockholders Entitled to Vote. The Secretary shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or if not so specified, at the place where the meeting is to be held. The list shall also be produced and kept at the time and place of the meeting during the whole time thereof and may be inspected by any stockholder who is present.

  SECTION 1.10. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the stock ledger, the list required by Section 1.9 of this ARTICLE I, or to vote in person or by proxy at any meeting of stockholders.

  SECTION 1.11. Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the chairman of any meeting of stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent otherwise determined by the Board of Directors or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

  SECTION 1.12. Advance Notice of Stockholder Nominations and Business.

  (A) Annual Meetings of Stockholders.

    (1) Nominations of persons for election to the Board of Directors and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders (a) pursuant to the Corporation's notice of meeting, (b) by or at the direction of the Board of Directors or (c) by any stockholder of the Corporation who was a stockholder of record at the time of giving of notice provided for in this Bylaw, who is entitled to vote at the meeting and complies with the notice procedures set forth in this Bylaw.

    (2) For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Bylaw, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14a-11 thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (b) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the Corporation's books, and of such beneficial owner, (ii) the class and number of shares of the Corporation which are owned beneficially and of record by such stockholder and such beneficial owner, and (iii) whether the proponent intends or is part of a group which intends to solicit proxies from other stockholders in support of such proposal or nomination.

    (3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this Bylaw to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least seventy (70) days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Bylaw shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the Corporation.

  (B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation's notice of meeting (a) by or at the direction of the Board of Directors or (b) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is a stockholder of record at the time of giving of notice provided for in this Bylaw, who shall be entitled to vote at the meeting and who complies with the notice procedures set forth in this Bylaw. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board of Directors, any such stockholder may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the stockholder's notice required by paragraph (A)(2) of this Bylaw shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting, or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment of a special meeting commence a new time period for the giving of a stockholder's notice as described above.

  (C) General.

    (1) Only such persons who are nominated in accordance with the procedures set forth in this Bylaw shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Bylaw. Except as otherwise provided by law, the certificate of incorporation or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Bylaw and, if any proposed nomination or business is not in compliance with this Bylaw, to declare that such defective proposal or nomination shall be disregarded.

    (2) For purposes of this Bylaw, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

    (3) Notwithstanding the foregoing provisions of this Bylaw, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Bylaw. Nothing in this Bylaw shall be deemed to affect any rights
  (i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii) of the holders of any series of Preferred Stock to elect directors under specified circumstances.

  SECTION 1.13. Stockholder Action. Any action required or permitted to be taken by any stockholders of the Corporation must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders. Except as otherwise required by law, special meetings of stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.

  SECTION 1.14. Inspectors of Election. The Corporation shall, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the person presiding at the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share,
(ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and
(v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors' count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

                                  ARTICLE II

                              BOARD OF DIRECTORS

  SECTION 2.1. Number; Qualifications. The Board of Directors shall consist of one or more members, the number thereof to be determined from time to time by resolution of the Board of Directors. Directors need not be stockholders.

  SECTION 2.2. Election; Resignation; Removal; Vacancies. At the first annual meeting of stockholders and at each annual meeting thereafter, the stockholders shall elect directors each of whom shall hold office for a term of one year or until his successor is elected and qualified. The number of directors constituting the initial Board of Directors shall be ten. Subject to the rights of holders of any series of Preferred Stock to elect directors under specified circumstances, the number of directors may be modified from time to time exclusively by the Board of Directors pursuant to a resolution adopted by a majority of the total number of directors which the Corporation would have if there were no vacancies. Any director may resign at any time upon written notice to the Corporation. Any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he has replaced or until his successor is elected and qualified.

  SECTION 2.3. Regular Meetings. Regular meetings of the Board of Directors may be held at such places within or without the State of Delaware and at such times as the Board of Directors may from time to time determine, and if so determined notices thereof need not be given.

  SECTION 2.4. Special Meetings. Special meetings of the Board of Directors may be held at any time or place within or without the State of Delaware whenever called by the President, any Vice President, the Secretary, or by any member of the Board of Directors. Notice of a special meeting of the Board of Directors shall be given by the person or persons calling the meeting at least twenty-four hours before the special meeting.

  SECTION 2.5. Telephonic Meetings Permitted. Members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting thereof by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Bylaw shall constitute presence in person at such meeting.

  SECTION 2.6. Quorum; Vote Required for Action. At all meetings of the Board of Directors a majority of the whole Board of Directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

  SECTION 2.7. Organization. Meetings of the Board of Directors shall be presided over by the Chairman of the Board, if any, or in his absence by the President, or in their absence by a chairman chosen at the meeting. The Secretary shall act as secretary of the meeting, but in his absence the chairman of the meeting may appoint any person to act as secretary of the meeting.

  SECTION 2.8. Informal Action by Directors. Unless otherwise restricted by the certificate of incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors, or of any committee thereof, may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors or such committee.

                                  ARTICLE III

                                  COMMITTEES

  SECTION 3.1. Committees. The Board of Directors shall appoint the committees provided for in these Bylaws in Sections 3.2 and 3.3 and may, by resolution passed by the Board of Directors, designate one or more additional committees, each committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member. Any such committee, to the extent permitted by law and to the extent provided in the resolution of the Board of Directors, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it.

  SECTION 3.2. Compensation Committee.

  (a) At each annual meeting of the Board of Directors, the Board of Directors shall, by a resolution adopted by the Board of Directors, designate and appoint from its members a Compensation Committee consisting of three or more directors, each of whom shall be a "disinterested" person.

  (b) The Compensation Committee shall have the following powers and responsibilities:

    (1) to review and recommend to the Board of Directors compensation levels, bonus amounts and stock option grants of officers and compensation and benefit plans recommended by management for other employees;

    (2) to request and review reports from the corporation's management on the scope, competence, performance and motivation of management employees;

    (3) to develop, review and recommend to the Board of Directors incentive, bonus, stock option and similar incentive plans or programs and retirement and welfare plans or programs for officers and key managers;

    (4) to interpret incentive, bonus, stock option and similar incentive plans; and

    (5) to develop, review and recommend to the Board of Directors changes of major benefit programs.

  (c) Action taken by the Compensation Committee or at meetings duly called shall require the affirmative vote of at least a majority of its members.

  SECTION 3.3. Audit Committee.

  (a) At each annual meeting of the Board of Directors, the Board of Directors shall, by a resolution adopted by the Board of Directors, designate and appoint from its members an Audit Committee consisting of three or more directors, none of whom is an officer or employee of the Corporation.

  (b) The Audit Committee shall have the powers and responsibilities as designated by the Board of Directors from time to time.

  SECTION 3.4. Committee Rules. Unless the Board of Directors otherwise provides, each committee designated by the Board of Directors may make, alter and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to ARTICLE II of these Bylaws.

                                  ARTICLE IV

                                   OFFICERS

  SECTION 4.1. Executive Officers; Election; Qualifications; Term of Office; Resignation; Removal; Vacancies. The Board of Directors shall elect a President and Secretary, and it may, if it so determines, choose a Chairman of the Board from among its members. The Board of Directors may also choose one or more Executive Vice Presidents, one or more Senior Vice Presidents, one or more Assistant Secretaries, a Treasurer and one or more Assistant Treasurers. Each such officer shall hold office until the first meeting of the Board of Directors after the annual meeting of stockholders next succeeding his election, and until his successor is elected and qualified or until his earlier resignation or removal. Any officer may resign at any time upon written notice to the Corporation. The Board of Directors may remove any officer with or without cause at any time, but such removal shall be without prejudice to the contractual rights of such officer, if any, with the Corporation. Any number of offices may be held by the same person. Any vacancy occurring in any office of the Corporation by death, resignation, removal or otherwise may be filled for the unexpired portion of the term by the Board of Directors at any regular or special meeting.

  SECTION 4.2. Powers and Duties of Executive Officers. The officers of the Corporation shall have such powers and duties in the management of the Corporation as may be prescribed in a resolution by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the control of the Board of Directors.

  SECTION 4.3. Chairman of the Board. The Chairman of the Board shall be a member of the Board of Directors. He shall preside at each meeting of the Board of Directors or the stockholders. Unless the Chairman also holds another office described in these Bylaws, he shall be a non-executive officer of the Corporation.

  SECTION 4.4. The President. The President shall be the chief executive officer of the Corporation. He shall, in the absence of the Chairman of the Board, preside at each meeting of the Board of Directors or the stockholders. The President shall be responsible for the general supervision and control of the business and affairs of the Corporation, subject to the direction of the Board of Directors. The President may sign or countersign certificates, contracts, agreements and other documents and instruments in the name and on behalf of the Corporation, unless and except to the extent that any document or instrument is required by law or by the Board of Directors to be signed or countersigned by another officer of the Corporation. The President may appoint additional officers that are not executive officers described in these Bylaws (unless such appointments are approved by the Board of Directors), and such additional officers shall serve the Corporation at the discretion of the President. The President shall perform all duties incident to the office of the President, and such other duties as may from time to time be assigned to him by the Board of Directors.

  SECTION 4.5. Executive Vice President. Each Executive Vice President shall perform all such duties as from time to time may be assigned to him by the Board of Directors or the President. At the request of the President or in his absence or in the event of his inability or refusal to act, the Executive Vice President, or if there shall be more than one, the Executive Vice Presidents in the order determined by the Board of Directors (or if there be no such determination, then the Executive Vice Presidents in the order of their appointment), shall perform the duties of the President, and when so acting, shall have the powers of and be subject to the restrictions placed upon the President in respect of the performance of such duties.

  SECTION 4.6. Senior Vice President. Each Senior Vice President shall perform all such duties as from time to time may be assigned to him by the Board of Directors or the President. Each Senior Vice President shall perform all duties incident to the office of such Senior Vice President, and such other duties as may from time to time be assigned to him by the Board of Directors.

  SECTION 4.7. Chief Financial Officer. The Chief Financial Officer shall be responsible for the financial affairs of the Corporation and shall be the chief accounting officer for public securities purposes. If the Chief Financial Officer is not also the Treasurer of the Corporation, he shall be responsible for the supervision of the Treasurer. He shall perform all duties incident to the office of Chief Financial Officer, and such other duties as may from time to time be assigned to him by the Board of Directors.

  SECTION 4.8. Treasurer. The Treasurer shall:

    (a) have charge and custody of, and be responsible for, all the funds and securities of the Corporation;

    (b) keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation;

    (c) deposit all moneys and other valuables to the credit of the Corporation in such depositaries as may be designated by the Board of Directors or pursuant to its direction;

    (d) receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever;

    (e) disburse the funds of the Corporation and supervise the investments of its funds;

    (f) render to the Board of Directors, whenever the Board of Directors may require, an account of the financial condition of the Corporation; and

    (g) in general, perform all duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him by the Board of Directors.

  In the event that any officer of the Corporation other than the Treasurer shall be designated as the corporation's chief financial officer, the Treasurer shall share the foregoing powers and duties with such chief financial officer, and all references in these Bylaws to the Treasurer shall be deemed to include such chief financial officer of the Corporation.

  SECTION 4.9. Secretary. The Secretary shall:

    (a) keep or cause to be kept in one or more books provided for the purpose, the minutes of all meetings of the Board of Directors, the committees of the Board of Directors and the stockholders;

    (b) see that all notices are duly given in accordance with the provisions of these Bylaws and as required by law;

    (c) be custodian of the records and the seal of the Corporation and affix and attest the seal to all certificates for shares of the Corporation and affix and attest the seal to all other documents to be executed on behalf of the Corporation under its seal;

    (d) see that the books, reports, statements, certificates and other documents and records required by law to be kept and filed are properly kept and filed; and

    (e) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the Board of Directors.

  SECTION 4.10. Assistant Secretaries. During the absence or disability of the Secretary, the Assistant Secretary shall have and may exercise all of the powers and shall discharge all of the duties of the Secretary. Each Assistant Secretary shall also perform all such other duties as are incident to his office or are properly requested by the President, the Secretary or the Board of Directors.

  SECTION 4.11. Assistant Treasurers. During the absence or disability of the Treasurer, the Assistant Treasurer shall have and may exercise all of the powers and shall discharge all of the duties of the Treasurer. Each Assistant Treasurer shall also perform all such other duties as are incident to his office or are properly requested by the President, the Treasurer or the Board of Directors.

  SECTION 4.12. Additional Officers. The Board of Directors may appoint such other officers and agents as it may deem appropriate, and such other officers and agents shall hold their offices for such terms and shall exercise such powers and perform such duties as may be determined from time to time by the Board of Directors. The Board of Directors may from time to time delegate to any officer or agent the power to appoint subordinate officers or agents and to prescribe their respective rights, terms of office, authorities and duties. Any such officer or agent may remove any such subordinate officer or agent appointed by him, for or without cause.

                                   ARTICLE V

                                     STOCK

  SECTION 5.1. Certificates. Every holder of stock shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or the President or an Executive Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the Corporation, certifying the number of shares owned by him in the Corporation. Any of or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue.

  SECTION 5.2. Lost, Stolen or Destroyed Stock Certificates; Issuance of New Certificates. The Corporation may issue a new certificate of stock in the place of any certificate theretofore issued by it alleged to have been lost, stolen or destroyed, and the Corporation may require the owner of the lost, stolen or destroyed certificate, or his legal representative, to give the Corporation a bond sufficient to indemnify it against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate.

                                  ARTICLE VI

                                 MISCELLANEOUS

  SECTION 6.1. Fiscal Year. The fiscal year of the Corporation shall be determined by resolution of the Board of Directors.

  SECTION 6.2. Seal. The corporate seal shall have the name of the Corporation inscribed thereon and shall be in such form as may be approved from time to time by the Board of Directors.

  SECTION 6.3. Waiver of Notice of Meetings of Stockholders, Directors and Committees. Any written waiver of notice, signed by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at nor the purpose of any regular or special meeting of the stockholders, directors or members of a committee of directors need be specified in any written waiver of notice.

  SECTION 6.4. Manner of Notice. Except as otherwise provided herein, notices to directors and stockholders shall be in writing and delivered personally or mailed to the directors or stockholders at their addresses appearing on the books of the Corporation. Notice to directors may be given by telegram, telecopier, telephone or other means of electronic transmission.

  SECTION 6.5. Interested Directors; Quorum. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because his or their votes are counted for such purpose, if: (i) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to his relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof, or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

  SECTION 6.6. Form of Records. Any records maintained by the Corporation in the regular course of its business, including its stock ledger, books of account and minute books, may be kept on, or be in the form of, punch cards, magnetic tape, photographs, microphotographs, or any other information storage device, provided that the records so kept can be converted into clearly legible form within a reasonable time.

  SECTION 6.7. Amendment of Bylaws. These Bylaws may be altered or repealed, and new bylaws made, by the Board of Directors, but the stockholders may make additional bylaws and may alter and repeal any Bylaws whether adopted by them or otherwise.

                                                                     APPENDIX H

                         DTH OPTION PURCHASE AGREEMENT

  This DTH Option Purchase Agreement (this "Agreement"), dated September 20, 1996, between PanAmSat Corporation, a Delaware corporation ("PAS"), Grupo Televisa, S.A., a Mexican corporation ("Televisa") and Satellite Company, L.L.C., a Nevada Limited Liability Company ("S Company").

  A. PAS and Televisa have entered into a DTH System in Latin America Memorandum of Understanding dated as of March 27, 1995 (the "Original MOU"), as revised pursuant to a Revised DTH System in Latin America Memorandum of Understanding of even date herewith (the "Revised MOU"). Pursuant to Section
2.4.1 of the Original MOU and Section 1.1 of the Revised MOU, and pursuant to oral understandings, PAS has obligations or rights to purchase (such agreements or options to purchase, the "DTH Options"), subject to fulfillment of its indenture obligations, equity ownership in a company or companies formed to sell program services to consumers in the Americas and the Iberian peninsula.

  B. Concurrently with the execution and delivery of this Agreement, PAS is entering into an Agreement and Plan of Reorganization (the "Reorganization Agreement") with Hughes Communications, Inc. ("HCI"), Hughes Communications Galaxy, Inc., Hughes Communications Satellite Services, Inc., Hughes Communications Services, Inc., Hughes Communications Carrier Services, Inc., Hughes Communications Japan, Inc. and Magellan International, Inc. ("Newco"), pursuant to which, among other things, Newco will acquire the existing businesses of certain subsidiaries of HCI that together comprise the Galaxy Business (as defined in the Reorganization Agreement) and the business of PAS.

  C. It is a condition to the closing under the Reorganization Agreement that PAS dispose of the DTH Options.

  In consideration of the foregoing premises and the agreements, covenants and conditions set forth below, the parties agree as follows:

1. SALE OF DTH OPTION.

  1.1 Upon the terms and subject to the conditions contained herein, at a closing (the "Closing") occurring substantially concurrently with the payment by Newco of consideration pursuant to Section 1.2 of the Stock Contribution and Exchange Agreement of even date herewith between Televisa, S Company, Newco and Hughes Communications, Inc., PAS will sell, convey, transfer, assign and deliver (i) unless the proviso to Section 1.3 hereof is applicable, at Televisa's option, to Televisa and/or a designee or designees of Televisa, or
(ii) only if the proviso to Section 1.3 hereof is applicable, at S Company's option, to S Company and/or a designee or designees of S Company, all of PAS's right, title and interest in and to the DTH Options (collectively, the "PAS DTH Option Sale").

  1.2 Upon the terms and subject to the conditions contained herein, at the Closing, as consideration for the PAS DTH Option Sale, subject to Section 1.3 hereof, Televisa shall pay and/or cause to be paid to PAS the sum of U.S. $225,000,000 (the "DTH Option Amount").

  1.3 To effect the PAS DTH Option Sale, at the Closing (a) PAS shall assign, convey, transfer and sell (i) unless the proviso to this Section 1.3 is applicable, at Televisa's option, to Televisa and/or a designee or designees of Televisa, or (ii) only if the proviso to this Section 1.3 is applicable, at S Company's option, to S Company and/or a designee or designees of S Company, the DTH Options free and clear of any claim, lien, pledge, option, charge, security interest, encumbrance or other rights of third parties of any nature whatsoever, and (b) Televisa shall pay and/or caused to be paid an amount in cash equal to the DTH Option Amount to PAS by wire transfer of immediately available funds to an account designated by PAS; provided, that if Televisa is otherwise unable to pay and/or caused to be paid the DTH Option Amount to PAS at the Closing, then

S Company shall acquire and/or cause to be acquired by a designee or designees of S Company the DTH Options, and S Company shall pay and/or caused to be paid by a designee or designees of S Company the DTH Option Amount to PAS.

  1.4 (a) In the event that the proviso to Section 1.3 hereof is not applicable, unless otherwise provided in a written notice by Televisa to PAS at the Closing, PAS shall sell, convey, transfer, assign and deliver the DTH Options to Televisa at the Closing.

  (b) Only in the event that the proviso to Section 1.3 hereof is applicable, unless otherwise provided in a written notice by S Company to PAS at the Closing, PAS shall sell, convey, transfer, assign and deliver the DTH Options to S Company at the Closing.

2. REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS.

  2.1 PAS hereby represents and warrants to Televisa, S Company and their designees, and each of Televisa and S Company (on behalf of each of them and their designees, if any) hereby represents and warrants to PAS, that (i) such party has all requisite corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to effect the transactions contemplated hereby, (ii) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of such party, (iii) this Agreement has been duly executed and delivered by such party, and assuming that this Agreement constitutes the valid and binding agreement of the other party hereto, constitutes a valid and binding obligation of such party enforceable in accordance with its terms except that the enforcement hereby may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors' rights generally and general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity), (iv) no consent, approval, order or authorization of, or registration, declaration or filing with, notice to, or permit from any legislative, executive, judicial, regulatory or other governmental or quasi-governmental authority, instrumentality or body, whether domestic or foreign, local, state, federal or other, including, without limitation, any administrative agency, commission or court, or other public or private third party, is required by or with respect to such party in connection with the execution and delivery by such party of this Agreement or the consummation by such party of the transactions contemplated hereby.

  2.2 Each of the parties hereto hereby agrees that it will cooperate with one another and endeavor in good faith to take all actions required in connection with the consummation of the transactions contemplated by this Agreement.

3. BINDING EFFECT.

  This Agreement is a binding agreement between the parties, and may be amended or modified only by a written instrument executed by the parties. This Agreement constitutes the entire understanding and agreement of the parties with respect to the matters described herein and all prior agreements and understandings, whether written or oral related thereto, are merged herein and superseded hereby, except as set forth in Section 9 below.

4. NO THIRD PARTY BENEFICIARIES.

  Nothing contained in this Agreement is intended to confer on any person or entity, other than the parties hereto, any rights, remedies or obligations.

5. GOVERNING LAW.

  This Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to principles of conflicts of laws.

6. COUNTERPARTS.

  This Agreement may be executed in one or more counterparts, each of which shall constitute an original agreement.

7. TERMINATION.

  This Agreement may be terminated at any time prior to the Closing by PAS or Televisa (the date of such termination being referred to as a "Termination Date") if for any reason the Reorganization Agreement shall have been terminated in accordance with its terms. In the event of the termination of this Agreement as provided in the preceding sentence, written notice thereof shall forthwith be given to the other party and this Agreement shall forthwith become void and there shall be no liability on the part of either party hereto except to the extent that such termination results from the breach by such party hereto of any of its representations or warranties, or of any of its covenants or agreements, in each case, as set forth in this Agreement.

8. FURTHER RIGHTS.

  Notwithstanding anything contained herein to the contrary, upon the termination of this Agreement pursuant to Section 7, Televisa may extend this Agreement for a period of up to 12 months following the Termination Date (the "Extension Period") by written notice to PAS given within the Extension Period. Upon such extension, the transactions contemplated herein shall close prior to the expiration of the Extension Period, as the same may be further extended as provided in clause (b) below, on the terms and conditions set forth herein, provided that (a) the $225 million purchase price specified herein shall be increased by an amount equal to interest at the rate of 10% per annum from the Termination Date until the payment of the purchase price, and (b) if PAS enters into an agreement to effect a business combination within the Extension Period and if Televisa has committed to purchase the DTH Options in connection with such business combination, the closing of the purchase and sale may be adjourned, at Televisa's option, until the consummation of such business combination.

9. TERMINATION OF AGREEMENTS.

  Upon the consummation of the purchase by Televisa or its designee of the DTH Options as provided herein, all rights and obligations of the parties under the Original MOU and the Revised MOU shall, except as expressly provided below, be terminated and extinguished and neither party shall have any further obligation to the other. Notwithstanding the immediately preceding sentence, the provisions of Section 2 of the Revised MOU shall not be terminated or extinguished and shall remain in full force and effect.

  IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the day and year first above written.

                                          Grupo Televisa, S.A.

                                             /s/ Guillermo Canedo White
                                          By: _________________________________
                                             Name: Guillermo Canedo White
                                             Title:Executive Vice President

                                          Satellite Company, L.L.C.

                                             /s/ Guillermo Canedo White
                                          By: _________________________________
                                             Name: Guillermo Canedo White
                                             Title:Authorized Signatory

                                          Panamsat Corporation

                                             /s/ Frederick A. Landman
                                          By: _________________________________
                                             Name: Frederick A. Landman
                                             Title:President and Chief
                                              Executive Officer

                                                                     APPENDIX I

                       DELAWARE GENERAL CORPORATION LAW

  SECTION 262 APPRAISAL RIGHTS.--(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to (S) 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of his shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

  (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to (S) 251 (other than a merger effected pursuant to subsection (g) of Section 251), 252, 254, 257, 258, 263 or 264 of this title:

    (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the holders of the surviving corporation as provided in subsection (f) of (S) 251 of this title.

    (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to (S)(S) 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

      a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

      b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under (S) 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

  (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

  (d) Appraisal rights shall be perfected as follows:

    (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of his shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of his shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2) If the merger or consolidation was approved pursuant to (S) 228 or
  (S) 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
  (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given; provided that, if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

  (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

  (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

  (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

  (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

  (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

  (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

  (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection
(d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of his demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

  (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation. (Last amended by Ch. 349, L. '96, eff. 7-1-96.)

                                                                     APPENDIX J

                               CHARTER AMENDMENT

  RESOLVED, that the Amended and Restated Certificate of Incorporation of PanAmSat Corporation be, and it hereby is, amended as set forth below:

  ARTICLE ONE is restated in its entirety to read as follows:

                                      NAME

        The name of the Corporation is PANAMSAT INTERNATIONAL SYSTEMS, INC. (the "Corporation").

  ARTICLE FIVE, paragraph 5.8(a) is restated in its entirety to read as follows:

        5.8. Conversion Rights. (a) Automatic Conversion. Each share of Class A Common Stock and Class B Common Stock shall convert automatically into one fully paid and non-assessable share of Common Stock (i) upon its sale, gift, or other transfer, voluntary or involuntary, unless such sale, gift or other transfer is (A) to a Permitted Transferee (as such term is defined below), or (B) in accordance with Paragraph 5.9 herein or (ii) if such conversion is required under the applicable rules and regulations of the Federal Communication Commission or applicable law; provided, however, that no such conversion shall occur as a result of the consummation of any of the transactions contemplated by the Stock Contribution and Exchange Agreement, dated as of September 20, 1996 (as the same may be amended or otherwise modified pursuant to the terms thereof, the "Stock Contribution and Exchange Agreement"), by and among Grupo Televisa, S.A., a corporation organized under the laws of Mexico, Satellite Company, L.L.C., a Nevada limited liability company, Magellan International, Inc., a Delaware corporation ("Magellan"), and Hughes Communications, Inc., a California corporation ("HCI"), the Agreement and Plan of Reorganization, dated as of September 20, 1996 (as the same may be amended or otherwise modified pursuant to the terms thereof, the "Reorganization Agreement"), among HCI, Hughes Communications Galaxy, Inc., a California corporation, Hughes Communications Satellite Services, Inc., a California corporation, Hughes Communications Services, Inc., a California corporation, Hughes Communications Carrier Services, Inc., a California corporation, Hughes Communications Japan, Inc., a California corporation, Magellan and the Corporation, or the Agreement and Plan of Merger dated as of April 4, 1997 (as the same may be amended or otherwise modified pursuant to the terms thereof, the "Merger Agreement") by and among the Corporation, PAS Merger Corp., a Delaware corporation ("Merger Sub"), and Magellan, entered into in connection with the Reorganization Agreement, and the related agreements thereto. Each event of automatic conversion shall be referred to hereinafter as an Event of Automatic Conversion.

              For purposes of this Paragraph 5.8, a Permitted Transferee shall be:

                (a) (A) any past or present officer or employee of the
              Corporation or any of its subsidiaries, or any of their respective predecessors from time to time (an "Employee"); (B) the estate of an Employee; (C) the spouse or the former spouse of an Employee; (D) any lineal descendent of an Employee, any spouse of any such lineal descendent, an Employee's grandparent, parent, brother or sister, or an Employee's spouse's brother or sister; (E) any guardian or custodian (including a custodian for purposes of the Uniform Gift to Minors Act or Uniform Transfers to Minors Act) for, or any conservator or other legal representative of, one or more Permitted Transferees; or (F) any trust or savings or retirement account, including an individual retirement account for purposes of federal income tax laws, whether or not involving a trust, principally for the benefit of one or more Permitted Transferees, including any trust in respect of which a Permitted Transferee has any general or special testamentary power of appointment or general or special non-testamentary power of appointment which is limited to any other Permitted Transferee;

                (b) the Corporation;

                (c) subject to compliance with applicable rules and
              regulations of the Federal Communications Commission, Grupo Televisa, S.A. and its direct and indirect wholly-owned subsidiaries (including subsidiaries that have issued directors qualifying shares), including Univisa Satellite Holdings, Inc. ("USHI");

                (d) any employee benefit plan or trust thereunder sponsored by the Corporation or any of its subsidiaries;

                (e) any trust principally for the benefit of one or more of the individuals, persons, firms or entities ("Persons") referred to in (a) through (d) above;

                (f) any corporation, partnership or other entity if all of the beneficial ownership is held by one or more of the Persons referred to in (a) through (e) above;

                (g) any successor to any of the Persons referred to in (a)
              through (f) above pursuant to a merger, consolidation, transfer of all or substantially all of such Person's assets or other similar transaction; and

                (h) any voting trust for the benefit of one or more of the
              Persons referred to in (a) through (g) above.

        Notwithstanding anything to the contrary set forth herein, any holder of Class A Common Stock or Class B Common Stock may pledge his or its shares of Class A Common Stock or Class B Common Stock to a pledgee pursuant to a bona fide pledge of such shares as collateral security for indebtedness due to the pledgee, provided that such shares may not be transferred to or registered in the name of the pledgee unless such pledgee is a Permitted Transferee. In the event of foreclosure or other similar action by a pledgee who is not a Permitted Transferee, such pledged shares of Class A Common Stock or Class B Common Stock shall convert automatically, without any act or deed on the part of the Corporation or any other person, into shares of Common Stock as provided in this Paragraph 5.8, unless within five business days after such foreclosure or similar event such converted shares are returned to the pledgor or transferred to a Permitted Transferee.

  ARTICLE FIVE, paragraph 5.10 is restated in its entirety to read as follows:

        5.10. Consideration on Merger, Consolidation, etc. In any merger, consolidation, or business combination, the consideration to be received per share by the holders of Class A Common Stock, Class B Common Stock and Common Stock must be identical for each class of stock, except that in any such transaction in which shares of common equity are to be distributed, such shares may differ as to voting rights to the extent that voting rights differ among the Class A Common Stock, the Class B Common Stock and the Common Stock as provided in this Amended and Restated Certificate of Incorporation; provided, however, that neither this Paragraph 5.10 nor any other provision of this ARTICLE FIVE shall in any way limit, prevent or restrict the Corporation from entering into, consummating or performing, or otherwise apply to, the transactions contemplated by the Stock Contribution and Exchange Agreement, the Reorganization Agreement or the Merger Agreement and the agreements related thereto, including the consummation of the merger of Merger Sub into the Corporation contemplated thereby.

                                                                     APPENDIX K

                              ASSURANCE AGREEMENT

  This ASSURANCE AGREEMENT (this "Agreement"), dated September 20, 1996, is entered into by and between HUGHES ELECTRONICS CORPORATION, a Delaware corporation ("HE"), PANAMSAT CORPORATION, a Delaware corporation ("PAS"), SATELLITE COMPANY, LLC, a Nevada limited liability company ("S Company") and MAGELLAN INTERNATIONAL, INC., a Delaware corporation ("Newco").

                                   RECITALS

  A. Concurrently with the execution and delivery hereof, (i) PAS is entering into an Agreement and Plan of Reorganization (the "Reorganization Agreement") with Hughes Communications, Inc., a California corporation ("HCI"), Hughes Communications Galaxy, Inc., a California corporation ("Galaxy"), Hughes Communications Satellite Services, Inc., a California corporation ("HCSS"), Hughes Communications Services, Inc., a California corporation ("HCS"), Hughes Communications Carrier Services, Inc., a California corporation ("HCCS"), Hughes Communications Japan, Inc., a California corporation ("HCJ"), and Newco, and (ii) S Company is entering into a share exchange agreement (the "Univisa Contribution Agreement") with Newco, pursuant to which agreements Newco will acquire (i) the existing businesses of certain subsidiaries of HCI that together comprise the Galaxy Business (as defined in the Reorganization Agreement) and (ii) the business of PAS.

  B. As a condition and inducement to PAS to enter into the Reorganization Agreement (and effect the transactions contemplated thereby) and S Company to enter into the Univisa Contribution Agreement (and effect the transactions contemplated thereby) HE has agreed to enter into this Agreement and perform its obligations contemplated hereby.

  C. Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Reorganization Agreement.

                                   AGREEMENT

  In consideration of the foregoing and the mutual promises contained herein and in the Reorganization Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

  1. Provision or Arrangement of Financing. On or before the Closing Date, HE will loan or arrange for one or more persons or entities that are not affiliated with either PAS or HE (each such person or entity, an "Unaffiliated Person") to loan to Newco and/or to one or more Subsidiaries of Newco (other than PAS, Univisa, Merger Sub or any of their respective direct or indirect Subsidiaries) one billion seven hundred twenty-five million dollars ($1,725,000,000), plus interest required under the Reorganization Agreement, which loan shall be funded on the Closing Date or as needed by Newco to pay the cash required by Newco to consummate the Univisa Contribution (including Newco's repurchase of shares of Newco Common Stock contemplated thereby) and the Merger; provided, however, that (i) HE's obligation to make or arrange any such loan or loans shall be conditioned upon satisfaction of all conditions to Closing contained in Sections 8.1 and 8.3 of the Reorganization Agreement; and
(ii) if any such loan or loans are provided by an Unaffiliated Person, HE shall not be obligated to provide any form of guarantee or other credit enhancement in support of any such loan or loans provided by one or more Unaffiliated Persons. In the event HE makes any such loan or loans to Newco, the terms of such loan or loans shall be commercially reasonable as determined by Chase Manhattan Bank, Bank of America NT&SA and a third bank, if necessary to decide matters upon which such banks have failed to agree, chosen by such two banking institutions.

  2. Contribution of Galaxy Business. Subject to the terms and conditions set forth in the Reorganization Agreement, HE shall cause its Subsidiaries to take all actions necessary for Newco to own, upon consummation of the transactions contemplated by the Reorganization Agreement, all right, title and interest in and to the assets necessary to conduct the Galaxy Business, together with the Galaxy Liabilities. HE represents and warrants that (i) the Galaxy Employees are all of the employees who work primarily in the Galaxy Business, (ii) the Galaxy Assets are all of the assets used in the Galaxy Business and (iii) the Galaxy Business is conducted entirely through and by HCI and its subsidiaries, Galaxy, HCSS, HCS, HCCS and HCJ.

  3. Operation of Galaxy Business in Ordinary Course. Subject to the terms and conditions set forth in the Reorganization Agreement, HE shall cause its Subsidiaries to continue to operate the Galaxy Business in a manner consistent with the operation of the Galaxy Business prior to the date hereof.

  4. Performance Obligations. Subject to the terms and conditions set forth in the Reorganization Agreement, HE shall cause its Subsidiaries, including HCI, Galaxy, HCSS, HCS, HCCS, HCJ and Newco, to perform their respective obligations under the Reorganization Agreement and the Related Agreements. Within 45 days after the Closing Date, Newco shall provide HE with a reasonably detailed statement regarding compliance by HCI and its Affiliates with the funding requirements of the Reorganization Agreement, which statement shall be accompanied by a request for payment of any funding deficiency or an acknowledgment of any reimbursement of any overfunding that is owed. Promptly following the giving of such notice, HE or Newco, as the case may be, shall make the payment set forth in such notice. Without limiting the foregoing, HE agrees that where in the Reorganization Agreement or the Related Agreements it is stated that HE or its Affiliates will take or refrain from taking certain actions, HE will, or will cause its relevant Affiliate to, take or refrain from taking such action, as required by the pertinent provision.

  5. Leveraged Lease Guaranty. Subsequent to the Closing Date, HE shall continue to guaranty leveraged leases of transponders used in the Galaxy Business entered into prior to the date of this Agreement.

  6. Cross License of Intellectual Property. Prior to the Closing, HE shall, and shall cause its Subsidiaries to, enter into negotiations with representatives of PAS with the intent of executing and delivering at Closing a non-exclusive, royalty-free, perpetual Cross License Agreement, with standard terms and conditions mutually acceptable to HCI and PAS, whereby Newco shall have the right to use any HE Licensed Intellectual Property that was used in the Galaxy Business on or before the Closing and HE shall have the right to use any Galaxy Licensed Intellectual Property that was used in the Hughes Electronics businesses on or before the Closing. As used in this Agreement, the phrase "HE Licensed Intellectual Property" shall refer to all domestic, foreign, common law, registered and pending applications for patents, copyrights, trade secrets, know-how, confidential information, computer programs (including any source code), documentation, engineering and technical drawings, processes, methodologies, and technology (excluding any Intellectual Property owned and developed by Galaxy) of HE and its Affiliates that was used in the Galaxy Business on or before Closing. As used in this Agreement, the phrase "Galaxy Licensed Intellectual Property" shall mean all Newco owned domestic, foreign, common law, registered and pending applications for patents, copyrights, trade secrets, know-how, confidential information, computer programs (including any source code), documentation, engineering and technical drawings, processes, methodologies, and technology that are conveyed to Newco pursuant to Section 1.1 of the Reorganization Agreement.

  7. Miscellaneous.

    (a) Termination. This Agreement and all obligations contained hereunder shall terminate upon the date on which the Reorganization Agreement is terminated; provided that HE shall remain liable for its obligations hereunder if the termination of the Reorganization Agreement is pursuant to
  Section 9.1(c) thereof.

    (b) Expenses. All costs and expenses incurred in connection with this Agreement and transactions contemplated hereby shall be paid by the party incurring such expenses.

    (c) Interpretation. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." This Agreement shall not be construed for or against either party by reason of the authorship or alleged authorship of any provision hereof or by reason of the status of the respective parties.

    (d) Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

    (e) Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto whether by operation of law or otherwise without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon and for the benefit of and be enforceable by the parties and their respective successors and assigns.

    (f) Governing Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of Delaware (without reference to the choice of law provisions), except with respect to matters of law concerning the internal corporate affairs of any corporate entity which is a party to or the subject of this Agreement, and as to those matters the law of the jurisdiction under which the respective entity derives its powers shall govern.

    (g) Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby. Upon any such holding that any provision of this Agreement is null, void or unenforceable, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall incur no liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

    (h) Injunctive Relief. The parties acknowledge that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved person or entity will be irreparably damaged and will not have an adequate remedy at law. Any such person or entity shall, therefore, be entitled to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties shall raise the defense that there is an adequate remedy at law.

    (i) Attorneys' Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation reasonable attorneys' fees, incurred in connection with such action, including any appeal of such action.

    (j) Cumulative Remedies. All rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

    (k) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when executed and delivered by each of the parties.

    (l) Amendments, Waivers, Etc.

      (i) This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

      (ii) In the enforcement, interpretation or amendment of any provisions herein by Newco affecting the rights and obligations of HE or its Affiliates following the Closing, Newco shall be represented by a subcommittee of the Board of Directors of Newco comprised solely of Disinterested Directors.

      (iii) HE hereby agrees that no failure or delay by PAS, S Company or Newco, as the case may be, in exercising any right or remedy that any may have hereunder shall operate as a waiver of such right or remedy. HE hereby waives notice or demand of performance in the acceptance of its obligations hereunder. HE agrees that PAS, S Company or Newco may at any time, without notice to or consent of HE, and without in any manner affecting the liability of HE hereunder, amend, extend, modify, supplement or waive any term or condition of the Reorganization Agreement, and HE shall be bound by, and this Agreement shall automatically extend to the Reorganization Agreement as so amended, extended, modified, supplemented or waived without any action required by HE. The liability and obligations of HE hereunder shall be primary, direct and absolute and HE hereby waives any right to require that resort be had against any other person.

  IN WITNESS WHEREOF, the parties have executed this Assurance Agreement as of the date first written above.

                                          Hughes Electronics Corporation

                                            /s/ Charles H. Noski
                                          By: _________________________________
                                            Name:Charles H. Noski
                                            Title: Senior Vice President and
                                                    Chief Financial Officer

                                          Panamsat Corporation

                                            /s/ Frederick A. Landman
                                          By: _________________________________
                                            Name:Frederick A. Landman
                                            Title:President and Chief
                                            Executive Officer

                                          Magellan International, Inc.

                                            /s/ Charles H. Noski
                                          By: _________________________________
                                            Name:Charles H. Noski
                                            Title: President

                                          Satellite Company, L.L.C.

                                            /s/ Guillermo Canedo White
                                          By: _________________________________
                                            Name:Guillermo Canedo White
                                            Title:Authorized Signatory

                                                                     APPENDIX L

                       PRINCIPAL STOCKHOLDERS AGREEMENT

  This PRINCIPAL STOCKHOLDERS AGREEMENT (this "Agreement"), dated September 20, 1996, is entered into by and among HUGHES COMMUNICATIONS, INC., a California corporation ("HCI"), HUGHES COMMUNICATIONS GALAXY, INC., a California corporation ("Galaxy"), SATELLITE COMPANY, L.L.C., a Nevada limited liability company ("S Company"), UNIVISA SATELLITE HOLDINGS, INC., a Delaware corporation which owns all of the outstanding Class B Common Stock of Panamsat Corporation (the "Class B Holder"), the holders of Class A Common Stock of Panamsat Corporation (the "Class A Holders"), and the Trustees of that certain Voting Trust of certain holders of Class A Common Stock of Panamsat Corporation (the "Class A Trustee," and together with S Company, the Class B Holder, and the Class A Holders, the "Stockholders").

                                   RECITALS

  A. Immediately prior to the execution of this Agreement, Galaxy, HCI and Panamsat Corporation have entered into an Agreement and Plan of Reorganization (as such agreement may hereafter be amended from time to time, the "Reorganization Agreement"), and HCI, Galaxy, S Company and Grupo Televisa, S.A. have entered into a Stock Contribution and Exchange Agreement (as such agreement may hereafter be amended from time to time, the "Univisa Contribution Agreement").

  B. As an inducement and a condition to entering into the Reorganization Agreement and the Univisa Contribution Agreement, HCI and Galaxy have required that the Stockholders agree, and the Stockholders have agreed, to enter into this Agreement.

                                   AGREEMENT

  In consideration of the foregoing and the mutual promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

  1. Certain Definitions. Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Reorganization Agreement. For purposes of this Agreement:

    "Beneficially Own" or "Beneficial Ownership" with respect to any securities shall mean having "beneficial ownership" of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities by the same holder, securities Beneficially Owned by a Person shall include securities Beneficially Owned by all other Persons with whom such Person would constitute a "group" within the meaning of Section 13(d) of the Exchange Act.

    "Common Stock" shall mean at any time the Class A Common Stock, par value $.01 per share, the Class B Common Stock, $.01 per share, and the Common Stock, par value $.01 per share, of Panamsat Corporation.

    "Existing Shares" shall mean the shares of Common Stock owned by the Stockholders on the date hereof.

    "Permitted Transfer" means a sale, transfer, assignment or other disposition to a Permitted Transferee.

    "Permitted Transferee" means, as to the Class A Holders, any other Class A Holder and any person who is (A) the spouse or former spouse of, or any lineal descendent of, or any spouse of such lineal descendant of, or the grandparent, parent, brother or sister of, or spouse of such brother or sister of, a Class

  A Holder or Permitted Transferee; (B) upon the death of any Class A Holder or any Permitted Transferee of such person, the executors of the estate of such Class A Holder or such Permitted Transferee, and any of such Class A Holder's or such Permitted Transferee's heirs, testamentary trustees, devisees, or legatees; (C) any trust principally for the benefit of one or more of the foregoing Class A Holders or Permitted Transferees; (D) upon the disability of any Class A Holder or Permitted Transferee, any guardian or conservator of such Class A Holder or such Permitted Transferee; or (E) any corporation, partnership or other entity if all of the beneficial ownership is held by Class A Holders or Permitted Transferees; provided that in each case such transferee assumes and agrees to perform and becomes a party to this Agreement, agrees not to make an Acquisition Proposal, and agrees not to dissent in the Merger, all on terms reasonably acceptable to HCI and Galaxy, and provided further that as a result of any such transfer no Class A Common Stock is converted into Common Stock, par value $.01 per share, of Panamsat Corporation. For purposes of this Agreement, when a Permitted Transferee has acquired Shares in accordance herewith, such person shall be deemed a "Stockholder" hereunder.

    "Person" shall mean an individual, corporation, limited liability company, partnership, joint venture, association, trust, unincorporated organization or other entity.

    "Shares" shall mean the Existing Shares and any shares of Common Stock acquired by any Stockholder in any capacity after the date hereof and prior to the termination of this Agreement. "Shares" shall include Shares acquired upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise. In the event of a stock dividend or distribution, or any change in the Common Stock by reason of any stock dividend, split-up, recapitalization, reclassification, combination, exchange of shares or the like, the term "Shares" shall be deemed to refer to and include the Shares as well as all such stock dividends and distributions and any shares into which or for which any or all of the Shares may be changed, reclassified or exchanged and appropriate adjustments shall be made to the terms and provisions of this Agreement. "Shares" shall also include voting trust certificates issued in respect of any Shares. Notwithstanding the foregoing, "Shares" shall not include Common Stock issued upon exercise of Panamsat Corporation employee options covering up to 200,000 shares, which options are outstanding on the date hereof.

  2. Voting of Shares; No Inconsistent Agreements.

  (a) Each Stockholder hereby severally and not jointly and solely with respect to the Shares held of record or Beneficially Owned by such Stockholder, agrees that during the period commencing on the date hereof and continuing until the termination of this Agreement in accordance with its terms, at any meeting (whether annual or special and whether or not an adjourned or postponed meeting) of the holders of Common Stock, however called, or in connection with any written consent of the holders of Common Stock, such Stockholder shall vote (or cause to be voted) the shares of Common Stock held of record or Beneficially Owned by such Stockholder (i) in favor of the Merger, the execution, delivery and performance of the Reorganization Agreement and the approval and adoption of the terms thereof and each of the other actions contemplated by the Reorganization Agreement and this Agreement and any actions required in furtherance thereof and hereof (the "Subject Transactions"); (ii) against any Acquisition Proposal and against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement under the Reorganization Agreement or the Univisa Contribution Agreement or this Agreement; and (iii) except as otherwise agreed to in writing in advance by HCI and Galaxy, and regardless of the status of the Merger and the transactions contemplated by this Agreement, the Reorganization Agreement, or the Univisa Contribution Agreement, against the following actions (other than pursuant to the terms of this Agreement, the Reorganization Agreement, or the Univisa Contribution Agreement): (A) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving Panamsat Corporation or any of its Subsidiaries; (B) any sale, lease or transfer by Panamsat Corporation of a material amount of assets (including stock) of Panamsat Corporation or any of its Subsidiaries, or a reorganization, restructuring, recapitalization, special dividend, dissolution or liquidation of Panamsat Corporation or any of its Subsidiaries; or (C)(1) any change in a majority of the persons who constitute the board of directors of Panamsat Corporation or any of its Subsidiaries; (2) any change in the present capitalization of Panamsat Corporation or any of its Subsidiaries including any proposal to sell a substantial equity interest in Panamsat Corporation or any of its Subsidiaries; (3) any amendment of Panamsat Corporation or any of its Subsidiaries' charters or By-laws; (4) any other change in Panamsat Corporation or any of its Subsidiaries' corporate structure or business; or
(5) any other action which, in the case of each of the matters referred to in clauses (C)(1), (2), (3) or (4), is intended, or could reasonably be expected, to impede, interfere with, delay, postpone, or materially adversely affect the Merger and the transactions contemplated by this Agreement, the Reorganization Agreement and the Univisa Contribution Agreement.

  (b) Each Stockholder severally and not jointly agrees that it shall not enter into any agreement or understanding with any Person the effect of which would be inconsistent with or violative of the provisions and agreements contained herein, including in this Section 2. Further, each Stockholder severally and not jointly agrees that it will, if the Board of Directors of Panamsat Corporation fails or refuses (other than as a result of breach by HCI or any of its Affiliates of the Reorganization Agreement or because HCI and its Affiliates will not or cannot satisfy the conditions precedent thereto) to submit the Subject Transactions to Panamsat Corporation stockholders, vote all Shares held of record or Beneficially Owned by it to (i) call or cause to be called a special meeting of stockholders of Panamsat Corporation (or effect a written consent) to remove the directors of Panamsat Corporation who have so failed or refused, or to increase the size of the Board of Directors and elect a majority of new directors who will submit the Subject Transactions to the stockholders of Panamsat Corporation for a vote, and (ii) use its reasonable efforts to effect such removal and replacement, or increase and election, and the submission of the Subject Transactions to the stockholders of Panamsat Corporation; and (iii), at any time after initial approval by the stockholders of Panamsat Corporation of the Subject Transactions, if so requested by HCI, to approve all or any actions incident to the Subject Transactions or the other matters referred to in this Section 2 by stockholder written consent.

  3. Other Stockholder Covenants.

  (a) Restriction on Transfer; Proxies and Non-interference. From the date hereof through the Closing Date or the earlier termination of this Agreement in accordance with its terms, and except for Permitted Transfers or as expressly permitted herein or by the Reorganization Agreement or the Univisa Contribution Agreement in connection with the transactions contemplated hereby and thereby, each Stockholder severally and not jointly agrees that it shall not directly or indirectly:

    (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of (collectively, "transfer"), any or all of the Shares or any interest therein; provided that nothing in this Agreement shall in any manner restrict the ability of the Stockholders to pledge or encumber any Shares in connection with one or more bona fide loans or advances to such Stockholder by one or more institutional lenders, but only if and so long as (A) each such lender expressly (on behalf of itself and any transferee of the collateral) assumes and agrees to perform and becomes a party to this Agreement, agrees not to make an Acquisition Proposal, and agrees not to dissent in the Merger, which agreement shall be on terms reasonably acceptable to HCI and Galaxy, (B) as a result of such pledge or encumbrance the subject Shares are not converted into Common Stock, par value $ .01 per share, of Panamsat Corporation, and (C), in the event of any foreclosure or other sale or retention of Shares by such a lender, the subject Shares are so converted (a loan or advance meeting such requirements being herein called a "Loan");

    (ii) grant any proxies or powers of attorney, deposit the Shares into a voting trust or enter into a voting agreement with respect to the Shares; provided that nothing in this Agreement shall in any manner restrict the ability of any Stockholder to enter into any voting agreement in connection with any Loan which is operative only upon default under such Loan and is not inconsistent with this Agreement; or

    (iii) take any action that would make any representation or warranty of such Stockholder contained herein untrue or incorrect or would result in a breach by such Stockholder of its obligations under this Agreement or a breach by Panamsat Corporation of its obligations under the Reorganization Agreement.

Notwithstanding the foregoing, at any time or times prior to the Closing S Company (and, indirectly, the Class B Holder), on the one hand, and the Class A Holders as a group, on the other hand, and their respective Permitted Transferees, shall each have the right to sell, directly or indirectly, up to an aggregate of 2,500,000 Shares (i.e., up to an aggregate of 5,000,000 Shares collectively); provided that, by mutual agreement between S Company and the Class A Holders, the foregoing Share amounts may be increased to up to 5,000,000 Shares each (i.e., up to an aggregate of 10,000,000 Shares, collectively). Except for Shares converted to Common Stock, par value $.01 per share, of Panamsat Corporation and sold in a registered public offering or pursuant to Rule 144 under the Securities Act (which shall upon such sale cease to be subject to this Agreement), Shares transferred pursuant to the next preceding sentence may be transferred only if the Shares upon transfer are converted to Common Stock, par value $.01 per share, of Panamsat Corporation, and, on terms reasonably acceptable to HCI and Galaxy, the transferee assumes and agrees to perform and becomes a party to this Agreement, agrees not to make an Acquisition Proposal, and not to dissent in the Merger. Notwithstanding any of the foregoing, no transfer of Shares may be made during a period of up to 30 days prior to the Closing commencing on such date as HCI shall notify the Stockholders to cease transfers pursuant to this sentence.

  (b) No Solicitation.

    (i) From the date hereof through the Closing Date or the earlier termination of this Agreement in accordance with its terms, each Stockholder severally and not jointly agrees that it shall not, and shall not permit any of its Subsidiaries, or any of its or their officers, directors, employees, representatives, agents or Affiliates (including, without limitation, any investment banker, attorney or accountant retained by any Stockholder) to, directly or indirectly, enter into, solicit, initiate or continue any discussions or negotiations with, or encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any other way with, any Person or group, other than HCI, Galaxy and their Affiliates, concerning any Acquisition Proposal. Each Stockholder severally and not jointly agrees that it will immediately notify HCI and Galaxy if any discussions or negotiations are sought to be initiated, any inquiry or proposal is made, or any information is requested with respect to any Acquisition Proposal, and notify HCI and Galaxy of the terms of any proposal which it may receive in respect of any such Acquisition Proposal, including the identity of the prospective purchaser or soliciting party if known.

    (ii) Each Stockholder severally and not jointly further agrees to use its best efforts as a stockholder to cause Panamsat Corporation not to, directly or indirectly, solicit, initiate, seek, or encourage (including by way of furnishing information or assistance), or take other action to facilitate, any inquiries or the making of any proposal which constitutes or may reasonably be expected to lead to, an Acquisition Proposal.

    (iii) The provisions of this Section 3(b) shall not prohibit any director of Panamsat Corporation from taking actions in his capacity as such which are permitted or required under the Reorganization Agreement.

  (c) Reliance. Each Stockholder understands and acknowledges that HCI and Galaxy are entering into the Reorganization Agreement and the Univisa Contribution Agreement in reliance upon each Stockholder's execution and delivery of this Agreement.

  (d) Further Assurances. From time to time, at HCI or Galaxy's request and without further consideration, each Stockholder severally and not jointly agrees that it shall execute and deliver such additional documents and take all such further lawful action as may be necessary or desirable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement. Without limitation, each Class A Holder which is a party thereto and the Class A Trustee agrees severally and not jointly that it will cause the Voting Trust Agreement dated as of February 28, 1995 to be amended to the extent required (if any) to permit each and all of them to enter into and perform this Agreement.

  (e) Stockholder Termination Fee. In the event that the Reorganization Agreement is terminated in circumstances under which the Termination Fee is payable by Panamsat Corporation to HCI pursuant to Section 9.3 of the Reorganization Agreement, and any Acquisition Proposal is consummated, then each Stockholder shall pay to HCI one business day after determination of an amount (the "Stockholder Termination Fee") equal to the product of (x) the number of Shares Beneficially Owned by such Stockholder on the date hereof (as set forth on Exhibit A hereto), multiplied by (y) the excess of (i) the per share value of consideration paid or payable in consequence of consummation of the Acquisition Proposal (with the value of any non-cash consideration being determined by agreement of HCI and such Stockholder) over (ii) $30. In the event that the consideration paid or payable in consequence of consummation of the Acquisition Proposal: (i) consists solely of cash, then the Stockholder Termination Fee shall be payable solely in cash, or (ii) consists of cash and other non-cash property, or solely non-cash property, then the Stockholder Termination Fee shall be payable in cash and such non-cash property in the same proportion as the cash bears to the value of the non-cash property issued or issuable in consequence of consummation of the Acquisition Proposal (as such value is determined above).

  If HCI and such Stockholder fail to agree promptly on the value of such non-cash consideration, then the parties shall appoint an independent investment banking firm reasonably acceptable to HCI and such Stockholder to act as arbitrator (the "Arbitrator"). Upon the selection of the Arbitrator, HCI on the one hand and such Stockholder on the other shall deliver to the Arbitrator and to each other their last and final offer concurrently in writing (the "Certified Offers"). The Certified Offers shall list one amount which the submitting party asserts is the appropriate valuation of such non-cash consideration as of the date of submittal. The Arbitrator's sole role shall be to select which one of the two Certified Offers most closely approximates the valuation the Arbitrator would have determined for such non-cash consideration, taking into account current market valuations of any publicly traded securities which constitute such non-cash consideration. The Arbitrator shall notify the parties of such determination. The determination of the Arbitrator shall be binding on the parties. All costs and expenses of the Arbitrator shall be borne by the parties whose Certified Offer is not selected.

  Each Stockholder acknowledges that the agreements contained in this Section 3(e) are an integral part of the transactions contemplated by this Agreement and the Reorganization Agreement. Accordingly, if the Stockholder shall fail to pay when due any amounts which shall become due under Section 3(e) hereof, the Stockholder shall in addition hereto pay to HCI all costs and expenses (including fees and disbursements of counsel) incurred in collecting such overdue amounts, together with interest on such overdue amounts from the date such payment was required to be made until the date such payment is received at a rate per annum equal to the "reference rate" as announced from time to time by Bank of America, NT&SA. Any payment required to be made pursuant to this Section 3(e) shall be made when due by wire transfer of immediately available funds to an account designated by HCI.

  4. Representations and Warranties of Stockholders. Each Stockholder hereby severally and not jointly (and solely with respect to itself and the Shares held of record or Beneficially Owned by such Stockholder) represents and warrants to HCI and Galaxy as follows:

    (a) Ownership of Shares. Such Stockholder is the record and/or Beneficial Owner of the Existing Shares set forth on Exhibit A hereto. On the date hereof, the Existing Shares constitute all of the Shares owned of record or Beneficially Owned by such Stockholder. With respect to the number of shares set forth opposite such Stockholder's name on Exhibit A hereto, and with the exceptions noted thereon, such Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 2 and 3 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of the Existing Shares with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement. The execution and delivery of this Agreement does not cause an automatic conversion of the Shares.

    (b) Due Authorization. Such Stockholder is, as applicable, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite capacity, power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by such Stockholder of this Agreement and the performance by such Stockholder of its obligations hereunder have been duly and validly authorized by such Stockholder and no other proceedings on the part of the such Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and constitutes a valid and binding agreement enforceable against such Stockholder in accordance with its terms except to the extent (i) such enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

    (c) No Conflicts. Except for filings, authorizations, consents and approvals contemplated by the Reorganization Agreement or the Univisa Contribution Agreement and necessary for the consummation of the transactions contemplated hereby and thereby, no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Stockholder and the consummation by such Stockholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by such Stockholder, the consummation by such Stockholder of the transactions contemplated hereby or compliance by such Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of such Stockholder, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Stockholder is a party or by which such Stockholder or any of its properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such Stockholder or any of its properties or assets.

    (d) No Encumbrances. Except as set forth on Exhibit A, the Shares and the certificates representing such Shares are now, and at all times during the term hereof, will be, held by such Stockholder, or by a nominee, custodian or trust for the benefit of such Stockholder, free and clear of all liens, claims, security interests, proxies, voting trusts or agreements, understandings or arrangements or any other encumbrances whatsoever, except for any such arising hereunder.

    (e) No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of such Stockholder.

  5. Representations and Warranties of HCI and Galaxy. HCI and Galaxy jointly and severally represent and warrant to the Stockholders as follows:

    (a) Organization. Each of HCI and Galaxy is a corporation duly organized, validly existing and in good standing under the laws of its state of incorporation, and has all requisite corporate power or other power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by HCI and Galaxy of this Agreement and the performance by HCI and Galaxy of their obligations hereunder have been duly and validly authorized by their respective Board of Directors and, except as contemplated by the Reorganization Agreement, no other corporate proceedings on the part of HCI or Galaxy are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

    (b) Agreement. This Agreement has been duly and validly executed and delivered by HCI and Galaxy and constitutes a valid and binding agreement of HCI and Galaxy enforceable against HCI and Galaxy in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

    (c) No Conflicts. Except for filings, authorizations, consents, and approvals contemplated by the Reorganization Agreement or the Univisa Contribution Agreement and necessary for the consummation of the transactions contemplated hereby and thereby, (i) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by HCI and Galaxy and the consummation by HCI and Galaxy of the transactions contemplated hereby, and (ii) none of the execution and delivery of this Agreement by HCI and Galaxy, the consummation by HCI and Galaxy of the transaction contemplated hereby or compliance by HCI and Galaxy with any of the provisions hereof shall (A) conflict with or result in any breach of the charter or bylaws of HCI or Galaxy, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third-party right of termination, cancellation, material modifications or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which HCI or Galaxy is a party or by which HCI or Galaxy of their respective properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to HCI or Galaxy or their respective properties or assets.

  6. Legend.

  (a) Each Stockholder severally and not jointly agrees with, and covenants to, HCI and Galaxy that such Stockholder shall not request that Panamsat Corporation register the transfer (by book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is in compliance with this Agreement.

  (b) Each Stockholder severally and not jointly agrees that it shall promptly after the date hereof surrender to Galaxy all certificates representing the Shares held by such Stockholder, and Galaxy shall place the following legend on such certificates, which legend, except as otherwise expressly provided in this Agreement, shall remain on such certificates until the earliest of a sale thereof in a registered public offering or pursuant to Rule 144 under the Securities Act or the termination of this Agreement:

  "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN AGREEMENT, DATED AS OF SEPTEMBER 20, 1996 AMONG CERTAIN STOCKHOLDERS, HUGHES COMMUNICATIONS, INC. AND HUGHES COMMUNICATIONS GALAXY, INC. THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFER OR ENCUMBRANCE AND VOTING. A COPY OF THIS AGREEMENT IS AVAILABLE AT THE PRINCIPAL OFFICE OF THE COMPANY."

  7. Termination. Subject to the next two sentences, this Agreement shall terminate upon the earliest of (i) the Closing Date, (ii) termination of the Reorganization Agreement in accordance with its terms, or (iii) termination of the Univisa Contribution Agreement in accordance with its terms; provided that the provisions of Section 3(e) and of Section 10 shall survive any termination of this Agreement, and provided further that no such termination shall relieve any party of liability for a breach hereof prior to termination. If the Reorganization Agreement is terminated and a termination fee is payable pursuant to Section 9.3 thereof, at the election of HCI and Galaxy, this Agreement shall not terminate and the Stockholders will vote their Shares as provided in Section 2(a). In any event, this Agreement shall terminate no later than twenty-four (24) months after the date hereof. Any approval, adoption or consent by any Stockholder pursuant to Section 3(a) shall be null and void ab initio if the Reorganization Plan or the Univisa Contribution Agreement is terminated other than pursuant to or as a result of Section 9.3 of the Reorganization Agreement.

  8. Confidentiality and Public Announcements. The parties recognize that successful consummation of the transactions contemplated by this Agreement may be dependent upon confidentiality with respect to the matters referred to herein. In this connection, pending public disclosure thereof, each of the parties hereto severally and not jointly agrees not to disclose or discuss such matters with anyone not a party to this Agreement (other than its counsel, advisors, corporate parents and Affiliates) without the prior written consent of the other parties hereto, except for filings required pursuant to the Exchange Act and the rules and regulations thereunder or disclosures its counsel advises are necessary in order to fulfill its obligations imposed by law or the requirements of any securities exchange. At all times during the term of this Agreement, the parties hereto will consult with each other before issuing or making any reports, statements or releases to the public with respect to this Agreement or the transactions contemplated hereby and will use good faith efforts to agree on the text of public reports, statements or releases. For purposes of this Section, any consultation or consent required of HCI or Galaxy may be obtained from either, and any consultation or consent required from the Stockholders may be obtained from (x) in respect of Class A Holders and the Class A Trustee, Mary Anselmo, and (y) in respect of the Class B Holder and S Company, Lawrence Dam.

  9. Voting Agreement. Each of HCI and Galaxy agrees that it shall vote (or cause to be voted) all shares of Common Stock with respect to which HCI or Galaxy has voting power in favor of the Merger, the execution and delivery of the Reorganization Agreement and the Univisa Contribution Agreement and the approval and adoption of the terms thereof and each of the other actions contemplated by the Reorganization Agreement and the Univisa Contribution Agreement and any action required in furtherance thereof.

  10. General Provisions.

  (a) Nonsurvival of Representations, Warranties and Agreements. Except as provided in Section 7, none of the representations, warranties, covenants and agreements in this Agreement shall survive the Closing Date.

  (b) Expenses. Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, except as otherwise specifically noted herein or in the Reorganization Agreement.

  (c) Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy, electronic or digital transmission method; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to:

    (i)if to HCI or Galaxy, to:

      Hughes Communications, Inc.
      1500 Hughes Way
      Long Beach, CA 90810-9928
      Attention: Jerald F. Farrell, President
      Telephone:(310) 525-5010
      Telecopy:(310) 525-5015

    with copies to:

      Latham & Watkins
      633 West Fifth Street, Suite 4000
      Los Angeles, California 90071
      Attention: Bruce R. Lederman, Esq.
      Telephone:(213) 485-1234
      Telecopy:(213) 891-8763

    (ii)if to the Stockholders, to the respective addresses and with the copies set forth on Exhibit A.

  (d) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". This Agreement shall not be construed for or against either party by reason of the authorship or alleged authorship of any provision hereof or by reason of the status of the respective parties. All terms defined in this Agreement in the singular shall have comparable meanings when used in the plural, and vice versa, unless otherwise specified.

  (e) Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  (f) Assignment. Except in connection with Permitted Transfers or as permitted in Section 3(a), neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (whether by operation of law or otherwise) by any Stockholder without the consent of HCI and Galaxy, or by HCI or Galaxy without the consent of the Stockholders holding 66 2/3% of the Shares subject to this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

  (g) Governing Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of Delaware (without reference to the choice of law provisions), except with respect to matters of law concerning the internal corporate affairs of any corporate entity which is a party to or the subject of this Agreement, and as to those matters the law of the jurisdiction under which the respective entity derives its powers shall govern.

  (h) Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby. Upon any such holding that any provision of this Agreement is null, void or unenforceable, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall incur no liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

  (i) Injunctive Relief. The parties acknowledge that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved person or entity will be irreparably damaged and will not have an adequate remedy at law. Any such person or entity shall, therefore, be entitled to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties shall raise the defense that there is an adequate remedy at law.

  (j) Attorneys' Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation reasonable attorneys' fees, incurred in connection with such action, including any appeal of such action.

  (k) Cumulative Remedies. All rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

  (l) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when executed and delivered by each of the parties.

  (m) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, waived or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto.

  (n) Binding Agreement. Each Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Shares and, except as permitted in
Section 3(a), shall be binding upon any person or entity to which legal or Beneficial Ownership of such shares shall pass, whether by operation of law or otherwise, including, without limitation, such Stockholder's heirs, distributees, guardians, administrators, executors, legal representatives, or successors or other transferees (for value or otherwise) and any other successors in interest. Notwithstanding any transfer of Shares, except as provided in Section 3(a), the transferor shall remain liable for the performance of all obligations under this Agreement of the transferor.

  (o) Obligations of the Stockholders. The liabilities and obligations of each Stockholder under any provision of this Agreement are several and not joint and apply solely to such Stockholder and to the Shares held of record or Beneficially Owned by such Stockholder. No Stockholder shall have any liability or obligation under this Agreement for any act, omission or breach by any other Stockholder.

  (p) Service of Process. Each of the parties hereto irrevocably consents to the service of any process, pleading, notices or other papers by the mailing of copies thereof by registered, certified or first class mail, postage prepaid, to such party at such party's address set forth herein, or by any other method provided or permitted under Delaware law. Additionally, each party hereby appoints RL&F Service Corp., One Rodney Square, Wilmington, Delaware 19801 as agent for service of process in Delaware.

  (q) Consent and Jurisdiction. Each party irrevocably and unconditionally agrees and consents that any suit, action or other legal proceeding arising out of or related to this Agreement shall be brought and heard in New Castle County, State of Delaware and each party irrevocably consents to personal jurisdiction in any and all tribunals in said County.

  IN WITNESS WHEREOF, the parties have executed this Principal Stockholders Agreement as of the date first written above.

                                          Hughes Communications, Inc.

                                            /s/ Jerald F. Farrell
                                          By: _________________________________
                                            Name:Jerald F. Farrell
                                            Title: President

                                          Hughes Communications Galaxy, Inc.

                                            /s/ Jerald F. Farrell
                                          By: _________________________________
                                            Name:Jerald F. Farrell
                                            Title:President

                                          Satellite Company, L.L.C.

                                            /s/ Guillermo Canedo White
                                          By: _________________________________
                                            Name:Guillermo Canedo White
                                            Title: Authorized Signatory

                                          Univisa Satellite Holdings, Inc.

                                            /s/ Lawrence W. Dam
                                          By: _________________________________
                                            Name:Lawrence W. Dam
                                            Title:President

                                     CLASS A STOCKHOLDERS

                                     /s/ Mary Anselmo
                                     __________________________________________
                                     Name: MARY ANSELMO, individually, and as
                                          a trustee of the Article VII Trust
                                          created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995 and as a trustee
                                          of the RAYCE ANSELMO TRUST DATED
                                          DECEMBER 23, 1991

                                     /s/ Frederick A. Landman
                                     __________________________________________
                                     Name: FREDERICK A. LANDMAN, individually
                                          and as a trustee of the Article VII
                                          Trust created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995

                                     /s/ Lourdes Saralegui
                                     __________________________________________
                                     Name: LOURDES SARALEGUI, individually and
                                          as a trustee of the Article VII
                                          Trust created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995

                                     /s/ Pier Landman
                                     __________________________________________
                                     Name: PIER LANDMAN, individually and as
                                          the sole trustee of the CHLOE
                                          LANDMAN TRUST DATED JUNE 10, 1988
                                          and the sole trustee of the RISSA
                                          LANDMAN TRUST DATED JUNE 10, 1988

                                     /s/ Edward J. Landau
                                     __________________________________________
                                     Name: EDWARD J. LANDAU, as co-trustee of
                                          the FREDERICK A. LANDMAN IRREVOCABLE
                                          TRUST DATED DECEMBER 22, 1995

                                     /s/ Patrick J. Costello
                                     __________________________________________
                                     Name: PATRICK J. COSTELLO, as co-trustee
                                          of the FREDERICK A. LANDMAN
                                          IRREVOCABLE TRUST DATED DECEMBER 22,
                                          1995

                                     /s/ Reverge Anselmo
                                     __________________________________________
                                     Name: REVERGE ANSELMO, individually

                                                                     APPENDIX M

                  AMENDED AND RESTATED STOCKHOLDER AGREEMENT

  This STOCKHOLDER AGREEMENT (this "Agreement"), dated as of     , 199 , is
entered into by and among MAGELLAN INTERNATIONAL, INC., a Delaware corporation ("Holding Company" or the "Company"), HUGHES COMMUNICATIONS, INC., a California corporation ("HCI"), the Class A Holders listed on the signature page hereof (the "Class A Holders"), and SATELLITE COMPANY, L.L.C., a Nevada limited liability company ("S Company").

                                   RECITALS

  A. Pursuant to that certain Agreement and Plan of Reorganization by and among Panamsat Corporation, HCI and Hughes Communications Galaxy, Inc. and certain other subsidiaries of HCI (as such agreement may be hereafter amended from time to time, the "Reorganization Agreement"), HCI has organized Holding Company to acquire Hughes Communications Galaxy, Inc. and cause a subsidiary of Holding Company to merge with and into Panamsat Corporation in each case upon the terms and conditions set forth in the Reorganization Agreement.

  B. Pursuant to that certain Stock Contribution and Exchange Agreement by and among HCI, Hughes Communications Galaxy, Inc., S Company and Grupo Televisa, S.A. (as such agreement may be hereafter amended from time to time, the "Univisa Contribution Agreement"), HCI and Hughes Communications Galaxy, Inc. have agreed to cause Holding Company to acquire from S Company all of the outstanding shares of capital stock of Univisa, Inc., a Delaware corporation which indirectly owns all of the shares of Class B Common Stock, par value $.01 per share, of Panamsat Corporation.

  C. Pursuant to the Reorganization Agreement and the Univisa Contribution Agreement, each of Panamsat Corporation and Hughes Communications Galaxy, Inc. will become subsidiaries of Holding Company, and HCI, the Class A Holders and S Company will become stockholders of Holding Company.

  D. The parties desire to enter into this Agreement to regulate certain aspects of their relationships with regard to each other and Holding Company.

                                   AGREEMENT

  In consideration of the foregoing and the mutual promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto, intending to be legally bound thereby, agree as follows:

  1. Certain Defined Terms. Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Reorganization Agreement. For purposes of this Agreement:

    "Affiliate" means with respect to any person or entity (i) any other person or entity directly or indirectly controlling or controlled by or under direct or indirect common control with that person or entity, (ii) any spouse, immediate family member or other relative who has the same principal residence of any person (in the case of an individual), (iii) any trust in which any person or entity has a beneficial interest and (iv) any corporation or other organization of which any such persons or entities described in clause (i) or (ii) above collectively own more than 50% of the equity of such entity.

    "Closed Periods" means the total of (a) the number of days prior to Closing during which PanAmSat Corporation Common Stock could not be sold as a result of notices given by HCI pursuant to the last sentence of Section 3(a) of the Principal Stockholders Agreement, and (b) any Delay Periods, Hold Back Periods or Interruption Periods (each as defined in the Registration Rights Agreement) which occur after the Commencement Date (as defined in Section 2(b)(i)) and result in a delay or suspension of a Demand

  Registration or a Piggyback Registration (as defined in the Registration Rights Agreement) by the Minority Stockholders or their Permitted Transferees.

    "Ending Date" means the date when restrictions on the ability of HCI and its Affiliates to sell or transfer Shares under Section 2(b) end. That date shall be the earliest of (a) a Termination Event or (b) twelve (12) months after the Commencement Date plus Closed Periods, if any.

    "Exempt Transfer" means any transfer of Shares by HCI or its Affiliates to any of its or their Affiliates (other than the Company or any of its Subsidiaries).

    "Holding Company Common Stock" means the common stock, $.01 par value, of Holding Company.

    "HCI Sale" means any sale, exchange or other disposition by HCI or its Affiliates of Shares, other than an Exempt Transfer or a sale of Shares pursuant to a registration statement under the Securities Act, which at the time of determination represent more than 5% of the outstanding Holding Company Common Stock. "HCI Sale" shall not include, in the case of Holding Company or any of its Subsidiaries, any sale of Holding Company Common Stock. Nothing in this Agreement shall limit any rights the Stockholders may have to participate in any such offering under the Registration Rights Agreements, nor shall the definition "HCI Sale" limit the restrictions contained in Section 2(b) in any way.

    "HCI Total Sale" means, as of any date of determination, the sale, exchange or other disposition by HCI and each of its Affiliates other than in an Exempt Transfer of 100% of their Shares.

    "Low Ownership Event" means, as of any date of determination, any sale, exchange or other disposition of Shares by the Minority Stockholders which causes the Minority Stockholders to beneficially own, in the aggregate, less than the Requisite Level.

    "Minority Stockholders" means, each of the Class A Holders, S Company and their respective Permitted Transferees, which collectively shall be the "Minority Stockholders".

    "Permitted Transfers" means a sale, transfer or assignment or other disposition to a Permitted Transferee.

    "Permitted Transferees" means, as to HCI, any transferee in an Exempt Transfer or any Permitted Transferee; as to S Company, Grupo Televisa, S.A., any controlled Affiliate of Grupo Televisa, S.A., or any Permitted Transferee; as to the Class A Holders, (A) any other Class A Holder, (B) any person who is the spouse or former spouse of, or any lineal descendent of, or any spouse of such lineal descendant of, or the grandparent, parent, brother or sister of, or spouse of such brother or sister of, a Class A Holder or Permitted Transferee of such person; (C) upon the death of any Class A Holder or any Permitted Transferee of such person, the executors of the estate of such Class A Holder or Permitted Transferee, any of such Class A Holder's or such Permitted Transferee's heirs, testamentary trustees, devisees, or legatees; (D) any trust principally for the benefit of one or more of the foregoing Class A Holders or Permitted Transferees;
  (E) upon the disability of any Class A Holder or Permitted Transferee, any guardian or conservator of such Class A Holder or Permitted Transferee; or
  (F) any corporation, partnership or other entity if all of the beneficial ownership is held by Class A Holders or any Permitted Transferees; and as to any Stockholders, any person to whom a transfer may be made pursuant to the provisions of Section 8(e); provided that in each of the foregoing cases such transferee assumes and agrees to perform and becomes a party to this Agreement.

    "Registration Rights Agreement" means the agreement of that name of even date among the parties.

    "Requisite Level" means 5% or more of the number of shares of Holding Company Common Stock outstanding immediately after the consummation of the transactions contemplated by the Reorganization Agreement and the Univisa Contribution Agreement and prior to any further issuances for refinancing or other purposes, as such total number is adjusted to reflect stock splits, combinations, stock dividends, recapitalizations, reclassifications, and similar transactions.

    "Shares" means the shares of Holding Company Common Stock owned by the Stockholders at the time of determination.

    "Stockholders" means, collectively, HCI, and its Affiliates who own Shares, the Class A Holders, S Company, and their respective Permitted Transferees, each of which shall individually be a "Stockholder".

    "Termination Event" means a Low Ownership Event or an HCI Total Sale.

  2. Certain Restrictions on the Purchase and Sale of Shares.

  (a) Take-Along Right. HCI on behalf of itself and its Affiliates hereby agrees:

    (i) With respect to any proposed HCI Sale, each Minority Stockholder (each a "Take-Along Stockholder"), shall have the right (the "Take-Along Right") to join in such sale and to sell a number of whole Shares equal to the number derived by multiplying the total number of Shares proposed to be transferred by a fraction, the numerator of which is the total number of Shares owned by such Take-Along Stockholder and the denominator of which is the total number of Shares owned by HCI and its Affiliates and all Take-Along Stockholders proposing to so join.

    (ii) Any Shares purchased from Take-Along Stockholders pursuant to this
  Section 2(a) shall be paid for at the same price per Share and (to the extent applicable) upon the same terms and conditions as such proposed transfer by HCI and its Affiliates.

    (iii) HCI shall (on its own behalf and on behalf of any of its Affiliates effecting an HCI Sale), not less than 30 days prior to such proposed HCI Sale, notify each Take-Along Stockholder in writing of such HCI Sale (the "Sale Notice"). Such notice shall: (A) state the number of Shares proposed to be transferred, (B) identify the proposed purchaser(s), (C) state the proposed amount and form of consideration and terms and conditions of payment, and (D) confirm that each proposed purchaser has been informed of the Take-Along Right provided for in this Section 2(a) and has agreed to purchase Shares in accordance with the terms thereof.

    (iv) The Take-Along Right may be exercised by any Take-Along Stockholder by delivery of a written notice to HCI proposing to sell Shares (the "Take-Along Notice") within 30 days following the Sale Notice, which Take-Along Notice shall state the amount of Shares that such Take-Along Stockholder proposes to include in such transfer. If no Take-Along Notice is received during such 30-day period, HCI and its Affiliates shall have the right, for a 30-day period after the expiration of such 30-day period, to transfer the Shares specified in the Sale Notice on terms and conditions no more favorable than those stated in such notice.

    (v) In the event that a purchaser refuses to purchase Shares from the Take-Along Stockholders on the same terms and conditions as specified in the Sale Notice, then HCI and its Affiliates shall not sell any Shares to that purchaser in the HCI Sale.

  (b) Certain Sale Restrictions.

    (i) Neither HCI nor its Affiliates may, directly or indirectly, issue, sell, exchange or otherwise dispose of, or offer or agree, directly or indirectly, to issue, sell, exchange or otherwise dispose (including through purchase by the Company or any of its Affiliates) of Shares or common equity of the Company or any of its Subsidiaries, or any interest therein, or securities convertible into or exercisable or exchangeable for Shares or such common equity interests, or offer or enter into any contract, option or other arrangement or understanding to effect any such transactions, during the period (A) beginning on the Closing and (B) ending on the Ending Date, provided, however, that restrictions on sales by the Company shall not commence (the "Commencement Date") until the earlier of
  (x) the first anniversary of the Closing (eighteen months following the Closing in the event the Minority Stockholders or their Affiliates sell more than five million Panamsat Shares (other than to Permitted Transferees) between the date of the Reorganization Agreement and the Closing) and (y) the date the Company shall notify the Minority Stockholders that it has completed the refinancing of up to $1.725 billion of indebtedness incurred by the Company in connection with the transactions contemplated by the Reorganization Agreement and the Univisa Contribution Agreement (it being agreed that the exemption from the restriction on sales by the Company pursuant to this clause shall only apply to sales, the net proceeds of which are entirely used to refinance such indebtedness); and provided further that the foregoing restrictions shall not apply to reasonable issuances by the Company for employee plans, in acquisitions from non-Affiliates, pursuant to a dividend reinvestment plan, or upon exercise or conversion of previously issued options, warrants or convertible securities.

    (ii) Each of the Minority Stockholders agrees severally and not jointly and solely with respect to itself and the Shares owned beneficially or of record by it, not to offer, sell or transfer the Shares, or any interest therein, or securities convertible into Shares, or offer or enter into any contract, option or other arrangement or understanding to effect any sale or transfer of Shares or interests therein or securities convertible into or exercisable or exchangeable for Shares, to any person that is not a Permitted Transferee, after the Closing and prior to the Commencement Date. Notwithstanding the foregoing, Minority Stockholders may offer and sell or transfer Shares, or interests therein, or securities convertible into or exercisable or exchangeable for Shares, to persons other than Permitted Transferees in private transactions with the consent of HCI, which consent will be granted if, in HCI's reasonable judgment, such transfer will not materially and adversely affect Holding Company's financing plans or on the price of or demand for Holding Company Common Stock, and the purchaser provides assurances satisfactory to HCI that it will not prior to the Commencement Date sell any of such Shares at a time or with an effect which may materially and adversely affect such financing plans of Holding Company or the price of or demand for Holding Company Common Stock. Further notwithstanding the foregoing, the Minority Stockholders may pledge their Shares as collateral for a bona fide loan, provided that the lender, on terms reasonably acceptable to HCI and the Company, agrees that upon liquidation of such collateral the lender or any transferee will assume and agree to perform this Agreement or, if requested by HCI or the Company, waive all rights under this Agreement.

  (c) Standstill Right. HCI agrees that HCI and its Affiliates shall not acquire or come to hold beneficially or otherwise, whether by purchase, exchange or otherwise, more than 81% of the outstanding common equity interests in Holding Company, except (i) pursuant to a merger which is approved by the holders of a majority of the shares of Holding Company Common Stock not owned by HCI and its Affiliates, (ii) pursuant to a tender offer recommended by a majority of the Disinterested Directors of the Holding Company and second-step merger which offers the same per share consideration to all holders of Holding Company Common Stock and in which more than half the outstanding Holding Company Common Stock not owned by HCI and its Affiliates at the inception of the transaction is either tendered or voted in favor of the transaction, and (iii) except pursuant to such other transaction as shall provide for parity of treatment of holders of Holding Company Common Stock and is approved by the holders of a majority of the shares of Holding Company Common Stock not owned by HCI and its Affiliates and by a majority of the Disinterested Directors of Holding Company.

  3. Governance and Business Operations.

  (a) Board of Directors. The Stockholders, on behalf of themselves and their Affiliates and Permitted Transferees, hereby agree to take all necessary action (including, without limitation, voting the Common Stock of the Company beneficially owned by them, calling special meetings of stockholders of the Company and executing and delivering written consents) such that the Board of Directors of the Company shall consist of ten (10) members designated as herein provided. HCI shall designate all members of the Board of Directors not designated by the Minority Stockholders. For so long as Mr. Frederick A. Landman is Chief Executive Office of the Company, he shall be one of HCI's designees. The Minority Stockholders shall be entitled to initially designate two (2) directors of the Company, one (1) of whom may be designated by the Class A Holders and one (1) of whom may be designated by S Company. For so long as the Class A Holders and their Permitted Transferees, as a group (the "A Group"), beneficially own a number of Shares which is greater than the number of shares comprising 4% of the outstanding Common Stock of the Company immediately after the consummation of the transactions contemplated by the Reorganization Agreement and the Univisa Contribution Agreement and prior to any further issuances for refinancing or other purposes (as such Shares may be adjusted to reflect stock splits, combinations, stock dividends, recapitalizations, reclassifications, and similar transactions, the "Director Minimum Shares"), at each subsequent meeting of stockholders of the Company (or action by consent in lieu thereof), the A Group shall be entitled to designate one director, to be selected by a majority vote of the Shares beneficially owned by the A Group. For so long as S Company and its Permitted Transferees, as a group (the "B Group"), beneficially own a number of Shares greater than the Director Minimum Shares, at each subsequent meeting of stockholders of the Company (or action by consent in lieu thereof), the B Group shall be entitled to designate one director, to be selected by a majority vote of the Shares beneficially owned by the B Group. Any vacancy of an available A Group or B Group director position will be filled promptly without holding a meeting of stockholder's of the Company at the request of the A Group or B Group, as applicable, with their designee; provided that the A Group or B Group, as applicable, shall beneficially own a number of shares greater than the Director Minimum Shares at the time of filing.

  (b) Transactions with Affiliates. HCI and its Affiliates (other than the Company and its Subsidiaries) shall not propose or approve any loan, advance or guarantee to, from, or for the benefit of, or sell, lease, transfer or otherwise dispose of any of their properties or assets to, or for the benefit of, or purchase or lease any property or assets from, or enter into or amend any contract, agreement or understanding with, Holding Company or any Subsidiary of Holding Company, except on terms that are no less favorable to Holding Company or such Subsidiary than those (including, without limitation, prices) ordinarily entered into in comparable transactions by HCI or the relevant Affiliate on an arms' length basis with an unrelated party. All material transactions (and all other transactions which the Chief Executive Officer of the Holding Company may designate) between HCI and its Affiliates on the one hand, and Holding Company or its Subsidiaries on the other, shall be reviewed by a committee comprised of Disinterested Directors, and approval of such transactions by such committee shall be conclusive evidence of compliance with the provisions of this Section 3(b). Upon such approval, unless required by such directors after due consideration, Holding Company or such Subsidiaries may enter into and perform the approved transactions with HCI and its Affiliates without competitive bidding or other special procedures.

  (c) HE Covenant Not to Compete. HCI agrees:

    (i) Until the fifth anniversary after the Closing Date, HE and any entity owned 50% or more by HE (excluding Holding Company and its Subsidiaries) (the "Committing Companies") shall not compete with Holding Company or any of its Subsidiaries after the Closing in the "Galaxy Business" (as defined below) in any geographic area except as allowed under subsection (iii) below.

    (ii) As used herein, the "Galaxy Business" shall mean: (A) the sale or lease of, or the provision of satellite services via, transponder capacity on satellites operating in geostationary earth orbit in the C-band, Ka-band and Ku-band frequencies for the transmission of video, audio and data signals; and (B) the provision of telemetry, tracking and control services for such satellites and for other satellites operating in geostationary earth orbit in the C-band, Ka-band, Ku-band, L-band and UHF-band frequencies or other frequency bands that may be utilized in the future; but in each case excluding the sale or lease of transponder capacity and telemetry, tracking and control services provided on or for any satellite that has both (x) multiple (six or more) receive and transmit beams and (y) an on-board satellite payload processor which can switch uplink signals in one beam to a downlink signal in one of multiple beams.

    (iii) The Committing Companies shall not be restricted from conducting any business that falls within the following categories (the "Exclusivity Exceptions"):

      (A) All aspects of the direct-to-home satellite business, whether done through Galaxy Latin America, DIRECTV International, Inc., DIRECTV USA or any other entity owned 50% or more by HE including, but not limited to, (x) the provision of services directly to consumers via satellite; (y) the sale or lease of transponders or channels therein to third parties engaging in the direct-to-home satellite business in which any of the Committed Companies is involved (whether by ownership of an interest in a satellite or any part of the capacity thereof or in any related or associated business), whether in the FSS or BSS bands; and (z) the provision of programming to cable head ends, which in each of cases (y) and (z) is ancillary to any direct-to-home satellite business in which the Committing Companies have an interest; provided that if there is excess capacity available on a satellite used primarily in the direct-to-home satellite business, the sale or lease of such excess capacity shall not be precluded by the foregoing restriction;

      (B) All aspects of value added services, i.e., the sale of business services which include the provision of transponder capacity that is ancillary to the provision of such services by the Committing Companies including, but not limited to, shared hub VSAT business or DIRECPC or distance learning or any similar type of services that may now or in the future be provided or developed by HE or any of its Affiliates (other than Holding Company and its Subsidiaries);

      (C) All aspects of the business of providing satellite or transponder capacity or portions thereof of any type or kind to the United States government, or any department or agency thereof;

      (D) The provision by the Committing Companies of project financing, or the acceptance by any of them of a minority equity position in any other satellite operating or service company, as part of a satellite sale;

      (E) All aspects of the business of manufacturing and selling or leasing satellites in their entirety, other than the sale or lease of individual transponders or portions thereof (except with respect to such sale or lease of transponders as otherwise provided for in this Section (iii)); and

      (F) As part of the acquisition of a third party where the competing business is not a substantial part of such acquired business provided that such competing business shall be disposed of in a commercially reasonable manner as soon as commercially reasonable after such acquisition.

    (iv) The parties acknowledge that the Galaxy Business does not include, and the Committing Companies are retaining, the following: all aspects of the business of providing mobile satellite services and all aspects of the satellite-based business commonly referred to by HE as the "Spaceway" business.

  (d) Holding Company's Covenant Not to Compete. Holding Company and its controlled Affiliates shall not engage in any aspect of the direct broadcast satellite business other than through the sale or lease of transponders or channels therein or the provision of transponder services and the provision of other value added services ancillary thereto to third parties engaged in the direct broadcast satellite business, provided that Holding Company and its Subsidiaries shall not be precluded from providing project financing to such third parties or the acceptance of a minority equity position in a third party in connection with the sale or lease of transponders or channels therein or the provision of transponder services. For so long as Grupo Televisa, S.A. and its controlled Affiliates own any Holding Company Common Stock, neither Holding Company nor any of its controlled Affiliates will own an equity interest in a direct-to-home enterprise offering predominantly Spanish language programming in the Americas or the Iberian Peninsula.

  (e) First Offer Rights. In the event that Holding Company determines to launch a satellite with the following frequencies: Ku BSS frequencies (11.7-
12.5 Ghz in Region 1, 12.2-12.7 Ghz in Region 2 and 11.7-12.2 Ghz in Region 3) (the "BSS Band") into any of the following orbital slots as such orbital slots may be modified in the FCC authorization process, the ITU registration process, or in the course of frequency coordination with other systems: East
Longitude: 36(degrees), 40(degrees), 48(degrees), 54(degrees), 101(degrees), 124.5(degrees), 132(degrees), 149(degrees), 164(degrees) and 173(degrees); and West Longitude: 49(degrees) and 67(degrees) (the "BSS Satellites"), the Company shall give HE or its designated Subsidiaries (referred to herein as the "HE Designee") notice of such determination and the HE Designee shall have the opportunity (the "First Opportunity") to enter into a full life service agreement with respect to some or all, but not less than half of the available capacity in the BSS Band on the applicable BSS Satellite, of the BSS transponders (the "BSS Transponders") on the first BSS Satellite that the Company intends to place into each such slot on terms and conditions to be negotiated in good faith and consistent with normal business practice. The negotiation period with respect to capacity on each such BSS Satellite shall be for three months (the "Negotiation Period"). The Negotiation Period may be initiated by either party on notice to the other at any time within the time period set forth below. Applied separately to each BSS Satellite, the Negotiation Period shall begin on the date on which the Company notifies the HE Designee of a firm commitment to construct a BSS Satellite; and shall commence not more than thirty months prior to the proposed launch of the BSS Satellite and end not later than fifteen (15) months prior to the date that the BSS Satellite is scheduled to be launched. If negotiations are not initiated by either party by such date or successfully concluded with a binding service agreement within the Negotiation Period, unless HE has given Company a final offer (as defined below), neither party shall have any further obligation pursuant to this Section 3(e), with respect to the BSS Satellite in question. The conclusion or failure to conclude such an agreement as to one orbital slot shall not, however, affect the parties' rights and obligations hereunder as to the remaining BSS Satellites for other orbital slots referenced in this Section, if still extant.

  At any time prior to the end of the applicable negotiation period specified above, HE shall have the right to make to the Company HE's "best and final offer" (a "Final Offer") of the price at which it is willing to enter into an end of life service agreement for a stated number of BSS Transponders on the BSS Satellite, which must be on terms and conditions that are otherwise acceptable to the Company.

  If HE makes the Final Offer, for as long as it is held open (i.e., that it may be accepted by the Company without HE's subsequent right to withdraw it), the Company will not, without first offering HE the opportunity to do so, enter into a purchase or long term transponder service agreement for the same number or fewer BSS Band transponders than proposed by HE at a lower price per BSS Transponder (which, for the purposes of comparison, will be calculated on a net present value basis as determined by the Company, but notified to HE so that HE may make an adjustment in its offer to reflect this net present value) than the price stated in the Final Offer. The Company may condition its offer to HE on HE's acceptance of such other price, quantity, length of term and other terms and conditions that the Company would offer a third party at the time (the "Revised Offer"). HE shall have ten (10) days to accept the Company's Revised Offer or it shall be deemed to have been rejected. For the avoidance of doubt, the previous sentence shall not apply to the Company's acceptance of the Final Offer, as to which no further acceptance or rejection by HE is required or permitted. The Company shall also notify HE at such time as the Company lowers its price for long term transponder agreements on the applicable BSS satellite for the number of transponders and for the service terms which had been included in the Final Offer, which notice shall be given not fewer than ten (10) business days before the reduced price is offered to any third party, during which period HE will have the right to accept such revised offer. As used in this Section 3(e), "Company" or "Holding Company" includes its Subsidiaries or any of them.

  4. Representations and Warranties of Minority Stockholders. Each Minority Stockholder hereby severally and not jointly (and solely with respect to itself and the Shares owned of record or beneficially by such Stockholder) represents and warrants to HCI and the Company as follows:

    (a) Ownership of Shares. Such Minority Stockholder is the record and beneficial owner of the Shares set forth on Exhibit A hereto, and such shares constitute all of the Shares owned of record or beneficially by such Minority Stockholder. With respect to the number of shares set forth opposite such Minority Stockholder's name on Exhibit A hereto, and with the exceptions noted thereon, such Minority Stockholder has sole voting power and sole power to issue instructions with respect to the matters set forth in Sections 2 and 3 hereof, sole power of disposition, sole power of conversion, sole power to demand appraisal rights and sole power to agree to all of the matters set forth in this Agreement, in each case with no limitations, qualifications or restrictions on such rights, subject to applicable securities laws and the terms of this Agreement.

    (b) Due Authorization. Such Minority Stockholder is, as applicable, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, and has all requisite capacity, power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by such Minority Stockholder of this Agreement and the performance by such Minority Stockholder of its obligations hereunder have been duly and validly authorized by such Minority Stockholder and no other proceedings on the part of such Minority Stockholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Minority Stockholder and constitutes a valid and binding agreement enforceable against such Stockholder in accordance with its terms except to the extent (i) such enforcement may be limited by applicable bankruptcy, insolvency or similar laws affecting creditors rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

    (c) No Conflicts. Except for filings, authorizations, consents and approvals as contemplated by the Reorganization Agreement or the Univisa Contribution Agreement and necessary for the consummation of the transactions contemplated thereby which have been obtained, (i) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such Minority Stockholder and the consummation by such Minority Stockholder of the transactions contemplated hereby and (ii) none of the execution and delivery of this Agreement by such Minority Stockholder, the consummation by such Minority Stockholder of the transactions contemplated hereby or compliance by such Minority Stockholder with any of the provisions hereof shall (A) conflict with or result in any breach of the organizational documents of such Minority Stockholder, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such Minority Stockholder is a party or by which such Minority Stockholder or any of its properties or assets may be bound, or
  (C) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such Minority Stockholder or any of its properties or assets.

  5. Representations and Warranties of HCI. The Company and HCI jointly and severally represent and warrant to each Minority Stockholder as follows:

    (a) Organization. Each such corporation is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, and has all requisite corporate power or other power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery by such corporation of this Agreement and the performance by such corporation of its obligations hereunder have been duly and validly authorized by all necessary corporate action of such corporation.

    (b) Agreement. This Agreement has been duly and validly executed and delivered by such corporation and constitutes a valid and binding agreement of such corporation enforceable against it in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, or other similar laws, now or hereafter in effect, affecting creditors' rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceedings therefor may be brought.

    (c) No Conflicts. Except for filings, authorizations, consents, and approvals as contemplated by the Reorganization Agreement or the Univisa Contribution Agreement and necessary for the consummation of the transactions contemplated thereby which have been obtained, (i) no filing with, and no permit, authorization, consent or approval of, any state or federal public body or authority is necessary for the execution of this Agreement by such corporation and the consummation by such corporation of the transactions contemplated hereby, and (ii) none of the execution and delivery of this Agreement by such corporation, the consummation by such corporation of the transaction contemplated hereby or compliance by such corporation with any of the provisions hereof shall (A) conflict with or result in any breach of the charter or bylaws of such corporation, (B) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third-party right of termination, cancellation, material modifications or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement or other instrument or obligation of any kind to which such corporation is a party or by which such corporation of its properties or assets may be bound, or (C) violate any order, writ, injunction, decree, judgment, statute, rule or regulation applicable to such corporation or its properties or assets.

  6. Legend.

  (a) Each Stockholder severally and not jointly agrees that it will not request Holding Company to register the transfer (by book-entry or otherwise) of any certificate or uncertificated interest representing any of the Shares, unless such transfer is made in compliance with this Agreement.

  (b) Each Stockholder severally and not jointly agrees that it shall promptly after the date hereof surrender to Holding Company all certificates representing the Shares held by such Stockholder, and Holding Company shall place the following legend on such certificates, which legend shall remain on such certificates until the sale of such Shares to a person who is not a Stockholder or the termination of this Agreement, whichever is earlier:

    "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO AN
    AGREEMENT, DATED AS OF    , 199  BETWEEN STOCKHOLDERS AND THE
    COMPANY. THE SHARES ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND VOTING. A COPY OF SUCH AGREEMENT IS AVAILABLE AT THE PRINCIPAL OFFICE OF THE COMPANY."

  7. Term of Agreement. This Agreement has been entered into in connection with the transactions contemplated by the Reorganization Agreement described in Recital A and the Univisa Contribution Agreement described in Recital B and shall become effective upon the Closing. This Agreement shall terminate upon the earlier of (i) five years from the Closing Date, or (ii) the occurrence of a Termination Event. Notwithstanding the foregoing, the provisions of Sections 2(c) (Standstill), 3(b) (Transactions with Affiliates), 3(c) and (d) (covenants not to compete), 3(e) (first offer), and 8 (miscellaneous) shall terminate five years after the Closing Date.

  8. Miscellaneous.

  (a) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

  (b) Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy, electronic or digital transmission method; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to: [to come].

  (c) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". This Agreement shall not be construed for or against either party by reason of the authorship or alleged authorship of any provision hereof or by reason of the status of the respective parties. All terms defined in this Agreement in the singular shall have comparable meanings when used in the plural, and vice versa, unless otherwise specified.

  (d) Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

  (e) Assignment. Except to a Permitted Transferee, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (whether by operation of law or otherwise) by any Minority Stockholder without the consent of HCI or by HCI or its Affiliates without the consent of Minority Stockholders holding 66 2/3% of the Shares held by Minority Stockholders, which consent may be granted or withheld in such party's discretion. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. No person who is not a Stockholder or Permitted Transferee who acquires Shares shall have any rights under this Agreement except to the extent that the assignment thereof has been approved as required by Section 8(e), nor any obligations hereunder except to the extent expressly assumed.

  (f) Governing Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of Delaware (without reference to the choice of law provisions), except with respect to matters of law concerning the internal corporate affairs of any corporate entity which is a party to or the subject of this Agreement, and as to those matters the law of the jurisdiction under which the respective entity derives its powers shall govern.

  (g) Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby. Upon any such holding that any provision of this Agreement is null, void or unenforceable, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall incur no liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

  (h) Injunctive Relief. The parties acknowledge that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved person or entity will be irreparably damaged and will not have an adequate remedy at law. Any such person or entity shall, therefore, be entitled to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties shall raise the defense that there is an adequate remedy at law.

  (i) Attorneys' Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation reasonable attorneys' fees, incurred in connection with such action, including any appeal of such action.

  (j) Cumulative Remedies. All rights and remedies of either party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

  (k) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when executed and delivered by each of the parties.

  (l) Amendments, Waivers, Etc. This Agreement may not be amended, changed, supplemented, or otherwise modified or terminated, except upon the execution and delivery of a written agreement executed by the parties hereto; provided that performance hereof by any Minority Stockholder may be waived by HCI and performance hereof by HCI, its Affiliates or the Company may be waived by Minority Stockholders holding 66 2/3% of the Shares held by Minority Stockholders.

  (m) Obligations of Stockholders. The liabilities and obligations of each Stockholder under any provision of this Agreement are several and not joint and apply solely to such Stockholder and to the Shares held of record or beneficially owned by such Stockholder. No Stockholder shall have any liability or obligation under this Agreement for any act, omission or breach by any other Stockholder.

  (n) Service of Process. Each of the parties hereto irrevocably consents to the service of any process, pleading, notices or other papers by the mailing of copies thereof by registered, certified or first class mail, postage prepaid, to such party at such party's address set forth herein, or by any other method provided or permitted under Delaware law. Additionally, each party hereby appoints RL&F Service Corp., One Rodney Square, Wilmington, Delaware 19810, as agent for service of process in Delaware.

  (o) Consent and Jurisdiction. Each party irrevocably and unconditionally agrees and consents that any suit, action or other legal proceeding arising out of or related to this Agreement shall be brought and heard in New Castle County, State of Delaware, and each party irrevocably consents to personal jurisdiction in any and all tribunals in said County.

  IN WITNESS WHEREOF, the parties have executed this Amended and Restated Stockholder Agreement as of the date first above written.

                                          Magellan International, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                          Hughes Communications, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                          Satellite Company, L.L.C.

                                          By: _________________________________
                                            Name:
                                            Title:

                                     CLASS A STOCKHOLDERS


                                     __________________________________________
                                     Name: MARY ANSELMO, individually and as a
                                          trustee of the Article VII Trust
                                          created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995 and as co-trustee
                                          of the RAYCE ANSELMO TRUST DATED
                                          DECEMBER 23, 1991


                                     __________________________________________
                                     Name: FREDERICK A. LANDMAN, individually
                                          and as a trustee of the Article VII
                                          Trust created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995


                                     __________________________________________
                                     Name: LOURDES SARALEGUI, individually and
                                          as a trustee of the Article VII
                                          Trust created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995


                                     __________________________________________
                                     Name: PIER LANDMAN, individually and as
                                          the sole trustee of the CHLOE
                                          LANDMAN TRUST DATED JUNE 10, 1988
                                          and the sole trustee of the RISSA
                                          LANDMAN TRUST DATED JUNE 10, 1988


                                     __________________________________________
                                     Name: PATRICK J. COSTELLO, as trustee of
                                          the FREDERICK A. LANDMAN IRREVOCABLE
                                          TRUST DATED DECEMBER 22, 1995 and as
                                          a successor trustee of the RAYCE
                                          ANSELMO TRUST DATED DECEMBER 23,
                                          1991


                                     __________________________________________
                                     Name: REVERGE ANSELMO, individually and
                                          as a trustee of the Article VII
                                          Trust created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995

                                                                     APPENDIX N

              AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

  This AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this "Agreement"),
dated as of    , 199 , is entered into by and among MAGELLAN INTERNATIONAL,
INC., a Delaware corporation (the "Company"), and the persons listed on the signature page hereof (the "Stockholders").

                                   RECITALS

  A. The Company and the Stockholders desire to enter into this Agreement for the purpose of granting to the Stockholders certain rights with respect to registering under the Securities Act of 1933, as amended, shares of Common Stock, par value $.01 per share, of the Company.

  B. The Common Stock is being acquired by the Stockholders pursuant to the transactions (the "Transactions") contemplated by the Agreement and Plan of Reorganization, dated as of September 20, 1996, among Panamsat Corporation, Hughes Communications, Inc., and the Company, among others (the "Plan of Reorganization"), and the Stock Contribution and Exchange Agreement, dated as of September 20, 1996, among Satellite Company, L.L.C., Hughes Communications, Inc., and the Company, among others (the "Exchange Agreement").

  C. The Stockholders are also parties to a Stockholder Agreement of even date (the "Stockholder Agreement").

                                   AGREEMENT

  In consideration of the Recitals and mutual promises contained herein, and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:

  1. Definitions. As used in this Agreement, the following terms shall have the following meanings:

  "Advice" shall have the meaning set forth in Section 5 hereof.

  "Affiliate" means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person. For the purposes of this definition, "control" when used with respect to any specified person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

  "Business Day" means any day that is not a Saturday, a Sunday or a legal holiday on which banking institutions in the State of New York are not required to be open.

  "Capital Stock" means, with respect to any person, any and all shares, interests, participations or other equivalents (however designated) of corporate stock issued by such person, including each class of common stock and preferred stock of such person.

  "Class A Holder" means a Holder whose Common Stock was received in the Transactions in respect of the Class A Common Stock or common stock of Panamsat Corporation into which such Class A Common Stock has been converted.

  "Class B Holder" means a Holder whose Common Stock was received in the Transactions pursuant to the Exchange Agreement.

  "Common Stock" means the Common Stock, par value $0.01 per share, of the Company issued to any Holder named on the signature pages hereof in the Transactions or any other shares of capital stock or other securities of the Company into which such shares of Common Stock shall be reclassified or changed, including, by reason of a merger, consolidation, reorganization or recapitalization. If the Common Stock has been so reclassified or changed, or if the Company pays a dividend or makes a distribution on the Common Stock in shares of capital stock or subdivides (or combines) its outstanding shares of Common Stock into a greater (or smaller) number of shares of Common Stock, a share of Common Stock shall be deemed to be such number of shares of stock and amount of other securities to which a holder of a share of Common Stock outstanding immediately prior to such change, reclassification, exchange, dividend, distribution, subdivision or combination would be entitled.

  "Company" shall have the meaning set forth in the heading hereof.

  "Delay Period" shall have the meaning set forth in Section 2(d) hereof.

  "Demand Notice" shall have the meaning set forth in Section 2(a) hereof.

  "Demand Registration" shall have the meaning set forth in Section 2(b) hereof.

  "Effectiveness Period" shall have the meaning set forth in Section 2(d) hereof.

  "Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

  "Hold Back Period" shall have the meaning set forth in Section 4 hereof.

  "Holder" means a person who owns Registrable Shares and is either (i) a Stockholder or (ii) a Permitted Transferee.

  "Inclusion Notice" shall have the meaning set forth in Section 2(a).

  "Hughes Communications, Inc. Holder" means Hughes Communications, Inc. and any Holder whose Common Stock was issued to Hughes Communications, Inc. in the Transactions.

  "Interruption Period" shall have the meaning set forth in Section 5 hereof.

  "Permitted Assignee" means a Holder who acquires (a) more than $15 million in value of Common Stock at the date of transfer from a Holder, or (b) Common Stock from a Holder in a transfer in which consent to assignment of this Agreement is granted pursuant to Section 10(e), in either case in a transfer exempt pursuant to Rule "4(1-1/2)" (or any similar private transfer exemption), provided that in each case the transferee assumes and agrees to perform and becomes a party to this Agreement.

  "Permitted Transferees" means, as to any Hughes Communications, Inc. Holder, any controlled Affiliate of GM or any Permitted Transferee; as to S Company, Grupo Televisa, S.A., any controlled Affiliate of Grupo Televisa, S.A., or any Permitted Transferee; and as to the Class A Holders, (A) any other Class A Holder, (B) any person who is the spouse or former spouse of, or any lineal descendent of, or any spouse of such lineal descendant of, or the grandparent, parent, brother or sister of, or spouse of such brother or sister of, a Class A Holder or Permitted Transferee of such person; (C) upon the death of any Class A Holder or any Permitted Transferee of such person, the executors of the estate of such Class A Holder or Permitted Transferee, any of such Class A Holder's or such Permitted Transferee's heirs, testamentary trustees, devisees, or legatees; (D) any trust principally for the benefit of one or more of the foregoing Class A Holders or Permitted Transferees; (E) upon the disability of any Class A Holder or Permitted Transferee, any guardian or conservator of such Class A Holder or Permitted Transferee; or (F) any corporation, partnership or other entity if all of the beneficial ownership is held by Class A Holders or any Permitted Transferees; and as to any Stockholders, any person who is a Permitted Assignee; provided that in each case such transferee assumes and agrees to perform and becomes a party to this Agreement.

  "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

  "Piggyback Registration" shall have the meaning set forth in Section 3 hereof.

  "Prospectus" means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Shares covered by such Registration Statement and all other amendments and supplements to such prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

  "Registrable Shares" means shares of Common Stock unless (i) they have been effectively registered under Section 5 of the Securities Act and disposed of pursuant to an effective Registration Statement, or (ii) all of such Common Stock of a Holder can be freely sold and transferred without restriction under Rule 144 or Rule 145 under the Securities Act or any successor rule such that, after any such transfer referred to in this clause (ii), such securities may be freely transferred without restriction under the Securities Act. Notwithstanding the foregoing, any shares of Common Stock held by a Stockholder shall be "Registrable Shares" until such Stockholder ceases to own at least 1% of the then outstanding Common Stock, $.01 par value, of the Company. Further, no Holder who is not a Stockholder shall be deemed to own Registrable Shares after five years from the date hereof.

  "Registration" means registration under the Securities Act of an offering of Registrable Shares pursuant to a Demand Registration or a Piggyback Registration.

  "Registration Period" means, as to any Holder, the period beginning on the date hereof and ending on the date when such Holder no longer owns any Registrable Shares.

  "Registration Statement" means any registration statement under the Securities Act of the Company that covers any of the Registrable Shares pursuant to the provisions of this Agreement, including the related Prospectus, all amendments and supplements to such registration statement, including pre- and post-effective amendments, all exhibits thereto and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.

  "SEC" means the Securities and Exchange Commission.

  "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

  "Shelf Registration" shall have the meaning set forth in Section 2(b) hereof.

  "Stockholder Agreement" shall have the meaning set forth in Recital C.

  "Transactions" shall have the meaning set forth in Recital B.

  "Underwritten Registration or Underwritten Offering" means a registration under the Securities Act in which securities of the Company are sold to an underwriter for reoffering to the public.

  2. Demand Registration.

    (a) Subject to the last sentence of this Section 2(a), any Holder shall have the right during the Registration Period, by written notice (the "Demand Notice") given to the Company, to request the

  Company to register under and in accordance with the provisions of the Securities Act all or any portion of the Registrable Shares designated by such Holders; provided, however, that the aggregate value (at the respective dates of such notices) of Registrable Shares requested to be registered pursuant to any Demand Notice and pursuant to any related Inclusion Notices received pursuant to the following sentence shall be at least $100 million. Upon receipt of any such Demand Notice, the Company shall promptly notify all other Holders of the receipt of such Demand Notice and allow them the opportunity to include Registrable Shares held by them in the proposed registration by submitting their own written notice to the Company requesting inclusion of a specified number of such Holders' Registrable Securities (the "Inclusion Notice"). In connection with any Demand Registration in which more than one Holder participates, in the event that such Demand Registration involves an underwritten offering and the managing underwriter or underwriters participating in such offering advise in writing the Holders of Registrable Shares to be included in such offering that the total number of Registrable Shares to be included in such offering exceeds the amount that can be sold in (or during the time of) such offering without delaying or jeopardizing the success of such offering (including the price per share of the Registrable Shares to be sold), then the amount of Registrable Shares to be offered for the account of such Holders shall be reduced pro rata on the basis of the number of Registrable Shares to be registered by each such Holder; provided if the registration of Registrable Shares held by Mary Anselmo is necessary in connection with any payment of estate taxes by her estate, such registration by the estate of Mary Anselmo shall have priority over any registration of Registrable Shares by a Class B Holder or any Holder who acquired such securities directly or indirectly from or through a Class B Holder. The Class A Holders as a group and the Class B Holders as a group shall each be entitled to three Demand Registrations pursuant to this Section 2; Hughes Communications, Inc. shall be entitled to six Demand Registrations pursuant to this Section 2; if any such Demand Registration does not become effective or is not maintained for a period (whether or not continuous) of at least 180 days (or such shorter period as shall terminate when all the Registrable Shares covered by such Demand Registration (other than any shares reserved for issuance upon exercise of the underwriters' overallotment option) have been sold pursuant thereto), the affected Holders will be entitled to an addition Demand Registration pursuant hereto. It is agreed that the registration of Registrable Shares pursuant to an Inclusion Notice shall not be deemed to be a Demand Registration. Nothing in this Section 2(a) shall limit any rights pursuant to Section 3 hereof. Nothing in this Agreement shall limit the rights and obligations of the parties under the Stockholder Agreement, including pursuant to Sections 2(a) and 2(b) thereof. Notwithstanding anything herein to the contrary, the exercise of each Demand Registration under this Section 2(a) by the Class A Holders shall require the approval of the Class A Holders, and their Permitted Transferees, owning a majority of the Registrable Shares then owned by all Class A Holders and their Permitted Transferees.

    (b) The Company, within 45 days of the date on which the Company receives a Demand Notice given by Holders in accordance with Section 2(a) hereof, shall file with the SEC, and the Company shall thereafter use commercially reasonable efforts to cause to be declared effective, a Registration Statement on the appropriate form for the registration and sale, in accordance with the intended method or methods of distribution, of the total number of Registrable Shares specified by the Holders in such Demand Notice, which may include a "shelf" registration (a "Shelf Registration") pursuant to Rule 415 under the Securities Act (a "Demand Registration").

    (c) The Company shall use commercially reasonable efforts to cause the Registration Statement to be declared effective and to keep each Registration Statement filed pursuant to this Section 2 continuously effective and usable for the resale of the Registrable Shares covered thereby (i) in the case of a Registration that is not a Shelf Registration, for a period of 90 days from the date on which the SEC declares such Registration Statement effective and (ii) in the case of a Shelf Registration, for a period of 180 days from the date on which the SEC declares such Registration Statement effective, in either case (x) until all the Registrable Shares covered by such Registration Statement (other than any shares reserved for issuance upon exercise of the underwriters' overallotment option) have been sold pursuant to such Registration Statement, and (y) as such period may be extended pursuant to this Section 2.

    (d) The Company shall be entitled to postpone the filing of any Registration Statement otherwise required to be prepared and filed by the Company pursuant to this Section 2, or suspend the use of any effective Registration Statement under this Section 2, for a reasonable period of time, but not in excess of 90 days (a "Delay Period"), if the chief executive officer or chief financial officer of the Company determines that in such executive officer's reasonable judgment and good faith the registration and distribution of the Registrable Shares covered or to be covered by such Registration Statement would materially interfere with any pending material financing, acquisition or corporate reorganization or other material corporate development involving the Company or any of its subsidiaries or would require premature disclosure thereof and promptly gives the Holders written notice of such determination, containing a general statement of the reasons for such postponement and an approximation of the period of the anticipated delay; provided, however, that (i) the aggregate number of days included in all Delay Periods during any consecutive 12 months shall not exceed the aggregate of (x) 120 days minus (y) the number of days occurring during all Hold Back Periods and Interruption Periods during such consecutive 12 months and (ii) a period of at least 60 days shall elapse between the termination of any Delay Period, Hold Back Period or Interruption Period and the commencement of the immediately succeeding Delay Period. If the Company shall so postpone the filing of a Registration Statement, the Holders of Registrable Shares to be registered shall have the right to withdraw the request for registration by giving written notice from the Holders of a majority of the Registrable Shares that were to be registered to the Company within 45 days after receipt of the notice of postponement or, if earlier, the termination of such Delay Period (and, in the event of such withdrawal, such request shall not be counted for purposes of determining the number of requests for registration to which the Holders of Registrable Shares are entitled pursuant to this Section 2). The time period for which the Company is required to maintain the effectiveness of any Registration Statement shall be extended by the aggregate number of days of all Delay Periods, all Hold Back Periods and all Interruption Periods occurring during such Registration and such period and any extension thereof is hereinafter referred to as the "Effectiveness Period." The Company shall not be entitled to initiate a Delay Period unless it shall (A) to the extent permitted by agreements with other security holders of the Company, concurrently prohibit sales by such other security holders under registration statements covering securities held by such other security holders and (B) in accordance with the Company's policies from time to time in effect, forbid purchases and sales in the open market by senior executives of the Company.

    (e) The Company shall not include any securities that are not Registrable Shares in any Registration Statement filed pursuant to this Section 2 without the prior written consent of (i) the Class A Holders of a majority in number of the Registrable Shares held by Class A Holders covered by such Registration Statement, and (ii) the Class B Holder(s) of a majority in number of the Registrable Shares held by such Class B Holders covered by such Registration Statement, and (iii) Hughes Communications, Inc. Holders with respect to Registrable Shares held by such Hughes Communications, Inc. Holders covered by such Registration Statement.

    (f) Holders of a majority in number of the Registrable Shares to be included in a Registration Statement pursuant to this Section 2 may, at any time prior to the effective date of the Registration Statement relating to such Registration, revoke such request by providing a written notice to the Company revoking such request. The Holders of Registrable Shares who revoke such request shall reimburse the Company for all its out-of-pocket expenses incurred in the preparation, filing and processing of the Registration Statement; provided, however, that, if such revocation was pursuant to
  Section 2(d) (for a postponement) or was based on the Company's failure to comply in any material respect with its obligations hereunder, such reimbursement shall not be required, and such registration shall not count against the maximum number of Demand Registrations to which the applicable Holders are entitled under Section 2(a). In addition, if pursuant to the terms of this Section 2(f), the Holders reimburse the Company for its out of pocket expenses incurred in the preparation, filing and processing of any Registration Statement requested, and subsequently revoked by such Holder(s), such registration shall not count against the maximum number of Demand Registrations to which the applicable Holder(s) are entitled under
  Section 2(a).

  3. Piggyback Registration.

    (a) Right to Piggyback. If at any time during the Registration Period the Company proposes to file a registration statement under the Securities Act with respect to a public offering of securities of the same type as the Registrable Shares pursuant to a firm commitment underwritten offering solely for cash for its own account (other than a registration statement (i) on Form S-8 or any successor forms thereto, or (ii) filed solely in connection with a dividend reinvestment plan or employee benefit plan of the Company or its Affiliates) or for the account of any holder of securities of the same type as the Registrable Shares (to the extent that the Company has the right to include Registrable Shares in any registration statement to be filed by the Company on behalf of such holder), then the Company shall give written notice of such proposed filing to the Holders at least 15 days before the anticipated effective date. Such notice shall offer the Holders the opportunity to register such amount of Registrable Shares as they may request (a "Piggyback Registration"). Subject to Section 3(b) hereof, the Company shall include in each such Piggyback Registration all Registrable Shares with respect to which the Company has received written requests for inclusion therein within 10 days after notice has been given to the Holders. Each Holder shall be permitted to withdraw all or any portion of the Registrable Shares of such Holder from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration; provided, however, that if such withdrawal occurs after the filing of the Registration Statement with respect to such Piggyback Registration, the withdrawing Holders shall reimburse the Company for the portion of the registration expenses payable with respect to the Registrable Shares so withdrawn.

    (b) Priority on Piggyback Registrations. The Company shall permit the Holders to include all such Registrable Shares on-the-same terms and conditions as any similar securities, if any, of the Company included therein. Notwithstanding the foregoing, if the Company or the managing underwriter or underwriters participating in such offering advise the Holders in writing that the total amount of securities requested to be included in such Piggyback Registration exceeds the amount which can be sold in (or during the time of) such offering without delaying or jeopardizing the success of the offering (including the price per share of the securities to be sold), then the amount of securities to be offered for the account of the Holders and other holders of securities who have piggyback registration rights with respect thereto shall be reduced (to zero if necessary) pro rata on the basis of the number of common stock equivalents requested to be registered by each such Holder or holder participating in such offering.

    (c) Right to Abandon. Nothing in this Section 3 shall create any liability on the part of the Company to the Holders if the Company in its sole discretion should decide not to file a registration statement proposed to be filed pursuant to Section 3(a) hereof or to withdraw such registration statement subsequent to its filing and prior to the later of its effectiveness or the release of the Registrable Shares for public offering by the managing underwriter, in the case of an underwritten public offering, regardless of any action whatsoever that a Holder may have taken, whether as a result of the issuance by the Company of any notice hereunder or otherwise.

  4. Holdback Agreement. If (i) the Company shall file a registration statement with respect to the Common Stock or similar securities or securities convertible into, or exchangeable or exercisable for, such securities and (ii) the Company (in the case of a nonunderwritten public offering by the Company pursuant to such registration statement) advises the Holders in writing that a public sale or distribution of Registrable Shares would materially adversely affect such offering or the managing underwriter or underwriters (in the case of an underwritten public offering by the Company pursuant to such registration statement) advises the Company in writing (in which case the Company shall notify the Holders) that a public sale or distribution of Registrable Shares would have material adverse impact on such offering, then each Holder shall, to the extent not inconsistent with applicable law, refrain from effecting any public sale or distribution of Registrable Shares during the 10 days prior to the effective date of such registration statement and until the earliest of (A) the abandonment of such offering, (B) 90 days from the effective date of such registration statement and (C) if such offering is an underwritten offering, the termination of any "hold back" period obtained by the underwriter or underwriters in such offering from the Company in connection therewith (each such period, a "Hold Back Period").

  5. Registration Procedures. In connection with the registration obligations of the Company pursuant to and in accordance with Sections 2 and 3 hereof (and subject to Sections 2 and 3 hereof), the Company shall use commercially reasonable efforts to effect such registration to permit the sale of such Registrable Shares in accordance with the intended method or methods of disposition thereof, and pursuant thereto the Company shall as expeditiously as possible (but subject to Sections 2 and 3 hereof):

    (a) At least ten (10) business days before filing a Registration Statement or prospectus or any amendments or supplements thereto, furnish to the Holders who are participating in such Registration Statement and the underwriters, if any, copies of all such documents proposed to be filed, which documents will be subject to the review of such Holders and such underwriters (and their respective counsel), and, in the case of a Demand Registration, the Company will not file any Registration Statement or amendment thereto or any prospectus or any supplement thereof to which the Registering Holders or the underwriters, if any, shall reasonably object;

    (b) prepare and file with the SEC a Registration Statement for the sale of the Registrable Shares on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate in accordance with such Holders' intended method or methods of distribution thereof, subject to Section 2(b) hereof, and, subject to the Company's right to terminate or abandon a registration pursuant to Section 3(c) hereof, use commercially reasonable efforts to cause such Registration Statement to become effective and remain effective as provided herein;

    (c) prepare and file with the SEC such amendments (including post-effective amendments) to such Registration Statement, and such supplements to the related Prospectus, as may be required by the rules, regulations or instructions applicable to the Securities Act during the applicable period in accordance with the intended methods of disposition specified by the Holders of the Registrable Shares covered by such Registration Statement, make generally available earnings statements satisfying the provisions of
  Section 11(a) of the Securities Act (provided that the Company shall be deemed to have complied with this clause if it has complied with Rule 158 under the Securities Act), and cause the related Prospectus as so supplemented to be filed pursuant to Rule 424 under the Securities Act; provided, however, that before filing a Registration Statement or Prospectus, or any amendments or supplements thereto (other than reports required to be filed by it under the Exchange Act), the Company shall furnish to the Holders of Registrable Shares covered by such Registration Statement and their counsel for review and comment, copies of all documents required to be filed;

    (d) notify the Holders of any Registrable Shares covered by such Registration Statement promptly and (if requested) confirm such notice in writing, (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the SEC for amendments or supplements to such Registration Statement or the related Prospectus or for additional information regarding such Holders, (iii) of the issuance by the SEC of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for that purpose, (iv) of the receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Registrable Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose, and (v) of the happening of any event that requires the making of any changes in such Registration Statement, Prospectus or documents incorporated or deemed to be incorporated therein by reference so that they will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading:

    (e) use commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of such Registration Statement, or the lifting of any suspension of the qualification or exemption from qualification of any Registrable Shares for sale in any jurisdiction in the United States;

    (f) furnish to the Holder of any Registrable Shares covered by such Registration Statement, each counsel for such Holders and each managing underwriter, if any, without charge, one conformed copy of such Registration Statement, as declared effective by the SEC, and of each post-effective amendment thereto, in each case including financial statements and schedules and all exhibits and reports incorporated or deemed to be incorporated therein by reference; and deliver, without charge, such number of copies of the preliminary prospectus, any amended preliminary prospectus, each final Prospectus and any post-effective amendment or supplement thereto, as such Holder may reasonably request in order to facilitate the disposition of the Registrable Shares of such Holder covered by such Registration Statement in conformity with the requirements of the Securities Act;

    (g) prior to any public offering of Registrable Shares covered by such Registration Statement, use commercially reasonable efforts to register or qualify such Registrable Shares for offer and sale under the securities or Blue Sky laws of such jurisdictions as the Holders of such Registrable Shares shall reasonably request in writing; provided, however, that the Company shall in no event be required to qualify generally to do business as a foreign corporation or as a dealer in any jurisdiction where it is not at the time so qualified or to execute or file a general consent to service of process in any such jurisdiction where it has not theretofore done so or to take any action that would subject it to general service of process or taxation in any such jurisdiction where it is not then subject;

    (h) upon the occurrence of any event contemplated by paragraph 5(d)(v) above, prepare a supplement or post-effective amendment to such Registration Statement or the related Prospectus or any document incorporated or deemed to be incorporated therein by reference and file any other required document so that, as thereafter delivered to the purchasers of the Registrable Shares being sold thereunder (including upon the termination of any Delay Period), such Prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

    (i) use commercially reasonable efforts to cause all Registrable Shares covered by such Registration Statement to be listed on each securities exchange or automated interdealer quotation system, if any, on which similar securities issued by the Company are then listed or quoted;

    (j) use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC and any securities exchange or regulatory body;

    (k) on or before the effective date of such Registration Statement, provide the transfer agent of the Company for the Registrable Shares with printed certificates for the Registrable Shares covered by such Registration Statement which are in a form eligible for deposit with The Depository Trust Company;

    (l) if such offering is an underwritten offering, make available for inspection by any Holder of Registrable Shares included in such Registration Statement, any underwriter participating in any offering pursuant to such Registration Statement, and any attorney, accountant or other agent retained by any such Holder or underwriter (collectively, the "Inspectors"), such financial and other records and other information, pertinent corporate documents and properties of any of the Company and its subsidiaries and affiliates (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibilities; provided, however, that the Records that the Company determines, in good faith, to be confidential and which it notifies the Inspector in writing are confidential shall not be disclosed to any Inspector unless such Inspector signs a confidentiality agreement reasonably satisfactory to the Company, which agreement shall permit the disclosure of such Records in such Registration Statement or the related Prospectus if either (i) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in such Registration Statement or (ii) the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction; provided however, that
  (A) any decision regarding the disclosure of information pursuant to subclause (i) shall be made only after consultation with counsel for the applicable Inspectors and the Company and (B) with respect to any release of Records pursuant to subclause (ii), each Holder of Registrable Shares agrees that it shall, promptly after learning that disclosure of such Records is sought in a court having jurisdiction, give notice to the Company so that the Company, at the Company's expense, may undertake appropriate action to prevent disclosure of such Records; and

    (m) if such offering is an underwritten offering, enter into such agreements (including an underwriting agreement in form, scope and substance as is customary in underwritten offerings) and take all such other appropriate and reasonable actions requested by the Holders of a majority of the Registrable Shares being sold in connection therewith (including those reasonably requested by the managing underwriters) in order to expedite or facilitate the disposition of such Registrable Shares, and in such connection, (i) use commercially reasonable efforts to obtain opinions of counsel to the Company and updates thereof (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters and counsel to the Holders of the Registrable Shares being sold), addressed to each selling Holder of Registrable Shares covered by such Registration Statement and each of the underwriters as to the matters customarily covered in opinions requested in underwritten offerings and such other matters may be reasonably requested by such counsel and underwriters, (ii) use commercially reasonable efforts to obtain "cold comfort" letters and updates thereof from the independent certified public accountants of the Company (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements and financial data are, or are required to be, included in the Registration Statement), addressed to each selling Holder of Registrable Shares covered by the Registration Statement (unless such accountants shall be prohibited from so addressing such letters by applicable standards of the accounting profession) and each of the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters in connection with underwritten offerings (iii) if requested and if an underwriting agreement is entered into, provide indemnification provisions and procedures substantially to the effect set forth in Section 8 hereof with respect to all parties to be indemnified pursuant to said Section. The above shall be done at each closing under such underwriting or similar agreement, or as and to the extent required thereunder. In addition, the Company agrees (i) not to effect any public sale or distribution of its Common Stock, par value $.01 per share, or any securities convertible into or exchangeable or exercisable for such securities, during the 10 days prior to the effective date of any underwritten Demand or Piggyback Registration and until the earliest of (A) the abandonment of such offering, or (B) the termination of any "hold back" period reasonably requested by the underwriters (with exceptions for issuances pursuant to outstanding options, warrants, and convertible or exchangeable securities, pursuant to employee and dividend reinvestment plans, and such other exceptions as are customary or agreed with the managing underwriter).

  The Company may require each Holder of Registrable Shares covered by a Registration Statement to furnish such information regarding such Holder and such Holder's intended method of disposition of such Registrable Shares as it may from time to time reasonably request in writing. If any such information is not furnished within a reasonable period of time after receipt of such request, the Company may exclude such Holder's Registrable Shares from such Registration Statement.

  Each Holder of Registrable Shares covered by a Registration Statement agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(d)(ii), 5(d)(iii), 5(d)(iv) or 5(d)(v) hereof, that such Holder shall forthwith discontinue disposition of any Registrable Shares covered by such Registration Statement or the related Prospectus until receipt of the copies of the supplemented or amended Prospectus contemplated by Section 5(h) hereof, or until such Holder is advised in writing (the "Advice") by the Company that the use of the applicable Prospectus may be resumed, and has received copies of any amended or supplemented Prospectus or any additional or supplemental filings which are incorporated, or deemed to be incorporated, by reference in such Prospectus (such period during which disposition is discontinued being an "Interruption Period") and, if requested by the Company, the Holder shall deliver to the Company (at the expense of the Company) all copies then in its possession, other than permanent file copies then in such holder's possession, of the Prospectus covering such Registrable Shares at the time of receipt of such request.

  Each Holder of Registrable Shares covered by a Registration Statement further agrees not to utilize any material other than the applicable current preliminary prospectus or Prospectus in connection with the offering of such Registrable Shares.

  6. Registration Expenses. Whether or not any Registration Statement is filed or becomes effective, the Company shall pay all costs, fees and expenses incident to the Company's performance of or compliance with this Agreement, including (i) all registration and filing fees, including NASD filing fees,
(ii) all fees and expenses of compliance with securities or Blue Sky laws, including reasonable fees and disbursements of counsel in connection therewith, (iii) printing expenses (including expenses of printing certificates for Registrable Shares and of printing preliminary and final prospectuses if the printing of prospectuses is requested by the Holders or the managing underwriter, if any), (iv) messenger, telephone and delivery expenses, (v) fees and disbursements of counsel for the Company, (vi) fees and disbursements of all independent certified public accountants of the Company (including expense of any "cold comfort" letters required in connection with this Agreement) and all other persons retained by the Company in connection with this Agreement and the Registration Statement, and (vii) all other costs, fees and expenses incident to the Company's performance or compliance with this Agreement. Notwithstanding the foregoing, the fees and expenses of any persons retained by any Holder, including counsel for such Holders, and any discounts, commissions or brokers' fees or fees of similar securities industry professionals and any transfer taxes relating to the disposition of the Registrable Shares by a Holder, will be payable by such Holder and the Company will have no obligation to pay any such amounts.

  7. Underwriting Requirements.

    (a) Subject to Section 7(b) hereof, any Holder giving a Demand Notice shall have the right, by written notice, to request that any Demand Registration provide for an underwritten offering.

    (b) In the case of any underwritten offering pursuant to a Demand Registration, the Holders of a majority of the Registrable Shares covered by the Demand Notice to be disposed of in connection therewith shall select the institution or institutions that shall manage or lead such offering, which institution or institutions shall be reasonably satisfactory to the Company. In the case of any underwritten offering pursuant to a Piggyback Registration, the Company shall select the institution or institutions that shall manage or lead such offering.

  8. Indemnification.

    (a) Indemnification by the Company. The Company shall, without limitation as to time, indemnify and hold harmless, to the full extent permitted by law, each Holder of Registrable Shares whose Registrable Shares are covered by a Registration Statement or Prospectus, the officers, directors and agents and employees of each of them, each Person who controls each such Holder (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, agents and employees of each such controlling person, to the fullest extent lawful, from and against any and all losses, claims, damages, liabilities, judgment, costs (including, without limitation, costs of preparation and reasonable attorneys' fees) and expenses (collectively, "Losses"), as incurred, arising out of or based upon any untrue or alleged untrue statement of a material fact contained in such Registration Statement or Prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are based upon information furnished in writing to the Company by or on behalf of such Holder expressly for use therein or by any underwriter in a Demand Registration; provided, however, that the Company shall not be liable to any such Holder to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission made in any preliminary prospectus if (i) having previously been furnished by or on behalf of the Company with copies of the Prospectus, such Holder failed to send or deliver a copy of the Prospectus with or prior to the delivery of written confirmation of the sale of Registrable Shares by such Holder to the person asserting the claim from which such Losses arise and (ii) the Prospectus would have corrected in all material respects such untrue statement or alleged untrue statement or such omission or alleged omission; and provided further, however, that the Company shall not be liable in any such case to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission in the Prospectus, if (x) such untrue statement or alleged untrue statement, omission or alleged omission is corrected in all material respects in an amendment or supplement to the Prospectus and (y) having previously been furnished by or on behalf of the Company with copies of the Prospectus as so amended or supplemented, such Holder thereafter fails to deliver such Prospectus as so amended or supplemented, prior to or currently with the sale of Registrable Shares. In connection with any Underwritten Offering, the Company will also indemnify underwriters, selling brokers, dealer managers and similar securities industry professionals participating in the distribution, their officers and directors and each Person who controls such Persons (within the meaning of Section 15 of the Securities Act) to the same extent as provided above with respect to Indemnification of Holders of Registrable Shares, or on such other terms as are reasonable and customary and requested by the managing underwriter.

    (b) Indemnification by Holder of Registrable Shares. In connection with any Registration Statement in which a Holder is participating, such Holder shall furnish to the Company in writing such information as the Company reasonably requests for use in connection with such Registration Statement or the related Prospectus and agrees to indemnify, to the full extent permitted by law, the Company, its directors, officers, agents or employees, each Person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act) and the directors, officers, agents or employees of such controlling Persons, from and against all Losses arising out of or based upon any untrue or alleged untrue statement of a material fact contained in such Registration Statement or the related Prospectus or any amendment or supplement thereto, or any preliminary prospectus, or arising out of or based upon any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, to the extent, but only to the extent, that such untrue or alleged untrue statement or omission or alleged omission is based upon any information so furnished in writing by or on behalf of such Holder to the Company expressly for use in such Registration Statement or Prospectus.

    (c) If any Person shall be entitled to indemnity hereunder (an "Indemnified Party"), indemnified party shall give prompt notice to the party from which such indemnity is sought (the "Indemnifying Party") of any claim or of the commencement of any proceeding with respect to indemnitee party seeks indemnification or contribution pursuant hereto; provided, however, that the delay or failure to so notify the indemnifying party shall not relieve the indemnifying party from any obligation or liability except to the extent that the indemnifying party has been prejudiced by such delay or failure. The indemnifying party shall have the right, exercisable by giving written notice to an indemnified party promptly after the receipt of written notice from such indemnified party of such claim or proceeding, to assume, at the indemnifying party's expense, the defense of any such claim or proceeding, with counsel reasonably satisfactory to such indemnified party; provided, however, that (i) an indemnified party shall have the right to employ separate counsel in any such claim or proceeding and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of such indemnified party unless: (1) the indemnifying party agrees to pay such fees and expenses; (2) the indemnifying party fails promptly to assume the defense of such claim or proceeding or fails to employ counsel reasonably satisfactory to such indemnified party; or (3) the named parties to any proceeding (including impleaded parties) include both such indemnified party and the indemnifying party, and such indemnified party shall have been advised by counsel that there may be one or more legal defenses available to it that are inconsistent with those available to the indemnifying party or that a conflict of interest is likely to exist among such indemnified party and any other indemnified parties (in which case the indemnifying party shall not have the right to assume the defense of such action on behalf of such indemnified party); and (ii) subject to clause (3) above, the indemnifying party shall not, in connection with any one such claim or proceeding or separate but substantially similar or related claims or proceedings in the same jurisdiction, arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one firm of attorneys (together with appropriate local counsel) at any time for all of the indemnified parties, or for fees and expenses that are not reasonable. Whether or not such defense is assumed by the indemnifying party, such indemnified party shall not be subject to any liability for any settlement made without its consent. The indemnifying party shall not consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release, in form and substance reasonably satisfactory to the indemnified party, from all liability in respect of such claim or litigation for which such indemnified party would be entitled to indemnification hereunder.

    (d) Contribution. If the indemnification provided for in this Section 8 is unavailable to an indemnified party in respect of any Losses (other than in accordance with its terms), then each applicable indemnifying party, in lieu of indemnifying such indemnified party, shall contribute to the amount paid or payable by such indemnified party as a result of such Losses, in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and such indemnified party, on the other hand, in connection with the actions, statements or omissions that resulted in such Losses as well as any other relevant equitable considerations. The relative fault of such indemnifying party, on the one hand, and indemnified party, on the other hand, shall be determined by reference to, among other things, whether any action in question, including any untrue statement of a material fact or omission or alleged omission to state a material fact, has been taken by, or relates to information supplied by, such indemnifying party or indemnified party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent any such action, statement or omission. The amount paid or payable by a party as a result of any Losses shall be deemed to include any legal or other fees or expenses incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the this Section 8(d). Notwithstanding the provision of this Section 8(d), an indemnifying party that is a Holder shall not be required to contribute any amount which is in excess of the amount by which the total proceeds received by such Holder from the sale of the Registrable Shares sold by such Holder (net of all underwriting discounts and commissions) exceeds the amount of any damages that such indemnifying party has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

  9. Rule 144. If the Company shall have filed a registration statement pursuant to the requirements of Section 12 of the Exchange Act or a registration statement pursuant to the requirements of the Securities Act, the Company covenants that it will timely file the reports required to be filed by it under the Securities Act or the Exchange Act (including but not limited to the reports under Sections 13 and 15(d) of the Exchange Act referred to in subparagraph (c)(1) of Rule 144 adopted by the SEC under the Securities Act) and the rules and regulations adopted by the SEC thereunder (or if the Company is not required to file such reports, the Company will, upon the request of any Holder of Registrable Shares, make publicly available other information), and will take such further action as any Holder of Registrable Shares may reasonably request, all to the extent required from time to time to enable such Holder of Registrable Shares to sell Registrable Shares within the exemption provided by (i) Rule 144 under the Securities Act, as such Rule may be amended from time to time, or (ii) any similar rule or regulation hereafter adopted by the SEC. Upon the request of any Holder of Registrable Shares, the Company will deliver to such Holder a written statement as to whether it has complied with such requirements.

  10. Miscellaneous.

    (a) Termination. This Agreement and the obligations of the Company and the Holders hereunder (other than Section 8 hereof) shall terminate on the first date on which no Registrable Shares remain outstanding.

    (b) Notices. All notices, requests, demands and other communications which are required or may be given under this Agreement shall be in writing and shall be deemed to have been duly given when received if personally delivered; when transmitted if transmitted by telecopy, electronic or digital transmission method; the day after it is sent, if sent for next day delivery to a domestic address by recognized overnight delivery service (e.g., Federal Express); and upon receipt, if sent by certified or registered mail, return receipt requested. In each case notice shall be sent to: [TO COME]

    (c) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word "include", "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation". This Agreement shall not be construed for or against either party by reason of the authorship or alleged authorship of any provision hereof or by reason of the status of the respective parties. All terms defined in this Agreement in the singular shall have the same comparable meanings when used in the plural and vice versa, unless otherwise specified.

    (d) Entire Agreement; No Third-Party Beneficiaries. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

    (e) Assignment. Neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned (whether by operation of law or otherwise) by any Holder without the consent of the Company, or by the Company without the consent of Holders of at least a majority in number of the Registrable Shares then outstanding provided that any Holder can assign its rights hereunder to a Permitted Transferee or Permitted Assignee of $15 million or more in value of Common Stock without the consent of the Company. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. In no event shall any transferee of Common Stock be entitled, solely as a result of such transfer, to any of the benefits of this Agreement or to enforce the same.

    (f) Governing Law. This Agreement shall be construed, interpreted and the rights of the parties determined in accordance with the laws of the State of Delaware (without reference to the choice of law provisions), except with respect to matters of law concerning the internal corporate affairs of any corporate entity which is a party to or the subject of this Agreement, and as to those matters the law of the jurisdiction under which the respective entity derives its powers shall govern.

    (g) Severability. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby. Upon any such holding that any provision of this Agreement is null, void or unenforceable, the parties will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall incur no liability or obligation unless such party did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

    (h) Injunctive Relief. The parties acknowledge that it will be impossible to measure in money the damages that would be suffered if the parties fail to comply with any of the obligations herein imposed on them and that in the event of any such failure, an aggrieved person or entity will be irreparably damaged and will not have an adequate remedy at law. Any such person or entity shall, therefore, be entitled to injunctive relief, including specific performance, to enforce such obligations, and if any action should be brought in equity to enforce any of the provisions of this Agreement, none of the parties shall raise the defense that there is an adequate remedy at law.

    (i) Attorneys' Fees. If any party to this Agreement brings an action to enforce its rights under this Agreement, the prevailing party shall be entitled to recover its costs and expenses, including without limitation reasonable attorneys' fees, incurred in connection with such action, including any appeal of such action.

    (j) Cumulative Remedies. All rights and remedies of any party hereto are cumulative of each other and of every other right or remedy such party may otherwise have at law or in equity, and the exercise of one or more rights or remedies shall not prejudice or impair the concurrent or subsequent exercise of other rights or remedies.

    (k) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when executed and delivered by each of the parties.

    (l) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given, unless the Company has obtained the written consent of Holders of at least a majority in number of the Registrable Shares then outstanding, or the Holders have obtained the written consent of the Company.

    (m) Other Agreements. Without the approval of Holders owning at least two-thirds in interest of each of the Hughes Communications, Inc. Holders, the Class A Holders, and the Class B Holders of the Registrable Shares, the Company shall not enter into any registration rights agreement ranking pari passu or senior to this Agreement.

  IN WITNESS WHEREOF, the parties have executed this Amended and Restated Registration Rights Agreement as of the date first above written.

                                          Magellan International, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                          STOCKHOLDERS

                                          Hughes Communications, Inc.

                                          By: _________________________________
                                            Name:
                                            Title:

                                          Satellite Company, L.L.C.

                                          By: _________________________________
                                            Name:
                                            Title:

                                     CLASS A STOCKHOLDERS


                                     __________________________________________
                                     Name: MARY ANSELMO, individually and as a
                                          trustee of the Article VII Trust
                                          created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995 and as co-trustee
                                          of the RAYCE ANSELMO TRUST DATED
                                          DECEMBER 23, 1991


                                     __________________________________________
                                     Name: FREDERICK A. LANDMAN, individually
                                          and as a trustee of the Article VII
                                          Trust created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995


                                     __________________________________________
                                     Name: LOURDES SARALEGUI, individually and
                                          as a trustee of the Article VII
                                          Trust created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995


                                     __________________________________________
                                     Name: PIER LANDMAN, individually and as
                                          the sole trustee of the CHLOE
                                          LANDMAN TRUST DATED JUNE 10, 1988
                                          and the sole trustee of the RISSA
                                          LANDMAN TRUST DATED JUNE 10, 1988


                                     __________________________________________
                                     Name: PATRICK J. COSTELLO, as trustee of
                                          the FREDERICK A. LANDMAN IRREVOCABLE
                                          TRUST DATED DECEMBER 22, 1995 and as
                                          a successor trust of the RAYCE
                                          ANSELMO TRUST DATED DECEMBER 23,
                                          1991


                                     __________________________________________
                                     Name: REVERGE ANSELMO, individually and
                                          as a trustee of the Article VII
                                          Trust created by the RENE ANSELMO
                                          REVOCABLE TRUST DATED JUNE 10, 1994
                                          and as a successor trustee under the
                                          Voting Trust Agreement dated as of
                                          February 28, 1995

                                                                     APPENDIX O

              INCOME TAX INDEMNIFICATION AND ALLOCATION AGREEMENT

  This AGREEMENT (this "Agreement"), dated as of     , 199 , is entered into
by and between HUGHES ELECTRONICS CORPORATION, a Delaware corporation ("HE"), and MAGELLAN INTERNATIONAL, INC., a Delaware corporation ("Newco").

                                   RECITALS

  A. HE, HCI, Galaxy, HCSS, HCS, HCCS, HCJ, PAS and Newco are parties to an Agreement and Plan of Reorganization dated as of September 20, 1996 (the "Reorganization Agreement"), pursuant to which (i) each of Galaxy and HCSS will transfer certain of their assets, liabilities, business and operations to Newco, (ii) HCI will transfer all of the stock of each of HCS, HCCS and HCJ to Newco, and (iii) the common and Class A stockholders of PAS and S Company will transfer, directly and indirectly, all of their stock in PAS to Newco.

  B. The foregoing transfers pursuant to the Reorganization Agreement are intended to comprise an integrated transaction subject to Section 351 of the Internal Revenue Code of 1986, as amended (the "Code").

  C. General Motors Corporation ("GM") is the common parent of an affiliated group of corporations within the meaning of Section 1504(a) of the Code (the "GM Group"), which, upon consummation of the Reorganization, will include HE, HCI, Galaxy and HCSS.

  D. Upon consummation of the Reorganization Agreement, Newco will be the common parent of a separate affiliated group of corporations within the meaning of Section 1504(a) of the Code (the "Newco Group"), which will include HCS, HCCS, HCJ, Univisa, Univisa Satellite Holdings, Inc., PAS and the subsidiaries of PAS.

  E. HE has agreed to indemnify and hold harmless the Newco Group against all federal, state and local income tax liabilities of Galaxy, HCSS, HCS, HCCS and HCJ for taxable years and other periods ending on or before, or including, the Closing Date, on the terms provided herein.

  F. After the Closing Date, the parties will not treat the operations of HE and its subsidiaries as being unitary, for state and local income tax reporting purposes, with those of Newco and its subsidiaries, except as determined by HE, in its reasonable judgment, based on applicable state or local law, or as required by a state or local tax authority.

                                   AGREEMENT

  In consideration of the foregoing and the mutual promises contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, HE and Newco, intending to be legally bound, agree as follows:

                                   ARTICLE 1

                                  DEFINITIONS

  1.01 For purposes of this Agreement, the following terms shall have the meanings ascribed to them below:

  "Accounting Firm"--Deloitte & Touche, LLP.

  "Affected Newco Group Member(s)"--with respect to an Overlap Group, the member or members of the Newco Group included therein.

  "Closing Date"--the date on which the Reorganization Agreement is consummated.

  "Disaffiliation Year"--as to any member of the Newco Group, a taxable year or other period in which such member is not included in an Overlap Group after having been so included.

  "Dispute Notice"--as defined in Section 2.2(f) hereof.

  "Galaxy"--Hughes Communications Galaxy, Inc.

  "GM Group"--as defined in the introductory paragraphs hereof.

  "HCCS"--Hughes Communications Carrier Services, Inc.

  "HCI"--Hughes Communications, Inc.

  "HCJ"--Hughes Communications Japan, Inc.

  "HCS"--Hughes Communications Services, Inc.

  "HCSS"--Hughes Communications Satellite Services, Inc.

  "HE Federal Adjustment"--any adjustment to federal Income Tax liability, whether initiated by the Internal Revenue Service or by taxpayer, through a claim for refund or otherwise, to any item of income, gain, loss, expense, deduction or credit of Galaxy, HCSS, HCS, HCCS or HCJ included in a consolidated federal income tax return of the GM Group for any taxable year ending on or before the Closing Date, which adjustment has become final, whether by judicial decision, settlement, closing agreement or otherwise.

  "HE State Adjustment"--any adjustment to state Income Tax liability by a state or local tax authority or by taxpayer, through a claim for refund or otherwise, to any item of income, gain, loss, expense, deduction or credit of Galaxy, HCSS, HCS, HCCS or HCJ included in a consolidated or combined state or local income tax return of the GM Group or any component thereof, or in a separate state or local income tax return, for any taxable year or period ending on or before, or including, the Closing Date, which adjustment has become final, whether by judicial decision, settlement, closing agreement or otherwise.

  "HE Subsidiaries"--as defined in Section 4.01.

  "Income Taxes"--for purposes of this agreement, taxes imposed by any federal, state, local or other taxing authority of or in the United States which are on, based upon, measured by, or with respect to (A) net or gross income of the taxpayer or (B) multiple bases (including, but not limited to, corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based upon, measured by, or calculated with respect to, is described in clause (A) above.

  "Newco Group"--as defined in the introductory paragraphs hereof.

  "Newco Overlap Tax or Refund"--with respect to a taxable year (or other period) of an Overlap Group, the hypothetical consolidated, combined or separate state or local income tax liability or rights to refunds for such taxable year or other period of the Affected Newco Group Members, calculated as if such Affected Newco Group Members were a separate group of corporations filing a consolidated or combined return (or, in the case of a single member, a separate return) in accordance with applicable state or local law for all taxable periods. The Newco Overlap Tax shall be determined annually, with respect to each Overlap Group, in accordance with the following principles:

    (1) loss and credit carryovers of the Affected Newco Group Members for taxable years ending after the Closing Date, shall be taken into account, to the extent permitted by applicable state or local law (on the hypothetical basis referred to in the first sentence of this paragraph), whether or not such carryovers were taken into account in computing the Overlap Group Tax Liability for a preceding taxable year; provided, however, that to the extent that such carryovers were taken into account in computing the Overlap Group Tax Liability for a preceding taxable year, this provision shall be applied as if there were no applicable limitation on the number of years to which the applicable losses or credits may be carried;

    (2) for purposes of clause (1), the first taxable year ending after the Closing Date shall be deemed to have commenced on the day after the Closing Date, based, to the extent practicable, on an interim closing of the books of the GM Group members included in the Overlap Group, in accordance with the principles of Treasury Regulation Section 1.1502-76, as if separate returns had been filed for the HE Subsidiaries for such Pre-Closing Tax Period and all prior taxable periods;

    (3) items of income, gain, loss, expense, deduction and credit of the Affected Newco Group Members shall be determined based on the elections and methods of computation specified by HE and used in the Overlap Group's consolidated or combined state or local income tax return for the taxable year.

  "Overlap Group"--as defined in the definition of "Parent."

  "Overlap Group Tax Liability"--with respect to an Overlap Group, the consolidated or combined state or local income tax liability of such Overlap Group, as determined under applicable state or local law, for any taxable year for which such Overlap Group files or is required to file a consolidated or combined state or local income tax return.

  "Parent"--GM or such other corporation which shall be the parent of, or which shall be responsible for filing a consolidated or combined state or local income tax return for, a group of corporations that includes at least one member of the GM Group and at least one member of the Newco Group ("Overlap Group"). It is understood that both the identity of the Parent of an Overlap Group and the membership of an Overlap Group may differ from one jurisdiction to another.

  "Separate Federal Income Tax Liability"--for any taxable year or other period, the federal income tax liability of the Newco Group, calculated on a consolidated basis.

  "Separate State or Local Tax Liability"--for any taxable year or other period and for each applicable state or local jurisdiction, the state or local income tax liability of the Newco Group or any member or members thereof, calculated on a separate, consolidated or combined basis, as applicable.

  "Surviving NOL"--as defined in Section 3.06(c) hereof.

  "Tax Changes"--as defined in Section 2.02(b) hereof.

  "With (Without) Calculation"--as defined in Section 2.02(c) hereof.

                                   ARTICLE 2

                                   INDEMNITY

  2.01 By HE. (a) Subject to Section 2.02 hereof, HE shall be responsible for and shall indemnify and hold harmless the Newco Group against, and shall be entitled to any refund of, Income Taxes (including interest, penalties and other additions) of each of Newco, Galaxy, HCSS, HCS, HCCS and HCJ for all taxable years or other periods ending on or before, or including (for the portion of the taxable year ending at the close of business on), the Closing Date, including, without limitation, Income Taxes of the HE Subsidiaries relating to or arising out of the transfers by them pursuant to the Reorganization Agreement. HE shall also indemnify and hold harmless the Newco Group for all taxable years (or other periods) against any liability (as a result of Treasury Regulation Section 1.1502-6(a) or otherwise) for Income Taxes imposed with respect to HE or any other person (other than the HE Subsidiaries) which is or has ever been affiliated with HE or the HE Subsidiaries, or with whom HE or the HE Subsidiaries otherwise joins or has ever joined (or is or has ever been required to join) in filing any consolidated, combined or unitary tax return, prior to the Closing).

  (b) Transfer taxes (such as license fees, registration fees, stamp duties, documentation fees, sales taxes, property taxes and other similar taxes or charges, together with any penalties, fines or interest thereon or other additions thereto, but not including Income Taxes) applicable to the transfers by HCI and the HE Subsidiaries pursuant to the Reorganization Agreement shall be for the account of HE. HE shall indemnify and hold harmless Newco and the other members of the Newco Group from and against all liability for such transfer taxes.

  2.02 Tax Benefits and Detriments

  (a) If an HE Federal Adjustment or an HE State Adjustment results in a tax benefit or detriment (as described below) to the Newco Group or any member thereof, Newco will pay the amount of such tax benefit to HE, or HE will pay the amount of such tax detriment to Newco, as such tax benefit or detriment is realized, as hereinafter provided.

  (b) HE will notify Newco promptly of any HE Federal Adjustment and any HE State Adjustment that may result in a tax benefit or detriment to the Newco Group or any member thereof. Each such notification (a "Change Notice") shall be in writing and shall explain with reasonable specificity the change or changes ("Tax Changes") to: (i) the federal income tax attributes of the affected member or members of the Newco Group to be reflected in the consolidated federal income tax returns, including amended returns with respect to prior years, to be filed by the Newco Group; and (ii) the state and local income tax attributes of the affected member or members of the Newco Group to be reflected in the consolidated, combined or separate state and local income tax returns, including amended returns with respect to prior years, to be filed by the Newco Group or any member or members thereof.

  (c) With respect to each taxable year ending after the Closing Date, Newco will calculate the Separate Federal Income Tax Liability of the Newco Group, first, by taking into account, to the extent permitted by applicable law, all Tax Changes, as described in all current and prior year Change Notices (the "With Calculation"); and, second, by disregarding all such Tax Changes (the "Without Calculation"). If the Newco Group's Separate Federal Income Tax Liability under the With Calculation exceeds its Separate Federal Income Tax Liability under the Without Calculation, HE shall pay the amount of such excess to Newco. If the Newco Group's Separate Federal Income Tax Liability under the Without Calculation exceeds its Separate Federal Income Tax Liability under the With Calculation, Newco shall pay the amount of such excess to HE.

  (d) With respect to each taxable year ending after the Closing Date, Newco will calculate, for each applicable state and local jurisdiction, the Separate State or Local Tax Liability of the Newco Group or the members thereof, on a consolidated, combined or separate basis, as applicable, first, by taking into account, to the extent permitted by applicable law, all Tax Changes, as described in all current and prior year Change Notices (the "With Calculation"); and, second, by disregarding all such Tax Changes (the "Without Calculation"). If the Newco Group's Separate State or Local Tax Liability under the With Calculation exceeds its Separate State or Local Tax Liability under the Without Calculation, HE shall pay the amount of such excess to Newco. If the Newco Group's Separate State or Local Tax Liability under the Without Calculation exceeds its Separate State or Local Tax Liability under the With Calculation, Newco shall pay the amount of such excess to HE.

  (e) All calculations and payments required pursuant to this Section 2.02 with respect to a taxable year shall be made by the due date (including extensions) of Newco's consolidated federal income tax return for such year. Newco shall, at least 60 days before such due date, deliver to HE, for its review, work papers setting forth with reasonable specificity the With and Without Calculations and the Tax Changes taken into account for purposes of such Calculations.

  (f) If HE wishes to dispute any With and Without Calculations, it shall deliver to Newco, within 30 days after receipt of Newco's work papers, a notice ("Dispute Notice") specifying in recordable detail those items as to which HE disagrees, the reasons for disagreement and its proposed adjustments to the With and Without

Calculations. If a Dispute Notice is delivered, HE and Newco shall use their reasonable best efforts to reach agreement on the disputed items or amounts. If HE and Newco cannot reach agreement within 10 days of the delivery of a Dispute Notice, the disputed items will be submitted to the Accounting Firm for determination, as provided herein. The Accounting Firm shall deliver to HE and Newco, as promptly as practicable, a written report setting forth its determination of the disputed items, which determination shall be final, conclusive and binding on the parties and shall not be subject to appeal to any court or tribunal. HE and Newco shall each bear its own expenses in connection with the preparation of work papers, the issuance of Dispute Notices and the submission of disputes to the Accounting Firm, except that the fees and expenses of the Accounting Firm shall be shared equally by HE and Newco.

                                   ARTICLE 3

                STATE AND LOCAL INCOME TAXES OF OVERLAP GROUPS

  3.01 Applications. This Article 3 shall be applicable only to the extent that HE determines, in its reasonable judgment, based on applicable state or local law, or a state or local tax authority requires, that state or local income tax returns should be filed with respect to an Overlap Group. The sole obligations and rights to refunds of the Newco Group in respect of state and local Income Taxes of an Overlap Group is as provided in this Article 3.

  3.02 Estimated Tax Payments. Not less than fifteen (15) business days prior to the date on which Parent is required to make payments of estimated tax on behalf of an Overlap Group (including payments of tax due with a request for an extension to file), Newco shall submit to HE a calculation of the separate estimated tax liability of the Affected Newco Group Members, determined based on the Newco Overlap Tax (with respect to such Overlap Group) for the taxable year in question. Newco shall pay the amount so calculated to HE not later than the due date of Parent's estimated tax payment. Newco shall also remit to HE the amount of any interest, penalties or other additions to tax which would have been due on such estimated payment, if Newco had made such payment directly to the applicable tax authority.

  3.03 Payment of Separate Group Tax Liability. For each taxable year (or other period) of an Overlap Group, Newco, on behalf of the Affected Newco Group Members, shall prepare and deliver to HE, within four months after the end of the taxable year, a calculation of the Newco Overlap Tax (with respect to such Overlap Group) for such taxable year (or other period). Not later than the filing due date (including extensions) for the Overlap Group for such taxable year, (a) Newco shall pay to HE the excess, if any, of the Newco Overlap Tax for such taxable year (or applicable portion thereof) over the estimated tax payments previously made by Newco to HE in respect thereof, together with any interest, penalties or other additions to tax which would have been due if Newco had made such payment directly to the applicable tax authority, or (b) HE shall pay to Newco an amount equal to the excess, if any, of such estimated tax payments previously made by Newco over such Newco Overlap Tax, or (c) HE shall pay to Newco the amount of the Newco Overlap Refund for such taxable year (or component thereof), if any, together with any interest thereon which would have been receivable if Newco had received such refund directly from the applicable taxing authority plus the amount of any estimated tax payments previously made by Newco for such taxable year (or portion thereof).

  3.04 Subsequent Adjustments. If the Overlap Group Tax Liability of an Overlap Group (or any item entering into the computation thereof) is adjusted by a state or local tax authority, then, as such adjustments become final, by judicial decision, settlement, closing agreement or otherwise, the Newco Overlap Tax (with respect to such Overlap Group) shall be recomputed to the extent necessary to reflect such adjustments, and Newco shall pay to HE any increase, or HE shall pay to Newco any decrease, in the Newco Overlap Tax. Any such payment shall be due not later than (i) five business days before the due date for any additional payment of tax by the Parent, (ii) five business days after the receipt of a refund by any member of the Overlap Group or (iii) five business days after the adjustment in question becomes final, if such adjustment does not result in a payment of additional tax or receipt of a refund. Newco shall also pay to HE any interest, penalties or additions to tax which would have been due, if Newco had made such payment directly to the applicable tax authority. The parties recognize that the Overlap Group Tax Liability of an Overlap Group and the Newco Overlap Tax may be recomputed under this Section 3.04 or Section 3.05 hereof more than once.

  3.05 Other Recomputations. If an adjustment to the Overlap Group Tax Liability of an Overlap Group, or to the related Newco Overlap Tax, is not provided for in Section 3.04 hereof (such as a recomputation of amounts due hereunder to reflect a carryback item or an erroneous calculation), then either HE or Newco, as the case may be, shall make a payment to the other in such amount and at such time as shall be determined in accordance with the principles of Section 3.04 hereof.

  3.06 Termination of Overlap Group. If an Overlap Group is terminated:

    (a) HE and Newco shall consult with and provide each other with such information as may relate to the prior inclusion of members of either Group in the Overlap Group.

    (b) Unless otherwise consented to by the Parent, neither the Newco Group nor any member thereof shall elect to carry back to a taxable year of an Overlap Group any losses or other tax attributes incurred in a Disaffiliation Year, unless otherwise required by law.

    (c) If net operating loss carryovers generated by an Affected Newco Group Member while included in an Overlap Group have not been used, prior to the first Disaffiliation Year, in calculating the related Newco Overlap Tax and have not expired, but rather have been used by the GM Group in a Disaffiliation Year or have otherwise been retained by the GM Group (the "Surviving NOL"), HE shall pay to Newco the amount, if any, by which, for a Disaffiliation Year, the state or local income tax liability of such Affected Newco Group Members would be reduced if the Surviving NOL (net of any portion hereof taken into account under this Section 3.06(c) in a prior Disaffiliation Year), were an available net operating loss carryforward to such Disaffiliation Year (subject to the expiration thereof or to any limitation on the use thereof under applicable state or local law). HE shall pay such amount to Newco not later than the date on which Newco is required to satisfy such state or local income tax liability for such Disaffiliation Year.

  3.07 Disputes. If HE or Newco disputes any calculation of any tax liability or required payment under this Article 3, such dispute shall be finally resolved by the Accounting Firm using the dispute resolution procedures set forth in Article 2 hereof.

                                   ARTICLE 4

                           MISCELLANEOUS PROVISIONS

  4.01 Preparation and Filing of Tax Returns. HE shall prepare and timely file or shall cause to be prepared and timely filed all Federal, state and local Income Tax returns in respect of Galaxy, HCSS, HCS, HCCS and HCJ (the "HE Subsidiaries"), their assets or activities that (i) are required to be filed on or before the Closing Date or (ii) are required to be filed after the Closing Date and (A) are includable in the Income Tax returns of the GM Group or (B) are with respect to Income Taxes and are required to be filed on a separate tax return basis for any taxable year (or period thereof) ending on or before the Closing Date. Newco shall prepare or cause to be prepared and shall file or cause to be filed all other tax returns required of HCS, HCCS and HCJ, or in respect of their assets or activities (or the assets and activities of Galaxy and HCSS transferred to Newco). Any such tax returns filed after the date of this Agreement shall be prepared on a basis consistent with the last previous such tax returns filed in respect of the HE Subsidiaries, unless HE or Newco, as the case may be, concludes that there is no reasonable basis for such position.

  4.02 Tax Sharing Agreements. From and after the Closing Date, neither the Newco Group nor any member thereof shall be a party to or have any liability under any tax sharing agreement or arrangement, other than this Agreement, with any member of the GM Group.

  4.03 Carryforwards and Carrybacks. Newco shall cause HCS, HCCS and HCJ to elect, where permitted by law, to carry forward any net operating loss, charitable contribution or other item arising after the Closing Date that could, in the absence of such an election, be carried back to a taxable period of the GM Group ending on or before the Closing Date in which HCS, HCCS and HCJ were included in a consolidated tax return of the GM Group. Newco, on its own behalf and on behalf of its affiliates, hereby waives any right to use or apply any net operating loss, charitable contribution or other item (other than any net capital loss, foreign tax credit or research and development credit which are not permitted by law to be carried forward) of HCS, HCCS and HCJ for any tax year ending on any date following the Closing Date to any period of HCS, HCCS, and HCJ ending on or before the Closing Date and reserves the right to use or apply any such net capital loss, foreign tax credit or research and development credit of HCS, HCCS, and HCJ for any tax year ending on any date following the Closing Date to any period of HCS, HCCS or HCJ ending on or before the Closing Date, provided, however, that if any such net capital loss, foreign tax credit or research and development credit shall be carried back to any such period, Newco shall indemnify HE and its affiliates (other than HCS, HCCS and HCJ) for all reasonable costs and expenses incurred by HE or any of such affiliates in filing such claims or in connection with any audit of such claims.

  4.04 Refunds. HE shall be entitled to retain, or receive immediate payment from Newco or any of its subsidiaries or affiliates (including HCS, HCCS and HCJ) of, any refund or credit with respect to Income Taxes (including, without limitation, refunds and credits arising by reason of amended tax returns filed after the Closing Date or otherwise) with respect to any tax period ending on or before the Closing Date relating to the HE Subsidiaries; provided, however, that (i) Newco, HCS, HCCS and HCJ shall be entitled to retain, or receive immediate payment from HE of, any such refund or credit to the extent that such refund or credit arises as a result of the use or application (as provided in Section 4.03) of any net capital loss, foreign tax credit or research and development credit of HCS, HCCS or HCJ for any tax year ending on any date following the Closing Date to any period of HCS, HCCS or HCJ ending on or before the Closing Date and (ii) to the extent that HE or any of its affiliates (other than HCS, HCCS and HCJ) would, but for the carryback by HCS, HCCS or HCJ of any such net capital loss, foreign tax credit or research and development credit, be entitled to a refund or credit in respect of any net capital loss, foreign tax credit or research and development credit of HE or any of HE's affiliates (other than HCS, HCCS and HCJ), HE shall be entitled to receive immediate payment from Newco of the amount of any such amount to the extent Newco has previously received a refund or credit from a carryback to HE's return. Newco and HCS, HCCS and HCJ shall be entitled to retain, or receive immediate payment from HE of, any refund or credit with respect to Income Taxes with respect to any taxable period beginning after the Closing Date relating to HCS, HCCS and HCJ.

  4.05 Method of Payment. Unless the parties otherwise agree, all payments by a party pursuant to this Agreement shall be made by wire transfer to a bank account designated from time to time by the other party. The paying party shall also provide a notice of payment to the recipient.

  4.06 Interest. If any payment hereunder is not timely paid, interest shall accrue on the unpaid amount at the applicable federal, state or local rate, as the case may be, for deficiencies. A payment will be deemed to be timely paid only if actually received by the payee on or before the due date thereof.

  4.07 Cooperation; Document Retention; Confidentiality.

  (a) Upon the reasonable request, HE and Newco shall promptly provide (and shall cause their respective subsidiaries to provide) the requesting party with such cooperation and assistance, documents and other information, without charge, as may be necessary or reasonably helpful in connection with (i) the preparation and filing of any original or amended tax return, (ii) the conduct of any audit or other examination or any judicial or administrative proceeding involving to any extent taxes or tax returns within the scope of this Agreement, or (iii) the verification by a party of an amount payable hereunder to, or receivable hereunder from, another party. Such cooperation and assistance shall include, without limitation: the provision on demand of books, records, documentation or other information relating to any relevant tax return; the execution of any document that may be necessary or reasonably helpful in connection with the filing of any tax return by GM, Newco or any member of the GM Group or Newco Group, or in connection with any audit, proceeding, suit or action of the type generally referred to in the preceding sentence, including, without limitation, the execution of powers of attorney and extensions of applicable statutes of limitations; the prompt and timely filing of appropriate claims for refund; and the use of reasonable best efforts to obtain any documentation from a governmental authority or a third party that may be necessary or helpful in connection with the foregoing. Each party shall make its employees and facilities available on a mutually convenient basis to facilitate such cooperation.

  (b) HE and Newco shall retain or cause to be retained all tax returns, and all books, records, schedules, workpapers and other documents relating thereto, until the expiration of all applicable statutes of limitations (including any waivers or extensions thereof). The parties hereto shall notify each other in writing of any waivers, extensions or expirations of applicable statutes of limitations, and shall provide at least thirty (30) days prior written notice of any intended destruction of the documents referred to in the preceding sentence. A party giving such a notification shall not dispose of any of the foregoing materials without first obtaining the written approval (which may not be unreasonably withheld) of the notified party.

  (c) Except as required by law or with the prior written consent of the other party, all tax returns, documents, schedules, workpapers and similar items made available under this Section 4.03 or otherwise pursuant to this Agreement, and all information contained in any of the foregoing shall be kept confidential by the parties hereto and their representatives, shall not be disclosed to any other person or entity and shall be used only for the purposes provided herein.

  4.08 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the respective successors and assigns of the parties hereto, but no assignment (other than an assignment by HE of its rights and obligations hereunder to another member of the GM Group to which HE shall have assigned all of its right, title and interest in and to the Newco capital stock then owned by HE or a subsidiary thereof) shall relieve any party's obligations hereunder without the written consent of the other party.

  4.09 Interpretation. Whenever reference in this Agreement is made to a Section, such reference shall be to a Section hereof unless otherwise indicated. The headings contained herein are for purposes of reference only and shall not in any way affect the meaning and interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used herein, they shall be deemed to be followed by the words "without limitation." This Agreement shall not be construed for or against any party by reason of the authorship or alleged authorship of any provision hereof or by reason of the status of the respective parties.

  4.10 Entire Understanding. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. This Agreement may not be amended without the written consent of each of the parties hereto.

  4.11 Conflict of Law. The validity, interpretation and performance of this Agreement shall be controlled by and construed under the laws of the State of Delaware (without reference to the choice of law provisions).

  4.12 Notices. All notices, requests, demands, statements, bills and other communications under this Agreement shall be in writing and shall be deemed to have been duly given when received, if personally delivered; when transmitted, if transmitted by telecopy; the day after it is sent, if sent for next day delivery to a domestic address by a recognized overnight delivery service; and upon receipt, if sent by certified or registered mail, return receipt requested. In each case, notice shall be sent:

  (a) To Hughes:

    Director, Taxes
    Hughes Electronics Corporation
    7200 Hughes Terrace
    P.O. Box 45066
    Los Angeles, California  90045-0066
    Telecopy: (310) 568-7096

  (b) To Newco:

    Robert Hall
    Hughes Electronics Corporation
    7200 Hughes Terrace
    Los Angeles, California  90045-0066
    Telecopy: (310) 568-7834

    and

    Kenneth N. Heintz
    Hughes Electronics Corporation
    7200 Hughes Terrace
    Los Angeles, California  90045-0066
    Telecopy: (310) 568-6774

  4.13 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

  4.14 Disputes. To the extent not otherwise provided herein, any dispute between the parties shall be finally resolved by the Accounting Firm using the dispute resolution procedures set forth in Article 2 hereof.

  4.15 Effective Date. This Agreement shall be effective as of the Closing
Date.

  IN WITNESS WHEREOF, the parties have executed this Income Tax
Indemnification and Allocation Agreement as of the day and year first above written.

                                          Hughes Electronics Corporation

                                          By: _________________________________
                                            Name: Charles H. Noski
                                            Title: Senior Vice President and
                                                    Chief Financial Officer

                                          Magellan International, Inc.

                                          By: _________________________________
                                            Name: Charles H. Noski
                                            Title: President

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

  Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 145 of the DGCL further provides that, to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and
(b) of Section 145, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; and that indemnification provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled. Section 145 further empowers the corporation to purchase and maintain insurance on behalf of any person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145 of the DGCL.

  Article seven of the Registrant's Certificate of Incorporation provides, in detail, for the indemnification of directors and officers of the Registrant to the fullest extent permitted under Section 145 of the DGCL. As permitted by the DGCL, the Registrant's Certificate of Incorporation contains a provision limiting the liability of directors for breach of fiduciary duty to the Registrant or its stockholders except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended.

  Under the Reorganization Agreement, all rights to indemnification existing on September 20, 1996 for officers and directors of the legal entities comprising Galaxy, PanAmSat or the Registrant as set forth in the organizational documents of such entities will survive the Reorganization with respect to matters existing or occurring at or prior to the Closing Date and shall continue for five years after the Closing Date. Additionally, the Reorganization Agreement requires that for a period of four years after the Closing Date, the Registrant will defend and hold harmless each person who prior to the Closing Date was or became an officer or director of the legal entities comprising Galaxy, PanAmSat or the Registrant against all liabilities, and expenses relating thereto, arising out of the fact that such person was or is an officer or director of such entities or in connection with their activities in such capacity to the full extent allowable under the respective organizational documents of such entities as in effect on September 20, 1996 and under the corporate law of the state in which each such corporation is incorporated, respectively. With certain restrictions, the Reorganization Agreement also requires the Registrant to, for a period of five years after the Closing Date, maintain in effect or replace with equivalent policies the directors' and officers' liability insurance policies maintained by Galaxy, PanAmSat or the Registrant, as the case may be, with respect to matters arising before the Closing Date. See "The Reorganization Agreement-- Indemnification."

  The Registrant carries policies of insurance which cover the individual directors and officers of the Registrant for legal liability and which would pay on behalf of the Registrant for expenses of indemnification of directors and officers in accordance with the Certificate of Incorporation.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted for directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by directors, officers and controlling persons of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such directors, officers and controlling persons in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   2.1   Agreement and Plan of Reorganization, dated as of September 20, 1996, among Hughes Communications, Inc., Hughes Communications Galaxy, Inc.,
         Hughes Communications Satellite Services, Inc., Hughes Communications
         Services, Inc., Hughes Communications Carrier Services, Inc., Hughes
         Communications Japan, Inc., the Registrant and PanAmSat. (Attached as
         Appendix A to the Proxy Statement/Prospectus included in this
         Registration Statement) (1)
   2.2   Amendment to Agreement and Plan of Reorganization, dated as of April
         4, 1997, among Hughes Communications, Inc., Hughes Communications
         Galaxy, Inc., Hughes Communications Satellite Services, Inc., Hughes
         Communications Services, Inc., Hughes Communications Carrier Services,
         Inc., Hughes Communications Japan, Inc., the Registrant and PanAmSat.
         (Attached as Appendix AA to the Proxy Statement/Prospectus included in this Registration Statement) (2)
   2.3   Agreement and Plan of Merger, dated as of April 4, 1997, among
         PanAmSat, PAS Merger Corp. and the Registrant. (Attached as Appendix B
         to the Proxy Statement/Prospectus included in this Registration
         Statement) (2)
   2.4   Assurance Agreement, dated September 20, 1996, between Hughes
         Electronics Corporation, PanAmSat, Satellite Company, L.L.C. and the
         Registrant. (Attached as Appendix K to the Proxy Statement/Prospectus
         included in this Registration Statement) (2)
   2.5   Principal Stockholders Agreement, dated September 20, 1996, among
         Hughes Communications, Inc., Hughes Communications Galaxy, Inc.,
         Satellite Company, L.L.C., Univisa Satellite Holdings, Inc., the
         holders of Class A Common Stock of PanAmSat and the Trustees of that certain Voting Trust of certain holders of Class A Common Stock of
         PanAmSat. (Attached as Appendix L to the Proxy Statement/Prospectus
         included in this Registration Statement) (2)
   2.6   Stock Contribution and Exchange Agreement, dated September 20, 1996, among Grupo Televisa, S.A., Satellite Company, L.L.C., the Registrant
         and Hughes Communications, Inc. (Attached as Appendix C to the Proxy
         Statement/Prospectus included in this Registration Statement) (1)

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
   3.1   Form of Restated Certificate of Incorporation of the Registrant.
         (Attached as Appendix F to the Proxy Statement/Prospectus included in this Registration Statement) (2)
   3.2   Form of Restated Bylaws of the Registrant. (Attached as Appendix G to
         the Proxy Statement/ Prospectus included in this Registration
         Statement) (2)
   4.1   Indenture (including form of note) among PanAmSat, L.P., PanAmSat
         Capital Corporation and First Trust National Association, as Trustee,
         relating to the 9 3/4% Senior Secured Notes due 2000, dated as of
         August 5, 1993. (3)
   4.2   Indenture (including form of note) among PanAmSat, L.P., PanAmSat
         Capital Corporation and United States Trust Company of New York, as
         Trustee, relating to the 11 3/8% Senior Subordinated Discount Notes due 2003, dated as of August 5, 1993. (3)
   4.3   Pledge Agreement by PanAmSat, L.P., in favor of First Trust National
         Association, dated as of August 5, 1993. (3)
   4.4   Security Agreement between First Trust National Association and
         PanAmSat, L.P., dated as of August 5, 1993. (3)
   4.5   Escrow and Disbursement Agreement among The Chase Manhattan Bank of
         Connecticut, N.A., First Trust National Association, United States
         Trust Company of New York, PanAmSat L.P. and PanAmSat Capital
         Corporation, dated as of August 5, 1993. (3)
   4.6   Mortgage Deed of PanAmSat, L.P., to First Trust National Association,
         as Trustee, dated July 27, 1993. (3)
   4.7   First Supplemental Indenture among PanAmSat, L.P., PanAmSat Capital
         Corporation, PanAmSat Licensee Corp. and First Trust National
         Association, Trustee, dated as of February 2, 1994, relating to the 9
         3/4% Senior Secured Notes due 2000. (3)
   4.8   First Supplemental Indenture among PanAmSat, L.P., PanAmSat Capital
         Corporation, PanAmSat and United States Trust Company of New York, as
         Trustee, dated as of February 28, 1995 relating to the 11 3/8% Senior
         Subordinated Discount Notes due 2003. (4)
   4.9   Second Supplemental Indenture among PanAmSat, L.P., PanAmSat Capital
         Corporation, PanAmSat and First Trust National Association, as
         Trustee, dated as of February 28, 1995, relating to the 9 3/4% Senior
         Secured Notes due 2000. (4)
   4.10  Form of Indenture (including form of Exchange Debenture) between
         PanAmSat and The First National Bank of Boston, as Trustee, relating to the 12 3/4% Senior Subordinated Notes due 2005. (4)
   4.11  Certificate of Designation of the 12 3/4% Mandatorily Exchangeable
         Senior Redeemable Preferred Stock. (4)
   5.1   Opinion of Chadbourne & Parke LLP regarding validity of securities being registered. (2)
   8.1   Opinion of Chadbourne & Parke LLP regarding certain federal income tax matters. (2)
  10.1   Participation Agreement, dated as of December 27, 1991, among
         Satellite Transponder Leasing Corporation, GM Hughes Electronics
         Corporation, Security Pacific Equipment Leasing, Inc., Wilmington
         Trust Company, State Street Bank and Trust Company of Connecticut,
         National Association ("State Street") and Goldman, Sachs & Co. (2)
  10.2   Lease Agreement, dated as of December 27, 1991, among GM Hughes
         Electronics Corporation, Satellite Transponder Leasing Corporation and
         Wilmington Trust Company. (2)
  10.3   Participation Agreement, dated as of December 27, 1991, among
         Satellite Transponder Leasing Corporation, GM Hughes Electronics
         Corporation, Student Loan Marketing Association, Wilmington Trust
         Company, State Street and Goldman Sachs & Co. (2)
  10.4   Lease Agreement, dated as of December 27, 1991, among GM Hughes
         Electronics Corporation, Satellite Transponder Leasing Corporation and
         Wilmington Trust Company. (2)

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 10.5.1  Participation Agreement, dated as of August 21, 1992, among Hughes
         Communications Galaxy, Inc., Orion One, Inc., State Street, Wilmington
         Trust Company, Hughes Communications, Inc. and BT Securities
         Corporation, as agent. (2)
 10.5.2  First Amendment to Participation Agreement and Purchase Agreement,
         dated as of December 24, 1992, among Hughes Communications Galaxy,
         Inc., Orion One, Inc., State Street, Hughes Communications, Inc.,
         Wilmington Trust Company, BT Securities Corporation, as agent, and the other participants to the Transponder Purchase Agreement. (2)
 10.5.3  Second Amendment to Participation Agreement, dated as of June 18,
         1993, among Hughes Communications Galaxy, Inc., Orion One, Inc., State
         Street, CIBC Inc., Internationale Nederlanden Lease Structured Finance
         B.V., Wilmington Trust Company and BT Securities Corporation, as
         agent. (2)
 10.6.1  Lease Agreement, dated as of December 31, 1992, by and between Hughes
         Communications Galaxy, Inc. and State Street. (2)
 10.6.2  First Amendment to Lease Agreement, dated as of June 18, 1993, by and between Hughes Communications Galaxy, Inc. and State Street. (2)
 10.7    Schedule identifying certain agreements that have been omitted on the basis that such agreements are substantially identical to the agreements filed as Exhibits 10.5.1, 10.5.2, 10.5.3, 10.6.1 and
         10.6.2. (2)
 10.8.1  Launch Services Agreement No. 9411-002, dated November 14, 1994, between Lockheed-Khrunichev-Energia International, Inc. and PanAmSat,
         L.P. (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated April 10, 1995.) (4)
 10.8.2  First Amendment to Launch Services Agreement No. 9411-002, dated March
         30, 1995, between Lockheed-Khrunichev-Energia International, Inc. and
         PanAmSat. (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated December 15, 1995.) (6)
 10.8.3  Second Amendment to Launch Services Agreement No. 9411-002, dated June
         9, 1995, between Lockheed-Khrunichev-Energia International, Inc. and
         PanAmSat. (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated December 15, 1995.) (6)
 10.8.4  Amendment Number 3 to Launch Services Agreement No. 9411-002, dated
         August 23, 1996, between Lockheed-Khrunichev-Energia International,
         Inc. and PanAmSat. (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated January 6,
         1997.) (1)
 10.9.1  Agreement for the Launching into Geostationary Transfer Orbit of the
         PanAmSat 5 Satellite by an Ariane Launch Vehicle, No. 94.5.918, dated
         November 21, 1994, between PanAmSat, L.P. and Arianespace S.A.
         (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated April 10, 1995.) (7)
 10.9.2  Amendment No. 1 to Agreement for the Launching into Geostationary
         Transfer Orbit of the PanAmSat 6 Satellite by an Ariane Launch
         Vehicle, No. 94.5.918, dated May 1995, between PanAmSat and
         Arianespace S.A. (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated September 19, 1995.)
         (6)
 10.9.3  Amendment No. 2 to Agreement for the Launching into Geostationary
         Transfer Orbit of the PanAmSat 6 Satellite by an Ariane Launch
         Vehicle, No. 94.5.918, dated as of April 29, 1996, between PanAmSat and Arianespace S.A. (8)
 10.9.4  Amendment No. 3 to Agreement for the Launching into Geostationary
         Transfer Orbit of the PanAmSat 6 Satellite by an Ariane Launch
         Vehicle, No. 94.5.918, dated December 31, 1996, between PanAmSat and
         Arianespace S.A. (Portions of this exhibit have been omitted subject to a request for confidential treatment submitted to the Securities and Exchange Commission.) (9)
 10.10.1 Memorandum of Understanding, dated as of March 27, 1995, between Grupo
         Televisa, S.A. and PanAmSat. (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated
         April 10, 1995.) (7)

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 10.10.2 Revised DTH System in Latin America Memorandum of Understanding, dated as of September 20, 1996, between PanAmSat and Grupo Televisa, S.A.
         (1)
 10.11.1 Satellite Purchase Contract, dated as of March 31, 1995, between
         Hughes Aircraft Company and PanAmSat. (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated April 10, 1995.) (5)
 10.11.2 Amendment No. 1 to Satellite Purchase Contract, dated as of September
         3, 1996, between Hughes Aircraft Company and PanAmSat. (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated January 6, 1997.) (1)
 10.12   Galaxy IX Satellite and Services Contract, No. 95-HCG-001, dated
         August 7, 1995, between Hughes Communications Galaxy, Inc. and Hughes
         Space and Communications Company. (Portions of this exhibit have been omitted subject to a request for confidential treatment submitted to the Securities and Exchange Commission.) (2)
 10.13   Letter Agreement, dated November 29, 1995, between Hughes
         Communications Galaxy, Inc. and Hughes Space and Communications
         Company regarding the construction of Galaxy X and Galaxy XI.
         (Portions of this exhibit have been omitted subject to a request for confidential treatment submitted to the Securities and Exchange
         Commission.) (2)
 10.14   Galaxy VIII-I Satellite and Services Contract (95-HCG-002), dated
         October 31, 1995, between Hughes Communications Galaxy, Inc. and
         Hughes Space and Communications Company. (Portions of this exhibit have been omitted subject to a request for confidential treatment submitted to the Securities and Exchange Commission.) (2)
 10.15.1 Agreement for the Launching into Geostationary Transfer Orbit of
         PanAmSat Satellites by an Ariane Launch Vehicle, No. 95.5.933, dated as of December 20, 1995, between PanAmSat and Arianespace S.A.
         (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated July 23, 1996.) (8)
 10.15.2 Side Letter to Agreement for Launching into Geostationary Transfer
         Orbit of PanAmSat Satellites by an Ariane Launch Vehicle, No.
         95.5.933, dated as of December 20, 1995, between PanAmSat and
         Arianespace S.A. (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated July 23, 1996.) (8)
 10.15.3 Amendment No. 1 to Agreement for Launching into Geostationary Transfer
         Orbit of PanAmSat Satellites by an Ariane Launch Vehicle, No.
         95.5.933, dated as of April 29, 1996, between PanAmSat and Arianespace
         S.A. (8)
 10.15.4 Amendment No. 2 to Agreement for Launching into Geostationary Transfer
         Orbit of PanAmSat Satellites by an Ariane Launch Vehicle, No.
         95.5.933, dated December 31, 1996, between PanAmSat and Arianespace
         S.A. (Portions of this exhibit have been omitted subject to a request for confidential treatment submitted to the Securities and Exchange
         Commission.) (9)
 10.16   Participation Agreement, dated as of February 7, 1996, among Hughes
         Communications Galaxy, Inc., General Motors Acceptance Corporation,
         Wilmington Trust Company, Chemical Bank and the lending institutions listed as loan participants in Schedule I to the Agreement. (2)
 10.17   Lease Agreement, dated as of February 7, 1996, by and between
         Wilmington Trust Company and Hughes Communications Galaxy Inc. (2)
 10.18.1 Letter Agreement, dated February 29, 1996, among The News Corporation
         Limited, Globo Participacoes, Ltd., Grupo Televisa, S.A., and
         PanAmSat. (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated August 8, 1996.) (10)

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
 10.18.2 Amendment to Letter Agreement, dated November 4, 1996, among The News
         Corporation Limited, Globo Participacoes, Ltd., Grupo Televisa, S.A.,
         and PanAmSat. (9)
 10.19   Amended and Restated Contract for PanAmSat Program, dated May 2, 1996, between PanAmSat and Space Systems/Loral, Inc. (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated July 23, 1996.) (8)
 10.20   Letter Agreement, dated June 10, 1996, between Hughes Communications
         Galaxy, Inc. and Hughes Space and Communications Company regarding the construction of Galaxy XI. (Portions of this exhibit have been omitted subject to a request for confidential treatment submitted to the
         Securities and Exchange Commission.) (2)
 10.21   Letter Agreement, dated August 12, 1996, between Hughes Communications
         Galaxy, Inc. and Hughes Space and Communications Company regarding the construction of Galaxy XII. (Portions of this exhibit have been omitted subject to a request for confidential treatment submitted to the Securities and Exchange Commission.) (2)
 10.22   Letter Agreement, dated August 12, 1996, between Hughes Communications
         Galaxy, Inc. and Hughes Space and Communications Company regarding the construction of Galaxy XIII, XIV, XV and XVI. (Portions of this exhibit have been omitted subject to a request for confidential treatment submitted to the Securities and Exchange Commission.) (2)
 10.23   Letter Agreement, dated August 21, 1996, between Hughes Communications
         Galaxy, Inc. and Hughes Space and Communications Company regarding the construction of Galaxy XI. (Portions of this exhibit have been omitted subject to a request for confidential treatment submitted to the
         Securities and Exchange Commission.) (2)
 10.24   DTH Option Purchase Agreement, dated September 20, 1996, between
         PanAmSat, Grupo Televisa, S.A. and Satellite Company, L.L.C. (1)
 10.25   Full-Time Transponder Service Agreement From PAS-3 (European Beam),
         dated as of September 20, 1996, between PanAmSat and Televisa, S.A.
         (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated January 6, 1997.) (1)
 10.26   Transponder Purchase and Sale Agreement, dated as of June 26, 1996, between PanAmSat and Net Sat Servicos Ltda. (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated February 3, 1997.) (11)
 10.27   Amended and Restated Transponder Purchase and Sale Agreement, dated as of June 26, 1996, between PanAmSat and Net Sat Servicos Ltda.
         (Portions of this exhibit have been omitted pursuant to an order granting confidential treatment dated February 3, 1997.) (11)
 10.28   Amended and Restated Launch Services Agreement, dated as of January
         17, 1997, between Hughes Communications Galaxy, Inc. and Hughes Space and Communications International, Inc. (Portions of this exhibit have been omitted subject to a request for confidential treatment submitted to the Securities and Exchange Commission.) (2)
 10.29   Galaxy X Spacecraft, Related Services and Documentation Contract (96-
         HCG-001), dated March 2, 1997, between Hughes Communications Galaxy,
         Inc. and Hughes Space and Communications Company. (Portions of this exhibit have been omitted subject to a request for confidential treatment submitted to the Securities and Exchange Commission.) (2)
 21.1    Subsidiaries of the Registrant. (2)
 23.1    Consent of Arthur Andersen LLP. (2)
 23.2    Consent of Deloitte & Touche LLP. (2)
 23.3    Consent of Chadbourne & Parke LLP (included in exhibit 5.1 and exhibit
         8.1 to this Registration Statement).

 EXHIBIT
 NUMBER                                DESCRIPTION
 -------                               -----------
  23.4   Consent of Morgan Stanley & Co. Incorporated. (2)
  23.5   Consent of Salomon Brothers Inc. (2)
  24.1   Power of Attorney (included in signature page to this Registration
         Statement).
  27.1   Financial Data Schedule. (2)
  99.1   Form of Proxy Card. (2)
  99.2   Consent of Frederick A. Landman (identical consents were obtained from the other anticipated officers and directors of the Registrant). (2)

--------
 (1) Filed with the Securities and Exchange Commission as an exhibit to PanAmSat's Form 10-Q for the quarter ended September 30, 1996 and incorporated herein by reference.
 (2) Filed herewith.
 (3) Filed with the Securities and Exchange Commission as an exhibit to PanAmSat's Registration Statement No. 33-84836 on October 6, 1994 and incorporated herein by reference.
 (4) Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 3 to PanAmSat's Registration Statement No. 33-84836 on March 9, 1995 and incorporated herein by reference.
 (5) Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 5 to PanAmSat's Registration Statement No. 33-84836 on April 13, 1995 and incorporated herein by reference.
 (6) Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 1 to PanAmSat's Registration Statement No. 33-95396 on August 17, 1995 and incorporated herein by reference.
 (7) Filed with the Securities and Exchange Commission as an exhibit to Amendment No. 4 to PanAmSat's Registration Statement No. 33-84836 on March 29, 1995 and incorporated herein by reference.
 (8) Filed with the Securities and Exchange Commission as an exhibit to PanAmSat's Form 10-Q for the quarter ended March 31, 1996 and incorporated herein by reference.
 (9) Filed with the Securities and Exchange Commission as an exhibit to PanAmSat's Form 10-K for the year ended December 31, 1996 and incorporated herein by reference.
(10) Filed with the Securities and Exchange Commission as an exhibit to PanAmSat's Form 10-Q/A for the quarter ended March 31, 1996 and incorporated herein by reference.
(11) Filed with the Securities Exchange Commission as an exhibit to Net Sat Servicos Ltda.'s Registration Statement No. 333-6318 on January 21, 1997 and incorporated herein by reference.

ITEM 22. UNDERTAKINGS

  The undersigned Registrant hereby undertakes as follows:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

      (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (3) To remove from the registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

    (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (5) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information;

    (6) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form;

    (7) That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

    (8) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act as is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue;

    (9) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request;

    (10) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on April 16, 1997.

                                          Magellan International, Inc.

                                                  /s/ Charles H. Noski
                                          By: _________________________________
                                                    Charles H. Noski
                                                 President and Director
                                              (Principal Executive Officer)

  KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the signature page to this Registration Statement constitutes and appoints Charles H. Noski and Kenneth N. Heintz, and each of them, his true and lawful attorneys-in-fact and agents, and each of them, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or each of them, or his substitute, may lawfully do or cause to be done by virtue hereof.

  Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             SIGNATURES                        TITLE                 DATE

        /s/ Kenneth N. Heintz          Treasurer and            April 16, 1997
-------------------------------------   Director (Principal
          Kenneth N. Heintz             Financial and
                                        Accounting Officer)

         /s/ Robert M. Hall            Secretary and            April 16, 1997
-------------------------------------   Director
           Robert M. Hall